Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 04/03/19	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Long-Term Stock Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):

   300 Montgomery St., STE 790, San Francisco, CA 94104

3. Provide the applicant's mailing address (if different):

19004461

4. Provide the applicant's business telephone and facsimile number:

   415-570-4175 (Telephone) N/A (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Michelle D. Greene (Name) Chief Policy Officer (Title) 415-570-4175 (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Annette L. Nazareth, Davis Polk & Wardwell LLP
   901 15th St., N.W.
   Washington, D.C. 20005

7. Provide the date applicant's fiscal year ends: 12/31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 07/26/17 (b) State/Country of formation: DE / USA

   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 3/21/19 (MM/DD/YY) Long-Term Stock Exchange, Inc. (Name of applicant)

By: [signature] (Signature) Eric Ries, CEO (Printed Name and Title)

Subscribed and sworn before me this 29th day of MARCH (Month), 2019 (Year) by [signature] (Notary Public)

My Commission expires 12/23/21 County of SAN FRANCISCO State of CALIFORNIA

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

OUD SAPPRASERT O'BRIEN
COMM. #2223474
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Dec. 23, 2021

PC02

New York
Northern California
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Annette L. Nazareth

Davis Polk & Wardwell LLP
901 15th Street, NW
Washington, DC 20005

202 962 7075 tel
202 962 7086 fax
annette.nazareth@davispolk.com

April 3, 2019

<u>VIA HAND DELIVERY</u>

Mr. Brett Redfearn
Director
Division of Trading and Markets
100 F Street, N.E.
Washington, DC 20549

Re: Long-Term Stock Exchange, Inc. – Amendment No. 2 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Mr. Redfearn:

On behalf of Long-Term Stock Exchange, Inc. ("LTSE"), enclosed please find an original and two copies of Amendment No. 2 to LTSE's Form 1 Application seeking registration as a national securities exchange. Please feel free to contact me at 202-962-7075.

Please note that this Amendment reflects the updates to the Form 1 which we discussed, including updates to the addenda listed below. Please also note that any exhibit or addendum not listed below has not changed since our initial filing on November 9, 2018, as amended by Amendment No. 1 filed on February 26, 2019.

Exhibit A	Narrative Response
Addendum A-1	LTSE Certificate of Incorporation
Addendum A-2	LTSE Bylaws
Exhibit B	LTSE Rulebook
Exhibit C	Narrative Response
Addendum C-2	LTSE Group, Inc. Certificate of Incorporation
Addendum C-3	LTSE Group, Inc. Bylaws

Exhibit D	Narrative Response
Addendum D-1	LTSE Holdings, Inc. Audited Financial Statements for Fiscal Year 2018
Exhibit H	Narrative Response
Exhibit J	Narrative Response
Addendum J-3	Member Nominating Committee Charter
Addendum J-4	Nominating Committee Charter

Thank you.

Regards,

Annette L. Nazareth /KH

Annette L. Nazareth

Enclosures

cc: Mr. Eric Ries, Long-Term Stock Exchange, Inc.

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	June 30, 2019
Estimated average burden hours per response......	30.00

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. **FORMAT**
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. **PAPERWORK REDUCTION ACT DISCLOSURE**
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

s.s.

County of SAN FRANCISCO

Subscribed and sworn to (or affirmed) before me on this 29th day of MARCH,
Month

20 19, by ERIC RIES and
Name of Signer (1)

__________, proved to me on the basis of
Name of Signer (2)

satisfactory evidence to be the person(s) who appeared before me.

[Signature]
Signature of Notary Public

OUD SAPPRASERT O'BRIEN
COMM. #2223474
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Dec. 23, 2021
PC02

____
For other required information (Notary Name, Commission No. etc.)

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

containing ______ pages, and dated __________

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: __________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,
REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION
FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,
REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION
FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**

OFFICIAL USE

OFFICIAL USE ONLY

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Table of Contents

Exhibit A

Long-Term Stock Exchange, Inc.
Date of filing: April 3, 2019
Date as of which the information is accurate: April 3, 2019

Exhibit A

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Addendum A-1

LTSE, Inc. Certificate

of Incorporation

**AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
LONG-TERM STOCK EXCHANGE, INC.**

The undersigned, Eric Ries, hereby certifies that:

1. The undersigned is the duly elected and acting President of Long-Term Stock Exchange, Inc., a Delaware corporation.

2. The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on July 26, 2017 under the name of Long-Term Stock Exchange, Inc.

3. The Certificate of Incorporation of this corporation shall be amended and restated to read in full as follows:

ARTICLE I

The name of the corporation is Long-Term Stock Exchange, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 1209 Orange Street, in the city of Wilmington, county of New Castle, Zip Code 19810. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Corporation is:

(a) To conduct and carry on the function of an "exchange" within the meaning of that term in the Securities Exchange Act of 1934, as amended (the "Act");

(b) To provide a securities market place with high standards of honor and integrity among its Exchange Members and other persons holding rights to access the Corporation's facilities and to promote and maintain just and equitable principles of trade and business. The term "Exchange Member" shall have the meaning given to that term in Article 1 of the Corporation's Bylaws, as the same may be amended from time to time (the "Corporation's Bylaws"); and

(c) To engage in any other lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

ARTICLE IV

The total number of shares of stock which the Corporation shall have authority to issue is One Thousand (1,000), $0.01 par value per share, all of which shall be classified as common stock ("Common Stock"). LTSE Group, Inc. shall be the sole owner of the Common Stock.

Any sale, transfer or assignment by LTSE Group, Inc. of Common Stock will be subject to prior approval by the Securities and Exchange Commission (the "Commission") pursuant to the rule filing procedure under Section 19 of the Act.

ARTICLE V

(a) The governing body of the Corporation shall be its Board of Directors. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

(b) In discharging his or her responsibilities as a member of the Board of Directors, and to the fullest extent permitted by law, each director shall take into consideration the effect that his or her actions would have on the ability of the Corporation to carry out the Corporation's responsibilities under the Act and on the ability of the Corporation: to engage in conduct that fosters and does not interfere with the Corporation's ability to prevent fraudulent and manipulative acts and practices; to promote just and equitable principles of trade; to foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; to remove impediments to and perfect the mechanisms of a free and open market and a national market system; and, in general, to protect investors and the public interest. In discharging his or her responsibilities as a member of the Board of Directors or as an officer or employee of the Corporation, each such director, officer or employee shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the Commission, and the Corporation pursuant to its regulatory authority.

ARTICLE VI

The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute, and all rights conferred upon stockholders by this Certificate of incorporation are granted subject to this reservation. Before any amendment to, or repeal of, any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of the Corporation and if such amendment or repeal must be filed with or filed with and approved by the Commission, then the proposed changes to this Certificate of Incorporation shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE VII

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VIII

To the fullest extent permitted by law, all confidential information pertaining to the self-regulatory function of the Corporation (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of the Corporation shall: (i) not be made available to any persons other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof; (ii) be retained in confidence by the Corporation and its personnel, including its officers, directors, employees and agents; and (iii) not be used for any commercial purposes. Nothing in this Article Seventh shall be interpreted as to limit or impede the rights of the Commission to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers. directors, employees or agents of the Corporation to disclose such confidential information to the Commission.

* * *

The foregoing Amended and Restated Certificate of Incorporation has been duly adopted by this Corporation's Board of Directors and stockholder in accordance with the applicable provisions of Sections 228, 242 and 245 of the DGCL.

Executed at on [____].

____
Eric Ries, President

Addendum A-2

LTSE. Inc. Bylaws

FIRST AMENDED AND RESTATED
BYLAWS OF LONG-TERM STOCK EXCHANGE, INC.
(a Delaware corporation)

ARTICLE I

DEFINITIONS

When used in these Bylaws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Commission" means the Securities and Exchange Commission.

(f) "Company" means Long-Term Stock Exchange, Inc., a Delaware corporation.

(g) "day" means calendar day.

(h) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the Certificate of Incorporation and these Bylaws.

(j) "Exchange" means the national securities exchange operated by the Company.

(k) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a stockholder of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(l) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(m) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its stockholder.

(n) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(o) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(p) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an

entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(q) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by stockholders to serve as Member Representative Directors.

(r) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these Bylaws.

(s) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Section 3.4(g) of these Bylaws, or elected by stockholders after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these Bylaws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(t) "Member Representative member" means a member of any committee or hearing panel who is an officer, director, employee or agent of an Exchange Member that is not a Stockholder Exchange Member.

(u) "Nominating Committee" means the Nominating Committee elected pursuant to these Bylaws.

(v) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(w) “Non-Industry member” means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(x) “person” shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(y) “person associated with an Exchange Member” or “associated person of an Exchange Member” means any partner, officer, or director of an Exchange member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange member, or any employee of such Exchange member, except that any person associated with an Exchange member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Bylaws.

(z) “Record Date” means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(aa) “registered broker or dealer” means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(bb) “Regulatory Funds” means fees, fines, or penalties derived from the regulatory operations of the Company. “Regulatory Funds” shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

(cc) “Rules” or “Exchange Rules” shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(dd) “stockholder” means any person who maintains a direct ownership interest in the Company. The sole stockholder of the Company shall be LTSE Group, Inc.

(ee) “Stockholder Exchange Member” means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(ff) “statutory disqualification” shall have the same meaning as in Section 3(a)(39) of the Act.

ARTICLE II

OFFICE AND AGENT

2.1 **Principal Business Office**

The principal business office of the Company shall be located at _________________________________, or such other location as may hereafter be determined by the Board of Directors. The Company may have such other office or offices as the Board of Directors may from time to time designate or as the purposes of the Company may require from time to time.

2.2 **Registered Office**

The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

2.3 **Registered Agent**

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

ARTICLE III

BOARD OF DIRECTORS

3.1 **Powers**

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these Bylaws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these Bylaws the Board may delegate any of its powers to a committee appointed pursuant to Article V.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Section 10.1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Incorporation or these Bylaws, as the Board may deem proper. A Director shall, in

the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any of the Company's officers or employees, or committees of the Board, or by any other person as to matters the Director reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these Bylaws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange. In discharging his or her responsibilities as a member of the Board of Directors or as an officer or employee of the Company, each such director, officer or employee shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the Commission, and the Company pursuant to its regulatory authority.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

3.2 **Composition of the Board**

(a) The Board of Directors shall consist of six (6) or more Directors, the number thereof to be determined from time to time by resolution of the Board of Directors, subject, on and after the Operational Date to the compositional requirements of the Board set forth in Section 3.2(b).

(b) At all times on and following the Operational Date the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and who shall be considered to be an Industry Director, and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) the number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Section 3.4; and

(ii) the number of Member Representative Directors shall be at least twenty (20) percent of the Board, provided that if twenty percent of the Directors then serving on the Board is not a whole number, such minimum number of Member Representative Directors shall be rounded up to the next whole number.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

3.3 **<u>Terms of Office; Classes</u>**

(a) A Director who is also the Chief Executive Officer shall cease to be qualified to be, and shall no longer be, a member of the Board immediately upon his termination (whether by removal, resignation or otherwise) as Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors, shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Section 3.2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

3.4 **<u>Nomination and Election</u>**

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of stockholders that year. For

positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Article IV.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual or special meeting of stockholders, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 3.4 for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual or special meeting of stockholders (the "Record Date") for purposes of this Section 3.4, a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to designate the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be

held at least twenty (20) days prior to the annual or special stockholders' meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final list of designees for Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 4:00 p.m. Central Time on the date of the election shall count for the designation of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the designees for the Member Representative Director positions to be elected by stockholders.

(g) The initial Directors of the Board of Directors shall be appointed by the stockholder and shall serve until the first annual meeting of stockholders.

3.5 **Chairman of the Board**

The Chief Executive Officer shall be the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

3.6 **Vacancies**

(a) Whenever any Director position, other than a Member Representative Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Director position, other than a Member Representative Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and stockholders shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship to fill such vacancy until the expiration of the remaining term or to fill such newly-created Director position until the expiration of such position's designated term; *provided*, however, that if the remaining term of office of a Director at the time of such Director's vacancy is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Section 3.2(b) by virtue of such vacancy.

(b) Whenever any Member Representative Director position becomes vacant prior to the election of a successor at the end of such Member Representative Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Member Representative Director position becomes available because of an increase in the number of Directors, then the stockholders shall follow the procedures set forth in this Section 3.6(b). In such event, the Member Nominating Committee shall either (i) recommend an individual to the stockholders to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the stockholders from which the stockholders shall elect the individual to fill such vacancy. A Member Representative Director elected pursuant to this Section 3.6(b) shall serve until the expiration of the remaining term or until the expiration of such position's designated term; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Section 3.2(b) by virtue of such vacancy. The stockholders shall elect to any Member Representative Director position, pursuant to this Section 3.6, only individuals recommended by the Member Nominating Committee.

3.7 **Removal and Resignation**

(a) Except as hereinafter provided, any Director may be removed with or without cause by majority vote of stockholders; provided, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by a majority vote of stockholders, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Section 3.2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

3.8 **Place of Meetings; Mode**

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.9 **Regular Meetings**

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

3.10 **Special Meetings**

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

3.11 **Exchange Member Meetings**

The Company shall not be required to hold meetings of the Exchange Members.

3.12 **Voting, Quorum and Action by the Board**

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office but not less than one-third of the authorized number of Directors shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation, or these Bylaws.

3.13 **Presumption of Assent**

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to

abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

3.14 **Action in Lieu of Meeting**

Unless otherwise restricted by statute, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

3.15 **Waiver of Notice**

(a) Whenever notice is required to be given by law, the Certificate of Incorporation or these Bylaws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

3.16 **Compensation of Board and Committee Members**

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

3.17 **Interpretation of Bylaws**

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

3.18 **Conflicts of Interest; Contracts and Transactions Involving Directors**

(a) The Audit Committee, if any, or any other duly authorized committee of the Board of which the Excluded Director (as defined below) is not a member, shall consider and decide any matter that relates to a particular Exchange Member, company or individual if the Board determines that any Director has a material interest in, or a professional business, or personal relationship with such Exchange Member, company or individual (such Directors, an "Excluded Director").

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee which authorized the contract or transaction or solely because any such director's or officer's votes are counted for such purpose, if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; (ii) the material facts as to the director's or officer's relationship or interest and as to the contract for transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by the vote of the stockholders; or (iii) the contract or transaction is fair as to the Company as of the time that it is authorized, approved or ratified, by the Board, a committee or the stockholders.

ARTICLE IV

STOCKHOLDERS

4.1 Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the stockholders shall be held at such place and time as determined by the Board for the purpose of electing Directors, and for conducting such other business as may properly come before the meeting. Unless otherwise required by law, notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The first annual meeting of the stockholders shall be held prior to the Company's commencement of operations as an Exchange.

4.2 Special Meetings

Special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman, the Board or the President, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Company entitled to vote. Unless otherwise required by law, notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

4.3 **List of Stockholders**

The Company shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, at least ten (10) days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (ii) during ordinary business hours at the principal place of business of the corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

4.4 **Quorum and Vote Required for Action**

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the chairman of the meeting or the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power on the matter present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

4.5 **Voting of Shares; Proxies**

Unless otherwise provided in the Certificate of Incorporation, each stockholder of the Company shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but

no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

4.6 **Action in Lieu of Meeting**

Any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

4.7 **Assignment**

The stockholder may not transfer or assign, in whole or in part, its ownership interest(s) in the Company to any entity, unless such transfer or assignment has been filed with and approved by the Commission under Section 19 of the Act and the rules promulgated thereunder.

ARTICLE V

COMMITTEES OF THE BOARD

5.1 **Number of Committees**

The committees of the Board shall consist of an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these Bylaws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

5.2 **Appointment and Removal; Vacancies; Term**

(a) Upon recommendation of the Nominating Committee, the Board shall elect, consistent with these Bylaws, the members of all committees of the Board, as well as the chair of each committee, except as otherwise provided by these Bylaws. The Board may, at any time, with or without cause, remove any member of a committee so appointed. Except as otherwise provided herein, each committee shall be comprised of at least three (3) people. In appointing members to committees of the Board, the Board is responsible for determining that any such committee meets the composition requirements set forth in this Article V.

(b) The Board, by a majority vote of the Directors, may remove any member of any Committee at any time, with or without cause, including upon a determination (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(c) Any vacancy occurring in a committee shall be filled by the Board for the remainder of the term.

(d) Except as otherwise provided by the Bylaws, members of a committee shall hold office for a one-year period.

5.3 **Powers and Duties of Committees**

To the extent provided in the resolution of the Board and as otherwise permitted by applicable law, any committee that consists solely of Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

5.4 **Conduct of Proceedings**

Except as otherwise provided in these Bylaws or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

5.5 **Voting, Quorum and Action by Committees**

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the Bylaws, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these Bylaws.

5.6 **Specified Committees**

(a) Upon recommendation of the Nominating Committee, the Board may elect a Compensation Committee. If no Compensation Committee is elected, references herein to the Compensation Committee shall refer to the entire Board. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company. Each voting member of the Compensation Committee shall be an Independent Director.

(b) Upon recommendation of the Nominating Committee, the Board shall elect an Audit Committee consisting of Directors. All Audit Committee Directors shall be Independent Directors. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders); and (D) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) Upon recommendation of the Nominating Committee, the Board shall elect a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, including those responsibilities with regard to each of its facilities, as defined in Section 3(a)(2) of the Act, assess Exchange's regulatory performance, assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions and. In furtherance of its functions, the Regulatory Oversight Committee (i) shall review the Exchange's regulatory budget, which shall be approved by the Board of Directors, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (ii) shall meet regularly with the Chief Regulatory Officer in executive session. The Regulatory Oversight Committee shall also, in consultation with the Chief Executive Officer of the Company, be responsible for establishing the goals, assessing the performance, and fixing the compensation of the Chief Regulatory Officer and for recommending personnel actions involving the Chief Regulatory Officer and senior regulatory personnel. To the extent that the Chief Executive Officer of the Company has any indirect supervisory responsibility for the role or function of the Chief Regulatory Officer, including but not limited to, implementation of the budget for the regulatory function or regulatory personnel matters, the Regulatory Oversight Committee shall take all steps reasonably necessary to ensure that the Chief Executive Officer does not compromise the regulatory autonomy and independence of the Chief Regulatory Officer or the regulatory function. Each member of the Regulatory Oversight Committee shall be an Independent Director.

(d) Upon recommendation of the Nominating Committee, the Board shall elect an Appeals Committee. The Appeals Committee shall preside over all appeals related to

disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of two Independent Directors and one Member Representative Director. A Non-Industry Director may be designated as an alternate member of the Appeals Committee, who may replace any absent or disqualified member at any meeting of the Appeals Committee.

(e) Upon recommendation of the Nominating Committee, the Board may elect an Executive Committee, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) Upon recommendation of the Nominating Committee, the Board may elect a Finance Committee. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

ARTICLE VI

NOMINATING COMMITTEES

6.1 Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by the Board consistent with the compositional requirements of this Article VI. Each of the Nominating Committee and Member Nominating Committee, as applicable, after completion of its respective duties for nominating Directors for election to the Board for that year, shall recommend candidates to the Board to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable.

6.2 Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Section 3.2(b). All Nominating Committee members shall be Independent Directors.

6.3 **Member Nominating Committee**

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or stockholders under the terms of these Bylaws. Notwithstanding Section 5.2(a), the Member Nominating Committee shall be comprised of at least two (2) people, and each member of the Member Nominating Committee shall be a Member Representative Director.

ARTICLE VII

OFFICERS, AGENTS AND EMPLOYEES

7.1 **General**

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person.

7.2 **Appointment and Tenure**

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal, or resignation. An officer may serve for any number of terms, consecutive or otherwise.

7.3 **Resignation and Removal of Officers; Vacancies**

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

7.4 **Compensation**

The Compensation of the Chief Executive Officer shall be fixed by the Compensation Committee, or by the Board if there is no Compensation Committee. Except as otherwise provided in Section 5.6(c) of these Bylaws, the salaries of all other officers, employees and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee, with the exception of the Chief Regulatory Officer, whose compensation shall be set by the Regulatory Oversight Committee as set forth in Section 5.6(c) of these Bylaws.

7.5 **Powers and Duties; Delegation**

Each of the officers of the Company shall, unless otherwise ordered by the Board or as set forth in these Bylaws, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

7.6 **Chief Executive Officer**

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

7.7 **President**

The President shall, in the absence of the Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

7.8 **Vice President**

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their

seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

7.9 **Chief Regulatory Officer**

An officer of the Company with the position of Executive Vice President or Senior Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

7.10 **Secretary**

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

7.11 **Assistant Secretary**

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

7.12 **Treasurer**

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

7.13 **Assistant Treasurer**

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VIII

INDEMNIFICATION

8.1 **Indemnification of Directors, Officers, Employees And Other Agents**

The Company shall indemnify its Directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Company shall not be required to indemnify any Director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its Directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law.

(a) *Other Officers, Employees and Other Agents*. The Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) *Expenses*. The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Director or executive officer, of the Company, or is or was serving at the request of the Company as a Director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following

request therefor, all expenses incurred by any Director or executive officer in connection with the defense of such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VIII or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Section 8.1, no advance shall be made by the Company to an executive officer of the Company (except by reason of the fact that such executive officer is or was a Director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

(c) *Enforcement*. Without the necessity of entering into an express contract, all rights to indemnification and advances to Directors and executive officers under this Article VIII shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Company and the Director or executive officer. Any right to indemnification or advances granted by this Article VIII to a Director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. Neither the failure of the Company (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) *Non Exclusivity of Rights*. To the fullest extent permitted by the Company's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Article VIII shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office.

The Company is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Company's Certificate of Incorporation.

(e) *Survival of Rights*. The rights conferred on any person by this Article VIII shall continue as to a person who has ceased to be a Director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) *Insurance*. The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VIII.

(g) *Amendments*. Any repeal or modification of this Article VIII shall only be prospective and shall not affect the rights under this Article VIII in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Company.

(h) *Saving Clause*. If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Director and executive officer to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated, or by any other applicable law.

(i) *Certain Definitions*. For the purposes of this Article VIII, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VIII or any applicable law.

(iii) The term the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other

enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References in this Article VIII to a "Director," "officer," "employee," or "agent" of the Company shall include, without limitation, situations where such person is serving at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

8.2 **Exchange Not Liable**

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE IX

AMENDMENTS; EMERGENCY BYLAWS

9.1 **By Stockholders or Board**

These Bylaws may be altered, amended, or repealed, or new Bylaws may be adopted, (i) by the stockholders of the Company, or (ii) by the Board.

9.2 **Emergency Bylaws**

The Board may adopt emergency Bylaws subject to repeal or change by action of the stockholders of the Company which shall, notwithstanding any different provision of law, the Certificate of Incorporation, or these Bylaws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Bylaws may make any provision that may be practicable and necessary under the circumstances of the emergency.

9.3 **Authority to Take Action Under Extraordinary Market Conditions**

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

9.4 **Commission Approval**

Before any amendment to, alteration or repeal of any provision of these Bylaws under this Article IX shall be effective, those changes shall be submitted to the Board and if the same must be filed with and approved by the Commission under Section 19 of the Act and the rules promulgated thereunder, then the proposed changes to these Bylaws shall not become effective until filed with or filed with and approved by the Commission under Section 19 of the Act and the rules promulgated thereunder, as the case may be.

ARTICLE X

EXCHANGE AUTHORITIES

10.1 **Rules**

(a) The Board, acting in accordance with the terms of these Bylaws and the Rules, shall be vested with all powers necessary for the governance of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these Bylaws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

10.2 **Disciplinary Proceedings**

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including

censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its stockholders;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the Bylaws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

10.3 **<u>Membership Qualifications</u>**

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

10.4 **<u>Fees, Dues, Assessments, and Other Charges</u>**

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however,

that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls. Any Regulatory Funds will not be used for non-regulatory purposes or distributed to the stockholder, but rather, shall be applied to fund regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE XI

MISCELLANEOUS PROVISIONS

11.1 Operational Date of Exchange

The Company has been formed in anticipation of its registration by the United States Securities and Exchange Commission as a national securities exchange. During the period between incorporation and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a) references in the Agreement and By-Laws to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board of Directors of the Company may appoint members of the committees to be established under the By-Laws, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

11.2 Fiscal Year Board

The fiscal year of the Company shall be as determined from time to time by the Board.

11.3 Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of LTSE Group, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of LTSE Group, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Board), be allowed to participate in any meetings of the Board (or any committee of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters).

11.4 **Books and Records; Confidentiality of Information and Records Relating to SRO Function**

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel, directors, officers, employees and agents, and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Board, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company. Nothing in this Article XI shall be interpreted as to limit or impede the rights of the Commission to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Company to disclose such confidential information to the Commission.

11.5 **Dividends**

Subject to any provisions of any applicable statute, other provisions of these By-Laws, or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board. Notwithstanding any provision to the contrary contained in these By-Laws, (i) the Company shall not be required to pay any dividends if payment of such dividends would violate the Act or any other applicable law, and (ii) the Company shall not pay any dividends using Regulatory Funds or in violation of Article X, Section 4 of these By-Laws.

11.6 **Reserves**

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

11.7 **Execution of Instruments, Contracts, etc.**

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific

authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

11.8 **Power to Vote Stock**

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

11.9 **Severability**

If any provision of these Bylaws, or the application of any provision of these Bylaws to any person or circumstances, is held invalid, the remainder of these Bylaws and the application of such provision to other persons or circumstances shall not be affected.

Exhibit B

Long-Term Stock Exchange, Inc.
Date of filing: April 3, 2019
Date as of which the information is accurate: April 3, 2019

Exhibit B

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Addendum B-1

LTSE, Inc. Rulebook

TABLE OF CONTENTS

CHAPTER 1. ADOPTION, INTERPRETATION AND APPLICATION OF LTSE RULES, AND DEFINITIONS

Rule Series 1.100. General Provisions

Rule 1.110. Adoption of LTSE Rules

The following LTSE Rules are adopted pursuant to Article III, Section 3.1 and Article X, Section 10.1 of the Bylaws of the Exchange.

Rule 1.120. Effective Date

All LTSE Rules shall be effective when approved by the Commission in accordance with the Act and the rules and regulations thereunder, except for those Rules that are effective upon filing with the Commission, and except as otherwise specified by the Exchange in individual Rule filings or these Rules.

Rule 1.130. Interpretation

LTSE Rules shall be interpreted in such a manner as to comply with the rules and requirements of the Act and to effectuate the purposes and business of the Exchange, as well as to require that all practices by the Exchange be just, reasonable, and not unfairly discriminatory.

Rule 1.140. Reserved

Rule 1.150. Applicability

(a) These Rules shall apply to all Members and persons associated with a Member. Persons associated with a Member shall have the same duties and obligations as a Member under these Rules.

(b) A Member or person associated with a Member, who has been expelled, canceled, or revoked from membership or from registration with the Exchange, or who has been barred from being associated with all Members, shall cease to have any privileges of Exchange membership or registration. A Member or person associated with a Member who has been suspended from Exchange membership or registration shall also cease to have any privileges of membership or registration other than those under the Code of Procedure as set forth in Chapter 9 of the LTSE Rules. In neither case shall such a Member or person associated with a Member be entitled to recover any admission fees, dues, assessments or other charges paid to the Exchange.

(c) A Member or person associated with a Member who has been suspended from Exchange membership or registration shall be considered a non-Member during the period of suspension for purposes of applying the provisions of these Rules, which govern dealings between both Members and non-Members. In this regard, such non-Member shall retain all of the obligations imposed on a Member or person associated with a Member by the Rules of the Exchange.

Rule 1.160. Definitions

Unless the context otherwise requires, for all purposes of these LTSE Rules, terms used in LTSE Rules shall have the meaning assigned in Article I of the Exchange's Bylaws or as set forth below:

(a) Act or Exchange Act: The terms "Act" or "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(b) Active Order: The term "active order" shall mean an order checking against the Order Book for contra-side interest against which to execute and includes new incoming orders. For each symbol, only one order may be Active at a given time.

(c) Adverse Action: The term "adverse action" shall mean any action taken by the Exchange that adversely affects the rights of any Member, applicant for membership, or any person associated with a Member (including the denial of membership and the barring of any person from becoming associated with a Member), and any prohibition or limitation by the Exchange imposed on any person with respect to access to services offered by the Exchange, or a Member thereof. This term does not include disciplinary actions for violations of any provision of the Act or the rules and regulations promulgated thereunder, or any provision of the Bylaws or LTSE Rules or any interpretation thereof, or resolution or order of the Board or appropriate committee of the Board, which has been filed with the Commission pursuant to Section 19(b) of the Act and has become effective thereunder. Review of disciplinary actions is provided for in LTSE Rule Series 9.500.

(d) Authorized Trader or AT: The terms "Authorized Trader" or "AT" shall mean a person who may submit orders (or who supervises a routing engine that may automatically submit orders) to the Exchange's trading facilities on behalf of the Member he or she is associated with or his or her Sponsored Participant.

(e) Board or Board of Directors: The terms "Board" and "Board of Directors" shall mean the Board of Directors of the Exchange.

(f) Broker: The term “broker” shall have the same meaning as in Section 3(a)(4) of the Act.

(g) Bylaws: The term “Bylaws” means the Bylaws of the Exchange.

(h) Central Registration Depository or CRD System: The term “Central Registration Depository” or “CRD System” shall mean the Central Registration Depository operated by FINRA.

(i) Certificate of Incorporation: The term “Certificate of Incorporation” shall mean the Certificate of Incorporation of the Exchange, as amended.

(j) Chief Regulatory Officer: The term “Chief Regulatory Officer” or “CRO” means the Chief Regulatory Officer of LTSE, or his or her delegate.

(k) Code of Procedure: The term “Code of Procedure” means the procedural rules contained in Chapter 9 of the LTSE Rules.

(l) Commission or SEC: The terms “Commission” or “SEC” shall mean the U.S. Securities and Exchange Commission, established pursuant to the Act.

(m) Customer: The term “customer” shall not include a broker or dealer.

(n) Dealer: The term “dealer” shall have the same meaning as in Section 3(a)(5) of the Act.

(o) Designated Self-Regulatory Organization: The term “designated self-regulatory organization” shall mean a self-regulatory organization other than the Exchange, designated by the Commission under Section 17(d) of the Act to enforce compliance with LTSE Rules by the Exchange’s Members.

(p) Exchange: The term “Exchange” shall mean Long-Term Stock Exchange, Inc., a registered national securities exchange.

(q) FINRA or NASD: The terms “FINRA” and “NASD” mean, collectively, the Financial Industry Regulatory Authority, Inc. and its subsidiaries.

(r) LTSE: The term “LTSE” shall mean the Exchange.

(s) LTSE Order Book or Order Book: The terms “LTSE Order Book” and “Order Book” shall mean the System’s electronic file of orders.

(t) LTSE Regulation: The term “LTSE Regulation” shall mean the department of LTSE or designated employees of LTSE that supervise, administer, or perform the regulatory functions of LTSE, including the administration of any regulatory services agreements with another self-regulatory organization to which LTSE is a party.

(u) LTSE Appeals Committee: The term "LTSE Appeals Committee" means the committee authorized and directed to act for the Board of Directors in a manner consistent with the Rules and Bylaws of LTSE with respect to (1) an appeal or review of a disciplinary proceeding; (2) a statutory disqualification decision; (3) a review of a membership proceeding; (4) a review of an offer of settlement, a letter of acceptance, waiver, and consent, and a minor rule violation plan letter; (5) the exercise of exemptive authority; and (6) such other proceedings or actions authorized by the Rules of the Exchange.

(v) Member: The term “Member” shall mean any registered broker or dealer that has been admitted to membership in the Exchange. A Member will have the status of a Member of the Exchange as that term is defined in Section 3(a)(3) of the Act. Membership may be granted to a sole proprietor, partnership, corporation, limited liability company, or other organization that is a registered broker or dealer pursuant to Section 15 of the Act, and which has been approved by the Exchange.

(w) Midpoint Price: The term “Midpoint Price” shall mean the midpoint of the NBBO. Where the midpoint may be expressed within four (4) decimal places beyond the dollar, the Exchange uses the Midpoint Price; for Midpoint Prices, which would require a fifth decimal place beyond the dollar, the Exchange uses the nearest, passive, fourth decimal price.

(x) NBB, NBO or NBBO: The term “NBB” shall mean the national best bid, the term “NBO” shall mean the national best offer, and the term “NBBO” shall mean the national best bid or offer, as set forth in Rule 600(b) of Regulation NMS under the Act, determined as set forth in LTSE Rule 11.410(b).

(y) Official Closing Price: The term “Official Closing Price” of a security means the closing price of such security on the primary listing market in such security.

(z) Person: The term “person” shall include any natural person, partnership, corporation, association, or other legal entity.

(aa) Person Associated with a Member or Associated Person of a Member: The terms “person associated with a Member” or “associated person of a Member” mean any partner, officer, director, or branch manager of a Member (or person occupying a similar status or performing similar functions), any person directly or indirectly

controlling, controlled by, or under common control with such Member, or any employee of such Member, except that any person associated with a Member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Rules.

(bb) Pre-Market Hours or Pre-Market Session: The term “Pre-Market Hours” or “Pre-Market Session” shall mean the time between 8:00 a.m. and 9:30 a.m. Eastern Time.

(cc) Post-Market Hours or Post-Market Session: The term “Post-Market Hours” or “Post-Market Session” shall mean the time between 4:00 p.m. and 5:00 p.m. Eastern Time.

(dd) Protected Bid, Protected Offer, and Protected Quotation: The term “Protected Bid” or “Protected Offer” shall mean a bid or offer, respectively, in a security that is (i) displayed by an automated trading center; (ii) disseminated pursuant to an effective national market system plan; and (iii) an automated quotation that is calculated by LTSE to be the best bid or best offer, respectively, of a national securities exchange or association. The term “Protected Quotation” shall mean a quotation that is a Protected Bid or Protected Offer.

(ee) Protected NBB, Protected NBO, and Protected NBBO: The term “Protected NBB” shall mean the national best bid that is a Protected Quotation, the term “Protected NBO” shall mean the national best offer that is a Protected Quotation, and the term “Protected NBBO” shall mean the national best bid or offer that is a Protected Quotation, determined as set forth in LTSE Rule 11.410(b).

(ff) Quotations: The term “quotations” means displayed quotations.

(gg) Registered Broker or Dealer: The term “registered broker or dealer” means any broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(hh) Registered Clearing Agency: The term “registered clearing agency” means a clearing agency registered with the Commission pursuant to Section 17A of the Act that is deemed qualified by the Exchange.

(ii) Regular Market Hours or Regular Market Session: The term “Regular Market Hours” or “Regular Market Session” means the time between 9:30 a.m. and 4:00 p.m. Eastern Time.

(jj) Regulatory Contract: The term Regulatory Contract means the regulatory services agreement between LTSE and FINRA pursuant to which FINRA has agreed to perform certain regulatory functions on behalf of LTSE.

(kk) Resting Order: The term “resting order” shall mean any order with unexecuted, open share interest that has been posted to the LTSE Order Book pursuant to LTSE Rule 11.190.

(ll) Rules, LTSE Rules, Exchange Rules, or Rule of the Exchange: Each of the terms “Rules,” “LTSE Rules,” “Exchange Rules,” or “Rules of the Exchange” means the numbered rules set forth in the LTSE Rules beginning with LTSE Rule Series 1.100, as adopted by the Board pursuant to the Bylaws of the Exchange, as hereafter amended or supplemented, and also includes the Certificate of Incorporation and the Bylaws of the Exchange.

(mm) Sponsoring Member: The term “Sponsoring Member” shall mean a broker-dealer that has been issued a membership by the Exchange who has been designated by a Sponsored Participant to execute, clear, and settle transactions resulting from the System. The Sponsoring Member shall be either (i) a clearing firm with membership in a clearing agency registered with the Commission that maintains facilities through which transactions may be cleared, or (ii) a correspondent firm with a clearing arrangement with any such clearing firm.

(nn) Sponsored Participant: The term “Sponsored Participant” shall mean a person which has entered into a sponsorship arrangement with a Sponsoring Member pursuant to LTSE Rule 11.130.

(oo) Statutory Disqualification: The term “statutory disqualification” shall mean any statutory disqualification as defined in Section 3(a)(39) of the Act.

(pp) System: The term “System” shall mean the electronic communications and trading facility designated by the Board through which securities orders of Members are consolidated for ranking and execution.

(qq) System Hours: The term “System Hours” means the time between the beginning of the Pre-Market Session and the end of the Post-Market Session, which is the time between 8:00 a.m. and 5:00 p.m. Eastern Time.

(rr) Top of Book: The term “Top of Book” shall mean the best-ranked order to buy (or sell) in the Order Book as ranked pursuant to LTSE Rule 11.220.

(ss) User: The term “User” shall mean any Member or Sponsored Participant who is authorized to obtain access to the System pursuant to LTSE Rule 11.130.

(tt) UTP Security: The term “UTP Security” shall mean any security that is not listed on the Exchange, but is traded on the Exchange pursuant to unlisted trading privileges.

Rule 1.170. Regulation of LTSE and Its Members

(a) The Exchange and FINRA are parties to the Regulatory Contract pursuant to which FINRA has agreed to perform certain functions described in these Rules on behalf of the Exchange. The LTSE Rules that refer to LTSE Regulation, LTSE Regulation staff, LTSE staff, and LTSE departments should be understood as also referring to FINRA staff and FINRA departments acting on behalf of the Exchange pursuant to the Regulatory Contract.

(b) Notwithstanding the fact that the Exchange has entered into the Regulatory Contract with FINRA to perform some of the Exchange's functions, the Exchange shall retain ultimate legal responsibility for, and control of, such functions.

In addition, the Exchange has incorporated by reference certain FINRA, NASD and New York Stock Exchange rules. Exchange members shall comply with these rules and interpretations as if such rules and interpretations were part of the Exchange's Rules.

Rule 1.180. Fingerprint-Based Background Checks of Employees and Independent Contractors

(a) In order to enhance the physical security of the facilities, systems, data, and information of LTSE and its subsidiaries, affiliates and any facilities of the Exchange (collectively, the "LTSE Entities"), it shall be the policy of the LTSE Entities to conduct a fingerprint-based criminal records check of (i) all prospective and current employees of the LTSE Entities, (ii) all independent contractors who have access to facilities of the LTSE Entities for ten business days or longer, and (iii) all temporary employees who have access to facilities of the LTSE Entities for ten business days or longer. The LTSE Entities shall apply this policy in all circumstances where permitted by applicable law.

(b) The LTSE Entities shall submit fingerprint cards obtained pursuant to the foregoing policy to the Attorney General of the United States or his or her designee for identification and processing. The LTSE Entities shall at all times maintain the security of fingerprint cards, as well as any information received from the Attorney General of the United States or his or her designee in response to LTSE's submission of fingerprint cards.

(c) The Exchange shall evaluate information received from FINRA and otherwise administer this LTSE Rule 1.180 in accordance with Exchange fingerprint procedures as in effect from time to time and the provisions of applicable law. Fingerprint-based background information, such as a felony or serious misdemeanor conviction, will be a factor in making employment decisions; engaging or retaining any temporary

personnel, or independent contractors; or permitting any fingerprinted person access to Exchange facilities and records.

CHAPTER 2. MEMBERS OF THE EXCHANGE

Rule 2.110. Rights, Privileges and Duties of Members

(a) Unless specified otherwise in LTSE Rules or the Bylaws of the Exchange, each Member shall have the rights, privileges, and duties of any other Member.

Rule 2.120. Obligations of Members and the Exchange

(a) In addition to all other obligations imposed by the Exchange in its Bylaws or Rules, all Members, as a condition of effecting approved securities transactions on the Exchange’s trading facilities, shall agree to be regulated by the Exchange and shall recognize that the Exchange is obligated to undertake to enforce compliance with the provisions of LTSE Rules, its Bylaws, its interpretations, and policies, and with the provisions of the Act and regulations thereunder, and that, subject to orders and rules of the Commission, the Exchange is required to discipline Members and persons associated with Members for violations of the provisions of LTSE Rules, its Bylaws, its interpretations and policies of the Exchange, and the Act and regulations thereunder, by expulsion, suspension, limitation of activities, functions, and/or operations, fines, censure, being suspended or barred from being associated with a Member, or any other fitting sanction.

Rule 2.130. Member Eligibility

Except as hereinafter provided, any registered broker or dealer that is a Member of another registered national securities exchange or association, or any person associated with such a registered broker or dealer, shall be eligible to be, and to remain, a Member of the Exchange.

Rule 2.140. Prohibited Conditions Relating to Expungement of Customer Dispute

No Member or associated person shall condition or seek to condition settlement of a dispute with a customer on, or to otherwise compensate the customer for, the customer's agreement to consent to, or not to oppose, the Member's or associated person's request to expunge such customer dispute information from the CRD System.

Rule 2.150. Reserved

Rule 2.160. Registration Requirements and Restrictions on Membership

(a) No person may become a Member or continue as a Member in any capacity on the Exchange where:

(1) such person is other than a natural person and is not a registered broker or dealer;

(2) such person is a natural person who is not either a registered broker or dealer or associated with a registered broker or dealer;

(3) such person is subject to a statutory disqualification, except that a person may become a Member or continue as a Member where, pursuant to Rules 19d-1, 19d-2, 19d-3 and 19h-1 of the Act, the Commission has issued an order providing relief from such a disqualification and permitting such a person to become a Member; or

(4) such person is not a Member of another registered national securities exchange or association.

(b) No natural person or registered broker or dealer shall be admitted as, or be entitled to continue as, a Member or an associated person of a Member, unless such natural person or broker or dealer meets the standards of training, experience, and competence as the Exchange may prescribe. Each Member shall have the responsibility and duty to ascertain by investigation the good character, business repute, qualifications, and experience of any person applying for registration with the Exchange as an associated person of a Member.

(c) No registered broker or dealer shall be admitted as, or be entitled to continue as, a Member if such broker or dealer:

(1) fails to comply with either the financial responsibility requirements established by Rule 15c3-1 under the Act, or such other financial responsibility and operational capability requirements as may be established by LTSE Rules;

(2) fails to adhere to LTSE Rules relating to the maintenance of books and records or those rules of other self-regulatory organizations of which such broker or dealer is or was a Member;

(3) fails to demonstrate to the Exchange adequate systems capability, capacity, integrity, and security necessary to conduct business on the Exchange;

(4) is not a Member of a registered clearing agency, or does not clear transactions executed on the Exchange through another Member that is a Member of a registered clearing agency;

(5) is subject to any unsatisfied liens, judgments, or unsubordinated creditor claims of a material nature, which, in the absence of a reasonable explanation therefor, remain outstanding for more than six months;

(6) has been subject to any bankruptcy proceeding, receivership, or arrangement for the benefit of creditors within the past three years; or

(7) has engaged in an established pattern of failure to pay just debts or has defaulted, without a reasonable explanation, on an obligation to a self-regulatory organization, or any Member of a self-regulatory organization.

(d) No person shall be admitted as a Member or as an associated person of a Member where it appears that such person has engaged, and there is a reasonable likelihood that such person again may engage, in acts or practices inconsistent with just and equitable principles of trade.

(e) Each person engaged in the investment banking or securities business of a Member must be registered with the Exchange by the Member, unless exempt from registration pursuant to paragraph (m) of this Rule, as a representative or principal in each category of registration appropriate to his or her functions and responsibilities as specified in paragraphs (h), (i), (j), (k), (l) and (n) of this Rule. Such person shall not be qualified to function in any registered capacity other than that for which the person is registered, unless otherwise stated in the rules. Each such person shall agree:

(1) to supply the Exchange with such information with respect to such person's relationships and dealings with the Member as may be specified by the Exchange;

(2) to permit examination of such person's books and records by the Exchange to verify the accuracy of any information so supplied; and

(3) to be regulated by the Exchange and to recognize that the Exchange is obligated to undertake to enforce compliance with the provisions of LTSE Rules, Bylaws, the interpretations and policies of the Exchange, and the provisions of the Act and the regulations thereunder.

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.01 ***Permissive Registrations*.**

A Member may make application for or maintain the registration as a representative or principal, pursuant to Rule 2.160, of any associated person of the Member and any individual engaged in the investment banking or securities business of a foreign securities affiliate or subsidiary of the

Member. Individuals maintaining such permissive registrations shall be considered registered persons and subject to all LTSE rules, to the extent relevant to their activities.

Consistent with the requirements of Rule 5.110, Members shall have adequate supervisory systems and procedures reasonably designed to ensure that individuals with permissive registrations do not act outside the scope of their assigned functions. With respect to an individual who solely maintains a permissive registration(s), the individual's direct supervisor shall not be required to be a registered person. However, for purposes of compliance with Rule 5.110(a)(5), a Member shall assign a registered supervisor who shall be responsible for periodically contacting such individual's direct supervisor to verify that the individual is not acting outside the scope of his or her assigned functions. If such individual is permissively registered as a representative, the registered supervisor shall be registered as a representative or principal. If the individual is permissively registered as a principal, the registered supervisor shall be registered as a principal. Moreover, the registered supervisor of an individual who solely maintains a permissive registration(s) shall not be required to be registered in the same representative or principal registration category as the permissively-registered individual.

.02 Status of Persons Serving in the Armed Forces of the United States.

The following provisions address the status of current and former registered persons serving in active duty in the Armed Forces of the United States:

(a) Inactive Status of Currently Registered Persons

A registered person of a Member who volunteers for or is called into active duty in the Armed Forces of the United States shall be placed, after proper notification to the Exchange, on inactive status and need not be re-registered by such Member upon his or her return to active employment with the Member. Such person shall remain eligible to receive transaction-related compensation, including continuing commissions. The employing Member also may allow such person to enter into an arrangement with another registered person of the Member to take over and service the person's accounts and to share transaction-related compensation based upon the business generated by such accounts. However, because such persons are inactive, they may not perform any of the functions and responsibilities performed by a registered person.

A registered person who is placed on inactive status pursuant to this paragraph (a) shall not be required to complete either the Regulatory Element or Firm Element set forth in Rule 2.160(p) during the pendency of such inactive status. The relief provided in this paragraph (a) shall be available to a registered person who is placed on inactive status pursuant to this paragraph (a) during the period that such person remains registered with the Member with which he or she was registered at the beginning of active duty in the Armed Forces of the United States, regardless of whether the person returns to active employment with another Member upon completion of his or her active duty in the Armed Forces of the United States. The relief described in this paragraph (a) shall be provided only to a person registered with a Member and only while the person remains on active military duty. Further, the Member with which such person is registered shall promptly notify the Exchange in such manner as the Exchange may specify of such person's return to active employment with the Member.

(b) Inactive Status of Sole Proprietorships

A Member that is a sole proprietor who temporarily closes his or her business by reason of volunteering for or being called into active duty in the Armed Forces of the United States, shall be placed, after proper notification to the Exchange, on inactive status while the Member remains on active military duty.

The relief described in this paragraph (b) shall be provided only to a sole proprietor Member and only while the person remains on active military duty. Further, the sole proprietor shall promptly notify the Exchange in such manner as the Exchange may specify of his or her return to active participation in the investment banking or securities business of the Member relating to activity that occurs on the Exchange.

(c) Status of Formerly Registered Persons

If a person who was formerly registered with a Member volunteers for or is called into active duty in the Armed Forces of the United States at any time within two years after the date the person ceased to be registered with a Member, the Exchange shall defer the lapse of registration requirements set forth in Rule 2.160(o) (i.e., toll the two-year expiration period for representative and principal qualification examinations) and the lapse of the SIE (i.e., toll the four-year expiration period for the SIE). The Exchange shall defer the lapse of registration requirements and the SIE commencing on the date the person begins actively serving in the Armed Forces of the United States, provided that the Exchange is properly notified of the person's period of active military service within 90 days following his or her completion of active service or upon his or her re-registration with a Member, whichever occurs first. The deferral will terminate 90 days following the person's completion of active service in the Armed Forces of the United States. Accordingly, if such person does not re- register with a Member within 90 days following his or her completion of active service in the Armed Forces of the United States, the amount of time in which the person must become re-registered with a Member without being subject to a representative or principal qualification examination or the SIE shall consist of the standard two-year period for representative and principal qualification examinations or the standard four-year period for the SIE, whichever is applicable, as provided in Rule 2.160(o) reduced by the period of time between the person's termination of registration and beginning of active service in the Armed Forces of the United States.

If a person placed on inactive status while serving in the Armed Forces of the United States ceases to be registered with a Member, the Exchange shall defer the lapse of registration requirements set forth in Rule 2.160(o) (i.e., toll the two-year expiration period for representative and principal qualification examinations) and the lapse of the SIE (i.e., toll the four-year expiration period for the SIE) during the pendency of his or her active service in the Armed Forces of the United States. The Exchange shall defer the lapse of registration requirements based on existing information in the CRD System, provided that the Exchange is properly notified of the person's period of active military service within two years following his or her completion of active service or upon his or her re- registration with a Member, whichever occurs first. The deferral shall terminate 90 days following the person's completion of active service in the Armed Forces of the United States. Accordingly, if such person does not re-register with a Member within 90 days following his or her completion of active service in the Armed Forces of the United States, the amount of time in which the person must become re-registered with a Member without being subject to a representative or principal qualification examination or the SIE shall consist of the standard two-year period for representative and principal qualification examinations or the standard four-year period for the SIE, whichever is applicable, as provided in Rule 2.160(o).

(f) The Exchange may require the successful completion of a written proficiency examination to enable it to examine and verify that prospective Members and

associated persons of Members have adequate training, experience, and competence to comply with LTSE Rules and policies of the Exchange.

(g) If the Exchange requires the completion of such proficiency examinations, the Exchange may, in exceptional cases and where good cause is shown, pursuant to LTSE Rule Series 9.600, waive such proficiency examinations as are required by the Exchange upon written request of the applicant and accept other standards as evidence of an applicant's qualifications. Advanced age, physical infirmity, or experience in fields ancillary to the securities business will not individually of themselves constitute sufficient grounds to waive a proficiency examination.

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.01 Waiver of Examinations for Individuals Working for a Financial Services Industry Affiliate of a Member.

Upon request by a Member, the Exchange shall waive the applicable qualification examination(s) for an individual designated with the Exchange as working for a financial services industry affiliate of a Member if the following conditions are met:

(a) Prior to the individual's initial designation, the individual was registered as a representative or principal with the Exchange or FINRA for a total of five years within the most recent 10-year period, including for the most recent year with the Member that initially designated the individual

(b) The waiver request is made within seven years of the individual's initial designation;

(c) The initial designation and any subsequent designation(s) were made concurrently with the filing of the individual's related Form U5;

(d) The individual continuously worked for the financial services industry affiliate(s) of a Member since the individual's last Form U5 filing;

(e) The individual has complied with the Regulatory Element of continuing education as specified in Rule 2.160(p); and

(f) The individual does not have any pending or adverse regulatory matters, or terminations, that are reportable on the Form U4, and has not otherwise been subject to a statutory disqualification as defined in Section 3(a)(39) of the Exchange Act while the individual was designated as eligible for a waiver.

As used in this Supplementary Material .01, a "financial services industry affiliate of a Member" is a legal entity that controls, is controlled by or is under common control with a Member and is regulated by the SEC, CFTC, state securities authorities, federal or state banking authorities, state insurance authorities, or substantially equivalent foreign regulatory authorities.

(h) Before the registration of a qualifying person as a representative can be effective, such person shall pass the Securities Industry Essentials ("SIE") examination and the appropriate representative qualifying examination. The Exchange requires the General Securities Representative Examination ("Series 7") or an equivalent foreign examination module approved by the Exchange in qualifying persons seeking registration as General Securities Representatives, including as Authorized Traders, on behalf of Members. For those persons seeking limited registration as Securities Traders as described in paragraph (k) below, the Exchange requires the Securities Trader Qualification Examination ("Series 57"), other than any person associated with a Member whose trading activities are conducted principally on behalf of an investment company that is registered with the SEC pursuant to the Investment Company Act and that controls, is controlled by or is under common control, with the Member. The Exchange uses the Uniform Application for Securities Industry Registration or Transfer ("Form U4") as part of its procedure for registration and oversight of Member personnel.

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.01 Foreign Registrations.

Any person who is in good standing as a representative with the Financial Conduct Authority in the United Kingdom or with a Canadian stock exchange or securities regulator shall be exempt from the requirement to pass the SIE.

(i) The Exchange requires each Member other than a Member with only one associated person or a proprietary trading firm with 25 or fewer Authorized Traders ("Limited Size Proprietary Firm") to register at least two Principals with the Exchange. The Exchange may waive the two Principal requirement in situations that indicate conclusively that only one Principal associated with the Member should be required. A Limited Size Proprietary Firm is required to register at least one Principal with the Exchange. For purposes of this paragraph (i), a "Principal" shall be any individual responsible for supervising the activities of a Member's Authorized Traders, and each person designated as a Chief Compliance Officer on Schedule A of the Member's Form BD. Each Principal is required to have successfully completed the General Securities Principal Examination ("Series 24"). The Exchange uses Form U4 as part of its procedure for registration and oversight of Member personnel.

The Exchange will accept the Series 14 Compliance Official Examination in lieu of the Series 24 to satisfy the above requirement for any person designated as a Chief

Compliance Officer. Individuals who supervise the activities of General Securities Representatives must have successfully completed the Series 7 or an equivalent foreign examination module, as well as the SIE, as a prerequisite to the Series 24, or Series 14, and shall be referred to as General Securities Principals. The Exchange will require the Series 57, as well as the SIE, as a prerequisite to the Series 24 or Series 14 for those Principals whose supervisory responsibilities are limited to overseeing the activities of Series 57 qualified Securities Traders. These limited representative Principals shall be referred to as Securities Trader Principals. Each Principal with responsibility over securities trading activities on the Exchange shall become qualified and registered as a Securities Trader Principal.

***** ***Supplementary Material*** ****

.01 Requirements for Registered Persons Functioning as Principals for a Limited Period.

Subject to the requirements of Rule 2.160(h), a Member may designate any person currently registered, or who becomes registered with the Member as a representative to function as a principal for a period of 120 calendar days prior to passing an appropriate principal qualification examination as specified under Rule 2.160(i), provided that such person has at least 18 months of experience functioning as a registered representative within the five-year period immediately preceding the designation and has fulfilled all applicable prerequisite registration, fee and examination requirements prior to designation as a principal. However, in no event may such person function as a principal beyond the initial 120 calendar day period without having successfully passed an appropriate principal qualification examination as specified under Rule 2.160(i). The requirements above apply to designations to any principal category, including those categories that are not subject to a prerequisite representative registration requirement. Further, a person registered as an Order Processing Assistant Representative or a Foreign Associate with FINRA shall not be eligible to be designated as a principal under this Supplementary Material .01.

Subject to the requirements of Rule 2.160(h), a Member may designate any person currently registered, or who becomes registered, with the Member as a principal to function in another principal category for a period of 120 calendar days prior to passing an appropriate qualification examination as specified under Rule 2.160(i). However, in no event may such person function in such other principal category beyond the initial 120 calendar day period without having successfully passed an appropriate qualification examination as specified under Rule 2.160(i).

(j) Each Member subject to Exchange Act Rule 15c3-1 shall designate a Financial and Operations Principal ("FINOP"). The duties of a FINOP shall include taking appropriate actions to assure that the Member complies with applicable financial and operational requirements under Exchange Rules and the Exchange Act, including, but not limited to, those requirements relating to the submission of financial reports and the maintenance of books and records. Each FINOP is required to have successfully completed the Financial and Operations Principal Examination ("Series 27") or, in the

case of a Member that operates other than pursuant to Exchange Act Rule 15c3-1(a)(1)(ii), (a)(2)(i) or (a)(8), its Financial/Operations Principal must successfully complete either the Series 27 examination or the Introducing Broker-Dealer Financial and Operations Principal Examination ("Series 28"). The Exchange uses Form U4 as part of its procedure for registration and oversight of Member personnel. A FINOP of a Member may be a full-time employee of the Member or may be a part-time employee or independent contractor of the Member.

(k) The Exchange recognizes the Series 57 qualification for Authorized Traders who engage solely in trading on the Exchange, on either an agency or principal basis.

(l) For purposes of paragraph (i) above, a "proprietary trading firm" shall mean a Member that trades its own capital, that does not have customers, and that is not a member of FINRA. In addition, to qualify for this definition, the funds used by a proprietary trading firm must be exclusively firm funds, all trading must be in the firm's accounts, and traders must be owners of, employees of, or contractors to the firm.

(m) The following associated persons of a Member are not required to be registered with the Exchange:

(1) associated persons of a Member whose functions are solely and exclusively clerical or ministerial.

(2) associated persons of a Member whose functions are related solely and exclusively to:

(A) effecting transactions on the floor of a national securities exchange and who are appropriately registered with such exchange;

(B) transactions in municipal securities;

(C) transactions in commodities; or

(D) transactions in securities futures, provided that any such person is appropriately registered with a registered futures association.

(3) Associated persons of a Member that are restricted from accessing the Exchange and that do not engage in the securities business of the Member relating to activity that occurs on the Exchange.

***** *Supplementary Material* *****

.01 Registration Requirements for associated persons of a Member Who Accept Customer Orders.

The function of accepting customer orders is not considered a clerical or ministerial function. Each associated person of a Member who accepts customer orders under any circumstances shall be registered in an appropriate registration category pursuant to this Rule 2.160. An associated person of a Member shall not be considered to be accepting a customer order where occasionally, when an appropriately registered person is unavailable, such person transcribes order details submitted by a customer and the registered person contacts the customer to confirm the order details before entering the order.

(n) The following sets forth the qualification requirements for each of the registration categories described above:

CATEGORY OF REGISTRATION	QUALIFICATION EXAMINATION	ALTERNATIVE ACCEPTABLE QUALIFICATIONS
General Securities Representative	Series 7	Equivalent foreign examination module (Series 17 or Series 37/ 38)
Securities Trader	Series 57	N/A
General Securities Principal	Series 24	Compliance Official Examination (Series 14)[1]
Securities Trader Principal	Series 24	Compliance Official Examination (Series 14) [2]
Financial and Operations Principal	Series 27	Series 28[3]

(o) Lapse of Registration and Expiration of SIE.

Any person who was last registered as a representative two or more years immediately preceding the date of receipt by the Exchange of a new application for registration as a representative shall be required to pass a representative qualification examination appropriate to his or her category of registration as specified in paragraphs (h), (i), (j), (k), (l) and (n) of Rule 2.160. Any person who last passed the SIE or who was last registered as a representative, whichever occurred last, four or more years immediately preceding the date of receipt by the Exchange of a new application for registration as a

[1] The Exchange will only permit the Series 14 for those designated as Chief Compliance Officers on Schedule A of Form BD.
[2] The Exchange will only permit the Series 14 for those designated as Chief Compliance Officers on Schedule A of Form BD.
[3] The Exchange will only permit the Series 28 as an alternative examination for the Financial/Operations Principal of a Member that operates other than pursuant to Exchange Act Rule 15c3- 1(a)(1)(ii), (a)(2)(i) or (a)(8), as specified in paragraph (j) above.

representative shall be required to pass the SIE in addition to a representative qualification examination appropriate to his or her category of registration as specified in paragraphs (h), (i), (j), (k), (l) and (n) of Rule 2.160.

Any person who was last registered as a principal two or more years immediately preceding the date of receipt by the Exchange of a new application for registration as a principal shall be required to pass a principal qualification examination appropriate to his or her category of registration as specified in paragraphs (h), (i), (j), (k), (l) and (n) of Rule 2.160. Any person whose registration has been revoked pursuant to Rule 8.310 shall be required to pass a principal or representative qualification examination appropriate to his or her category of registration as specified in paragraphs (h), (i), (j), (k), (l) and (n) of Rule 2.160 to be eligible for registration with the Exchange. For purposes of this paragraph, an application shall not be considered to have been received by the Exchange if that application does not result in a registration.

(p) Continuing Education Requirements.

This Rule prescribes requirements regarding the continuing education of specified persons subsequent to their initial registration with the Exchange. The requirements shall consist of a Regulatory Element and a Firm Element as set forth below.

(1) Regulatory Element.

(A) Requirements. Each associated person registered with the Exchange (each a "Registered Person") for purposes of this subparagraph (1)), including any person who is permissively registered pursuant to Supplementary Material .01 to Rule 2.160(e) and any person who is designated as eligible for a waiver pursuant to Supplementary Material .01 to Rule 2.160(g), shall comply with the requirement to complete the Regulatory Element.

Each Registered Person shall complete the Regulatory Element of the continuing education program on the occurrence of their second registration anniversary date and every three years thereafter or as otherwise prescribed by FINRA. On each occasion, the Regulatory Element must be completed within 120 days after the Registered Person's registration anniversary date. A Registered Person's registration date, also known as the "base date," shall establish the cycle of anniversary dates for purposes of this LTSE Rule. The content of the Regulatory Element of the continuing education program shall be appropriate for each registration category of Registered Persons subject to the Rule. A Registered Person qualified solely as a Securities Trader shall comply with the continuing education requirements appropriate for the Series 57 license. All other Registered

Persons shall comply with the continuing education requirements applicable to their particular registrations. The content of the Regulatory Element for a person designated as eligible for a waiver pursuant to Supplementary Material .01 to Rule 2.160(g) shall be determined based on the person's most recent registration status, and the Regulatory Element shall be completed based on the same cycle had the person remained registered.

(B) Failure to Complete. Unless otherwise determined by the Exchange, Registered Person who have not completed the Regulatory Element of the continuing education program within the prescribed time frames will have their registration deemed inactive until such time as the requirements of the program have been satisfied. Further, such person shall not be permitted to be registered in another registration category under Rule 2.160 with that Member or to be registered in any registration category under Rule 2.160 with another Member, until the person has satisfied the deficiency. Any person whose registration has been deemed inactive under this LTSE Rule shall cease all activities as a Registered Person and is prohibited from functioning in any capacity requiring registration with the Exchange. Further, such person may not accept or solicit business or receive any compensation for the purchase or sale of securities. However, such person may receive trail or residual commissions resulting from transactions completed before the inactive status, unless the Member with which such person is associated has a policy prohibiting such trail or residual commissions. A registration that is inactive for a period of two years will be administratively terminated. A person whose registration is so terminated may reactivate the registration only by reapplying for registration and satisfying applicable registration and qualification requirements of the Exchange's Rules. The Exchange may, upon application and a showing of good cause, allow for additional time for a Registered Person to satisfy the program requirements. If a person designated as eligible for a waiver pursuant to Supplementary Material .01 to Rule 2.160(g) fails to complete the Regulatory Element within the prescribed time frames, the person shall no longer be eligible for such a waiver.

(C) Disciplinary Actions. Unless otherwise determined by the Exchange, a Registered Person, other than a person designated as eligible for a waiver pursuant to Supplementary Material .01 to Rule 2.160(g), will be required to retake the Regulatory Element and satisfy all of its requirements if such person:

(i) is subject to any statutory disqualification as defined in Section 3(a)(39) of the Act,

(ii) is subject to suspension or to the imposition of a fine of $5,000 or more for violation of any provision of any securities law or regulation, or any agreement with or rule or standard of conduct of any securities governmental agency, securities self-regulatory organization, or as imposed by any such regulatory or self-regulatory organization in connection with a disciplinary proceeding, or

(iii) is ordered as a sanction in a disciplinary action to retake the Regulatory Element by any securities governmental agency or securities self-regulatory organization.

The retaking of the Regulatory Element shall commence with participation within 120 days of the Registered Person becoming subject to the statutory disqualification, in the case of (p)(3)(A) above, or the disciplinary action becoming final, in the case of (p)(3)(B) or (C) above. The date of the disciplinary action shall be treated as such person's base date for purposes of this LTSE Rule.

(D) Re-Association in a Registered Capacity. Any Registered Person who has terminated association with a registered broker or dealer and who has, within two years of the date of termination, become re-associated in a registered capacity with a registered broker or dealer shall participate in the Regulatory Element at such intervals that may apply (second anniversary and every three years thereafter) based on the initial registration anniversary date, rather than based on the date of re-association in a registered capacity. The following sets forth the Regulatory Elements appropriate for each registration category:

CATEGORY OF REGISTRATION	**REGULATORY ELEMENT**
General Securities Representative	S101 General Program
Securities Trader	S101 General Program
General Securities Principal	S201 Supervisor Program
Securities Trader Principal	S201 Supervisor Program
Financial and Operations Principal	S201 Supervisor Program

(E) Reserved.

(F) Delivery of the Regulatory Element. The continuing education Regulatory Element program will be administered by FINRA.

(G) Regulatory Element Contact Person. Each Member shall designate and identify to FINRA on behalf of the Exchange (by name and e-mail address) an individual or individuals responsible for receiving e-mail notifications provided via the Central Registration Depository regarding when a Registered Person subject to the Regulatory Element is approaching the end of his or her Regulatory Element time frame and when such a person is deemed inactive due to failure to complete the requirements of the Regulatory Element program. Each Member shall identify, review, and, if necessary, update the information regarding its Regulatory Element contact person(s) as necessary to keep such information accurate.

(2) Firm Element.

(A) Persons Subject to the Firm Element. The requirements of this subparagraph shall apply to any person registered with a Member, pursuant to Rule 2.160, who has direct contact with customers in the securities business of the Member relating to activity that occurs on the Exchange, and to the immediate supervisors of such persons (collectively, “covered registered persons” for purposes of this subparagraph (b)). “Customer” shall mean any natural person and any organization, other than another broker or dealer, executing securities transactions with or through a Member.

(B) Standards for the Firm Element.

(i) Each Member must maintain a continuing and current education program for its covered registered persons to enhance their securities knowledge, skill, and professionalism. At a minimum, each Member shall at least annually evaluate and prioritize its training needs and develop a written training plan. The plan must take into consideration the Member's size, organizational structure, and scope of business activities, as well as regulatory developments and the performance of covered registered persons in the Regulatory Element. If a Member's analysis establishes the need for supervisory training for persons with supervisory responsibilities, such training must be included in the Member's training plan.

(ii) Minimum Standards for Training Programs — Programs used to implement a Member's training plan must be appropriate for the business of the Member and, at a minimum must cover training in ethics and

professional responsibility and the following matters concerning securities products, services, and strategies offered by the Member:

a. General investment features and associated risk factors;

b. Suitability and sales practice considerations; and

c. Applicable regulatory requirements.

(iii) Administration of Continuing Education Program. A Member must administer its continuing education programs in accordance with its annual evaluation and written plan and must maintain records documenting the content of the programs and completion of the programs by covered registered persons.

(C) Participation in the Firm Element. Covered registered persons included in a Member's plan must take all appropriate and reasonable steps to participate in continuing education programs as required by the Member.

(D) Specific Training Requirements. The Exchange may require a Member, individually or as part of a larger group, to provide specific training to its covered registered persons in such areas as the Exchange deems appropriate. Such a requirement may stipulate the class of covered registered persons for which it is applicable, the time period in which the requirement must be satisfied and, where appropriate, the actual training content.

(q) Registration Procedures.

(1) Persons associated with a Member who seeks to register with the Exchange shall electronically file a Form U4 with the CRD System by appropriately checking the Exchange as a requested registration on the electronic Form U4 filing. Any person required to complete Form U4 shall promptly electronically file any required amendments to Form U4 with the CRD System.

(r) Termination of Employment.

(1) The discharge or termination of employment of any person registered with the Exchange, together with the reasons therefor, shall be electronically reported to the CRD System, by an applicable Member immediately following the date of termination, but in no event later than thirty days following termination on a Uniform Termination Notice for Securities Industry Registration ("Form U5"). A copy of said termination notice shall be provided concurrently to the person whose association has been terminated.

(2) The applicable Member shall also electronically report to the CRD System, by means of an amendment to the Form U5 filed pursuant to paragraph (r)(1) above, in the event that the Member learns of facts or circumstances causing any information set forth in the notice to become inaccurate or incomplete. Such amendment shall be provided concurrently to the person whose association has been terminated no later than thirty days after the Member learns of the facts or circumstances giving rise to the amendment.

Rule 2.170. Application Procedures for Membership or to become an Associated Person of a Member

(a) Applications for membership shall be made to the Exchange and shall contain the following:

(1) An agreement to abide by, comply with, and adhere to the provisions of the Exchange’s Certificate of Incorporation, its Bylaws, Rules, the policies, interpretations, and guidelines of the Exchange and all orders and decisions of the Exchange’s Board and penalties imposed by the Board, and any duly authorized committee; provided, however, that such agreement shall not be construed as a waiver by the applicant of any right to appeal as provided in the Act.

(2) An agreement to pay such dues, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

(3) An agreement that the Exchange and its officers, employees, and Members of its Board and of any Board committee shall not be liable, except for willful malfeasance, to the applicant or to any other person, for any action taken by such director, officer, or Member in his, her or its official capacity, or by any employee of the Exchange while acting within the scope of his or her employment, in connection with the administration or enforcement of any of the provisions of the Exchange’s Certificate of Incorporation, Bylaws, Rules, policies, interpretations, or guidelines of the Exchange, or any penalty imposed by the Exchange, its Board, or any duly authorized Board committee.

(4) An agreement that, in cases where the applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the applicant against the Exchange or any of its officers, directors, committee Members, employees, or agents, to pay the Exchange or any of its officers, directors, committee members, employees, or agents, all reasonable expenses, including attorneys’ fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00); provided,

however, that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals.

(5) An agreement to maintain and make available to the Exchange, its authorized employees and its Board or Board committee members such books and records as may be required to be maintained by the Commission or LTSE Rules.

(6) Such other reasonable information with respect to the applicant as the Exchange may require.

(b) Applications for association with a Member shall be made on Form U4 and such other forms as the Exchange may prescribe, and shall be delivered to the Exchange in such manner as designated by the Exchange.

(c) If the Exchange is satisfied that the applicant is qualified for membership pursuant to the provisions of this Chapter 2, the Exchange shall promptly notify, in writing, the applicant of such determination, and the applicant shall be a Member.

(d) If the Exchange is not satisfied that the applicant is qualified for membership pursuant to the provisions of this Chapter 2, the Exchange shall promptly notify the applicant of the grounds for denying the applicant. The Board on its own motion may reverse the determination that the applicant is not qualified for membership. If a majority of the Board specifically determines to reverse the determination to deny membership, the Board shall promptly notify Exchange staff, who shall promptly notify the applicant of the Board's decision and shall grant membership to the applicant. An applicant who has been denied membership may appeal such decision under LTSE Rule Series 9.500, which governs adverse action.

(e) In considering applications for membership, the Exchange shall adhere to the following procedures:

(1) Where an application is granted, the Exchange shall promptly notify the applicant.

(2) The applicant shall be afforded an opportunity to be heard on the denial of membership pursuant to LTSE Rules Series 9.500, which govern adverse action.

(f) Except where, pursuant to Section 17(d) of the Act, the Exchange has been relieved of its responsibility to review and act upon applications for associated persons of a Member, the procedures set forth in this Chapter 2 shall govern the processing of any such applications.

(g) Each applicant shall file with the Exchange a list and descriptive identification of those persons associated with the applicant who are its executive officers, directors, principal shareholders, and general partners. Such persons shall file with the Exchange a Uniform Application for Securities Industry Registration of Transfer ("Form U4"). Applicants approved as Members of the Exchange must keep such information current with the Exchange.

Rule 2.180. Revocation of Membership or Association with a Member

Members or associated persons of Members may effect approved securities transactions on the Exchange's trading facilities only so long as they possess all the qualifications set forth in LTSE Rules. Except where, pursuant to Section 17(d) of the Act, the Exchange has been relieved of its responsibility to monitor the continued qualifications of a Member or an associated person of a Member, when the Exchange has reason to believe that a Member or associated person of a Member fails to meet such qualifications, the Exchange may act to revoke such Member or associated person of a Member's membership or association with the Exchange. Such actions shall be instituted under, and governed by, Chapter 8 of the LTSE Rules and may be appealed under LTSE Rules Series 9.500, which governs adverse action. In connection with any revocation of rights as a Member or voluntary termination of rights as a Member pursuant to LTSE Rule 2.190 below, the Member's membership in the Exchange shall be canceled.

Rule 2.190. Voluntary Termination of Rights as a Member

A Member may voluntarily terminate its rights as a Member only by a written resignation addressed to the Exchange's Secretary or another officer designated by the Exchange. Such resignation shall not take effect until 30 days after all of the following conditions have been satisfied: (i) receipt of such written resignation; (ii) all indebtedness due the Exchange shall have been paid in full; (iii) any Exchange investigation or disciplinary action brought against the Member has reached a final disposition; and (iv) any examination by the Exchange of such Member is completed and all exceptions noted have been reasonably resolved; provided, however, that the Board may declare a resignation effective at any earlier time.

Rule 2.200. Dues, Assessments and Other Charges

The Exchange may prescribe such reasonable assessments, dues, or other charges as it may, in its discretion, deem appropriate. Such assessments and charges shall be equitably allocated among Members, issuers, and other entities or persons using the Exchange's facilities.

Rule 2.210. No Affiliation between Exchange and any Member

(a) Without the prior approval of the Commission, the Exchange or any entity with which it is affiliated shall not, directly or indirectly, acquire, or maintain an ownership interest in a Member. In addition, without the prior approval of the Commission, a Member shall not be or become an affiliate of the Exchange, or an affiliate of any affiliate of the Exchange. The term affiliate shall have the meaning specified in Rule 12b-2 under the Act. Nothing in this LTSE Rule 2.210 shall prohibit a Member or its affiliate from acquiring or holding an equity interest in LTSE Group, Inc. that is permitted by the ownership and voting limitations contained in the Certificate of Incorporation and Bylaws of LTSE Group, Inc. In addition, nothing in this LTSE Rule 2.210 shall prohibit a Member from being or becoming an affiliate of the Exchange, or an affiliate of any affiliate of the Exchange, solely by reason of such Member or any officer, director, manager, managing member, partner, or affiliate of such Member being or becoming either (a) a Director (as such term is defined in the Bylaws of the Exchange) pursuant to the Bylaws of the Exchange; or (b) a Director serving on the Board of Directors of LTSE Group, Inc.

Rule 2.220. Reserved

Rule 2.230. Retention of Jurisdiction

(a) An LTSE Member whose membership is revoked, terminated or cancelled, and a person whose association thereof is revoked, terminated or cancelled, and is no longer associated with any member shall continue to be subject to the filing of a complaint under LTSE rules based upon conduct which commenced prior to the effective date of the revocation or termination. Any such complaint, however, shall be filed within two years after the effective date of resignation, cancellation, termination, or revocation.

(b) A person whose association with an LTSE Member has been revoked, terminated, or cancelled, and is no longer associated with any LTSE Member, shall continue to be subject to the filing of a complaint under LTSE Rules based upon conduct that commenced prior to the termination, revocation, or cancellation, or upon such person's failure, while subject to LTSE's jurisdiction, and must provide information requested by LTSE pursuant to LTSE Rules. Any such complaint shall be filed within:

(i) two years after the effective date of termination of registration with LTSE pursuant to Rule 2.160(r)(1); provided, however, that any amendment to a notice of termination filed pursuant to Rule 2.160(r)(2) that is filed within two years of the original notice that discloses that such person

may have engaged in conduct actionable under any applicable statute, rule, or regulation shall operate to recommence the running of the two-year period under this subsection; or

(ii) two years after the effective date of revocation or cancellation of registration pursuant to LTSE Rules; or in the case of an unregistered person, two years after the date upon which such person ceased to be associated with the Member.

Rule 2.240. Fidelity Bonds

(a) Each Member required to join the Securities Investor Protection Corporation who has employees, and who is a Member in good standing of another self-regulatory organization, shall follow the applicable fidelity bond rule of the self-regulatory organization to which it is designated by the Commission for financial responsibility pursuant to Section 17 of the Act and SEC Rule 17d-1 thereunder.

(b) A Member designated to the Exchange for oversight pursuant to SEC Rule 17d-1 shall comply with FINRA Rule 4360 as if such rule were part of the Exchange's Rules.

(c) For purposes of this LTSE Rule 2.240, references to a "member" shall be construed as references to a "Member."

(d) Pursuant to LTSE Rule Series 9.600, any Member subject to paragraph (d) of FINRA Rule 4360, through the application of paragraph (b) above, may apply to the Exchange for an exemption from such requirements. The exemption may be granted upon a showing of good cause, including a substantial change in the circumstances or nature of the Member's business that results in a lower net capital requirement. The Exchange may issue an exemption subject to any condition or limitation upon a Member's bonding coverage that is deemed necessary to protect the public and serve the purpose of this LTSE Rule.

Rule 2.250. Mandatory Participation in Testing of Backup Systems

(a) Pursuant to Regulation SCI and with respect to the Exchange's business continuity and disaster recovery plans, including its backup systems, the Exchange is required to establish standards for the designation of Members that the Exchange reasonably determines are, taken as a whole, the minimum necessary for the maintenance of fair and orderly markets in the event of the activation of such plans. The Exchange has established standards, and will designate Members according to those standards as set forth below. All Members are permitted to connect to the Exchange's backup systems and to participate in testing of such systems.

(b) Members that have been determined by the Exchange to contribute a meaningful percentage of the Exchange's overall volume are required to connect to the Exchange's backup systems and participate in functional and performance testing as announced by the Exchange, which shall occur at least once every 12 months.

(c) For purposes of identifying Members that account for a meaningful percentage of the Exchange's overall volume, the Exchange will measure volume executed on the Exchange on a quarterly basis. The percentage of volume that the Exchange considers to be meaningful for purposes of this LTSE Rule 2.250 will be determined by the Exchange, and will be published in a circular distributed to Members. The Exchange will also individually notify all Members quarterly that are subject to paragraph (b) of this LTSE Rule 2.250 based on the prior calendar quarter's volume. If a Member has not previously been subject to the requirements of paragraph (b) of this LTSE Rule 2.250, such Member will have until the next calendar quarter before such requirements are applicable.

CHAPTER 3. RULES OF FAIR PRACTICE

Rule 3.110. Business Conduct of Members

(a) A Member, in the conduct of its business, shall observe high standards of commercial honor and just and equitable principles of trade.

Rule 3.120. Violations Prohibited

(a) No Member shall engage in conduct in violation of the Act, the rules or regulations thereunder, the Bylaws, LTSE Rules, or any policy or written interpretation of the Bylaws or LTSE Rules by the Board or an appropriate Board committee. Every Member shall so supervise persons associated with the Member as to assure compliance with those requirements.

Rule 3.130. Use of Fraudulent Devices

(a) No Member shall effect any transaction in, or induce the purchase or sale of, any security by means of any manipulative, deceptive, or other fraudulent device or contrivance.

Rule 3.140. False Statements

(a) No Member or applicant for membership, or person associated with a Member or applicant for membership, shall make any false statements or misrepresentations in any application, report or other communication to the Exchange. No Member or person associated with a Member shall make any false statement or misrepresentation to any Exchange committee, officer, the Board, or any designated self-regulatory organization in connection with any matter within the jurisdiction of the Exchange.

Rule 3.150. Know Your Customer

LTSE Members shall comply with FINRA Rule 2090 as if such rule were part of the Exchange's Rules.

Rule 3.160. Fair Dealing with Customers

All Members have a fundamental responsibility for fair dealing with their customers. Members who handle customer orders on the Exchange shall establish and enforce objective standards to ensure queuing and executing of customer orders in a fair and equitable manner. Practices that do not represent fair dealing include, but are not limited to, the following:

(a) Recommending speculative securities to customers without knowledge of or an attempt to obtain information concerning the customers' other securities holdings, their financial situation, and other necessary data. This prohibition has particular application to high pressure telephonic sales campaigns;

(b) Excessive activity in customer accounts (churning or overtrading) in relation to the objectives and financial situation of the customer;

(c) Establishment of fictitious accounts in order to execute transactions that otherwise would be prohibited or which are contrary to the Member's policies;

(d) Causing the execution of transactions that are unauthorized by customers, or the sending of confirmations in order to cause customers to accept transactions not actually agreed upon;

(e) Unauthorized use or borrowing of customer funds or securities; and

(f) Recommending the purchase of securities or the continuing purchase of securities in amounts which are inconsistent with the reasonable expectation that the customer has the financial ability to meet such a commitment.

Rule 3.170. Suitability

(a) LTSE Members and associated persons of a Member shall comply with FINRA Rule 2111 as if such rule were part of the Exchange's Rules.

(b) For purposes of this LTSE Rule:

(1) References to FINRA Rules 2111 and 4512 shall be construed as references to LTSE Rules 3.170 and 4.512, respectively;

(2) References to "FINRA's Rules" shall be construed as references to "LTSE Rules"; and

(3) References to FINRA Rule 2214 shall be disregarded, and no comparable LTSE Rule shall apply to activities of LTSE Members in connection with investment analysis tools.

Rule 3.180. The Prompt Receipt and Delivery of Securities

(a) Purchases. No Member may accept a customer's purchase order for any security until it has first ascertained that the customer placing the order or its agent agrees to

receive securities against payment in an amount equal to any execution, even though such an execution may represent the purchase of only a part of a larger order.

(b) Sales. No Member shall execute a sale order for any customer or for its own account in any security unless such sale complies with the applicable provisions of the Act, including Regulation SHO.

Rule 3.190. Charges for Services Performed

Charges, if any, for services performed, including, but not limited to, miscellaneous services such as collection of monies due for principal, dividends, or interest, exchange or transfer of securities, appraisals, safe-keeping or custody of securities, and other services shall be reasonable and not unfairly discriminatory among customers.

Rule Series 3.200. Information and Disclosure Rules

Rule 3.200. Use of Information Obtained in Fiduciary Capacity

A Member who in the capacity of paying agent, transfer agent, trustee, or in any other similar capacity, has received information as to the ownership of securities, shall under no circumstances make use of such information for the purpose of soliciting purchases, sales, or exchanges except at the request and on behalf of the issuer.

Rule 3.210. Publication of Transactions and Quotations

No Member shall publish or circulate, or cause to be published or circulated, any notice, circular, advertisement, newspaper article, investment service, or communication of any kind which purports to report any transaction as a purchase or sale of any security unless such Member believes that such transaction was a bona fide purchase or sale of such security, or which purports to quote the bid price or asked price for any security, unless such Member believes that such quotation represents a bona fide bid for, or offer of, such security.

Rule 3.220. Offers at Stated Prices

No Member shall make an offer to buy from or sell to any person any security at a stated price unless such Member is prepared to purchase or sell, as the case may be, at such price and under such conditions as are stated at the time of such offer to buy or sell.

Rule 3.230. Payments Involving Publications that Influence the Market Price of a Security

(a) Except as provided in paragraph (b) of this Rule 3.230, no Member shall directly or indirectly give, permit to be given, or offer to give anything of value to any person, or

intimidate any person for the purpose of influencing or rewarding the action of such person in connection with the publication or circulation in any electronic or other public media, including any investment service or similar publication, website, newspaper, magazine or other periodical, radio, or television program of any matter which has, or is intended to have, an effect upon the market price of any security.

(b) The prohibitions in paragraph (a) of this Rule 3.230 shall not apply to compensation paid to a person in connection with the publication or circulation of:

(1) a communication that is clearly distinguishable as paid advertising;

(2) a communication that discloses the receipt of compensation and the amount thereof in accordance with Section 17(b) of the Securities Act of 1933; or

(3) a research report, as that term is defined in FINRA Rule 2241.

Rule 3.240. Customer Confirmations

A Member, at or before the completion of each transaction with a customer, shall give or send to such customer such written notification or confirmation of the transaction as is required by Rule 10b-10 under the Act.

Rule 3.250. Disclosure of Control Relationship with Issuer

A Member controlled by, controlling, or under common control with, the issuer of any security, shall, before entering into any contract with or for a customer for the purchase or sale of such security, disclose to such customer the existence of such control, and if such disclosure is not made in writing, it shall be supplemented by the giving or sending of written disclosure at or before the completion of the transaction.

Rule 3.260. Discretionary Accounts

(a) Excessive Transactions. No Member shall effect with or for any customer's account in respect to which such Member or its agent or employee is vested with any discretionary power any transactions of purchase or sale which are excessive in size or frequency, in view of the financial resources and character of such account.

(b) Authorization and Acceptance of Account. No Member or Registered Representative shall exercise any discretionary power in a customer's account unless such customer has given prior written authorization to a stated individual or individuals and the account has been accepted by the Member, as evidenced in writing by the Member or the partner, officer, or manager duly designated by the Member, in accordance with LTSE Rule 5.110.

(c) Approval and Review of Transactions. The Member or the person duly designated shall approve promptly in writing each discretionary order entered and shall review all discretionary accounts at frequent intervals in order to detect and prevent transactions that are excessive in size or frequency in view of the financial resources and character of the account.

(d) Exceptions. This LTSE Rule 3.260 shall not apply to:

(1) discretion as to the price at which or the time when an order given by a customer for the purchase or sale of a definite amount of a specified security shall be executed, except that the authority to exercise time and price discretion will be considered to be in effect only until the end of the business day on which the customer granted such discretion, absent a specific, written contrary indication signed and dated by the customer. This limitation shall not apply to time and price discretion exercised in an institutional account, as defined in LTSE Rule 5.110 pursuant to valid Good-Till-Canceled instructions issued on a "not-held" basis. Any exercise of time and price discretion must be reflected on the order ticket.

(2) bulk exchanges at net asset value of money market mutual funds (“Funds”) utilizing negative response letters provided:

(A) The bulk exchange is limited to situations involving mergers and acquisitions of Funds, changes of clearing members and exchanges of Funds used in sweep accounts;

(B) The negative response letter contains a tabular comparison of the nature and amount of the fees charged by each Fund;

(C) The negative response letter contains a comparative description of the investment objectives of each Fund and a prospectus of the Fund to be purchased; and

(D) The negative response feature will not be activated until at least 30 days after the date on which the letter was mailed.

Rule 3.270. Improper Use of Customers’ Securities or Funds; Prohibition Against Guarantees and Sharing in Accounts

(a) Improper Use. No Member or person associated with a Member shall make improper use of a customer's securities or funds.

(b) Prohibition Against Guarantees. No Member or person associated with a Member shall guarantee a customer against loss in connection with any securities transaction or in any securities account of such customer.

(c) Sharing in Accounts; Extent Permissible.

(1)

(A) Except as provided in paragraph (c)(2) of this LTSE Rule 3.270, no Member or person associated with a Member shall share directly or indirectly in the profits or losses in any account of a customer carried by the Member or any other Member; provided, however, that a Member or person associated with a Member may share in the profits or losses in such an account if:

(i) such person associated with a Member obtains prior written authorization from the Member employing the associated person;

(ii) such Member or person associated with a Member obtains prior written authorization from the customer; and

(iii) such Member or person associated with a Member shares in the profits or losses in any account of such customer only in direct proportion to the financial contributions made to such account by either the Member or person associated with a Member.

(B) Exempt from the direct proportionate share limitation of paragraph (c)(1)(A)(iii) above are accounts of the immediate family of such Member or person associated with a Member. For purposes of this LTSE Rule 3.270, the term “immediate family” shall include parents, mothers-in-law or fathers-in-law, husbands or wives, children or any relatives to whose support the Member or person associated with a Member otherwise contributes directly or indirectly.

(2) Notwithstanding the prohibition of paragraph (c)(1) of this LTSE Rule 3.270, a Member or person associated with a Member that is acting as an investment adviser may receive compensation based on a share in profits or gains in an account if:

(A) such person associated with a Member seeking such compensation obtains prior written authorization from the Member employing the associated person;

(B) such Member or person associated with a Member seeking such compensation obtains prior written authorization from the customer; and

(C) all of the conditions in Rule 205-3 of the Investment Advisers Act of 1940 (as the same may be amended from time to time) are satisfied.

Rule 3.280. Communications with Customers and the Public

Exchange Members and persons associated with a Member shall comply with FINRA Rule 2210 (except FINRA Rule 2210(c)) as if such rule were part of the Exchange's Rule. The Exchange and FINRA are parties to the Regulatory Contract pursuant to which FINRA has agreed to perform certain functions on behalf of the Exchange. Therefore, Exchange Members are complying with this LTSE Rule 3.280 by complying with relevant portions of FINRA Rule 2210, as written. In addition, functions performed by FINRA, FINRA departments, and FINRA staff under this LTSE Rule 3.280 are being performed by FINRA on the Exchange's behalf.

Rule 3.290. Customer Disclosures

No member may accept an order from a customer for execution in the Pre-Market Session or Post-Market Session without disclosing to such customer that extended hours trading involves material trading risks, including the possibility of lower liquidity, high volatility, changing prices, unlinked markets, an exaggerated effect from news announcements, wider spreads, and any other relevant risk.

The disclosures required pursuant to this LTSE Rule 3.290 may take the following form or such other form as provides substantially similar information:

(a) Risk of Lower Liquidity. Liquidity refers to the ability of market participants to buy and sell securities. Generally, the more orders that are available in a market, the greater the liquidity. Liquidity is important because with greater liquidity it is easier for investors to buy or sell securities, and as a result, investors are more likely to pay or receive a competitive price for securities purchased or sold. There may be lower liquidity in extended hours trading as compared to regular market hours. As a result, your order may only be partially executed, or not at all.

(b) Risk of Higher Volatility. Volatility refers to the changes in price that securities undergo when trading. Generally, the higher the volatility of a security, the greater its price swings. There may be greater volatility in extended hours trading than in regular market hours. As a result, your order may only be partially executed, or not at all, or you may receive an inferior price in extended hours trading than you would during regular market hours.

(c) Risk of Changing Prices. The prices of securities traded in extended hours trading may not reflect the prices either at the end of regular market hours, or upon the opening of the next morning. As a result, you may receive an inferior price in extended hours trading than you would during regular market hours.

(d) Risk of Unlinked Markets. Depending on the extended hours trading system or the time of day, the prices displayed on a particular extended hours system may not reflect the prices in other concurrently operating extended hours trading systems dealing in the same securities. Accordingly, you may receive an inferior price in one extended hours trading system than you would in another extended hours trading system.

(e) Risk of News Announcements. Normally, issuers make news announcements that may affect the price of their securities after regular market hours. Similarly, important financial information is frequently announced outside of regular market hours. In extended hours trading, these announcements may occur during trading, and if combined with lower liquidity and higher volatility, may cause an exaggerated and unsustainable effect on the price of a security.

(f) Risk of Wider Spreads. The spread refers to the difference in price between what you can buy a security for and what you can sell it for. Lower liquidity and higher volatility in extended hours trading may result in wider than normal spreads for a particular security.

Rule 3.291. Influencing or Rewarding Employees of Others; Gratuities

(a) No Member or person associated with a Member shall, directly or indirectly, give or permit to be given anything of value, including gratuities, in excess of one hundred dollars per individual per year to any person, principal, proprietor, employee, agent, or representative of another person where such payment or gratuity is in relation to the business of the employer of the recipient of the payment or gratuity. A gift of any kind is considered a gratuity.

(b) This LTSE Rule shall not apply to contracts of employment with or to compensation for services rendered by persons enumerated in paragraph (a) of this Rule 3.291, provided that there is in existence prior to the time of employment or before the services are rendered, a written agreement between the Member and the person who is to be employed to perform such services. Such agreement shall include the nature of the proposed employment, the amount of the proposed compensation, and the written consent of such person's employer or principal.

(c) A separate record of all payments or gratuities in any amount known to the Member, the employment agreement referred to in paragraph (b) of this LTSE Rule 3.291, and

any employment compensation paid as a result thereof shall be retained by the Member for the period specified by Rule 17a-4 of the Act.

Rule 3.292. Telemarketing

LTSE Members and persons associated with a Member shall comply with FINRA Rule 3230 as if such rule were part of the LTSE Rules.

Rule 3.293. Short-Interest Reporting

To the extent such information is not otherwise reported to FINRA in conformance with FINRA Rule 4560, LTSE Members shall comply with FINRA Rule 4560, with respect to securities listed on LTSE, as if such rule were part of LTSE's rules. Information required to be reported pursuant to this Rule shall be reported to LTSE in the form and manner specified by LTSE.

CHAPTER 4. FINANCIAL AND OPERATIONAL RULES

Rule Series 4.100. Financial Condition

Rule 4.110. Capital Compliance

(a) A member designated to LTSE for oversight pursuant to SEC Rule 17d-1 shall comply with FINRA Rule 4110 as if such rule were part of the Exchange's Rules.

(b) For purposes of this LTSE Rule 4.110, references to FINRA Rule 9557 shall be construed as references to LTSE Rule 9.557. References to FINRA shall be construed as references to LTSE. References to FINRA's Executive Vice President charged with oversight for financial responsibility shall be construed as a reference to the LTSE CRO.

Rule 4.120. Regulatory Notification and Business Curtailment

(a) A Member designated to LTSE for oversight pursuant to SEC Rule 17d-1 shall comply with FINRA Rule 4120 as if such rule were part of the Exchange's Rules.

(b) For purposes of this LTSE Rule 4.120, references to FINRA Rule 9557 shall be construed as references to LTSE Rule 9.557. References to FINRA Rule 4210 shall be construed as references to LTSE Rule 4.210. References to FINRA shall be construed as references to LTSE.

Rule 4.130. Reserved

Rule 4.140. Audit

(a) A Member designated to LTSE for oversight pursuant to SEC Rule 17d-1 shall comply with FINRA Rule 4140 as if such rule were part of LTSE Rules.

(b) For purposes of this LTSE Rule 4.140, references to FINRA shall be construed as references to LTSE. References to FINRA's Executive Vice President charged with oversight for financial responsibility shall be construed as a reference to the LTSE CRO.

Rule Series 4.200. Margin

Rule 4.210. Prohibitions and Exemptions

(a) A Member shall not effect a securities transaction through Exchange facilities in a manner contrary to the regulations of the Board of Governors of the Federal Reserve System.

(b) The margin which must be maintained in margin accounts of customers shall be as follows:

(1) 25% of the current market value of all securities "long" in the account

(2) $2.50 per share or 100% of the current market value, whichever amount is greater, of each stock "short" in the account selling at less than $5.00 per share;

(3) $5.00 per share or 30% of the current market value, whichever amount is greater, of each stock "short" in the account selling at $5.00 per share or above; and

(4) 5% of the principal amount or 30% of the current market value, whichever amount is greater, of each bond "short" in the account.

Rule 4.220. Day Trading Margin

(a) The term "day trading" means the purchasing and selling of the same security on the same day. A "day trader" is any customer whose trading shows a pattern of day trading.

(b) Whenever day trading occurs in a customer's margin account, the margin to be maintained shall be the margin on the "long" or "short" transaction, whichever occurred first, as required pursuant to LTSE Rule 4.210(b). When day trading occurs in the account of a day trader, the margin to be maintained shall be the margin on the "long" or "short" transaction, whichever occurred first, as required for initial margin by Regulation T of the Board of Governors of the Federal Reserve System, or as required pursuant to LTSE Rule 4.210(b), whichever amount is greater.

(c) No Member shall permit a public customer to make a practice, directly or indirectly, of effecting transactions in a cash account where the cost of securities purchased is met by the sale of the same securities. No Member shall permit a public customer to make a practice of selling securities in a cash account which are to be received against payment from another registered broker or dealer where such securities were purchased and are not yet paid for.

Rule Series 4.300. Reserved

Rule Series 4.400. Reserved

Rule Series 4.500. Books, Records, and Reports

Rule 4.511. General Requirements

LTSE Members and persons associated with a Member shall comply with FINRA Rule 4511 as if such rule were part of the Exchange's Rules. For purposes of this LTSE Rule, references to "FINRA rules" shall be construed as references to "LTSE Rules" and references to "FINRA books and records" shall be construed as references to "LTSE books and records."

Rule 4.512. Customer Account Information

(a) LTSE Members and persons associated with a Member shall comply with FINRA Rule 4512 as if such rule were part of LTSE's Rules.

(b) For purposes of this LTSE Rule 4.512:

(1) References to NASD Rule 2510 (or any successor FINRA Rule) shall be construed as references to LTSE Rule 3.260;

(2) References to FINRA Rules 2070, 2090, and 4512 shall be construed as references to LTSE Rules 6.180, 3.150, and 4.512;

(3) References to "a prior FINRA rule" shall be construed as references to "a FINRA rule in effect prior to the effectiveness of FINRA Rule 4512";

(4) LTSE and FINRA are parties to a Regulatory Contract pursuant to which FINRA has agreed to perform certain functions on behalf of LTSE. Therefore, LTSE Members are complying with LTSE Rule 4.512 by complying with FINRA Rule 4512 as written, including, for example, providing information required by FINRA staff. In addition, functions performed by FINRA, FINRA departments, and FINRA staff under LTSE Rule 4.512 are being performed by FINRA on behalf of LTSE.

Rule 4.513. Record of Written Customer Complaints

LTSE Members and persons associated with a Member shall comply with FINRA Rule 4513 as if such rule were part of LTSE's Rules.

Rule 4.540. Furnishing of Records

Every Member shall furnish to the Exchange, upon request and in a time and manner required by the Exchange, current copies of any financial information filed with the Commission, as well as any records, files, or financial information pertaining to transactions executed on or through the Exchange, or transactions in the same security executed on venues other than the Exchange, or derivatives of such securities. Further, the Exchange shall be allowed access, at any time, to the books and records of the Member in order to obtain or verify information related to transactions executed on or through the Exchange or activities relating to the Exchange.

(a) Member Response Time to Exchange Requests. Consistent with the responsibility of the Exchange and the Commission to provide for timely regulatory investigations, the Exchange has adopted the following general time parameters within which Members are required to respond to Exchange requests for trading data:

(1) 1st Request: 10 business days

(2) 2nd Request: 5 business days

(3) 3rd Request: 5 business days

The third request letter will be sent to the Member's compliance officer and/or senior officer. Notwithstanding the parameters listed above, the Exchange reserves the right, in its sole discretion, to require information to be provided more quickly than described above.

(b) Regulatory Data Submission Requirement. Members shall submit to the Exchange such Exchange-related order, market, and transaction data as the Exchange by Information Circular may specify, in such form and on such schedule as the Exchange may require.

Rule 4.550. Disclosure of Financial Condition

(a) A Member shall make available to inspection by any bona fide regular customer, upon request, the information relative to such Member's financial condition as disclosed in its most recent balance sheet prepared either in accordance with such Member's usual practice or as required by any state or federal securities laws, or any rule or regulation thereunder. In lieu of making such balance sheet available for inspection, a Member may deliver the balance sheet to the requesting bona fide regular customer in paper or electronic form; provided that, with respect to electronic delivery, the customer must consent to receive the balance sheet in electronic form.

(b) Any Member who is a party to an open transaction or who has on deposit cash or securities of another Member shall deliver upon written request of the other Member, in paper or electronic form, a statement of its financial condition as disclosed in its most recent balance sheet prepared either in accordance with such Member's usual practice or as required by any state or federal securities laws, or any rule or regulation thereunder.

(c) As used in paragraph (a) of this LTSE Rule 4.550, the term "customer" means any person who, in the regular course of such Member's business, has cash or securities in the possession of such Member.

CHAPTER 5. SUPERVISION

Rule 5.110. Supervision

(a) Supervisory System

Each Member shall establish and maintain a system to supervise the activities of each associated person that is reasonably designed to achieve compliance with applicable securities laws and regulations, and with applicable LTSE Rules. Final responsibility for proper supervision shall rest with the Member. A Member's supervisory system shall provide, at a minimum, for the following:

(1) The establishment and maintenance of written procedures as required by this LTSE Rule 5.110.

(2) The designation, where applicable, of an appropriately registered principal(s) with authority to carry out the supervisory responsibilities of the Member for each type of business in which it engages for which registration as a broker-dealer is required.

(3) The registration and designation as a branch office or an office of supervisory jurisdiction ("OSJ") of each location, including the main office, that meets the definitions contained in paragraph (e) of this LTSE Rule 5.110.

(4) The designation of one or more appropriately registered principals in each OSJ and one or more appropriately Registered Representatives or principals in each non-OSJ branch office with authority to carry out the supervisory responsibilities assigned to that office by the Member.

(5) The assignment of each registered person to an appropriately Registered Representative(s) or principal(s) who shall be responsible for supervising that person's activities.

(6) The use of reasonable efforts to determine that all supervisory personnel are qualified, either by virtue of experience or training, to carry out their assigned responsibilities.

(7) The participation of each Registered Representative and Registered Principal, either individually or collectively, no less than annually, in an interview or meeting conducted by persons designated by the Member at which compliance matters relevant to the activities of the representative(s) and principal(s) are discussed. Such interview or meeting may occur in conjunction with the discussion of other

matters and may be conducted at a central or regional location or at the representative's or principal's place of business.

(b) Written Procedures

(1) General Requirements. Each Member shall establish, maintain, and enforce written procedures to supervise the types of business in which it engages and the activities of its associated persons that are reasonably designed to achieve compliance with applicable securities laws and regulations, and with applicable LTSE Rules.

(2) Review of Member's Investment Banking and Securities Business. The supervisory procedures required by this paragraph (b) shall include procedures for the review by a Registered Principal, evidenced in writing, of all transactions relating to the investment banking or securities business of the Member.

(3) Reserved.

(4) Review of Correspondence and Internal Communications. The supervisory procedures required by this paragraph (b) shall include procedures for the review of incoming and outgoing written (including electronic) correspondence and internal communications relating to the Member's investment banking or securities business. The supervisory procedures must be appropriate for the Member's business, size, structure, and customers. The supervisory procedures must require the Member's review of:

(A) incoming and outgoing written (including electronic) correspondence to properly identify and handle in accordance with firm procedures, customer complaints, instructions, funds and securities, and communications that are of a subject matter that require review under LTSE Rules and federal securities laws.

(B) internal communications to properly identify those communications that are of a subject matter that require review under LTSE Rules and federal securities laws.

Reviews of correspondence and internal communications must be conducted by a Registered Principal and must be evidenced in writing, either electronically or on paper.

(5) Review of Customer Complaints. The supervisory procedures required by this paragraph (b) shall include procedures to capture, acknowledge, and respond to all written (including electronic) customer complaints.

(6) Documentation and Supervision of Supervisory Personnel. The supervisory procedures required by this paragraph (b) shall set forth the supervisory system established by the Member pursuant to paragraph (a) above, and shall include:

(A) the titles, registration status, and locations of the required supervisory personnel and the responsibilities of each supervisory person as these relate to the types of business engaged in applicable securities laws and regulations, and LTSE Rules.

(B) a record, preserved by the Member for a period of not less than three years, the first two years in an easily accessible place, of the names of all persons who are designated as supervisory personnel and the dates for which such designation is or was effective.

(C) procedures prohibiting associated persons who perform a supervisory function from:

(i) supervising their own activities; and

(ii) reporting to, or having their compensation or continued employment determined by, a person or persons they are supervising.

a. If a Member determines, with respect to any of its supervisory personnel, that compliance with subparagraph (i) or (ii) above is not possible because of the Member’s size or a supervisory personnel’s position within the firm, the Member must document:

1. the factors the Member used to reach such determination; and

2. how the supervisory arrangement with respect to such supervisory personnel otherwise complies with paragraph (a) of this LTSE Rule 5.110.

(D) procedures reasonably designed to prevent the supervisory system required pursuant to paragraph (a) of this LTSE Rule 5.110 from being compromised due to the conflicts of interest that may be present with respect to the associated person being supervised, including the position of such person, the revenue such person generates for the Member, or any compensation that the associated person conducting the supervision may derive from the associated person being supervised.

(7) Maintenance of Written Supervisory Procedures. A copy of a Member's written supervisory procedures, or the relevant portions thereof, shall be kept and

maintained in each OSJ and at each location where supervisory activities are conducted on behalf of the Member. Each Member shall promptly amend its written supervisory procedures to reflect changes in applicable securities laws or regulations, including LTSE Rules, and as changes occur in its supervisory system. Each Member is responsible for promptly communicating its written supervisory procedures and amendments to all associated persons to whom such written supervisory procedures and amendments are relevant based on their activities and responsibilities.

(c) Internal Inspections

(1) Each Member shall conduct a review, at least annually (on a calendar-year basis), of the businesses in which it engages. The review shall be reasonably designed to assist the Member in detecting and preventing violations of, and achieving compliance with, applicable securities laws and regulations, and with applicable LTSE Rules. Each Member shall review the activities of each office, which shall include the periodic examination of customer accounts to detect and prevent irregularities or abuses. Each Member shall also retain a written record of the date upon which each review and inspection is conducted.

(A) Each Member shall inspect at least annually (on a calendar-year basis) every OSJ and any branch office that supervises one or more non-branch locations.

(B) Each Member shall inspect at least every three years every branch office that does not supervise one or more non-branch locations. In establishing how often to inspect each non-supervisory branch office, the Member shall consider whether the nature and complexity of the securities activities for which the location is responsible, the volume of business done at the location, and the number of associated persons assigned to the location require the non-supervisory branch office to be inspected more frequently than every three years. If a Member establishes a more frequent inspection cycle, the Member must ensure that at least every three years, the inspection requirements enumerated in paragraph (c)(2) have been met. The Member's written supervisory and inspection procedures shall set forth the non-supervisory branch office examination cycle, an explanation of the factors the Member used in determining the frequency of the examinations in the cycle, and the manner in which a Member will comply with paragraph (c)(2) if using more frequent inspections than every three years.

(C) Each Member shall inspect on a regular periodic schedule every non-branch location. In establishing such schedule, the Member shall consider the nature

and complexity of the securities activities for which the location is responsible and the nature and extent of contact with customers. The Member's written supervisory and inspection procedures shall set forth the schedule and an explanation regarding how the Member determined the frequency of the examination.

(2) An inspection and review by a Member pursuant to paragraph (c)(1) must be reduced to a written report and kept on file by the Member for a minimum of three years, unless the inspection is being conducted pursuant to paragraph (c)(1)(C) and the regular periodic schedule is longer than a three-year cycle, in which case the report must be kept on file at least until the next inspection report has been written.

(A) If applicable to the location being inspected, that location's written inspection report must include, without limitation, the testing and verification of the Member's policies and procedures, including supervisory policies and procedures in the following areas:

(i) safeguarding of customer funds and securities;

(ii) maintaining books and records;

(iii) supervision of supervisory personnel;

(iv) transmittals of funds (e.g., wires or checks, etc.) or securities from customers to third-party accounts; from customer accounts to outside entities (e.g., banks, investment companies, etc.); from customer accounts to locations other than a customer's primary residence (e.g., post office box, "in care of" accounts, alternate address, etc.); and between customers and Registered Representatives, including the hand-delivery of checks; and

(v) changes of customer account information, including address and investment objectives changes and validation of such changes.

(B) The policies and procedures required by paragraph (c)(2)(A)(iv) must include a means or method of customer confirmation, notification, or follow-up that can be documented. Members may use reasonable risk-based criteria to determine the authenticity of the transmittal instructions.

(C) The policies and procedures required by paragraph (c)(2)(A)(v) must include, for each change processed, a means or method of customer confirmation,

notification, or follow-up that can be documented and that complies with Rules 17a-3(a)(17)(i)(B)(2) and 17a-3(a)(17)(i)(B)(3) of the Act.

(D) If a Member does not engage in all of the activities enumerated in paragraphs (c)(2)(A)(i) through (v) at the location being inspected, the Member must identify those activities in the Member's written supervisory procedures or the location's written inspection report and document in the Member's written supervisory procedures or the location's written inspection report that supervisory policies and procedures for such activities must be in place at that location before the Member can engage in them.

(3) For each inspection conducted pursuant to paragraph (c), a Member must:

(A) have procedures reasonably designed to prevent the effectiveness of the inspections required pursuant to paragraph (c)(1) of this LTSE Rule 5.110 from being compromised due to the conflicts of interest that may be present with respect to the location being inspected, including but not limited to, economic, commercial, or financial interests in the associated persons and businesses being inspected; and

(B) ensure that the person conducting an inspection pursuant to paragraph (c)(1) is not an associated person assigned to the location or is not directly or indirectly supervised by, or otherwise reporting to, an associated person assigned to the location.

(C) If a Member determines that compliance with paragraph (c)(3)(B) is not possible either because of a Member's size or its business model, the Member must document in the inspection report both the factors the Member used to make its determination and how the inspection otherwise complies with paragraph (c)(1).

(d) Transaction Review and Investigation

(1) Each Member shall include in its supervisory procedures a process for the review of securities transactions that are reasonably designed to identify trades that may violate the provisions of the Exchange Act, the rules thereunder, or LTSE Rules prohibiting insider trading and manipulative and deceptive device that are effected for the:

(A) accounts of the Member;

(B) accounts introduced or carried by the Member in which a person associated with the Member has a beneficial interest or the authority to make investment decisions;

(C) accounts of a person associated with the Member that are disclosed to the Member pursuant to LTSE Rule 5.170, as applicable; and

(D) covered accounts.

(2) Each Member must conduct promptly an internal investigation into any such trade to determine whether a violation of those laws or rules has occurred.

(3) A Member engaging in investment banking services must file with LTSE, written reports, signed by a senior officer of the Member, at such times and, without limitation, including such content, as follows:

(A) within ten business days of the end of each calendar quarter, a written report describing each internal investigation initiated in the previous calendar quarter pursuant to paragraph (d)(2), including the identity of the Member, the date each internal investigation commenced, the status of each open internal investigation, the resolution of any internal investigation reached during the previous calendar quarter, and, with respect to each internal investigation, the identity of the security, trades, accounts, associated persons of the Member, or associated person of the Member's family members holding a covered account, under review, and that includes a copy of the Member's policies and procedures required by paragraph (d)(1).

(B) within five business days of completion of an internal investigation pursuant to paragraph (d)(2) in which it was determined that a violation of the provisions of the Exchange Act, the rules thereunder, or LTSE Rules prohibiting insider trading and manipulative and deceptive devices had occurred, a written report detailing the completion of the investigation, including the results of the investigation, any internal disciplinary action taken, and any referral of the matter to another self-regulatory organization, the SEC, or any other federal, state, or international regulatory authority.

(4) Definitions

For purposes of this LTSE Rule 5.110(d):

(A) The term "covered account" shall include any account introduced or carried by the Member that is held by:

(i) the spouse of a person associated with the Member;

(ii) a child of the person associated with the Member or such person's spouse, provided that the child resides in the same household as or is financially dependent upon the person associated with the Member;

(iii) any other related individual over whose account the person associated with the Member has control; or

(iv) any other individual over whose account the associated person of the Member has control and to whose financial support such person materially contributes.

(B) The term "investment banking services" shall include, without limitation, acting as an underwriter, participating in a selling group in an offering for the issuer, or otherwise acting in furtherance of a public offering of the issuer; acting as a financial adviser in a merger or acquisition; providing venture capital or equity lines of credit or serving as placement agent for the issuer or otherwise acting in furtherance of a private offering of the issuer.

(e) Responsibility of Member to Investigate Applicants for Registration

Each Member shall ascertain by investigation the good character, business reputation, qualifications and experience of an applicant before the Member applies to register that applicant with LTSE, and before making a representation to that effect on the application for registration.

If the applicant previously has been registered with LTSE or another self-regulatory organization, the Member shall review a copy of the applicant's most recent Form U5, including any amendments thereto, within 60 days of the filing date of an application for registration, or demonstrate to LTSE that it has made reasonable efforts to do so. In conducting its review of the Form U5, the Member shall take such action as may be deemed appropriate.

The member shall also review an applicant's employment experience to determine if the applicant has been recently employed by a Futures Commission Merchant or an Introducing Broker that is notice-registered with the SEC pursuant to section 15(b)(11) of the Exchange Act. In such a case, the Member shall also review a copy of the applicant's most recent Commodity Futures Trading Commission Form 8-T, including any amendments thereto, within 60 days of the filing date of an application for registration, or demonstrate to LTSE that it has made reasonable efforts to do so. In conducting its

review of a Form 8-T, the Member shall take such action as may be deemed appropriate.

In addition, each member shall establish and implement written procedures reasonably designed to verify the accuracy and completeness of the information contained in an applicant's initial or transfer Form U4 no later than 30 calendar days after the form is filed with LTSE. Such procedures shall, at a minimum, provide for a search of reasonably available public records to be conducted by the member, or a third-party service provider, to verify the accuracy and completeness of the information contained in the applicant's Form U4.

(f) Definitions

For purposes of this LTSE Rule 5.110:

(1) "Office of Supervisory Jurisdiction" or "OSJ" means any office of a Member at which any one or more of the following functions take place:

(A) order execution or market making;

(B) structuring of public offerings or private placements;

(C) maintaining custody of customers' funds or securities;

(D) final acceptance (approval) of new accounts on behalf of the Member;

(E) review and endorsement of customer orders, pursuant to paragraph (b)(2) above;

(F) final approval of retail communications for use by persons associated with the Member, pursuant to LTSE Rule 3.280, except for an office that solely conducts final approval of research reports; or

(G) responsibility for supervising the activities of persons associated with the Member at one or more other branch offices of the Member.

(2) A "branch office" is any location where one or more associated persons of a Member regularly conducts the business of effecting any transactions in, or inducing or attempting to induce the purchase or sale of, any security, or is held out as such, excluding:

(A) Any location that is established solely for customer service or back office type functions where no sales activities are conducted and that is not held out to the public as a branch office;

(B) Any location that is the associated person's primary residence; provided that

(i) Only one associated person, or multiple associated persons who reside at that location and are members of the same immediate family, conduct business at the location;

(ii) The location is not held out to the public as an office and the associated person does not meet with customers at the location;

(iii) Neither customer funds nor securities are handled at that location;

(iv) The associated person is assigned to a designated branch office, and such designated branch office is reflected on all business cards, stationery, retail communications and other communications to the public by such associated person;

(v) The associated person's correspondence and communications with the public are subject to the Member's supervision in accordance with this LTSE Rule 5.110;

(vi) Electronic communications (e.g., e-mail) are made through the Member's electronic system;

(vii) All orders are entered through the designated branch office or an electronic system established by the Member that is reviewable at the branch office;

(viii) Written supervisory procedures pertaining to supervision of sales activities conducted at the residence are maintained by the Member; and

(ix) A list of the residence locations is maintained by the Member;

(C) Any location, other than a primary residence, that is used for securities business for less than 30 business days in any one calendar year, provided the Member complies with the provisions of subparagraphs (2)(B)(i) through (ix) above;

(D) Any office of convenience, where associated persons occasionally and exclusively by appointment meet with customers, which is not held out to the public as an office;*

(E) Any location that is used primarily to engage in non-securities activities and from which the associated person(s) effects no more than 25 securities

transactions in any one calendar year; provided that any retail communication identifying such location also sets forth the address and telephone number of the location from which the associated person(s) conducting business at the non-branch locations are directly supervised;

(F) The floor of a registered national securities exchange where a Member conducts a direct access business with public customers; or

(G) A temporary location established in response to the implementation of a business continuity plan.

(3) Notwithstanding the exclusions in subparagraph (2), any location that is responsible for supervising the activities of persons associated with the Member at one (1) or more non-branch locations of the Member is considered to be a branch office.

(4) The term "business day" as used in paragraph (f)(2) of this LTSE Rule 5.110 shall not include any partial business day provided that the associated person spends at least four hours on such business day at his or her designated branch office during the hours that such office is normally open for business.

**** * * * * Supplementary Material * * * ****

.01 Registration of Main Office.

A Member's main office location is required to be registered and designated as a branch office or OSJ if it meets the definitions of a "branch office" or "office of supervisory jurisdiction" as set forth in LTSE Rule 5.110(f). In general, the nature of activities conducted at a main office will satisfy the requirements of such terms.

.02 Designation of Additional OSJs.

In addition to the locations that meet the definition of OSJ in LTSE Rule 5.110(f), each Member shall also register and designate other offices as OSJs as is necessary to supervise its associated persons in accordance with the standards set forth in LTSE Rule 5.110. In making a determination as to whether to designate a location as an OSJ, the Member should consider the following factors:

(a) whether registered persons at the location engage in retail sales or other activities involving regular contact with public customers;

(b) whether a substantial number of registered persons conduct securities activities at, or are otherwise supervised from, such location;

(c) whether the location is geographically distant from another OSJ of the firm;

(d) whether the Member's registered persons are geographically dispersed; and

(e) whether the securities activities at such location are diverse or complex.

.03 Supervision of Multiple OSJs by a Single Principal.

LTSE Rule 5.110(a)(4) requires a Member to designate one or more appropriately registered principals in each OSJ with the authority to carry out the supervisory responsibilities assigned to that office ("on-site principal"). The designated on-site principal for each OSJ must have a physical presence, on a regular and routine basis, at each OSJ for which the principal has supervisory responsibilities. Consequently, there is a general presumption that a principal will not be designated and assigned to be the on-site principal pursuant to LTSE Rule 5.110(a)(4) to supervise more than one OSJ. If a Member determines it is necessary to designate and assign one appropriately registered principal to be the on-site principal pursuant to LTSE Rule 5.110(a)(4) to supervise two or more OSJs, the Member must take into consideration, among others, the following factors:

(a) whether the on-site principal is qualified by virtue of experience and training to supervise the activities and associated persons in each location;

(b) whether the on-site principal has the capacity and time to supervise the activities and associated persons in each location;

(c) whether the on-site principal is a producing Registered Representative;

(d) whether the OSJ locations are in sufficiently close proximity to ensure that the on-site principal is physically present at each location on a regular and routine basis; and

(e) the nature of activities at each location, including size and number of associated persons, scope of business activities, nature and complexity of products and services offered, volume of business done, the disciplinary history of persons assigned to such locations, and any other indicators of irregularities or misconduct.

The Member must establish, maintain, and enforce written supervisory procedures regarding the supervision of all OSJs. In all cases where a Member designates and assigns one on-site principal to supervise more than one OSJ, the Member must document in the Member's written supervisory and inspection procedures the factors used to determine why the Member considers such supervisory structure to be reasonable and the determination by the Member will be subject to scrutiny.

.04 Annual Compliance Meeting.

A Member is not required to conduct in-person meetings with each registered person or group of registered persons to comply with the annual compliance meeting (or interview) required by LTSE Rule 5.110(a)(7). A Member that chooses to conduct compliance meetings using other methods (e.g., on-demand webcast or course, video conference, interactive classroom setting, telephone, or other electronic means) must ensure, at a minimum, that each registered person attends the entire meeting (e.g., an on-demand annual compliance webcast would require each registered person to use a unique user ID and password to gain access and use a technology platform to track the time spent on the webcast, provide click-as-you go confirmation, and have an attestation of completion at the end of a webcast) and is able to ask questions regarding the presentation and receive answers in a timely fashion (e.g., an on-demand annual compliance webcast that allows registered persons to ask questions via an email to a presenter or a centralized address or via a telephone hotline and receive timely responses directly or view such responses on the Member's intranet site).

.05 Risk-Based Review of Member's Investment Banking and Securities Business.

A Member may use a risk-based review system to comply with LTSE Rule 5.110(b)(2)'s requirement that a registered principal review, all transactions relating to the investment banking or securities business of the Member. A Member is not required to conduct detailed reviews of each transaction if

a Member is using a reasonably designed risk-based review system that provides a Member with sufficient information that permits the Member to focus on the areas that pose the greatest numbers and risks of violation.

.06 Risk-Based Review of Correspondence and Internal Communications.

By employing risk-based principles, a Member must decide the extent to which additional policies and procedures for the review of:

(a) incoming and outgoing written (including electronic) correspondence that fall outside of the subject matters listed in LTSE Rule 5.110(b)(4) are necessary for its business and structure. If a Member's procedures do not require that all correspondence be reviewed before use or distribution, the procedures must provide for:

(i) the education and training of associated persons regarding the Member's procedures governing correspondence;

(ii) the documentation of such education and training; and

(iii) surveillance and follow-up to ensure that such procedures are implemented and followed.

(b) internal communications that are not of a subject matter that require review under LTSE Rules and federal securities laws are necessary for its business and structure.

.07 Evidence of Review of Correspondence and Internal Communications.

The evidence of review required in LTSE Rule 5.110(b) must be chronicled either electronically or on paper and must clearly identify the reviewer, the internal communication or correspondence that was reviewed, the date of review, and the actions taken by the Member as a result of any significant regulatory issues identified during the review. Merely opening a communication is not sufficient review.

.08 Delegation of Correspondence and Internal Communication Review Functions.

In the course of the supervision and review of correspondence and internal communications required by LTSE Rule 5.110(b)(4), a supervisor/ principal may delegate certain functions to persons who need not be registered. However, the supervisor/ principal remains ultimately responsible for the performance of all necessary supervisory reviews, irrespective of whether he or she delegates functions related to the review. Accordingly, supervisors/ principals must take reasonable and appropriate action to ensure delegated functions are properly executed and should evidence performance of their procedures sufficiently to demonstrate overall supervisory control.

.09 Retention of Correspondence and Internal Communications.

Each Member shall retain the internal communications and correspondence of associated persons relating to the Member's investment banking or securities business for the period of time and accessibility specified in Rule 17a-4(b) under the Act. The names of the persons who prepared outgoing correspondence and who reviewed the correspondence shall be ascertainable from the retained records, and the retained records shall be readily available to LTSE, upon request.

.10 Supervision of Supervisory Personnel.

A Member's determination that it is not possible to comply with paragraphs (b)(6)(C)(i) or (b)(6)(C)(ii) of LTSE Rule 5.110 prohibiting supervisory personnel from supervising their own activities and from reporting to, or otherwise having compensation or continued employment determined by, a person or persons they are supervising generally will arise in instances where:

(a) the Member is a sole proprietor in a single-person firm;

(b) a registered person is the Member's most senior executive officer (or similar position); or

(c) a registered person is one of several of the Member's most senior executive officers (or similar positions).

.11 Use of Electronic Media to Communicate Written Supervisory Procedures.

A Member may use electronic media to satisfy its obligation to communicate its written supervisory procedures, and any amendment thereto, pursuant to LTSE Rule 5.110(b)(7), provided that: (1) the written supervisory procedures have been promptly communicated to, and are readily accessible by, all associated persons to whom such supervisory procedures apply based on their activities and responsibilities through, for example, the Member's intranet system; (2) all amendments to the written supervisory procedures are promptly posted to the Member's electronic media; (3) associated persons are notified that amendments relevant to their activities and responsibilities have been made to the written supervisory procedures; (4) the Member has reasonable procedures to monitor and maintain the security of the material posted to ensure that it cannot be altered by unauthorized persons; and (5) the Member retains current and prior versions of its written supervisory procedures in compliance with the applicable record retention requirements of Rule 17a-4(e)(7) under the Act.

.12 Standards for Reasonable Review.

In fulfilling its obligations under LTSE Rule 5.110(c), each Member must conduct a review, at least annually, of the businesses in which it engages. The review must be reasonably designed to assist in detecting and preventing violations of and achieving compliance with applicable securities laws and regulations and with LTSE rules. Each Member shall establish and maintain supervisory procedures that must take into consideration, among other things, the Member's size, organizational structure, scope of business activities, number and location of the Member's offices, the nature and complexity of the products and services offered by the Member, the volume of business done, the number of associated persons assigned to a location, the disciplinary history of Registered Representatives or associated persons, and any indicators of irregularities or misconduct (i.e., "red flags"), etc. The procedures established and reviews conducted must provide that the quality of supervision at remote locations is sufficient to ensure compliance with applicable securities laws and regulations and with LTSE Rules. A Member must be especially diligent in establishing procedures and conducting reasonable reviews with respect to a non-branch location where a Registered Representative engages in securities activities. Based on the factors outlined above, Members may need to impose reasonably designed supervisory procedures for certain locations or may need to provide for more frequent reviews of certain locations.

.13 General Presumption of Three-Year Limit for Periodic Inspection Schedules.

LTSE Rule 5.110(c)(1)(C) requires a Member to inspect on a regular periodic schedule every non-branch location. In establishing a non-branch location inspection schedule, there is a general presumption that a non-branch location will be inspected at least every three years, even in the absence of any indicators of irregularities or misconduct (i.e., "red flags"). If a Member establishes a longer periodic inspection schedule, the Member must document in its written supervisory and inspection procedures the factors used in determining that a longer periodic inspection cycle is appropriate.

.14 Exception to Persons Prohibited from Conducting Inspections.

A Member's determination that it is not possible to comply with LTSE Rule 5.110(c)(3)(B) with respect to who is not allowed to conduct a location's inspection will generally arise in instances where:

(a) the Member has only one office; or

(b) the Member has a business model where small or single-person offices report directly to an OSJ manager who is also considered the offices' branch office manager.

** Where such office of convenience is located on bank premises, signage necessary to comply with applicable federal and state laws, rules and regulations, LTSE Rules, applicable rules and regulations of other self-regulatory organizations, and securities and banking regulators may be displayed, and shall not be deemed "holding out" for purposes of this section.*

Rule 5.120. Supervisory Control System

(a) Each Member shall designate and specifically identify to LTSE one or more principals who shall establish, maintain, and enforce a system of supervisory control policies and procedures that:

(1) test and verify that the Member's supervisory procedures are reasonably designed with respect to the activities of the Member and its associated persons, to achieve compliance with applicable securities laws and regulations, and with applicable LTSE Rules; and

(2) create additional or amend supervisory procedures where the need is identified by such testing and verification. The designated principal or principals must submit to the Member's senior management no less than annually, a report detailing each Member's system of supervisory controls, the summary of the test results and significant identified exceptions, and any additional or amended supervisory procedures created in response to the test results.

(b) Each report provided to senior management pursuant to paragraph (a) in the calendar year following a calendar year in which a Member reported $200 million or more in gross revenue must include, to the extent applicable to the Member's business:

(1) a tabulation of the reports pertaining to customer complaints and internal investigations made to LTSE during the preceding year; and

(2) discussion of the preceding year's compliance efforts, including procedures and educational programs, in each of the following areas:

(A) trading and market activities;

(B) investment banking activities;

(C) antifraud and sales practices;

(D) finance and operations;

(E) supervision; and

(F) anti-money laundering.

(c) For purposes of paragraph (b), "gross revenue" is defined as:

(1) total revenue as reported on FOCUS Form Part II or IIA (line item 4030) less commodities revenue (line item 3990), if applicable; or

(2) total revenue as reported on FOCUS Form Part II CSE (line item 4030) less, if applicable, (A) commissions on commodity transactions (line item 3991); and (B) commodities gains or losses (line items 3924 and 3904).

Rule 5.130. Annual Certification of Compliance and Supervisory Processes

(a) LTSE Members and persons associated with a Member shall comply with FINRA Rule 3130 as if such rule were part of LTSE's Rules.

(b) For purposes of this LTSE Rule:

(1) references to "FINRA Rules" shall be construed as references to "LTSE Rules," and

(2) references to "MSRB rules" shall be deleted.

Rule 5.140. Reserved

Rule 5.150. Prevention of the Misuse of Material, Non-Public Information

Each Member must establish, maintain and enforce written procedures reasonably designed, taking into consideration the nature of such Member's business, to prevent the misuse of material, non-public information by such Member or persons associated with such Member. Members for whom the Exchange is the Designated Examining Authority that are required to file SEC form X-17A-5 with the Exchange on an annual or more frequent basis must file contemporaneously with the submission for the calendar year-end "Insider Trading and Securities Fraud Enforcement Act of 1988 compliance acknowledgements stating that the

procedures mandated by this LTSE Rule have been established, enforced, and maintained. Any Member or associated person of a Member who becomes aware of a possible misuse of material, non-public information must notify LTSE Regulation.

(a) For purposes of this LTSE Rule 5.150, conduct constituting the misuse of material, non-public information includes, but is not limited to, the following:

(1) trading in any securities issued by a corporation, or in any related securities or related options or other derivative securities, while in possession of material, non-public information concerning that issuer;

(2) trading in a security or related options or other derivative securities, while in possession of material non-public information concerning imminent transactions in the security or related securities; or

(3) disclosing to another person or entity any material, non-public information involving a corporation whose shares are publicly traded or an imminent transaction in an underlying security or related securities for the purpose of facilitating the possible misuse of such material, non-public information.

(b) This LTSE Rule 5.150 provides that, at a minimum, each Member establish, maintain, and enforce the following policies and procedures:

(1) all associated persons of the Member must be advised in writing of the prohibition against the misuse of material, non-public information;

(2) all associated persons of the Member must sign attestations affirming their awareness of, and agreement to abide by, the aforementioned prohibitions. These signed attestations must be maintained for at least three years, the first two years in an easily accessible place;

(3) each Member must receive and retain copies of trade confirmations and monthly account statements for each account in which an associated person has a direct or indirect financial interest or makes investment decisions. The activity in such brokerage accounts should be reviewed at least quarterly by the Member for the purpose of detecting the possible misuse of material, non-public information;

(4) all associated persons must disclose to the Member whether they, or any person in whose account they have a direct or indirect financial interest, or make investment decisions, are an officer, director, or 10% shareholder in a company whose shares are publicly traded. Any transaction in the stock (or option thereon) of such company shall be reviewed to determine whether the transaction may have involved a misuse of material non-public information.

Maintenance of the foregoing policies and procedures will not, in all cases, satisfy the requirements and intent of this LTSE Rule 5.150; the adequacy of each Member's policies and procedures will depend upon the nature of such Member's business.

Rule 5.160. Anti-Money Laundering Compliance Program

Each Member shall develop and implement a written anti-money laundering program reasonably designed to achieve and monitor the Member's compliance with the requirements of the Bank Secrecy Act (31 U.S.C. 5311, et seq.), and the implementing regulations promulgated thereunder by the Department of the Treasury. Each Member's anti-money laundering program must be approved, in writing, by a Member of senior management. The anti-money laundering programs required by this LTSE Rule 5.160 shall, at a minimum:

(a) establish and implement policies and procedures that can be reasonably expected to detect and cause the reporting of transactions required under 31 U.S.C. 5318(g) and the implementing regulations thereunder;

(b) establish and implement policies, procedures, and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and the implementing regulations thereunder;

(c) provide for annual (on a calendar-year basis) independent testing for compliance to be conducted by Member personnel or by a qualified outside party, unless the Member does not execute transactions for customers or otherwise hold customer accounts or act as an introducing broker with respect to customer accounts (e.g., engages solely in proprietary trading or conducts business only with other broker-dealers), in which case such "independent testing" is required every two years (on a calendar-year basis);

(d) designate and identify to LTSE (by name, title, mailing address, e-mail address, telephone number, and facsimile number) an individual or individuals responsible for implementing and monitoring the day-to-day operations and internal controls of the program (such individual or individuals must be an associated person of the Member) and provide prompt notification to LTSE regarding any change in such designation(s); and

(e) provide ongoing training for appropriate personnel.

**** * * * * Supplementary Material * * * ****

.01 Independent Testing Requirements.

(a) All Members should undertake more frequent testing than required if circumstances warrant.

(b) Independent testing, pursuant to LTSE Rule 5.160(c), must be conducted by a designated person with a working knowledge of applicable requirements under the Bank Secrecy Act and its implementing regulations.

(c) Independent testing may not be conducted by:

(1) a person who performs the functions being tested,

(2) the designated anti-money laundering compliance person, or

(3) a person who reports to a person described in either subparagraphs (1) or (2) above.

.02 Review of Anti-Money Laundering Compliance Person Information.

Each Member must identify, review, and, if necessary, update the information regarding its anti-money laundering compliance person designated pursuant to LTSE Rule 5.160(d) in the manner prescribed by LTSE Rule 2.170(g).

Rule 5.170. Transactions for or by Associated Persons

Members and persons associated with a Member shall comply with FINRA Rule 3210 as if such rule were part of the Exchange's Rules.

CHAPTER 6. MISCELLANEOUS PROVISIONS

Rule 6.110. Comparison and Settlement Requirements

(a) Every Member who is a Member of a registered clearing agency shall implement comparison and settlement procedures under the rules of such entity.

(b) For purposes of this LTSE Rule, a registered clearing agency shall mean a clearing agency (as defined in the Act) which has agreed to supply the Exchange with data reasonably requested in order to permit the Exchange to enforce compliance by its Members with the provisions of the Act, the rules and regulations thereunder, and the Rules of the Exchange.

(c) Anything contained in paragraph (a) to the contrary notwithstanding, the Board may extend or postpone the time of the delivery of an Exchange transaction whenever, in its opinion, such action is called for by the public interest, by just and equitable principles of trade or by the need to meet unusual conditions. In such case, delivery shall be effected at such time, place and manner as directed by the Board.

Rule 6.120. Failure to Deliver and Failure to Receive

(a) Borrowing and deliveries shall be effected in accordance with Rule 203 of Regulation SHO, under the Exchange Act. The Exchange incorporates by reference Rules 200 and 203 of Regulation SHO, to this LTSE Rule 6.120, as if they were fully set forth herein.

Rule 6.130. Forwarding of Proxy and Other Issuer-Related Materials; Proxy Voting

(a) A Member when so requested by an issuer and upon being furnished with: (1) sufficient copies of proxy material, annual reports, information statements or other material required by law to be sent to security holders periodically, and (2) satisfactory assurance that it will be reimbursed by such issuer for all out-of-pocket expenses, including reasonable clerical expenses, shall transmit promptly to each beneficial owner of securities (or the beneficial owner's designated investment adviser) of such issuer which are in its possession and control and registered in a name other than the name of the beneficial owner all such material furnished. In the event of a proxy solicitation, such material shall include a signed proxy indicating the number of shares held for such beneficial owner and bearing a symbol identifying the proxy with proxy records maintained by the Member, and a letter informing the beneficial owner (or the beneficial owner's designated investment adviser) of the time limit and necessity for completing the proxy form and forwarding it to the person soliciting proxies prior to the expiration of the time limit in order for the shares to be represented at the

meeting. A Member shall furnish a copy of the symbols to the person soliciting the proxies and shall also retain a copy thereof pursuant to the provisions of Exchange Act Rule 17a-4. This paragraph shall not apply to beneficial owners residing outside of the U.S., though Members may voluntarily comply with the provisions hereof in respect of such persons if they so desire.

(b) No Member shall give a proxy to vote stock that is registered in its name, unless: (i) such Member is the beneficial owner of such stock; (ii) such proxy is given pursuant to the written instructions of the beneficial owner; or (iii) such proxy is given pursuant to the rules of any national securities exchange or association of which it is a Member, provided that the records of the Member clearly indicate the procedure it is following.

(c) Notwithstanding the foregoing, a Member that is not the beneficial owner of a security registered under Section 12 of the Exchange Act is prohibited from granting a proxy to vote the security in connection with a shareholder vote on the election of a Member of the board of directors of an issuer (except for a vote with respect to uncontested election of a Member of the board of directors of any investment company registered under the Investment Company Act of 1940), executive compensation, or any other significant matter, as determined by the Commission, by rule, unless the beneficial owner of the security has instructed the Member to vote the proxy in accordance with the voting instructions of the beneficial owner.

(d) Notwithstanding the foregoing, a Member may give a proxy to vote any stock registered in its name if such Member holds such stock as executor, administrator, guardian, trustee, or in a similar representative or fiduciary capacity with authority to vote. A Member that has in its possession or within its control stock registered in the name of another Member and that desires to transmit signed proxies pursuant to the provisions of paragraph (a) of this LTSE Rule 6.130, shall obtain the requisite number of signed proxies from such holder of record. Notwithstanding the foregoing: (1) any Member designated by a named Employee Retirement Income Security Act of 1974 (as amended) ("ERISA") Plan fiduciary as the investment manager of stock held as assets of the ERISA Plan may vote the proxies in accordance with the ERISA Plan fiduciary responsibilities if the ERISA Plan expressly grants discretion to the investment manager to manage, acquire, or dispose of any plan asset and has not expressly reserved the proxy voting right for the named ERISA Plan fiduciary; and (2) any designated investment adviser may vote such proxies.

(e) Designated Investment Advisor

For purposes of this LTSE Rule 6.130, the term “designated investment adviser” is a person registered under the Investment Advisers Act of 1940 (as the same may be amended from time-to-time) (the “Advisers Act”), or registered as an investment adviser under the laws of a state, who exercises investment discretion pursuant to an advisory contract for the beneficial owner and is designated in writing by the beneficial owner to receive proxy and related materials and vote the proxy, and to receive annual reports and other material sent to security holders.

(f) For purposes of this LTSE Rule 6.130, the term “state” shall have the meaning given to such term in Section 202(a)(19) of the Advisers Act.

(g) The written designation must be signed by the beneficial owner, be addressed to the Member, and include the name of the designated investment adviser.

(h) Members that receive such a written designation from a beneficial owner must ensure that the designated investment adviser is registered with the SEC pursuant to the Advisers Act, or with a state as an investment adviser under the laws of such state, and that the investment adviser is exercising investment discretion over the customer’s account pursuant to an advisory contract to vote proxies and/or to receive proxy soliciting material, annual reports and other material. Members must keep records substantiating this information.

(i) Beneficial owners have an unqualified right at any time to rescind designation of the investment adviser to receive materials and to vote proxies. The rescission must be in writing and submitted to the Member.

Rule 6.140. Assigning of Registered Securities in Name of a Member

(a) A Member may authorize one or more persons who are its employees to assign registered securities in the name of such Member and to guarantee assignments of registered securities with the same effect as if the name of such Member had been signed under like circumstances by one of the partners of the Member or by one of the authorized officers of the Member by executing and filing with the Exchange, in a form prescribed by it, a separate Power of Attorney for each person so authorized.

Rule 6.150. Commissions

Nothing in LTSE Rules, the Bylaws or the Exchange practices shall be construed to require, authorize or permit any Member, or any person associated with a Member, to agree or arrange, directly or indirectly, for the charging of fixed rates of commission for transactions effected on, or effected by the use of the facilities of, the Exchange.

Rule 6.160. Off-Exchange Transactions

No rule, stated policy or practice of this Exchange shall prohibit or condition, or be construed to prohibit or condition or otherwise limit, directly or indirectly, the ability of any Member to effect any transaction otherwise than on this Exchange with another person in any security listed on this Exchange, or to which unlisted trading privileges on this Exchange have been extended.

Rule 6.170. Regulatory Services Agreement

The Exchange may enter into one or more agreements with another self-regulatory organization to provide regulatory services to the Exchange to assist the Exchange in discharging its obligations under Section 6 and Section 19(g) of the Exchange Act. Any action taken by another self-regulatory organization, or its employees or authorized agents, acting on behalf of the Exchange pursuant to a regulatory services agreement shall be deemed to be an action taken by the Exchange; provided, however, that nothing in this provision shall affect the oversight of such other self-regulatory organization by the Commission. Notwithstanding the fact that the Exchange may enter into one or more regulatory services agreements, the Exchange shall retain ultimate legal responsibility for, and control of, its self-regulatory responsibilities, and any such regulatory services agreement shall so provide.

Rule 6.180. Transactions Involving LTSE Employees

(a) When a Member has actual notice that an LTSE employee has a financial interest in, or controls trading in, an account, the Member shall promptly obtain and implement an instruction from the employee directing that duplicate account statements be provided by the Member to LTSE.

(b) No Member shall directly or indirectly make any loan of money or securities to any LTSE employee; provided, however, that this prohibition does not apply to loans made in the context of disclosed, routine banking and brokerage agreements, or loans that are clearly motivated by a personal or family relationship.

(c) Notwithstanding the annual dollar limitation set forth in LTSE Rule 3.291, no Member shall directly or indirectly give, or permit to be given, anything of more than nominal value to any LTSE employee who has responsibility for a regulatory matter that involves the Member. For purposes of this subsection, the term “regulatory matter” includes, but is not limited to, examinations, disciplinary proceedings, membership applications, listing applications, delisting proceedings, and dispute-resolution proceedings that involve the Member.

Rule 6.210. Ex-Dividend or Ex-Rights Dates

Transactions in securities traded "regular" shall be "ex-dividend" or "ex-rights" as the case may be, on the business day preceding the record date fixed by the company or the date of the closing of transfer books, except when the Board of Directors rules otherwise. Should such record date or such closing of transfer books occur upon a day other than a business day this Rule shall apply for the second preceding business day.

CHAPTER 7. RESERVED

CHAPTER 8. INVESTIGATIONS AND SANCTIONS

Rule Series 8.100. General Provisions

Rule 8.100. Regulation of LTSE and its Members

LTSE and FINRA are parties to the Regulatory Contract pursuant to which FINRA has agreed to perform certain functions described in these rules on behalf of LTSE. LTSE Rules that refer to LTSE Regulation, LTSE Regulation staff, LTSE staff, and LTSE departments should be understood as also referring to FINRA staff and FINRA departments acting on behalf of LTSE pursuant to the Regulatory Contract.

Notwithstanding the fact that LTSE has entered into the Regulatory Contract with FINRA to perform some of LTSE's functions, LTSE shall retain ultimate legal responsibility for, and control of, such functions.

Rule 8.110. Availability of LTSE Rulebook to Customers

Members shall make available a current copy of the LTSE Rules for examination by customers upon request. Members may comply with this LTSE Rule by maintaining electronic access to the LTSE Rules and providing customers with such access upon request.

Rule 8.120. Definitions

Unless otherwise provided, terms used in this Chapter 8 shall have the meaning as defined in LTSE Rule 9.120.

Rule Series 8.200. Investigations

Rule 8.210. Provisions of Information and Testimony, and Inspection and Copying of Books

(a) Authority of Adjudicator and LTSE Staff

For the purpose of an investigation, complaint, examination, or proceeding authorized by the LTSE Bylaws or LTSE Rules, an Adjudicator or LTSE staff shall have the right to:

(1) require a Member, person associated with a Member, or any other person subject to LTSE's jurisdiction to provide information orally, in writing, or electronically (if the requested information is, or is required to be, maintained in electronic form) and to testify at a location specified by LTSE staff, under oath or affirmation administered by a court reporter or a notary public if requested, with respect to

any matter involved in the investigation, complaint, examination, or proceeding; and

(2) inspect and copy the books, records, and accounts of such Member or person with respect to any matter involved in the investigation, complaint, examination, or proceeding that is in such Member's or person's possession, custody or control.

(b) Other SROs and Regulators

(1) LTSE's staff may enter into an agreement with a domestic federal agency, or subdivision thereof, or foreign regulator to share any information in LTSE's possession for any regulatory purpose set forth in such agreement, provided that the agreement must require the other regulator, in accordance with the terms of the agreement, to treat any shared information confidentially and to assert such confidentiality and other applicable privileges in response to any requests for such information from third parties.

Any such agreement with a foreign regulator must also meet the following conditions:

(A) the other regulator party to the agreement must have jurisdiction over common regulatory matters; and

(B) the agreement must require the other regulator to reciprocate and share with LTSE information of regulatory interest or concern to LTSE.

(2) LTSE staff may exercise the authority set forth in paragraph (a) of this LTSE Rule 8.210 for the purpose of an investigation, complaint, examination, or proceeding conducted by another domestic or foreign self-regulatory organization, association, securities or contract market, or regulator of such markets with which LTSE has entered into an agreement providing for the exchange of information and other forms of material assistance solely for market surveillance, investigative, enforcement, or other regulatory purposes.

(c) Requirement to Comply

No Member or person shall fail to provide information or testimony or to permit an inspection and copying of books, records, or accounts pursuant to this LTSE Rule.

(d) Notice

A notice under this LTSE Rule 8.210 shall be deemed received by the Member or currently or formerly registered person to whom it is directed by mailing or otherwise

transmitting the notice to the last known business address of the Member or the last known residential address of the person as reflected in the Central Registration Depository. With respect to a person who is currently associated with a Member in an unregistered capacity, a notice under this LTSE Rule 8.210 shall be deemed received by the person by mailing or otherwise transmitting the notice to the last known business address of the Member as reflected in the Central Registration Depository. With respect to a person subject to LTSE's jurisdiction who was formerly associated with a Member in an unregistered capacity, a notice under this LTSE Rule shall be deemed received by the person upon personal service, as set forth in LTSE Rule 9.134(a)(1). If the Adjudicator or LTSE staff responsible for mailing or otherwise transmitting the notice to the Member or person has actual knowledge that the address in the Central Registration Depository is out of date or inaccurate, then a copy of the notice shall be mailed or otherwise transmitted to:

(1) the last known business address of the Member or the last known residential address of the person as reflected in the Central Registration Depository; and

(2) any other more current address of the Member or the person known to the Adjudicator or LTSE staff who is responsible for mailing or otherwise transmitting the notice.

If the Adjudicator or LTSE staff responsible for mailing or otherwise transmitting the notice to the Member or person knows that the Member or person is represented by counsel regarding the investigation, complaint, examination, or proceeding that is the subject of the notice, then the notice shall be served upon counsel by mailing or otherwise transmitting the notice to the counsel in lieu of the Member or person, and any notice served upon counsel shall be deemed received by the Member or person.

(e) Electronic Interface

In carrying out its responsibilities under this LTSE Rule 8.210, LTSE may, as appropriate, establish programs for the submission of information to LTSE on a regular basis through a direct or indirect electronic interface between LTSE and Members.

(f) Inspection and Copying

A witness, upon proper identification, may inspect the official transcript of the witness' own testimony. Upon written request, a person who has submitted documentary evidence or testimony in an LTSE investigation may procure a copy of the person's documentary evidence or the transcript of the person's testimony upon payment of the appropriate fees, except that prior to the issuance of a complaint arising from the investigation, LTSE staff may for good cause deny such request.

(g) Encryption of Information Provided in Electronic Form

(1) Any Member or person who, in response to a request pursuant to this LTSE Rule 8.210, provides the requested information on a portable media device must ensure that such information is encrypted.

(2) For purposes of this LTSE Rule 8.210, a “portable media device” is a storage device for electronic information, including but not limited to a flash drive, CD-ROM, DVD, portable hard drive, laptop computer, disc, diskette, or any other portable device for storing and transporting electronic information.

(3) For purposes of this LTSE Rule 8.210, “encrypted” means the transformation of data into a form in which meaning cannot be assigned without the use of a confidential process or key. To ensure that encrypted information is secure, a Member or person providing encrypted information to LTSE staff pursuant to this LTSE Rule 8.210 shall (a) use an encryption method that meets industry standards for strong encryption, and (b) provide the confidential process or key regarding the encryption to LTSE staff in a communication separate from the encrypted information itself.

Rule 8.220. Automated Submission of Trading Data Requested

(a) A Member shall submit the trade data specified below in automated format as may be prescribed by LTSE from time to time. This information shall be supplied with respect to any transaction or transactions that are the subject of a request for information made by LTSE.

(b) If the transaction was a proprietary transaction effected or caused to be effected by the Member for any account in which such Member, or person associated with a Member, is directly or indirectly interested, such Member shall submit or cause to be submitted the following information:

(1) Clearing house number, or alpha symbol as used by the Member submitting the data;

(2) Clearing house number(s), or alpha symbol(s) as may be used from time to time, of the Member(s) on the opposite side of the transaction;

(3) Identifying symbol assigned to the security;

(4) Date transaction was executed;

(5) Number of shares, or quantity of bonds or options contracts for each specific transaction and whether each transaction was a purchase, sale, short sale, or, if an options contract, whether open long or short or close long or short;

(6) Transaction price;

(7) Account number; and

(8) Trading center where transaction was executed.

(c) If the transaction was effected or caused to be effected by the Member for any customer account, such Member shall submit or cause to be submitted the following information:

(1) The data described in paragraphs (b)(1) through (8) above;

(2) The customer name, address(es), branch office number, Registered Representative number, whether order was solicited or unsolicited, date account opened, employer name, and the tax identification number(s); and

(3) If the transaction was effected for another Member, whether the other Member was acting as principal or agent.

(d) In addition to the above trade data, a Member shall submit such other information in such automated format as may from time-to-time be required by LTSE.

(e) Pursuant to LTSE Rule Series 9.600, LTSE may exempt a Member from the requirement that the data prescribed in paragraphs (b) through (d) above be submitted to LTSE in an automated format for good cause shown.

Rule Series 8.300. Sanctions

Rule 8.310. Sanctions for Violation of the Rules

(a) Imposition of Sanction

After compliance with Chapter 9 of the LTSE Rules, LTSE may impose one or more of the following sanctions on a Member or person associated with a Member for each violation of the federal securities laws, rules or regulations thereunder, or LTSE Rules, or may impose one or more of the following sanctions on a Member or person associated with a Member for any neglect or refusal to comply with an order, direction, or decision issued under the LTSE Rules:

(1) censure a Member or person associated with a Member;

(2) impose a fine upon a Member or person associated with a Member;

(3) suspend the membership of a Member or suspend the registration of a person associated with a Member for a definite period or a period contingent on the performance of a particular act;

(4) expel a Member, cancel the membership of a Member, or revoke or cancel the registration of a person associated with a Member;

(5) suspend or bar a Member or person associated with a Member from association with all Members;

(6) impose a temporary or permanent cease and desist order against a Member or a person associated with a Member; or

(7) impose any other fitting sanction.

(b) Assent to Sanction

Each party to a proceeding resulting in a sanction shall be deemed to have assented to the imposition of the sanction unless such party files a written application for appeal, review, or relief pursuant to Chapter 9 of the LTSE Rules.

Rule 8.320. Effect of a Suspension, Revocation, Cancellation or Bar

(a) If a person is subject to a suspension, revocation, cancellation of registration, bar from association with any Member (each a "sanction") or other disqualification, a Member shall not allow such person to be associated with it in any capacity that is inconsistent with the sanction imposed or disqualified status, including a clerical or ministerial capacity. A Member also shall not pay or credit to any person subject to a sanction or disqualification, during the period of the sanction or disqualification or any period thereafter, any salary, commission, profit, or any other remuneration that the person might accrue during the period of the sanction or disqualification. However, a Member may make payments or credits to a person subject to a sanction that are consistent with the scope of activities permitted under the sanction where the sanction solely limits an associated person from conducting specified activities (such as a suspension from acting in a principal capacity) or a disqualified person has been approved (or is otherwise permitted pursuant to the Exchange's rules and the federal securities laws) to associate with a Member.

(b) Notwithstanding paragraph (a) of this Rule, a Member may pay to a person that is subject to a sanction or disqualification described in paragraph (a) of this Rule, any remuneration pursuant to an insurance or medical plan, indemnity agreement relating to legal fees, or as required by an arbitration award or court judgment.

(c) Notwithstanding this Rule, a Member may pay or credit to a person that is subject of a sanction or disqualification salary, commission, profit or any other remuneration that the Member can evidence accrued to the person prior to the effective date of such sanction or disqualification; provided, however, the Member may not pay any salary, commission, profit or any other remuneration that accrued to the person that relates to or results from the activity giving rise to the sanction or disqualification, and any such payment or credit must comply with applicable federal securities laws.

Rule 8.330. Reserved

Rule 8.340. Release of Disciplinary Decisions

The Exchange shall publish a copy of any final disciplinary action under LTSE Rule Series 9.000, other than minor rule violations, on its website.

Rule 8.350. Payment of Fines, Other Monetary Sanctions, or Costs; Summary Action for Failure to Pay

(a) Payment to the Exchange

All fines and other monetary sanctions shall be paid as directed by LTSE.

(b) Summary Suspension or Expulsion

After seven days' notice in writing, LTSE may summarily suspend or expel from membership a Member that fails to:

(1) pay promptly a fine or other monetary sanction imposed pursuant to LTSE Rule 8.310 or cost imposed pursuant to LTSE Rule 8.360 when such fine, monetary sanction, or cost becomes finally due and payable; or

(2) terminate immediately the association of a person who fails to pay promptly a fine or other monetary sanction imposed pursuant to LTSE Rule 8.310 or a cost imposed pursuant to LTSE Rule 8.360 when such fine, monetary sanction, or cost becomes finally due and payable.

(c) Summary Revocation of Registration

After seven days' notice in writing, LTSE may summarily revoke the registration of a person associated with a Member if such person fails to pay promptly a fine or other monetary sanction imposed pursuant to LTSE Rule 8.310 or a cost imposed pursuant to LTSE Rule 8.360 when such fine, monetary sanction, or cost becomes finally due and payable.

Rule 8.360. Costs of Proceedings

A Member or person associated with a Member disciplined pursuant to LTSE Rule 8.310 shall bear such costs of the proceeding as the Adjudicator deems fair and appropriate under the circumstances.

CHAPTER 9. CODE OF PROCEDURE

Rule Series 9.000. Code of Procedure

Rule 9.001. Regulatory Contract with FINRA

LTSE and FINRA are parties to the Regulatory Contract, pursuant to which FINRA has agreed to perform certain functions described in the Rule 9.000 Series on behalf of LTSE. LTSE Rules that refer to the LTSE Regulation, LTSE Regulation staff, LTSE staff, and LTSE departments should be understood as also referring to FINRA, FINRA staff, and FINRA departments acting on behalf of LTSE pursuant to the Regulatory Contract.

Notwithstanding the fact that LTSE has entered into the Regulatory Contract with FINRA to perform some of LTSE's functions, LTSE shall retain ultimate legal responsibility for, and control of, such functions.

Rule Series 9.100. Application and Purpose

Rule 9.110. Application

(a) Proceedings

Chapter 9 of the LTSE Rules is the Code of Procedure and includes proceedings for (1) disciplining a Member or person associated with a Member; (2) regulating the activities of a Member experiencing financial or operational difficulties; (3) summary or non-summary suspensions, cancellations, bars, prohibitions, or limitations; and (4) obtaining relief from the eligibility requirements of the LTSE Bylaws and LTSE Rules. Chapter 9 of the LTSE Rules is of general applicability to all proceedings set forth herein, unless a specific Rule provides otherwise.

(b) Rights, Duties, and Obligations of Members and Associated Persons

Unless otherwise specified, an associated person shall have the same rights as a Member and shall be subject to the same duties and obligations under the Code of Procedure.

(c) Incorporation of Defined Terms and Cross References

Unless otherwise provided, terms used in the LTSE Rule Series 9.000 shall have the meaning as defined in LTSE Rules 1.160 and 9.120. References within the LTSE Rule Series 9.000 to FINRA offices or departments refer to offices so designated by FINRA, including its Market Regulation department.

Rule 9.120. Definitions

(a) Adjudicator: The term "Adjudicator" means:

(1) a body, board, committee, group, or natural person that presides over a proceeding and renders a decision;

(2) a body, board, committee, group, or natural person that presides over a proceeding and renders a recommended or proposed decision which is acted upon by an Adjudicator described in paragraph (a)(1); or

(3) a natural person who serves on a body, board, committee, or group described in paragraphs (a)(1) or (2).

(b) Chief Hearing Officer: The term "Chief Hearing Officer" means the Hearing Officer who manages the Office of Hearing Officers, or his or her delegate. The Chief Hearing Officer may be FINRA's Chief Hearing Officer pursuant to the Regulatory Contract, if approved by the Board of Directors at least annually.

(c) Reserved.

(d) Code: The term "Code" refers to this Code of Procedure.

(e) Counsel to the LTSE Appeals Committee: The term "Counsel to the LTSE Appeals Committee" means the General Counsel of LTSE who is responsible for advising the LTSE Appeals Committee regarding a disciplinary proceeding on appeal or review before the LTSE Appeals Committee.

(f) Department of Enforcement: The term "Department of Enforcement" means the Department of Enforcement of FINRA, acting on behalf of LTSE pursuant to the Regulatory Contract.

(g) Department of Market Regulation: The term "Department of Market Regulation" means FINRA's Market Regulation department, acting on behalf of LTSE pursuant to the Regulatory Contract.

(h) Department of Member Regulation: The term “Department of Member Regulation” means the Department of Member Regulation of FINRA, acting on behalf of LTSE pursuant to the Regulatory Contract.

(i) Director: The term "Director" means a member of the Board of Directors of LTSE.

(j) Document: The term "Document" means a writing, drawing, graph, chart, photograph, recording, or any other data compilation, including data stored by computer, from which information can be obtained.

(k) Extended Hearing: The term "Extended Hearing" means a disciplinary proceeding described in LTSE Rule 9.231(c).

(l) Extended Hearing Panel: The term "Extended Hearing Panel" means an Adjudicator that is constituted under LTSE Rule 9.231(c) to conduct a disciplinary proceeding that is classified as an "Extended Hearing" and is governed by Rule Series 9.200.

(m) General Counsel: The term "General Counsel" means the Chief Legal Officer or General Counsel of LTSE, or his or her delegate, who shall be a person who reports to the Chief Legal Officer or General Counsel of LTSE and is an Associate General Counsel, an Assistant General Counsel, or a person who has substantially the same or equivalent duties and responsibilities as an Associate General Counsel or an Assistant General Counsel.

(n) Head of Enforcement: The term "Head of Enforcement" means the individual designated by FINRA to manage its Department of Enforcement, or his or her delegate in the Department of Enforcement.

(o) Head of Market Regulation: The term "Head of Market Regulation" means the individual designated by FINRA to manage its Department of Market Regulation, or his or her delegate in the Department of Market Regulation.

(p) Hearing Officer: The term "Hearing Officer" means an employee of FINRA, or former employee of FINRA who previously acted as a Hearing Officer, who is an attorney and who is appointed by the Chief Hearing Officer to act in an adjudicative role and fulfill various adjudicative responsibilities and duties described in the Rule Series 9.200 regarding disciplinary proceedings, the Rule Series 9.550 regarding expedited proceedings and the Rule Series 9.800 regarding temporary cease and desist proceedings brought against Members and associated persons.

(q) Hearing Panel: The term "Hearing Panel" means an Adjudicator that is constituted under LTSE Rule 9.231 to conduct a disciplinary proceeding governed by LTSE Rule Series 9.200 or that is constituted under LTSE Rule Series 9.520 or 9.550 to conduct a proceeding.

(r) Interested Staff: The term "Interested Staff" means, in the context of:

(1) a disciplinary proceeding under LTSE Rule Series 9.200 and 9.300:

(A) the Head of Enforcement;

(B) an LTSE Regulation employee or FINRA employee of the Department of Enforcement who reports, directly or indirectly, to the Head of Enforcement;

(C) an LTSE Regulation or FINRA employee who directly participated in the authorization of the complaint;

(D) an LTSE Regulation or FINRA employee who directly participated in an examination, investigation, prosecution, or litigation related to a specific disciplinary proceeding, and a district director or department head to whom such employee reports;

(E) the Head of Market Regulation; or

(F) an employee of the Department of Market Regulation who reports, directly or indirectly, to the Head of Market Regulation;

(2) a proceeding under LTSE Rule Series 9.520 or 9.550:

(A) the head of the department or office that issues the notice or is designated as a Party;

(B) an LTSE Regulation or FINRA employee who reports, directly or indirectly, to such person;

(C) an LTSE Regulation or FINRA employee who directly participated in the authorization or initiation of the proceeding; or

(D) an LTSE Regulation or FINRA employee who directly participated in an examination, investigation, prosecution, or litigation related to a specific proceeding, and a district director or department head to whom such employee reports; or

(3) a proceeding under LTSE Rule Series 9.600:

(A) the head of the department or office that issues the decision granting or denying an exemption or is designated as a Party;

(B) an LTSE Regulation or FINRA employee who reports, directly or indirectly, to such person;

(C) an LTSE Regulation or FINRA employee who directly participated in the exemption proceeding; or

(D) an LTSE Regulation or FINRA employee who directly participated in an examination, investigation, prosecution, or litigation related to a specific exemption proceeding, and a district director or department head to whom such employee reports.

(s) Office of Disciplinary Affairs: The term "Office of Disciplinary Affairs" means the Office of Disciplinary Affairs for FINRA, acting on behalf of LTSE pursuant to the Regulatory Contract..

(t) Office of Hearing Officers: The term “Office of Hearing Officers” means the office managed by the Chief Hearing Officer, or his or her delegate. The Office of Hearing Officers may be FINRA's Office of Hearing Officers pursuant to the Regulatory Contract, if approved by the Board of Directors at least annually.

(u) Panelist: The term "Panelist," as used in LTSE Rule 9.200, means a member of a Hearing Panel or Extended Hearing Panel who is not a Hearing Officer.

(v) Party: With respect to a particular proceeding, the term "Party" means:

(1) in LTSE Rule Series 9.200, 9.300, and 9.800, the Department of Enforcement or the Department of Market Regulation or a Respondent;

(2) in LTSE Rule Series 9.520, the Department of Member Regulation or a Member that is the subject of a notice or files an application under LTSE Rule 9.522;

(3) in LTSE Rule Series 9.550, the LTSE department or office that issued the notice or, if another LTSE department or office is named as the party handling the matter on behalf of the issuing department or office, the LTSE department or office that is so designated or a Member or person that is the subject of a notice under LTSE Rule Series 9.550; or

(4) in LTSE Rule Series 9.600, the department or office designated under LTSE Rule 9.620 to issue the decision granting or denying an exemption or a Member that seeks the exemption under LTSE Rule 9.610.

(w) Respondent: The term "Respondent" means, in a disciplinary proceeding governed by Rule Series 9.200 and in an appeal or review governed by Rule Series 9.300, an LTSE Member or associated person against whom a complaint is issued.

Rule Series 9.130. Service; Filing of Papers

Rule 9.131. Service of Complaints

(a) Service on Each Party

Except as provided below, a complaint shall be served on each Party by the Department of Enforcement or the Department of Market Regulation. When counsel for a Party or other person authorized to represent others under LTSE Rule 9.141 agrees to accept service of the complaint, then the Department of Enforcement or Department of Market Regulation may serve the complaint on counsel for a Party or other person authorized to represent others under LTSE Rule 9.141 as specified in LTSE Rule 9.134(a).

(b) How Served

A complaint or document initiating a proceeding shall be served pursuant to LTSE Rule 9.134.

(c) Filing Requirement

A complaint that is served upon a Respondent and each document initiating a proceeding that is served upon a Party, along with the certificate of service executed in connection with the service upon such Respondent or Party, shall be filed with the Adjudicator or, if none, the Office of Hearing Officers pursuant to LTSE Rule 9.135.

Rule 9.132. Service of Orders, Notices, and Decisions by Adjudicator

(a) Service on Each Party

An order, notice, or decision issued by a Hearing Officer, Hearing Panel, or Extended Hearing Panel under LTSE Rule Series 9.200 shall be served on each Party, or each Party's counsel, or other person the Party designates to represent him or her in a proceeding by the Office of Hearing Officers. An order, notice, or decision issued by any other Adjudicator shall be served by that Adjudicator.

(b) How Served

An order, notice, or decision shall be served pursuant to LTSE Rule 9.134.

(c) Service Upon Counsel or Other Person Acting In Representative Capacity

Whenever service is required to be made upon a person represented by counsel or a representative who has filed a notice of appearance pursuant to LTSE Rule 9.141, service shall be made upon counsel or the representative. The Adjudicator, at its discretion, may also order that service be made upon the person.

Rule 9.133. Service of Papers Other Than Complaints, Orders, Notices, or Decisions

(a) Service on Each Party

Other than a complaint, order, notice, or decision, any paper, including an answer and a motion, shall be served on each Party by the Party on whose behalf such paper was prepared or by his or her counsel or representative.

(b) How Served

The paper shall be served pursuant to LTSE Rule 9.134.

(c) Filing Requirement

The paper that is served upon a Party, along with the certificate of service executed in connection with the service upon such Party, shall be filed with the Adjudicator or, if none, the Office of Hearing Officers pursuant to LTSE Rule 9.135.

(d) Service upon Counsel or Other Person Acting in Representative Capacity

Whenever service is required to be made upon a person represented by counsel or a representative who has filed a notice of appearance pursuant to LTSE Rule 9.141, service shall be made upon counsel or the representative. The Adjudicator, at his or her discretion, may also order that service be made upon the person.

Rule 9.134. Methods of and Procedures for Service

(a) Methods

The following methods of service are permitted:

(1) Personal Service

Personal service may be accomplished by handing a copy of the papers to the person required to be served; leaving a copy at the person's office with an employee or other person in charge thereof; or leaving a copy at the person's dwelling or usual place of abode with a person of suitable age and discretion then residing therein;

(2) Service by Mail by U.S. Postal Service

Service by mail may be accomplished by mailing the papers through the U.S. Postal Service by using first class mail, first class certified mail, first class registered mail, or Express Mail, except that a complaint shall be served upon a Respondent by U.S. Postal Service first class certified mail or Express Mail; or

(3) Service by Courier

Service by courier may be accomplished by sending the papers through a courier service that generates a written confirmation of receipt.

(b) Procedures

(1) Service on Natural Persons

Papers served on a natural person may be served at the natural person's residential address, as reflected in the Central Registration Depository, if applicable. When a Party or other person responsible for serving such natural person has actual knowledge that the natural person's Central Registration Depository address is out of date, duplicate copies shall be served on the natural person at the natural person's last known residential address and the business address in the Central Registration Depository of the entity with which the natural person is employed or affiliated. Papers may also be served at the business address of the entity with which the natural person is employed or affiliated, as reflected in the Central Registration Depository, or at a business address, such as a branch office, at which the natural person is employed, or at which the natural person is physically present during a normal business day.

The Hearing Officer may waive the requirement of serving documents (other than complaints) at the addresses listed in the Central Registration Depository if there is evidence that these addresses are no longer valid, and there is a more current address available. If a natural person is represented by counsel or a representative, papers served on the natural person, excluding a complaint or a document initiating a proceeding, shall be served on the counsel or representative.

(2) Service on Entities

Papers served on an entity shall be made by service on an officer, partner of a partnership, managing or general agent, a contact employee as set forth on Form BD, or any other agent authorized by appointment or by law to accept service. Such papers shall be served at the entity's business address as reflected in the Central Registration Depository, if applicable; provided, however, that when the Party or other person responsible for serving such entity has actual knowledge that an entity's Central Registration Depository address is out of date, duplicate copies shall be served at the entity's last known address. If an entity is represented by counsel or a representative, papers served on such entity, excluding a complaint or document initiating a proceeding, shall be served on such counsel or representative.

(3) When Service Is Complete

Personal service and service by courier or Express Mail are complete upon delivery. Service by mail is complete upon mailing.

Rule 9.135. Filing of Papers with Adjudicator: Procedure

(a) When to File

Papers, including answers and motions, that are required to be filed with an Adjudicator within a time limit specified by the Adjudicator or within a time limit set forth in the LTSE Rules shall be deemed timely if received within the time limit, or such later time as the Adjudicator may determine, except complaints, which shall be deemed timely filed upon mailing, delivery by electronic mail, or delivery to the Office of Hearing Officers. Other papers that are required to be filed shall be deemed timely if, on the same day such papers are served, they are also hand-delivered, mailed via U.S. Postal service first class mail, delivered by electronic mail, or sent by courier to FINRA.

(b) Where to File

All papers required to be filed pursuant to LTSE Rule Series 9.200 and any notice of appeal or review required to be filed pursuant to LTSE Rule Series 9.300 shall be filed with the Office of Hearing Officers. All other papers required to be filed pursuant to LTSE Rule Series 9.000 shall be filed where specified in the Rule Series, or if not specified in the Rule Series, with the Adjudicator, unless the Adjudicator orders otherwise.

(c) Certificate of Service

Papers filed with an Adjudicator or the Office of Hearing Officers shall be accompanied by a certificate of service stating the name of the person or persons served, the date on which service is made, the method of service and, if service is not made in person, the address to which service is made. Such certificate shall be executed by the person who made the service. If the method of service on a Party is different from the method of service on any other Party, the certificate shall state why such different method was used.

Rule 9.136. Filing of Papers: Form

(a) Specifications

Papers filed in connection with any proceeding under LTSE Rule Series' 9.200 and 9.300 shall:

(1) be on unglazed white paper measuring 8 ½ x 11 inches, but to the extent that the reduction of a larger document would render it illegible, such document may be filed on larger paper;

(2) be typewritten or printed in either 10 or 12-point typeface or otherwise reproduced by a process that produces a permanent and plainly legible copy;

(3) include at the head of the paper, or on a title page, the title of the proceeding, the names of the Parties, the subject of the particular paper or pleading, and the number assigned to the proceeding;

(4) be paginated at the bottom of the page and with all margins at least one inch wide;

(5) be double-spaced, with single-spaced footnotes and single-spaced indented quotations; and

(6) be stapled, clipped, or otherwise fastened in the upper left corner, but not bound.

(b) Signature Required

All papers shall be signed and dated pursuant to LTSE Rule 9.137.

(c) Number of Copies

A signed original and one copy of all papers shall be filed with the Adjudicator unless otherwise ordered.

(d) Form of Briefs

A brief containing more than ten pages shall include a table of contents, and an alphabetized table of cases, statutes, and other authorities cited, as applicable, with references to the page(s) of the brief wherein they are cited.

(e) Scandalous or Impertinent Matter

Any scandalous or impertinent matter contained in any brief, pleading, or other filing, or in connection with any oral presentation in a proceeding may be stricken on order of an Adjudicator. Any matter stricken by an Adjudicator by this LTSE Rule 9.136(e) shall be marked "Stricken" and preserved. Matters stricken in a proceeding governed by Rule Series 9.200 shall be preserved under LTSE Rule 9.267(b).

Rule 9.137. Filing of Papers: Signature Requirement and Effect

(a) General Requirements

Following the issuance of a complaint in a disciplinary proceeding, or the initiation of another proceeding, every filing of a Party represented by counsel or a representative shall be signed by at least one counsel or representative of record in his or her name and shall state the business address and telephone number of such counsel or representative. A Party who appears on his or her own behalf shall sign his or her individual name and state his or her address and telephone number on every filing.

(b) Effect of Signature

(1) The signature of a counsel, representative, or Party shall constitute a certification that:

(A) the person signing the filing has read the filing;

(B) to the best of his or her knowledge, information, and belief, formed after reasonable inquiry, the filing is well-grounded in fact and is warranted by existing law or a good faith argument for the extension, modification, or reversal of existing law; and

(C) the filing is not made for any improper purpose, such as to harass, cause unnecessary delay, or needlessly to increase the cost of adjudication.

(2) If a filing is not signed, an Adjudicator may strike the filing, unless it is signed promptly after the omission is called to the attention of the person making the filing.

Rule 9.138. Computation of Time

(a) Calendar Day

As used throughout this Chapter 9 of the LTSE Rules, "day" means calendar day.

(b) Formula

In computing any period of time, the day of the act, event, or default from which the period of time designated in the Code begins to run shall not be included. The last day of the period so computed shall be included, unless it is a Saturday, Sunday, or Federal holiday falling on a weekday, in which event the period runs until the end of the next day that is not a Saturday, Sunday, or Federal holiday falling on a weekday. Intermediate Saturdays, Sundays, and Federal holidays falling on weekdays shall be excluded from the computation when the period prescribed is ten days or less, not including any additional time for service by mail allowed by paragraph (c) of this Rule 9.138.

(c) Additional Time For Service by Mail

If service is made by U.S. Postal Service first class, certified, or registered mail, three (3) days shall be added to the prescribed period for response.

Rule Series 9.140. Proceedings

Rule 9.141. Appearance and Practice; Notice of Appearance

(a) Representing Oneself

In any proceeding, a person may appear on his or her own behalf. When a person first makes any filing or otherwise appears on his or her own behalf before an Adjudicator in a proceeding, he or she shall file with the Adjudicator, or otherwise state on the record, and keep current, an address at which any notice or other written communication required to be served upon or furnished to him or her may be sent and a telephone number where he or she may be reached during business hours.

(b) Representing Others

A person shall not be represented before an Adjudicator, except as provided in this paragraph 9.141(b). Subject to the prohibitions of LTSE Rules 9.150 and 9.280, a person may be represented in any proceeding by an attorney at law admitted to practice before the highest court of any state of the U.S., the District of Columbia, or any commonwealth, territory, or possession of the United States. A member of a partnership may represent the partnership; and a bona fide officer of a corporation, trust, or association may represent the corporation, trust, or association. When a person first makes any filing or otherwise appears in a representative capacity before an Adjudicator in a proceeding, that person shall file with the Adjudicator, and keep current a Notice of Appearance. The Notice of Appearance is a written notice stating the name of the proceeding; the representative's name, business address, and telephone number; and the name and address of the

person or persons represented. Any individual appearing or practicing in a representative capacity before an Adjudicator may be required to file a power of attorney with the Adjudicator showing his or her authority to act in such capacity.

Rule 9.142. Withdrawal by Attorney or Representative

An attorney for a Party or other person authorized to represent others by LTSE Rule 9.141 seeking to withdraw his or her appearance shall file a motion to withdraw. The motion shall set forth the good cause for withdrawal and state the name, current address, and telephone number of the Party no longer being represented.

Rule 9.143. Ex Parte Communications

(a) Prohibited Communications

Unless on notice and opportunity for all Parties to participate, or to the extent required for the disposition of ex parte matters as authorized by this Chapter 9 of the LTSE Rules:

(1) No Party, or counsel to or representative of a Party, or Interested Staff shall make or knowingly cause to be made an ex parte communication relevant to the merits of a proceeding to an Adjudicator who is participating in a decision with respect to that proceeding, or to an LTSE employee who is participating or advising in the decision of an Adjudicator with respect to that proceeding; and

(2) No Adjudicator who is participating in a decision with respect to a proceeding, or no LTSE employee who is participating or advising in the decision of an Adjudicator with respect to a proceeding shall make or knowingly cause to be made to a Party, a counsel or representative to a Party, or Interested Staff an ex parte communication relevant to the merits of that proceeding.

(b) Disclosure of Prohibited Communication

An Adjudicator who is participating in a decision with respect to a proceeding, or an LTSE employee who is participating or advising in the decision of an Adjudicator, who receives, makes, or knowingly causes to be made a communication prohibited by this LTSE Rule shall place in the record of the proceeding:

(1) all such written communications;

(2) memoranda stating the substance of all such oral communications; and

(3) all written responses to all such communications and memoranda stating the substance of all oral responses to all such communications.

(c) Remedies

Upon receipt of a communication made or knowingly caused to be made by any Party, any counsel or representative to a Party, or any Interested Staff in violation of paragraph (a)(1) above, LTSE or an Adjudicator may, to the extent consistent with the interests of justice, the policies underlying the Exchange Act, and/or the LTSE Rules, order the Party responsible for the communication, or the Party who may benefit from the ex parte communication made, to show cause why the Party's claim or interest in the proceeding should not be dismissed, denied, disregarded, or otherwise adversely affected by reason of such ex parte communication. All participants to a proceeding may respond to any allegations or contentions contained in a prohibited ex parte communication placed in the record. Such responses shall be placed in the record.

(d) Timing

In a disciplinary proceeding governed by LTSE Rule Series 9.200 and 9.300, the prohibitions of this LTSE Rule 9.143 shall apply beginning with the authorization of a complaint as provided in LTSE Rule 9.211, unless the person responsible for the communication has knowledge that the complaint shall be authorized, in which case the prohibitions shall apply beginning at the time of his or her acquisition of such knowledge.

(e) Waiver of Ex Parte Prohibition

(1) Offer of Settlement

If a Respondent submits an offer of settlement under LTSE Rule 9.270, the submission constitutes a waiver by such Respondent of any claim that the prohibitions against ex parte communications were violated after the Respondent’s submission of the offer of settlement by a person or body in connection with such person's or body's participation in discussions regarding the terms and conditions of the offer of settlement and the order of acceptance, or other consideration of the offer of settlement and order of acceptance, including acceptance or rejection of such offer of settlement and order of acceptance.

(2) Letter of Acceptance, Waiver, and Consent

If a Member or a person associated with a Member submits an executed letter of acceptance, waiver, and consent under LTSE Rule 9.216(a), the submission constitutes a waiver by such Member or person associated with a Member of any claim that the prohibitions against ex parte communications were violated after the Member’s or associated person’s submission of the executed letter of acceptance, waiver, and consent by a person or body in connection with such person's or body's participation in discussions regarding the terms and conditions of the letter

of acceptance, waiver, and consent, or other consideration of the letter of acceptance, waiver, and consent, including acceptance or rejection of such letter of acceptance, waiver, and consent.

(3) Minor Rule Violation Plan Letter

If a Member or a person associated with a Member submits an executed minor rule violation plan letter under LTSE Rule 9.216(b), the submission constitutes a waiver by such Member or person associated with a Member of any claim of violation after the Member or associated person submitted the executed minor rule violation plan letter of the prohibitions against ex parte communications by a person or body in connection with such person's or body's participation in discussions regarding the terms and conditions of the minor rule violation plan letter, or other consideration of the minor rule violation plan letter, including acceptance or rejection of such minor rule plan violation letter.

Rule 9.144. Separation of Functions

(a) Interested Staff

Except as counsel or a witness in a proceeding or as provided in LTSE Rule 9.550, Interested Staff are prohibited from advising an Adjudicator regarding a decision or otherwise participating in a decision of an Adjudicator. An Adjudicator is prohibited from advising Interested Staff regarding a decision or otherwise participating in a decision of Interested Staff, including the decision to issue a complaint and a decision whether to appeal or cross-appeal a disciplinary proceeding to the LTSE Appeals Committee.

(b) Separation of Adjudicators

A Hearing Officer, including the Chief Hearing Officer, or a Panelist of a Hearing Panel or an Extended Hearing Panel, is prohibited from participating in: a decision whether to issue a complaint pursuant to LTSE Rule 9.211; a decision whether to appeal or cross-appeal a disciplinary proceeding to the LTSE Appeals Committee pursuant to LTSE Rule 9.311; and a discussion or decision relating to a call for review, a review, or an appeal pursuant LTSE Rule Series 9.300. A Director is prohibited from participating in a discussion or a decision relating to the above referenced acts with the LTSE Appeals Committee or the Adjudicators referenced above, except to the extent the Director is serving on the LTSE Appeals Committee in such capacity.

(c) Waiver of Prohibitions of Separation of Functions

(1) Offer of Settlement

If a Respondent submits an offer of settlement under LTSE Rule 9.270, the submission constitutes a waiver by such Respondent of any claim of violation of paragraph (a) or (b) of this LTSE Rule 9.144 by a person or body in connection with such person's or body's participation in discussions regarding the terms and conditions of the offer of settlement and the order of acceptance, or other consideration of the offer of settlement and order of acceptance, including acceptance or rejection of such offer of settlement and order of acceptance.

(2) Letter of Acceptance, Waiver, and Consent

If a Member or a person associated with a Member submits an executed letter of acceptance, waiver, and consent under LTSE Rule 9.216(a), the submission constitutes a waiver by such Member or person associated with a Member of any claim of violation of paragraph (a) or (b) of this LTSE Rule 9.144 by a person or body in connection with such person's or body's participation in discussions regarding the terms and conditions of the letter of acceptance, waiver, and consent, or other consideration of the proposed letter of acceptance, waiver, and consent, including acceptance or rejection of such letter of acceptance, waiver, and consent.

(3) Minor Rule Violation Plan Letter

If a Member or a person associated with a Member submits an executed minor rule violation plan letter under LTSE Rule 9.216(b), the submission constitutes a waiver by such Member or person associated with a Member of any claim of violation of paragraph (a) or (b) of this LTSE Rule 9.144 by a person or body in connection with such person's or body's participation in discussions regarding the terms and conditions of the minor rule violation plan letter or other consideration of the minor rule violation plan letter, including acceptance or rejection of such minor rule violation plan letter.

Rule 9.145. Rules of Evidence; Official Notice

(a) Rules of Evidence

The formal rules of evidence as applied in judicial proceedings shall not apply in a proceeding brought under the Rule 9.000 Series.

(b) Official Notice

In a proceeding governed by the Rule 9.000 Series, an Adjudicator may take official notice of such matters as might be judicially noticed by a court, or of other matters within the specialized knowledge of LTSE as an expert body. Before an Adjudicator proposes to

take official notice of a matter, it shall permit a Party the opportunity to oppose or otherwise comment upon the proposal to take official notice.

Rule 9.146. Motions

(a) General Requirement for Motions

A Party may make a written or oral motion, subject to limitations set forth below. A Party or other person may make a motion under LTSE Rule 9.146(k), subject to limitations set forth below.

(b) Adjudicator May Require a Written Motion

If a Party makes an oral motion, an Adjudicator may order that such motion be set forth in writing, after considering the facts and circumstances, including whether:

(1) the hearing or conference in which the Party makes such motion is being recorded; and

(2) the opposing Parties shall be fully informed and shall have adequate notice and opportunity to respond to such motion.

(c) Specificity

All motions shall state the specific relief requested and the basis therefor.

(d) Time For Filing Opposition or Other Response to Motion

Unless otherwise ordered by an Adjudicator, any Party may file an opposition or other response to a written motion and the opposition or response shall be filed within 14 days after service of the motion. If no response is filed within the response period, the Party failing to respond shall be deemed to have waived any objection to the granting of the motion. A Party shall be afforded an opportunity to respond to an oral motion at the time the oral motion is made, unless the Adjudicator orders that the Party shall be granted additional time to respond.

(e) Oral Argument

An Adjudicator may allow oral argument on motions. Oral argument may take place in person or by telephone.

(f) Frivolous Motions

An Adjudicator may deny dilatory, repetitive, or frivolous motions without awaiting a response.

(g) No Stay

Unless otherwise ordered by an Adjudicator, the filing of a motion does not stay a proceeding.

(h) Reply

The moving Party shall have no right to reply to the opposition or other response of the other Parties unless an Adjudicator by order permits a reply to be filed. Unless otherwise ordered by an Adjudicator, a movant's reply submission shall be filed within five days after the Adjudicator serves the order granting the motion to file a reply or a Party serves the opposition or other response to which the Adjudicator previously ordered that a reply could be filed.

(i) Page Limit, Format Requirements

Unless otherwise ordered by an Adjudicator, submissions in support of or in opposition to motions shall not exceed ten double-spaced pages, including double-spaced footnotes, exclusive of pages containing any table of contents, table of authorities, or addenda.

(j) Disposition of Procedural Motions; Disposition of Motions for Summary Disposition

(1) In LTSE Rule Series 9.200, a motion on a procedural matter may be decided by a Hearing Officer. A motion for summary disposition of a cause of action set forth in a complaint shall be decided by a majority vote of the Hearing Panel or, if applicable, the Extended Hearing Panel.

(2) In LTSE Rule Series 9.300, a motion on a procedural matter may be decided by the Board.

(3) In LTSE Rule Series 9.500, a motion shall be decided by an Adjudicator.

(k) Motion For Protective Order

(1) A Party, a person who is the owner, subject, or creator of a Document subject to production under LTSE Rule 8.210 or any other LTSE Rule that may be introduced as evidence in a disciplinary proceeding, or a witness who testifies at a hearing in a disciplinary proceeding may file a motion requesting a protective order to limit disclosure or prohibit from disclosure to other Parties, witnesses or other persons, except the Department of Enforcement and the Department of Market Regulation and LTSE Regulation staff, Documents or testimony that contain confidential information. The motion shall include a general summary or extract of the Documents or testimony without revealing confidential details. If the movant seeks a protective order against disclosure to other Parties, copies of the Documents shall not be served on the other Parties. Unless the Documents are unavailable, the movant shall file for in camera inspection a sealed copy of the Documents for which the order is sought. If the movant is not a Party, the motion

shall be served on each Party by the movant using a method in LTSE Rule 9.134(a) and filed with the Adjudicator. A motion for a protective order shall be granted only upon a finding that disclosure of the Document or testimony would have a demonstrated adverse business effect on the movant or would involve an unreasonable breach of the movant's personal privacy.

(2) If a protective order is granted, the order shall set forth the restrictions on use and disclosure of such Document or testimony. An Adjudicator does not have the authority to issue a protective order that would limit in any manner the use by LTSE staff of such Documents or testimony in LTSE staff's performance of their regulatory and self-regulatory responsibilities and functions, including the transmittal, without restriction to the recipient, of such Documents or testimony to state, federal, or foreign regulatory authorities or other self-regulatory organizations. An Adjudicator does not have the authority to issue a protective order that purports to protect from production such Documents or testimony in the event that LTSE is subject to a subpoena requiring that the Documents or testimony be produced.

(l) General

All motions, oppositions or responses, replies, and any other filings made in a proceeding shall comply with LTSE Rules 9.133, 9.134, 9.135, 9.136, and 9.137.

Rule 9.147. Rulings on Procedural Matters

The Board, the LTSE Appeals Committee, a Hearing Officer, or any other applicable Adjudicator shall have full authority, except as otherwise provided by the Code, to rule on a procedural motion and any other procedural or administrative matter arising during the course of a proceeding conducted pursuant to the Code, subject to the rights of review or appeal provided by the Code.

Rule 9.148. Interlocutory Review

Except as provided in LTSE Rule 9.280, there shall be no interlocutory review of a ruling or order issued by any Adjudicator in a proceeding governed by the Code. If an Adjudicator grants interlocutory review of a ruling or order pursuant to LTSE Rule 9.280, such review shall not stay a proceeding, except under LTSE Rule 9.280 or as otherwise ordered by the Adjudicator.

Rule 9.149. Reserved

Rule 9.150. Exclusion from LTSE Rule Series 9.000 Proceeding

(a) Exclusion

An Adjudicator may exclude an attorney for a Party or other person authorized to represent others by LTSE Rule 9.141 from acting as counsel, acting in any representative capacity, or otherwise appearing in a particular Chapter 9 of the LTSE Rules proceeding for contemptuous conduct under LTSE Rule 9.280 or unethical or improper professional conduct in that proceeding. If an attorney for a Party, or other person authorized to represent others by LTSE Rule 9.141, is excluded from a disciplinary hearing or conference, or any portion thereof, such attorney or person may seek review by the LTSE Appeals Committee of such exclusion under LTSE Rule 9.280(c).

(b) Other Proceedings Not Precluded

Prohibiting an attorney or other person authorized to represent others by LTSE Rule 9.141 from practicing or appearing in an LTSE proceeding shall not preclude LTSE or FINRA from initiating other proceedings against such person.

Rule 9.160. Recusal or Disqualification

No person shall participate as an Adjudicator in a matter governed by the Code as to which he or she has a conflict of interest or bias, or circumstances otherwise exist where his or her fairness might reasonably be questioned. In any such case, the person shall recuse himself or herself, or shall be disqualified as follows:

(a) LTSE Board of Directors

The Chair of the Board shall have authority to order the disqualification of a Director, and a majority of the Board excluding the Chair of the Board, shall have authority to order the disqualification of the Chair;

(b) The Chair of the LTSE Appeals Committee shall have authority to order the disqualification of a member of the LTSE Appeals Committee, and a majority of the LTSE Appeals Committee excluding the Chair, shall have authority to order the disqualification of the Chair;

(c) Reserved;

(d) Reserved;

(e) Panelist of Hearing Panel or Extended Hearing Panel

Disqualification of a Panelist of a Hearing Panel or Extended Hearing Panel appointed under LTSE Rule Series 9.200 shall be governed by LTSE Rule 9.234; and

(f) Hearing Officer

Disqualification of a Hearing Officer of a Hearing Panel or an Extended Hearing Panel shall be governed by LTSE Rule 9.233.

Rule Series 9.200. Disciplinary Proceedings

Rule Series 9.210. Complaint and Answer

Rule 9.211. Authorization of Complaint

(a) Complaint

(1) If the Department of Enforcement or the Department of Market Regulation believes that any LTSE Member or associated person is violating or has violated any rule, regulation, or statutory provision, including the federal securities laws and the regulations thereunder, which LTSE has jurisdiction to enforce, the Department of Enforcement or the Department of Market Regulation may request authorization from the Office of Disciplinary Affairs to issue a complaint.

(2) The Board shall have the authority to direct the Office of Disciplinary Affairs to authorize the Department of Enforcement or the Department of Market Regulation to issue a complaint when, on the basis of information and belief, LTSE is of the opinion that any LTSE Member or associated person is violating or has violated any rule, regulation, or statutory provision, including the federal securities laws and the regulations thereunder, which LTSE has jurisdiction to enforce.

(b) Commencement of Disciplinary Proceeding

A disciplinary proceeding shall begin when the complaint is served and filed.

Rule 9.212. Complaint Issuance – Requirements, Service, Amendment, Withdrawal, and Docketing

(a) Form, Content, Notice, Docketing, and Service

(1) If a complaint is authorized, the Department of Enforcement or the Department of Market Regulation shall issue the complaint. Each complaint shall be in writing and signed by the Department of Enforcement or the Department of Market Regulation. The complaint shall specify in reasonable detail the conduct alleged to constitute the violative activity and the rule, regulation, or statutory provision the Respondent is alleged to be violating or to have violated. If the complaint consists of several causes of action, each cause shall be stated separately. Complaints shall be served by the Department of Enforcement or the Department of Market Regulation on each Party pursuant to LTSE Rules 9.131 and 9.134, and filed at the time of service with the Office of Hearing Officers pursuant to LTSE Rules 9.135, 9.136, and 9.137.

(2) At the time of issuance of a complaint, the Department of Enforcement or the Department of Market Regulation may propose:

(A) an appropriate location for the hearing; and

(B) if applicable, the Extended Hearing Panel as described in LTSE Rule 9.231.

(b) Amendments to Complaint

The Department of Enforcement or the Department of Market Regulation may file and serve an amended complaint once as a matter of course at any time before the Respondent answers the complaint. Otherwise, upon motion by the Department of Enforcement or the Department of Market Regulation, the Hearing Officer may permit the Department of Enforcement or the Department of Market Regulation to amend the complaint, including amendments so as to make the complaint conform to the evidence presented, after considering whether the Department of Enforcement or the Department of Market Regulation has shown good cause for the amendment and whether any Respondent will suffer any unfair prejudice if the amendment is allowed. Amendments to complaints will be freely granted when justice so requires.

(c) Withdrawal of Complaint

With prior leave of the Hearing Officer, the Department of Enforcement or the Department of Market Regulation may withdraw a complaint. If the Department of Enforcement or the Department of Market Regulation withdraws the complaint before the earlier of (1) the Hearing Panel's or, if applicable, the Extended Hearing Panel's, issuance of a ruling on a motion for summary disposition, or (2) the start of the hearing on the merits, the withdrawal of the complaint by the Department of Enforcement or the Department of Market Regulation shall be without prejudice and the Department of Enforcement or the Department of Market Regulation shall be permitted to re-file a case based on allegations concerning the same facts and circumstances that are set forth in the withdrawn complaint. If the Department of Enforcement or the Department of Market Regulation requests to withdraw such complaint after the occurrence of either of the events set forth in (1) and (2) in this paragraph, the Hearing Panel or, if applicable, the Extended Hearing Panel, after considering the facts and circumstances of the request, shall determine whether the withdrawal shall be granted with prejudice.

(d) Disciplinary Proceeding Docket

The Office of Hearing Officers shall promptly record each complaint filed with it in LTSE's disciplinary proceeding docket, and record in the disciplinary proceeding docket each event, filing, and change in the status of a disciplinary proceeding.

Rule 9.213. Assignment of Hearing Officer and Appointment of Panelists to Hearing Panel or Extended Hearing Panel

(a) Assignment of Hearing Officer

As soon as practicable after the Department of Enforcement or the Department of Market Regulation has filed a complaint with the Office of Hearing Officers, the Chief Hearing Officer shall assign a Hearing Officer to preside over the disciplinary proceeding and shall serve the Parties with notice of the Hearing Officer's assignment pursuant to LTSE Rule 9.132.

(b) Appointment of Panelists

As soon as practicable after assigning a Hearing Officer to preside over a disciplinary proceeding, the Chief Hearing Officer shall appoint Panelists pursuant to LTSE Rules 9.231 and 9.232 to a Hearing Panel or, if the Chief Hearing Officer determines that an Extended Hearing Panel should be appointed, to an Extended Hearing Panel.

Rule 9.214. Consolidation or Severance of Disciplinary Proceedings

(a) Consolidation Initiated by Chief Hearing Officer

The Chief Hearing Officer may order the consolidation of two or more disciplinary proceedings, upon his or her own motion, under circumstances where such consolidation would further the efficiency of the disciplinary process, and where the subject complaints involve common questions of law or fact, or one or more of the same Respondents. In determining whether to order the consolidation of such disciplinary proceedings, the Chief Hearing Officer shall consider:

(1) whether the same or similar evidence reasonably would be expected to be offered at each of the hearings;

(2) whether the proposed consolidation would conserve the time and resources of the Parties; and

(3) whether any unfair prejudice would be suffered by one or more Parties as a result of the consolidation.

If the Chief Hearing Officer proposes to consolidate two or more disciplinary proceedings, the Chief Hearing Officer shall serve upon the Parties notice of the proposed consolidation of disciplinary proceedings, together with a copy of each relevant complaint and any answer that has been filed thereto, pursuant to LTSE Rule 9.132. The Parties shall have 14 days after service to file a response, stating any arguments in favor of or opposition to consolidation.

(b) Consolidation Initiated by a Party

A Party may file a motion to consolidate two or more disciplinary proceedings if such consolidation would further the efficiency of the disciplinary process, if the subject complaints involve common questions of law or fact or one or more of the same Respondents, or if one or more of the factors favoring consolidation set forth in paragraph (a) appear to be present. If a Party moves to consolidate two or more disciplinary proceedings, the Party shall file such motion, together with a copy of each relevant complaint and any answer thereto that has been filed, with the Office of Hearing Officers, and, pursuant to LTSE Rule 9.133, shall serve the same upon the Parties in each of the cases proposed to be consolidated. The Parties shall have 14 days after service to file a response, stating any arguments in favor of or opposition to consolidation, and shall serve the response upon the Parties in each of the cases proposed to be consolidated. The Chief Hearing Officer shall issue an order approving or denying the request for consolidation.

(c) Impact on Hearing Panel or Extended Hearing Panel

If the Chief Hearing Officer issues an order to consolidate two or more disciplinary proceedings for which Hearing Panels or, if applicable, Extended Hearing Panels, have been appointed, the Chief Hearing Officer's order shall specify which Hearing Panel or, if applicable, Extended Hearing Panel, shall preside over the consolidated disciplinary proceeding, or shall appoint a new Hearing Panel or, if applicable, Extended Hearing Panel, to preside, based on the criteria set forth in LTSE Rules 9.231 and 9.232.

(d) Severance Initiated by Chief Hearing Officer

The Chief Hearing Officer may order the severance of a disciplinary proceeding into two or more disciplinary proceedings, upon his or her own motion. In determining whether to order the severance of such disciplinary proceedings, the Chief Hearing Officer shall consider:

(1) whether the same or similar evidence reasonably would be expected to be offered at each of the possible hearings;

(2) whether the severance would conserve the time and resources of the Parties; and

(3) whether any unfair prejudice would be suffered by one or more Parties if the severance is (not) ordered.

If the Chief Hearing Officer proposes to sever a disciplinary proceeding, the Chief Hearing Officer shall serve upon the Parties notice of the proposed severance of disciplinary

proceedings pursuant to LTSE Rule 9.132. The Parties shall have 14 days after service to file a response, stating any arguments in favor of or opposition to severance.

(e) Severance Initiated by a Party

A Party may file a motion to sever a disciplinary proceeding if one (1) or more of the factors favoring severance set forth in paragraph (d) above appear to be present. If a Party moves to sever a disciplinary proceeding, the Party shall file such motion with the Office of Hearing Officers, and, pursuant to LTSE Rule 9.133, shall serve the same upon each of the parties to the action proposed to be severed. The Parties shall have fourteen (14) days after service to file a response, stating any arguments in favor of or opposition to severance, and shall serve the response upon the Parties in the case proposed to be severed. The Chief Hearing Officer shall issue an order approving or denying the request for severance.

(f) Impact on Hearing Panel or Extended Hearing Panel of Severance

If the Chief Hearing Officer issues an order to sever a disciplinary proceeding for which a Hearing Panel or, if applicable, Extended Hearing Panel, has been appointed, the Chief Hearing Officer's order shall specify whether the same Hearing Panel or, if applicable, Extended Hearing Panel, shall preside over the severed disciplinary proceedings, or shall appoint a new Hearing Panel(s) or, if applicable, Extended Hearing Panel(s), to preside over any or all of the severed proceedings, based on the criteria set forth in LTSE Rules 9.231 and 9.232.

Rule 9.215. Answer to Complaint

(a) Form, Service, Notice

Pursuant to LTSE Rule 9.133, each Respondent named in a complaint shall serve an answer to the complaint on all other Parties within 25 days after service of the complaint on such Respondent, and at the time of service shall file such answer with the Office of Hearing Officers pursuant to LTSE Rules 9.135, 9.136 and 9.137. The Hearing Officer assigned to a disciplinary proceeding pursuant to LTSE Rule 9.213 may extend such period for good cause. Upon the receipt of a Respondent's answer, the Office of Hearing Officers shall promptly send written notice of the receipt of such answer to all Parties.

(b) Content, Affirmative Defenses

Unless otherwise ordered by the Hearing Officer, an answer shall specifically admit, deny, or state that the Respondent does not have and is unable to obtain sufficient information to admit or deny, each allegation in the complaint. When a Respondent intends to deny only part of an allegation, the Respondent shall specify so much of it as is admitted and deny only the remainder. A statement of lack of information shall be deemed a denial. Any

allegation not denied in whole or in part shall be deemed admitted. Any affirmative defense shall be asserted in the answer.

(c) Motion for More Definite Statement

A Respondent may file with an answer a motion for a more definite statement of specified matters of fact or law to be considered or determined. Such motion shall state why each such matter of fact or law should be required to be made more definite. If the motion is granted, the order granting such motion shall set the periods for filing such a statement and any answer thereto.

(d) Amendments to Answer

Upon motion by a Respondent, the Hearing Officer may, after considering good cause shown by the Respondent and any unfair prejudice which may result to any other Party, permit an answer to be amended.

(e) Extension of Time to Answer Amended Complaint

If a complaint is amended pursuant to LTSE Rule 9.212(b), the time for filing an answer or amended answer shall be the greater of the original time period within which the Respondent is required to respond, or 14 days after service of the amended complaint. If any Respondent has already filed an answer, such Respondent shall have 14 days after service of the amended complaint, unless otherwise ordered by the Hearing Officer, within which to file an amended answer.

(f) Failure to Answer, Default

If a Respondent does not file an answer or make any other filing or request related to the complaint with the Office of Hearing Officers within the time required, the Department of Enforcement or the Department of Market Regulation shall send a second notice to such Respondent requiring an answer within 14 days after service of the second notice. The second notice shall state that failure of the Respondent to reply within the period specified shall allow the Hearing Officer, in the exercise of his or her discretion, pursuant to LTSE Rule 9.269 to: (1) treat as admitted by the Respondent the allegations in the complaint; and (2) issue a default decision against the Respondent. If the Respondent fails to file an answer with the Office of Hearing Officers within the time required, the Hearing Officer may issue a default decision against the Respondent pursuant to LTSE Rule 9.269.

Rule 9.216. Acceptance, Waiver, and Consent; Plan Pursuant to Exchange Act Rule 19d - 1(c)(2)

(a) Acceptance, Waiver, and Consent Procedures

(1) Notwithstanding LTSE Rule 9.211, if the Department of Enforcement or the Department of Market Regulation has reason to believe a violation has occurred and the Member or associated person does not dispute the violation, the Department of Enforcement or the Department of Market Regulation may prepare and request that the Member or associated person execute a letter accepting a finding of violation, consenting to the imposition of sanctions, and agreeing to waive such Member's or associated person's right to a hearing before a Hearing Panel or, if applicable, an Extended Hearing Panel, and any right of appeal to the LTSE Appeals Committee, the SEC, and the courts, or to otherwise challenge the validity of the letter, if the letter is accepted. The letter shall describe the act or practice engaged in or omitted, the rule, regulation, or statutory provision violated, and the sanction or sanctions to be imposed. Unless the letter states otherwise, the effective date of any sanction(s) imposed will be a date to be determined by LTSE Regulation staff.

(2) (A) If a Member or person associated with a Member submits an executed letter of acceptance, waiver, and consent, by the submission such Member or person associated with a Member also waives:

(i) any right of such Member or person associated with a Member to claim bias or prejudgment of the General Counsel, CRO, the LTSE Appeals Committee, or any Member of the LTSE Appeals Committee, in connection with such person's or body's participation in discussions regarding the terms and conditions of the letter of acceptance, waiver, and consent, or other consideration of the letter of acceptance, waiver, and consent, including acceptance or rejection of such letter of acceptance, waiver, and consent; and

(ii) any right of such Member or person associated with a Member to claim that a person violated the ex parte prohibitions of LTSE Rule 9.143 or the separation of functions prohibitions of LTSE Rule 9.144, in connection with such person's or body's participation in discussions regarding the terms and conditions of the letter of acceptance, waiver, and consent, or other consideration of the letter of acceptance, waiver, and consent, including acceptance or rejection of such letter of acceptance, waiver, and consent.

(B) If a letter of acceptance, waiver, and consent is rejected, the Member or associated person shall be bound by the waivers made under paragraphs (a)(1) and (a)(2)(A) for conduct by persons or bodies occurring during the period beginning on the date the letter of acceptance, waiver, and consent

was executed and submitted and ending upon the rejection of the letter of acceptance, waiver, and consent.

(3) If the Member or associated person executes the letter of acceptance, waiver, and consent, it shall be submitted to the Office of Disciplinary Affairs. The Office of Disciplinary Affairs may, on behalf of the LTSE Board, accept or reject such letter.

(4) If the letter is accepted by the Office of Disciplinary Affairs, it shall be deemed final and shall constitute the complaint, answer, and decision in the matter. If the letter is rejected by the Office of Disciplinary Affairs, LTSE, or FINRA on its behalf, may take any other appropriate disciplinary action with respect to the alleged violation or violations. If the letter is rejected, the Member or associated person shall not be prejudiced by the execution of the letter of acceptance, waiver, and consent under paragraph (a)(1) and the letter may not be introduced into evidence in connection with the determination of the issues set forth in any complaint or in any other proceeding.

(b) Procedure for Violation Under Plan Pursuant to Exchange Act Rule 19d-1(c)(2)

(1) Notwithstanding LTSE Rule 9.211, LTSE or FINRA on its behalf, may, subject to the requirements set forth in paragraphs (b)(2) through (b)(4) and in Exchange Act Rule 19d-1(c)(2), impose a fine (not to exceed $2,500) and/or a censure on any Member or associated person with respect to any rule listed in LTSE Rule 9.218. If the Department of Enforcement or the Department of Market Regulation has reason to believe a violation has occurred and if the Member or associated person does not dispute the violation, the Department of Enforcement or the Department of Market Regulation may prepare and request that the Member or associated person execute a minor rule violation plan letter accepting a finding of violation, consenting to the imposition of sanctions, and agreeing to waive such Member's or associated person's right to a hearing before a Hearing Panel or, if applicable, an Extended Hearing Panel, and any right of appeal to the LTSE Appeals Committee, the Board, the SEC, and the courts, or to otherwise challenge the validity of the letter, if the letter is accepted. The letter shall describe the act or practice engaged in or omitted, the rule, regulation, or statutory provision violated, and the sanction or sanctions to be imposed. Unless the letter states otherwise, the effective date of any sanction(s) imposed will be a date to be determined by LTSE Regulation staff.

(2) (A) If a Member or person associated with a Member submits an executed minor rule violation plan letter, by the submission such Member or person associated with a Member also waives:

(i) any right of such Member or person associated with a Member to claim bias or prejudgment of the General Counsel, CRO, the LTSE Appeals Committee, or any Member of the LTSE Appeals Committee, in connection with such person's or body's participation in discussions regarding the terms and conditions of the minor rule violation plan letter or other consideration of the minor rule violation plan letter, including acceptance or rejection of such minor rule violation plan letter; and

(ii) any right of such Member or person associated with a Member to claim that a person violated the ex parte prohibitions of LTSE Rule 9.143 or the separation of functions prohibitions of LTSE Rule 9.144, in connection with such person's or body's participation in discussions regarding the terms and conditions of the minor rule violation plan letter or other consideration of the minor rule violation plan letter, including acceptance or rejection of such minor rule violation plan letter.

(B) If a minor rule violation plan letter is rejected, the Member or person associated with a Member shall be bound by the waivers made under paragraphs (b)(1) and (b)(2)(A) for conduct by persons or bodies occurring during the period beginning on the date the minor rule violation plan letter was executed and submitted and ending upon the rejection of the minor rule violation plan letter.

(3) If the Member or associated person executes the minor rule violation plan letter, it shall be submitted to the Office of Disciplinary Affairs. The Office of Disciplinary Affairs may, on behalf of the LTSE Board, accept or reject such letter.

(4) If the letter is accepted by the Office of Disciplinary Affairs, it shall be deemed final and LTSE shall report the violation to the SEC as required by the SEC pursuant to a plan approved under Exchange Act Rule 19d-1(c)(2). If the letter is rejected by the Office of Disciplinary Affairs, LTSE, or FINRA on its behalf, may take any other appropriate disciplinary action with respect to the alleged violation or violations. If the letter is rejected, the Member or associated person shall not be prejudiced by the execution of the minor rule violation plan letter under paragraph (b)(1) and the letter may not be introduced into evidence in connection with the determination of the issues set forth in any complaint or in any other proceeding.

Rule 9.217. Expedited Client Suspension Proceeding

(a) Initiation of Proceeding

(1) Scope of Authority. With the prior written authorization of the CRO or such other senior officers as the CRO may designate, the Office of General Counsel or LTSE Regulation (such departments generally referred to as the "Exchange" for purposes of this LTSE Rule 9.217) may initiate an expedited suspension proceeding with respect to alleged violations of LTSE Rule 10.270 (Disruptive Quoting and Trading Activity Prohibited).

(2) Service of Notice. The Exchange shall initiate the proceeding by serving a notice on a Member or associated person of a Member (hereinafter "Respondent"). The Exchange shall serve the notice by personal service or overnight commercial courier. The notice shall be effective upon service.

(3) Content of Notice. The notice shall state whether the Exchange is requesting the Respondent to be required to take action or to refrain from taking action. The notice shall be accompanied by:

(A) A declaration of facts, signed by a person with knowledge of the facts contained therein, that specifies the acts that constitute the alleged violation; and

(B) A proposed order that contains the required elements of a suspension order (except the date and hour of the order's issuance), which are set forth in sub-paragraph (d)(2) of this Rule 9.217).

(b) Appointment of Hearing Officers and Hearing Panel

(1) As soon as practicable after the Exchange initiates a suspension proceeding, a Hearing Panel shall be assigned in accordance with LTSE Rules 9.231 and 9.232.

(2) If at any time a Hearing Officer determines that he or she has a conflict of interest or bias or circumstances otherwise exist where his or her fairness might reasonably be questioned, or if a Party files a motion to disqualify a Hearing Officer, the recusal and disqualification proceeding shall be conducted in accordance with LTSE Rule Series 9.200 except that:

(A) a motion seeking disqualification of a Hearing Officer must be filed no later than five (5) days after the announcement of the Hearing Panel; and

(B) the Exchange may file a brief in opposition to the Respondent's motion no later than 5 days after service thereof.

(c) Hearing

(1) When Held. The hearing shall be held not later than 15 days after service of the notice initiating the suspension proceeding, unless otherwise extended by the Chief Hearing Officer with the consent of the Parties for good cause shown. If a Hearing Officer is recused or disqualified, the hearing shall be held not later than five days after a replacement Hearing Officer is appointed.

(2) Service of Notice of Hearing. A notice of date, time, and place of the hearing shall be served on the Parties not later than seven days before the hearing, unless otherwise ordered by the Chief Hearing Officer. Service shall be made by personal service or overnight commercial courier. The notice shall be effective upon service.

(3) Authority of Hearing Officers. A Hearing Officer shall have authority to do all things necessary and appropriate to discharge his or her duties as set forth the LTSE Rule Series 9.200.

(4) Witnesses. A person who is subject to the jurisdiction of the Exchange shall testify under oath or affirmation. The oath or affirmation shall be administered by a court reporter or a notary public.

(5) Additional Information. At any time during its consideration, the Hearing Panel may direct a Party to submit additional information. Any additional information submitted shall be provided to all Parties at least one day before the Hearing Panel renders its decision.

(6) Transcript. The hearing shall be recorded by a court reporter and a written transcript thereof shall be prepared. A transcript of the hearing shall be available to the Parties for purchase from the court reporter at prescribed rates. A witness may purchase a copy of the transcript of his or her own testimony from the court reporter at prescribed rates. Proposed corrections to the transcript may be submitted by affidavit to the Hearing Panel within a reasonable time determined by the Hearing Panel. Upon notice to all the Parties to the proceeding, the Hearing Panel may order corrections to the transcript as requested or sua sponte.

(7) Record and Evidence Not Admitted. The record shall consist of the notice initiating the proceeding, the declaration, and the proposed order described in subparagraph (a)(3) above; the transcript of the hearing; all evidence considered by the Hearing Panel; and any other document or item accepted into the record by the Hearing Panel. The Office of General Counsel shall be the custodian of the record. Proffered evidence that is not accepted into the record by the Hearing Panel shall be retained by the custodian of the record until the date when the

Exchange's decision becomes final or, if applicable, upon the conclusion of any review by the SEC or the federal courts.

(8) Failure to Appear at Hearing. If a Respondent fails to appear at a hearing for which it has notice, the allegations in the notice and accompanying declaration may be deemed admitted, and the Hearing Panel may issue a suspension order without further proceedings. If the Exchange fails to appear at a hearing for which it has notice, the Hearing Panel may order that the suspension proceeding be dismissed.

(d) Issuance of Suspension Order by Hearing Panel

(1) Basis for Issuance. The Hearing Panel shall issue a written decision stating whether a suspension order shall be imposed. The Hearing Panel shall issue the decision not later than ten days after receipt of the hearing transcript, unless otherwise extended by the Chief Hearing Officer with the consent of the Parties for good cause shown. A suspension order shall be imposed if the Hearing Panel finds:

(A) by a preponderance of the evidence that the alleged violation specified in the notice has occurred; and

(B) that the violative conduct or continuation thereof is likely to result in significant market disruption or other significant harm to investors.

(2) Content, Scope, and Form of Order. A suspension order shall:

(A) be limited to: (i) ordering a Respondent to cease and desist from violating LTSE Rule 10.270, and/or (ii) ordering a Respondent to cease and desist from providing access to the Exchange to a client of Respondent that is causing violations of LTSE Rule 10.270;

(B) set forth the alleged violation and the significant market disruption or other significant harm to investors that is likely to result without the issuance of an order;

(C) describe in reasonable detail the act or acts the Respondent is to take or refrain from taking and to suspend the Respondent unless and until such action is taken or refrained from; and

(D) include the date and hour of its issuance.

(3) Duration of Order. A suspension order shall remain effective and enforceable unless modified, set aside, limited, or revoked pursuant to paragraph (e), below.

(4) Service. The Hearing Panel's decision and any suspension order shall be served by personal service or overnight commercial courier. The suspension order shall be effective upon service.

(e) Review by Hearing Panel. At any time after the Respondent is served with a suspension order, a Party may apply to the Hearing Panel to have the order modified, set aside, limited, or revoked. The application shall set forth with specificity the facts that support the request. The Hearing Panel shall respond to the request in writing within ten days after receipt of the request, unless otherwise extended by the Chief Hearing Officer with the consent of the Parties for good cause shown. The Hearing Panel's response shall be served on the Respondent via personal service or overnight commercial courier. The filing of an application under this Rule shall not stay the effectiveness of the suspension order.

(f) Application to SEC for Review. Sanctions imposed pursuant to this Rule constitute final and immediately effective disciplinary sanctions imposed by the Exchange. The right to have any action under this Rule reviewed by the SEC is governed by Section 19 of the Exchange Act. The filing of an application for review shall not stay the effectiveness of a suspension order unless the SEC otherwise orders.

Rule 9.218. Violations Appropriate for Disposition Under Plan Pursuant to Exchange Act Rule 19d-1(c)(2)

(a) Rule 2.160(p) - Continuing Education Requirements.

(b) Rule 4.511 - General Requirements related to books and records requirements.

(c) Rule 4.540 - Furnishing of records.

(d) Rule 5.110 - Supervision.

(e) Rule 8.220 - Automated submission of trading data requested.

(f) Rule 11.151(a)(1) - Market Maker two-sided quotation requirement.

(g) Rule 11.290 - Short sales.

(h) Rule 11.310 - Locking or crossing quotations in NMS stocks.

(i) Rule 11.420 - Order audit trail system requirements.

RECOMMENDED FINE SCHEDULE – RULE 9.218(a) – (i)

OCCURRENCE*	INDIVIDUAL	MEMBER
First time fined	$100	$500
Second time fined	$300	$1,000
Third time fined	$500	$2,500

* Within a "rolling" 12-month period.

Rule 9.219. Reserved

Rule Series 9.220. Request for Hearing; Extensions of Time, Postponements, Adjournments

Rule 9.221. Request for Hearing

(a) Respondent Request for Hearing

With the filing of any Respondent's answer, such Respondent may:

(1) request a hearing;

(2) propose an appropriate location for the hearing; and

(3) propose, if applicable, an Extended Hearing Panel as described in LTSE Rule 9.231.

If a Respondent requests a hearing, a hearing shall be granted. A Respondent who fails to request a hearing with the filing of his or her answer waives the right to a hearing unless a Hearing Officer, Hearing Panel, or, if applicable, an Extended Hearing Panel, grants, for good cause shown, a later filed motion by such Respondent requesting a hearing.

(b) Hearing Officer Order Requiring Hearing

In the absence of a request for a hearing from any Respondent, the Hearing Officer may order any complaint set down for hearing.

(c) Authority of Hearing Panel, Extended Hearing Panel to Order Hearing

If all Respondents waive a hearing, and the Hearing Officer does not order a hearing on his or her own motion, the Hearing Panel or, if applicable, the Extended Hearing Panel, may order a hearing or may consider the matter on the record, as defined in LTSE Rule 9.267. If fewer than all Respondents waive a hearing, the Hearing Officer, the Hearing Panel, or, if applicable, the Extended Hearing Panel, may, in the exercise of its discretion, order that a hearing be held as to all Respondents. Alternatively, the Hearing Officer, the Hearing Panel, or, if applicable, the Extended Hearing Panel, may conduct a hearing as to only those Respondents who requested a hearing and consider the matter on the record as to those Respondents who waived a hearing.

(d) Notice of Hearing

The Hearing Officer shall issue a notice stating the date, time, and place of the hearing, and whether the hearing shall be held before a Hearing Panel or an Extended Hearing Panel, and shall serve such notice on the Parties at least 28 days before the hearing, unless:

(1) in the discretion of the Hearing Officer, he or she determines that extraordinary circumstances require a shorter notice period; or

(2) the Parties waive the notice period.

Rule 9.222. Extensions of Time, Postponements, and Adjournments

(a) Availability

At any time prior to the issuance of the decision of the Hearing Panel or, if applicable, the Extended Hearing Panel, the Hearing Officer may, for good cause shown, extend or shorten any time limits prescribed by the Code for the filing of any papers and may, consistent with paragraph (b), postpone or adjourn any hearing.

(b) Limitations on Postponements, Adjournments, and Extensions

A hearing shall begin at the time and place ordered, unless the Hearing Officer, for good cause shown, changes the place of the hearing, postpones the commencement of the hearing, or adjourns a convened hearing for a reasonable period of time, subject to the limitations in paragraph (b)(2) below.

(1) Additional Considerations

In considering a motion for the postponement of the start of a hearing or, adjournment once a hearing has begun, the Hearing Officer shall consider:

(A) the length of the proceeding to date;

(B) the number of postponements, adjournments, or extensions already granted;

(C) the stage of the proceedings at the time of the request;

(D) potential harm to the investing public if an extension of time, adjournment, or postponement is granted; and

(E) such other matters as justice may require.

(2) Time Limit

Postponements, adjournments, or extensions of time for filing papers shall not exceed 28 days unless the Hearing Officer states on the record or provides by written order the reasons a longer period is necessary.

Rule Series 9.230. Appointment of Hearing Panel; Extended Hearing Panel

Rule 9.231. Appointment by the Chief Hearing Officer of Hearing Panel or Extended Hearing Panel or Replacement Hearing Officer

(a) Appointment

The Chief Hearing Officer shall appoint a Hearing Panel or an Extended Hearing Panel to conduct the disciplinary proceeding and issue a decision.

(b) Hearing Panel

The Hearing Panel shall be composed of a Hearing Officer and two Panelists, except as provided in paragraph (e) of this LTSE Rule 9.231 and in LTSE Rule 9.234 (a), (c), (d), or (e). The Hearing Officer shall serve as the chair of the Hearing Panel. Each Panelist shall be associated with a Member of LTSE or retired therefrom.

(c) Extended Hearing Panel

Upon consideration of the complexity of the issues involved, the probable length of the hearing, or other factors that the Chief Hearing Officer deems material, the Chief Hearing Officer may determine that a matter shall be designated an Extended Hearing, and that such matter shall be considered by an Extended Hearing Panel. The Extended Hearing Panel shall be composed of a Hearing Officer and two Panelists, except as provided in LTSE Rule 9.234(a), (c), (d), or (e). The Hearing Officer will serve as the chair of the Extended Hearing Panel. The Panelists shall be associated with an LTSE Member, or retired therefrom. The Chief Hearing Officer shall have discretion in consultation with LTSE to compensate any or all Panelists of an Extended Hearing Panel at the rate then in effect for FINRA arbitrators as referenced in Chapter 12.

(d) Observer

A person who is qualified to serve as a Panelist may be designated by the Chief Hearing Officer to serve as an observer to a Hearing Panel or an Extended Hearing Panel. If the Chief Hearing Officer designates more than two people to serve as observers to a Hearing Panel or an Extended Hearing Panel, the Chief Hearing Officer shall obtain the consent of the Parties. An observer may attend any hearing of a disciplinary proceeding and observe the proceeding, but may not vote or participate in any other manner in the hearing or the deliberations of the Hearing Panel or the Extended Hearing Panel, or participate in the administration of the disciplinary proceeding.

(e) Appointment of Replacement Hearing Officer

In the event that a Hearing Officer withdraws, is incapacitated, or otherwise is unable to continue service after being appointed, the Chief Hearing Officer shall appoint a replacement Hearing Officer. To ensure fairness to the parties and expedite completion of the proceeding when a replacement Hearing Officer is appointed after the hearing has

commenced, the replacement Hearing Officer has discretion to exercise the following powers:

(1) Allow the Hearing Panelists to resolve the issues in the proceeding and issue a decision without the participation of the replacement Hearing Officer in the decision. The replacement Hearing Officer may advise the Hearing Panelists regarding legal issues, and shall exercise the powers of the Hearing Officer under LTSE Rule 9.235(a), including preparing and signing the decision on behalf of the Hearing Panel, in accordance with LTSE Rule 9.268; or

(2) Certify familiarity with the record and participate in the resolution of the issues in the case and in the issuance of the decision. In exercising this power, the replacement Hearing Officer may recall any witness before the Hearing Panel.

Rule 9.232. Criteria for Selection of Panelists and Replacement Panelists

(a) Each Panelist shall be a person of integrity and judgment and, other than the Hearing Officer, shall be a Member of the LTSE hearing board as provided in paragraph (b). At least one Panelist shall be engaged in securities activities differing from that of the Respondent, or, if retired, was so engaged in differing activities at the time of retirement.

(b) The Chairman of the Exchange Board of Directors, subject to the approval of the Board, shall from time to time appoint a hearing board to be composed of such number of persons associated with an LTSE Member or retired therefrom, who are not members of the Board. The members of the hearing board shall be appointed annually and shall serve at the pleasure of the Board.

(c) <u>Criteria for Appointment of a Panelist</u>

The Chief Hearing Officer shall select Panelists from the current members of the LTSE hearing board based upon the following criteria:

(1) expertise;

(2) the absence of any conflict of interest or bias, and any appearance thereof;

(3) availability; and

(4) the frequency with which a person has served as a Panelist on a Hearing Panel or an Extended Hearing Panel during the past two years, favoring the selection of a person as a Panelist who has never served or served infrequently as a Panelist during the period.

Rule 9.233. Hearing Panel or Extended Hearing Panel: Recusal and Disqualification of Hearing Officers

(a) Recusal, Withdrawal of Hearing Officer

If at any time a Hearing Officer determines that he or she has a conflict of interest or bias or circumstances otherwise exist where his or her fairness might reasonably be questioned, the Hearing Officer shall notify the Chief Hearing Officer and the Chief Hearing Officer shall issue and serve on the Parties a notice stating that the Hearing Officer has withdrawn from the matter. In the event that a Hearing Officer withdraws, is incapacitated, or otherwise is unable to continue service after being appointed, the Chief Hearing Officer shall appoint a replacement Hearing Officer. In such a case, the replacement Hearing Officer shall proceed according to LTSE Rule 9.231(e).

(b) Motion for Disqualification

A Party may move for the disqualification of a Hearing Officer. A motion shall be based upon a reasonable, good faith belief that a conflict of interest or bias exists or circumstances otherwise exist where the Hearing Officer's fairness might reasonably be questioned, and shall be accompanied by an affidavit setting forth in detail the facts alleged to constitute grounds for disqualification, and the dates on which the Party learned of those facts. Such motions shall be filed not later than 15 days after the later of:

(1) when the Party learned of the facts believed to constitute the disqualification; or

(2) when the Party was notified of the assignment of the Hearing Officer.

(c) Disposition of Disqualification Motion

A motion for disqualification of a Hearing Officer shall be decided by the Chief Hearing Officer who shall promptly investigate whether disqualification is required and issue a written ruling on the motion. In the event of a disqualification of the Hearing Officer, the Chief Hearing Officer shall appoint a replacement Hearing Officer.

Rule 9.234. Hearing Panel or Extended Hearing Panel: Recusal and Disqualification of Panelists

(a) Recusal, Withdrawal of Panelist

If at any time a Panelist of a Hearing Panel or an Extended Hearing Panel determines that he or she has a conflict of interest or bias or circumstances otherwise exist where his or her fairness might reasonably be questioned, the Panelist shall notify the Hearing Officer and the Hearing Officer shall issue and serve on the Parties a notice stating that the Panelist has withdrawn from the matter. In the event that a Panelist withdraws, is incapacitated, or otherwise is unable to continue service after being appointed, the Chief

Hearing Officer may, in the exercise of discretion, determine whether to appoint a replacement Panelist. In the event that both Panelists withdraw, are incapacitated, or otherwise are unable to continue service after being appointed, the Chief Hearing Officer shall appoint two replacement Panelists.

(b) Disqualification: Motion of Party; Order of Chief Hearing Officer

(1) A Party may file a motion to disqualify a Panelist of a Hearing Panel or an Extended Hearing Panel. A motion shall be based upon a reasonable, good faith belief that a conflict of interest or bias exists or circumstances otherwise exist where the Panelist's fairness might reasonably be questioned, and shall be accompanied by an affidavit setting forth in detail the facts alleged to constitute grounds for disqualification, and the dates on which the Party learned of those facts.

(2) Such motions shall be filed not later than 15 days after the later of:

(A) when the Party learned of the facts believed to constitute the disqualification; or

(B) when the Party was notified of the appointment of the Panelist.

(3) The Chief Hearing Officer may order the disqualification of a Panelist of a Hearing Panel or an Extended Hearing Panel if the Chief Hearing Officer determines that a conflict of interest or bias exists or circumstances otherwise exist where the Panelist's fairness might reasonably be questioned, and shall state the facts constituting the grounds for disqualification.

(c) Disposition of Disqualification Motion: Challenge to Single Member of Hearing Panel

If a Party files a motion to disqualify a Panelist of a Hearing Panel or an Extended Hearing Panel, the Hearing Officer shall promptly investigate whether disqualification is required and shall issue a written ruling on the motion. In the event a Panelist is disqualified, the Chief Hearing Officer may, in the exercise of discretion, appoint a replacement Panelist.

(d) Disposition of Disqualification Motion: Challenge to Both Panelists of Hearing Panel or Extended Hearing Panel

If a Party files a motion to disqualify both Panelists of a Hearing Panel or an Extended Hearing Panel, the Hearing Officer shall promptly investigate whether disqualification is required and shall issue a written ruling on the motion. In the event one Panelist is disqualified, the Chief Hearing Officer may, in the exercise of discretion, appoint a replacement Panelist. In the event both Panelists are disqualified, the Chief Hearing Officer shall promptly appoint two persons as replacement Panelists.

(e) Disposition of Disqualification Motion: Challenge to Both Panelists of Hearing Panel or Extended Hearing Panel and Hearing Officer

If a Party files a motion to disqualify both Panelists of a Hearing Panel or an Extended Hearing Panel, and the Hearing Officer, the Chief Hearing Officer shall promptly investigate whether disqualification is required and shall issue a written ruling on the motion. In the event a Panelist is disqualified, the Chief Hearing Officer may, in the exercise of discretion, appoint a replacement Panelist. In the event both Panelists are disqualified, the Chief Hearing Officer shall promptly appoint two persons as replacement Panelists. In the event a Hearing Officer and a Panelist are disqualified, the Chief Hearing Officer shall promptly appoint a replacement Hearing Officer. In the event both Panelists and the Hearing Officer are disqualified, the Chief Hearing Officer shall promptly appoint a replacement Hearing Officer and two persons as replacement Panelists.

(f) Criteria for Replacement Panelist

If the Chief Hearing Officer appoints a replacement Panelist by operation of this LTSE Rule 9.234, the Chief Hearing Officer shall do so using the criteria set forth in LTSE Rule 9.232.

Rule 9.235. Hearing Officer Authority

(a) Hearing Officer Authority

The Hearing Officer shall be selected by the Chief Hearing Officer and shall have authority to do all things necessary and appropriate to discharge his or her duties. In addition to the powers exercised by all members of the Hearing Panel or, if applicable, the Extended Hearing Panel, the powers of the Hearing Officer include, but are not limited to:

(1) holding pre-hearing and other conferences and requiring the attendance at any such conference of at least one representative of each Party who has authority to negotiate the resolution of issues in controversy;

(2) regulating the course of the hearing;

(3) ordering the Parties to present oral arguments at any stage of the disciplinary proceeding;

(4) resolving any and all procedural and evidentiary matters, discovery requests, and other non-dispositive motions, subject to any limitations set forth elsewhere in the Code;

(5) reopening any hearing, upon notice to all Parties, prior to the issuance of the decision of the Hearing Panel or, if applicable, the Extended Hearing Panel;

(6) creating and maintaining the official record of the disciplinary proceeding; and

(7) drafting a decision that represents the views of the majority of the Hearing Panel or, if applicable, the Extended Hearing Panel.

(b) Authority in the Absence of Hearing Officer

If the Hearing Officer appointed to a case is temporarily unavailable or unable for any reason to discharge his or her duties in a particular proceeding under conditions not requiring the appointment of a replacement Hearing Officer, the Chief Hearing Officer or the Deputy Chief Hearing Officer in his or her discretion may exercise the necessary authority in the same manner as if he or she had been appointed Hearing Officer in the particular proceeding.

Rule Series 9.240. Pre-Hearing Conference and Submission

Rule 9.241. Pre-Hearing Conference

(a) Purposes

The purposes of a pre-hearing conference include, but are not limited to:

(1) expediting the disposition of the proceeding;

(2) establishing procedures to manage the proceeding efficiently; and

(3) improving the quality of the hearing through more thorough preparation.

(b) Procedure

On his or her own motion or at the request of a Party, the Hearing Officer may, in his or her discretion, order counsel or any Party to meet for a pre-hearing conference. Such conferences also may be held with one or more persons participating by telephone or other remote means.

(c) Subjects to be Discussed

At a pre-hearing conference, the Hearing Officer shall schedule an expedited proceeding as required by LTSE Rule 9.290, and may consider and take action with respect to any or all of the following:

(1) simplification and clarification of the issues;

(2) exchange of witness and exhibit lists and copies of exhibits;

(3) stipulations, admissions of fact, and stipulations concerning the contents, authenticity, or admissibility into evidence of documents;

(4) matters of which official notice may be taken;

(5) the schedule for exchanging pre-hearing motions or briefs, if any;

(6) the method of service and filing of papers by the Parties;

(7) determination of hearing dates;

(8) amendments to the complaint or answers thereto;

(9) production of documents as set forth in LTSE Rule 9.251;

(10) designation of relevant portions of transcripts from investigative testimony or other proceedings and the inclusion of an index for such testimony; and

(11) such other matters as may aid in the orderly and expeditious disposition of the proceeding.

(d) Scheduling

An initial pre-hearing conference, unless determined by the Hearing Officer to be unnecessary or premature, shall be held within 21 days after filing of an answer, or after the expiration of the second period provided for filing an answer as set forth in LTSE Rule 9.215(f). When a complaint names multiple Respondents, the 21-day period shall commence from the later of (i) the date on which the last timely answer was filed, or (ii) if one or more Respondents have failed to answer, from the expiration of the second period provided for filing an answer under LTSE Rule 9.215 (f).

(e) Pre-hearing Order

At or following the conclusion of any conference held pursuant to this LTSE Rule 9.241, the Hearing Officer shall enter a written ruling or order that recites any agreements reached and any procedural determinations made by the Hearing Officer.

(f) Failure to Appear: Default

The Hearing Officer may issue a default decision, pursuant to LTSE Rule 9.269, against a Party that fails to appear, in person or through counsel or a representative, at a pre-hearing conference of which the Party has due notice.

Rule 9.242. Pre-Hearing Submission

(a) Requirement to Furnish Information

Prior to a hearing before a Hearing Panel or, if applicable, an Extended Hearing Panel, the Hearing Officer, in the exercise of his or her discretion, may order a Party to furnish to all other Parties and the Hearing Panel or, if applicable, the Extended Hearing Panel, such information as deemed appropriate, including any or all of the following:

(1) an outline or narrative summary of a Party's case or defense;

(2) the legal theories upon which a Party shall rely;

(3) a list and copies of documents that a Party intends to introduce at the hearing;

(4) a list of witnesses who shall testify on a Party's behalf, including the witnesses' names, occupations, addresses, and a brief summary of their expected testimony; and

(5) if a witness shall be called to testify as an expert, a statement of the expert's qualifications, a listing of other proceedings in which the expert has given expert testimony, a list of the expert's publications, and copies of those publications that are not readily available to the other Parties and the Hearing Panel or, if applicable, the Extended Hearing Panel.

(b) Reserved

Rule Series 9.250. Discovery

Rule 9.251. Inspection and Copying of Documents in Possession of Staff

(a) Documents to be Available for Inspection and Copying

(1) Unless otherwise provided by this LTSE Rule, or by order of the Hearing Officer, the Department of Enforcement or the Department of Market Regulation shall make available for inspection and copying by any Respondent, Documents prepared or obtained by Interested Staff in connection with the investigation that led to the institution of proceedings. Such Documents include but are not limited to:

(A) requests for information issued pursuant to LTSE Rule 8.210;

(B) every other written request directed to persons not employed by LTSE to provide Documents or to be interviewed;

(C) the Documents provided in response to any such requests described in (A) and (B) above;

(D) all transcripts and transcript exhibits; and

(E) all other Documents obtained from persons not employed by LTSE.

(2) The Department of Enforcement or the Department of Market Regulation shall promptly inform the Hearing Officer and each other Party if, after the issuance of a complaint, requests for information under LTSE Rule 8.210 are issued under the same investigative file number under which the investigation leading to the institution of disciplinary proceedings was conducted. If Interested Staff receive Documents pursuant to a request for information under LTSE Rule 8.210 after Documents have been made available to a Respondent for inspection and copying as set forth in paragraph (a), and if such Documents are material and relevant to the disciplinary proceeding in which such Respondent is a Party, the additional Documents shall be made available to the Respondent not later than 14 days after the Interested Staff receives such Documents. If a hearing on the merits is scheduled to begin, Interested Staff shall make the additional Documents available to the Respondent not less than ten days before the hearing. If Interested Staff receives such Documents ten or fewer days before a hearing on the merits is scheduled to begin or after such hearing begins, Interested Staff shall make the additional Documents available immediately to the Respondent.

(3) Nothing in paragraph (a)(1) above shall limit the discretion of the Department of Enforcement or the Department of Market Regulation to make available any other Document or the authority of the Hearing Officer to order the production of any other Document.

(b) Withheld Documents

(1) The Department of Enforcement or the Department of Market Regulation may withhold a Document if:

(A) the Document is privileged or constitutes attorney work product;

(B) the Document is an examination or inspection report, an internal memorandum, or other note or writing prepared by a FINRA or LTSE employee that shall not be offered in evidence;

(C) the Document would disclose (i) an examination, investigatory or enforcement technique or guideline of FINRA or LTSE, a federal, state, or foreign regulatory authority, or a self-regulatory organization; (ii) the identity of a source, including a federal, state, or foreign regulatory authority or a self-regulatory organization that furnished information or was furnished information

on a confidential basis regarding an investigation, an examination, an enforcement proceeding, or any other type of civil or criminal enforcement action; or (iii) an examination, an investigation, an enforcement proceeding, or any other type of civil or criminal enforcement action under consideration by, or initiated by, LTSE, a federal, state, or foreign regulatory authority, or a self-regulatory organization; or

(D) the Hearing Officer grants leave to withhold a Document or category of Documents as not relevant to the subject matter of the proceeding, or for other good cause shown.

(2) The Department of Enforcement or the Department of Market Regulation shall withhold a Document if the Document is prohibited from disclosure by federal law.

(3) Nothing in paragraph (b)(1) above authorizes the Department of Enforcement or the Department of Market Regulation to withhold a Document, or a part thereof, that contains material exculpatory evidence.

(c) Withheld Document List

The Hearing Officer may require the Department of Enforcement or the Department of Market Regulation to submit to the Hearing Officer a list of Documents withheld pursuant to paragraph (b) or to submit to the Hearing Officer any Document withheld. Upon review, the Hearing Officer may order the Department of Enforcement or the Department of Market Regulation to make the list or any Document withheld available to the other Parties for inspection and copying unless federal law prohibits disclosure of the Document or its existence. A motion to require the Department of Enforcement or the Department of Market Regulation to produce a list of Documents withheld pursuant to paragraph (b) shall be based upon some reason to believe that a Document is being withheld in violation of the Code.

(d) Timing of Inspection and Copying

The Hearing Officer shall determine the schedule of production of documents pursuant to this LTSE Rule. Unless otherwise ordered by the Hearing Officer, the Department of Enforcement or the Department of Market Regulation shall commence making Documents available to a Respondent for inspection and copying pursuant to this LTSE Rule not later than 21 days after service of the Respondent's answer or, if there are multiple Respondents, not later than 21 days after the last timely answer is filed. If a Respondent in a multi-Respondent case fails to answer, the Department of Enforcement or the Department of Market Regulation shall make Documents available to all other Respondents not later than the later of:

(1) 21 days after the filing date of the last timely answer, or

(2) the expiration of the second period provided for filing an answer as set forth in LTSE Rule 9.215(f).

(e) Place and Time of Inspection and Copying

Documents subject to inspection and copying pursuant to this LTSE Rule 9.251 shall be made available to the Respondent for inspection and copying at the LTSE or FINRA office where they are ordinarily maintained, or at such other FINRA office as the Hearing Officer, in his or her discretion, shall designate, or as the Parties otherwise agree. A Respondent shall be given access to the Documents at LTSE's or FINRA's offices during normal business hours. A Respondent shall not be given custody of the Documents or be permitted to remove the Documents from LTSE's or FINRA's offices.

(f) Copying Costs

A Respondent may obtain a photocopy of all Documents made available for inspection. A Respondent shall be responsible for the cost of photocopying. Unless otherwise ordered, charges for copies made at the request of a Respondent shall be at a rate to be established by LTSE.

(g) Failure to Make Documents Available - Harmless Error

In the event that a Document required to be made available to a Respondent pursuant to this LTSE Rule 9.251 is not made available by the Department of Enforcement or the Department of Market Regulation, no rehearing or amended decision of a proceeding already heard or decided shall be required unless the Respondent establishes that the failure to make the Document available was not harmless error. The Hearing Officer, or, upon appeal or review, the LTSE Appeals Committee, shall determine whether the failure to make the document available was not harmless error, applying applicable LTSE, FINRA, SEC, and federal judicial precedent.

Rule 9.252. Requests for Information

(a) Content and Timing of Requests

A Respondent who requests that LTSE invoke LTSE Rule 8.210 to compel the production of Documents or testimony at the hearing shall do so in writing and serve copies on all Parties. Such request shall: be submitted to the Hearing Officer no later than 21 days before the scheduled hearing date; describe with specificity the Documents, the category or type of Documents, or the testimony sought; state why the Documents, the category or type of Documents, or the testimony are material; describe the requesting Party's previous efforts to obtain the Documents, the category or type of Documents, or the testimony

through other means; and state whether the custodian of each Document, or the custodian of the category or type of Documents, or each proposed witness is subject to LTSE's jurisdiction.

(b) Standards for Issuance

A request that LTSE compel the production of Documents or testimony shall be granted only upon a showing that: the information sought is relevant, material, and non-cumulative; the requesting Party has previously attempted in good faith to obtain the desired Documents and testimony through other means but has been unsuccessful in such efforts; and each of the persons from whom the Documents and testimony are sought is subject to LTSE's jurisdiction. In addition, the Hearing Officer shall consider whether the request is unreasonable, oppressive, excessive in scope, or unduly burdensome, and whether the request should be denied, limited, or modified.

(c) Limitations on Requests

If, after consideration of all the circumstances, the Hearing Officer determines that a request submitted pursuant to this LTSE Rule is unreasonable, oppressive, excessive in scope, or unduly burdensome, he or she shall deny the request, or grant it only upon such conditions as fairness requires. In making the foregoing determination, the Hearing Officer may inquire of the other Parties whether they shall stipulate to the facts sought to be proved by the Documents or testimony sought. If the Hearing Officer grants the request, the Hearing Officer shall order that requested Documents be produced to all Parties not less than ten days before the hearing, and order that witnesses whose testimony was requested appear and testify at the hearing. If the Hearing Officer grants the request ten or fewer days before a hearing on the merits is scheduled to begin or after such hearing begins, the Documents or testimony shall be produced immediately to all Parties.

Rule 9.253. Production of Witness Statements

(a) Availability

Notwithstanding the provisions of LTSE Rule 9.251(b),

(1) A Respondent in a disciplinary proceeding may file a motion requesting that the Department of Enforcement or the Department of Market Regulation produce for inspection and copying any statement of any person called or to be called as a witness by the Department of Enforcement or the Department of Market Regulation that pertains, or is expected to pertain, to his or her direct testimony and which is "a stenographic, mechanical, electrical, or other recording, or a transcription thereof, which is a substantially verbatim recital of an oral statement

made by said witness and recorded contemporaneously with the making of such oral statement," as that phrase is used in 18 U.S.C. § 3500(e)(2).

(2) A Respondent in a disciplinary proceeding may also file a motion requesting that the Department of Enforcement or the Department of Market Regulation produce for inspection and copying any contemporaneously written statement made by an Interested Staff member during a routine examination or inspection about the substance of oral statements made by a non-LTSE person when (a) either the Interested Staff member or non-LTSE person is called as a witness by the Department of Enforcement or the Department of Market Regulation, and (b) that portion of the statement for which production is sought directly relates to the Interested Staff member's testimony or the testimony of the non-LTSE witness.

(b) Failure to Produce - Harmless Error

In the event that a statement required to be made available for inspection and copying by a Respondent is not provided by the Department of Enforcement or the Department of Market Regulation, there shall be no rehearing of a proceeding already heard, or issuance of an amended decision in a proceeding already decided, unless the Respondent establishes that the failure to provide the statement was not harmless error. The Hearing Officer, or upon appeal or review, the LTSE Appeals Committee, shall determine whether the failure to provide any statement was not harmless error, applying applicable LTSE, FINRA, SEC, and federal judicial precedent.

Rule Series 9.260. Hearing and Decision

Rule 9.261. Evidence and Procedure in Hearing

(a) Submission of Documentary Evidence and List of Witnesses Before Hearing

No later than ten days before the hearing, or at such earlier date as may be specified by the Hearing Officer, each Party shall submit to all other Parties and to the Hearing Officer copies of documentary evidence and the names of the witnesses each Party intends to present at the hearing. The documentary evidence submitted by the Parties prior to the hearing pursuant to this paragraph shall not become part of the record, unless the Hearing Officer, Hearing Panel, or Extended Hearing Panel orders some or all of it included pursuant to LTSE Rule 9.267(a)(8). The Hearing Officer may order each Party to refrain from submitting its documentary evidence to the Hearing Officer.

(b) Party's Right to Be Heard

If a hearing is held, a Party shall be entitled to be heard in person, by counsel, or by the Party's representative.

(c) Request to Submit Additional Evidence

Notwithstanding paragraph (a), a Party, for good cause shown, may seek to submit any additional evidence at the hearing as the Hearing Officer, in his or her discretion, determines may be relevant and necessary for a complete record.

Rule 9.262. Testimony

A person who is subject to the jurisdiction of LTSE shall testify under oath or affirmation. The oath or affirmation shall be administered by a court reporter or a notary public.

Rule 9.263. Evidence: Admissibility

(a) Criteria for Receiving and Excluding Evidence

The Hearing Officer shall receive relevant evidence, and may exclude all evidence that is irrelevant, immaterial, unduly repetitious, or unduly prejudicial.

(b) Objections

Objections to the admission or exclusion of evidence shall be made on the record and shall succinctly state the grounds relied upon. Excluded material shall be deemed a supplemental document, which shall be attached to the record and retained under LTSE Rule 9.267.

Rule 9.264. Motion for Summary Disposition

(a) Pre-hearing

After a Respondent's answer has been filed and Documents have been made available to that Respondent for inspection and copying pursuant to LTSE Rule 9.251, the Respondent or the Department of Enforcement or the Department of Market Regulation, without leave of the Hearing Officer, may make a motion for summary disposition of any or all the causes of action in the complaint with respect to that Respondent, as well as any defense raised in a Respondent's answer. All pre-hearing motions for summary disposition and supporting papers shall be filed at least 21 days before the time set for the hearing, or at such earlier time as ordered by the Hearing Officer. Notwithstanding the provisions of LTSE Rule 9.146(d), any opposition or response to a pre-hearing motion for summary disposition shall be filed at least seven days before the time set for the hearing.

(b) After Commencement of Hearing on Merits

After a hearing on the merits has commenced, a Respondent or the Department of Enforcement or the Department of Market Regulation may make a motion for summary disposition of any or all of the causes of action in the complaint with respect to that

Respondent or defenses raised in that Respondent's answer only with leave of the Hearing Officer.

(c) Case Not Fully Adjudicated on Motion

If on motion under this LTSE Rule a decision is not rendered upon the whole case or for all the relief asked and a hearing is necessary, the Hearing Panel or, if applicable, the Extended Hearing Panel, at the hearing of the motion, by examining the pleadings and the evidence before it and by questioning counsel, shall, if practicable, ascertain what material facts exist without substantial controversy and what material facts are actually and in good faith controverted. It shall thereupon make an order specifying the facts that appear without substantial controversy, and directing such further proceedings in the action as are just. Upon the hearing of the action the facts so specified shall be deemed established, and the hearing shall be conducted accordingly.

(d) Form of Papers

A motion for summary disposition pursuant to paragraph (a) shall be accompanied by the following: a statement of undisputed facts; a supporting memorandum of points and authorities; and affidavits or declarations that set forth such facts as would be admissible at the hearing and show affirmatively that the affiant is competent to testify to the matters stated therein. A memorandum of points and authorities in support or opposition shall not exceed 35 pages.

(e) Rulings on Motion

The Hearing Officer may promptly deny or defer decisions on any motion for summary disposition; however, only the Hearing Panel or, if applicable, the Extended Hearing Panel, may grant a motion for summary disposition, except the Hearing Officer may grant motions for summary disposition with respect to questions of jurisdiction. The Hearing Panel or, if applicable, the Extended Hearing Panel, may grant the motion for summary disposition if there is no genuine issue with regard to any material fact and the Party that files the motion is entitled to summary disposition as a matter of law. If a Party files a motion under paragraph (a), the facts alleged in the pleadings of the Party against whom the motion is made shall be taken as true, except as modified by stipulations or admissions made by the non-moving Party, by uncontested affidavits or declarations, or by facts officially noticed pursuant to LTSE Rule 9.145. If a Party opposing a motion for summary disposition made under paragraph (a) cannot present, by affidavit prior to the hearing, facts essential to justify the Party's opposition to the motion, the Hearing Panel or, if applicable, the Extended Hearing Panel, may deny the motion for summary disposition or defer the decision on the motion.

Rule 9.265. Record of Hearing

(a) Recordation

A hearing shall be recorded by a court reporter and a transcript shall be prepared. Unless otherwise ordered by a Hearing Officer, a pre-hearing conference shall be recorded by a court reporter and a transcript shall be prepared.

(b) Availability of a Transcript

A transcript of a pre-hearing conference and a transcript of a hearing shall be available to a Party for purchase from the court reporter at prescribed rates. A witness may purchase from the court reporter a transcript of his or her own testimony.

(c) Transcript Correction

Prior to the filing of post-hearing briefs or proposed findings and conclusions, or within such earlier time as ordered by the Hearing Officer, a Party or witness may seek to correct his or her transcript. A proposed correction of the transcript shall be submitted to the Hearing Officer by affidavit. Upon notice to all Parties to the disciplinary proceeding, the Hearing Officer may order the correction to the transcript as requested or sua sponte.

Rule 9.266. Proposed Findings of Fact; Conclusions of Law; Post-Hearing Briefs

(a) Discretion of Hearing Officer to Require Proposed Findings of Fact, Conclusions of Law, and Post-Hearing Briefs

At the discretion of the Hearing Officer, the Parties may be ordered to file proposed findings of facts and conclusions of law, or post-hearing briefs, or both. The Hearing Officer may order that such proposed findings and conclusions be filed together with, or as part of, post-hearing briefs.

(b) Reference to Record Required

Proposed findings of fact or other statements of fact in briefs shall be supported by specific references to the record.

(c) Period for Filing

In any case in which the Hearing Officer ordered the filing of proposed findings or conclusions of law, or post-hearing briefs, the Hearing Officer shall, after consultation with the Parties, prescribe the period within which proposed findings and conclusions of law and post-hearing briefs are to be filed. Such period shall be reasonable under all the circumstances but the total period allowed for the filing of post-hearing submissions shall not exceed 60 days after the conclusion of the hearing unless the Hearing Officer, for

good cause shown, permits a different period and sets forth in an order the reasons why a longer period is necessary.

(d) Form, Length of Papers

Unless the Hearing Officer orders otherwise, each post-hearing submission shall not exceed 25 pages, exclusive of cover sheets, tables of contents, and tables of authorities.

Rule 9.267. Record; Supplemental Documents Attached to Record; Retention

(a) Contents of the Record; Retention

The record shall consist of:

(1) the complaint, answers, each notice of hearing, pre-hearing order, and any amendments thereto;

(2) each application, motion, submission, and other paper, and any amendments, motions, objections, and exceptions to or regarding them;

(3) each transcript of a pre-hearing conference and of a hearing, and each stipulation, transcript of testimony, Document, and other item admitted into evidence;

(4) each written communication accepted at the discretion of the Hearing Officer;

(5) with respect to a motion to disqualify a Hearing Officer under LTSE Rule 9.233 or a Panelist under LTSE Rule 9.234, each affidavit or transcript of testimony taken and the ruling made in connection with the request;

(6) all proposed findings and conclusions;

(7) each written ruling, order, and decision issued by the Chief Hearing Officer, Hearing Officer, Hearing Panel or, if applicable, Extended Hearing Panel; and

(8) any other Document or item accepted into the record by the Hearing Officer, the Hearing Panel or, if applicable, the Extended Hearing Panel.

(b) Supplemental Documents Attached To Record; Retention

(1) A supplemental Document attached to the record is any Document submitted to the Hearing Officer that did not become part of the record, including:

(A) a Document not admitted by the Hearing Officer, Hearing Panel or, if applicable, the Extended Hearing Panel;

(B) any matter stricken from any filing or stricken during an oral presentation, including any matter stricken from any filing or stricken during any oral presentation because the Adjudicator determined it was scandalous or impertinent as provided in LTSE Rule 9.136(e); and

(C) a list of Documents, if any, that a Respondent unsuccessfully sought by motion to inspect and copy under LTSE Rule 9.251(c).

(2) A supplemental Document attached to the record shall not constitute part of the record, but shall be retained until the date upon which LTSE's decision becomes final disciplinary action or, if applicable, upon the conclusion of any review by the SEC or the federal courts.

(c) Substitution of Copies

Parties may submit to the Hearing Officer for substitution a true copy of a Document in the record.

Rule 9.268. Decision of Hearing Panel or Extended Hearing Panel

(a) Majority Decision

Within 60 days after the final date allowed for filing proposed findings of fact, conclusions of law, and post-hearing briefs, or by a date established at the discretion of the Chief Hearing Officer, the Hearing Officer shall prepare a written decision that reflects the views of the Hearing Panel or, if applicable, the Extended Hearing Panel, as determined by majority vote.

(b) Contents of Decision

The decision shall include:

(1) a statement describing the investigative or other origin of the disciplinary proceeding, if not otherwise contained in the record;

(2) the specific statutory or rule provisions that were alleged to have been violated;

(3) a statement setting forth the findings of fact with respect to any act or practice the Respondent was alleged to have committed or omitted;

(4) the conclusions of the Hearing Panel, or Extended Hearing Panel, as to whether the Respondent violated any provision alleged in the complaint;

(5) a statement of the Hearing Panel, or the Extended Hearing Panel, in support of the disposition of the principal issues raised in the proceeding; and

(6) a statement describing any sanction imposed, the reasons therefor, and the date upon which such sanction shall become effective. Unless otherwise provided in the decision, the sanction(s) shall become effective pursuant to paragraph (f) of this LTSE Rule 9.268.

(c) Dissenting Opinion

Within 65 days after the final date allowed for filing proposed findings of fact and conclusions of law, and post-hearings briefs, or by a date established at the discretion of the Chief Hearing Officer, the Hearing Officer or any Panelist may prepare a written dissenting opinion.

(d) Service, Notice, and Dissemination Requirements

The Office of Hearing Officers shall promptly serve the decision of the Hearing Panel, or the Extended Hearing Panel, and any dissenting opinion on the Parties; publish notice of the decision and any dissenting opinion in the Central Registration Depository; and provide a copy of the decision and any dissenting opinion to each LTSE Member with which a Respondent is associated.

(e) Appeal or Review

If not timely appealed pursuant to LTSE Rule 9.311 or timely called for review pursuant to LTSE Rule 9.312, the majority decision shall constitute final disciplinary action of LTSE for purposes of Rule 19d-1(c)(1) of the Act.

(f) Effectiveness of Sanctions

Unless otherwise provided in the majority decision issued under paragraph (a) of this LTSE Rule 9.268:

(1) a sanction (other than a bar or an expulsion) specified in a decision constituting final disciplinary action of LTSE for purposes of Exchange Act Rule 19d-1(c)(1) shall become effective on a date to be determined by LTSE; and

(2) a bar or an expulsion specified in a decision shall become effective immediately upon the decision becoming the final disciplinary action of LTSE for purposes of Exchange Act Rule 19d-1(c)(1).

Rule 9.269. Default Decisions

(a) Issuance of Default Decisions

(1) The Hearing Officer may issue a default decision against a Respondent that fails to answer the complaint within the time afforded under LTSE Rule 9.215, or a Party that fails to appear at a pre-hearing conference held pursuant to LTSE Rule

9.241 of which the Party has due notice, or a Party that fails to appear any hearing that a Party is required to attend under LTSE Rule Series 9.200 of which the Party has due notice.

(2) If the defaulting Party is the Respondent, the Hearing Officer may deem the allegations against that Respondent admitted. If the Defaulting Party is the Department of Enforcement or the Department of Market Regulation, the Hearing Officer may issue a default decision ordering that the complaint be dismissed with prejudice.

(3) The Hearing Officer may order a Party that fails to appear at the pre-hearing conference or the hearing to pay the costs incurred by other Parties in connection with their appearance.

(b) Contents of Decision

The contents of a default decision shall conform to the requirements of LTSE Rule 9.268(b).

(c) Review of Default Decision

Party may, for good cause shown, file a motion to set aside a default, dismissal, and the imposition of costs. Upon a showing of good cause, the Hearing Officer that entered the original order shall decide the motion. If the Hearing Officer that issued the original order is not available, the Chief Hearing Officer shall appoint another Hearing Officer to decide the motion.

(d) Final Disciplinary Action of LTSE; Effectiveness of Sanctions

If a default decision is not appealed pursuant to LTSE Rule 9.311 or called for review pursuant to LTSE Rule 9.312 within 25 days after the date the Office of Hearing Officers serves it on the Parties, the default decision shall become the final disciplinary action of LTSE for purposes of Rule 19d-1(c)(1) of the Act. Unless otherwise provided in the default decision, the sanctions shall become effective on a date to be determined by LTSE staff, except that a bar or expulsion shall become effective immediately upon the default decision becoming the final disciplinary action of LTSE. The decision shall be served upon Respondent by courier, facsimile or other means reasonably likely to obtain prompt service when the sanction is a bar or an expulsion.

Rule 9.270. Settlement Procedure

(a) When Offer Allowed; No Stay of Proceeding

A Respondent who is notified that a proceeding has been instituted against him or her may propose in writing an offer of settlement at any time. If a Respondent proposes an

offer of settlement before the hearing on the merits has begun, the making of an offer of settlement shall not stay the proceeding, unless otherwise decided by the Hearing Officer. If a Respondent proposes an offer of settlement after the hearing on the merits has begun, the making of an offer of settlement shall not stay the proceeding, unless otherwise decided by the Hearing Panel or, if applicable, the Extended Hearing Panel.

(b) Settlement Offer Shall Conform to LTSE Rule

A Respondent who makes an offer of settlement shall do so in conformity with the provisions of this LTSE Rule 9.270, and shall not make such an offer of settlement frivolously or propose a sanction inconsistent with the seriousness of the violations to be found.

(c) Content and Signature Requirements

An offer of settlement shall be in writing and signed by the person making the offer, and, if the person is represented by counsel or a representative, signed also by the counsel or representative. The offer of settlement shall contain in reasonable detail:

(1) a statement describing the investigative or other origin of the disciplinary action;

(2) the specific statutory or rule provisions that the Member or associated person is alleged to have violated;

(3) a statement containing the acts or practices which the Member or associated person is alleged to have engaged in or omitted;

(4) a statement consenting to findings of fact and violations consistent with the statements contained in the offer of settlement required by paragraphs (c)(2) and (c)(3) above;

(5) a description of the proposed sanction and the effective date of any sanction(s) imposed; or a statement that the effective date of the sanction(s) will be a date to be determined by LTSE staff.

(d) Waiver

(1) If a Respondent submits an offer of settlement, by the submission such Respondent waives:

(A) any right of such Respondent to a hearing before a Hearing Panel or, if applicable, an Extended Hearing Panel, and any right of appeal to the LTSE Appeals Committee, the SEC, and the courts, or any right otherwise to challenge or contest the validity of the order issued, if the offer of settlement and order of acceptance are accepted;

(B) any right of such Respondent to claim bias or prejudgment of the Chief Hearing Officer, Hearing Officer, a Hearing Panel or, if applicable, an Extended Hearing Panel, a Panelist on a Hearing Panel, or, if applicable, an Extended Hearing Panel, the Chief Regulatory Officer, the LTSE Appeals Committee, or any member of the LTSE Appeals Committee, in connection with such person's or body's participation in discussions regarding the terms and conditions of the offer of settlement and the order of acceptance, or other consideration of the offer of settlement and order of acceptance, including acceptance, or rejection of such offer of settlement and order of acceptance; and

(C) any right of such Respondent to claim that a person or body violated the ex parte prohibitions of LTSE Rule 9.143 or the separation of functions prohibitions of LTSE Rule 9.144, in connection with such person's or body's participation in discussions regarding the terms and conditions of the offer of settlement and the order of acceptance, or other consideration of the offer of settlement and order of settlement, including acceptance or rejection of such offer of settlement and order of acceptance.

(2) If an offer of settlement and an order of acceptance are rejected, the Respondent shall be bound by the waivers made in this paragraph (d) for conduct by persons or bodies occurring during the period beginning from the date the offer of settlement was submitted and ending upon the rejection of the offer of settlement and order of acceptance.

(e) <u>Uncontested Offers of Settlement</u>

If a Respondent makes an offer of settlement and the Department of Enforcement or the Department of Market Regulation does not oppose it, the offer of settlement is uncontested. If an offer of settlement is determined to be uncontested by the Department of Enforcement or the Department of Market Regulation before a hearing on the merits has begun, the Department of Enforcement or the Department of Market Regulation shall transmit the uncontested offer of settlement and a proposed order of acceptance to the Office of Disciplinary Affairs with its recommendation. If an offer of settlement is determined to be uncontested by the Department of Enforcement or the Department of Market Regulation after a hearing on the merits has begun, the Department of Enforcement or the Department of Market Regulation shall transmit the offer of settlement and a proposed order of acceptance to the Hearing Panel or, if applicable, the Extended Hearing Panel for acceptance or rejection.

(1) A proposed order of acceptance shall make findings of fact, including a statement of the rule, regulation, or statutory provision violated, and impose sanctions consistent with the terms of the offer of settlement.

(2) Before an offer of settlement and an order of acceptance shall become effective, they shall be submitted to and accepted by the Office of Disciplinary Affairs, Hearing Panel, or if applicable, Extended Hearing Panel. The Office of Disciplinary Affairs, Hearing Panel, or if applicable, Extended Hearing Panel may or may not accept such offer of settlement and order of acceptance.

(3) If the offer of settlement and order of acceptance are accepted by the Office of Disciplinary Affairs, Hearing Panel, or if applicable, Extended Hearing Panel they shall be issued and become final.

(f) Contested Offers of Settlement

If a Respondent makes an offer of settlement and the Department of Enforcement or the Department of Market Regulation opposes it, the offer of settlement is contested. A contested offer of settlement shall be deemed rejected, shall not be transmitted to the Office of Hearing Officers, Office of Disciplinary Affairs, or Hearing Panel or Extended Hearing Panel, and shall not constitute a part of the record in any proceeding against the Respondent making the offer.

(g) Final Disciplinary Action of LTSE

The proceeding shall conclude as of the date the order of acceptance is issued. The order of acceptance shall constitute final disciplinary action of LTSE. The sanction shall take effect as set forth in the order.

(h) Uncontested Offer of Settlement Not Accepted

If an uncontested offer of settlement or an order of acceptance is not accepted by the Office of Disciplinary Affairs, the Hearing Panel or, if applicable, the Extended Hearing Panel, the Respondent shall be notified in writing and the offer of settlement and proposed order of acceptance shall be deemed withdrawn. An offer and proposed order of acceptance shall not constitute a part of the record in any proceeding against the Respondent making the offer.

(i) Disciplinary Proceeding With Multiple Respondents

When a disciplinary proceeding names multiple Respondents, settlement offers may be accepted or rejected as to any or all of the Respondents submitting offers. The proceedings shall thereafter be terminated as to those Respondents whose offers of settlement are accepted, but such Respondents may be required to participate in any

hearing conducted as to those Respondents that did not submit offers of settlement or whose offers of settlement were rejected.

(j) No Prejudice from Rejected Offer of Settlement

If an offer of settlement is rejected by the Office of Disciplinary Affairs, a Hearing Panel or, if applicable, an Extended Hearing Panel, the Respondent shall not be prejudiced by the offer, which may not be introduced into evidence in connection with the determination of the issues involved in the pending complaint or in any other proceeding.

Rule 9.280. Contemptuous Conduct

(a) Persons Subject to Sanctions

If a Party, attorney for a Party, or other person authorized to represent others by LTSE Rule 9.141, engages in conduct in violation of an order of a Hearing Officer, a Hearing Panel or, if applicable, an Extended Hearing Panel, or other contemptuous conduct during a proceeding, a Hearing Officer, Hearing Panel or, if applicable, an Extended Hearing Panel, may:

(1) subject the Party, attorney for a Party, or other person authorized to represent others by LTSE Rule 9.141, to the sanctions set forth in paragraph (b); and

(2) exclude an attorney for a Party, or other person authorized to represent others by LTSE Rule 9.141, under LTSE Rule 9.150.

(b) Sanctions Other Than Exclusion

A Hearing Officer, Hearing Panel or, if applicable, an Extended Hearing Panel, may make such orders as are just in regard to a Party, an attorney for a Party, or other person authorized to represent others by LTSE Rule 9.141.

(1) Such orders may include:

(A) an order providing that the matters on which the order is made or any other designated facts shall be taken to be established for the purposes of the disciplinary proceeding in accordance with the claim of the Party obtaining the order;

(B) an order providing that the disobedient Party may not support or oppose designated claims or defenses, or may not introduce designated matters in evidence;

(C) an order providing that pleadings or a specified part of the pleading shall be stricken, or an order providing that the proceeding shall be stayed until the Party subject to the order obeys it;

(D) in lieu of any of the foregoing orders or in addition thereto, an order providing that contemptuous conduct includes the failure to obey any order; and

(E) an order as provided in subparagraphs (A), (B), and (C) where a Party has failed to comply with an order to produce a person for examination, unless the Party failing to comply shows that such Party is unable to produce such person for examination.

(2) A Party that without substantial justification fails to disclose information required by LTSE Rules 9.240 and 9.250 or otherwise required by order of the Hearing Officer, Hearing Panel or, if applicable, the Extended Hearing Panel, shall not, unless such failure is harmless, be permitted to use as evidence at a hearing, in a motion or in any other filing of papers, or in oral argument, any witness or information not so disclosed. In addition to, or in lieu of this sanction, the Hearing Officer, Hearing Panel or, if applicable, the Extended Hearing Panel, on motion and after affording an opportunity to be heard, may impose other appropriate sanctions. These sanctions may include any of the sanctions provided for in paragraphs (b)(1)(A) through (C) above.

(c) <u>Review of Exclusions</u>

If an attorney for a Party, or other person authorized to represent others by LTSE Rule 9.141, is excluded from a disciplinary hearing or conference, or any portion thereof, such attorney or other person may seek review of the exclusion by filing a motion to vacate with the Chief Hearing Officer. Such motion to vacate shall be filed and served on all Parties within five days after service of the exclusion order. Any response shall be filed with the Chief Hearing Officer and served on all Parties within five days after the service of the motion to vacate. The Chief Hearing Officer shall consider such motion on an expedited basis and promptly issue a written order. The filing of a motion to vacate shall stay all aspects of the disciplinary proceeding until at least seven days after service of the order of the Chief Hearing Officer. The review proceedings shall be conducted on the basis of the written record without oral argument.

(d) <u>Adjournment</u>

The hearing, conferences, or other activities relating to the disciplinary proceeding shall be stayed pending the review by the Chief Hearing Officer of an exclusion order in paragraph (c). In the event that the Chief Hearing Officer upholds an exclusion of an attorney or other person authorized to represent others by LTSE Rule 9.141, the Hearing

Officer may, upon motion by a Party represented by an attorney or other person subject to an order of exclusion, grant an adjournment to allow the retention of new counsel or selection of a new representative. In determining whether to grant an adjournment or the length of an adjournment, the Hearing Officer shall consider whether there are other counsel or representatives of record on behalf of the Party, the availability of other counsel or other members of an excluded attorney's firm, or the availability of other representatives for the Party, and any other relevant factors.

Rule 9.290. Expedited Disciplinary Proceedings

For any disciplinary proceeding, the subject matter of which also is subject to a temporary cease and desist proceeding initiated pursuant to LTSE Rule 9.810 or a temporary cease and desist order, hearings shall be held and decisions shall be rendered at the earliest possible time. An expedited hearing schedule shall be determined at a pre-hearing conference held in accordance with LTSE Rule 9.241.

Rule Series 9.300. Review of Disciplinary Proceeding by LTSE Board; Application for SEC Review

Rule Series 9.310. Appeal To or Review By the LTSE Board

Rule 9.311. Appeal by Any Party; Cross -Appeal

(a) Time to File Notice of Appeal

A Respondent or the Department of Enforcement or the Department of Market Regulation may file a written notice of appeal with the Secretary of LTSE, which states the basis and reasons for such review within 25 days after service of a decision issued pursuant to LTSE Rules 9.268 or 9.269, except that a decision concerning an LTSE Member that is an affiliate may not be appealed to the Board.

(b) Effect

An appeal to the Board from a decision issued pursuant to LTSE Rules 9.268 or 9.269 shall be heard by the LTSE Appeals Committee of the Board, and shall operate as a stay of that decision until a decision is issued pursuant to LTSE Rule 9.349 or, in cases called for discretionary review by the Board, until a decision is issued pursuant to LTSE Rule 9.351. Any such appeal, however, will not stay a decision, or that part of a decision, that imposes a permanent cease and desist order.

(c) Notice of Appeal Content and Signature Requirements

A Party appealing pursuant to this LTSE Rule 9.311 shall file a written notice of appeal with the Office of Hearing Officers and serve the notice on the Parties. The notice of appeal shall be signed by the appealing Party, or his or her counsel or representative, and shall contain:

(1) the name of the disciplinary proceeding;

(2) the disciplinary proceeding docket number;

(3) the name of the Party on whose behalf the appeal is made;

(4) a statement on whether oral argument before the LTSE Appeals Committee is requested; and

(5) a brief statement of the findings, conclusions, or sanctions as to which exceptions are taken.

(d) Notice of Cross-Appeal

A Party who is served with a notice of appeal may file a written notice of cross-appeal and serve the notice of cross-appeal on the Parties. The notice of cross-appeal shall be filed within five days after service of the notice of appeal. The notice of cross-appeal shall be signed by the Party cross-appealing, or his or her counsel, and shall contain the information set forth in paragraphs (c)(1), (c)(2), (c)(4), and (c)(5), and the name of the Party on whose behalf the cross-appeal is made.

(e) Waiver of Issues Not Raised

The LTSE Appeals Committee may, in its discretion, deem waived any issue not raised in the notice of appeal or cross-appeal. The LTSE Appeal Committee or the General Counsel shall provide the Parties with notice of, and an opportunity to submit briefs on, any issue that shall be considered by the LTSE Appeals Committee if such issue was not previously set forth in the notice of appeal. Parties may submit motions to the LTSE Appeals Committee challenging requests for briefing made by the General Counsel under this LTSE Rule of issues that were not previously set forth in the notice of appeal.

(f) Withdrawal of Notice of Appeal or Cross-Appeal

A Party may withdraw a notice of appeal or a notice of cross-appeal filed by him or her at any time by filing a written notice of withdrawal of appeal or cross-appeal with the Office of Hearing Officers and serving notice thereof on the Parties. The notice of withdrawal of appeal or cross-appeal shall contain: the name of the disciplinary proceeding; the disciplinary proceeding docket number; and the name of the Party on whose behalf the notice of appeal or cross-appeal was filed previously. The notice of withdrawal of appeal

or cross-appeal shall be signed by the Party, or his or her counsel or representative. Upon the withdrawal of a notice of appeal, any outstanding cross-appeal shall be treated as an appeal unless it is withdrawn.

Rule 9.312. Review Proceeding Initiated by the LTSE Board

(a) Call for Review

(1) Rule 9.268 Decision

A decision issued pursuant to LTSE Rule 9.268 may be subject to a call for review by any member of the Board. A decision issued pursuant to LTSE Rule 9.268 shall be subject to a call for review within 45 days after the date of service of the decision. If called for review, such decision shall be reviewed by the LTSE Appeals Committee.

(2) Rule 9.269 Decision

A default decision issued pursuant to LTSE Rule 9.629 shall be subject to a call for review by the Chief Regulatory Officer, on his or her own motion within 25 days after the date of service of the decision. If called for review, such decision shall be reviewed by the LTSE Appeals Committee.

(b) Effect

Institution of review by a member of the Board on his or her own motion or the Chief Regulatory Officer, on his or her own motion, shall operate as a stay of a final decision issued pursuant to LTSE Rules 9.268 or 9.629 as to all Parties subject to the notice of review, until the LTSE Appeals Committee issues a decision pursuant to LTSE Rule 9.349, or, in cases called for discretionary review by the Board, until a decision is issued pursuant to LTSE Rule 9.351. Institution of any such review, however, will not stay a decision, or that part of a decision, that imposes a permanent cease and desist order.

(c) Requirements

(1) If a member of the Board, or, for a disciplinary proceeding decided under LTSE Rule 9.269, the Chief Regulatory Officer determines to call a case for review, a written notice of review shall be served promptly on each Party to the proceeding and filed with the Office of Hearing Officers. Such notice of review shall contain:

(A) the name of the disciplinary proceeding;

(B) the disciplinary proceeding docket number; and

(C) a brief statement of the findings, conclusions, or sanctions with respect to which the Board or the Chief Regulatory Officer determined that a call for review was necessary.

(2) The statement contained in the notice of review shall not limit the scope of the Board's authority under LTSE Rule 9.346 to review any issues raised in the record. The Board or the Chief Regulatory Officer shall provide the Parties with notice of, and an opportunity to submit briefs on, any issue that shall be considered by the LTSE Appeals Committee if such issue was not previously set forth in the notice of review. Parties may submit motions to the LTSE Appeals Committee requests for briefing made by the General Counsel under this LTSE Rule 9.312 of issues that were not previously set forth in the notice of appeal.

(d) Effect of Withdrawal of Notice of Appeal, Cross-Appeal

If the review of a disciplinary proceeding by the LTSE Appeals Committee is terminated before the LTSE Appeals Committee issues a decision on the merits because all appealing Parties file a notice of withdrawal of appeal and no Party previously filed a notice of cross-appeal, or all Parties who previously filed a notice of cross-appeal file a notice of withdrawal of cross-appeal:

(1) a member of the Board shall have the right to call for review a decision issued pursuant to LTSE Rule 9.268 in accordance with LTSE Rule 9.312(a)(1), except that the 45-day period during which a call for review may be made shall begin on the day LTSE receives the last filed notice of withdrawal of appeal or, if applicable, the last filed notice of withdrawal of cross-appeal; and,

(2) the Chief Regulatory Officer shall have the right to call for review a decision issued pursuant to LTSE Rule 9.269 in accordance with LTSE Rule 9.312(a)(2), except that the 25-day period during which a call for review may be made shall begin on the day LTSE receives the last filed notice of withdrawal of appeal or, if applicable, the last filed notice of withdrawal of cross-appeal.

Rule 9.313. Counsel to LTSE Board and Appeals Committee

(a) Authority

A Counsel to the Board and Appeals Committee shall have authority to take ministerial and administrative actions to further the efficient administration of a proceeding, including the authority to:

(1) direct the Office of Hearing Officers to complete and transmit a record of a disciplinary proceeding to the LTSE Appeals Committee in accordance with LTSE Rule 9.267;

(2) establish or amend a briefing schedule under LTSE Rule 9.347(b) but not shorten a briefing schedule except with the consent of the Parties;

(3) permit a brief or any other document required to be filed to vary from the requirements of LTSE Rule 9.130 as provided in LTSE Rule 9.347(a);

(4) establish the date, time, and location of an oral argument and provide for notice of the hearing under LTSE Rule 9.341;

(5) for other than a Party and counsel or a person acting in a representative capacity, determine who may attend a hearing;

(6) rule on a motion by a Party to request to lengthen or shorten a period of time prescribed by the Code for the filing of any papers, or request that a hearing be postponed or adjourned under LTSE Rule 9.322, except that a period may not be shortened and a hearing may not be postponed or adjourned without the consent of the Parties;

(7) create and maintain the official record of the disciplinary proceeding on appeal or review; and

(8) establish the number of copies of all papers that shall be filed with the Adjudicator under LTSE Rule 9.136.

(b) Review

A Party seeking the review of a decision of a Counsel to the Board or Appeals Committee may make a motion to the LTSE Appeals Committee.

Rule 9.321. Transmission of Record

Within 21 days after the filing of a notice of appeal or notice of review, or at such later time as the LTSE Appeals Committee may designate, the Office of Hearing Officers shall assemble and prepare an index to the record, transmit the record and the index to the LTSE Appeals Committee, and serve copies of the index upon all Parties. The Hearing Officer who participated in the disciplinary proceeding, or the Chief Hearing Officer, shall certify that the record transmitted to the LTSE Appeals Committee is complete.

Rule 9.322. Extensions of Time; Postponements; Adjournments

(a) Availability

At any time prior to the issuance of a decision pursuant to LTSE Rule 9.349, the LTSE Appeals Committee or Counsel to the LTSE Appeals Committee, for good cause shown,

may extend or shorten a period prescribed by the Code for the filing of any papers, except that Counsel to the LTSE Appeals Committee may shorten a period so prescribed only with the consent of the Parties. The LTSE Appeals Committee or Counsel to the LTSE Appeals Committee, for good cause shown, may postpone or adjourn a hearing consistent with paragraph (b), except that Counsel to the LTSE Appeals Committee may postpone or adjourn a hearing only with the consent of the Parties.

(b) Limitations on Postponements, Adjournments, and Changes in Location

Oral argument shall begin at the time and place ordered, unless the LTSE Appeals Committee or Counsel to the LTSE Appeals Committee, for good cause shown, postpones, adjourns, or changes the location of the oral argument, except that Counsel to the LTSE Appeals Committee may postpone or adjourn the oral argument only with the consent of the Parties. In considering a motion for the postponement or adjournment of an oral argument, the LTSE Appeals Committee or Counsel to the LTSE Appeals Committee shall consider, in addition to any other relevant factors:

(1) the length of time the disciplinary proceeding has been pending to date, and the timeliness of the request for a postponement, an adjournment, or an extension;

(2) the number of postponements, adjournments, or extensions already granted;

(3) the stage of the proceedings at the time of the request;

(4) the prejudice to the other Parties;

(5) the potential harm to the investing public if an extension of time, an adjournment, or a postponement is granted; and

(6) any other matter that justice may require.

Rule 9.331. Reserved

Rule 9.332. Disqualification and Recusal

(a) Recusal, Withdrawal of Member or Panelist

If at any time a member of the LTSE Appeals Committee or a Counsel to the LTSE Appeals Committee determines that the member or the Counsel to the LTSE Appeals Committee has a conflict of interest or bias or circumstances otherwise exist where the fairness of the member or the Counsel to the LTSE Appeals Committee might reasonably be questioned, the member or the Counsel to the LTSE Appeals Committee shall notify the Chair of the LTSE Appeals Committee who shall issue and serve on the Parties a notice stating that the member or the Counsel to the LTSE Appeals Committee has

withdrawn from the matter. In the event that a member of the LTSE Appeals Committee withdraws, is incapacitated, or is otherwise unable to continue service after assignment, the Chair of the Board shall appoint another member of the Board to serve on the LTSE Appeals Committee for the limited purpose of considering the issues raised in the disciplinary proceeding in which the withdrawal action was taken. In the event that a Counsel to the LTSE Appeals Committee withdraws, is incapacitated, or is otherwise unable to continue service after assignment, the General Counsel shall assign a replacement Counsel to the LTSE Appeals Committee.

(b) Motion for Disqualification

A Party may move for the disqualification of a member of the LTSE Appeals Committee or a Counsel to the LTSE Appeals Committee. All such motions shall be based upon a reasonable, good faith belief that a conflict of interest or bias exists or circumstances otherwise exist where the fairness of the member or the Counsel to the LTSE Appeals Committee might reasonably be questioned, and shall be accompanied by an affidavit setting forth in detail the facts alleged to constitute grounds for disqualification, and the dates on which the Party learned of those facts. Such motions shall be filed not later than 15 days after the later of:

(1) when the Party learned of the facts believed to constitute the disqualification; or

(2) when the Party was notified of the composition of the LTSE Appeals Committee or the assignment to the disciplinary proceeding of the Counsel to the LTSE Appeals Committee.

(c) Disposition of Disqualification Motions: Challenges to Single Member of LTSE Appeals Committee, or Counsel to the LTSE Appeals Committee

Motions for disqualification of a member of the LTSE Appeals Committee, or a Counsel to the LTSE Appeals Committee shall be decided by the Chair of the LTSE Appeals Committee (unless the member in question is the Chair in which case a majority of the other members of the LTSE Appeals Committee shall make the determination), who shall promptly determine whether disqualification is required and issue a written ruling on the motion. If a member of the LTSE Appeals Committee is disqualified, the Chair of the LTSE Appeals Committee (or a majority of the other members of the LTSE Appeals Committee if the Chair is disqualified) shall appoint another member of the Board to serve on the LTSE Appeals Committee for the limited purpose of considering the issues raised in the disciplinary proceeding in which the motion was made. If a Counsel is disqualified, the General Counsel shall assign a replacement Counsel to the LTSE Appeals Committee.

(d) Disposition of Disqualification Motions: Challenges to Multiple Members or Panelists

If a Party files a motion to disqualify more than one member of the LTSE Appeals Committee, the Chair of the LTSE Appeals Committee shall promptly determine whether disqualification is required, and shall issue a written ruling on the matter. In the event of such disqualification, the remaining members of the LTSE Appeals Committee shall consider the review or appeal of the disciplinary matter.

Rule Series 9.340. Proceedings

Rule 9.341. Oral Argument

(a) Request for Oral Argument

A Party may request oral argument before the LTSE Appeals Committee. Oral argument shall be requested in writing either in the Party's notice of appeal or cross-appeal or within fifteen (15) days after service of the LTSE Appeal Committee's notice of review. Subject to the limitations of LTSE Rules 9.342 and 9.344, oral argument shall be granted if timely requested. The right to oral argument set forth in this LTSE Rule is unaffected by a Party's waiver of, or failure to request, a hearing pursuant to LTSE Rule Series 9.200. The LTSE Appeals Committee may cancel in writing a previously scheduled oral argument for good cause shown due to abandonment or similar unreasonable availability.

(b) Discretion to Proceed With or Without Oral Argument

In the absence of a request for oral argument, the LTSE Appeals Committee, in its discretion, may order that a matter be set down for oral argument or may consider the matter on the basis of the record.

(c) Notice Regarding Oral Argument

If oral argument is held, a notice stating the date, time, and location of the oral argument shall be served on the Parties at least 21 days before the hearing. The Parties may agree in writing to waive the notice period or, in extraordinary circumstances, the LTSE Appeals Committee or Counsel to the LTSE Appeals Committee may provide for a shorter notice period, except that Counsel to the LTSE Appeals Committee may provide for a shorter notice period only with the consent of the Parties.

(d) Attendance Required

The Parties shall make oral arguments before the LTSE Appeals Committee. Unless otherwise agreed to by all of the Parties, all members of the LTSE Appeals Committee shall be present for the oral argument.

(e) Time Limits

Unless the LTSE Appeals Committee orders otherwise for good cause shown, each Party's oral argument shall be limited to a total of 30 minutes.

(f) Recordation; Transcript Correction

(1) Oral arguments shall be recorded by a court reporter and a transcript shall be prepared.

(2) A transcript of a hearing shall be available to a Party for purchase from the court reporter at prescribed rates. A witness may purchase a transcript of his or her own testimony from the court reporter.

(3) Prior to the filing of post-hearing briefs or within such earlier time as reasonably ordered by the LTSE Appeals Committee a Party or witness may seek to correct his or her transcript. A proposed correction of the transcript shall be submitted by affidavit to the LTSE Appeals Committee. Upon notice to all Parties to the disciplinary proceeding, the LTSE Appeals Committee may order the correction to the transcript as requested or sua sponte.

Rule 9.342. Failure to Appear at Oral Argument

A Party who requests oral argument but fails to appear after being duly notified shall be deemed to have waived any opportunity for oral argument provided under LTSE Rule Series 9.300. The LTSE Appeals Committee shall permit argument to go forward as to those Parties who appear. The LTSE Appeals Committee, in the exercise of its discretion, may consider the matter on the basis of the record without oral argument as to those Parties who failed to appear.

Rule 9.343. Disposition without Oral Argument

If an oral argument is not held, the matter shall be considered by the LTSE Appeals Committee, on the basis of the record, as defined in LTSE Rule 9.267, and supplemented by any written materials submitted to or issued by the LTSE Appeals Committee in connection with the appeal, cross-appeal, or call for review.

Rule 9.344. Failure to Participate Below; Abandonment of Appeal

(a) Failure to Participate Below

If an appealing Party did not participate in the disciplinary proceeding before a Hearing Officer, a Hearing Panel or, if applicable, an Extended Hearing Panel, and fails to show good cause for the failure to participate, the matter shall be considered by the LTSE Appeals Committee on the basis of the record and other documents, as provided in LTSE Rules 9.346 and 9.347. When good cause is shown, the LTSE Appeals Committee shall

remand the disciplinary proceeding with instructions. For purposes of this paragraph, failure to participate shall include failure to file an answer or otherwise respond to a complaint, or failure to appear at a scheduled hearing, but shall not include failure to request a hearing pursuant to LTSE Rule 9.221.

(b) Abandonment of Appeal

If an appealing Party fails to advise the LTSE Appeals Committee of the basis for seeking review or otherwise fails to provide information or submit a written brief in response to a request pursuant to LTSE Rules 9.346 and 9.347, the LTSE Appeals Committee may dismiss the appeal as abandoned, and the decision of the Hearing Officer, the Hearing Panel or, if applicable, the Extended Hearing Panel, shall become the final disciplinary action of LTSE. If a cross- appealing Party fails to advise the LTSE Appeals Committee of the basis for seeking review or otherwise fails to provide information or submit a written brief in response to a request pursuant to LTSE Rules 9.346 and 9.347, the LTSE Appeals Committee may dismiss the cross-appeal as abandoned. Upon a showing of good cause, the LTSE Appeals Committee may withdraw any dismissal entered pursuant to this LTSE Rule.

Rule 9.345. Reserved

Rule 9.346. Evidence in LTSE Appeals Committee Proceedings

(a) Scope of Review

Except as otherwise set forth in this paragraph, the LTSE Appeals Committee's review shall be limited to consideration of:

(1) the record, as defined in LTSE Rule 9.267, supplemented by briefs and other papers submitted to the LTSE Appeals Committee; and

(2) any oral argument permitted under this Code.

A Party may introduce additional evidence only with prior approval of the LTSE Appeals Committee, upon a showing that extraordinary circumstances exist under paragraph (b) below. If an appealing Party shows good cause for failure to participate in the disciplinary proceeding below, the LTSE Appeals Committee may hear evidence and consider the disciplinary proceeding pursuant to LTSE Rule 9.344(a).

(b) Leave to Introduce Additional Evidence

A Party may apply to the LTSE Appeals Committee for leave to introduce additional evidence by motion filed not later than 30 days after the Office of Hearing Officers transmits to the LTSE Appeals Committee and serves upon all Parties the index to the

record, pursuant to LTSE Rule 9.321. The motion shall describe each item of proposed new evidence, demonstrate that there was good cause for failing to introduce it below, demonstrate why the evidence is material to the proceeding, and be filed and served. The Party may attach the documentary evidence as an exhibit to the motion. By a motion filed in accordance with LTSE Rule 9.146, a Party may request an extension of the period during which a Party may file a motion for leave to introduce additional evidence. A Party shall demonstrate that there was good cause for failing to file the motion for leave to introduce additional evidence during the period prescribed.

(c) Motion In Opposition; Motion to Introduce Rebuttal Evidence

A Party may file an opposition to a motion, as provided in LTSE Rule 9.146(d), for leave to introduce new evidence, and may move for leave to introduce rebuttal evidence in response to the proposed new evidence. A Party who moves to introduce rebuttal evidence in response to the proposed new evidence of another Party shall describe each item of proposed rebuttal evidence and explain why the evidence is material to the proceeding, and shall file and serve such motion.

(d) Discretion Regarding Review of Additional Evidence

Upon consideration of any motion to introduce additional evidence and any opposition thereto, the LTSE Appeals Committee may permit the evidence to be introduced into the record on review, or may remand the disciplinary proceeding for further proceedings consistent with its ruling or for further fact finding.

(e) Requirements for Submitting Additional Documentary Evidence

A Party that is permitted to introduce additional documentary evidence before the LTSE Appeals Committee pursuant to paragraph (d) shall make copies of the evidence available to the LTSE Appeals Committee and to all Parties at such time as the LTSE Appeals Committee may specify.

(f) Additional Evidence

On its own motion, the LTSE Appeals Committee may order that the record be supplemented with such additional evidence as it may deem relevant. Among other things, the LTSE Appeals Committee may order a Respondent who asserts his or her inability to pay a monetary sanction to file a sworn financial statement and to keep such statement current as ordered by the LTSE Appeals Committee.

(g) Rules of Evidence Not Applicable

The formal rules of evidence as applied in judicial proceedings shall not apply.

(h) Testimony

A person who is subject to the jurisdiction of LTSE shall testify under oath or affirmation. The oath or affirmation shall be administered by a court reporter or a notary public.

Rule 9.347. Filing of Papers in LTSE Appeals Committee Proceedings

(a) Briefs; Reply Briefs; Requirements

Parties may file briefs in connection with proceedings governed by LTSE Rule Series 9.300. Briefs shall be confined to the particular matters at issue. An exception to findings, conclusions, or sanctions shall be supported by citation to the relevant portions of the record, including references to specific pages relied upon, and by concise argument, including citation of such statutes, decisions, and other authorities as may be relevant. If an exception relates to the admission or exclusion of evidence, the substance of the evidence admitted or excluded shall be set forth in the brief, an appendix thereto, or by citation to the record. Parties may file reply briefs. If a Party files a reply brief, such brief shall be limited to matters in reply. All briefs shall conform to the requirements of LTSE Rule Series 9.130, and, except with advance leave of the LTSE Appeals Committee, or Counsel to the LTSE Appeals Committee, exclusive of pages containing tables of contents or tables of authorities, a brief other than a reply brief shall not exceed 25 double-spaced pages, and a reply brief shall not exceed 12 double-spaced pages.

(b) Timely Filing of Briefs

Briefs shall be due upon dates established by the LTSE Appeals Committee, or Counsel to the LTSE Appeals Committee in a scheduling order. Unless the LTSE Appeals Committee, or Counsel to the LTSE Appeals Committee specifies otherwise, opening briefs shall be submitted not less than 21 days from the date of the scheduling order, and answering briefs shall be submitted 21 days thereafter. When reply briefs are submitted, such briefs shall be filed not later than ten days after service of the answering brief. Counsel to the LTSE Appeals Committee may not shorten a period previously established for the filing of briefs except with the consent of the Parties. The time periods listed in this provision are only applicable to the filing of opening briefs, answering briefs, and reply briefs.

Rule 9.348. Powers of the LTSE Appeals Committee on Review

In any appeal or review proceeding pursuant to LTSE Rule Series 9.300, the LTSE Appeals Committee may affirm, dismiss, modify, or reverse with respect to each finding, or remand the disciplinary proceeding with instructions. The LTSE Appeals Committee may affirm, modify, reverse, increase, or reduce any sanction, or impose any other fitting sanction.

Rule 9.349. LTSE Appeals Committee Formal Consideration; Decision

(a) Decision of LTSE Appeals Committee, Including Remand

In an appeal or review of a disciplinary proceeding governed by LTSE Rule Series 9.300 that is not withdrawn or dismissed prior to a decision on the merits, the LTSE Appeals Committee, after considering all matters presented in the appeal or review, may affirm, dismiss, modify or reverse the decision of the Hearing Panel or, if applicable, Extended Hearing Panel, with respect to each Respondent who has appealed or cross-appealed or is subject to a call for review. The LTSE Appeals Committee may affirm, modify, reverse, increase, or reduce any sanction, or impose any other fitting sanction. Alternatively, the LTSE Appeals Committee may remand the disciplinary proceeding with instructions. The LTSE Appeals Committee shall prepare a proposed written decision pursuant to paragraph (b) below.

(b) Contents of Decision

The decision shall include:

(1) a statement describing the investigative or other origin of the disciplinary proceeding, if not otherwise contained in the record;

(2) the specific statutory or rule provisions that were alleged to have been violated;

(3) a statement setting forth the findings of fact with respect to any act or practice the Respondent was alleged to have committed or omitted;

(4) the conclusions as to whether the Respondent violated any provision alleged in the complaint;

(5) a statement in support of the disposition of the principal issues raised in the proceeding; and

(6) a statement describing any sanction imposed, the reasons therefor, and, pursuant to LTSE Rule 9.360, the date upon which such sanction shall become effective.

(c) Issuance of Decision After Expiration of Call for Review Period

The LTSE Appeals Committee shall provide its proposed written decision to the Board. The Board may call the disciplinary proceeding for review pursuant to LTSE Rule 9.351. If the Board does not call the disciplinary proceeding for review, the proposed written decision of the LTSE Appeals Committee shall become final, and the LTSE Appeals Committee shall serve its written decision on the Parties and provide a copy to each member of LTSE with which a Respondent is associated. The decision shall constitute the

final disciplinary action of LTSE for purposes of Rule 19d- 1(c)(1) of the Act, unless the LTSE Appeals Committee remands the proceeding.

Rule Series 9350. Discretionary Review by LTSE Board

Rule 9.351. Discretionary Review by LTSE Board

(a) Call for Review by Director

A Director may call a disciplinary proceeding for review by the Board if the call for review is made within the period prescribed in paragraph (b) below.

(b) 15 Day Period; Waiver

(1) A Director shall make his or her call for review not later than the next meeting of the Board that is at least 15 days after the date on which the Board receives the proposed written decision of the LTSE Appeals Committee.

(2) Waiver

By a unanimous vote of the Board, the Board may shorten the period in subparagraph (1) to less than 15 days. By an affirmative vote of the majority of the Board then in office, the Board may, during the 15-day period in subparagraph (1), vote to extend the period in subparagraph (1) to more than 15 days.

(c) Review at Next Meeting

If a Director calls a disciplinary proceeding for review within the period prescribed in paragraph (b) above, the Board shall review the disciplinary proceeding not later than the next meeting of the Board. The Board may order the Parties (excluding any Respondent who did not appeal or cross-appeal, or as to whom the issues appealed or called for review do not apply) to file briefs in connection with the review proceedings pursuant to this LTSE Rule.

(d) Decision of LTSE Board, Including Remand

After review, the Board may affirm, modify, or reverse the proposed written decision of the LTSE Appeals Committee. The Board may affirm, modify, reverse, increase, or reduce any sanction, or impose any other fitting sanction. Alternatively, the Board may remand the disciplinary proceeding with instructions. The Board shall prepare a written decision that includes all of the elements described in LTSE Rule 9.349(b)(1) through (6).

(e) Issuance of Decision After Expiration of Call for Review Period

The Board shall issue and serve its written decision on the Parties and provide a copy to each Member of LTSE with which a Respondent is associated. The decision shall constitute the final disciplinary action of LTSE for purposes of Rule 19d-1(c)(1) of the Act, unless the Board remands the proceeding.

Rule 9.360. Effectiveness of Sanctions

Unless otherwise provided in the decision issued under LTSE Rule 9.349 or 9.351, a sanction (other than a bar, an expulsion, or a permanent cease and desist order) specified in a decision constituting final disciplinary action of LTSE for purposes of Rule 19d-1(c)(1) of the Act shall become effective on a date to be determined by LTSE staff (or the Hearing Panel, Extended Hearing Panel, or Office of Disciplinary Affairs in the case of a decision with respect to an affiliate of LTSE within the meaning of LTSE Rule 2.210). A bar, an expulsion, or a permanent cease and desist order shall become effective upon service of the decision constituting final disciplinary action of LTSE, unless otherwise specified therein. LTSE shall serve the decision on a Respondent by courier, facsimile or other means reasonably likely to obtain prompt service when the sanction is a bar, an expulsion, or a permanent cease and desist order.

Rule 9.370. Application to SEC for Review

(a) Appeal to SEC; Effect

A Respondent aggrieved by final disciplinary action pursuant to LTSE Rule Series 9.200 or 9.300 may apply for review by the SEC pursuant to Section 19(d)(2) of the Exchange Act. The filing with the SEC of an application for review by the SEC shall stay the effectiveness of any sanction, other than a bar or an expulsion, imposed in a decision constituting final disciplinary action of LTSE for purposes of Rule 19d-1(c)(1) of the Act.

(b) LTSE Notification to Member

LTSE, or FINRA on its behalf, shall promptly notify any LTSE Member with which a Respondent is associated if the Respondent files an application for review to the SEC.

Rule Series 9.500. Other Proceedings

LTSE Rule Series 9.500 provides the procedure for persons who are or are about to be aggrieved by adverse action, including, but not limited to, those persons who have been denied membership in the Exchange, barred from becoming associated with a Member, or prohibited or limited with respect to Exchange services pursuant to the LTSE Bylaws or the Rules of the Exchange (other than disciplinary action for which review is provided in the Rule 9.300 Series and other than an arbitration award, from which there is no Exchange review), to apply for an opportunity to be heard and to have the complained of action reviewed.

Rule Series 9.520. Eligibility Proceedings

Rule 9.521. Purpose and Definitions

(a) Purpose

LTSE Rule Series 9.520 sets forth procedures for a person to become or remain associated with a Member, notwithstanding the existence of a statutory disqualification as defined in Article I of the LTSE Bylaws and for a current Member or person associated with a Member to obtain relief from the eligibility or qualification requirements of the LTSE Bylaws and LTSE Rules. Such actions hereinafter are referred to as "eligibility proceedings."

(b) Definitions

(1) The term "Application" means FINRA's Form MC-400 for individuals or Form MC-400A for Members, filed with the Department of Registration and Disclosure ("RAD").

(2) The term "disqualified Member" means a broker, dealer, municipal securities broker or dealer, government securities broker or dealer, or Member that is or becomes subject to a disqualification or is otherwise ineligible for membership under Article X, Section 10.3 of the LTSE Bylaws.

(3) The term "disqualified person" means an associated person or person seeking to become an associated person who is or becomes subject to a disqualification or is otherwise ineligible for association under Article X, Section 10.3 of the LTSE Bylaws.

(4) The term "sponsoring Member" means the Member or applicant for membership pursuant to LTSE Rule 2.160 that is sponsoring the association or continued association of a disqualified person to be admitted, readmitted, or permitted to continue in association.

Rule 9.522. Initiation of Eligibility Proceeding by LTSE Staff; Member Regulation Consideration

(a) Initiation by FINRA

(1) Issuance of Notice of Disqualification or Ineligibility

If LTSE Regulation staff has reason to believe, or if FINRA staff advises LTSE that it has reason to believe, that a disqualification exists or that a Member or person associated with a Member, or applicant thereof, otherwise fails to meet the

eligibility requirements of LTSE, LTSE staff shall issue a written notice to the Member or applicant for membership under LTSE Rule 2.170(d). The notice shall specify the grounds for such disqualification or ineligibility. LTSE staff shall not issue such written notice to Members or applicants for membership under LTSE Rule 2.160(d) with respect to disqualifications arising solely from findings or orders specified in Section 15(b)(4)(D), (E), or (H) of the Exchange Act or arising under Section 3(a)(39)(E) of the Exchange Act, unless the Member or applicant for membership under LTSE Rule 2.160(d) is required to file an application pursuant to Supplementary Material .01 to this LTSE Rule 9.522.

(2) Notice Regarding a Member

A notice issued to a disqualified Member shall state that the disqualified Member may apply for relief by filing an application or, in the case of a matter set forth in LTSE Rule 9.522(e)(1), a written request for relief, within ten business days after service of the notice. If the Member fails to file the application or, where appropriate, the written request for relief, within the 10-day period, the membership of the Member shall be canceled, unless LTSE Regulation grants an extension for good cause shown.

(3) Notice Regarding an Associated Person

A notice issued regarding a disqualified person to a Member or applicant for membership under LTSE Rule 2.160(a)(3) shall state that such Member or applicant for membership may file an application on behalf of itself and such person or, in the case of a matter set forth in LTSE Rule 9.522(e)(1), a written request for relief, within ten business days after service of the notice. If the Member fails to file the application or, where appropriate, the written request for relief, within the 10-day period, the registration of the disqualified person shall be revoked, unless LTSE Regulation grants an extension for good cause shown.

(4) Service

A notice issued under this paragraph (a) shall be served by facsimile or pursuant to LTSE Rules 9.131 and 9.134.

(b) Obligation of Member to Initiate Proceeding

(1) A Member shall file an application or, in the case of a matter set forth in LTSE Rule 9.522(e)(1), a written request for relief, with RAD, if the Member determines prior to receiving a notice under paragraph (a) that:

(A) it has become a disqualified Member;

(B) a person associated with such Member or whose association is proposed by an applicant for membership under LTSE Rule 2.160(a)(3) has become a disqualified person; or

(C) the Member or applicant for membership under LTSE Rule 2.160(a)(3) wishes to sponsor the association of a person who is a disqualified person.

(2) For any disqualifications arising solely from findings or orders specified in Section 15(b)(4)(D), (E), or (H) of the Exchange Act or arising under Section 3(a)(39)(E) of the Exchange Act, a Member shall not file an application unless instructed to do so pursuant to Supplementary Material .01 to this LTSE Rule 9.522.

(c) <u>Withdrawal of Application</u>

A Member may withdraw its application or written request for relief prior to a hearing by filing a written notice with RAD pursuant to LTSE Rules 9.135, 9.136, and 9.137. A Member may withdraw its application after the start of a hearing but prior to the issuance of a decision by the LTSE Appeals Committee by filing a written notice with RAD and the Office of General Counsel pursuant to LTSE Rules 9.135, 9.136, and 9.137.

(d) <u>Ex Parte Communications</u>

The prohibitions against ex parte communications set forth in LTSE Rule 9.143 shall become effective under the LTSE Rule 9.520 when LTSE staff has initiated the eligibility proceeding and LTSE staff has knowledge that a Member intends to file an application or written request for relief pursuant to LTSE Rule 9.520.

(e) <u>Member Regulation Consideration</u>

(1) Matters that may be Approved by LTSE Regulation without the Filing of an Application

LTSE Regulation, as it deems consistent with the public interest and the protection of investors, is authorized to approve a written request for relief from the eligibility requirements by a disqualified Member or a sponsoring Member without the filing of an application by such disqualified Member or sponsoring Member if a disqualified Member or disqualified person is subject to one or more of the following conditions but is not otherwise subject to disqualification:

(A) a disqualified Member or disqualified person is subject to a disqualification based on an injunction that was entered ten or more years prior to the proposed admission or continuance by order, judgment, or decree of any court of competent jurisdiction from acting as an investment adviser, underwriter, broker, dealer, municipal securities dealer, government securities

broker, government securities dealer, transfer agent, foreign person performing a function substantially equivalent to any of the above, entity or person required to be registered under the Commodity Exchange Act, or any substantially equivalent foreign statute or regulation, or as an affiliated person or employee of any investment company, bank, insurance company, foreign entity substantially equivalent to any of the above, or entity or person required to be registered under the Commodity Exchange Act or any substantially equivalent foreign statute or regulation, or from engaging in or continuing any conduct or practice in connection with any such activity, or in connection with the purchase or sale of any security;

(B) a sponsoring Member makes a request to change the supervisor of a disqualified person; or

(C) a disqualified Member or sponsoring Member is a Member of both LTSE and another self-regulatory organization; and:

(i) the other self-regulatory organization intends to file a Notice under Exchange Act Rule 19h-1 approving the membership continuance of the disqualified Member or, in the case of a sponsoring Member, the proposed association or continued association of the disqualified person; and

(ii) LTSE Regulation concurs with that determination.

(2) Matters that may be Approved by LTSE Regulation after the Filing of an Application

LTSE Regulation, as it deems consistent with the public interest and the protection of investors, is authorized to approve an application filed by a disqualified Member or sponsoring Member if the disqualified Member or disqualified person is subject to one or more of the following conditions but is not otherwise subject to disqualification (other than a matter set forth in paragraph (e)(1)):

(A) The disqualified person is already a participant in, a Member of, or a person associated with a Member of, a self-regulatory organization (other than LTSE), and the terms and conditions of the proposed admission to LTSE are the same in all material respects as those imposed or not disapproved in connection with such person's prior admission or continuance pursuant to an order of the SEC under Exchange Act Rule 19h-1 or other substantially equivalent written communication;

(B) LTSE Regulation finds, after reasonable inquiry, that except for the identity of the employer concerned, the terms and conditions of the proposed admission or continuance are the same in all material respects as those imposed or not disapproved in connection with a prior admission or continuance of the disqualified person pursuant to an order of the SEC under Exchange Act Rule 19h-1 or other substantially equivalent written communication, and that there is no intervening conduct or other circumstance that would cause the employment to be inconsistent with the public interest or the protection of investors;

(C) The disqualification previously was a basis for the institution of an administrative proceeding pursuant to a provision of the federal securities laws, and was considered by the SEC in determining a sanction against such disqualified person in the proceeding, and the SEC concluded in such proceeding that it would not restrict or limit the future securities activities of such disqualified person in the capacity now proposed, or, if it imposed any such restrictions or limitations for a specified time period, such time period has elapsed;

(D) The disqualification consists of a court order or judgment of injunction or conviction, and such order or judgment:

(i) expressly includes a provision that, on the basis of such order or judgment, the SEC will not institute a proceeding against such person pursuant to Section 15(b) or 15B of the Exchange Act or that the future securities activities of such persons in the capacity now proposed will not be restricted or limited; or

(ii) includes such restrictions or limitations for a specified time period and such time period has elapsed;

(E) The disqualified person's functions are purely clerical and/ or ministerial in nature; or

(F) The disqualification arises from findings or orders specified in Section 15(b)(4)(D), (E), or (H) of the Exchange Act or arises under Section 3(a)(39)(E) of the Exchange Act.

(3) Rights of Disqualified Member, Sponsoring Member, Disqualified Person, and LTSE Regulation

(A) In the event LTSE Regulation does not approve a written request for relief from the eligibility requirements pursuant to paragraph (e)(1), the disqualified

Member or sponsoring Member may file an application, and such Member shall have the right to proceed under LTSE Rules 9.523 or 9.524, as applicable. LTSE Regulation may require a disqualified Member or sponsoring Member to file an application with RAD, notwithstanding the provisions of paragraph (e)(1).

(B) In the event LTSE Regulation does not approve an application pursuant to paragraph (e)(2), the disqualified Member or sponsoring Member shall have the right to proceed under LTSE Rules 9.523 or 9.524, as applicable.

**** * * * * Supplementary Material * * * ****

.01 Membership Application Requirements for Members and Persons Associated with a Member Who Are or Become Subject to a Statutory Disqualification.

This Supplementary Material describes when an LTSE Member or Person Associated with a Member who is or becomes subject to a Statutory Disqualification must file a membership application.

(a) Statutory Disqualifications Arising from Willful Violations or Failure to Supervise (Exchange Act Section 15(b)(4)(D) or (E). With respect to disqualifications arising solely from findings specified in Exchange Act Section 15(b)(4)(D) or (E) by the SEC, CFTC or an SRO as defined in the Uniform Forms (i.e., Form U4, Form U5 and Form BD), a member shall file an application with LTSE Regulation ("LTSE Regulation") if the sanction is still in effect and:

(1) the disqualified member or person is seeking admission or readmission to the securities industry; or

(2) the disqualified member or person is seeking to continue in membership or association with a member, unless

(A) such member or person was as of March 17, 2009, a member of, or an associated person of another SRO and was, as of March 17, 2009, subject to the disqualification, in which event the member shall file an application with LTSE Regulation only if there is a change in employer or if the member makes an application for the registration of the person as a principal pursuant to LTSE rules.*

(b) Statutory Disqualifications Arising from Sarbanes-Oxley Act (Exchange Act Section 15(b)(4)(H). With respect to disqualifications arising solely from orders specified in Exchange Act Section 15(b)(4)(H)(i) and (ii), a member shall file an application with LTSE Regulation if:

(1) the disqualified member or person is seeking admission or readmission to, or continuance in, the securities industry, unless:

*(A) such member or person is subject to a final order pursuant to Section 15(b)(4)(H)(ii)9**; and*

(B) the sanctions do not involve licensing or registration revocation or suspension (or analogous sanctions), and the sanctions are no longer in effect, in which event an application need not be filed; or

(C) the sanctions do involve licensing or registration revocation or suspension (or analogous sanctions), the sanctions are no longer in effect, and the order was entered ten (10) or more years ago, in which event an application need not be filed.

However, if the disqualified member or person was, as of March 17, 2009, a member of, or an associated person of a member of, another SRO* and was, as of March 17, 2009, subject to a final order as described in Section 15(b)(4)(H)(ii) and:

(2) the sanctions do not involve licensing or registration revocation or suspension (or analogous sanctions), and the sanctions are still in effect, the member shall file an application with LTSE Regulation only if there is a change in employer, or if the member makes an application for the registration of the person as a principal pursuant to LTSE rules; or

(3) the sanctions do involve licensing or registration revocation or suspension (or analogous sanctions), and the sanctions are no longer in effect, and the order was entered within the prior 10 years, the member shall file an application with LTSE Regulation only if there is a change in employer, or if the member makes an application for the registration of the person as a principal pursuant to LTSE rules.

Moreover, where such member or person was, as of March 17, 2009, a member of, or an associated person of a member of another SRO* and was, as of March 17, 2009, subject to a bar as described in Exchange Act Section 15(b)(4)(H)(i), and the bar is still in effect*** (and is not related to fraudulent, manipulative, or deceptive conduct), the member shall file an application with LTSE Regulation only if there is a change in employer or if the member makes an application for the registration of the person as a principal pursuant to LTSE rules.

(c) Statutory Disqualifications under Exchange Act Section 3(a)(39)(E) Certain Affiliated Relationships

With respect to disqualifications arising solely under Section 3(a)(39)(E) of the Exchange Act, a member shall file an application with LTSE Regulation if:

(1) the disqualified member or person is seeking admission or readmission to, or continuance in, the securities industry and the disqualified member or person is subject to a statutory disqualification under Exchange Act Section 3(a)(39)(E), solely because such member or person has associated with him any person who is known, or in the exercise of reasonable care should be known, to the disqualified member or person to be a person described by Exchange Act Section 3(a)(39)(A), (B), (C) or (D), and the associated person:

(A) controls such disqualified member or person, is a general partner or officer (or person occupying a similar status or performing similar functions) of such disqualified member, is an employee, who, on behalf of such disqualified member, is engaged in securities advertising, public relations, research, sales, trading, or training or supervision of other employees who engage or propose to engage in such activities, except clerical and ministerial persons engaged in such activities, or is an employee with access to funds, securities or books and records, or

(B) is a broker or dealer not registered with the SEC, or controls such (unregistered) broker or dealer, or is a general partner or officer (or person occupying a similar status or performing similar functions) of such broker or dealer.

However, the disqualified member or person seeking to continue in the securities industry is not required to file an application where such member or person was, as of March 17, 2009, a member of, or an associated person of a member of another SRO and was, as of March 17, 2009, subject to the disqualification.

** An associated person for purposes of LTSE Rule 9.522 would include a person that was associated with a member of another SRO within 45 days prior to March 17, 2009, provided that the person was associated with another member of another SRO within 45 days after March 17, 2009.*

*** This would include a finding of aiding and abetting a violation of such laws.*

**** A person would no longer be subject to a statutory disqualification when the time limitation of a bar or license revocation has expired, provided that: (1) application for reentry is not required or has been granted; (2) the bar or revocation has no continuing effect; and (3) the bar was not issued in connection with a final order based on violations of laws or regulations prohibiting fraudulent, manipulative or deceptive conduct, as described in Exchange Act Section 15(b)(4)(H)(ii). As an example, a person subject to a statutory disqualification based on a three-month bar (or three-year bar) that ends automatically and has no continuing effect would no longer be subject to a statutory disqualification at the end of the three months (or three years) under Exchange Act Section 15(b)(4)(H)(i), unless the bar was issued in connection with a final order based on violations of laws or regulations prohibiting fraudulent, manipulative or deceptive conduct, as described in Exchange Act Section 15(b)(4)(H)(ii).*

Rule 9.523. Acceptance of LTSE Regulation Recommendations and Supervisory Plans by Consent Pursuant to Exchange Act Rule 19h-1

(a) With respect to all disqualifications, except those arising solely from findings or orders specified in Section 15(b)(4)(D), (E) or (H) of the Exchange Act or arising under Section 3(a)(39)(E) of the Exchange Act, after an application is filed, LTSE Regulation may recommend the membership or continued membership of a disqualified Member or sponsoring Member or the association or continuing association of a disqualified person pursuant to a supervisory plan where the disqualified Member, sponsoring Member, and/or disqualified person, as the case may be, consent to the recommendation and the imposition of the supervisory plan. The disqualified Member, sponsoring Member, and/or disqualified person, as the case may be, shall execute a letter consenting to the imposition of the supervisory plan.

(1) If a disqualified Member, sponsoring Member, and/or disqualified person submitted an executed letter consenting to a supervisory plan, by the submission of such letter, the disqualified Member, sponsoring Member and/or disqualified person waive:

(A) the right to a hearing before a Hearing Panel and any right of appeal to the LTSE Appeals Committee, the SEC, and the courts, or otherwise challenge the validity of the supervisory plan, if the supervisory plan is accepted.

(B) any right of the disqualified Member, sponsoring Member, and/or disqualified person to claim bias or prejudgment by LTSE Regulation, the Chief Regulatory Officer, the LTSE Appeals Committee, or any Member of the LTSE Appeals Committee, in connection with such person's or body's participation in discussions regarding the terms and conditions of LTSE Regulation's recommendation or the supervisory plan, or other consideration of the recommendation or supervisory plan, including acceptance or rejection of such recommendation or supervisory plan; and

(C) any right of the disqualified Member, sponsoring Member, and/ or disqualified person to claim that a person violated the ex parte prohibitions of LTSE Rule 9.143 or the separation of functions prohibitions of LTSE Rule 9.144, in connection with such person's or body's participation in discussions regarding the terms and conditions of the recommendation or supervisory plan, or other consideration of the recommendation or supervisory plan, including acceptance or rejection of such recommendation or supervisory plan.

(2) If a recommendation or supervisory plan is rejected, the disqualified Member, sponsoring Member, and/or disqualified person shall be bound by the waivers made under paragraph (a)(1) for conduct by persons or bodies occurring during the period beginning on the date the supervisory plan was submitted and ending upon the rejection of the supervisory plan and shall have the right to proceed under this LTSE Rule and LTSE Rule 9.524, as applicable.

(3) If the disqualified Member, sponsoring Member, and/or disqualified person execute the letter consenting to the supervisory plan, it shall be submitted to the Office of General Counsel by LTSE Regulation with a proposed Notice under Exchange Act Rule 19h-1, where required. The Office of General Counsel shall forward the supervisory plan and proposed Notice under Exchange Act Rule 19h-1, if any, to the Chair of LTSE Appeals Committee, acting on behalf of the Board. The Chair of the LTSE Appeals Committee may accept or reject the recommendation of LTSE Regulation.

(4) If the recommendation and supervisory plan is accepted by the LTSE Appeals Committee, it shall be deemed final and, where required, the proposed Notice under Exchange Act Rule 19h-1 will be filed by LTSE. If the recommendation and supervisory plan are rejected by the LTSE Appeals Committee, LTSE may take any other appropriate action with respect to the disqualified Member, sponsoring

Member, and/or disqualified person. If the recommendation and supervisory plan are rejected, the disqualified Member, sponsoring Member, and/or disqualified person shall not be prejudiced by the execution of the letter consenting to the supervisory plan under this paragraph (a) and the letter may not be introduced into evidence in any proceeding.

(b) With respect to disqualifications arising solely from findings or orders specified in Section 15(b)(4)(D), (E) or (H) of the Exchange Act or arising under Section 3(a)(39)(E) of the Exchange Act, after an application is filed, in approving an application under LTSE Rule 9.522(e)(2)(F), LTSE Regulation is authorized to accept the Membership or continued Membership of a disqualified Member or sponsoring Member or the association or continuing association of a disqualified person pursuant to a supervisory plan where the disqualified Member, sponsoring Member, and/or disqualified persons, as the case may be, consent to the imposition of the supervisory plan. The disqualified Member, sponsoring Member, and/ or disqualified person, as the case may be, shall execute a letter consenting to the imposition of the supervisory plan. LTSE Regulation shall prepare a proposed Notice under Exchange Act Rule 19h-1, where required, and LTSE shall file such Notice.

(1) If a disqualified Member, sponsoring Member, and/ or disqualified person submitted an executed letter consenting to a supervisory plan, by the submission of such letter, the disqualified Member, sponsoring Member and/or disqualified person waive:

(A) the right to a hearing before a Hearing Panel and any right of appeal to the LTSE Appeals Committee, the SEC, and the courts, or otherwise challenge the validity of the supervisory plan, if the supervisory plan is accepted;

(B) any right of the disqualified Member, sponsoring Member, and/or disqualified person to claim bias or prejudgment by LTSE Regulation or the Chief Regulatory Officer in connection with such person's or body's participation in discussions regarding the terms and conditions of LTSE Regulation's recommended supervisory plan, or other consideration of the supervisory plan, including acceptance or rejection of such recommendation or supervisory plan; and

(C) any right of the disqualified Member, sponsoring Member, and/or disqualified person to claim that a person violated the ex parte prohibitions of LTSE Rule 9.143 or the separation of functions prohibitions of LTSE Rule 9.144, in connection with such person's or body's participation in discussions regarding the terms and conditions of the supervisory plan, or other consideration of the supervisory plan, including acceptance or rejection of such supervisory plan.

(2) If the supervisory plan is rejected, the disqualified Member, sponsoring Member, and/or disqualified person shall be bound by the waivers made under paragraph (b)(1) for conduct by persons or bodies occurring during the period beginning on the date the supervisory plan was submitted and ending upon the rejection of the supervisory plan and shall have the right to proceed under LTSE Rule 9.524.

Rule 9.524. LTSE Appeals Committee Consideration

(a) Hearing Panel Consideration

(1) Appointment of Hearing Panel

When the disqualified Member, sponsoring firm, or applicant requests a hearing, the Chief Hearing Officer shall appoint a Hearing Panel composed of two or more members of the hearing board. The Hearing Panel shall conduct a hearing and recommend a decision on the request for relief.

(2) Notice of Hearing

The disqualified Member or sponsoring Member, as the case may be, and LTSE Regulation shall be notified via mail, facsimile, or overnight courier of the location, time, and date of the hearing not less than fourteen business days before the hearing, unless the parties agree to shorten the time period.

(3) Transmission of Documents

(A) Upon receipt of an application, RAD shall gather all of the information necessary to process the application, including (i) RAD records for the disqualified Member, sponsoring Member, and/ or disqualified person, as the case may be, and the proposed supervisor; and (ii) all of the information submitted by the disqualified Member or sponsoring Member in support of the application. RAD will prepare an index of these documents, and simultaneously provide this index and copies of the documents to the disqualified Member or sponsoring Member, as the case may be, the Office of the General Counsel, and LTSE Regulation. Such documents shall be served on the disqualified Member or sponsoring Member, as the case may be, by mail, facsimile, or overnight courier as soon as practicable. LTSE Regulation, or FINRA on its behalf, shall serve its recommendation and its supporting documents on the Office of General Counsel and the disqualified Member or sponsoring Member, as the case may be, within ten business days of the hearing, unless the Parties agree otherwise. The disqualified Member or sponsoring Member, as the case may be, shall serve its documents on the Office of General Counsel and LTSE Regulation within ten business days of

the hearing, unless the Parties agree otherwise. The Office of General Counsel shall forward all documents transmitted to it pursuant to this paragraph (a)(3) to the Hearing Panel.

(B) Not less than ten business days before the hearing, LTSE Regulation, or FINRA on its behalf, which shall act as a Party in the eligibility proceeding, and the disqualified Member or sponsoring Member, as the case may be, shall serve proposed exhibit and witness lists on each other and the Office of General Counsel. The exhibit and witness lists shall be served by facsimile or overnight courier.

(C) At any time prior to the issuance of its recommendation, the Hearing Panel may order the Parties to supplement the record with any additional information that the Hearing Panel deems necessary.

(4) Rights of Disqualified Member, Sponsoring Member, Disqualified Person, and Department of Member Regulation

The disqualified Member, sponsoring Member, and/ or disqualified person, as the case may be, and, LTSE Regulation, or FINRA on its behalf, shall be entitled to be heard in person, to be represented by an attorney, and to submit any relevant evidence.

(5) Extensions of Time, Postponements, and Adjournments

At any time prior to the issuance of the decision of the Hearing Panel, after obtaining consent of all the Parties, the Hearing Panel may shorten any time limits prescribed by the Code for the filing of any papers and may postpone or adjourn any hearing. The Hearing Panel may extend any time limits prescribed by the Code for the filing of any papers.

(6) Recordation of Hearing

The hearing shall be recorded and a transcript prepared by a court reporter. The disqualified Member, sponsoring Member, and/or disqualified person, as the case may be, may purchase a copy of the transcript from the court reporter at prescribed rates. A witness may purchase a copy of the transcript of his or her own testimony from the court reporter at prescribed rates. Proposed corrections to the transcript may be submitted by affidavit to the Hearing Panel within a reasonable time determined by the Hearing Panel. Upon notice to the participants in the hearing, the Hearing Panel may order corrections to the transcript as requested or sua sponte.

(7) Record

The record shall consist of:

(A) the notice issued pursuant to LTSE Rule 9.522(a), if applicable;

(B) all documents relied upon in issuing the notice under LTSE Rule 9.522(a), if applicable;

(C) the application for relief filed pursuant to LTSE Rule 9.522(b);

(D) any other submissions by the disqualified Member, sponsoring Member, and/or disqualified person, as the case may be, and the Department of Member Regulation;

(E) any evidence considered at the hearing; and

(F) the transcript of the hearing and any corrections thereto.

(8) Custodian of the Record

The custodian of the record shall be the Office of General Counsel of LTSE.

(9) Evidence Not Admitted

Evidence that is proffered but not admitted during the hearing shall not be part of the record, but shall be retained by the custodian of the record until the date when LTSE's decision becomes final or, if applicable, upon the conclusion of any review by the SEC or the federal courts.

(10) Recommendation

On the basis of the record, the Hearing Panel shall present a recommended decision in writing on the request for relief to the LTSE Appeals Committee. Notwithstanding the foregoing, with respect to an LTSE member that is an affiliate of LTSE within the meaning of LTSE Rule 2.210, the Hearing Panel shall prepare a final decision meeting the requirements of LTSE Rule 9524(b)(2), which shall not be reviewed by the LTSE Appeals Committee, and may not be called for review by the LTSE Board pursuant to LTSE Rule 9.525.

(b) <u>Decision</u>

(1) Decision of the LTSE Appeals Committee

After considering the record and recommendation of the Hearing Panel, the public interest, and the protection of investors, the LTSE Appeals Committee may grant or deny the request for relief, and, if relief is granted, impose conditions on the disqualified member, sponsoring member, and/ or disqualified person, as the case may be. At any time prior to the issuance of its recommendation, the LTSE Appeals Committee may order the Parties to supplement the record with any additional information that the LTSE Appeals Committee deems necessary. Alternatively, the LTSE Appeals Committee may remand the eligibility proceeding. The LTSE Appeals Committee shall prepare a proposed written decision pursuant to subparagraph (b)(2).

(2) Contents of Decision

The decision shall include:

(A) a description of the origin of the eligibility proceeding and the nature of the disqualification;

(B) a description of the prospective business or employment requested to be engaged in; and

(C) a statement in support of the disposition of the request for relief, which, if granted, includes any of the applicable elements under Exchange Act Rule 19h-1(e) and a description of any conditions that are imposed on the disqualified Member, sponsoring Member, or disqualified person, as the case may be.

(3) Issuance of Decision After Expiration of Call for Review Period

The LTSE Appeals Committee shall provide its proposed written decision to the Board. The Board may call the eligibility proceeding for review pursuant to LTSE Rule 9.525. If the Board does not call the eligibility proceeding for review, the proposed written decision of the LTSE Appeals Committee shall become final, and the LTSE Appeals Committee shall serve its written decision on the disqualified Member, sponsoring Member, and/or disqualified person, as the case may be, and LTSE Regulation pursuant to LTSE Rules 9.132 and 9.134. The decision shall constitute final action of LTSE, unless the LTSE Appeals Committee remands the eligibility proceeding. A decision to deny re -entry or continued association shall be effective immediately. A decision to approve shall be effective after the SEC issues an acknowledgment letter or, in cases involving SEC ordered sanctions, an order.

Rule 9.525. Discretionary Review by the LTSE Board

(a) Call for Review by Director

A Director may call an eligibility proceeding for review by the Board if the call for review is made within the period prescribed in paragraph (b).

(b) 15 Day Period; Waiver

A Director shall make his or her call for review not later than the next meeting of the Board that is at least 15 days after the date on which the Board receives the proposed written decision of the LTSE Appeals Committee. By a unanimous vote of the Board, the Board may shorten the period to less than 15 days. By an affirmative vote of the majority of the Board then in office, the Board may, during the 15-day period, vote to extend the period to more than 15 days.

(c) Review at Next Meeting

If a Director calls an eligibility proceeding for review within the period prescribed in paragraph (b), the Board shall review the eligibility proceeding not later than the next meeting of the Board. The Board may order the filing of briefs in connection with its review proceedings pursuant to this LTSE Rule 9.525.

(d) Decision of LTSE Board, Including Remand

After review, the Board may affirm, modify, or reverse the proposed written decision of the LTSE Appeals Committee. Alternatively, the Board may remand the eligibility proceeding with instructions. The Board shall prepare a written decision that includes all of the elements described in LTSE Rule 9.524(b)(2).

(e) Issuance of Decision

The Board shall issue and serve its written decision on the disqualified Member, sponsoring Member, and/ or disqualified person, as the case may be, and the Department of Member Regulation pursuant to LTSE Rules 9.132 and 9.134. The decision shall constitute the final action of LTSE, unless the Board remands the proceeding. A decision to deny re-entry or continued association shall be effective immediately. A decision to approve shall be effective after the SEC issues an acknowledgment letter or, in cases involving SEC-ordered sanctions, an order.

Rule 9.526. Expedited Review

(a) Direction by Executive Committee

Notwithstanding LTSE Rules 9.524 and 9.525, the Board, upon request of the LTSE Appeals Committee, may conduct an expedited review of a recommended written decision

of the LTSE Appeals Committee if the LTSE Board Executive Committee determines that expedited review is necessary for the protection of investors.

(b) Call for Review Period

If a recommended decision is subject to expedited review, a Director may call the eligibility proceeding for review within seven days after receipt of the recommended written decision.

(c) No Call for Review

If no Director calls the proceeding for review within the time prescribed, the decision shall become final, and the LTSE Appeals Committee shall serve the decision on the disqualified Member, sponsoring Member, and/or disqualified person, as the case may be, and LTSE Regulation pursuant to LTSE Rules 9.132 and 9.134. The decision shall constitute final action of LTSE. The decision shall be effective upon approval by the SEC.

(d) Call for Review

If a Director calls the eligibility proceeding for review within the prescribed time, a review panel shall meet and conduct a review not later than 14 days after the call for review. The review panel shall be composed of the LTSE Board Executive Committee, except that the Director who calls the proceeding for review shall serve on the review panel in lieu of a Member of the Executive Committee who has the same classification (Industry or Public) as such Director. The review panel may affirm, modify, or reverse the recommended written decision of the LTSE Appeals Committee or remand the eligibility proceeding with instructions. The review panel shall prepare, issue, and serve its decision pursuant to LTSE Rule 9.525(d) and (e).

Rule 9.527. Application to SEC for Review

The right to have any action taken pursuant to this LTSE Rule Series reviewed by the SEC is governed by Section 19 of the Exchange Act. The filing of an application for review shall not stay the effectiveness of final action by LTSE, unless the SEC otherwise orders.

Rule Series 9.550. Expedited Proceedings

Rule 9.551. Reserved

Rule 9.552. Failure to Provide Information or Keep Information Current

(a) Notice of Suspension of Member, Person Associated with a Member or Person Subject to LTSE's Jurisdiction if Corrective Action is Not Taken

If a Member, person associated with a Member or person subject to LTSE's jurisdiction fails to provide any information, report, material, data, or testimony requested or required to be filed pursuant to the LTSE Bylaws or LTSE Rules, or fails to keep its membership application or supporting documents current, LTSE staff may provide written notice to such Member or person specifying the nature of the failure and stating that the failure to take corrective action within 21 days after service of the notice will result in suspension of membership or of association of the person with any Member.

(b) Service of Notice of Suspension

Except as provided below, LTSE staff shall serve the Member or person with such notice in accordance with LTSE Rule 9.134. A copy of a notice under this LTSE Rule that is served on a person associated with a Member also shall be served on such Member. When counsel for the Member or person, or other person authorized to represent others under LTSE Rule 9.141 agrees to accept service of such notice, then LTSE staff may serve notice on counsel or other person authorized to represent others under LTSE Rule 9.141 as specified in LTSE Rule 9.134.

(c) Contents of Notice

A notice issued under this LTSE Rule shall state the specific grounds and include the factual basis for the LTSE action. The notice shall state when the LTSE action will take effect and explain what the respondent must do to avoid such action. The notice shall state that the respondent may file a written request for a hearing with the Office of Hearing Officers pursuant to LTSE Rule 9.559. The notice also shall inform the respondent of the applicable deadline for filing a request for a hearing and shall state that a request for a hearing must set forth with specificity any and all defenses to the LTSE action. In addition, the notice shall explain that, pursuant to LTSE Rules 8.310(a) and 9.559(n), a Hearing Officer or, if applicable, Hearing Panel, may approve, modify or withdraw any and all sanctions or limitations imposed by the notice, and may impose any other fitting sanction.

(d) Effective Date of Suspension

The suspension referenced in a notice issued and served under this LTSE Rule shall become effective 21 days after service of the notice, unless stayed by a request for a hearing pursuant to LTSE Rule 9.559.

(e) Request for Hearing

A Member or person served with a notice under this LTSE Rule may file with the Office of Hearing Officers a written request for a hearing pursuant to LTSE Rule 9.559. A request for a hearing shall be made before the effective date of the notice, as indicated in paragraph (d) of this LTSE Rule. A request for a hearing must set forth with specificity any and all defenses to the LTSE action.

(f) Request for Termination of the Suspension

A Member or person subject to a suspension pursuant to this LTSE Rule may file a written request for termination of the suspension on the ground of full compliance with the notice or decision. Such request shall be filed with LTSE Regulation. The Chief Regulatory Officer, or delegate, may grant relief for good cause shown.

(g) Settlement Procedure

Uncontested offers of settlement shall be permitted under this LTSE Rule and shall conform to the requirements of LTSE Rule 9.270, except that, if an uncontested offer of settlement, made under LTSE Rule 9.270(e) after a hearing on the merits has begun, is accepted by the Hearing Officer, the Hearing Officer shall issue the order of acceptance, which shall constitute final LTSE action. Contested offers of settlement shall not be considered in proceedings initiated under this LTSE Rule.

(h) Defaults

A Member or person who is suspended under this LTSE Rule 9.552 and fails to request termination of the suspension within three (3) months of issuance of the original notice of suspension will automatically be expelled or barred.

Rule 9.553. Failure to Pay LTSE Dues, Fee and Other Charges

(a) Notice of Suspension, Cancellation or Bar

If a Member, person associated with a Member or person subject to LTSE's jurisdiction fails to pay any fees, dues, assessment or other charge required to be paid under the LTSE Bylaws or rules, or to submit a required report or information related to such payment, LTSE Regulation may issue a written notice to such Member or person stating that the failure to comply within 21 days of service of the notice will result in a suspension or cancellation of membership or a suspension or bar from associating with any Member.

(b) Service of Notice of Suspension, Cancellation or Bar

Except as provided below, LTSE Regulation shall serve the Member or person with such notice in accordance with LTSE Rule 9.134. A copy of a notice under this LTSE Rule that is served on a person associated with a Member also shall be served on such Member. When counsel for the Member or person, or other person authorized to represent others under LTSE Rule 9.141 agrees to accept service of such notice, then LTSE Regulation may serve notice on counsel or other person authorized to represent others under LTSE Rule 9.141 as specified in LTSE Rule 9.134.

(c) Contents of Notice

A notice issued under this LTSE Rule shall state the specific grounds and include the factual basis for the LTSE action. The notice shall state when the LTSE action will take effect and explain what the respondent must do to avoid such action. The notice shall state that the respondent may file a written request for a hearing with the Office of Hearing Officers pursuant to LTSE Rule 9.559. The notice also shall inform the respondent of the applicable deadline for filing a request for a hearing and shall state that a request for a hearing must set forth with specificity any and all defenses to the LTSE action. In addition, the notice shall explain that, pursuant to LTSE Rules 8.310(a) and 9.559(n), a Hearing Officer or, if applicable, Hearing Panel, may approve, modify or withdraw any and all sanctions or limitations imposed by the notice, and may impose any other fitting sanction.

(d) Effective Date of Suspension, Cancellation or Bar

The suspension, cancellation or bar referenced in a notice issued and served under this LTSE Rule shall become effective 21 days after service of the notice, unless stayed by a request for a hearing pursuant to LTSE Rule 9.559.

(e) Request for Hearing

A Member or person served with a notice under this LTSE Rule may file with the Office of Hearing Officers a written request for a hearing pursuant to LTSE Rule 9.559. A request for a hearing shall be made before the effective date of the notice, as indicated in paragraph (d) of this LTSE Rule. A request for a hearing must set forth with specificity any and all defenses to the LTSE action.

(f) Failure to Request Hearing

If a Member or person does not timely request a hearing, the suspension, cancellation or bar specified in the notice shall become effective 21 days after service of the notice and the notice shall constitute final LTSE action.

(g) Request for Termination of the Suspension

A Member or person subject to a suspension under this LTSE Rule may file a written request for termination of the suspension on the ground of full compliance with the notice or decision. Such request shall be filed with LTSE Regulation. The Chief Regulatory Officer, or delegate, may grant relief for good cause shown.

Rule 9.554. Failure to Comply with an Arbitration Award or Related Settlement or an Order of Restitution or Settlement Providing for Restitution

(a) Notice of Suspension or Cancellation

If a Member, person associated with a Member or person subject to LTSE's jurisdiction fails to comply with an arbitration award or a settlement agreement related to an

arbitration or mediation under Article X, Section 10.2 of the LTSE Bylaws or an LTSE order of restitution or LTSE settlement agreement providing for restitution, LTSE staff may provide written notice to such Member or person stating that the failure to comply within 21 days of service of the notice will result in a suspension or cancellation of membership or a suspension from associating with any Member. When a Member or associated person fails to comply with an arbitration award or a settlement agreement related to an arbitration or mediation under Article X, Section 10.2 of the LTSE Bylaws involving a customer, a claim of inability to pay is no defense.

(b) Service of Notice of Suspension or Cancellation

Except as provided below, LTSE Regulation shall serve the Member or person with such notice in accordance with LTSE Rule 9.134. A copy of a notice under this LTSE Rule that is served on a person associated with a Member also shall be served on such Member. When counsel for the Member or person, or other person authorized to represent others under LTSE Rule 9.141 agrees to accept service of such notice, then LTSE Regulation may serve notice on counsel or other person authorized to represent others under LTSE Rule 9.141 as specified in LTSE Rule 9.134.

(c) Contents of Notice

A notice issued under this LTSE Rule shall state the specific grounds and include the factual basis for the LTSE action. The notice shall state when the LTSE action will take effect and explain what the respondent must do to avoid such action. The notice shall state that the respondent may file a written request for a hearing with the Office of Hearing Officers pursuant to LTSE Rule 9.559. The notice also shall inform the respondent of the applicable deadline for filing a request for a hearing and shall state that a request for a hearing must set forth with specificity any and all defenses to the LTSE action. In addition, the notice shall explain that, pursuant to LTSE Rules 8.310(a) and 9.559(n), a Hearing Officer or, if applicable, Hearing Panel, may approve, modify or withdraw any and all sanctions or limitations imposed by the notice, and may impose any other fitting sanction.

(d) Effective Date of Suspension or Cancellation

The suspension or cancellation referenced in a notice issued and served under this LTSE Rule shall become effective 21 days after service of the notice, unless stayed by a request for a hearing pursuant to LTSE Rule 9.559.

(e) Request for Hearing

A Member or person served with a notice under this LTSE Rule may file with the Office of Hearing Officers a written request for a hearing pursuant to LTSE Rule 9.559. A request for a hearing shall be made before the effective date of the notice, as indicated in

paragraph (d) of this LTSE Rule. A request for a hearing must set forth with specificity any and all defenses to the LTSE action.

(f) Failure to Request Hearing

If a Member or person does not timely request a hearing, the suspension or cancellation specified in the notice shall become effective 21 days after the service of the notice and the notice shall constitute final LTSE action.

(g) Request for Termination of the Suspension

A Member or person subject to a suspension under this LTSE Rule may file a written request for termination of the suspension on the ground of full compliance with the notice or decision. Such request shall be filed with LTSE Regulation. The Chief Regulatory Officer, or delegate, may grant relief for good cause shown.

Rule 9.555. Failure to Meet the Eligibility or Qualification Standards or Prerequisites for Access to Services

(a) Notice to Member or Person of Suspension, Cancellation, Bar, or Limitation or Prohibition on Access to Services

(1) If a Member or an associated person does not meet the eligibility or qualification standards set forth in the LTSE Bylaws or LTSE Rules, LTSE Regulation may provide written notice to such Member or person stating that the failure to become eligible or qualified will result in a suspension or cancellation of membership or a suspension or bar from associating with any Member.

(2) If a Member, associated person, or other person does not meet the prerequisites for access to services offered by LTSE or a Member thereof or cannot be permitted to continue to have access to services offered by LTSE or a Member thereof with safety to investors, creditors, Members, or LTSE, LTSE Regulation may provide written notice to such Member or person limiting or prohibiting access to services offered by LTSE or a Member thereof.

(b) Service of Notice

Except as provided below, LTSE Regulation shall serve the Member or person with such notice in accordance with LTSE Rule 9.134. A copy of a notice under this LTSE Rule that is served on a person associated with a Member also shall be served on such Member. When counsel for the Member or person, or other person authorized to represent others under LTSE Rule 9.141 agrees to accept service of such notice, then LTSE Regulation may serve notice on counsel or other person authorized to represent others under LTSE Rule 9.141 as specified in LTSE Rule 9.134.

(c) Contents of Notice

A notice issued under this LTSE Rule shall state the specific grounds and include the factual basis for the LTSE action. The notice shall state when the LTSE action will take effect and explain what the respondent must do to avoid such action. The notice shall state that the respondent may file a written request for a hearing with the Office of Hearing Officers pursuant to LTSE Rule 9.559. The notice also shall inform the respondent of the applicable deadline for filing a request for a hearing and shall state that a request for a hearing must set forth with specificity any and all defenses to the LTSE action. In addition, the notice shall explain that, pursuant to LTSE Rules 8.310(a) and 9.559(n), a Hearing Officer or, if applicable, Hearing Panel, may approve, modify or withdraw any and all sanctions or limitations imposed by the notice, and may impose any other fitting sanction.

(d) Effective Date of Limitation, Prohibition, Suspension, Cancellation or Bar

The limitation, prohibition, suspension, cancellation or bar referenced in a notice issued under this LTSE Rule shall become effective 14 days after service of the notice, except that the effective date for a notice of a limitation or prohibition on access to services offered by LTSE or a Member thereof with respect to services to which the Member or person does not have access shall be upon service of the notice. A request for a hearing, pursuant to LTSE Rule 9.559, shall stay the effectiveness of the notice, except that the effectiveness of a notice of a limitation or prohibition on access to services offered by LTSE or a Member thereof with respect to services to which the Member or person does not have access shall not be stayed by a request for a hearing.

(e) Request for Hearing

A Member or person served with a notice under this LTSE Rule may file with the Office of Hearing Officers a written request for a hearing pursuant to LTSE Rule 9.559. A request for a hearing shall be made within 14 days after service of the notice. A request for a hearing must set forth with specificity any and all defenses to the LTSE action.

(f) Failure to Request Hearing

If a Member or person does not timely request a hearing, the limitation, prohibition, suspension, cancellation or bar specified in the notice shall become effective 14 days after service of the notice, except that the effective date for a notice of a limitation or prohibition on access to services offered by LTSE or a Member thereof with respect to services to which the Member or person does not have access shall be upon service of the notice. The notice shall constitute final LTSE action if the Member or person does not request a hearing within 14 days after service of the notice.

(g) Request for Termination of the Limitation, Prohibition or Suspension

A Member or person subject to a limitation, prohibition or suspension under this LTSE Rule may file a written request for termination of the limitation, prohibition or suspension on the ground of full compliance with the notice or decision. Such request shall be filed with LTSE Regulation. The Chief Regulatory Officer, or delegate, may grant relief for good cause shown.

Rule 9.556. Failure to Comply with Temporary and Permanent Cease and Desist Orders

(a) Notice of Suspension, Cancellation or Bar

If a Member, person associated with a Member or person subject to LTSE's jurisdiction fails to comply with a temporary or permanent cease and desist order issued under LTSE Rule Series 9.200, 9.300, or 9.800, LTSE staff, after receiving written authorization from LTSE's Chief Regulatory Officer or such other senior officer as the Chief Regulatory Officer may designate, may issue a notice to such Member or person stating that the failure to comply with the temporary or permanent cease and desist order within seven days of service of the notice will result in a suspension or cancellation of Membership or a suspension or bar from associating with any Member.

(b) Service of Notice

LTSE Regulation shall serve the Member or person subject to a notice issued under this LTSE Rule (or upon counsel representing the Member or person, or other person authorized to represent others under LTSE Rule 9.141, when counsel or other person authorized to represent others under LTSE Rule 9.141 agrees to accept service for the Member or person) by facsimile, overnight courier or personal delivery. Papers served on a Member, person or counsel for such Member or person, or other person authorized to represent others under LTSE Rule 9.141 by overnight courier or personal delivery shall conform to paragraphs (a)(1) and (3) and, with respect to a Member or person, (b)(1) and (2) of LTSE Rule 9.134. Papers served on a Member by facsimile shall be sent to the facsimile number listed in the Member's contact questionnaire submitted to LTSE pursuant to Article III, Section 3.4 of the LTSE Bylaws, except that, if LTSE Regulation has actual knowledge that an entity's contact questionnaire facsimile number is out of date, duplicate copies shall be sent to the entity by overnight courier or personal delivery in conformity with paragraphs (a)(1) and (3) and (b)(2) of LTSE Rule 9.134. Papers served on a person by facsimile shall be sent to the person's last known facsimile number and shall also be served by either overnight courier or personal delivery in conformity with paragraphs (a)(1) and (3) and (b)(1) of LTSE Rule 9.134. Papers served on counsel for a Member or person, or other person authorized to represent others under LTSE Rule 9.141 by facsimile shall be sent to the facsimile number that counsel or other person authorized to represent others under LTSE Rule 9.141 provides and shall also be served by either overnight courier or personal delivery in conformity with paragraphs (a)(1) and (3) of LTSE

Rule 9.134. A copy of a notice under this LTSE Rule that is served on a person associated with a Member also shall be served on such Member. Service is complete upon sending the notice by facsimile, mailing the notice by overnight courier or delivering it in person, except that, where duplicate service is required, service is complete upon sending the duplicate service.

(c) Contents of Notice

The notice shall explicitly identify the provision of the permanent or temporary cease and desist order that is alleged to have been violated and shall contain a statement of facts specifying the alleged violation. The notice shall state when the LTSE action will take effect and explain what the respondent must do to avoid such action. The notice shall state that the respondent may file a written request for a hearing with the Office of Hearing Officers pursuant to LTSE Rule 9.559. The notice also shall inform the respondent of the applicable deadline for filing a request for a hearing and shall state that a request for a hearing must set forth with specificity any and all defenses to the LTSE action. In addition, the notice shall explain that, pursuant to LTSE Rules 8.310(a) and 9.559(n), a Hearing Officer or, if applicable, Hearing Panel, may approve, modify or withdraw any and all sanctions or limitations imposed by the notice, and may impose any other fitting sanction.

(d) Effective Date of Suspension, Cancellation or Bar

The suspension, cancellation or bar referenced in a notice issued and served under this LTSE Rule shall become effective seven days after service of the notice, unless stayed by a request for a hearing pursuant to LTSE Rule 9.559.

(e) Request for a Hearing

A Member served with a notice under this LTSE Rule may file with the Office of Hearing Officers a written request for a hearing pursuant to LTSE Rule 9.559. A request for a hearing shall be made before the effective date of the notice, as indicated in paragraph (d) of this LTSE Rule. A request for a hearing must set forth with specificity any and all defenses to the LTSE action.

(f) Failure to Request Hearing

If a Member or person does not timely request a hearing, the suspension, cancellation or bar specified in the notice shall become effective seven days after the service of the notice and the notice shall constitute final LTSE action.

(g) Request for Termination of the Suspension

A Member or person subject to a suspension under this LTSE Rule may file a written request for termination of the suspension on the ground of full compliance with the notice

or decision. Such request shall be filed with LTSE Regulation. The Chief Regulatory Officer, or delegate, may grant relief for good cause shown.

Rule 9.557. Procedures for Regulating Activities Under LTSE Rules 4.110 and 4.120 Regarding a Member Experiencing Financial or Operational Difficulties

(a) Notice from Members Regarding Financial Responsibility Requirements; Notice of Requirements and/ or Restrictions; LTSE Action

A Member which fails or is unable to perform any of its contracts, or is insolvent or is unable to meet the financial responsibility requirements of the Exchange, shall immediately inform LTSE Regulation in writing of such fact. LTSE Regulation may issue a notice directing a Member to comply with the provisions of LTSE Rules 4.110 or 4.120 or restrict its business activities, either by limiting or ceasing to conduct those activities consistent with LTSE Rules 4.110 or 4.120, if LTSE Regulation has reason to believe that a condition specified in LTSE Rules 4.110 or 4.120 exists. A notice served under this LTSE Rule shall constitute LTSE action.

(b) Service of Notice

LTSE Regulation shall serve the Member subject to a notice issued under this LTSE Rule by facsimile, overnight courier, or personal delivery. Papers served on a Member by overnight courier or personal delivery shall conform to paragraphs (a)(1) and (3) and (b)(2) of LTSE Rule 9.134. Papers served on a Member by facsimile shall be sent to the facsimile number listed in the Member's contact questionnaire submitted to LTSE pursuant to Article III, Section 3.4 of the LTSE Bylaws, except that, if LTSE staff has actual knowledge that an entity's contact questionnaire facsimile number is out of date, duplicate copies shall be sent to the entity by overnight courier or personal delivery in conformity with paragraphs (a)(1) and (3) and (b)(2) of LTSE Rule 9.134. Service is complete upon sending the notice by facsimile, mailing the notice by overnight courier or delivering it in person, except that, where duplicate service is required, service is complete upon sending the duplicate service.

(c) Contents of Notice

A notice issued under this LTSE Rule shall:

(1) state the specific grounds and include the factual basis for the LTSE action;

(2) specify the date of the notice and the requirements and/or restrictions being imposed by the notice;

(3) state that the requirements and/ or restrictions imposed by the notice are immediately effective;

(4) specify the conditions for complying with and, where applicable, avoiding or terminating the requirements and/ or restrictions imposed by the notice;

(5) inform the Member that, pursuant to paragraph (f) of this LTSE Rule 9.557, the failure to comply with the requirements and/ or restrictions imposed by an effective notice under this LTSE Rule shall be deemed, without further notice from LTSE staff, to result in automatic and immediate suspension unless LTSE staff issues a letter of withdrawal of all requirements and/ or restrictions imposed by the notice pursuant to paragraph (g)(2) of this LTSE Rule 9.557;

(6) explain that the Member may make a request for a letter of withdrawal of the notice pursuant to paragraph (e) of this LTSE Rule;

(7) state that, in addition to making a request for a letter of withdrawal of the notice, the Member may file a written request for a hearing with the Office of Hearing Officers pursuant to LTSE Rule 9.559;

(8) inform the Member of the applicable deadline for filing a request for a hearing and state that a request for a hearing must set forth with specificity any and all defenses to the LTSE action; and

(9) explain that, pursuant to LTSE Rule 9.559(n), a Hearing Panel may approve or withdraw the requirements and/ or restrictions imposed by the notice, and that if the Hearing Panel approves the requirements and/ or restrictions imposed by the notice and finds that the Member has not complied with all of them, the Hearing Panel shall impose an immediate suspension on the Member.

(d) Effectiveness of the Requirements and/ or Restrictions

The requirements and/or restrictions imposed by a notice issued and served under this LTSE Rule are immediately effective, except that a timely request for a hearing shall stay the effective date for ten business days after service of the notice or until the Office of Hearing Officers issues a written order under LTSE Rule 9.559(o)(4)(A) (whichever period is less), unless LTSE's Chief Regulatory Officer (or such other senior officer as the Chief Regulatory Officer may designate) determines that such a stay cannot be permitted with safety to investors, creditors or other Members. Such a determination by LTSE's Chief Regulatory Officer (or such other senior officer as the Chief Regulatory Officer may designate) cannot be appealed. An extension of the stay period is not permitted. Where a timely request for a hearing stays the action for ten business days after service of the notice or until the Office of Hearing Officers issues a written order under LTSE Rule 9.559(o)(4)(A) (whichever period is less), the notice shall not be deemed to have taken effect during that entire period. Any requirements and/or restrictions imposed by an

effective notice shall remain in effect unless LTSE staff shall remove or reduce the requirements and/or restrictions pursuant to a letter of withdrawal of the notice issued as set forth in paragraph (g)(2) of this LTSE Rule 9.557.

(e) Request for a Letter of Withdrawal of the Notice; Request for a Hearing

A Member served with a notice under this LTSE Rule may request from LTSE Regulation a letter of withdrawal of the notice pursuant to paragraph (g)(2) of this LTSE Rule 9.557 and/ or file with the Office of Hearing Officers a written request for a hearing pursuant to LTSE Rule 9.559.

(1) A request for a letter of withdrawal of the notice may be made at any time after service of a notice under this LTSE Rule. The Member making the request must demonstrate to the satisfaction of LTSE Regulation that the requirements and/or restrictions imposed by the notice should be removed or reduced. If such a request is denied by LTSE Regulation, the Member shall not be precluded from making a subsequent request or requests.

(2) A request for a hearing shall be made within two business days after service of a notice under this LTSE Rule. A request for a hearing must set forth with specificity any and all defenses to the LTSE action. A request for a hearing may seek to contest:

(A) the validity of the requirements and/or restrictions imposed by the notice (as the same may have been reduced by a letter of withdrawal pursuant to paragraph (g)(2) of this LTSE Rule, where applicable); and/ or

(B) LTSE's Regulation's determination not to issue a letter of withdrawal of all requirements and/or restrictions imposed by the notice, if such was requested by the Member.

(f) Enforcement of Notice

A Member that has failed to comply with the requirements and/or restrictions imposed by an effective notice under this LTSE Rule shall be deemed, without further notice from LTSE Regulation, automatically and immediately suspended. Such suspension shall remain in effect unless LTSE Regulation shall issue a letter, pursuant to paragraph (g)(2) of this LTSE Rule 9.557, stating that the suspension is lifted.

(g) Additional Requirements and/or Restrictions or the Removal or Reduction of Requirements and/or Restrictions; Letter of Withdrawal of the Notice

(1) Additional Requirements and/ or Restrictions

If a Member continues to experience financial or operational difficulty specified in LTSE Rules 4.110 or 4.120, notwithstanding an effective notice, LTSE Regulation may impose additional requirements and/or restrictions by serving an additional notice under paragraph (b) of this LTSE Rule 9.557. The additional notice shall inform the Member that it may apply for relief from the additional requirements and/or restrictions by filing a written request for a letter of withdrawal of the notice and/or a written request for a hearing before the Office of Hearing Officers under LTSE Rule 9.559. The procedures delineated in this LTSE Rule shall be applicable to such additional notice.

(2) Removal or Reduction of Requirements and/ or Restrictions and/ or Lifting of Suspension; Letter of Withdrawal

(A) Removal or Reduction of Requirements and/ or Restrictions

If, upon the Member's demonstration to the satisfaction of LTSE Regulation, LTSE Regulation determines that any requirements and/or restrictions imposed by a notice under this LTSE Rule should be removed or reduced, LTSE Regulation shall serve the Member, pursuant to paragraph (b) of this LTSE Rule, a written letter of withdrawal that shall, in the sole discretion of LTSE Regulation, withdraw the notice in whole or in part. A notice that is withdrawn in part shall remain in force, unless LTSE Regulation shall remove the remaining requirements and/ or restrictions.

(B) Lifting of Suspension

If, upon the Member's demonstration to the satisfaction of LTSE Regulation, LTSE Regulation determines that a suspension imposed by a notice under this LTSE Rule should be lifted, LTSE Regulation shall serve the Member, pursuant to paragraph (b) of this LTSE Rule 9.557, a letter that shall, in the sole discretion of LTSE Regulation, lift the suspension. Where all or some of the requirements and/or restrictions imposed by a notice issued under this LTSE Rule remain in force, the letter shall state that the Member's failure to continue to comply with those requirements and/or restrictions that remain effective shall result in the Member being immediately suspended.

Rule 9.558. Summary Proceedings for Actions Authorized by Section 6(d)(3) of the Exchange Act

(a) Notice of Initiation of Summary Proceedings

LTSE's Chief Regulatory Officer or such other senior officer as the Chief Regulatory Officer may designate may provide written authorization to LTSE staff to issue on a case-by-case basis a written notice that summarily:

(1) suspends a Member, person associated with a Member or person subject to LTSE's jurisdiction who has been and is expelled or suspended from any self-regulatory organization or barred or suspended from being associated with a Member of any self-regulatory organization;

(2) suspends a Member who is in such financial or operating difficulty that LTSE staff determines and so notifies the SEC that the Member cannot be permitted to continue to do business as a Member with safety to investors, creditors, other Members, or LTSE; or

(3) limits or prohibits any person with respect to access to services offered by LTSE if paragraphs (a)(1) or (2) of this LTSE Rule 9.558 or the provisions of Section 6(d)(3) of the Exchange Act applies to such person or, in the case of a person who is not a Member, if LTSE's Chief Regulatory Officer or such other senior officer as the Chief Regulatory Officer may designate determines that such person does not meet the qualification requirements or other prerequisites for such access and such person cannot be permitted to continue to have such access with safety to investors, creditors, Members, or LTSE, and so notifies the SEC.

(b) Service of Notice

The Member or person subject to a notice issued under this LTSE Rule shall be served by facsimile, overnight courier or personal delivery. Papers served on a Member or person by overnight courier or personal delivery shall conform to paragraphs (a)(1) and (3) and (b)(1) and (2) of LTSE Rule 9.134. Papers served on a Member by facsimile shall be sent to the facsimile number listed in the Member's contact questionnaire submitted to LTSE pursuant to Article III, Section 3.4 of the LTSE Bylaws, except that, if LTSE staff has actual knowledge that an entity's contact questionnaire facsimile number is out of date, duplicate copies shall be sent to the entity by overnight courier or personal delivery in conformity with paragraphs (a)(1) and (3) and (b)(2) of LTSE Rule 9.134. Papers served on a person by facsimile shall be sent to the person's last known facsimile number and shall also be served by either overnight courier or personal delivery in conformity with paragraphs (a)(1) and (3) and (b)(1) of LTSE Rule 9.134. A copy of a notice under this LTSE Rule that is served on a person associated with a Member also shall be served on such Member. Service is complete upon sending the notice by facsimile, mailing the notice by overnight courier or delivering it in person, except that, where duplicate service is required, service is complete upon sending the duplicate service.

(c) Contents of Notice

A notice issued under this LTSE Rule shall state the specific grounds and include the factual basis for the LTSE action. The notice shall state when the LTSE action will take

effect and explain what the respondent must do to avoid such action. The notice shall state that the respondent may file a written request for a hearing with the Office of Hearing Officers pursuant to LTSE Rule 9.559. The notice also shall inform the respondent of the applicable deadline for filing a request for a hearing and shall state that a request for a hearing must set forth with specificity any and all defenses to the LTSE action. In addition, the notice shall explain that, pursuant to LTSE Rules 8.310(a) and 9.559 (n), a Hearing Officer or, if applicable, Hearing Panel, may approve, modify or withdraw any and all sanctions or limitations imposed by the notice, and may impose any other fitting sanction.

(d) Effective Date of Limitation, Prohibition or Suspension

The limitation, prohibition or suspension referenced in a notice issued and served under this LTSE Rule is immediately effective. The limitation, prohibition or suspension specified in the notice shall remain in effect unless, after a timely written request for a hearing an d written request for a stay, the Chief Hearing Officer or Hearing Officer assigned to the matter finds good cause exists to stay the limitation, prohibition or suspension.

(e) Request for a Hearing and Stay

A Member or person subject to a notice issued under this LTSE Rule may file with the Office of Hearing Officers a written request for a hearing pursuant to LTSE Rule 9.559. A request for a hearing shall be made within seven days after service of the notice issued under this LTSE Rule. A request for a hearing must set forth with specificity any and all defenses to the LTSE action. A Member or person subject to a notice issued under this LTSE Rule may, concurrent with or after filing a request for a hearing, file with the Office of Hearing Officers a written request for a stay of the limitation, prohibition or suspension specified in the notice. A request for a stay must set forth with specificity any and all relevant facts and arguments supporting the request for a stay.

(f) Failure to Request Hearing

If a Member or person subject to a notice issued under this LTSE Rule does not timely request a hearing within the time period specified in paragraph (e) of this LTSE Rule 9.558, the notice shall constitute final LTSE action.

(g) Request for Termination of the Limitation, Prohibition or Suspension

A Member or person subject to a limitation, prohibition or suspension under this LTSE Rule may file a written request for termination of the limitation, prohibition or suspension on the ground of full compliance with the notice or decision. Such request shall be filed with the LTSE Chief Regulatory Officer who may grant relief for good cause shown.

Rule 9.559. Hearing Procedures for Expedited Proceedings Under the Rule 9550 Series

(a) Applicability

The hearing procedures under this LTSE Rule shall apply to a Member, person associated with a Member, person subject to LTSE's jurisdiction or other person who is served with a notice issued under LTSE Rule 9.550 and who timely requests a hearing. For purposes of this LTSE Rule, such Members or persons shall be referred to as respondents.

(b) Computation of Time

LTSE Rule 9.138 shall govern the computation of time in proceedings brought under LTSE Rule 9.550, except that intermediate Saturdays, Sundays and Federal holidays shall be included in the computation in proceedings brought under LTSE Rules 9.556 through 9.558, unless otherwise specified.

(c) Stays

(1) Unless the Chief Hearing Officer or the Hearing Officer assigned to the matter orders otherwise for good cause shown, a timely request for a hearing shall stay the effectiveness of a notice issued under LTSE Rules 9.551 through 9.556, except that the effectiveness of a notice of a limitation or prohibition on access to services offered by LTSE or a Member thereof under LTSE Rule 9.555 with respect to services to which the Member or person does not have access shall not be stayed by a request for a hearing.

(2) A timely request for a hearing shall stay the effectiveness of a notice issued under LTSE Rule 9.557 for ten business days after service of the notice or until the Office of Hearing Officers issues a written order under LTSE Rule 9.559(o)(4)(A) (whichever period is less), unless LTSE's Chief Executive Officer (or such other senior officer as the Chief Executive Officer may designate) determines that a notice under LTSE Rule 9.557 shall not be stayed. Where a notice under LTSE Rule 9.557 is stayed by a request for a hearing, such stay shall remain in effect only for ten business days after service of the notice or until the Office of Hearing Officers issues a written order under LTSE Rule 9.559(o)(4)(A) (whichever period is less) and shall not be extended.

(3) A timely request for a hearing shall not stay the effectiveness of a notice issued under LTSE Rule 9.558, unless the Chief Hearing Officer or the Hearing Officer assigned to the matter orders otherwise for good cause shown.

(d) Appointment and Authority of Hearing Officer and/or Hearing Panel

(1) For proceedings initiated under LTSE Rules 9.553 and 9.554, the Chief Hearing Officer shall appoint a Hearing Officer to preside over and act as the sole adjudicator for the matter.

For proceedings initiated under LTSE Rules 9.551, 9.552, 9.555, 9.556, 9.557, and 9.558, the Chief Hearing Officer shall appoint a Hearing Panel composed of a Hearing Officer and two Panelists. The Hearing Officer shall serve as the chair of the Hearing Panel. For proceedings initiated under LTSE Rules 9.551, 9.552, 9.555, 9.556, and 9.558, the Chief Hearing Officer shall select as Panelists persons who meet the qualifications delineated in LTSE Rules 9.231 and 9.232. For proceedings initiated under LTSE Rule 9.557, the Chief Hearing Officer shall select as Panelists current or former members of the FINRA Financial Responsibility Committee.

(2) LTSE Rules 9.231(e), 9.233, and 9.234 shall govern disqualification, recusal or withdrawal of a Hearing Officer or, if applicable, Hearing Panelist.

(3) A Hearing Officer appointed pursuant to this provision shall have authority to do all things necessary and appropriate to discharge his or her duties as set forth under LTSE Rules 9.235 and 9.280.

(4) Hearings under Exchange the Rule 9.550 Series shall be held by telephone conference, unless the Hearing Officer orders otherwise for good cause shown.

(5) For good cause shown, or with the consent of all of the parties to a proceeding, the Hearing Officer or, if applicable, the Hearing Panel may extend or shorten any time limits prescribed by this LTSE Rule other than those relating to LTSE Rule 9.557.

(e) <u>Consolidation or Severance of Proceedings</u>

LTSE Rule 9.214 shall govern the consolidation or severance of proceedings, except that, where one of the notices that are the subject of consolidation under this LTSE Rule requires that a hearing be held before a Hearing Panel, the hearing of the consolidated matters shall be held before a Hearing Panel. Where two consolidated matters contain different timelines under this LTSE Rule, the Chief Hearing Officer or Hearing Officer assigned to the matter has discretion to determine which timeline is appropriate under the facts and circumstances of the case. Where one of the consolidated matters includes an action brought under a Rule that does not permit a stay of the effectiveness of the notice or where LTSE's Chief Executive Officer (or such other senior officer as the Chief Executive Officer may designate), in the case of LTSE Rule 9.557, or Hearing Officer, in the case of LTSE Rule 9.558(d), determines that a request for a hearing shall not stay the

effectiveness of the notice, the limitation, prohibition, condition, requirement, restriction, or suspension specified in the notice shall not be stayed pending resolution of the case. Where one of the consolidated matters includes an action brought under LTSE Rule 9.557 that is stayed for up to ten business days, the requirement and/or restriction specified in the notice shall not be further stayed.

(f) Time of Hearing

(1) A hearing shall be held within five business days after a respondent subject to a notice issued under LTSE Rule 9.557 files a written request for a hearing with the Office of Hearing Officers.

(2) A hearing shall be held within 14 days after a respondent subject to a notice issued under LTSE Rules 9.556 and 9.558 files a written request for a hearing with the Office of Hearing Officers.

(3) A hearing shall be held within 30 days after a respondent subject to a notice issued under LTSE Rules 9.551 through 9.555 files a written request for a hearing with the Office of Hearing Officers.

(4) The timelines established by paragraphs (f)(1) through (f)(3) confer no substantive rights on the parties.

(g) Notice of Hearing

The Hearing Officer shall issue a notice stating the date, time, and place of the hearing as follows:

(1) At least two business days prior to the hearing in the case of an action brought pursuant to LTSE Rule 9.557;

(2) At least seven days prior to the hearing in the case of an action brought pursuant to LTSE Rules 9.556 and 9.558; and

(3) At least 21 days prior to the hearing in the case of an action brought pursuant to LTSE Rules 9.551 through 9.555.

(h) Transmission of Documents

(1) Not less than two business days before the hearing in an action brought under LTSE Rule 9.557, not less than seven days before the hearing in an action brought under LTSE Rules 9.556 and 9.558, and not less than 14 days before the hearing in an action brought under LTSE Rules 9.551 through 9.555, LTSE staff shall provide to the respondent who requested the hearing, by facsimile or overnight courier, all documents that were considered in issuing the notice unless

a document meets the criteria of LTSE Rules 9.251(b)(1)(A), (B), (C), or (b)(2). A document that meets such criteria shall not constitute part of the record, but shall be retained by LTSE until the date upon which LTSE serves a final decision or, if applicable, upon the conclusion of any review by the SEC or the federal courts.

(2) Not less than two business days before the hearing in an action brought under LTSE Rule 9.557, not less than three days before the hearing in an action brought under LTSE Rules 9.556 and 9.558, and not less than seven days before the hearing in an action brought under LTSE Rules 9.551 through 9.555, the parties shall exchange proposed exhibit and witness lists. The exhibit and witness lists shall be served by facsimile or by overnight courier.

(i) Evidence

The formal rules of evidence as applied in judicial proceedings shall not apply to a hearing under this LTSE Rule Series. LTSE Rules 9.262 and 9.263 shall govern testimony and the admissibility of evidence.

(j) Additional Information

The Hearing Officer or, if applicable, the Hearing Panel may direct the Parties to submit additional information.

(k) Record of Hearing

LTSE Rule 9.265 shall govern the requirements for the record of the hearing.

(l) Record of Proceeding

LTSE Rule 9.267 shall govern the record of the proceeding.

(m) Failure to Appear at a Pre-Hearing Conference or Hearing or to Comply with a Hearing Officer Order Requiring the Production of Information

Failure of any respondent to appear before the Hearing Officer or, if applicable, the Hearing Panel at any status conference, pre-hearing conference or hearing, or to comply with any order of the Hearing Officer or, if applicable, Hearing Panel requiring production of information to support any defense to the notice that respondent has raised, shall be considered an abandonment of the respondent's defense and waiver of any opportunity for a hearing provided by the LTSE Rule 9.550 Series. In such cases, the notice issued under Exchange the Rule 9.550 Series shall be deemed to be final LTSE action. The Hearing Officer or, if applicable, the Hearing Panel may permit the hearing to go forward as to those parties who appear and otherwise comply with this LTSE Rule.

(n) Sanctions, Costs and Remands

(1) In any action brought under the LTSE Rule 9.550 Series, other than an action brought under LTSE Rule 9.557, the Hearing Officer or, if applicable, the Hearing Panel may approve, modify or withdraw any and all sanctions, requirements, restrictions or limitations imposed by the notice and, pursuant to LTSE Rule 8.310(a), may also impose any other fitting sanction.

(2) In an action brought under LTSE Rule 9.557, the Hearing Panel shall approve or withdraw the requirements and/or restrictions imposed by the notice. If the Hearing Panel approves the requirements and/or restrictions and finds that the respondent has not complied with all of them, the Hearing Panel shall impose an immediate suspension on the respondent that shall remain in effect unless LTSE staff issues a letter of withdrawal of all requirements and/or restrictions pursuant to LTSE Rule 9.557(g)(2).

(3) The Hearing Officer or, if applicable, the Hearing Panel may impose costs pursuant to LTSE Rule 8.360 regarding all actions brought under the LTSE Rule 9.550 Series.

(4) In any action brought under the LTSE Rule 9.550 Series, other than an action brought under LTSE Rule 9.557, the Hearing Officer or, if applicable, the Hearing Panel may remand the matter to the department or office that issued the notice for further consideration of specified matters.

(o) <u>Timing of Decision</u>

(1) Proceedings initiated under LTSE Rules 9.552 and 9.554

Within 60 days of the date of the close of the hearing, the Hearing Officer shall prepare a proposed written decision and provide it to the LTSE Appeals Committee.

(2) Proceedings initiated under LTSE Rules 9.556 and 9.558

Within 21 days of the date of the close of the hearing, the Hearing Officer shall prepare a proposed written decision that reflects the views of the Hearing Panel, as determined by majority vote, and provide it to the LTSE Appeals Committee.

(3) Proceedings initiated under LTSE Rules 9.551, 9.552, and 9.555

Within 60 days of the date of the close of the hearing, the Hearing Officer shall prepare a proposed written decision that reflects the views of the Hearing Panel, as determined by majority vote, and provide it to the LTSE Appeals Committee.

(4) Proceedings initiated under LTSE Rule 9.557

(A) Written Order

Within two business days of the date of the close of the hearing, the Office of Hearing Officers shall issue a written order that reflects the Hearing Panel's summary determinations, as decided by majority vote, and shall serve the Hearing Panel's written order on the Parties. The Hearing Panel's written order under LTSE Rule 9.557 is effective when issued. The Hearing Panel's written order will be followed by a written decision explaining the reasons for the Hearing Panel's summary determinations, as required by paragraphs (o)(4)(B) and (p) of this LTSE Rule 9.559.

(B) Written Decision

Within seven days of the issuance of the Hearing Panel's written order, the Office of Hearing Officers shall issue a written decision that complies with the requirements of paragraph (p) of this LTSE Rule 9.559 and shall serve the Hearing Panel's written decision on the Parties.

(5) If not timely called for review by the LTSE Appeals Committee pursuant to paragraph (q) of this LTSE Rule 9.559, the Hearing Officer's or, if applicable, the Hearing Panel's written decision shall constitute final LTSE action. For decisions issued under LTSE Rules 9.551 through 9.556 and 9.558, the Office of Hearing Officers shall promptly serve the decision of the Hearing Officer or, if applicable, the Hearing Panel on the Parties and provide a copy to each LTSE Member with which the respondent is associated.

(6) The timelines established by paragraphs (o)(1) through (5) confer no substantive rights on the parties.

(p) Contents of Decision

The decision, which for purposes of LTSE Rule 9.557 means the written decision issued under paragraph (o)(4)(B) of this LTSE Rule, shall include:

(1) a statement describing the investigative or other origin of the notice issued under the LTSE Rule Series 9.550;

(2) the specific statutory or rule provision alleged to have been violated or providing the authority for the LTSE action;

(3) a statement setting forth the findings of fact with respect to any act or practice the respondent was alleged to have committed or omitted or any condition specified in the notice;

(4) the conclusions of the Hearing Officer or, if applicable, Hearing Panel regarding the alleged violation or condition specified in the notice;

(5) a statement of the Hearing Officer or, if applicable, Hearing Panel in support of the disposition of the principal issues raised in the proceeding; and

(6) a statement describing any sanction, requirement, restriction or limitation imposed, the reasons therefore, and the date upon which such sanction, requirement, restriction or limitation shall become effective.

(q) Call for Review by the LTSE Appeals Committee

(1) For proceedings initiated under the LTSE Rule Series 9.550 (other than LTSE Rule 9.557), the LTSE Appeals Committee may call for review a proposed decision prepared by a Hearing Officer or, if applicable, Hearing Panel within 21 days after receipt of the decision from the Office of Hearing Officers. For proceedings initiated under LTSE Rule 9.557, the LTSE Appeals Committee may call for review a written decision issued under paragraph (o)(4)(B) of this LTSE Rule by a Hearing Panel within 14 days after receipt of the written decision from the Office of Hearing Officers. LTSE Rule 9.313(a) is incorporated herein by reference.

(2) If the LTSE Appeals Committee calls the proceeding for review within the prescribed time, it shall meet and conduct a review not later than 40 days after the call for review. The LTSE Appeals Committee may elect to hold a hearing or decide the matter on the basis of the record made before the Hearing Officer or, if applicable, the Hearing Panel. Not later than 60 days after the call for review, the LTSE Appeals Committee shall make its recommendation to the LTSE Board. Not later than 60 days after the receipt of the LTSE Appeals Committee's recommendation, the LTSE Board shall serve a final written decision on the parties via overnight courier or facsimile. The LTSE Appeals Committee may affirm, modify or reverse the decision of the Hearing Officer or, if applicable, the Hearing Panel. The LTSE Board also may impose any other fitting sanction, pursuant to LTSE Rule 8.310(a), and may impose costs, pursuant to LTSE Rule 8.360. In addition, the LTSE Board may remand the matter to the Office of Hearing Officers for further consideration of specified matters.

(3) For good cause shown, or with the consent of all of the parties to a proceeding, the LTSE Appeals Committee or the LTSE Board may extend or shorten any time limits prescribed by this LTSE Rule other than those relating to LTSE Rule 9.557.

(4) The LTSE Board's written decision shall constitute final LTSE action.

(5) The LTSE Board shall promptly serve the decision on the Parties and provide a copy of the decision to each LTSE Member with which the respondent is associated.

(6) The timelines established by paragraphs (q)(1) through (5) confer no substantive rights on the parties.

(r) Application to SEC for Review

The right to have any action pursuant to this LTSE Rule 9.559 reviewed by the SEC is governed by Section 19 of the Exchange Act. The filing of an application for review by the SEC shall not stay the effectiveness of final LTSE action, unless the SEC otherwise orders.

Rule Series 9.600. Procedures For Exemptions

Rule 9.610. Application

(a) Where to File. A Member seeking exemptive relief as specifically permitted under any LTSE Rule referencing the LTSE Rule Series 9.600 shall file a written application with the appropriate FINRA department or staff and provide a copy of the application to LTSE Regulation.

(b) Content. An application filed pursuant to this LTSE Rule 9.610 shall contain the Member's name and address, the name of a person associated with the Member who will serve as the primary contact for the application, the Rule from which the Member is seeking an exemption, and a detailed statement of the grounds for granting the exemption. If the Member does not want the application or the decision on the application to be publicly available in whole or in part, the Member also shall include in its application a detailed statement, including supporting facts, showing good cause for treating the application or decision as confidential in whole or in part.

(c) Applicant. A Member that files an application under this LTSE Rule is referred to as "Applicant" hereinafter in the LTSE Rule Series 9.600.

Rule 9.620. Decision

(a) After considering an application, the Chief Regulatory Officer shall issue a written decision setting forth its findings and conclusions. The decision shall be served on the Applicant pursuant to LTSE Rules 9.132 and 9.134. After the decision is served on the Applicant, the application and decision shall be publicly available unless LTSE Regulation staff determines that the Applicant has shown good cause for treating the application or decision as confidential in whole or in part.

Rule 9.630. Appeal

(a) Notice. An Applicant may file a written notice of appeal within 15 calendar days after service of a decision issued under LTSE Rule 9.620. The notice of appeal shall be filed with the Chief Regulatory Officer. The notice of appeal shall contain a brief statement of the findings and conclusions as to which exception is taken. Appeals of decisions issued by LTSE Regulation staff pursuant to LTSE Rule 9.620 shall be decided by the LTSE Appeals Committee. If the Applicant does not want the decision on the appeal to be publicly available in whole or in part, the Applicant also shall include in its notice of appeal a detailed statement, including supporting facts, showing good cause for treating the decision as confidential in whole or in part. The notice of appeal shall be signed by the Applicant.

(b) Expedited Review. Where the failure to promptly review a decision to deny a request for exemption would unduly or unfairly harm the applicant, the LTSE Appeals Committee, shall provide expedited review.

(c) Withdrawal of Appeal. An Applicant may withdraw its notice of appeal at any time by filing a written notice of withdrawal of appeal with the LTSE Appeals Committee.

(d) Oral Argument.

(1) Subject to paragraph (2) below, following the filing of a notice of appeal, the LTSE Appeals Committee may order oral argument. The LTSE Appeals Committee may consider any new evidence if the Applicant can show good cause for not including it in its application.

(2) With respect to exemptive relief requested under LTSE Rule 2.160(b), the LTSE Appeals Committee may order oral argument and consider any new evidence if the Applicant can show good cause for not including it in its application.

(e) Decision.

(1) Subject to paragraph (2) below, after considering all matters on appeal, the LTSE Appeals Committee shall affirm modify, or reverse the decision issued under LTSE Rule 9.620. The LTSE Appeals Committee shall issue a written decision

setting forth its findings and conclusions and serve the decision on the Applicant. The decision shall be served pursuant to LTSE Rules 9.132 and 9.134. The decision shall be effective upon service and shall constitute final action of Exchange.

(2) With respect to exemptive relief requested under LTSE Rule 2.160(b), after considering all matters on appeal, the LTSE Appeals Committee shall affirm, modify, or reverse the decision issued under LTSE Rule 9.620 and shall issue a written decision setting forth its findings and conclusions and serve the decision on the Applicant. The decision shall be served pursuant to LTSE Rules 9.132 and 9.134. The decision shall be effective upon service and shall constitute final action of the Exchange.

Rule Series 9.700. Reserved

Rule Series 9.800. Temporary Cease and Desist Orders

Rule 9.810. Initiation of Proceeding

(a) Department of Enforcement or Department of Market Regulation

With the prior written authorization of LTSE's Chief Regulatory Officer or such other senior officers as the Chief Regulatory Officer may designate, the Department of Enforcement or the Department of Market Regulation may initiate a temporary cease and desist proceeding with respect to alleged violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder; Exchange Act Rules 15g-1 through 15g-9; LTSE Rule 3.110 (if the alleged violation is unauthorized trading, or misuse or conversion of customer assets, or based on violations of Section 17(a) of the Securities Act); or LTSE Rule 3.130. The Department of Enforcement or the Department of Market Regulation shall initiate the proceeding by serving a notice on a Member or associated person (hereinafter "Respondent") and filing a copy thereof with the Office of Hearing Officers. The Department of Enforcement or the Department of Market Regulation shall serve the notice by personal service, overnight commercial courier, or facsimile. If service is made by facsimile, the Department of Enforcement or the Department of Market Regulation shall send an additional copy of the notice by overnight commercial courier. The notice shall be effective upon service.

(b) Contents of Notice

The notice shall set forth the rule or statutory provision that the Respondent is alleged to have violated and that the Department of Enforcement or the Department of Market Regulation is seeking to have the Respondent ordered to cease violating. The notice also

shall state whether the Department of Enforcement or the Department of Market Regulation is requesting the Respondent to be required to take action or to refrain from taking action. The notice shall be accompanied by:

(1) a declaration of facts, signed by a person with knowledge of the facts contained therein, that specifies the acts or omissions that constitute the alleged violation; and

(2) a proposed order that contains the required elements of a temporary cease and desist order (except the date and hour of the order's issuance), which are set forth in LTSE Rule 9.840(b).

(c) Filing of Underlying Complaint

If the Department of Enforcement or the Department of Market Regulation has not issued a complaint under LTSE Rule 9.211 against the Respondent relating to the subject matter of the temporary cease and desist proceeding and alleging violations of the rule or statutory provision specified in the notice described in paragraph (b), the Department of Enforcement or the Department of Market Regulation shall serve and file such a complaint with the notice initiating the temporary cease and desist proceeding.

Rule 9.820. Appointment of Hearing Officer and Hearing Panel

(a) As soon as practicable after the Department of Enforcement or the Department of Market Regulation files a copy of the notice initiating a temporary cease and desist proceeding with the Office of Hearing Officers, the Chief Hearing Officer shall assign a Hearing Officer to preside over the temporary cease and desist proceeding. The Chief Hearing Officer shall appoint two Panelists to serve on a Hearing Panel with the Hearing Officer.

(b) If at any time a Hearing Officer or Hearing Panelist determines that he or she has a conflict of interest or bias or circumstances otherwise exist where his or her fairness might reasonably be questioned, or if a Party files a motion to disqualify a Hearing Officer or Hearing Panelist, the recusal and disqualification proceeding shall be conducted in accordance with LTSE Rules 9.233 and 9.234, except that:

(1) a motion seeking disqualification of a Hearing Officer or Hearing Panelist must be filed no later than 5 days after the later of the events described in paragraph (b) of LTSE Rules 9.233 and 9.234; and

(2) the Chief Hearing Officer shall appoint a replacement Panelist as specified in paragraph (a) of this LTSE Rule.

Rule 9.830. Hearing

(a) When Held

The hearing shall be held not later than 15 days after service of the notice and filing initiating the temporary cease and desist proceeding, unless otherwise extended by the Hearing Officer with the consent of the Parties for good cause shown. If a Hearing Officer or Hearing Panelist is recused or disqualified, the hearing shall be held not later than five days after a replacement Hearing Officer or Hearing Panelist is appointed.

(b) Service of Notice of Hearing

The Office of Hearing Officers shall serve a notice of date, time, and place of the hearing on the Department of Enforcement or the Department of Market Regulation and the Respondent not later than seven days before the hearing, unless otherwise ordered by the Hearing Officer. Service shall be made by personal service, overnight commercial courier, or facsimile. If service is made by facsimile, the Office of Hearing Officers shall send an additional copy of the notice by overnight commercial courier. The notice shall be effective upon service.

(c) Authority of Hearing Officer

The Hearing Officer shall have authority to do all things necessary and appropriate to discharge his or her duties as set forth under LTSE Rule 9.235.

(d) Witnesses

A person who is subject to the jurisdiction of LTSE shall testify under oath or affirmation. The oath or affirmation shall be administered by a court reporter or a notary public.

(e) Additional Information

At any time during its consideration, the Hearing Panel may direct a Party to submit additional information. Any additional information submitted shall be provided to all Parties at least one day before the Hearing Panel renders its decision.

(f) Transcript

The hearing shall be recorded by a court reporter and a written transcript thereof shall be prepared. A transcript of the hearing shall be available to the Parties for purchase from the court reporter at prescribed rates. A witness may purchase a copy of the transcript of his or her own testimony from the court reporter at prescribed rates. Proposed corrections to the transcript may be submitted by affidavit to the Hearing Panel within a reasonable time determined by the Hearing Panel. Upon notice to all the Parties to the proceeding, the Hearing Panel may order corrections to the transcript as requested or sua sponte.

(g) Record and Evidence Not Admitted

The record shall consist of the notice initiating the proceeding, the declaration, and the proposed order described in LTSE Rule 9.810(b); the transcript of the hearing; all evidence considered by the Hearing Panel; and any other document or item accepted into the record by the Hearing Officer or the Hearing Panel. The Office of Hearing Officers shall be the custodian of the record. Proffered evidence that is not accepted into the record by the Hearing Panel shall be retained by the custodian of the record until the date when LTSE's decision becomes final or, if applicable, upon the conclusion of any review by the SEC or the federal courts.

(h) Failure to Appear at Hearing

If a Respondent fails to appear at a hearing for which it has notice, the allegations in the notice and accompanying declaration may be deemed admitted, and the Hearing Panel may issue a temporary cease and desist order without further proceedings. If the Department of Enforcement or Department of Market Regulation fails to appear at a hearing for which it has notice, the Hearing Panel may order that the temporary cease and desist proceeding be dismissed.

Rule 9.840. Issuance of Temporary Cease and Desist Order by Hearing Panel

(a) Basis for Issuance

The Hearing Panel shall issue a written decision stating whether a temporary cease and desist order shall be imposed. The Hearing Panel shall issue the decision not later than ten days after receipt of the hearing transcript, unless otherwise extended by the Hearing Officer with the consent of the Parties for good cause shown. A temporary cease and desist order shall be imposed if the Hearing Panel finds:

(1) by a preponderance of the evidence that the alleged violation specified in the notice has occurred; and

(2) that the violative conduct or continuation thereof is likely to result in significant dissipation or conversion of assets or other significant harm to investors prior to the completion of the underlying disciplinary proceeding under LTSE Rule Series 9.200 and 9.300.

(b) Content, Scope, and Form of Order

A temporary cease and desist order shall:

(1) be limited to ordering a Respondent to cease and desist from violating a specific rule or statutory provision, and, where applicable, to ordering a Respondent to

cease and desist from dissipating or converting assets or causing other harm to investors;

(2) set forth the alleged violation and the significant dissipation or conversion of assets or other significant harm to investors that is likely to result without the issuance of an order;

(3) describe in reasonable detail the act or acts the Respondent is to take or refrain from taking; and

(4) include the date and hour of its issuance.

(c) Duration of Order

A temporary cease and desist order shall remain effective and enforceable until the issuance of a decision under LTSE Rule 9.268 or 9.269.

(d) Service

The Office of Hearing Officers shall serve the Hearing Panel's decision and any temporary cease and desist order by personal service, overnight commercial courier, or facsimile. If service is made by facsimile, the Office of Hearing Officers shall send an additional copy of the Hearing Panel's decision and any temporary cease and desist order by overnight commercial courier. The temporary cease and desist order shall be effective upon service.

Rule 9.850. Review by Hearing Panel

At any time after the Office of Hearing Officers serves the Respondent with a temporary cease and desist order, a Party may apply to the Hearing Panel to have the order modified, set aside, limited, or suspended. The application shall set forth with specificity the facts that support the request. The Hearing Panel shall respond to the request in writing within ten days after receipt of the request, unless otherwise extended by the Hearing Officer with the consent of the Parties for good cause shown. The Hearing Panel's response shall be served on the Respondent via personal service, overnight commercial courier, or facsimile. If service is made by facsimile, the Office of Hearing Officers shall send an additional copy of the temporary cease and desist order by overnight commercial courier. The filing of an application under this LTSE Rule shall not stay the effectiveness of the temporary cease and desist order.

Rule 9.860. Violation of Temporary Cease and Desist Orders

A Respondent who violates a temporary cease and desist order imposed under this LTSE Rule Series may have its association or membership suspended or canceled under LTSE Rule 9.556. LTSE's Chief Regulatory Officer must authorize the initiation of any such proceeding in writing.

Rule 9.870. Application to SEC for Review

Temporary cease and desist orders issued pursuant to this LTSE Rule Series constitute final and immediately effective disciplinary sanctions imposed by LTSE. The right to have any action under this LTSE Rule Series reviewed by the SEC is governed by Section 19 of the Exchange Act. The filing of an application for review shall not stay the effectiveness of the temporary cease and desist order, unless the SEC otherwise orders.

CHAPTER 10. TRADING PRACTICE RULES

Rule Series 10.100. Prohibited Trading Practices

Rule 10.110. Market Manipulation

(a) No Member shall execute or cause to be executed or participate in an account for which there are executed purchases of any security at successively higher prices, or sales of any security at successively lower prices, or otherwise engage in activity, for the purpose of creating or inducing a false, misleading, or artificial appearance of activity in such security on the Exchange, or for the purpose of unduly or improperly influencing the market price for such security, or for the purpose of establishing a price which does not reflect the true state of the market in such security.

(b) All orders must be entered for the purpose of executing bona fide transactions, including, without limitation:

(1) No Member shall enter or cause to be entered, an order with the intent, at the time of order entry, to cancel the order before execution, or to modify the order to avoid execution.

(2) No Member shall enter or cause to be entered an executable or non-executable order or orders with the intent to mislead other market participants.

(3) No Member shall enter or cause to be entered an executable or non-executable order with the intent to overload, delay, or disrupt the performance of the systems of the Exchange, its Members, other exchanges, National Market System Plans, or market participants.

(4) No Member shall enter or cause to be entered executable or non-executable orders with intent to disrupt the orderly conduct of trading or the fair execution of transactions on the Exchange or elsewhere in the National Market System.

(5) These provisions shall apply at all times the Exchange System is available to Members, without exception.

Additionally, all non-executable orders must be entered in good faith for legitimate purposes.

Rule 10.120. Fictitious Transactions

(a) No Member, for the purpose of creating or inducing a false or misleading appearance of activity in a security traded on the Exchange or creating or inducing a false or misleading appearance with respect to the market in such security shall:

(1) execute any transaction in such security which involves no change in the beneficial ownership thereof, or

(2) enter any order or orders for the purchase of such security with the knowledge that an order or orders of substantially the same size, and at substantially the same price, for the sale of such security, has been or will be entered by or for the same or different parties, or

(3) enter any order or orders for the sale of any such security with the knowledge that an order or orders of substantially the same size, and at substantially the same price, for the purchase of such security, has been or will be entered by or for the same or different parties.

(b) Transactions in a security resulting from the unintentional interaction of orders originating from the same Member that involve no change in the beneficial ownership of the security, ("self-trades") generally are bona fide transactions for purposes of this LTSE Rule 10.120; however, Members must have policies and procedures in place that are reasonably designed to review their trading activity for, and prevent, a pattern or practice of self-trades resulting from orders originating from a single algorithm or trading desk, or related algorithms or trading desks. Transactions resulting from orders that originate from unrelated algorithms or separate and distinct trading strategies within the same firm would generally be considered bona fide self-trades. Algorithms or trading strategies within the most discrete unit of an effective system of internal controls at a Member are presumed to be related. This subsection (b) does not change Members' existing obligations under LTSE Rules 3.110 and 5.110.

Rule 10.130. Excessive Sales by a Member

(a) No Member shall execute purchases or sales in any security traded on the Exchange for any account in which such Member is directly or indirectly interested, which purchases or sales are excessive in view of the Member's financial resources, or in view of the market for such security.

Rule 10.140. Manipulative Transactions

(a) No Member shall participate or have any interest, directly or indirectly, in the profits of a manipulative operation or knowingly manage or finance a manipulative operation.

(b) Any pool, syndicate, or joint account organized or used intentionally for the purpose of unfairly influencing the market price of a security shall be deemed to be a manipulative operation.

(c) The solicitation of subscriptions to or the acceptance of discretionary orders from any such pool, syndicate, or joint account shall be deemed to be managing a manipulative operation.

(d) The carrying on margin of a position in such security, or the advancing of credit through loans to any such pool, syndicate, or joint account, shall be deemed to be financing a manipulative operation.

(e) No Member shall offer that a transaction or transactions to buy or sell a designated security will influence the closing transaction in that security.

Rule 10.150. Dissemination of False Information

(a) No Member shall make any statement or circulate and disseminate any information concerning any security traded on the Exchange which such Member knows or has reasonable grounds for believing is false or misleading, or would improperly influence the market price of such security.

Rule 10.160. Prohibition Against Trading Ahead of Customer Orders

(a) Except as provided herein, a Member that accepts and holds an order in an equity security from its own customer or a customer of another broker-dealer without immediately executing the order is prohibited from trading that security on the same side of the market for its own account at a price that would satisfy the customer's order, unless it immediately thereafter executes the customer order up to the size and at the same or better price at which it traded for its own account.

(b) A Member must have a written methodology in place governing the execution and priority of all pending orders that is consistent with the requirements of this LTSE Rule 10.160. A Member also must ensure that this methodology is consistently applied.

(c) <u>Large Orders and Institutional Account Exceptions</u>

With respect to orders for customer accounts that meet the definition of an "institutional account," or for orders of 10,000 shares or more (unless such orders are less than $100,000 in value), a Member is permitted to trade a security on the same side of the market for its own account at a price that would satisfy such customer order, provided that the Member has provided clear and comprehensive written disclosure to such customer at account opening and annually thereafter that:

(1) discloses that the Member may trade proprietarily at prices that would satisfy the customer order; and

(2) provides the customer with a meaningful opportunity to opt in to the LTSE Rule 10.160 protections with respect to all or any portion of its order.

If the customer does not opt into the LTSE Rule 10.160 protections with respect to all or any portion of its order, the Member may reasonably conclude that such customer has consented to the Member trading a security on the same side of the market for its own account at a price that would satisfy the customer order. In lieu of providing written disclosure to customers at account opening and annually thereafter, a Member may provide clear and comprehensive oral disclosure to and obtain consent from the customer on an order-by-order basis, provided that the Member documents who provided such consent and such consent evidences the customer's understanding of the terms and conditions of the order.

For purposes of this LTSE Rule 10.160, "institutional account" shall mean the account of:

(A) a bank savings and loan association, insurance company or registered investment company;

(B) an investment adviser registered either with the SEC under Section 203 of the Investment Advisers Act or with a state securities commission (or any agency or office performing like functions); or

(C) any other person (whether a natural person, corporation, partnership, trust or otherwise) with total assets of at least $50 million.

(d) No-Knowledge Exception

(1) With respect to NMS stocks (as defined in Rule 600 under Regulation NMS), if a Member implements and utilizes an effective system of internal controls, such as appropriate information barriers, that operate to prevent one trading unit from obtaining knowledge of customer orders held by a separate trading unit, those other trading units trading in a proprietary capacity may continue to trade at prices that would satisfy the customer orders held by the separate trading unit. A Member that structures its order handling practices in NMS stocks to permit its proprietary and/or market-making desk to trade at prices that would satisfy customer orders held by a separate trading unit must disclose in writing to its customers, at account opening and annually thereafter, a description of the manner in which customer orders are handled by the Member, and the circumstances under which the Member may trade proprietarily at its proprietary and/or market-making desk at prices that would satisfy the customer order.

(2) If a Member implements and utilizes appropriate information barriers in reliance on this exception, the Member must uniquely identify such information barriers in place at the department within the Member where the order was received or originated. Appropriate information barriers must, at minimum, comply with the requirements set forth in LTSE Rule 5.150.

(3) Members must maintain records that indicate which orders rely on the No-Knowledge Exception, and submit these records to the Exchange upon request.

(e) Riskless Principal Exception

The obligations under this LTSE Rule 10.160 shall not apply to a Member's proprietary trade if such proprietary trade is for the purposes of facilitating the execution, on a riskless principal basis, of an order from a customer (whether its own customer or the customer of another broker-dealer) (the "facilitated order"), provided that the Member:

(1) submits a report, contemporaneously with the execution of the facilitated order, identifying the trade as riskless principal to the Exchange (or another self-regulatory organization if not required under LTSE Rules); and

(2) has written policies and procedures to ensure that riskless principal transactions for which the Member is relying upon this exception comply with applicable LTSE Rules. At a minimum, these policies and procedures must require that the customer order was received prior to the offsetting principal transaction, and that the offsetting principal transaction is at the same price as the customer order exclusive of any markup or markdown, commission equivalent or other fee and is allocated to a riskless principal or customer account in a consistent manner and within 60 seconds of execution.

A Member must have supervisory systems in place that produce records that enable the Member and the Exchange to reconstruct accurately, readily, and in a time-sequenced manner all facilitated orders for which the Member relies on this exception.

(f) ISO Exception

A Member shall be exempt from the obligation to execute a customer order in a manner consistent with this LTSE Rule 10.160 with regard to trading for its own account that is the result of an inter-market sweep order ("ISO") routed in compliance with Rule 600(b)(30)(ii) of Regulation NMS where the customer order is received after the Member routed the ISO. Where a Member routes an ISO to facilitate a customer order and that customer has consented to not receiving the better prices obtained by the ISO, the Member also shall be exempt with respect to any trading for its own account that is the result of the ISO with respect to the consenting customer's order.

(g) Odd Lot and Bona Fide Error Transaction Exceptions

The obligations under this LTSE Rule 10.160 shall not apply to a Member's proprietary trade that is (1) to offset a customer order that is in an amount less than a normal unit of trading; or (2) to correct a bona fide error. Members are required to demonstrate and document the basis upon which a transaction meets the bona fide error exception. For purposes of this LTSE Rule 10.160, a bona fide error is:

(1) the inaccurate conveyance or execution of any term of an order, including, but not limited to, price, number of shares or other unit of trading; identification of the security; identification of the account for which securities are purchased or sold; lost or otherwise misplaced order tickets; short sales that were instead sold long or vice versa; or the execution of an order on the wrong side of a market;

(2) the unauthorized or unintended purchase, sale, or allocation of securities, or the failure to follow specific client instructions;

(3) the incorrect entry of data into relevant systems, including reliance on incorrect cash positions, withdrawals, or securities positions reflected in an account; or

(4) a delay, outage, or failure of a communication system used to transmit market data prices or to facilitate the delivery or execution of an order.

(h) Minimum Price Improvement Standards

The minimum amount of price improvement necessary for a Member to execute an order on a proprietary basis when holding an unexecuted limit order in that same security, and not be required to execute the held limit order is as follows:

(1) For customer limit orders priced greater than or equal to $1.00, the minimum amount of price improvement required is $0.01 for NMS stocks;

(2) For customer limit orders priced greater than or equal to $0.01 and less than $1.00, the minimum amount of price improvement required is the lesser of $0.01 or one-half (1/2) of the current inside spread;

(3) For customer limit orders priced less than $0.01 but greater than or equal to $0.001, the minimum amount of price improvement required is the lesser of $0.001 or one-half (1/2) of the current inside spread;

(4) For customer limit orders priced less than $0.001 but greater than or equal to $0.0001, the minimum amount of price improvement required is the lesser of $0.0001 or one-half (1/2) of the current inside spread;

(5) For customer limit orders priced less than $0.0001 but greater than or equal to $0.00001, the minimum amount of price improvement required is the lesser of $0.00001 or one-half (1/2) of the current inside spread;

(6) For customer limit orders priced less than $0.00001, the minimum amount of price improvement required is the lesser of $0.000001 or one-half (1/2) of the current inside spread; and

(7) For customer limit orders priced outside the best inside market, the minimum amount of price improvement required must either meet the requirements set forth above or the Member must trade at a price at or inside the best inside market for the security.

In addition, if the minimum price improvement standards above would trigger the protection of a pending customer limit order, any better-priced customer limit order(s) must also be protected under this LTSE Rule 10.160, even if those better-priced limit orders would not be directly triggered under the minimum price improvement standards above.

(i) Order Handling Procedures

A Member must make every effort to execute a marketable customer order that it receives fully and promptly. A Member that is holding a customer order that is marketable and has not been immediately executed must make every effort to cross such order with any other order received by the Member on the other side of the market up to the size of such order at a price that is no less than the best bid and no greater than the best offer at the time the subsequent order is received by the Member that is consistent with the terms of the orders. In the event that a Member is holding multiple orders on both sides of the market that have not been executed, the Member must make every effort to cross or otherwise execute such orders in a manner that is reasonable and consistent with the objectives of this LTSE Rule 10.160, and with the terms of the orders. A Member can satisfy the crossing requirement by contemporaneously buying from the seller and selling to the buyer at the same price.

(j) Trading Outside Normal Market Hours

Members generally may limit the life of a customer order to the period of normal market hours of 9:30 a.m. to 4:00 p.m. Eastern Time. However, if the customer and Member agree to the processing of the customer's order outside normal market hours, the protections of this LTSE Rule shall apply to that customer's order at all times the customer order is executable by the Member.

Rule 10.170. Joint Activity

(a) No Member, directly or indirectly, shall hold any interest or participation in any joint account for buying or selling in a security traded on the Exchange, unless such joint account is promptly reported to the Exchange. The report should contain the following information for each account:

(1) the name of the account, with names of all participants and their respective interests in profits and losses;

(2) a statement regarding the purpose of the account;

(3) the name of the Member carrying and clearing the account; and

(4) a copy of any written agreement or instrument relating to the account.

Rule 10.180. Influencing the Consolidated Tape

(a) No Member shall attempt to execute a transaction or transactions to buy or sell a security for the purpose of influencing any report appearing on the Consolidated Tape.

Rule 10.190. Trade Shredding

No Member or associated person of a Member may engage in "trade shredding". Trade shredding is conduct that has the intent or effect of splitting any order into multiple smaller orders for execution or any execution into multiple smaller executions for the primary purpose of maximizing a monetary or in-kind amount to be received by the Member or associated person of a Member as a result of the execution of such orders or the transaction reporting of such executions. For purposes of this LTSE Rule 10.190, "monetary or in-kind amount" shall be defined to include, but not be limited to, any credits, commissions, gratuities, payments for or rebates of fees, or any other payments of value to the Member or associated person of a Member.

Rule Series 10.200. Trading Obligations

Rule 10.210. Options

(a) No Member shall initiate the purchase or sale on the Exchange for its own account, or for any account in which it is directly or indirectly interested, of any stock of any issuer in which it holds or has granted any put, call, straddle or option; provided, however, that this prohibition shall not be applicable in respect of any option issued by The Options Clearing Corporation.

(b) No Member acting as an odd-lot dealer shall become interested, directly or indirectly, in a pool dealing or trading in the stock of any issuer in which it is an odd-lot dealer, nor shall it acquire or grant directly or indirectly, any option to buy or sell, receive, or deliver shares of stock of any issuer in which such Member is an odd-lot dealer, unless such option is issued by The Options Clearing Corporation.

Rule 10.220. Best Execution and Interpositioning

(a) Best Execution

(1) In any transaction for or with a customer or a customer of another broker-dealer, a Member and persons associated with a Member shall use reasonable diligence to ascertain the best market for the subject security and buy or sell in such market so that the resultant price to the customer is as favorable as possible under prevailing market conditions. Among the factors that will be considered in determining whether a Member has used "reasonable diligence" are:

(A) the character of the market for the security (e.g., price, volatility, relative liquidity, and pressure on available communications);

(B) the size and type of transaction;

(C) the number of markets checked;

(D) accessibility of the quotation; and

(E) the terms and conditions of the order which result in the transaction, as communicated to the Member and persons associated with the Member.

(2) In any transaction for or with a customer or a customer of another broker-dealer, no Member or person associated with a Member shall interject a third party between the Member and the best market for the subject security in a manner inconsistent with paragraph (a)(1) of this LTSE Rule 10.220.

(b) When a Member cannot execute directly with a market but must employ a broker's broker or some other means in order to ensure an execution advantageous to the customer, the burden of showing the acceptable circumstances for doing so is on the Member.

(c) Failure to maintain or adequately staff a department assigned to execute customers' orders cannot be considered justification for executing away from the best available market, nor can channeling orders through a third party as described above as reciprocation for service or business operate to relieve a Member of its obligations under this LTSE Rule 10.220.

(d) A Member through which an order is channeled and that knowingly is a party to an arrangement whereby the initiating Member has not fulfilled its obligations under this LTSE Rule 10.220, will also be deemed to have violated this LTSE Rule 10.220.

(e) The obligations described in paragraphs (a) through (d) above exist not only where the Member acts as agent for the account of its customer but also where transactions are executed as principal.

(f) Execution of Marketable Customer Orders

A Member must make every effort to execute a marketable customer order that it receives fully and promptly.

(g) Definition of "Market"

For purposes of LTSE Rule 10.220, the term "market" or "markets" is to be construed broadly, and it encompasses a variety of different venues, including, but not limited to, trading centers that are trading a particular security. This expansive interpretation is meant to both inform broker-dealers as to the breadth of the scope of venues that must be considered in the furtherance of their best execution obligations and to promote fair competition among broker-dealers, exchange markets, and markets other than exchange markets, as well as any other venue that may emerge, by not mandating that certain trading venues have less relevance than others in the course of determining a firm's best execution obligations.

(h) Best Execution and Executing Brokers

A Member's duty to provide best execution in any transaction "for or with a customer of another broker-dealer" does not apply in instances when another broker-dealer is simply executing a customer order against the Member's quote. The duty to provide best execution to customer orders received from other broker-dealers arises only when an order is routed from the broker-dealer to the Member for the purpose of order handling and execution. This clarification is intended to draw a distinction between those situations in which the Member is acting solely as the buyer or seller in connection with orders presented by a broker-dealer against the Member's quote, as opposed to those circumstances in which the Member is accepting order flow from another broker-dealer for the purpose of facilitating the handling and execution of such orders.

(i) Use of a Broker's Broker

Paragraph (b) of this LTSE Rule 10.220 provides that when a Member cannot execute directly with a market but must employ a broker's broker or some other means in order to ensure an execution advantageous to the customer, the burden of showing the acceptable circumstances for doing so is on the Member. Examples of acceptable circumstances are where a customer's order is "crossed" with another firm that has a

corresponding order on the other side, or where the identity of the firm, if known, would likely cause undue price movements adversely affecting the cost or proceeds to the customer.

(j) Orders Involving Securities with Limited Quotations or Pricing Information

Although the best execution requirements in this LTSE Rule 10.220 apply to orders in all securities, markets for securities differ dramatically. One of the areas in which a Member must be especially diligent in ensuring that it has met its best execution obligations is with respect to customer orders involving securities for which there is limited pricing information or quotations available. Each Member must have written policies and procedures in place that address how the Member will determine the best inter-dealer market for such a security in the absence of pricing information or multiple quotations and must document its compliance with those policies and procedures. For example, a Member should analyze pricing information based on other data, such as previous trades in the security, to determine whether the resultant price to the customer is as favorable as possible under prevailing market conditions. In these instances, a Member should generally seek out other sources of pricing information or potential liquidity, which may include obtaining quotations from other sources (e.g., other firms that the Member previously has traded within the security).

(k) Customer Instructions Regarding Order Handling

If a Member receives an unsolicited instruction from a customer to route that customer's order to a particular market for execution, the Member is not required to make a best execution determination beyond the customer's specific instruction. Members are, however, still required to process that customer's order promptly and in accordance with the terms of the order and its instructions. Where a customer has directed that an order be routed to another specific broker-dealer that is also a FINRA Member, the receiving broker-dealer to which the order was directed would be required to meet the requirements of FINRA Rule 5310 with respect to its handling of the order.

(l) Regular and Rigorous Review of Execution Quality

No Member can transfer to another person its obligation to provide best execution to its customers' orders. A Member that routes customer orders to other broker-dealers for execution on an automated, non-discretionary basis, as well as a Member that internalizes customer order flow, must have procedures in place to ensure the Member periodically conducts regular and rigorous reviews of the quality of the executions of its customers' orders if it does not conduct an order-by-order review. The review must be conducted on a security-by-security, type-of-order basis (e.g., limit order, market order, and market on open order). At a minimum, a Member must conduct such reviews on a

quarterly basis; however, Members should consider, based on the firm's business, whether more frequent reviews are needed.

(m) In conducting its regular and rigorous review, a Member must determine whether any material differences in execution quality exist among the markets trading the security and, if so, modify the Member's routing arrangements, or justify why it is not modifying its routing arrangements. To assure that order flow is directed to markets providing the most beneficial terms for their customers' orders, the Member must compare, among other things, the quality of the executions the Member is obtaining via current order routing and execution arrangements (including the internalization of order flow) to the quality of the executions that the Member could obtain from competing markets. In reviewing and comparing the execution quality of its current order routing and execution arrangements to the execution quality of other markets, a Member should consider the following factors:

(1) price improvement opportunities (i.e., the difference between the execution price and the best quotes prevailing at the time the order is received by the market);

(2) differences in price disimprovement (i.e., situations in which a customer receives a worse price at execution than the best quotes prevailing at the time the order is received by the market);

(3) the likelihood of execution of limit orders;

(4) the speed of execution;

(5) the size of execution;

(6) transaction costs;

(7) customer needs and expectations; and

(8) the existence of internalization or payment for order flow arrangements.

(n) A Member that routes its order flow to another Member that has agreed to handle that order flow as agent for the customer (e.g., a clearing firm or other executing broker-dealer) can rely on that Member's regular and rigorous review as long as the statistical results and rationale of the review are fully disclosed to the Member, and the Member periodically reviews how the review is conducted, as well as the results of the review.

* * * * * *Supplementary Material* * * * *

.01 Best Execution and Information Leakage

In FINRA Regulatory Notice 15-46, FINRA provides guidance, among other things, on best execution obligations in equity markets. FINRA notes that, in conducting a review of execution quality in any security, a firm should consider a variety of relevant factors. For a firm that routinely routes a customer order to multiple trading centers, one such factor that is highlighted is information leakage and the impact of information leakage on execution quality. In particular, FINRA notes that "[f]irms should consider the risk of information leakage by routing orders to a particular venue in light of the fill rates achieved at that venue and carefully assess whether the risks outweigh the potential for an execution."

Rule 10.230. Publication of Transactions and Changes

(a) The Exchange shall cause to be disseminated for publication on the Consolidated Tape all last sale price reports of transactions executed through the facilities of the Exchange pursuant to the requirements of an effective transaction reporting plan approved by the Commission.

(b) To facilitate the dissemination of such last sale price reports, each Member shall cause to be reported to the Exchange, as promptly as possible after execution, all information concerning each transaction required by the effective transaction reporting plan.

(c) An official of the Exchange shall approve any corrections to reports transmitted over the consolidated tape. Any such corrections shall be made within one day after detection of the error.

Rule 10.240. Trading Ahead of Research Reports

(a) No Member shall establish, increase, decrease or liquidate an inventory position in a security or a derivative of such security based on non-public advance knowledge of the content or timing of a research report in that security.

(b) Members must establish, maintain, and enforce policies and procedures reasonably designed to restrict or limit the information flow between research department personnel, or other persons with knowledge of the content or timing of a research report, and trading department personnel, so as to prevent trading department personnel from utilizing non-public advance knowledge of the issuance or content of a research report for the benefit of the Member or any other person.

Rule 10.250. Obligation to Honor System Trades

If a Member, or clearing Member acting on a Member's behalf, is reported by the System, or shown by the activity reports generated by the System, as constituting a side of a System trade, such Member, or clearing Member acting on its behalf, shall honor such trade on the scheduled settlement date.

Rule 10.260. Front Running of Block Transactions

(a) Members and persons associated with a Member shall comply with FINRA Rule 5270 as if such rule were part of the Exchange's Rules.

(b) Front Running of Non-Block Transactions. Although the prohibitions in FINRA Rule 5270 are limited to imminent block transactions, the front running of other types of orders that place the financial interests of the Member or persons associated with a Member ahead of those of its customer, or the misuse of knowledge of an imminent customer order, may violate other LTSE Rules, including LTSE Rules 3.110 and 10.160 or provisions of the federal securities laws.

Rule 10.270. Disruptive Quoting and Trading Activity Prohibited

No Member shall engage in or facilitate disruptive quoting and trading activity on the Exchange, as described in Supplementary Material. 01 and .02 of this LTSE Rule 10.270, including acting in concert with other persons to effect such activity.

**** * * * * Supplementary Material * * * ****

.01 For purposes of this LTSE Rule 10.270, disruptive quoting and trading activity shall include a frequent pattern in which the following facts are present:

(a) Disruptive Quoting and Trading Activity Type 1:

(1) a party enters multiple limit orders on one side of the market at various price levels (the "Displayed Orders"); and

(2) following the entry of the Displayed Orders, the level of supply and demand for the security changes; and

(3) the party enters one or more orders on the opposite side of the market of the Displayed Orders (the "Contra-Side Orders") that are subsequently executed; and

(4) following the execution of the Contra-Side Orders, the party cancels the Displayed Orders.

(b) Disruptive Quoting and Trading Activity Type 2:

(1) a party narrows the spread for a security by placing an order inside the NBBO; and

(2) the party then submits an order on the opposite side of the market that executes against another market participant that joined the new inside market established by the order described in paragraph (b)(1).

.02 Applicability.

For purposes of this LTSE Rule 10.270, disruptive quoting and trading activity shall include a frequent pattern in which the facts listed above are present. Unless otherwise indicated, the order of the events indicating the pattern does not modify the applicability of the Rule. Further, disruptive quoting and trading activity includes a pattern or practice in which all of the quoting and trading activity is conducted on the Exchange, as well as a pattern or practice in which some portion of the quoting or trading activity is conducted on the Exchange, and the other portions of the quoting or trading activity is conducted on one or more other exchanges.

CHAPTER 11. TRADING RULES

Rule Series 11.100 General Trading Rules

Rule 11.110. Hours of Trading and Trading Days

(a) Orders may be executed on the Exchange during the Regular Market Session and during the Pre- and Post-Market Sessions. Certain order types and functionality are available only during the Regular Market Session as described in LTSE Rule 11.190.

(b) The Exchange will be open for the transaction of business on business days. The Exchange will not be open for business on the following federal holidays: New Year's Day, Dr. Martin Luther King Jr. Day, Presidents Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas. When any holiday observed by the Exchange falls on a Saturday, the Exchange will not be open for business on the preceding Friday. When any holiday observed by the Exchange falls on a Sunday, the Exchange will not be open for business on the following Monday, unless otherwise indicated by the Exchange.

(c) The Chief Executive Officer of the Exchange, or his or her designee, who must be a senior officer of the Exchange, shall have the power to halt or suspend trading in any and all securities traded on the Exchange, to close some or all Exchange facilities, and to determine the duration of any such halt, suspension, or closing, when he or she deems such action necessary for the maintenance of fair and orderly markets, the protection of investors, and/or otherwise in the public interest, including special circumstances such as: (1) actual or threatened physical danger, severe climatic conditions, civil unrest, terrorism, acts of war, or loss or interruption of facilities utilized by the Exchange; (2) a request by a governmental agency or official; or (3) a period of mourning or recognition for a person or event. No such action shall continue longer than a period of two (2) days, or as soon thereafter as a quorum of Directors can be assembled, unless the Board approves the continuation of such suspension.

Rule 11.120. Securities Eligible for Trading

The Exchange shall designate securities for trading. Any classes of securities listed or admitted to unlisted trading privileges on the Exchange shall be eligible to become designated for trading on the Exchange in accordance with the Rules of Chapter 14. All securities designated for trading are eligible for odd-lot, round-lot, and mixed-lot executions, unless otherwise indicated by the Exchange, or limited pursuant to the LTSE Rules.

Rule 11.130. Access

(a) General. The System shall be available for entry and execution of orders by Users with authorized access. To obtain authorized access to the System, each User must enter into a User Agreement with the Exchange in such form as the Exchange may provide ("User Agreement").

(b) Sponsored Participants. A Sponsored Participant may obtain authorized access to the System only if such access is authorized in advance by one or more Sponsoring Members as follows:

(1) Sponsored Participants must enter into and maintain customer agreements with one or more Sponsoring Members establishing proper relationship(s) and account(s) through which the Sponsored Participant may trade on the System. Such customer agreement(s) must incorporate the Sponsorship Provisions set forth in paragraph (2) below.

(2) For a Sponsored Participant to obtain and maintain authorized access to the System, a Sponsored Participant and its Sponsoring Member must agree in writing to the following Sponsorship Provisions:

(A) Sponsored Participant and its Sponsoring Member must have entered into and maintain a User Agreement with the Exchange.

(B) Sponsoring Member acknowledges and agrees that:

(i) All orders entered by the Sponsored Participants and any person acting on behalf of or in the name of such Sponsored Participant, and any executions occurring as a result of such orders, are binding in all respects on the Sponsoring Member.

(ii) Sponsoring Member is responsible for any and all actions taken by such Sponsored Participant, and any person acting on behalf of or in the name of such Sponsored Participant.

(iii) Sponsoring Member shall comply with the Exchange's Certificate of Incorporation, Bylaws, Rules, and procedures, and Sponsored Participant shall comply with the same, as if Sponsored Participant were a Member.

(iv) Sponsored Participant shall maintain, keep current, and provide to the Sponsoring Member, and to the Exchange upon request, a list of Authorized Traders who may obtain access to the System on behalf of the Sponsored Participant. Sponsored Participant shall be subject to the

obligations of LTSE Rule 11.140 with respect to such Authorized Traders. Sponsored Participant shall familiarize its Authorized Traders with all of the Sponsored Participant's obligations under this LTSE Rule 11.130 and will assure that they receive appropriate training prior to any use or access to the System.

(v) Sponsored Participant may not permit anyone other than Authorized Traders to use or obtain access to the System.

(vi) Sponsored Participant shall take reasonable security precautions to prevent unauthorized use or access to the System, including unauthorized entry of information into the System, or the information and data made available therein. Sponsored Participant understands and agrees that Sponsored Participant is responsible for any and all orders, trades, and other messages and instructions entered, transmitted or received under identifiers, passwords, and security codes of Authorized Traders, and for the trading and other consequences thereof. Sponsored Participant acknowledges its responsibility to establish adequate procedures and controls that permit it to effectively monitor its employees', agents', and customers' use and access to the System for compliance with the terms of the User Agreement and the LTSE Rules.

(vii) Sponsored Participant shall pay when due all amounts, if any, payable to Sponsoring Member, the Exchange or any other third parties that arise from the Sponsored Participant's access to and use of the System. Such amounts include, but are not limited to applicable exchange and regulatory fees.

(C) The Sponsoring Member must provide the Exchange with a written statement in form and substance acceptable to the Exchange identifying each Sponsored Participant by name and market participant identifier ("MPID"), and acknowledging its responsibility for the orders, executions, and actions of such Sponsored Participant.

(c) Data Recipients. The System shall be available for receipt of the Exchange's data products specified in LTSE Rule 11.330 (collectively, "Exchange data products") by data recipients with authorized access ("Data Recipients"). To obtain authorized access to the Exchange data products, each Data Recipient must enter into a Data Agreement with the Exchange in such form as the Exchange may provide ("Data Agreement").

(d) Service Bureaus. The System shall be available for entry and execution of orders by Members with authorized access via a service bureau with authorized access ("Service Bureau"). To obtain authorized access to the System, each Service Bureau must enter into a Service Bureau Agreement with the Exchange in such form as the Exchange may provide ("Service Bureau Agreement").

(e) Extranet Providers. The System shall be available for entry and execution of orders by Members with authorized access via connectivity to the Exchange provided by an extranet provider with authorized access ("Extranet Provider"). To obtain authorized access to the System, each Extranet Provider must enter into a Connectivity Services Agreement with the Exchange in such form as the Exchange may provide ("Connectivity Services Agreement" including the "Extranet Addendum") and support a minimum data exchange rate, as may be determined by the Exchange from time-to-time and disseminated in LTSE information circulars.

Rule 11.140. Authorized Traders

(a) A Member shall maintain a list of ATs who may obtain access to the System on behalf of the Member or the Member's Sponsored Participants. The Member shall update the list of ATs as necessary. Members must provide the list of ATs to the Exchange upon request.

(b) A Member must have reasonable procedures to ensure that all ATs comply with all LTSE Rules and all other procedures related to the System.

(c) A Member must suspend or withdraw a person's status as an AT if the Exchange has determined that the person has caused the Member to fail to comply with the Rules of the Exchange and the Exchange has directed the Member to suspend or withdraw the person's status as an AT.

(d) A Member must have reasonable procedures to ensure that the ATs maintain the physical security of the equipment for accessing the facilities of the Exchange to prevent the improper use or access to the systems, including unauthorized entry of information into the systems.

(e) To be eligible for registration as an AT of a Member, a person must successfully complete the General Securities Representative Examination (Series 7) or the Securities Trader Qualification Examination (Series 57), or an equivalent foreign examination module approved by the Exchange as defined in Rule 2.160(h) and (i), and any other training and/or certification programs as may be required by the Exchange.

Rule 11.150. Registration as a Market Maker

(a) Quotations and quotation sizes may be entered into LTSE only by a Member registered as an LTSE Market Maker or other entity approved by LTSE to function in a market-making capacity.

(b) An LTSE Market Maker may become registered in an issue by entering a registration request via an LTSE approved electronic interface with LTSE’s systems or by contacting LTSE Market Operations. Registration shall become effective on the day the registration request is entered.

(c) An LTSE Market Maker's registration in an issue shall be terminated by LTSE if the market maker fails to enter quotations in the issue within five (5) business days after the market maker's registration in the issue becomes effective.

Rule 11.151. Market Maker Obligations

A Member registered as a Market Maker shall engage in a course of dealings for its own account to assist in the maintenance, insofar as reasonably practicable, of fair and orderly markets in accordance with this LTSE Rule.

(a) Quotation Requirements and Obligations

(1) Two-Sided Quote Obligation. For each security in which a Member is registered as a Market Maker, the Member shall be willing to buy and sell such security for its own account on a continuous basis during regular market hours and shall enter and maintain a two-sided trading interest ("Two-Sided Obligation") that is identified to the Exchange as the interest meeting the obligation and is displayed in the Exchange's quotation at all times. Interest eligible to be considered as part of a Market Maker's Two-Sided Obligation shall have a displayed quotation size of at least one normal unit of trading (or a larger multiple thereof); provided, however, that a Market Maker may augment its Two-Sided Obligation size to display limit orders priced at the same price as the Two-Sided Obligation. Unless otherwise designated, a "normal unit of trading" shall be 100 shares. After an execution against its Two-Sided Obligation, a Market Maker must ensure that additional trading interest exists in the Exchange to satisfy its Two-Sided Obligation either by immediately entering new interest to comply with this obligation to maintain continuous two-sided quotations or identify to the Exchange current resting interest that satisfies the Two-Sided Obligation.

(2) Pricing Obligations. For NMS stocks (as defined in Rule 600 under Regulation NMS) a Market Maker shall adhere to the pricing obligations established by this LTSE Rule during the Regular Market Session; provided, however, that such

pricing obligations (i) shall not commence during any trading day until after the first regular way transaction on the primary listing market in the security, as reported by the responsible single plan processor, and (ii) shall be suspended during a trading halt, suspension, or pause, and shall not re-commence until after the first regular way transaction on the primary listing market in the security following such halt, suspension, or pause, as reported by the responsible single plan processor.

(3) Bid Quotations. At the time of entry of bid interest satisfying the Two-Sided Obligation, the price of the bid interest shall be not more than the Designated Percentage lower than the then current National Best Bid, or if no National Best Bid, not more than the Designated Percentage lower than the last reported sale from the responsible single plan processor. In the event that the National Best Bid (or if no National Best Bid, the last reported sale) increases to a level that would cause the bid interest of the Two-Sided Obligation to be more than the Defined Limit lower than the National Best Bid (or if no National Best Bid, the last reported sale), or if the bid is executed or canceled, the Market Maker shall enter new bid interest at a price not more than the Designated Percentage lower than the then current National Best Bid (or if no National Best Bid, the last reported sale), or identify to the Exchange current resting interest that satisfies the Two-Sided Obligation.

(4) Offer Quotations. At the time of entry of offer interest satisfying the Two-Sided Obligation, the price of the offer interest shall be not more than the Designated Percentage higher than the then current National Best Offer, or if no National Best Offer, not more than the Designated Percentage higher than the last reported sale received from the responsible single plan processor. In the event that the National Best Offer (or if no National Best Offer, the last reported sale) decreases to a level that would cause the offer interest of the Two-Sided Obligation to be more than the Defined Limit higher than the National Best Offer (or if no National Best Offer, the last reported sale), or if the offer is executed or canceled, the Market Maker shall enter new offer interest at a price not more than the Designated Percentage higher than the then current National Best Offer (or if no National Best Offer, the last reported sale), or identify to the Exchange current resting interest that satisfies the Two-Sided Obligation.

(5) The National Best Bid and Offer shall be determined by the Exchange in accordance with its procedures for determining protected quotations under Rule 600 under Regulation NMS.

(6) For purposes of this LTSE Rule, the "Designated Percentage" shall be eight (8) percentage points for securities that are included in the S&P 500® or Russell 1000® Index; 28% for securities with a price equal to or greater than $1 per share

that are not included in the S&P 500® or Russell 1000® Index; and 30% for securities with a price less than $1 per share that are not included in the S&P 500® Index or Russell 1000® Index; except that between 9:30 a.m. and 9:45 a.m. and between 3:35 p.m. and the close of trading, the Designated Percentage shall be 20% for securities that are included in the S&P 500® or Russell 1000® Index, 28% for securities with a price equal to or greater than $1 per share that are not included in the S&P 500® or Russell 1000® Index, and 30% for securities with a price less than $1 per share that are not included in the S&P 500® Index or Russell 1000® Index. The Designated Percentage for rights and warrants shall be 30%.

(7) For purposes of this LTSE Rule, the "Defined Limit" shall be 9.5% for securities that are included in the S&P 500® or Russell 1000® Index; 29.5% for with a price equal to or greater than $1 per share that are not included in the S&P 500® or Russell 1000® Index; and 31.5% for securities with a price less than $1 per share that are not included in the S&P 500® Index or Russell 1000® Index; except that between 9:30 a.m. and 9:45 a.m. and between 3:35 p.m. and the close of trading, the Defined Limit shall be 21.5% for securities that are included in the S&P 500® or Russell 1000® Index; 29.5% for securities with a price equal to or greater than $1 per share that are not included in the S&P 500® or Russell 1000® Index; and 31.5% for securities with a price less than $1 per share that are not included in the S&P 500® Index or Russell 1000® Index.

(8) Reserved.

(9) Reserved.

(10) Nothing in this LTSE Rule shall preclude a Market Marker from quoting at price levels that are closer to the National Best Bid and Offer than the levels required by this LTSE Rule.

(11) The minimum quotation increment for quotations of $1.00 or above in all System Securities shall be $0.01. The minimum quotation increment in the System for quotations below $1.00 in System Securities shall be $0.0001.

(12) The individual Market Participant Identifier ("MPID") assigned to a Member to meet its Two-Sided Obligation pursuant to subparagraph (a)(1) of this LTSE Rule shall be referred to as the Member's "Primary MPID". Market Makers may request the use of additional MPIDs that shall be referred to as "Supplemental MPIDs." A Market Maker that ceases to meet the obligations appurtenant to its Primary MPID in any security shall not be permitted to use a Supplemental MPID for any purpose in that security.

(13) Market Makers that are permitted the use of Supplemental MPIDs pursuant to subparagraph (12) above of this LTSE Rule are subject to the same rules applicable to the Members' first quotation, with one exception: the continuous two-sided quote requirement and excused withdrawal procedures described in LTSE Rule 11.152 do not apply to Market Makers' Supplemental MPIDs. Supplemental MPIDs may be identified to the Exchange as interest to satisfy a Market Maker's two-sided obligation, in which case in order to be satisfactory, the Supplemental MPID's interest must be no more than the Designated Percentage from the NBBO as described and defined in this LTSE Rule 11.151(a).

(b) Firm Quotations

(1) All quotations and orders to buy and sell entered into the System by LTSE Market Makers are firm and automatically executable for their displayed and non-displayed size in the System by all Users. A particular LTSE Market Maker's quotations may be canceled rather than executed if designated with an Anti-Internalization Group Identifier ("AGID") modifier which is the same as that of an active opposite side order and originating from the same group type as the Market Maker's order to buy or sell, as set forth in LTSE Rule 11.190(e). Notwithstanding the foregoing, Market Makers may not use AGID modifiers to evade the firm quotation obligation.

(c) Impaired Ability to Enter or Update Quotations.

(1) In the event that an LTSE Market Maker's ability to enter or update quotations is impaired, the market maker shall immediately contact LTSE Market Operations to request the withdrawal of its quotations.

(2) In the event that an LTSE Market Maker's ability to enter or update quotations is impaired and the market maker elects to remain in LTSE, the LTSE Market Maker shall execute an offer to buy or sell received from another Member at its quotations as disseminated through the Exchange.

(d) Reserved.

(e) Locked and Crossed Markets.

(1) Locked and Crossed Markets within the System: Any quotes or orders that are entered into the System that would lock or cross another order in the System will be executed by the System. For displayed orders only, this processing, set forth in LTSE Rule 11.190(g)(1), ensures that no locked or crossed markets can exist within the System and that price improvement is allocated fairly.

(2) Inter-market Locked and Crossed Markets.

(A) Definitions. For purposes of this LTSE Rule, the following definitions shall apply:

(i) The terms automated quotation, effective national market system plan, intermarket sweep order, manual quotation, NMS stock, protected quotation, the Regular Market Session, and trading center shall have the meanings set forth in Rule 600(b) of Regulation NMS under the Securities Exchange Act of 1934.

(ii) The term “Crossing Quotation” shall mean the display of a bid for an NMS stock during the Regular Market Session at a price that is higher than the price of an offer for such NMS stock previously disseminated pursuant to an effective national market system plan, or the display of an offer for an NMS stock during the Regular Market Session at a price that is lower than the price of a bid for such NMS stock previously disseminated pursuant to an effective national market system plan.

(iii) The term “Locking Quotation” shall mean the display of a bid for an NMS stock during the Regular Market Session at a price that equals the price of an offer for such NMS stock previously disseminated pursuant to an effective national market system plan, or the display of an offer for an NMS stock during the Regular Market Session at a price that equals the price of a bid for such NMS stock previously disseminated pursuant to an effective national market system plan.

(B) Prohibition. Except for quotations that fall within the provisions of paragraph (C) of this LTSE Rule, LTSE Members shall reasonably avoid displaying, and shall not engage in a pattern or practice of displaying any quotations that lock or cross a protected quotation, and any manual quotations that lock or cross a quotation previously disseminated pursuant to an effective national market system plan.

(C) Exceptions.

(i) The locking or crossing quotation was displayed at a time when the trading center displaying the locked or crossed quotation was experiencing a failure, material delay, or malfunction of its systems or equipment.

(ii) The locking or crossing quotation was displayed at a time when a Protected Bid was higher than a Protected Offer in the NMS stock.

Rule 11.152. Withdrawal of Quotations

(a) Except as provided in paragraph (b) of this LTSE Rule, a market maker that wishes to withdraw quotations in a security shall contact LTSE Regulation to obtain excused withdrawal status prior to withdrawing its quotations. Withdrawals of quotations shall be granted by LTSE Regulation only upon satisfying one of the conditions specified in this LTSE Rule.

(b) An LTSE Market Maker that wishes to obtain excused withdrawal status based on a market maker's systemic equipment problems, such as defects in an LTSE Market Maker's software or hardware systems or connectivity problems associated with the circuits connecting Exchange systems with the LTSE Market Maker's systems, shall contact LTSE Market Operations. LTSE Market Operations may grant excused withdrawal status based on systemic equipment problems for up to five (5) business days, unless extended by LTSE Market Operations.

(c) (1) For LTSE-listed securities, excused withdrawal status based on circumstances beyond the LTSE Market Maker's control, other than systemic equipment problems, may be granted for up to five (5) business days, unless extended by LTSE Regulation. Excused withdrawal status based on demonstrated legal or regulatory requirements, supported by appropriate documentation and accompanied by a representation that the condition necessitating the withdrawal of quotations is not permanent in nature, may, upon notification, be granted for not more than sixty (60) days (unless such request is required to be made pursuant to paragraph (e) below). Excused withdrawal status based on religious holidays may be granted only if written notice is received by LTSE one business day in advance and is approved by LTSE. Excused withdrawal status based on vacation may be granted only if:

(A) The written request for withdrawal is received by LTSE one business day in advance, and is approved by LTSE

(B) The request includes a list of securities for which withdrawal is requested; and

(C) The request is made by an LTSE Market Maker that meets the definition of a “Small Firm Member” pursuant to Definition Y of the FINRA Restated Certification of Incorporation, even if the LTSE Market Maker is not a FINRA member.

The withdrawal of quotations because of pending news, a sudden influx of orders or price changes, or to effect transactions with competitors shall not constitute acceptable reasons for granting excused withdrawal status.

(2) For securities listed on exchanges other than LTSE, an LTSE Market Maker that wishes to withdraw quotations shall contact LTSE Regulation to obtain excused withdrawal status prior to withdrawing its quotations. Excused withdrawal status based on illness, vacations or physical circumstances beyond the Market Maker's control may be granted for up to five (5) business days, unless extended by LTSE Regulation. Excused withdrawal status based on investment activity or advice of legal counsel, accompanied by a representation that the condition necessitating the withdrawal of quotations is not permanent in nature, may, upon written request, be granted for not more than sixty (60) days. The withdrawal of quotations because of pending news, a sudden influx of orders or price changes, or to effect transactions with competitors shall not constitute acceptable reasons for granting excused withdrawal status.

(d) Excused withdrawal status may be granted to an LTSE Market Maker that fails to maintain a clearing arrangement with a registered clearing agency or with a Member of such an agency and is withdrawn from participation in the trade reporting service of the Exchange, thereby terminating its registration as an LTSE Market Maker. Provided however, that if LTSE finds that the LTSE Market Maker's failure to maintain a clearing arrangement is voluntary, the withdrawal of quotations will be considered voluntary and unexcused pursuant to LTSE Rule 11.153 and the Rule 11 Series governing the Exchange. LTSE Market Makers that fail to maintain a clearing relationship will have their Exchange system status set to "suspend" and be thereby prevented from entering, or executing against, any quotes/orders in the System.

(e) Excused withdrawal status may be granted to an LTSE Market Maker that is a distribution participant or an affiliated purchaser in order to comply with SEC Rule 101 or 104 of Regulation M under the Act on the following conditions:

(1) A member acting as a manager (or in a similar capacity) of a distribution of a security that is a subject security or reference security under SEC Rule 101 and any member that is a distribution participant or an affiliated purchaser in such a distribution that does not have a manager shall provide written notice to LTSE Regulation and the Market Regulation Department of FINRA no later than the business day prior to the first entire trading session of the one-day or five-day restricted period under SEC Rule 101, unless later notification is necessary under the specific circumstances.

(A) The notice required by subparagraph (e)(1) of this Rule shall be provided by submitting a completed Underwriting Activity Report that includes a request on behalf of each LTSE Market Maker that is a distribution participant or an affiliated purchaser to withdraw the LTSE Market Maker's quotations and

includes the contemplated date and time of the commencement of the restricted period.

(B) The managing underwriter shall advise each LTSE Market Maker that it has been identified as a distribution participant or an affiliated purchaser to LTSE Regulation and that its quotations will be automatically withdrawn, unless a market maker that is a distribution participant (or an affiliated purchaser of a distribution participant) notifies LTSE Regulation as required by subparagraph (e)(2), below.

(2) An LTSE Market Maker that has been identified to LTSE Regulation as a distribution participant (or an affiliated purchaser of a distribution participant) shall promptly notify LTSE Regulation and the manager of its intention not to participate in the prospective distribution in order to avoid having its quotations withdrawn.

(3) If an LTSE Market Maker that is a distribution participant withdraws its quotations in an LTSE-listed security in order to comply with any provision of SEC Rules 101 or 104 of Regulation M and promptly notifies LTSE Regulation of its action, the withdrawal shall be deemed an excused withdrawal. Nothing in this subparagraph shall prohibit LTSE from taking such action as is necessary under the circumstances against a Member and its associated persons for failure to contact LTSE Regulation to obtain an excused withdrawal as required by subparagraphs (a) and (e) of this Rule.

(4) Reserved.

(5) A member acting as a manager (or in a similar capacity of a distribution subject to subparagraph (e)(1)) of this Rule shall submit a request to LTSE Regulation and the Market Regulation Department of FINRA to rescind the excused withdrawal status of distribution participants and affiliated purchasers, which request shall include the date and time of the pricing of the offering, the offering price, and the time the offering terminated, and, if not in writing, shall be confirmed in writing no later than the close of business the day the offering terminates. The request by this subparagraph may be submitted on the Underwriting Activity Report.

(f) The LTSE Appeals Committee shall have jurisdiction over proceedings brought by LTSE Market Makers seeking review of the denial of an excused withdrawal pursuant to this LTSE Rule, or the conditions imposed on their re-entry.

(g) An LTSE Market Maker that wishes to reinstate its quotations in a security after an excused withdrawal pursuant to LTSE Rule 11.152 shall contact LTSE to notify LTSE of its intention to be reinstated. Upon confirmation by LTSE that the market maker is

reinstated, the market maker will have no longer than ten minutes to meet its market making obligations under LTSE Rule 11.152.

Rule 11.153. Voluntary Termination of Registration

(a) An LTSE Market Maker may voluntarily terminate its registration in a security by withdrawing its two-sided quotation from the Exchange. An LTSE Market Maker that voluntarily terminates its registration in a security may not re-register as a market maker in that security for twenty (20) business days in the case of LTSE-listed securities or for one (1) business day in the case of other securities. Withdrawal from participation as an LTSE Market Maker in the Exchange shall constitute termination of registration as a market maker in that security for purposes of this LTSE Rule; provided, however, that an LTSE Market Maker that fails to maintain a clearing arrangement with a registered clearing agency or with a Member of such an agency and is withdrawn from participation in the Exchange and thereby terminates its registration as an LTSE Market Maker may register as an LTSE Market Maker at any time after a clearing arrangement has been reestablished unless LTSE finds that the LTSE Market Maker's failure to maintain a clearing arrangement is voluntary, in which case the withdrawal of quotations will be considered voluntary and unexcused.

(b) Notwithstanding the above, an LTSE Market Maker that accidentally withdraws as an LTSE Market Maker may be reinstated if:

(1) The LTSE Market Maker notified Regulation of the accidental withdrawal as soon as practicable under the circumstances, but within at least one hour of such withdrawal, and immediately thereafter provided written notification of the withdrawal and reinstatement request;

(2) It is clear that the withdrawal was inadvertent and the LTSE Market Maker was not attempting to avoid its market making obligations; and

(3) The LTSE Market Maker's firm would not exceed the following reinstatement limitations:

(A) For firms that simultaneously made markets in less than 250 stocks during the previous calendar year, the firm can receive no more than two (2) reinstatements per year;

(4) For firms that simultaneously made markets in 250 or more but less than 500 stocks during the previous calendar year, the firm can receive no more than three (3) reinstatements per year; and

(5) For firms that simultaneously made markets in 500 or more stocks during the previous calendar year, the firm can receive no more than six (6) reinstatements per year.

(c) Factors that LTSE will consider in granting a reinstatement under paragraph (b) of this LTSE Rule include, but are not limited to:

(1) The number of accidental withdrawals by the LTSE Market Maker in the past, as compared with LTSE Market Makers making markets in a comparable number of stocks;

(2) The similarity between the symbol of the stock that the LTSE Market Maker intended to withdraw from and the symbol of the stock that the LTSE Market Maker actually withdrew from;

(3) Market conditions at the time of the withdrawal;

(4) Whether, given the market conditions at the time of the withdrawal, the withdrawal served to reduce the exposure of the Member's position in the security at the time of the withdrawal to market risk; and

(5) The timeliness with which the LTSE Market Maker notified Regulation of the error.

(d) For purposes of paragraph (a) of this LTSE Rule, a Market Maker shall not be deemed to have voluntarily terminated its registration in a security by voluntarily withdrawing its two-sided quotation from the Exchange if the LTSE Market Maker's two-sided quotation in the subject security is withdrawn by LTSE's systems due to issuer corporate action related to a dividend, payment or distribution, or due to a trading halt, and one of the following conditions is satisfied:

(1) The LTSE Market Maker enters a new two-sided quotation prior to the close of the Regular Market Session on the same day when LTSE's systems withdrew such a quotation;

(2) The LTSE Market Maker enters a new two-sided quotation on the day when trading resumes following a trading halt, or, if the resumption of trading occurs when the market is not in regular session, the LTSE Market Maker enters a new two-sided quotation prior to the opening of the next Regular Market Session; or

(3) Upon request from the market maker, LTSE Regulation authorizes the market maker to enter a new two-sided quotation, provided that LTSE Regulation receives the market maker's request prior to the close of the Regular Market Session on the next regular trading day after the day on which the Market Maker became eligible

to re-enter a quotation pursuant to subparagraph (d)(1) or (d)(2) hereof and determines that the LTSE Market Maker was not attempting to avoid its market making obligations by failing to re-enter such a quotation earlier.

(e) The LTSE Appeals Committee shall have jurisdiction over proceedings brought by LTSE Market Makers seeking review of their denial of a reinstatement pursuant to paragraphs (b) or (d) of this LTSE Rule.

Rule 11.154. Suspension and Termination of Quotations

LTSE may, pursuant to the procedures set forth in Chapter 9, suspend, condition, limit, prohibit or terminate the authority of an LTSE Market Maker or Member to enter quotations in one or more authorized securities for violations of applicable requirements or prohibitions.

Rule 11.160. Notification Requirements for Offering Participants

(a) General.

This LTSE Rule 11.160 sets forth the notice requirements applicable to all Members participating in offerings of listed securities for purposes of monitoring compliance with the provisions of SEC Regulation M. In addition to the requirements under this LTSE Rule 11.160, Members also must comply with all applicable rules governing the withdrawal of quotations in accordance with SEC Regulation M.

(b) Definitions.

For purposes of this Rule, the following terms shall have the meanings as set forth in Rules 100 and 101 of SEC Regulation M: "actively traded", "affiliated purchaser", "covered security", "distribution", "distribution participant", "offering price", "penalty bid", "restricted period", "selling security holder", "stabilizing" and "syndicate covering transaction".

(c) Notice Relating to Distributions of Listed Securities Subject to a Restricted Period Under SEC Regulation M

(1) A Member acting as a manager (or in a similar capacity) of a distribution of any listed security that is a covered security subject to a restricted period under Rule 101 of SEC Regulation M shall provide written notice to the Exchange, in such form as specified by the Exchange, of the following:

(A) the Member's determination as to whether a one-day or five-day restricted period applies under Rule 101 of SEC Regulation M and the basis for such determination, including the contemplated date and time of the commencement of the restricted period, the listed security name and symbol, and identification of the distribution participants and affiliated purchasers, no

later than the business day prior to the first complete trading session of the applicable restricted period, unless later notification is necessary under specific circumstances;

(B) the pricing of the distribution, including the listed security name and symbol, the type of security, the number of shares offered, the offering price, the last sale before the distribution, the pricing basis, the SEC effective date and time, the trade date, the restricted period, and identification of the distribution participants and affiliated purchasers, no later than the close of business the next business day following the pricing of the distribution, unless later notification is necessary under specific circumstances;

(C) the cancellation or postponement of any distribution for which prior notification of commencement of the restricted period has been submitted under paragraph (c)(1)(A) above, immediately upon the cancellation or postponement of such distribution; and

(D) If no Member is acting as a manager (or in a similar capacity) of such distribution, then each Member that is a distribution participant or affiliated purchaser shall provide the notice required under this paragraph (c)(1), unless another Member has assumed responsibility in writing for compliance therewith.

(2) Any Member that is an issuer or selling security holder in a distribution of any listed security that is a covered security subject to a restricted period under Rule 102 of SEC Regulation M shall comply with the notice requirements of paragraph (c)(1), unless another Member has assumed responsibility in writing for compliance therewith.

(d) Notice Relating to Distributions of "Actively Traded" Securities Under SEC Regulation M

A Member acting as a manager (or in a similar capacity) of a distribution of any listed security that is considered an "actively traded" security under Rule 101 of SEC Regulation M shall provide written notice to the Exchange, in such form as specified by the Exchange, of the following:

(1) the Member's determination that no restricted period applies under Rule 101 of SEC Regulation M and the basis for such determination; and

(2) the pricing of the distribution, including the listed security name and symbol, the type of security, the number of shares offered, the offering price, the last sale

before the distribution, the pricing basis, the SEC effective date and time, the trade date, and identification of the distribution participants and affiliated purchasers.

Such notice shall be provided no later than the close of business the next business day following the pricing of the distribution, unless later notification is necessary under specific circumstances.

If no Member is acting as a manager (or in a similar capacity) of such distribution, then each Member that is a distribution participant or an affiliated purchaser shall provide the notice required under this paragraph (d), unless another Member has assumed responsibility in writing for compliance therewith.

(e) Notice of Stabilizing Bids, Penalty Bids and Syndicate Covering Transactions in Listed Securities

A Member placing or transmitting a stabilizing bid, imposing a penalty bid, or engaging in a syndicate covering transaction in connection with an offering of a listed security pursuant to Rule 104 of SEC Regulation M shall, unless another Member has assumed responsibility in writing for compliance with this paragraph (e), provide written notice to the Exchange, in such form as specified by the Exchange, of the following:

(1) the Member's intention to conduct such activity, prior to placing or transmitting the stabilizing bid, imposing the penalty bid or engaging in the first syndicate covering transaction, including identification of the listed security and its symbol and the date such activity will occur; and

(2) confirmation that the Member has placed or transmitted a stabilizing bid, imposed a penalty bid or engaged in a syndicate covering transaction, within one business day of completion of such activity, including identification of the listed security and its symbol, the total number of shares and the date(s) of such activity.

Rule 11.170. Reserved

Rule 11.180. Units of Trading

(a) One hundred (100) shares shall constitute a "round lot," any amount less than 100 shares shall constitute an "odd lot," and any amount greater than 100 shares that is not a multiple of a round lot shall constitute a "mixed lot." Certain securities, as designated by their listing markets, have a normal unit of trade of less than 100 shares, and so the Exchange shall conform to the direction of the listing markets in those instances.

(b) The minimum unit of trading on the System shall be one share.

Rule 11.190. Orders and Modifiers

Users may enter into the System the types of orders listed in this LTSE Rule 11.190, subject to the limitations set forth in this LTSE Rule 11.190 or elsewhere in the LTSE Rules. Order, modifier, and parameter combinations which are disallowed by the Exchange may be rejected, ignored, or overridden by the Exchange, as determined by the Exchange to facilitate the most orderly handling of User instructions.

(a) General Order Types

(1) Limit Order. An order to buy or sell a stated amount of a security at a specified price ("limit price") or better. A "marketable" limit order is a limit order to buy (sell) at or above (below) the lowest (highest) Protected Offer (Bid) for the security. A limit order:

(A) May have any time-in-force ("TIF") supported by the System as described in section (c) of this LTSE Rule 11.190.

(B) All orders will be treated as LTSE Only, as defined in LTSE Rule 11.190(b)(6).

(C) May be an ISO, as defined in paragraph (b)(12) below. ISOs must be marked with a TIF of IOC, as defined in LTSE Rule 11.190(c)(1).

(D) Must be submitted with a limit price.

(E) May be entered during the Pre-Market Session, Regular Market Session, and Post-Market Session.

(i) Limit orders marked IOC are accepted and eligible to trade during the Pre-Market Session, Regular Market Session, and Post-Market Session.

(ii) Limit orders marked DAY, as defined in section (c) of this LTSE Rule 11.190, submitted before the open of the Regular Market Session are queued by the System until the Opening Auction (or Halt Auction, as applicable), pursuant to LTSE Rule 11.350, or the Regular Market Session Opening Process, pursuant to LTSE Rule 11.231. Limit orders marked DAY submitted during the Regular Market Session are accepted and begin trading immediately. Limit orders entered into the System marked DAY, if not fully executed or canceled by the User, expire at the end of the Regular Market Session. Limit orders marked DAY are rejected in the Post-Market Session.

(iii) Limit orders marked GTT, as defined in section (c) of this LTSE Rule 11.190, are accepted and eligible to trade during the Pre-Market Session, Regular Market Session, and Post-Market Session. Limit orders

entered into the System marked GTT begin trading immediately and, if not fully executed or canceled by the User, expire at the earlier of the expiration time assigned by the User or the end of the Post-Market Session.

(iv) Limit orders marked GTX, as defined in section (c) of this LTSE Rule 11.190, submitted before the open of the Regular Market Session, are queued by the System until the Opening Auction (or Halt Auction, as applicable), pursuant to LTSE Rule 11.350, or the Regular Market Session Opening Process, pursuant to LTSE Rule 11.231. Limit orders marked GTX submitted during the Regular Market Session and Post-Market Session are accepted and begin trading immediately. Limit orders entered into the System marked GTX, if not fully executed or canceled by the User, expire at the end of the Post-Market Session.

(v) Limit orders marked SYS, as defined in section (c) of this LTSE Rule 11.190, are accepted and eligible to trade during the Pre-Market Session, Regular Market Session, and Post-Market Session. Limit orders entered into the System marked SYS begin trading immediately and, if not fully executed or canceled by the User, expire at the end of the Post-Market Session

(F) May be a MQTY, as defined in paragraph (b)(11) below.

(G) May be displayed, non-displayed, or partially displayed.

(2) Market Order. An order to buy or sell a stated amount of a security that is to be executed at or better than the NBBO at the time the order reaches the Exchange. Market orders shall not trade through Protected Quotations. Any portion of a market order that is designated as “LTSE Only” will be canceled if upon receipt by the System, it cannot be executed by the Exchange in accordance with LTSE Rule 11.230. A market order:

(A) Must have a TIF of IOC or DAY.

(B) All orders will be treated as LTSE Only, as defined in LTSE Rule 11.190(b)(6).

(C) May not be an ISO, as defined in paragraph (b)(12) below.

(D) May not be submitted with a limit price.

(E) May only trade during the Regular Market Session. Market orders submitted in the Pre-Market Session may queue for the Opening Process as defined

below. Market orders submitted in the Post-Market Session will be rejected by the System.

(i) Market orders marked IOC are rejected during the Pre-Market Session and Post-Market Session. Market orders marked IOC are accepted and eligible to trade during the Regular Market Session.

(ii) Market orders marked DAY submitted before the open of the Regular Market Session are queued by the System until the Opening Auction (or Halt Auction, as applicable) for LTSE-listed securities pursuant to LTSE Rule 11.350, or until the Opening Process for non-LTSE listed securities pursuant to LTSE Rule 11.231. Market orders marked DAY are eligible to trade during the Regular Market Session and treated by the System as having a TIF of IOC.

(iii) Market orders marked GTT are rejected.

(iv) Market orders marked GTX are rejected.

(v) Market orders marked SYS are rejected.

(vi) May be a MQTY, as defined in paragraph (b)(11) below.

(vii) Market orders are never displayable.

(3) All Orders are processed, prioritized, time-stamped, and managed as described in LTSE Rule 11.220.

(b) Order Parameters

(1) Displayed Order. An order with its full quantity displayed. Limit orders, other than those marked IOC, may have their unexecuted portions posted on the Order Book. All such orders are considered fully displayed by the System, except those orders marked otherwise by Users, or prohibited from being displayed by LTSE's Rules. Displayed orders and displayed portions of orders may be referred to as "quotations" of the Exchange. All Exchange quotations are firm, which means they are automatically executable for their displayed size in the System. All Exchange quotations compete for priority as displayed orders pursuant to LTSE Rule 11.220. A displayed order:

(A) Must be a limit order.

(B) Must have a TIF of DAY, GTX, SYS, or GTT.

(C) All orders will be treated as LTSE Only, as defined in LTSE Rule 11.190(b)(6).

(D) May not be an ISO, as defined in paragraph (b)(12) below.

(E) Must be submitted with a limit price.

(F) May be submitted during the Pre-Market Session, Regular Market Session, and Post-Market Session. MQTY are not eligible to participate in the Opening Process pursuant to LTSE Rule 11.231 or Opening Auctions pursuant to LTSE Rule 11.350.

(G) May not be marked MQTY, as defined in paragraph (b)(11) below.

(H) Must be at least one (1) round lot. If an order marked for display is submitted with, or decremented either by execution or the User order amendment to an order quantity of less than one (1) round lot, it will be treated as an odd lot order, which is by definition, non-displayed and will receive a new time stamp, pursuant to LTSE Rule 11.220(a)(3).

(2) Reserve Order. An order with a portion of the quantity displayed ("display quantity") and with a non-displayed reserve portion of the quantity ("reserve quantity"). The User instructed display quantity must be equal to or greater than one round lot; the System will reject a reserve order with a User-instructed display quantity of less than a round lot. An incoming reserve order is first processed as a single order of its full, unexecuted share size as the System checks the Order Book for eligible resting contra interest. If it is not fully executed, the order will be posted to the Order Book and effectively be treated as two discrete orders: one displayed for the User instructed quantity ("displayed portion"), and one non-displayed for all other remaining, unexecuted shares ("non-displayed portion"). For the purposes of pricing reserve orders on the Order Book, displayed portions are treated as displayed orders, and non-displayed portions are treated as non-displayed orders. As described in LTSE Rule 11.190(g), it is possible for the non-displayed portion to rest at a different price than that of the displayed portion, while the displayed portion is subject to display-price sliding. If the displayed portion of the reserve order is decremented such that less than one round lot would be displayed, the displayed portion of the reserve order shall be refreshed for either: (i) the original displayed quantity; or (ii) the entire reserve quantity, if the total number of unexecuted shares in the order is smaller than the original User instructed displayed quantity. Each time the displayed portion of the order is refreshed from the reserve quantity, that portion is prioritized behind other existing displayed orders; the priority of the non-displayed portion, however, is unchanged by the refresh process. A reserve order:

(A) Must be a limit order.

(B) Must have a TIF of DAY, GTX, SYS, or GTT.

(C) All orders will be treated as LTSE Only, as defined in LTSE Rule 11.190(b)(6).

(D) May not be an ISO, as defined in paragraph (b)(12) below.

(E) Must be submitted with a limit price.

(F) May be submitted during the Pre-Market Session, Regular Market Session, and Post-Market Trading Session.

(G) May not be marked MQTY, as defined in paragraph (b)(11) below.

(H) Must be at least one round lot. If an order marked for display is submitted with, or decremented either by execution or the User order amendment to an order quantity of less than one round lot, it will be treated as an odd lot order which is by definition non-displayed and will receive a new time stamp, pursuant to LTSE Rule 11.220(a)(1)(C).

(3) Non-Displayed Order. An order for which no portion is displayed on the Exchange. A non-displayed order:

(A) May be a market order or limit order. Market orders are never eligible to rest on the Order Book, and are thus considered by definition to be non-displayable.

(B) May have any TIF described in section (c) of this LTSE Rule 11.190. Note that IOC orders are never eligible to rest on the Order Book, and are thus considered by definition to be non-displayable.

(C) All orders will be treated as LTSE Only, as defined in LTSE Rule 11.190(b)(6).

(D) May be an ISO, as defined in paragraph (b)(12). ISOs may only be marked with a TIF of IOC.

(E) May be submitted with a limit price, but this is not required for a market order.

(F) May be submitted during the Pre-Market Session, Regular Market Session, and Post-Market Session.

(G) May be a MQTY, as defined in paragraph (b)(11) below.

(H) May be an odd lot, round lot, or mixed lot.

(4) Odd Lot Order. An order to buy or sell an odd lot as defined by Rule 11.180. Odd lot orders are non-displayed orders. Orders that upon entry are less than one (1)

round lot are determined to be non-displayed orders. Displayed orders that are decremented by execution or User order amendment to less than one round lot will be treated by the System as non-displayed orders.

(5) Mixed Lot Order. An order to buy or sell a mixed lot as defined by Rule 11.180. Odd lot portions of mixed lot orders marked for display are only eligible to be Protected Quotations if aggregated to form a round lot. Displayed orders that are decremented by execution or User order amendment to less than one round lot will be converted by the System to non-displayed orders.

(6) LTSE Only Order. Any order that is submitted into the System. LTSE Only Orders are ranked and executed on the Exchange pursuant to LTSE Rule 11.220 and LTSE Rule 11.230(a). An LTSE Only Order posting to the Order Book will be subject to the price sliding process as set forth in section (g).

(7) Reserved.

(8) Reserved.

(9) Reserved.

(10) Reserved.

(11) Minimum Quantity Order ("MQTY"). A non-displayed order which must have at least the minimum indicated share size satisfied in order to execute. Upon order entry or order amendment by the User the "effective minimum quantity" of an order is equal to the lesser of the submitted minimum quantity or the total share size of the order. A MQTY:

(A) May be a market order or limit order.

(B) Will have a TIF of IOC as described in LTSE Rule 11.190(c)(1).

(C) Reserved.

(D) May not be an ISO, as defined in paragraph (b)(12) below.

(E) May be submitted with or without a limit price.

(F) May be entered during the Pre-Market Session, Regular Market Session, and Post-Market Session.

(G) May be an odd lot, round lot, or mixed lot.

(12) Inter-market Sweep Orders. The System will accept incoming Inter-market Sweep Orders ("ISO") (as such term is defined in Regulation NMS). In order to be eligible for treatment as an ISO, the limit order must be marked "ISO," and the User entering the order must simultaneously route one or more additional limit orders marked "ISO," as necessary, to away markets to execute against the full displayed size of any Protected Quotation for the security with a price that is superior to the limit price of the Inter-market Sweep Order entered in the System. Such orders, if they meet the requirements of the foregoing sentence, may be executed at one or multiple price levels in the System without regard to Protected Quotations at away markets consistent with Regulation NMS (i.e., may trade through such quotations). The Exchange relies on the marking of an order as an ISO order when handling such order, and thus, it is the entering User's responsibility, and not the Exchange's responsibility, to comply with the requirements of Regulation NMS relating to ISOs. An ISO:

(A) Must be a limit order.

(B) Must have a TIF of IOC.

(C) Reserved.

(D) Must be submitted with a limit price.

(E) May be submitted during the Pre-Market Session, Regular Market Session, and Post-Market Session.

(F) May not be marked MQTY.

(G) May be an odd lot, round lot, or mixed lot.

***** ***Supplementary Material*** ****

.01 Priority of Non-Display Portions of Reserve Orders.

When initially posting to the Order Book, the non-displayed portion of a reserve order will be prioritized behind any pre-existing nondisplayed interest at the price at which it is posted as a result of its having a newer timestamp. This holds true even if any such interest is re-priced as a consequence of the displayed portion of that reserve order being posted to the Order Book (i.e. having tightened the spread).

(c) Time-in-Force. Orders must have one of the following TIF instructions:

(1) Immediate-or-Cancel ("IOC"). Orders entered into the System marked IOC are executed on the Exchange, in whole or in part, as soon as such order is received, and the portion not so executed is canceled. Orders marked IOC are never posted to the Order Book, and are considered by definition to be non-displayable orders.

(2) Day ("DAY"). Orders entered into the System marked DAY may queue during the Pre-Market Session. When queued, orders will participate in the Opening Process before becoming available for the Regular Market Session. Orders marked DAY are only available for trading during the Regular Market Session, and expire at the end of the Regular Market Session.

(3) Good 'til Extended Day ("GTX"). Orders entered into the System marked GTX may queue during the Pre-Market Session. When queued, orders will participate in the Opening Process before becoming available for the Regular Market Session. Orders marked GTX are available for trading during both the Regular Market Session and Post-Market Session, and expire at the end of the Post-Market Session.

(4) System Session ("SYS"). Orders entered into the System marked SYS may trade during System Hours and expire at the end of the Post-Market Session.

(5) Good 'til Time ("GTT"). Orders entered into the System marked GTT may trade during System Hours and expire at the earlier of the User specified expire time, or the end of the Post-Market Session.

(d) Cancel and Cancel/Replace ("Order Amendment") Messages. A User may, by appropriate entry in the System, cancel or replace an existing order entered by the User, subject to the following limitations.

(1) Orders may only be replaced if the order has a TIF instruction other than IOC, and if the order has not yet been fully executed. Market orders may not be replaced.

(2) Reserved.

(3) Supported Fields. Only the limit price and the order quantity size of the order may be changed by a Replace Message and are considered supported fields. If a User desires to change any other terms of an existing order, the existing order must be canceled and a new order must be entered.

(4) Invalid Fields. Symbol, side, execution instruction, order type, and TIF are considered invalid fields. If a User attempts to modify an invalid field by submitting a Replace Message, the order amendment will be rejected by the Exchange. If a User desires to modify an invalid field on an order, the existing order must be canceled, and a new order must be entered.

(5) Unsupported Fields. All fields not listed in paragraph (3) and (4) above are considered unsupported fields. If a User desires to modify an unsupported field, the existing order must be canceled and a new order must be entered.

(6) If an order amendment contains an invalid field, as defined in paragraph (4) above, alone or in conjunction with a supported field, defined in paragraph (3) above, the Exchange will reject the amendment. If an order amendment contains an unsupported field alone, defined in paragraph (5) above, the Exchange will reject the amendment. If an order amendment contains an unsupported field and a supported field, the Exchange will amend the supported field and ignore the unsupported field. The Exchange will periodically update its FIX specification to specify supported fields, invalid fields, and unsupported fields.

(7) Cancel and Cancel/Replace messages will be processed in the order in which they are received by the System.

(8) Notwithstanding anything to the contrary in these LTSE Rules, no cancellation or replacement of an order will be effective until such message has been received and processed by the System

(e) AGID Modifier. Any active order designated with an AGID modifier will be prevented from executing against a resting opposite side order also designated with the same AGID modifier and originating from the same MPID or Exchange User (any such identifier, a “group type”). In situations when two orders subject to anti-internalization would match, the older of the orders is canceled. A determination of “older” in this regard is based upon the time the order is received by the System, including by initial order entry or User revision (i.e., cancel/replace). The group type elected by a Member controls the interaction between two orders marked with AGID modifiers.

(1) Group Type. The User group type will prevent any two orders from matching that are marked with the same AGID modifier originating from the same User. The MPID group type will also prevent any two orders from matching that are marked with the same AGID modifier originating from the same MPID.

(2) Default Order Marking. Based on User instruction, the Exchange may mark orders with a default AGID modifier by FIX session (i.e., order entry port).

Principal and Agency/Riskless Principal orders may have different default settings.

(3) Free-to-Trade Identifier. Users may designate an order as available to match with opposite side orders within the elected group type by marking the AGID modifier of the order with the “free-to-trade” identifier.

(4) Compatibility with MQTY, as described in paragraph (b)(11) above. In the event an active order subject to anti-internalization is a MQTY the Exchange will determine satisfaction of the size requirement without excluding any resting orders from the same User or MPID that would otherwise be canceled under anti-internalization. This may result in total executed shares being less than the minimum quantity size value in an amount equal to the shares prevented from executing resulting from anti-internalization.

**** * * * * Supplementary Material * * * ****

.01 Best Execution

The Exchange notes that use of the AGID modifier does not relieve or otherwise modify the duty of best execution owed to orders received from customers. As such, market participants using the AGID modifier will need to take appropriate steps to ensure customer orders that do not execute because they were subject to anti-internalization ultimately receive the same execution price (or better) than they would have originally obtained if execution of the order was not inhibited by anti-internalization.

.02 Firm Quote Obligations

Market Makers and other Users must not use the AGID modifier to evade the firm quotation obligation, as specified in LTSE Rule 11.151(b).

.03 Just and Equitable Principles of Trade

The AGID modifier must be used in a manner consistent with just and equitable principles of trade.

(f) Order Price Collars and Constraints

(1) Order Collar. Except for orders that are eligible for the Cross Book pursuant to Rule 11.231 during the Opening Process for non-LTSE-listed securities or the Auction Book pursuant to LTSE Rule 11.350(a)(1) during the auction process for LTSE-listed securities, the Exchange Order Collar prevents any incoming order or order resting on the Order Book, including those marked ISO, from executing at a price outside the Order Collar price range, i.e. prevents buy orders from trading at prices above the collar and prevents sell orders from trading at prices

below the collar. The Order Collar price range is calculated using the numerical guidelines for clearly erroneous executions. Executions are permitted at prices within the Order Collar price range, inclusive of the boundaries. Any portion of a market order that would execute at a price beyond the Order Collar is canceled. Any remainder of a limit order that would execute at a price beyond the Order Collar is posted to the Order Book or canceled as per User instructions. Both displayed and non-displayed portions of limit orders may post on the Order Book at the Order Collar Price, but never more aggressive. Such orders may be re-priced to a compliant price within or at the Order Collar as the Order Collar price changes due to changing market conditions.

(A) The Order Collar Reference Price is equal to the most current of the following:

(i) Consolidated last sale price disseminated during the Regular Market Session on trade date.

(ii) Last trade price disseminated outside of the Regular Market Session (Form T, as communicated by the relevant SIP) on trade date which other than for the Form T designation would have been considered a valid last sale price.

(iii) If neither (i) or (ii) are available, prior day's Official Closing Price from the listing exchange, adjusted to account for corporate actions, news events, etc.

(B) In the absence of an Order Collar Reference Price, the Exchange will either prevent trading in a security (by rejecting orders for the security) or suspend the Order Collar function, in the interest of maintaining a fair and orderly market in the impacted security.

(C) The Exchange calculates the Order Collar price range for a security by applying the Numerical Guideline for the appropriate market session and reference price (see table below) to the Order Collar Reference Price, as defined in paragraph (A) above. The result is added to the Order Collar Reference Price to determine the Order Collar Price for buy orders, while the result is subtracted from the Order Collar Reference Price to determine the Order Collar Price for sell orders. The appropriate Order Collar Price is assigned to all orders upon entry and enforced throughout the life of an order; the Order Collar Price is updated each time the Order Collar Reference Price is updated by the System.

(D) The Numerical Guideline used in the Order Collar Price calculation is based on the table below:

ORDER COLLAR REFERENCE PRICE	REGULAR MARKET SESSION NUMERICAL GUIDELINES	PRE-MARKET AND POST-MARKET SESSIONS NUMERICAL GUIDELINES
Greater than $0.00 up to and including $25.00	10%	20%
Greater than $25.00 up to and including $50.00	5%	10%
Greater than $50.00	3%	6%

These percentages are based upon the numerical guidelines for clearly erroneous executions under LTSE Rule 11.270.

(2) Reserved

(3) Crossed Market Collar. In the event that a Protected Bid is crossing a Protected Offer, the System does not execute any portion of an active buy order at a price more than the greater of five cents ($0.05) or one half of a percent (0.5%) higher than the lowest Protected Offer, or any portion of an active sell order at a price more than the greater of five cents ($0.05) or one half of a percent (0.5%) lower than the highest Protected Bid, unless such order is marked ISO. When an order posts to or is resting on the Order Book while a Protected Bid is crossing a Protected Offer, the order will price slide in accordance with the price sliding process, pursuant to LTSE Rule 11.190(g).

(4) One-Sided Markets. One-Sided Markets are markets which lack either a Protected Bid or a Protected Offer.

(A) In a One-Sided Market, non-displayed interest is handled in the following manner:

(i) Non-displayed interest entering the System will first test for available displayed interest resting on the Order Book. Any unexecuted non-displayed interest will be unavailable to trade once it posts on the Order Book.

(ii) Resting non-displayed interest on LTSE is unavailable to trade.

(iii) When a two-sided market returns, non-displayed orders become available at their relative priority.

(B) In a One-Sided Market, displayable interest is handled in the following manner:

(i) When LTSE receives displayable interest on the same side of the market as the Protected Bid or Protected Offer:

a. Displayable interest marked LTSE Only posts and displays at the most aggressive allowable price.

b. Reserved.

(ii) When LTSE receives displayable interest on the side of the market opposite a best Protected Quote:

a. Displayable interest marked LTSE Only is eligible to trade with interest that is present on the Exchange and will post any unexecuted shares, order instructions allowing, subject to displayed-price sliding, as per section (g) below.

b. Reserved.

(5) Zero Markets. Zero Markets are markets in which neither a Protected Bid nor a Protected Offer exists.

(A) In a Zero Market, resting non-displayed interest is unavailable to trade. When a Two-Sided Market returns, non-displayed orders become available at their relative priority.

(B) In a Zero Market, displayable interest will post and display at the most aggressive allowable price.

(g) Price Sliding. The System will process orders pursuant to the "price sliding process," which includes the following:

(1) Display-Price Sliding.

(A) An order eligible for display by the Exchange that, at the time of entry, would create a violation of Rule 610(d) of Regulation NMS by locking or crossing a Protected Quotation of an external market will be ranked and displayed by the System at one (1) minimum price variant ("MPV") below the current NBO (for bids) or one (1) MPV above the current NBB (for offers) ("display-price sliding").

(B) An order subject to display-price sliding will retain its limit price irrespective of the price at which such order is ranked and displayed. In the event the NBBO changes such that an order subject to display-price sliding would no longer lock or cross the Protected Quotation of an external market, the order will receive a new timestamp, and will be displayed at the most aggressive permissible price. Such orders may be repriced once or multiple times, depending on changing market conditions and the order's limit price.

(C) The following orders are subject to display-price sliding:

(i) LTSE Only orders are always subject to display-price sliding, as applicable.

(ii) The displayed portion of a reserve order is always subject to the display-price sliding process when being refreshed from the non-displayed portion, as applicable.

(2) Non-Displayed Price Sliding. A non-displayed limit order posting to the Order Book which has a limit price more aggressive than the Protected Quotation of an external market will be booked and ranked by the System at the current NBO (for bids) or at the current NBB (for offers). To reflect changes to the NBO or NBB, the order is automatically re-priced by the System in response to changes in the NBO or NBB up to the order's limit price.

(3) Locked and Crossed Markets.

(A) In the event that the market becomes locked, the System will observe the following practices for displayed orders:

(i) Resting orders that are displayed at the price of the locking quotation ("locking price") as defined in LTSE Rule 11.310, and were originally displayed in compliance with rules and regulations of the Exchange and the Act will maintain their displayed price and quantity.

(ii) Displayable orders posting to the Order Book on the same side as an order which is locked and was originally displayed, as per subparagraph (i) above, are not permitted to join the locking price. Such orders will be displayed and ranked by the System pursuant to the Exchange's display-price sliding practices described in paragraph (1) above.

(B) In the event that the market becomes crossed, the System will observe the following practices for displayed orders:

(i) Resting orders that are displayed at a price which has become crossed and were originally displayed in compliance with rules and regulations of the Exchange and the Act will maintain their displayed price and quantity.

(ii) Displayable buy (sell) orders being posted to the Order Book during a crossed market will be displayed and ranked by the System one (1) MPV below (above) the lowest Protected Offer (highest Protected Bid).

(C) In the event that the market becomes locked, non-Displayed orders posting to the Order Book on the same side as an order which is locked will be ranked by the System pursuant to the Exchange's non-display price sliding practices in paragraph (2) above.

(D) In the event that the market becomes crossed, the System will observe the following practices for non-displayed orders:

(i) Resting non-displayed orders will maintain their price and quantity.

(ii) Incoming non-displayed orders will be priced by the System to be no more aggressive than the crossing price, the lowest Protected Offer for buy orders and the highest Protected Bid for sell orders.

(4) Short Sale Price Sliding. The re-pricing described in this subparagraph constitutes “short sale price sliding” for short sale orders.

(A) For purposes of this LTSE Rule, the terms "covered security", "listing market", and "national best bid" shall have the same meaning as in Rule 201 of Regulation SHO. The term Short Sale Period is defined in LTSE Rule 11.290(d). The term Short Sale Price Test is defined in LTSE Rule 11.290(b).

(B) During a Short Sale Period, any active short sale order not marked short exempt is prevented by the System from executing at or below the current NBB.

(C) A short sale order not marked short exempt that, at the time of entry, could not be executed or displayed in compliance with Rule 201 of Regulation SHO will be repriced and ranked by the System on the Order Book at a price equal to one MPV above the current NBB (the “Permitted Display Price”). To reflect declines in the NBB, the System will continue to re-price a resting displayed short sale order not marked short exempt to be equal to the higher of the order's limit price or a Permitted Display Price. In the event the NBB changes such that the price of a Non-Displayed Order subject to Rule 201 of

Regulation SHO would lock or cross the NBB, the order will receive a new timestamp, and will be re-priced by the System at the Permitted Price.

(D) During a Short Sale Period, the System may execute a displayed short sale order not marked short exempt (including the displayed portion of a short sale reserve order not marked short exempt) below the Permitted Display Price if, at the time of initial display of such short sale order, the order was displayed at a price above the then current NBB. This provision does not apply to shares refreshing from the non-displayed portion to the displayed portion of a short sale reserve order not marked short exempt; such displayed portion is subject to short sale price sliding.

(5) During a Short Sale Period, orders marked "short exempt" will not be subject to short sale price sliding. The System will accept orders marked "short exempt" at any time when the System is open for order entry, regardless of whether the Short Sale Price Test has been triggered.

(6) Limit Up-Limit Down Price Constraint. For purposes of this LTSE Rule 11.190, the terms “Plan” and “Limit Up-Limit Down Plan” mean the Plan to Address Extraordinary Market Volatility Pursuant to Rule 608 of Regulation NMS. The term “Lower Price Band” and “Upper Price Band” (each a “Band Price”) shall be defined as per the Plan. An order that would post to the Order Book with a limit price more aggressive than the applicable Upper Price Band (for buy orders) or Lower Price Band (for sell orders) will be posted, and displayed if applicable, at the Price Band. An order subject to Limit Up-Limit Down Price Constraint will retain its limit price irrespective of the prices at which such order is ranked. In the event the Band Price changes such that an order subject to Limit Up-Limit Down Price Constraint would no longer be more aggressive than the Band Price, the order will be re-priced to the most aggressive allowable price and receive a new timestamp.

***** ***Supplementary Material*** ****

.01 Price Sliding and Time Priority.

Due to the way in which LTSE processes actions to resting orders, specifically when re-pricing, orders’ relative time priority is generally preserved. LTSE assigns time priority, specifically a resting order’s time priority, as the time when it is posted to the book at a given price, and each time the System re-prices an order, it necessarily receives a new time priority (i.e. timestamp).

Please note that except in the rare instance of Limit Up-Limit Down Band Prices and LTSE Order Collars requiring it, LTSE will otherwise never re-price a displayed order already posted on the Order Book to a less aggressive price. Displayed orders and displayed portions of orders already posted

are otherwise only ever re-priced to more aggressive prices, as allowed by the prevailing market and the limit price indicated by Users on those orders.

.02 Price Sliding of Displayed Orders Resting on the Order Book.

Orders displayed on the Exchange which were displayed at a price compliant with Regulation NMS are generally permitted to maintain their displayed price in the event an away trading center locks or crosses the price of the LTSE displayed order

When a reserve order refreshes its displayed portion, the refreshing shares are not permitted to be displayed at a price that locks or crosses the price of a protected quotation on an away market and are subject to display-price sliding pursuant to LTSE Rule 11.190(g)(1).

Rule Series 11.200. Order Guidelines

Rule 11.210. Minimum Price Variant

(a) Bids, offers or orders in securities traded on the Exchange shall not be made in an increment smaller than:

(1) $0.01 if those bids or offers are priced equal to or greater than $1.00 per share; or

(2) $0.0001 if those bids or offers are priced less than $1.00 per share, and the security is an NMS stock pursuant to Regulation NMS Rule 600(b)(47), and is trading on the Exchange; or

(3) Any other increment established by the Commission for any security which has been granted an exemption from the minimum price increments requirements of Regulation NMS Rule 612(a) or 612(b).

Rule 11.220. Priority of Orders

(a) Determination of Rank.

(1) Orders resting in the Order Book shall be ranked and maintained based on the following priority:

(A) Price. Orders are ranked by the price at which they are resting on the Order Book ("Resting Price"). The best priced order (the highest priced resting order to buy or the lowest priced resting order to sell) shall have priority over all other orders to buy (or orders to sell) in all cases.

(B) Display. The System shall rank equally priced trading interest within the System by display. Displayed orders and displayed portions of orders will

have precedence over non-displayed orders, and non-displayed portions of orders at a given price.

(C) Time. The System shall rank equally priced trading interest with the same display within the System in time priority. Subject to the Execution Process described below, where orders to buy (or sell) are resting at the same price with the same display, the order clearly established as the oldest in the System at such particular price and display shall have precedence at that price and display, up to the number of shares of stock specified in the order. Orders are ranked by the time at which they are posted to the Order Book at a given price, the first to be posted at a given price being the oldest. Orders maintain their time priority once booked until one of the following occur, at which time the order will receive a new timestamp:

(i) Order is incremented by the User by means of a Cancel/Replace pursuant to LTSE Rule 11.190(d).

(ii) Order is re-priced by the User by means of a Cancel/Replace pursuant to LTSE Rule 11.190(d).

(iii) Reserved.

(iv) Order is incremented by the System

(v) The displayed portion of a reserve order is given a new timestamp when it is refreshed by the System after receiving an execution that decrements the displayed portion of a reserve order below one round lot pursuant to LTSE Rule 11.190(b)(2).

(vi) Order is re-priced by the System pursuant to LTSE Rule 11.190(g).

(vii) When a Displayed order is reduced to less than one round lot, it receives a new timestamp and is considered a non-displayed order.

(2) Orders resting on the Order Book shall be ranked and maintained for the Opening Process based on the following priority:

(A) Price. The best priced Cross Eligible Order (the highest priced resting order to buy or the lowest priced resting order to sell) has priority over all other orders to buy (or orders to sell) in all cases. Market orders have precedence over limit orders. Cross Eligible Orders resting on the Continuous Book are ranked by the price at which they are resting on the Continuous Book; Cross

Eligible Orders resting on the Cross Book are ranked by the limit price defined by the User, if any (in each case, the order's "resting price").

(B) Display. Equally priced Cross Eligible Orders are ranked by display priority. Displayed orders and displayed portions of Cross Eligible Orders will have precedence over non-displayed orders and non-displayed portions of Cross Eligible Orders at a given price.

(C) Time. Equally priced Cross Eligible Orders with the same display priority are ranked in time priority. Where Cross Eligible Orders to buy (or sell) are ranked at the same price with the same display priority, the oldest order at such price and display shall have precedence at that price and display. Orders are ranked by the time at which they are posted to the Order Book at a given price, the first to be posted at a given price being the oldest. Cross Eligible Orders maintain their time priority once booked until one of the following occur, at which time the order will receive a new timestamp:

(i) An order on the Cross Book is incremented by the User;

(ii) An order on the Cross Book is re-priced by the User;

(iii) Reserved;

(iv) Reserved

(v) Reserved

(vi) Any one of the events specified in LTSE Rule 11.220(a)(1)(C) occurs to an order on the Continuous Book.

(3) Decrementing Order Quantity and Priority. In the event that less than the full size of an order is executed, the unexecuted size of the order shall retain priority at the same resting price in accordance with paragraph (1a) above, except when the order is displayed and the remaining unexecuted shares have been reduced from a round lot or mixed lot to an odd lot in accordance with paragraph (a)(1)(C)(vii). In the event that an order is decremented by the User by means of a Cancel/Replace pursuant to LTSE Rule 11.190(d), the order will not receive a new timestamp except for Displayed orders or displayed portions of orders that are decremented from round lot or mixed lot to an odd lot in accordance with paragraph (a)(1)(C)(vii).

(4) Price Sliding and Priority. The Exchange assigns time priority, specifically a resting order's time priority, as the time when it is posted to the Order Book at a

particular price, and each time the System re-prices an order, it necessarily receives a new time priority (i.e. timestamp).

(5) Surrendering Precedence. In the event a resting order having precedence on the Order Book cannot be executed due to its order instructions, the resting order surrenders its precedence in the Order Book only for the duration of the System processing the current active order. In the event a resting order having precedence on the Order Book cannot be executed due to the active order's order instructions, that resting order does not surrender its precedence, and the active order stops executing for this Order Book processing action.

(6) Order Book Action Priority.

(A) Order Book Actions are actions taken by the System on orders resting in the Order Book and include:

(i) Re-pricing of orders.

(ii) Refresh of displayed portions of reserve orders.

(B) Each time the System initiates a Book Action pursuant to LTSE Rule 11.220(a)(6) on an order resting on the Order Book, it does so pursuant to the Order Book priority pursuant to LTSE Rule 11.220(a)(1), with the timestamp of the order or the portion of the order upon which the action is taken being used to determine time priority, the display of the order or the portion of the order upon which the action is taken being used to determine display priority, and the order's Resting Price on the Order Book being used to determine price priority.

(7) Anti-Internalization. Pursuant to LTSE Rule 11.190(e), Users may direct that orders entered into the System not execute against orders entered under the same AGID modifier. In such a case, the System will not permit such orders to execute against one another, regardless of priority ranking.

(8) Incoming Messages.

(A) New Orders, Cancel and Cancel/Replace messages received from Users, market data messages, and System component generated messages are processed by the System in strict time sequence.

(b) Dissemination. The best-ranked displayable order(s) are disseminated pursuant to LTSE Rule 11.240(c)(1).

Rule 11.230. Order Execution

Subject to the restrictions under these Exchange Rules or the Act, and the rules and regulations thereunder, orders shall be matched for execution in accordance with this LTSE Rule 11.230.

(a) Execution Against the LTSE Order Book. For purposes of this LTSE Rule 11.230, any order falling within the parameters of this paragraph shall be referred to as "executable." An order will be canceled back to the User if, based on market conditions, User instructions, applicable LTSE Rules, and/or the Act and the rules and regulations thereunder, such order is not executable and cannot be posted to the Order Book.

(1) Compliance with Rule 201 of Regulation SHO. For any execution of a short sale order to occur on the Exchange when a short sale price test restriction is in effect, the execution price must be higher than (i.e., above) the NBB, unless the sell order was initially displayed by the System at a price above the then current NBB or is marked "short exempt" pursuant to Regulation SHO. Short sale orders are subject to the short sale price sliding process pursuant to LTSE Rule 11.190(g)(4), as well as any other applicable price sliding process.

(2) Compliance with Regulation NMS and Trade-Through Protection.

(A) Regular Market Session. For any execution to occur during the Regular Market Session, the price must be equal to or better than the Protected NBBO, unless the order is marked ISO, or unless the execution falls within another exception set forth in Rule 611(b) of Regulation NMS.

(B) Pre-Market Session and Post-Market Session. For any execution to occur during the Pre-Market Session or Post-Market Session, the price must be equal to or better than the highest Protected Bid or lowest Protected Offer, unless the order is marked ISO, or a Protected Bid is crossing a Protected Offer.

(C) Crossed Markets. Notwithstanding sub-paragraphs (A) and (B) above, in the event that a Protected Bid is crossing a Protected Offer, whether during or outside of the Regular Market Session, unless an order is marked ISO, the Exchange will enforce the Crossed Market Collar pursuant to LTSE Rule 11.190(f)(3) and the price sliding process pursuant to LTSE Rule 11.190(g)(3).

(3) Compliance with Limit Up-Limit Down. For any executions to occur during the Regular Market Session, such executions must comply with the Plan, as set forth

in LTSE Rule 11.280(e) and the price sliding process pursuant to LTSE Rule 11.190(g)(5).

(4) Execution against the LTSE Book. An incoming active order will first attempt to be matched for execution against orders in the LTSE Book, as described below.

(A) Buy Orders. An incoming order to buy will be automatically executed to the extent that it is priced at an amount that equals or exceeds the resting price of any order to sell in the Order Book and is executable, as defined above. Such order to buy shall be executed at the price(s) of the lowest priced order(s) to sell having priority in the Order Book.

(B) Sell Orders. An incoming order to sell will be automatically executed to the extent that it is priced at an amount that equals or is less than the resting price of any other order to buy in the Order Book and is executable, as defined above. Such order to sell shall be executed at the price(s) of the highest priced order(s) to buy having priority in the Order Book.

(C) Consistent with Rule 11.190, orders are permitted to post non-displayed and rest non-displayed on the Order Book at prices that lock contra-side liquidity, provided, however, that the System will never display a locked market. Subject to sub-paragraph (A) or (B) above, orders are never permitted to post non-displayed nor rest non-displayed on the Order Book at prices that cross contra-side liquidity.

(D) Reserved.

(b) Reserved.

(c) Reserved.

(d) Self-Help. The Exchange shall take advantage of the self-help provisions of Regulation NMS. Pursuant to the self-help provisions, the System may execute a transaction that would constitute a trade-through of a Protected Quotation displayed on an away trading center if such away trading center is experiencing a failure, material delay, or malfunction of its systems or equipment. If an away trading center publishing a Protected Quotation repeatedly fails to respond within one second to orders sent by the System to access such away trading center's Protected Quotation, the System may disregard those Protected Quotations when displaying, canceling or executing orders on the Exchange. When invoking self-help, the Exchange will:

(1) Notify the non-responding away trading center immediately after (or at the same time as) electing self-help; and

(2) Assess whether the cause of the problem lies with the System and, if so, taking immediate steps to resolve the problem instead of invoking self-help.

(e) Reserved.

Rule 11.231. Regular Market Session Opening Process for Non-LTSE-Listed Securities

(a) Order Entry and Cancellation before the Regular Market Session Opening Process ("Opening Process"). Prior to the beginning of Regular Market Hours, Users who wish to participate in the Opening Process may enter orders designated with a TIF of DAY and limit orders designated with a TIF of GTX, which shall queue in the System and are eligible for execution in the Opening Process (the "Cross Book"); interest resting on the Order Book in the Pre-Market Session available for continuous trading (i.e., orders on the Continuous Book) are also eligible for execution in the Opening Process (collectively, "Cross Eligible Orders"). Orders with a Minimum Quantity as defined in LTSE Rule 11.190(b)(11) are not eligible for execution in the Opening Process, and therefore not Cross Eligible Orders.

(1) Orders on the Continuous Book and orders on the Cross Book (collectively, the Order Book) shall be ranked and maintained for the Opening Process pursuant to LTSE Rule 11.220(a)(2), as follows:

(A) Reserved.

(B) Reserved.

(C) Reserved.

(D) Limit orders on the Cross Book are ranked and eligible for execution in the Opening Process at their limit price.

(E) Non-displayed limit orders and non-displayed portions of reserve orders on the Continuous Book are ranked and eligible for execution in the Opening Process at the order's limit price.

(F) Displayed limit orders on the Continuous Book are ranked and eligible for execution in the Opening Process at their resting price.

(b) Performing the Opening Process. The Exchange will attempt to perform the Opening Process beginning at the start of Regular Market Hours, in which the Exchange matches buy and sell Cross Eligible Orders that are executable at the Opening Match Price, as described in paragraph (c) below.

(1) Execution Priority. Cross Eligible Orders will be processed in accordance with the Exchange's determination of order priority pursuant to LTSE Rule 11.220(a)(2). To the extent there is executable contra side interest, market orders will be executed at the Opening Match Price according to time priority. After the execution of all market orders, the remaining Cross Eligible Orders priced more aggressively than the Opening Match Price will be executed in price – display – time priority at the Opening Match Price. All remaining Cross Eligible Orders priced equal to the Opening Match Price will execute in display–time priority at the Opening Match Price. Executions will occur until there is no remaining volume or there is an imbalance of Cross Eligible Orders (the process described above in this paragraph (b), collectively, being the "Opening Match"). All AGID modifiers, as defined in LTSE Rule 11.190(e), will not be supported for executions in the Opening Match, but will be enforced on all unexecuted shares released to the Order Book following the Opening Match.

(2) Transition to Regular Market Session. An imbalance of Cross Eligible Orders on the buy side or sell side may result in orders that are not executed in whole or in part. Unexecuted Cross Eligible Orders to buy (sell) that are priced at or above (below) the Cross Price Constraint (but remained unexecuted due to an imbalance of Cross Eligible Orders) will price slide pursuant to LTSE Rule 11.190(g) and all remaining unexecuted Cross Eligible Orders, along with any orders that were either ineligible to participate in the Opening Process or too passive to be executed in the Opening Process, will be released to the Order Book for continuous trading or canceled in accordance with the terms of the order.

(c) Determination of the Opening Match Price.

(1) Definitions.

(A) The term "Away Protected NBB" or "Away Protected NBO" shall mean the national best bid or offer, respectively, that is a Protected Quotation and not a quotation of the Exchange.

(B) The term "Away Protected Bid" or "Away Protected Offer" shall mean a Protected Bid or Protected Offer, respectively, that is not a quotation of the Exchange.

(C) The term "Cross Price Constraint" shall mean, collectively, the upper and lower threshold prices within which the Opening Match must occur, inclusive of the boundaries. During a crossed market, if the upper threshold price is below the lower threshold price when performing the Opening Process, no

Opening Match will occur, orders eligible to post on the Order Book will price slide in accordance with the price sliding process pursuant to LTSE Rule 11.190(g), and the security will open for trading on LTSE in accordance with prevailing market session rules.

(i) The upper threshold price of the Cross Price Constraint is equal to the lesser of the price of the Away Protected NBO or the upper threshold of the Order Collar price range for the Regular Market Session, calculated pursuant to Rule 11.190(f)(1)(C), except in the event that an Away Protected Bid is crossing an Away Protected Offer, the upper threshold price is equal to the greater of five cents ($0.05) or one half of a percent (0.5%) higher than the lowest Away Protected Offer.

(ii) The lower threshold price of the Cross Price Constraint is equal to the greater of the price of the Away Protected NBB or the lower threshold of the Order Collar price range for the Regular Market Session, calculated pursuant to Rule 11.190(f)(1)(C), except in the event that an Away Protected Bid is crossing an Away Protected Offer, the lower threshold price is equal to the greater of five cents ($0.05) or one half of a percent (0.5%) lower than the highest Away Protected Bid.

(D) The term “Cross Tie Breaker” shall mean the price of the most current Order Collar Reference Price pursuant to LTSE Rule 11.190(f), rounded to the nearest MPV.

(2) The Opening Match Price in a Two-sided Market. When the Exchange performs the Opening Process for a security, if both an Away Protected Bid and Away Protected Offer exist for the subject security, the following process will be used to determine the Opening Match Price.

(A) The Opening Match shall occur at the price that maximizes the number of shares of Cross Eligible Orders to be executed;

(B) If more than one price exists under subparagraph (A) resulting in a cross price range, the Opening Match shall occur at the price at or within such range that is not lower (higher) than the most aggressive unexecuted buy (sell) order;

(C) If more than one price exists under subparagraph (B), the Opening Match shall occur at the price closest or equal to the Cross Tie Breaker; and

(D) If the Opening Match Price established by subparagraphs (A)-(C) above is below (above) the lower (upper) threshold price of the Cross Price Constraint,

the Opening Match shall occur at the lower (upper) threshold price of the Cross Price Constraint.

(3) The Opening Match Price in a One-Sided or Zero Market. When the Exchange performs the Opening Process for a security, if there is a lack of an Away Protected Bid and/or Away Protected Offer for the subject security, the following process will be used to determine the Opening Match Price.

(A) The Opening Match shall occur at the price of the Cross Tie Breaker; and

(B) If the price that exists under subparagraph (A) is below (above) the lower (upper) threshold price of the Cross Price Constraint, the Opening Match shall occur at the lower (upper) threshold price of the Cross Price Constraint, if any.

(d) Opening Process Contingency Procedures.

(1) When a disruption occurs that prevents the execution of the Opening Process as set forth above, LTSE shall apply the following Opening Process Contingency Procedures.

(A) LTSE will publicly announce that no Opening Process will occur. All orders on the Order Book will be canceled, and LTSE will open the security for trading without an Opening Match.

(e) If a security is subject to a halt, suspension, or pause in trading during the Pre-Market Session, the Exchange will not accept orders in the security for queuing on the Cross Book and participation in the Opening Process or otherwise. Pursuant to LTSE Rule 11.271, any order submitted during a halt will be rejected by the System. Any orders resting on the Order Book at the time of a trading halt will not be canceled by the System, and will be unavailable for trading during the trading halt, but will be available for cancelation by the submitting User. If the halt, suspension, or pause remains in effect at the start of Regular Market Hours, the Opening Process will not occur at the normally scheduled time. Instead, once the security resumes trading, the Exchange will conduct the Opening Process with any Cross Eligible Orders that remain. Following the conclusion of the Opening Process, the Exchange will accept and execute orders as usual in accordance with prevailing market session rules.

(f) Pursuant to Rule 611(b)(3) of Regulation NMS, orders executed in the Opening Process shall constitute a single-priced opening transaction by the Exchange and may trade-through or trade-at the price of any other Trading Center's Manual or Protected Quotations.

Rule 11.240. Trade Execution, Reporting, and Dissemination of Quotations

(a) Executions occurring as a result of orders matched against the LTSE Order Book shall be reported by the Exchange to an appropriate consolidated transaction reporting system to the extent required by the Act and the rules and regulations thereunder. The Exchange shall promptly notify Users of all executions of their orders as soon as such executions take place.

(b) The Exchange shall identify all trades executed pursuant to an exception or exemption from Rule 611 of Regulation NMS in accordance with specifications approved by the operating committee of the relevant national market system plan for an NMS stock. If a trade is executed pursuant to both the ISO exception of Rule 611(b)(5) of Regulation NMS and the self-help exception of Rule 611(b)(1) of Regulation NMS, such trade shall be identified as executed pursuant to the ISO exception.

(c) Display of Automated Quotations. The System will be operated as an "automated market center" within the meaning of Regulation NMS, and in furtherance thereof, will display "automated quotations" within the meaning of Regulation NMS at all times except in the event that a systems malfunction renders the System incapable of displaying automated quotations.

(1) Dissemination of Quotation Information. The aggregate of the best-ranked order(s), pursuant to LTSE Rule 11.220, to buy, and the best-ranked order(s) to sell that are displayable in the Order Book, shall be collected and made available to quotation vendors for dissemination pursuant to the requirements of Rule 602 of Regulation NMS. The Exchange will maintain connectivity and access, pursuant to the Consolidated Tape Association ("CTA") Plan and Unlisted Trading Privileges ("UTP") Plan (collectively, "the SIPs") for dissemination of quotation information.

(d) Dissemination of Last Sale Information. Executions occurring as a result of orders matched against the Order Book, pursuant to LTSE Rule 11.230, shall be collected and made available to last sale vendors for dissemination. The Exchange will maintain connectivity and access, pursuant to the SIPs for dissemination of last sale (i.e., execution) information.

Rule 11.250. Clearance and Settlement; Anonymity

(a) Each User must either (1) be a member of a registered clearing agency that uses a continuous net settlement ("CNS") system, or (2) clear transactions executed on the Exchange through another User that is a member of such a registered clearing agency. The Exchange will maintain connectivity and access to the Universal Trade

Capture ("UTC") of the National Securities Clearing Corporation ("NSCC"), a subsidiary of the Depository Trust & Clearing Corporation ("DTCC"), for transmission of executed transactions. If a User clears transactions through another User that is a member of a registered clearing agency (the "clearing member"), the clearing member shall affirm to the Exchange in writing, through letter of authorization, letter of guarantee, or other agreement acceptable to the Exchange, its agreement to assume responsibility for clearing and settling any and all trades executed by the User designating it as its clearing firm. The rules of any such clearing agency shall govern with respect to the clearance and settlement of any transactions executed by the Member on the Exchange.

(1) Solely at the discretion of the Exchange, a User may clear transactions executed on the Exchange through a non-Member that is a member of a foreign clearing agency with which a registered clearing agency has an agreement of mutual recognition, and is permitted to clear transactions of the Member in the registered clearing agency's CNS system.

(b) Each transaction executed within the System is executed on a locked-in basis and shall be automatically processed for clearance and settlement.

(c) The transaction reports produced by the System will indicate the details of transactions executed in the System but shall not reveal contra party identities. Except as set forth in paragraph (d) below, transactions executed in the System will also be cleared and settled anonymously.

(d) Except as required by any registered clearing agency, the Exchange will reveal the identity of a User or User's clearing firm in the following circumstances:

(1) For regulatory purposes or to comply with an order of a court or arbitrator; or

(2) When a registered clearing agency ceases to be the User's clearing firm, and determines not to guarantee the settlement of the User's trades.

Rule 11.260. Limitation of Liability

(a) NEITHER THE EXCHANGE, NOR ANY OF ITS AGENTS, EMPLOYEES, CONTRACTORS, OFFICERS, DIRECTORS, SHAREHOLDERS, COMMITTEE MEMBERS OR AFFILIATES ("EXCHANGE-RELATED PERSONS"), WILL BE LIABLE TO ANY USER, OR SUCCESSORS, REPRESENTATIVES, OR CUSTOMERS THEREOF, OR ANY PERSONS ASSOCIATED THEREWITH, FOR ANY LOSS, DAMAGES, CLAIMS, OR EXPENSES:

(1) GROWING OUT OF THE USE OR ENJOYMENT OF ANY FACILITY OF THE EXCHANGE, INCLUDING, WITHOUT LIMITATION, THE SYSTEM; OR

(2) ARISING FROM OR OCCASIONED BY ANY INACCURACY, ERROR OR DELAY IN, OR OMISSION OF OR FROM THE COLLECTION, CALCULATION, COMPILATION, MAINTENANCE, REPORTING, OR DISSEMINATION OF ANY INFORMATION DERIVED FROM THE SYSTEM OR ANY OTHER FACILITY OF THE EXCHANGE, RESULTING EITHER FROM ANY ACT OR OMISSION BY THE EXCHANGE OR ANY EXCHANGE-RELATED PERSON, OR FROM ANY ACT, CONDITION, OR CAUSE BEYOND THE REASONABLE CONTROL OF THE EXCHANGE OR ANY EXCHANGE-RELATED PERSON, INCLUDING, BUT NOT LIMITED TO, FLOOD, EXTRAORDINARY WEATHER CONDITIONS, EARTHQUAKE OR OTHER ACTS OF GOD, FIRE, WAR, TERRORISM, INSURRECTION, RIOT, LABOR DISPUTE, ACCIDENT, ACTION OF GOVERNMENT, COMMUNICATIONS OR POWER FAILURE, OR EQUIPMENT OR SOFTWARE MALFUNCTION.

(b) EACH MEMBER EXPRESSLY AGREES, IN CONSIDERATION OF THE ISSUANCE OF ITS MEMBERSHIP IN THE EXCHANGE, TO RELEASE AND DISCHARGE THE EXCHANGE AND ALL EXCHANGE-RELATED PERSONS OF AND FROM ALL CLAIMS AND DAMAGES ARISING FROM THEIR ACCEPTANCE AND USE OF THE FACILITIES OF THE EXCHANGE (INCLUDING, WITHOUT LIMITATION, THE SYSTEM).

(c) NEITHER THE EXCHANGE NOR ANY EXCHANGE-RELATED PERSON MAKES ANY EXPRESS OR IMPLIED WARRANTIES OR CONDITIONS TO USERS AS TO RESULTS THAT ANY PERSON OR PARTY MAY OBTAIN FROM THE SYSTEM FOR TRADING OR FOR ANY OTHER PURPOSE, AND ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, TITLE, AND NON-INFRINGEMENT WITH RESPECT TO THE SYSTEM ARE HEREBY DISCLAIMED.

(d) NOTWITHSTANDING PARAGRAPH (a) ABOVE, AND SUBJECT TO THE EXPRESS LIMITS SET FORTH BELOW, THE EXCHANGE MAY COMPENSATE USERS FOR LOSSES DIRECTLY RESULTING FROM THE SYSTEMS’ ACTUAL FAILURE TO CORRECTLY PROCESS AN ORDER, MESSAGE, OR OTHER DATA, PROVIDED THE EXCHANGE HAS ACKNOWLEDGED RECEIPT OF THE ORDER, MESSAGE OR DATA.

(1) AS TO ANY ONE OR MORE CLAIMS MADE BY A SINGLE USER UNDER THIS LTSE RULE 11.260 ON A SINGLE TRADING DAY, THE EXCHANGE SHALL NOT BE LIABLE IN EXCESS OF THE LARGER OF $100,000, OR THE AMOUNT OF ANY RECOVERY OBTAINED BY THE EXCHANGE UNDER ANY APPLICABLE INSURANCE MAINTAINED BY THE EXCHANGE.

(2) AS TO THE AGGREGATE OF ALL CLAIMS MADE BY ALL USERS UNDER THIS LTSE RULE ON A SINGLE TRADING DAY, THE EXCHANGE SHALL NOT BE LIABLE IN EXCESS OF THE LARGER OF $250,000 OR THE AMOUNT OF ANY RECOVERY OBTAINED BY THE EXCHANGE UNDER ANY APPLICABLE INSURANCE MAINTAINED BY THE EXCHANGE.

(3) AS TO THE AGGREGATE OF ALL CLAIMS MADE BY ALL USERS UNDER THIS LTSE RULE 11.260 DURING A SINGLE CALENDAR MONTH, THE EXCHANGE SHALL NOT BE LIABLE IN EXCESS OF THE LARGER OF $500,000, OR THE AMOUNT OF ANY RECOVERY OBTAINED BY THE EXCHANGE UNDER ANY APPLICABLE INSURANCE MAINTAINED BY THE EXCHANGE.

(e) IN THE EVENT THAT ALL OF THE CLAIMS MADE UNDER THIS LTSE RULE 11.260 CANNOT BE FULLY SATISFIED BECAUSE IN THE AGGREGATE THEY EXCEED THE APPLICABLE MAXIMUM LIMITATIONS PROVIDED IN THIS LTSE RULE 11.260, THEN THE MAXIMUM PERMITTED AMOUNT WILL BE PROPORTIONALLY ALLOCATED AMONG ALL SUCH CLAIMS ARISING ON A SINGLE TRADING DAY OR DURING A SINGLE CALENDAR MONTH, AS APPLICABLE, BASED ON THE PROPORTION THAT EACH SUCH CLAIM BEARS TO THE SUM OF ALL SUCH CLAIMS.

(f) ALL CLAIMS FOR COMPENSATION PURSUANT TO THIS LTSE RULE 11.260 SHALL BE IN WRITING AND MUST BE SUBMITTED NO LATER THAN 4:00 P.M. EASTERN TIME ON THE SECOND BUSINESS DAY FOLLOWING THE DAY ON WHICH THE USE OF THE EXCHANGE GAVE RISE TO SUCH CLAIMS, OR NO LATER THAN 1:00 P.M. EASTERN TIME IN THE EVENT OF AN EARLY MARKET CLOSE ON THE SECOND BUSINESS DAY FOLLOWING THE DAY ON WHICH THE USE OF THE EXCHANGE GAVE RISE TO SUCH CLAIMS.

(g) ONCE IN RECEIPT OF A CLAIM, THE EXCHANGE WILL VERIFY THAT: (i) A VALID ORDER WAS ACCEPTED INTO THE EXCHANGE'S SYSTEMS; AND (II) AN EXCHANGE SYSTEM FAILURE OR A NEGLIGENT ACT OR OMISSION OF AN EXCHANGE EMPLOYEE OCCURRED DURING THE EXECUTION OR HANDLING OF THAT ORDER.

Rule 11.270. Clearly Erroneous Executions

(a) Definition. For the purposes of this LTSE Rule 11.270, the terms of a transaction executed on the Exchange are "clearly erroneous" when there is an obvious error in any term, such as price, number of shares or other unit of trading, or identification of the security. A transaction made in clearly erroneous error and cancelled by both

parties or determined by the Exchange to be clearly erroneous will be removed from the Consolidated Tape.

(b) Request and Timing of Review. A Member that receives an execution on an order that was submitted erroneously to the Exchange for its own or customer account may request that the Exchange review the transaction under this LTSE Rule 11.270. An Officer of the Exchange or such other employee designee of the Exchange ("Official") shall review the transaction under dispute and determine whether it is clearly erroneous, with a view toward maintaining a fair and orderly market and the protection of investors and the public interest. Such request for review shall be made in writing via e-mail or other electronic means specified from time to time by the Exchange in a circular distributed to Users.

(1) Requests for Review. Requests for review must be received by the Exchange within thirty (30) minutes of execution time and shall include information concerning the time of the transaction(s), security symbol(s), number of shares, price(s), side (bought or sold), and factual basis for believing that the trade is clearly erroneous. Upon receipt of a timely filed request that satisfies the numerical guidelines set forth in paragraph (c) of this LTSE Rule 11.270, the counterparty to the trade, if any, shall be notified by the Exchange as soon as practicable, but generally within thirty (30) minutes. An Official may request additional supporting written information to aid in the resolution of the matter. If requested, each party to the transaction shall provide any supporting written information as may be reasonably requested by the Official to aid resolution of the matter within thirty (30) minutes of the Official's request. Either party to the disputed trade may request the supporting written information provided by the other party on the matter.

(2) Reserved.

(c) Thresholds. Determinations of whether an execution is clearly erroneous will be made as follows:

(1) Numerical Guidelines. Subject to the provisions of paragraph (c)(3) below, a transaction executed during the Regular Market Session or during the Pre-Market or Post-Market Session shall be found to be clearly erroneous if the price of the transaction to buy (sell) that is the subject of the complaint is greater than (less than) the reference price by an amount that equals or exceeds the numerical guidelines set forth below. The execution time of the transaction under review determines whether the threshold is the Regular Market Session or during the Pre-Market or Post-Market Sessions (which occur before and after the Regular Market Session). The Reference Price will be equal to the consolidated last sale immediately prior to the execution(s) under review except for: (A) multi-stock

events involving twenty or more securities, as described in paragraph (c)(2) below; and (B) in other circumstances, such as, for example, relevant news impacting a security or securities, periods of extreme market volatility, sustained illiquidity, or widespread system issues, where use of a different Reference Price is necessary for the maintenance of a fair and orderly market and the protection of investors and the public interest.

Reference Price, Circumstance or Product	**Regular Market Hours Numerical Guidelines (Subject transaction % difference from the Reference Price)**	**Pre-Market and Post-Market Session Numerical Guidelines (Subject transaction % difference from the Reference Price)**
Greater than $0.00 up to and including $25.00	10%	20%
Greater than $25.00 up to and including $50.00	5%	10%
Greater than $50.00	3%	6%
Multi-Stock Event Filings involving five or more, but less than twenty, securities whose executions occurred within a period of five minutes or less	10%	10%
Multi-Stock Event Filings involving twenty or more securities whose executions occurred within a period of five minutes or less	30%, subject to the terms of paragraph (c)(2) below	30%, subject to the terms of paragraph (c)(2) below

(2) Multi-Stock Events Involving Twenty or More Securities. During Multi-Stock Events involving twenty or more securities, the number of affected transactions may be such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest. In such circumstances, the Exchange may use a Reference Price other than consolidated last sale. To ensure consistent application across trading centers when this paragraph is invoked, the Exchange will promptly coordinate with the away trading centers to determine the appropriate review period, which may be greater than the period of five minutes or less that triggered application of this paragraph, as well as select one or more specific points in time prior to the transactions in question and use transaction prices at or immediately prior to the one or more specific points in time selected as the Reference Price. The Exchange will nullify as clearly erroneous all transactions that are at prices equal to or greater than 30% away from the Reference Price in each affected security during the review period selected by the Exchange and other markets consistent with this paragraph.

(3) Additional Factors. Except in the context of a Multi-Stock Event involving five (5) or more securities, an Official may also consider additional factors to determine whether an execution is clearly erroneous, including but not limited to, system malfunctions or disruptions, volume and volatility for the security, derivative securities products that correspond to greater than 100% in the direction of a tracking index, news released for the security, whether trading in the security was recently halted/resumed, whether the security is an initial public offering, whether the security was subject to a stock-split, reorganization, or other corporate action, overall market conditions, Pre-Market Session or Post-Market Session executions, validity of the consolidated tapes trades and quotes, consideration of primary market indications, and executions inconsistent with the trading pattern in the stock. Each additional factor shall be considered with a view toward maintaining a fair and orderly market and the protection of investors and the public interest.

(d) Outlier Transactions. In the case of an Outlier Transaction, an Official may, in his or her sole discretion, and on a case-by-case basis, consider requests received pursuant to paragraph (b) of this LTSE Rule 11.270 after thirty (30) minutes, but not longer than sixty (60) minutes after the transaction in question, depending on the facts and circumstances surrounding such request.

(1) An “Outlier Transaction” means a transaction where the execution price of the security is greater than three times the current numerical guidelines set forth in paragraph (c)(1) of this LTSE Rule 11.270.

(2) If the execution price of the security in question is not within the Outlier Transaction parameters set forth in paragraph (d)(1) of this LTSE Rule 11.270 but breaches the 52-week high or 52-week low, the Exchange may consider Additional Factors as outlined in paragraph (c)(3), in determining if the transaction qualifies for further review or if the Exchange shall decline to act.

(e) Review Procedures

(1) Determination by Official. Unless both parties to the disputed transaction agree to withdraw the initial request for review, the transaction under dispute shall be reviewed, and a determination shall be rendered by the Official. If the Official determines that the transaction is not clearly erroneous, the Official shall decline to take any action in connection with the completed trade. In the event that the Official determines that the transaction in dispute is clearly erroneous, the Official shall declare the transaction null and void. A determination shall be made generally within thirty (30) minutes of receipt of the complaint, but in no case later than the start of the Regular Market Session on the following day. The parties shall be promptly notified of the determination.

(2) Appeals. If a Member affected by a determination made under this LTSE Rule 11.270 so requests within the time permitted below, the Clearly Erroneous Execution Panel ("CEE Panel") will review decisions made by the Official under this LTSE Rule, including whether a clearly erroneous execution occurred and whether the correct determination was made; provided, however, that the CEE Panel will not review decisions made by an Officer under paragraph (f) of this LTSE Rule 11.270 if such Officer also determines under paragraph (d) of this LTSE Rule that the number of the affected transactions is such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest, and further provided that with respect to rulings made by the Exchange in conjunction with one or more away trading centers, the number of affected transactions is similarly such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest and, hence, are also non-appealable.

(A) The CEE Panel will be comprised of the CRO, or a designee of the CRO, and representatives from two (2) Members.

(B) The Exchange shall designate at least ten (10) representatives of Members to be called upon to serve on the CEE Panel as needed. In no case shall a CEE Panel include a person affiliated with a party to the trade in question. To the extent reasonably possible, the Exchange shall call upon the designated representatives to participate on a CEE Panel on an equally frequent basis.

(C) A request for review on appeal must be made in writing via e-mail or other electronic means specified from time to time by the Exchange in a circular distributed to Members within thirty (30) minutes after the party making the appeal is given notification of the initial determination being appealed. The CEE Panel shall review the facts and render a decision as soon as practicable, but generally on the same trading day as the execution(s) under review. On requests for appeal received between 3:00 p.m. Eastern Time and the close of trading in the Post-Market Session, a decision will be rendered as soon as practicable, but in no case later than the trading day following the date of the execution under review.

(D) The CEE Panel may overturn or modify an action taken by the Official under this LTSE Rule 11.270. All determinations by the CEE Panel shall constitute final action by the Exchange on the matter at issue.

(E) If the CEE Panel votes to uphold the decision made pursuant to paragraph (e)(1) above, the Exchange will assess a $500.00 fee against the Member(s) who initiated the request for appeal. In addition, in instances where the

Exchange, on behalf of a Member, requests a determination by an away trading center that a transaction is clearly erroneous, the Exchange will pass any resulting charges through to the relevant Member.

(F) Any determination by an Officer or by the CEE Panel shall be rendered without prejudice as to the rights of the parties to the transaction to submit their dispute to arbitration

(f) System Disruption or Malfunctions. In the event of any disruption or a malfunction in the operation of any electronic communications and trading facilities of the Exchange in which the nullification of transactions may be necessary for the maintenance of a fair and orderly market or the protection of investors and the public interest exist, an Officer of the Exchange or other senior level employee designee, on his or her own motion, may review such transactions and declare such transactions arising out of the operation of such facilities during such period null and void. In such events, the Officer of the Exchange or such other senior level employee designee will rely on the provisions of paragraphs (c)(1)-(3) of this LTSE Rule 11.270, but in extraordinary circumstances may also use a lower numerical guideline if necessary to maintain a fair and orderly market, protect investors and the public interest. Absent extraordinary circumstances, any such action of the Officer of the Exchange or other senior level employee designee pursuant to this paragraph (f) shall be taken within thirty (30) minutes of detection of the erroneous transaction. When extraordinary circumstances exist, any such action of the Officer of the Exchange or senior level employee designee must be taken by no later than the start of Regular Market Hours on the trading day following the date of execution(s) under review. Each Member involved in the transaction shall be notified as soon as practicable by the Exchange, and the party aggrieved by the action may appeal such action in accordance with the provisions of paragraph (e)(2) above.

(g) Officer Acting on Own Motion. An Officer of the Exchange or senior level employee designee, acting on his or her own motion, may review potentially erroneous executions and declare trades null and void or shall decline to take any action in connection with the completed trade(s). In such events, the Officer of the Exchange or such other senior level employee designee will rely on the provisions of paragraphs (c)(1)-(3) of this LTSE Rule 11.270. Absent extraordinary circumstances, any such action of the Officer of the Exchange or other senior level employee designee shall be taken in a timely fashion, generally within thirty (30) minutes of the detection of the erroneous transaction. When extraordinary circumstances exist, any such action of the Officer of the Exchange or other senior level employee designee must be taken by no later than the start of Regular Market Hours on the trading day following the date of execution(s) under review. When such action is taken independently, each

party involved in the transaction shall be notified as soon as practicable by the Exchange, and the party aggrieved by the action may appeal such action in accordance with the provisions of paragraph (e)(2) above.

(h) Securities Subject to Limit Up-Limit Down Plan. For purposes of this paragraph the phrase "Limit-up-Limit Down Plan" or "Plan" shall mean the Plan to Address Extraordinary Market Volatility Pursuant to Rule 608 of Regulation NMS under the Act. The provisions of paragraphs (a) through (g) above and (h) through (j) below shall govern all Exchange transactions, including transactions in securities subject to the Plan, other than as set forth in this paragraph (h). If, as a result of an Exchange technology or systems issue, any transaction occurs outside of the applicable price bands disseminated pursuant to the Plan, an Officer of the Exchange or senior level employee designee, acting on his or her own motion or at the request of a third party, shall review and declare any such trades null and void. Absent extraordinary circumstances, any such action of the Officer of the Exchange or other senior level employee designee shall be taken in a timely fashion, generally within thirty (30) minutes of the detection of the erroneous transaction. When extraordinary circumstances exist, any such action of the Officer of the Exchange or other senior level employee designee must be taken by no later than the start of Regular Market Hours on the trading day following the date on which the execution(s) under review occurred. Each Member involved in the transaction shall be notified as soon as practicable by the Exchange, and the party aggrieved by the action may appeal such action in accordance with the provisions of paragraph (e)(b) above. In the event that a single plan processor experiences a technology or systems issue that prevents the dissemination of price bands, the Exchange will make the determination of whether to nullify transactions based on paragraphs (a) through (g) above and (h) through (j) below.

(i) Multi-Day Event. A series of transactions in a particular security on one or more trading days may be viewed as one event if all such transactions were effected based on the same fundamentally incorrect or grossly misinterpreted issuance information resulting in a severe valuation error for all such transactions (the "Event"). An Officer of the Exchange or senior level employee designee, acting on his or her own motion, shall take action to declare all transactions that occurred during the Event null and void not later than the start of trading on the day following the last transaction in the Event. If trading in the security is halted before the valuation error is corrected, an Officer of the Exchange or senior level employee designee shall take action to declare all transactions that occurred during the Event null and void prior to the resumption of trading. Notwithstanding the foregoing, no action can be taken pursuant to this paragraph with respect to any transactions that have reached settlement date or that result from an initial public offering of a security. To the extent transactions

related to an Event occur on one or more away trading centers, the Exchange will promptly coordinate with such away trading center(s) to ensure consistent treatment of the transactions related to the Event, if practicable. Any action taken in connection with this paragraph will be taken without regard to the numerical guidelines set forth in this LTSE Rule 11.270. Each Member involved in a transaction subject to this paragraph shall be notified as soon as practicable by the Exchange, and the party aggrieved by the action may appeal such action in accordance with the provisions of paragraph (e)(2) above

(j) Trading Halts. In the event of any disruption or malfunction in the operation of the electronic communications and trading facilities of the Exchange, an away trading center or responsible single plan processor in connection with the transmittal or receipt of a regulatory trading halt, suspension or pause, an Officer of the Exchange or senior level employee designee, acting on his or her own motion, shall nullify any transaction in a security that occurs after the primary listing market for such security declares a regulatory trading halt, suspension or pause with respect to such security and before such regulatory trading halt, suspension, or pause with respect to such security has officially ended according to the primary listing market. In addition, in the event a regulatory trading halt, suspension, or pause is declared, then prematurely lifted in error and is then re-instituted, an Officer of the Exchange or senior level employee designee shall nullify transactions that occur before the official, final end of the halt, suspension or pause according to the primary listing market. Any action taken in connection with this paragraph shall be taken in a timely fashion, generally within thirty (30) minutes of the detection of the erroneous transaction and in no circumstances later than the start of Regular Market Hours on the trading day following the date of execution(s) under review. Any action taken in connection with this paragraph will be taken without regard to the numerical guidelines set forth in this LTSE Rule 11.270. Each Member involved in a transaction subject to this paragraph shall be notified as soon as practicable by the Exchange, and the party aggrieved by the action may appeal such action in accordance with the provisions of paragraph (e)(2) above.

Rule 11.271. Trading Halts

(a) The Exchange does not accept any orders in a security subject to a trading halt at the time of a trading halt. Any order submitted during a halt will be rejected by the System, except as set forth in LTSE Rule 11.350(e).

(b) Any orders resting on the Order Book at the time of a trading halt will not be canceled by the System, except as set forth in LTSE Rule 11.350(e). All orders resting on the Order Book in a security subject to a trading halt at the time of a trading halt will be

unavailable for trading during the trading halt, but will be available for cancellation by the submitting User.

(c) During a trading halt, all quotes disseminated by the Exchange for such security will be set to zero.

Rule 11.280. Limit Up-Limit Down Plan and Trading Halts

(a) This LTSE Rule 11.280 shall be in effect during a pilot period to coincide with the pilot period for the Regulation NMS Plan to Address Extraordinary Market Volatility. If the pilot is not either extended or approved permanently at the end of the pilot period, the Exchange will amend this LTSE Rule. The Exchange shall halt trading in all stocks and shall not reopen for the time periods specified in this LTSE Rule 11.280 if there is a Level 1, 2, or 3 Market Decline, as outlined below.

(1) For purposes of this LTSE Rule 11.280, a Market Decline means a decline in price of the S&P 500® Index between 9:30 a.m. and 4:00 p.m. Eastern Time on a trading day as compared to the closing price of the S&P 500® Index for the immediately preceding trading day. The Level 1, Level 2, and Level 3 Market Declines that will be applicable for the trading day will be publicly disseminated before 9:30 a.m Eastern Time.

(2) A “Level 1 Market Decline” means a Market Decline of 7%.

(3) A “Level 2 Market Decline” means a Market Decline of 13%

(4) A “Level 3 Market Decline” means a Market Decline of 20%

(b) Halts in Trading.

(1) If a Level 1 Market Decline or a Level 2 Market Decline occurs after 9:30 a.m. Eastern Time and up to and including 3:25 p.m. Eastern Time, or in the case of an early scheduled close, 12:25 p.m. Eastern Time, the Exchange shall halt trading in all stocks for 15 minutes after a Level 1 or Level 2 Market Decline. The Exchange shall halt trading based on a Level 1 or Level 2 Market Decline only once per trading day. The Exchange will not halt trading if a Level 1 Market Decline or a Level 2 Market Decline occurs after 3:25 p.m. Eastern Time, or in the case of an early scheduled close, 12:25 p.m. Eastern Time.

(2) If a Level 3 Market Decline occurs at any time during the trading day, the Exchange shall halt trading in all stocks until the primary listing market opens the next trading day.

(c) If a primary listing market halts trading in all stocks, the Exchange will halt trading in all stocks until trading has resumed on the primary listing market or notice has been received from the primary listing market that trading may resume. If the primary listing market does not reopen a security within 15 minutes following the end of the 15-minute halt period, the Exchange may resume trading in that security.

(d) Nothing in this LTSE Rule 11.280 should be construed to limit the ability of the Exchange to otherwise halt, suspend, or pause the trading in any stock or stocks traded on the Exchange pursuant to any other LTSE Rule or policy.

(e) Limit Up-Limit Down Mechanism.

(1) Definitions.

(A) The term “Plan” or “Limit Up-Limit Down Plan” means the Plan to Address Extraordinary Market Volatility Pursuant to Rule 608 of Regulation NMS under the Act, as amended from time to time.

(B) All capitalized terms not otherwise defined in this paragraph (e) shall have the meanings set forth in the Plan or LTSE Rules, as applicable

(2) Exchange Participation in the Plan. The Exchange is a participant in, and subject to the applicable requirements of, the Plan, which establishes procedures to address extraordinary volatility in NMS Stocks

(3) Member Compliance. Members shall comply with the applicable provisions of the Plan.

(4) Exchange Compliance with the Plan. The System shall not rank, display or execute buy (sell) interest above (below) the Upper (Lower) Price Bands, unless such interest is specifically exempted under the Plan.

(5) Re-pricing and Cancellation of Interest. The System shall re-price and/or cancel buy (sell) interest that is priced or could be executed above (below) the Upper (Lower) Price Band. When re-pricing resting orders because such orders are above (below) the Upper (Lower) Price Band, the Exchange will provide new timestamps to such orders

(A) Market Orders and IOC Orders. The System will only execute market orders or IOC orders at or within the Price Bands. If a market order or IOC order cannot be fully executed at or within the Price Bands, the System shall cancel any unexecuted portion of the order without posting such order to the Exchange’s Order Book.

(B) Limit-priced Interest. Both displayable and non-displayable incoming limit-priced interest to buy (sell) that is priced above (below) the Upper (Lower) Price Band shall be re-priced to the Upper (Lower) Price Band. The System shall re-price resting limit-priced interest to buy (sell) to the Upper (Lower) Price Band if Price Bands move such that the price of resting limit-priced interest to buy (sell) would be above (below) the Upper (Lower) Price Band. If the Price Bands move again and the original limit price of displayed and re-priced interest is at or within the Price Band, the System shall re-price such displayed limit interest to the most aggressive permissible price up to the order's limit price. All other displayed and non-displayed limit interest re-priced pursuant to this paragraph (e) will remain at its new price unless the Price Bands move such that the price of resting limit-priced interest to buy (sell) would again be above (below) the Upper (Lower) Price Band.

(C) Reserved.

(D) Reserved.

(E) Sell Short Orders. During a Short Sale Price Test, as defined in LTSE Rule 11.290(b), Short Sale Orders priced below the Lower Price Band shall be re-priced to the higher of the Lower Price Band or the Permitted Display Price or Permitted Non-display Book Price, as applicable

(F) Auction Orders. Auction Eligible Orders on the Auction Book are not price slid or canceled due to LULD price bands.

(6) Reserved

(7) Trading Pause during a Straddle State. The Exchange may declare a Trading Pause for a NMS Stock listed on the Exchange when (i) the National Best Bid (Offer) is below (above) the Lower (Upper) Price Band and the NMS Stock is not in a Limit State; and (ii) trading in that NMS Stock deviates from normal trading characteristics.

(8) Re-opening of Trading following a Trading Pause. At the end of the Trading Pause, the Exchange shall re-open trading in LTSE-listed securities pursuant to the procedures set forth in LTSE Rule 11.350(f). Trading in non-LTSE-listed securities shall re-open upon receipt of the Price Bands from the single plan processor responsible for consolidation of information for the security.

(f) All times referenced in this LTSE Rule 11.280 are Eastern Time.

(g) Authority to Initiate Trading Halts. In circumstances in which LTSE deems it necessary to protect investors and the public interest, LTSE, pursuant to the procedures set forth in paragraph (h).

(1) May halt trading on LTSE of an LTSE-listed security to permit the dissemination of material news, provided, however, that in the Pre-Market Session LTSE will halt trading for dissemination of news only at the request of an issuer or pursuant to (g)(2) below;

(2) May halt trading on LTSE of a security listed on another national securities exchange during a trading halt imposed by such exchange to permit the dissemination of material news;

(3) May halt trading on LTSE: (A) in a security listed on another national securities exchange when such exchange imposes a trading halt in that security because of an order imbalance or influx ("operational trading halt"); or (B) in a security listed on LTSE, when the security is a derivative or component of a security listed on another national securities exchange and such exchange imposes an operational trading halt in that security. In the event that LTSE halts trading, LTSE members may commence quotations and trading otherwise than on LTSE at any time following initiation of operational trading halts, without regard to whether LTSE has terminated the trading halt on LTSE;

(4) May halt trading in an American Depository Receipt ("ADR") or other security listed on LTSE, when the LTSE-listed security or underlying security of the ADR is listed on or registered with another national or foreign securities exchange or market, and the national or foreign securities exchange or market, or regulatory authority overseeing such exchange or market, halts trading in such security for regulatory reasons;

(5) May halt trading in a security listed on LTSE when LTSE requests from the issuer information relating to:

(A) material news;

(B) the issuer's ability to meet LTSE listing qualification requirements, as set forth in Chapters 14 and 16; or

(C) any other information which is necessary to protect investors and the public interest;

(6) May halt trading in a security listed on LTSE when

(A) extraordinary market activity in the security is occurring, such as the execution of a series of transactions for a significant dollar value at prices substantially unrelated to the current market for the security, as measured by the national best bid and offer, and

(B) LTSE determines that such extraordinary market activity is likely to have a material effect on the market for the security; and

(i) LTSE believes that such extraordinary market activity is caused by the misuse or malfunction of an electronic quotation, communication, reporting, or execution system operated by, or linked to, LTSE; or

(ii) After consultation with another national securities exchange trading the security on an unlisted trading privileges basis, LTSE believes that such extraordinary market activity is caused by the misuse or malfunction of an electronic quotation, communication, reporting, or execution system operated by, or linked to, such other national securities exchange; or

(iii) After consultation with FINRA regarding a FINRA facility trading the security, LTSE believes that such extraordinary market activity is caused by the misuse or malfunction of such FINRA facility or an electronic quotation, communication, reporting, or execution systems linked to such FINRA facility.

(7) May halt trading in a security that is the subject of an IPO on LTSE.

(8) Reserved.

(9) Reserved.

(10) Reserved.

(11) Reserved.

(h) Procedure for Initiating and Terminating a Trading Halt.

(1) LTSE issuers are required to notify LTSE of the release of certain material news prior to the release of such information to the public as required by LTSE Rule 14.207(b)(1).

(2) Notification shall be provided directly to LTSE's Regulation Department in the manner specified by LTSE.

(3) Upon receipt of information, from the issuer or other source, LTSE will promptly evaluate the information, estimate its potential impact on the market and determine whether a trading halt in the security is appropriate.

(4) Should LTSE determine that a basis exists under LTSE Rule 11.280(e) or (g) for initiating an LULD trading pause or trading halt, the commencement of the trading pause or halt will be effective at the time specified by LTSE in a notice posted on a publicly available LTSE website.

(5) Trading in a halted security shall resume at or after the time specified by LTSE in a notice posted on a publicly available website.

(6) In the case of a trading halt under LTSE Rule 11.280(g)(6) based on the misuse or malfunction of an electronic order entry, communication, reporting, or execution system that is not operated by LTSE, LTSE will promptly contact the operator of the system in question (as well as any national securities exchange or FINRA facility to which such system is linked) to ascertain information that will assist LTSE in determining whether a misuse or malfunction has occurred, what effect the misuse or malfunction is having on trading in a security, and what steps are being taken to address the misuse or malfunction. If the operator of the system is unavailable when contacted by LTSE, LTSE will continue efforts to contact the operator of the system to ascertain information that will assist LTSE in determining whether the trading halt should be terminated.

(A) A trading halt initiated under LTSE Rule 11.280(g)(6) shall be terminated as soon as LTSE determines either that the system misuse or malfunction that caused the extraordinary market activity will no longer have a material effect on the market for the security or that system misuse or malfunction is not the cause of the extraordinary market activity.

(7) A trading halt or pause initiated under LTSE Rule 11.280(e)(2), (7) or (g)(1), (4), or (5) shall be terminated when LTSE releases the security for trading at the conclusion of the Halt or Volatility Auction pursuant to LTSE Rule 11.350(e) or (f), as applicable.

(8) A trading halt initiated for a security that is the subject of an IPO on LTSE pursuant to LTSE Rule 11.280(g)(7) shall be terminated when LTSE releases the security for trading and the conditions described in this rule are satisfied.

(A) Beginning at the start of the Order Acceptance Period (generally, 8:00 a.m.) Users may enter orders in a security that is the subject of an IPO on LTSE. Prior to terminating the halt, there will be a Display Only Period during which

LTSE will disseminate LTSE Auction Information via electronic means, and Users may continue to enter Auction Eligible Orders for that security in the System. Thirty (30) minutes after the start of the Display Only Period, unless extended by the underwriter, the security will enter a "Pre-Launch Period" of indeterminate duration. The Pre-Launch Period and the Display Only Period shall end, and the security shall be released for trading by LTSE when the conditions described in paragraphs (h)(8)(A), (B), and (C) are all met, and the requirements of LTSE Rule 11.350(e)(2) are satisfied.

(B) LTSE receives notice from the underwriter of the IPO that the security is ready to trade. The System will calculate the Indicative Clearing Price at that time and display it to the underwriter. If the underwriter then approves proceeding, the System will conduct the following validation checks:

(i) the System must determine that all market orders will be executed in the IPO Auction; and

(ii) the security must pass the price validation test described below:

(iii) Prior to the conclusion of the Pre-Launch Period, the underwriter shall select price bands for purposes of applying the price validation test. Under the price validation test, the System compares the Indicative Clearing Price with the clearing price calculated by the IPO Auction. If the clearing price calculated by the IPO Auction differs from the Indicative Clearing Price approved by the underwriter under section (A) above by an amount in excess of the price band selected by the underwriter, the security will not be released for trading and the Pre-Launch Period will continue. The underwriter shall select an upper price band (i.e., an amount by which the clearing price may not be higher than the Indicative Clearing Price approved by the underwriter under section (A) above) and a lower price band (i.e., an amount by which the clearing price may not be lower than the Indicative Clearing Price approved by the underwriter under section (A) above). If a security does not pass the price validation test, the underwriter may, but is not required to, select different price bands before recommencing the process to release the security for trading. The price bands available for selection shall include $0 but shall not be in excess of $0.50. LTSE will notify Members and the public of changes in available price band or increments through a notice that is widely disseminated at least one week in advance of the change. In selecting available price bands and increments, LTSE will consider input from underwriters and other Users and the results of past usage of

price bands to adopt price bands and increments that promote efficiency in the initiation of trading and protect investors and the public interest.

(C) The failure to satisfy these conditions during the process to release the security for trading will result in a delay of the release for trading of the IPO, and a continuation of the Pre-Launch Period, until all conditions have been satisfied. The underwriter, with concurrence of LTSE, may determine at any point during the IPO Auction process up through the conclusion of the Pre-Launch Period to postpone and reschedule the IPO. Market participants may continue to enter orders and order cancellations for participation in the IPO Auction during the Pre-Launch Period until the auction match.

(9) For purposes of this LTSE Rule and LTSE Rule 11.350(e), the process for halting and initial pricing of a security that is the subject of an IPO shall also be available for the initial pricing of any other security that has not been listed on a national securities exchange or traded in the over-the-counter market pursuant to FINRA Form 211 immediately prior to the initial pricing, provided that a broker-dealer serving in the role of financial advisor to the issuer of the securities being listed is willing to perform the functions under LTSE Rule 11.280(h)(8) that are performed by an underwriter with respect to an initial public offering.

Rule 11.290. Short Sales

Marking. All sell orders entered into the Exchange must be marked long, short, or short exempt.

(a) Definitions. For purposes of this LTSE Rule, the terms "covered security," "listing market," and "national best bid" shall have the same meaning as in Rule 201 of Regulation SHO.

(b) Short Sale Price Test. The System shall not execute or display a short sale order not marked short exempt with respect to a covered security at a price that is less than or equal to the current national best bid if the price of that security decreases by 10% or more, as determined by the listing market for the covered security, from the covered security's closing price on the listing market as of the end of the Regular Market Session on the prior day (the “Trigger Price”).

(c) Determination of Trigger Price. For covered securities for which the Exchange is the listing market, the System shall determine whether a transaction in a covered security has occurred at a Trigger Price and shall immediately notify the responsible single plan processor.

(1) The System will not calculate the Trigger Price of a covered security outside of the Regular Market Session.

(2) If a covered security did not trade on the Exchange on the prior trading day (due to a trading halt, trading suspension, or otherwise), the Exchange's determination of the Trigger Price shall be based on the last sale price on the Exchange for that security on the most recent day on which the security traded.

(d) Duration of Short Sale Price Test. If the Short Sale Price Test is triggered by the listing market with respect to a covered security, the Short Sale Price Test shall remain in effect on the Exchange until the close of the Post-Market Session on the next trading day, as provided for in Regulation SHO Rule 201(b)(1)(ii) (the "Short Sale Period").

(1) If the Exchange determines pursuant to LTSE Rule 11.270 that the Short Sale Price Test for a covered security was triggered because of a clearly erroneous execution, the Exchange may lift the Short Sale Price Test before the Short Sale Period ends for securities for which the Exchange is the listing market or, for securities listed on another market notify the other market of the Exchange's determination that the triggering transaction was a clearly erroneous execution as soon as practicable following such determination. The Exchange may also lift the Short Sale Price Test before the Short Sale Period ends, for a covered security for which the Exchange is the listing market, if the Exchange has been informed by another exchange or a self-regulatory organization ("SRO") that a transaction in the covered security that occurred at the Trigger Price was a clearly erroneous execution, as determined by the rules of that exchange or SRO.

(2) If the Exchange determines that the prior day's closing price for a listed security is incorrect in the System and resulted in an incorrect determination of the Trigger Price, the Exchange may correct the prior day's closing price and lift the Short Sale Price Test before the Short Sale Period ends.

Rule Series 11.300. System Guidelines

Rule 11.310. Locking or Crossing Quotations in NMS Stocks

(a) Definitions. For purposes of this LTSE Rule 11.310, the following definitions shall apply:

(1) The terms automated quotation, effective national market system plan, inter-market sweep order, manual quotation, NMS stock, protected quotation, the Regular Market Session, and trading center shall have the meanings set forth in Rule 600(b) of Regulation NMS.

(2) The term crossing quotation shall mean the display of a bid for an NMS stock during the Regular Market Session at a price that is higher than the price of an offer for such NMS stock previously disseminated pursuant to an effective national market system plan, or the display of an offer for an NMS stock during the Regular Market Session at a price that is lower than the price of a bid for such NMS stock previously disseminated pursuant to an effective national market system plan.

(3) The term locking quotation shall mean the display of a bid for an NMS stock during the Regular Market Session at a price that equals the price of an offer for such NMS stock previously disseminated pursuant to an effective national market system plan, or the display of an offer for an NMS stock during the Regular Market Session at a price that equals the price of a bid for such NMS stock previously disseminated pursuant to an effective national market system plan.

(b) Prohibition. Except for quotations that fall within the provisions of paragraph (c) of this LTSE Rule 11.310, the System shall not make available for dissemination, and Users shall reasonably avoid displaying, and shall not engage in a pattern or practice of displaying, any quotations that lock or cross a protected quotation previously disseminated pursuant to an effective national market system plan.

(c) Exceptions.

(1) The locking or crossing quotation was displayed at a time when the trading center displaying the locked or crossed quotation was experiencing a failure, material delay, or malfunction of its systems or equipment.

(2) The locking or crossing quotation was displayed at a time when a protected bid was higher than a protected offer in the NMS stock.

Rule 11.320. Input of Accurate Information

(a) Members of the Exchange shall input accurate information into the System, including, but not limited to, whether the Member acted in a Principal, Agent, or Riskless Principal capacity for each order entered.

Rule 11.330. Data Products

(a) The Exchange offers the following data products free of charge, except as otherwise noted in the Exchange's fee schedule:

(1) LTSE Web Platform. LTSE Web Platform is a data feed, available through the Exchange’s public website, that offers aggregated top of book quotations for all displayed orders resting on the Order Book, aggregated depth of book quotations

for all displayed orders resting on the Order Book at each price level, execution information (i.e., last sale information) for executions on the Exchange, and provides LTSE Auction Information for LTSE-listed securities.

(2) Historical Data. Historical Data is a data product that offers historical top of book quotations, depth of book quotations and other information, and which is available on the Exchange's public website.

(3) DROP. DROP is an uncompressed data feed that offers information regarding the equities trading activity of a specific Member. DROP is only available to the Member to whom the specific data relates and those recipients expressly authorized by the Member.

Rule 11.340. Reserved

Rule 11.350. Auctions

(a) Definitions

(1) The term "Auction Book" refers to the orders specified below that queue prior to the auction match, and shall mean:

(A) For Opening Auctions (i.e., Opening Auction Book):

(i) On-Open orders;

(ii) Limit orders with a TIF of DAY or GTX; and

(iii) Market orders with a TIF of DAY.

(B) For Closing Auctions (i.e., Closing Auction Book):

(i) On-Close orders.

(C) For IPO Auctions (i.e., IPO Auction Book):

(i) On-Open orders;

(ii) Limit orders with a TIF of DAY, GTX, GTT, SYS, or IOC; and

(iii) Market orders with a TIF of DAY.

(D) For Halt Auctions (i.e., Halt Auction Book):

(i) On-Open orders queued prior to Regular Market Hours if a Pre-Market Session halt persists through the start of Regular Market Hours and the Halt Auction is scheduled to occur during the Regular Market Session;

(ii) Limit orders with a TIF of GTT, SYS, or IOC received during the Order Acceptance Period;

(iii) Limit orders with a TIF of DAY received during the Order Acceptance Period within the Regular Market Session, or queued prior to the Regular Market Session for securities that have not traded during the Regular Market Session on that trading day;

(iv) Limit orders with a TIF of GTX received during the Order Acceptance Period within the Regular Market Session or Post-Market Session, or queued prior to the Regular Market Session for securities that have not traded during the Regular Market Session on that trading day;

(v) Market orders with a TIF of IOC received during the Order Acceptance Period within the Regular Market Session;

(vi) Market orders with a TIF of DAY received during the Order Acceptance Period within the Regular Market Session, or queued prior to the Regular Market Session for securities that have not traded during the Regular Market Session on that trading day; and

(vii) Displayed portions of limit orders on the Continuous Book at the time of the halt dissemination.

(E) For Volatility Auctions (i.e., Volatility Auction Book):

(i) On-Close orders, if an LTSE-listed security is paused pursuant to LTSE Rule 11.280(e) at or after the Closing Auction Lock-in Time, or the Order Acceptance Period of a Volatility Auction for a security paused before the Closing Auction Lock-in Time pursuant to LTSE Rule 11.280(e) would otherwise be extended by the Exchange to a time after the Closing Auction Lock-in Time;

(ii) Limit orders with a TIF of GTX, GTT, SYS, or IOC received during the Order Acceptance Period;

(iii) Limit orders with a TIF of DAY received during the Order Acceptance Period within Regular Market Hours;

(iv) Market orders with a TIF of IOC, or DAY received during the Order Acceptance Period within Regular Market Hours; and

(v) Displayed portions of limit orders on the Continuous Book at the time of the pause dissemination.

(2) The term “Auction Eligible Order” shall mean all orders that are eligible for execution in the upcoming auction on the Auction Book and the Continuous Book (collectively, the Order Book) and are not Auction Ineligible Orders; such orders are used by the System to calculate LTSE Auction Information and to determine the clearing price of LTSE Auctions. For Opening or Closing Auctions, non-displayed buy (sell) orders on the Continuous Book with a resting price (as defined in LTSE Rule 11.350(b)(1)(A)(i)) within the Reference Price Range will be priced at the lower (upper) threshold of the Reference Price Range for the purpose of determining the clearing price, but will be ranked and eligible for execution in the Opening or Closing Auction match at the order’s resting price. If the Reference Price Range is a single price, non-displayed buy (sell) orders on the Continuous Book with a resting price above (below) the Reference Price Range will be priced equal to the Reference Price Range for the purpose of determining the clearing price, but will be ranked and eligible for execution in the Opening or Closing Auction match at the order's resting price.

(3) The term “Auction Ineligible Orders” refers to the orders specified below that are not eligible for execution in the auction, and shall mean:

(A) For Opening Auctions:

(i) Reserved.

(B) For IPO Auctions:

(i) Reserved.

(C) For Halt Auctions:

(i) Reserved

(ii) Non-displayed interest on the Continuous Book at the time of the halt.

(D) For Volatility Auctions:

(i) Reserved

(ii) Non-displayed interest on the Continuous Book at the time of the pause.

(4) The term “Continuous Book” shall be in reference to all orders resting on the Order Book that are not on the Auction Book and are available for continuous trading. Market orders and orders with a TIF of IOC do not rest on the Continuous Book. During the Pre-Market Session, Auction Ineligible Orders queued for the Regular Market Session are not on the Continuous Book. There is no Continuous Book when continuous trading in a security is halted or paused; in the event of a halt or pause, Auction Eligible Orders on the Continuous Book shall be incorporated into the Halt or Volatility Auction Book, as applicable.

(5) The term “Display Only Period” shall be in reference to the period of the time during which LTSE disseminates LTSE Auction Information for IPO, Halt, and Volatility Auctions. The Display Only Period begins thirty (30) minutes prior to the scheduled auction match for an IPO Auction, and the start of the Order Acceptance Period for Halt and Volatility Auctions. The Display Only Period shall end when the applicable auction match occurs.

(6) The term “Final Consolidated Last Sale Eligible Trade” shall mean the last trade prior to the end of Regular Market Hours, or where applicable, prior to trading in the security being halted or paused, that is last sale eligible and reported to the Consolidated Tape System (“Consolidated Tape”), rounded to the nearest MPV or Midpoint Price calculated by the System, whichever is closer.

(A) If there is no qualifying Final Consolidated Last Sale Eligible Trade for the current day, the previous official closing price;

(i) If there is no qualifying previous official closing price for a security that is not the subject of an IPO or otherwise being priced pursuant to LTSE Rule 11.280(h)(9), the issue price; and

(B) In the case of an IPO or the initial pricing of any other security pursuant to Rule 11.280(h)(9), the issue price.

(7) The term “Final Last Sale Eligible Trade” shall mean the last trade on LTSE prior to the end of Regular Market Hours, or where applicable, prior to trading in the security being halted or paused, that is last sale eligible and reported to the Consolidated Tape.

(A) If there is no qualifying Final Last Sale Eligible Trade for the current day, the previous official closing price;

(i) If there is no qualifying previous official closing price for a security that is not the subject of an IPO or otherwise being priced pursuant to LTSE Rule 11.280(h)(9), the issue price; and

(B) In the case of an IPO or the initial pricing of any other security pursuant to LTSE Rule 11.280(h)(9), the issue price.

(8) The term "Hyper-aggressive Auction Orders" shall mean:

(A) For Opening Auctions, MOO orders and market orders with a TIF of DAY, as well as LOO orders and limit orders with a TIF of DAY or GTX to buy (sell) priced above (below) the latest upper (lower) threshold of the Opening/Closing Auction Collar calculated by the System.

(B) For Closing Auctions, MOC orders and LOC orders to buy (sell) priced above (below) the latest upper (lower) threshold of the Opening/Closing Auction Collar calculated by the System.

(9) The term "LTSE Auction Information" shall mean the information disseminated pursuant to Rule 11.330(a) regarding the current status of price, size, imbalance information, auction collar information, and other relevant information related to auctions conducted by the Exchange. LTSE Auction Information shall include:

(A) Reference Price: The single price at or within the Reference Price Range at which orders on the Auction Book would match if the LTSE Auction were to occur at that time of dissemination. The Reference Price is set to the price that maximizes the number of the shares from orders on the Auction Book to be executed in the auction. If more than one price maximizes the number of shares that will execute resulting in an auction price range, the Reference Price is set to the price at or within such range that is not lower (higher) than the most aggressive unexecuted buy (sell) order. If more than one price satisfies the above conditions, the Reference Price is set to the price closest or equal to either the Volume Based Tie Breaker (if such range includes prices in the Reference Price Range) or the Reference Price Range (if such range does not include prices in the Reference Price Range) at the time of dissemination. In the case of an IPO or Halt Auction, the Reference Price shall be the same as the Auction Book Clearing Price.

(B) Paired Shares: The number of shares from orders on the Auction Book that can be matched with other orders on the Auction Book at the Reference Price at the time of dissemination.

(C) Imbalance Shares: The number of shares from orders on the Auction Book that may not be matched with other orders on the Auction Book at the Reference Price at the time of dissemination.

(D) Imbalance Side: The buy/sell direction of any imbalance at the time of dissemination.

(E) Indicative Clearing Price: The single price at or within the Opening/Closing Auction Collar at which Auction Eligible Orders would match if the LTSE Auction were to occur at the time of dissemination pursuant to the procedures for determining the clearing price set forth in the applicable auction rule. In the case of an IPO, Halt, or Volatility Auction, the Indicative Clearing Price shall be the same as the Auction Book Clearing Price.

(F) Auction Book Clearing Price: The single price at which orders on the Auction Book would match if the LTSE Auction were to occur at the time of dissemination pursuant to the procedures for determining the clearing price set forth in the applicable auction rule, but shall not be constrained by the Opening/Closing Auction Collar, as applicable. If shares from market orders would remain unexecuted, LTSE shall disseminate an indicator for "market buy" or "market sell."

(G) Collar Reference Price: Opening/Closing Auction Collar Reference Price for the Opening and Closing Auctions. Volatility Auction Collar Reference Price for the Volatility Auction.

(H) Lower Auction Collar: The lower threshold of the Opening/Closing Auction Collar for the Opening and Closing Auctions. The lower threshold of the Volatility Auction Collar for the Volatility Auction.

(I) Upper Auction Collar: The upper threshold of the Opening/Closing Auction Collar for the Opening and Closing Auctions. The upper threshold of the Volatility Auction Collar for the Volatility Auction.

(J) Scheduled Auction Time: The projected time of the auction match.

(K) Extension Number: The total number of automatic Order Acceptance Period extensions an IPO, Halt, or Volatility Auction has received.

(10) The term "LTSE Official Closing Price" shall mean the price disseminated by the Exchange to the Consolidated Tape as the market center official close of an LTSE-listed security.

(11) The term "LTSE Official IPO Opening Price" shall mean the price disseminated by the Exchange to the Consolidated Tape following an IPO Auction as the market center official open for an initial public offering of an LTSE-listed security.

(12) The term “LTSE Official Opening Price” shall mean the price disseminated by the Exchange to the Consolidated Tape as the market center official open of an LTSE-listed security.

(13) The term “LTSE Re-opening Trade” shall mean the trade resulting from a Halt Auction or Volatility Auction (conducted prior to the Closing Auction Lock-in Time) that is disseminated by the Exchange to the Consolidated Tape as the market center re-opening trade of an LTSE-listed security.

(14) Reserved

(15) The term “Initial Consolidated Last Sale Eligible Trade” shall mean the first trade during Regular Market Hours that is last sale eligible and reported to the Consolidated Tape, including the Closing Auction.

(A) If there is no qualifying Initial Consolidated Last Sale Eligible Trade for the current day, the previous official closing price will be used.

(16) The term “Initial Last Sale Eligible Trade” shall mean the first trade on LTSE during Regular Market Hours that is last sale eligible and reported to the Consolidated Tape, including the Closing Auction.

(A) If there is no qualifying Initial Last Sale Eligible Trade for the current day, the previous official closing price will be used.

(17) The term “Impermissible Price” shall mean, for a Volatility Auction, an indeterminable auction price due to a market order imbalance, or an Indicative Clearing Price higher (lower) than the upper (lower) threshold of the Volatility Auction Collar at the scheduled auction match.

(18) Reserved.

(19) The term “Latest Consolidated Last Sale Eligible Trade” shall mean the last trade immediately prior to trading in the security being halted or paused that is last sale eligible and reported to the Consolidated Tape, rounded to the nearest MPV or Midpoint Price calculated by the System, whichever is closer.

(A) If there is no qualifying Latest Consolidated Last Sale Eligible Trade for the current day, the previous official closing price.

(20) The term “Limit-On-Close” or “LOC” shall mean a limit order that specifically requests execution at the LTSE Official Closing Price and is designated for execution in the Closing Auction, or in a Volatility Auction when such auction is

determining the LTSE Official Closing Price pursuant to LTSE Rule 11.350(f)(3). An LOC order submitted with a User instructed display quantity pursuant to Rule LTSE 11.190(b)(2) will be accepted, but the instruction will not be supported.

(21) The term "Limit-On-Open" or "LOO" shall mean a limit order that specifically requests execution at the LTSE Official Opening Price (or the LTSE Official IPO Opening Price in the case of an IPO Auction) and is designated for execution in the Opening Auction, IPO Auction, or Halt Auction when queued prior to Regular Market Hours if a Pre-Market Session halt persists through the start of Regular Market Hours. An LOO order submitted with a User instructed display quantity pursuant to LTSE Rule 11.190(b)(2) will be accepted, but the instruction will not be supported.

(22) The term "Lock-in Time" shall mean two (2) minutes prior to the Opening Auction match (i.e., 9:28 a.m.), and ten (10) minutes prior to the Closing Auction match (i.e., 3:50 p.m., or 10 minutes prior to the end of the Regular Market Session on days that LTSE is subject to an early closing), at which time:

(A) Auction Eligible Orders on the Auction Book may not be canceled or modified prior to the auction match (i.e., locked in);

(B) Hyper-aggressive Auction Orders are rejected upon receipt; and

(C) LTSE begins to disseminate LTSE Auction Information.

(23) The term "Lock-out Time" shall mean ten (10) seconds prior to the Opening and Closing Auction match, at which time any new Auction Eligible Order otherwise eligible for the Auction Book is restricted from entering the Auction Book and is rejected upon receipt (i.e., locked out). Orders must be on the Auction Book prior to the Lock-out Time to guarantee eligibility for the auction. Orders submitted to the Continuous Book after the Lock-out Time remain eligible for execution on the Continuous Book, and in the upcoming Opening or Closing Auction match.

(24) The term "Market-On-Close" or "MOC" shall mean a market order that specifically requests execution at the LTSE Official Closing Price and is designated for execution in the Closing Auction, or in a Volatility Auction when such auction is determining the LTSE Official Closing Price pursuant to LTSE Rule 11.350(f)(3). An MOC order submitted with a User instructed display quantity pursuant to LTSE Rule 11.190(b)(2) will be accepted, but the instruction will not be supported.

(25) The term "Market-On-Open" or "MOO" shall mean a market order that specifically requests execution at the LTSE Official Opening Price (or the LTSE Official IPO

Opening Price in the case of an IPO Auction) and is designated for execution in the Opening Auction, IPO Auction, or Halt Auction when queued prior to Regular Market Hours if a Pre-Market Session halt persists through the start of Regular Market Hours. An MOO order submitted with a User instructed display quantity pursuant to LTSE Rule 11.190(b)(2) will be accepted, but the instruction will not be supported.

(26) Reserved.

(27) The term “Opening/Closing Auction Collar” shall mean, collectively, the upper and lower threshold prices at or within which the Opening and Closing Auction match must occur. The Opening/Closing Auction Collar is established by taking the greater of fifty cents ($0.50) or a default threshold percentage of ten percent (10%) applied to the Opening/Closing Auction Collar Reference Price, which shall be added to (subtracted from) the Protected NBO (NBB) to establish the upper (lower) threshold of the Opening/Closing Auction Collar.

(A) If the Protected NBBO is crossed, the greater of fifty cents ($0.50) or a default threshold percentage of ten percent (10%) applied to the Opening/Closing Auction Collar Reference Price, shall be added to (subtracted from) the LTSE best offer (bid) to establish the upper (lower) threshold of the Opening/Closing Auction Collar.

(B) If the Protected NBBO, or, when utilized, the LTSE best bid and best offer (“LTSE BBO”), is not two-sided, the greater of fifty cents ($0.50) or a default threshold percentage of ten percent (10%) applied to the Opening/Closing Auction Collar Reference Price, shall be added to (subtracted from) the Opening/Closing Auction Collar Reference Price to establish the upper (lower) threshold of the Opening/Closing Auction Collar.

(28) The term “Opening/Closing Auction Collar Reference Price” shall be the Volume Based Tie Breaker.

(29) The term “Order Acceptance Period” shall be in reference to the period of time during which LTSE accepts orders submitted for participation in an IPO, Halt, or Volatility Auction. The Order Acceptance Period shall end when the applicable auction match occurs. The Order Acceptance Period shall begin:

(A) For an IPO Auction, 8:00 a.m., but is subject to change;

(B) For a Halt Auction, five (5) minutes prior to the scheduled auction match, or immediately after a Level 1 or Level 2 Market Decline pursuant to Rule 11.280(a)(1)-(3); and

(C) For a Volatility Auction, immediately after the pause dissemination.

(30) The term “Reference Price Range” is in reference to, for a Volatility Auction, the prices between and including the applicable Volatility Auction Collar, or, for an Opening or Closing Auction, the prices between and including the Protected NBB and Protected NBO for a particular security where the Protected NBBO is a Valid Protected NBBO.

(A) The Protected NBBO is a “Valid Protected NBBO” where:

(i) There is both a Protected NBB and Protected NBO for the security; and

(ii) The Protected NBBO is not crossed.

(B) Where the Protected NBBO is not a Valid Protected NBBO, the LTSE BBO will be used where the LTSE BBO is a Valid LTSE BBO. The LTSE BBO is a “Valid LTSE BBO” where there is both an LTSE best bid and an LTSE best offer for the security.

(C) If there is neither a Valid Protected NBBO nor a LTSE BBO and the market is one-sided, the Reference Price Range shall be equal to the price of the Final Consolidated Last Sale Eligible Trade, unless such price is:

(i) Lower than the Protected NBB, in which case the Reference Price Range shall be equal to the price of the Protected NBB; or

(ii) Higher than the Protected NBO, in which case the Reference Price Range shall be equal to the price of the Protected NBO.

(D) If there is neither a Valid Protected NBBO nor a Valid LTSE BBO and the market is two-sided, the Reference Price Range shall be equal to the price of the Final Consolidated Last Sale Eligible Trade, unless:

(i) The Protected NBBO is not crossed and the price of the Final Consolidated Last Sale Eligible Trade is either:

a. Lower than the Protected NBB, in which case the Reference Price Range shall be equal to the price of the Protected NBB; or

b. Higher than the Protected NBO, in which case the Reference Price Range shall be equal to the price of the Protected NBO.

(ii) The Protected NBBO is crossed and the price of the Final Consolidated Last Sale Eligible Trade is either:

a. Lower than the LTSE best bid, in which case the Reference Price Range shall be equal to the price of the LTSE best bid; or

b. Higher than the LTSE best offer, in which case the Reference Price Range shall be equal to the price of the LTSE best offer.

(E) If there is neither a Protected NBBO nor an LTSE BBO (i.e., a zero-sided market), the Reference Price Range will be the Final Consolidated Last Sale Eligible Trade.

(31) The term “Volatility Auction Collar” represents the range of prices at or within which the Volatility Auction match can occur, and shall mean:

(A) If the Volatility Auction Collar Reference Price is the Lower (Upper) Price Band, the initial lower (upper) threshold of the Volatility Auction Collar is 5% less (greater) than the Volatility Auction Collar Reference Price, rounded to the nearest passive MPV, and the upper (lower) threshold of the Volatility Auction Collar is the Upper (Lower) Price Band; or

(B) For securities with a Volatility Auction Collar Reference Price of $3.00 or less, the initial lower (upper) threshold of the Volatility Auction Collar is $0.15 less (greater) than the Volatility Auction Collar Reference Price, rounded to the nearest passive MPV and the upper (lower) threshold of the Volatility Auction Collar is the Upper (Lower) Price Band.

(32) The term “Volatility Auction Collar Reference Price” shall mean the reference price for calculating the applicable Volatility Auction Collar, and shall equal the price of the Upper or Lower Price Band that triggered the LULD trading pause.

(33) The term “Volume Based Tie Breaker” shall mean, for an Opening or Closing Auction, the midpoint of the Reference Price Range. In an Opening or Closing Auction, the Volume Based Tie Breaker will be rounded to the nearest MPV. If the Reference Price Range is a single price, the Volume Based Tie Breaker shall be equal to the Reference Price Range. In the case of a Halt Auction, or Volatility Auction that is not determining the LTSE Official Closing Price, the Volume Based Tie Breaker shall be equal to the Latest Consolidated Last Sale Eligible Trade. In the case of a Volatility Auction that is determining the LTSE Official Closing Price, the Volume Based Tie Breaker shall be equal to the Final Consolidated Last Sale Eligible Trade. In the case of an IPO Auction, the Volume Based Tie Breaker shall be equal to the issue price.

* * * * * *Supplementary Material* * * * *

.01 Opening/Closing Auction Collar

For example, if the Protected NBBO is $10.00 x $11.00, then the Opening/Closing Auction Collar Reference Price equals $10.50 and the threshold percentage is 10%, resulting in a threshold value of $1.05 (10% of $10.50 = $1.05). This threshold value is then added to the Protected NBO and subtracted from the Protected NBB to obtain the auction's Opening/Closing Auction Collar. In this example, it would result in a lower threshold of $8.95 ($10.00 - $1.05 = $8.95) and an upper threshold of $12.05 ($11.00 + $1.05 = $12.05), thus creating a range of $8.95 to $12.05, within which the auction can occur. This means $8.95 is the lowest price at which the auction can occur and $12.05 is the highest price at which it can occur. The Opening/Closing Auction Collar is dynamic; as the Protected NBBO changes, the Opening/Closing Auction Collar updates to reflect such changes.

.02 Volatility Auction Collar

For example, if the Lower and Upper Price Bands are $10.00 and $11.00, respectively, and a pause is triggered following a Limit State at the Lower Price Band, the Volatility Auction Collar Reference Price would be equal to the Lower Price Band, $10.00. The lower threshold of the Volatility Auction Collar ("lower Volatility Auction Collar") would be calculated by subtracting 5% of the Volatility Auction Collar Reference Price, or $0.50 (5% of $10.00 = $0.50), from the Volatility Auction Collar Reference Price. The upper threshold of the Volatility Auction Collar ("upper Volatility Auction Collar") would be equal to the Upper Price Band. In this example, it would result in a lower Volatility Auction Collar of $9.50 ($10.00 - $0.50 = $9.50) and an upper Volatility Auction Collar of $11.00, thus creating a range of $9.50 to $11.00, within which the Volatility Auction can occur. This means $9.50 is the lowest price at which the Volatility Auction can occur and $11.00 is the highest price at which it can occur.

In this example, if the pause was triggered at 12:00 p.m., the above calculated Volatility Auction Collar would be in effect during the initial Order Acceptance Period from 12:00 until 12:05 p.m. To continue the example, if the Indicative Clearing Price was above the upper Volatility Auction Collar at the time of the scheduled auction match, 12:05 p.m., then the Volatility Auction would receive an extension of 5 minutes (the "Initial Extension Period") and the upper Volatility Auction Collar would be updated by adding $0.50 to the upper Volatility Auction Collar (which is equal to 5% of the original Volatility Auction Reference Price of $10.00). The lower Volatility Auction Collar remains unchanged. In this example, it would result in an upper Volatility Auction Collar of $11.50 ($11.00 + $0.50 = $11.50) and a lower Volatility Auction Collar of $9.50, thus creating a range of $9.50 to $11.50, within which the Volatility Auction can now occur. This means $9.50 is the lowest price at which the Volatility Auction can occur and $11.50 is the highest price at which it can now occur at the next scheduled auction match 5 minutes from now, at 12:10 p.m.

Furthermore, continuing the example, if the Indicative Clearing Price was below the lower Volatility Auction Collar at the time of the scheduled auction match of 12:10 p.m., then the Volatility Auction would receive an extension of 5 minutes (an "Additional Extension Period") and the lower Volatility Auction Collar would be updated by subtracting $0.50 from the lower Volatility Auction Collar (which is equal to 5% of the original Volatility Auction Reference Price of $10.00). In this example, it would result in a lower Volatility Auction Collar of $9.00 ($9.50 - $0.50 = $9.00) and an upper Volatility Auction Collar of $11.50, thus creating a range of $9.00 to $11.50 within which the Volatility Auction can now occur. This means $9.00 is the lowest price at which the Volatility Auction can occur and $11.50 is the highest price at which it can now occur, and the Exchange shall attempt to conduct a

Volatility Auction every one (1) second during the course of each Additional Extension Period until the clearing price falls at or within the Volatility Auction Collar.

.03 Eligibility of Market Orders and Limit Orders with a TIF of DAY Outside Regular Market Hours

If a Volatility Auction originally scheduled to occur during Regular Market Hours receives an automatic extension which causes the auction to occur in the Post-Market Session, limit orders with a TIF of DAY and market orders which were submitted during the Order Acceptance Period within Regular Market Hours are included and are only canceled by the System after the auction match or if the auction is extended to the end of Post-Market Hours.

(b) LTSE Auction Priority.

(1) (1) Orders resting on the Order Book shall be ranked and maintained for the Opening, Closing, IPO, Halt, and Volatility Auction based on the following priority:

(A) Price. The best priced Auction Eligible Order (the highest priced resting order to buy or the lowest priced resting order to sell) has priority over all other orders to buy (or orders to sell) in all cases. Market orders have precedence over limit orders.

(i) Resting Price. Auction Eligible Orders resting on the Continuous Book are ranked by the price at which they are resting on the Continuous Book; Auction Eligible Orders resting on the Auction Book are ranked by the limit price defined by the User, if any (in either case, the order's "resting price"), as follows:

a. Reserved

b. Reserved

c. Reserved

d. Non-displayed limit orders and non-displayed portions of reserve orders on the Continuous Book are ranked and eligible for execution in the Opening/Closing Auction at the order's limit price.

e. Displayed limit orders on the Continuous Book are ranked and eligible for execution in the Opening/Closing Auction at the order's resting price.

f. Limit orders, including LOO and LOC orders, on the Auction Book are ranked and eligible for execution in an auction at the order's limit price.

(ii) Halt or Volatility Auction. Displayed portions of limit orders on the Continuous Book at the time of a halt or pause dissemination are ranked on the Auction Book by the price at which such orders were resting on the Continuous Book at the time of the halt or pause dissemination.

(B) Display. Equally priced Auction Eligible Orders are ranked by display priority.

(i) On-Open and On-Close orders are ranked with display priority.

(ii) Limit orders with a TIF of IOC are ranked with display priority.

(iii) Displayed orders (including On-Open and On-Close orders) and displayed portions of orders on the Auction Book and Continuous Book will have precedence over non-displayed orders and non-displayed portions of orders on the Auction Book and Continuous Book at a given price.

(C) Time. Equally priced Auction Eligible Orders with the same display priority are ranked in time priority.

(i) Where orders to buy (or sell) are ranked at the same price with the same display priority, the oldest order at such price and display shall have precedence at that price and display. Orders are ranked by the time at which they are posted to the Order Book at a given price, the first to be posted at a given price being the oldest. Orders maintain their time priority once booked until one of the following occur, at which time the order will receive a new timestamp:

a. An order on the Auction Book is incremented by the User;

b. An order on the Auction Book is re-priced by the User;

c. Reserved

d. Any one of the events specified in LTSE Rule 11.220(a)(1)(C) occurs to an order on the Continuous Book.

(c) Opening Auction.

(1) (1) Order Entry and Cancellation Before Opening Auction

(A) Users may submit orders to the Exchange at the beginning of the Pre-Market Session for participation in the Opening Auction. Any orders designated for the Opening Auction Book will be queued until the Opening Auction match. Auction Ineligible Orders that may rest on the Order Book will be queued and maintained prior to the auction match in accordance with LTSE Rule 11.220(a)(1); Auction Ineligible Orders with a TIF of IOC will be rejected prior to the auction match.

(B) Between the Opening Auction Lock-in Time and the Opening Auction match, orders on the Opening Auction Book may not be canceled or modified, and Hyper-aggressive Auction Orders submitted to the Exchange will be rejected upon entry.

(C) Orders eligible for the Opening Auction Book received by the Exchange between the Opening Auction Lock-out Time and the Opening Auction match will be rejected.

(D) Orders on the Continuous Book and Auction Ineligible Orders may continue to be entered and canceled or modified at any time prior to execution.

(2) Opening Auction Process. The Exchange will conduct an Opening Auction for all LTSE-listed securities.

(A) Publication of LTSE Auction Information. Beginning at the Opening Auction Lock-in Time, and updated every one second thereafter, LTSE Auction Information associated with the Opening Auction will be disseminated via electronic means.

(B) Determination of LTSE Official Opening Price. The LTSE Official Opening Price will be the price of the Opening Auction. In the event that there is no Opening Auction for an LTSE-listed security, the security will be released for trading pursuant to section (3) below, and the LTSE Official Opening Price will be the price of the Initial Last Sale Eligible Trade.

(i) The Opening Auction shall occur at the price that maximizes the number of shares of Auction Eligible Orders to be executed;

(ii) If more than one price exists under subparagraph (i) resulting in an auction price range, the Opening Auction shall occur at the price at or within such range that is not lower (higher) than the most aggressive unexecuted buy (sell) order;

(iii) If more than one price exists under subparagraph (ii), the Opening Auction shall occur at the price closest or equal to the Volume Based Tie Breaker; and

(iv) If the Opening Auction price established by subparagraphs (i) through (iii) is below (above) the lower (upper) threshold of the Opening/Closing Auction Collar in the Opening Auction, the LTSE Official Opening Price will be the price at or within the range of prices between the lower (upper) threshold of the Opening/Closing Auction Collar and the lower (upper) threshold of the Reference Price Range that best satisfies the conditions of subparagraphs (i) through (iii).

(C) Execution Priority. Opening Auction execution priority occurs in accordance with LTSE Auction Priority as described in section (b) above. Market and MOO orders have priority over all other Auction Eligible Orders, and to the extent there is executable contra side interest, such market and MOO orders will execute at the LTSE Official Opening Price in accordance with time priority. After the execution of all market and MOO orders, the remaining Auction Eligible Orders with a resting price more aggressive than the LTSE Official Opening Price will be executed in price – display – time priority at the LTSE Official Opening Price. All remaining Auction Eligible Orders with a resting price equal to the LTSE Official Opening Price shall execute in display – time priority at the LTSE Official Opening Price. All AGID modifiers as defined in LTSE Rule 11.190(e), and Minimum Quantity instructions as defined in Rule LTSE 11.190(b)(11), will not be supported in the Opening Auction, but will be enforced on all unexecuted shares released to the Continuous Book following the Opening Auction match.

(D) Pre-Market Session Halt. If an LTSE-listed security is subject to a Pre-Market Session halt, all orders on the Opening Auction Book will remain open. Users may resume submission of new or modifications to existing Auction Eligible Orders for the halted security during the Order Acceptance Period. Users may cancel open Auction Eligible Orders at any time during the halt. If a halt persists through the start of Regular Market Hours, no Opening Auction will occur, orders on the Opening Auction Book will become part of the Halt Auction Book, and the Halt Auction will determine the LTSE Official Opening Price in accordance with LTSE Rule 11.350(e) below.

(E) The Halt Auction will determine the LTSE Official Opening Price for an LTSE-listed security pursuant to Rule 11.350(e) below if a Halt Auction is scheduled to occur during the Regular Market Session, and LTSE has not determined an LTSE Official Opening Price due to:

(i) An overnight trading halt; or

(ii) A lack of crossing interest during the Opening Auction, there is no Initial Last Sale Eligible Trade, and the security is subsequently halted.

(F) The Volatility Auction will determine the LTSE Official Opening Price for an LTSE-listed security pursuant to LTSE Rule 11.350(f) below if LTSE has not determined an LTSE Official Opening Price due to:

(i) A lack of crossing interest during the Opening Auction, there is no Initial Last Sale Eligible Trade, and the security is subsequently paused.

(3) Transition to Regular Market Session.

(A) LOO, MOO, and market orders that are not fully executed at the conclusion of the Opening Auction will be canceled immediately after the Opening Auction match. Limit orders to buy (sell) with a TIF of DAY or GTX and a limit price above (below) the upper (lower) threshold of the Opening/Closing Auction Collar that are not fully executed at the conclusion of the Opening Auction will be canceled immediately after the Opening Auction match;

(B) All remaining shares from Auction Eligible Orders that are not canceled by the System immediately after the Opening Auction match, along with all Auction Ineligible Orders queued for trading in the Regular Market Session, shall be released to the Continuous Book for trading in the Regular Market Session, subject to the orders' instructions; and

(4) Opening Auction Contingency Procedures.

(A) When a disruption occurs that prevents the execution of the Opening Auction as set forth above, LTSE shall apply the following Opening Auction Contingency Procedures:

(B) LTSE will publicly announce that no Opening Auction will occur. The price of the Initial Consolidated Last Sale Eligible Trade will be used for the LTSE Official Opening Price. The LTSE Official Opening Price will be published to the Consolidated Tape. All orders on the Order Book will be canceled, and LTSE will open the security for trading without an auction.

(i) If a security's LTSE Official Opening Price cannot be determined based on this procedure, LTSE will not publish an LTSE Official Opening Price for the security.

(ii) The Regular Market Session shall begin either as scheduled, or upon resolution of the disruption that triggered LTSE to operate the Opening Auction Contingency Procedures.

(d) Closing Auction.

(1) Order Entry and Cancellation Before Closing Auction

(A) Users may submit orders to the Exchange at the beginning of the Pre-Market Session, or at the beginning of the Order Acceptance Period for an IPO Auction, for participation in the Closing Auction. Any MOC and LOC orders designated for the Closing Auction Book will be queued until the Closing Auction match.

(B) Between the Closing Auction Lock-in Time and the Closing Auction match, orders on the Closing Auction Book may not be canceled or modified, and Hyper-aggressive Auction Orders submitted to the Exchange will be rejected upon entry.

(C) Between the Closing Auction Lock-in Time and five (5) minutes before the Closing Auction match (e.g., 3:55 p.m.), On-Close orders can be canceled only if the User requests that LTSE correct a legitimate error in the order (e.g., side, size, symbol, price, or duplication of an order). On-Close orders cannot be canceled or modified at or after five (5) minutes before the Closing Auction match (e.g., 3:55 p.m.) for any reason.

(D) Orders eligible for the Closing Auction Book received by the Exchange between the Closing Auction Lock-out Time and the Closing Auction match will be rejected.

(E) Orders on the Continuous Book may continue to be entered and canceled or modified at any time prior to execution.

(2) Closing Auction Process. The Exchange will conduct a Closing Auction for all LTSE-listed securities.

(A) Publication of LTSE Auction Information. At the beginning of the Closing Auction Lock-in Time, and updated every one second thereafter, LTSE

Auction Information associated with the Closing Auction will be disseminated via electronic means.

(B) Determination of LTSE Official Closing Price. The LTSE Official Closing Price will be the price of the Closing Auction. In the event that there is no Closing Auction for an LTSE-listed security, the LTSE Official Closing Price will be the price of the Final Last Sale Eligible Trade, and the security will be released for trading pursuant to section (3) below.

(i) The Closing Auction shall occur at the price that maximizes the number of shares of Auction Eligible Orders to be executed;

(ii) If more than one price exists under subparagraph (i) resulting in an auction price range, the Closing Auction shall occur at the price at or within such range that is not lower (higher) than the most aggressive unexecuted buy (sell) order;

(iii) If more than one price exists under subparagraph (ii), the Closing Auction shall occur at the price closest or equal to the Volume Based Tie Breaker; and

(iv) If the Closing Auction price established by subparagraphs (i) through (iii) is below (above) the lower (upper) threshold of the Opening/Closing Auction Collar in the Closing Auction, the LTSE Official Closing Price will be the price at or within the range of prices between the lower (upper) Opening/Closing Auction Collar and the lower (upper) threshold of the Reference Price Range that best satisfies the conditions of subparagraphs (i) through (iii).

(C) Execution Priority. Closing Auction execution priority occurs in accordance with LTSE Auction Priority as described in section (b) above. MOC orders have priority over all other Auction Eligible Orders, and to the extent there is executable contra side interest, such MOC orders will execute at the LTSE Official Closing Price in accordance with time priority. After the execution of all MOC orders, the remaining Auction Eligible Orders with a resting price more aggressive than the LTSE Official Closing Price will be executed in price – display – time priority at the LTSE Official Closing Price. All remaining Auction Eligible Orders with a resting price equal to the LTSE Official Closing Price shall execute in display – time priority at the LTSE Official Closing Price. All AGID modifiers as defined in LTSE Rule 11.190(e), and Minimum Quantity instructions as defined in LTSE Rule 11.190(b)(11), will not be supported in

the Closing Auction, but will be enforced on all unexecuted shares released to the Continuous Book following the Closing Auction match.

(D) If a halt is disseminated in an LTSE-listed security prior to the Closing Auction, all orders on the Auction Book will remain open. Users may resume submission of new or modifications to existing Auction Eligible Orders for the halted security during the Order Acceptance Period. Users may cancel open Auction Eligible Orders at any time during the halt. If a halt persists through the end of Regular Market Hours, no Closing Auction will occur, all On-Open orders, On-Close orders, market orders, and limit orders with a TIF of DAY will be canceled at the conclusion of Regular Market Hours, and the Final Last Sale Eligible Trade will be the LTSE Official Closing Price. However, where an LTSE-listed security is paused pursuant to LTSE Rule 11.280(e) at or after the Closing Auction Lock-in Time, or the Order Acceptance Period of a Volatility Auction for a security paused before the Closing Auction Lock-in Time pursuant to LTSE Rule 11.280(e) would otherwise be extended by the Exchange to a time after the Closing Auction Lock-in Time, On-Close orders are added to the Volatility Auction and such auction will be used to determine the LTSE Official Closing Price for the subject security at the conclusion of Regular Market Hours in accordance with LTSE Rule 11.350(f)(3) below.

(3) Transition to Post-Market Session.

(A) LOC, MOC, as well as limit orders with a TIF of DAY that are not fully executed at the conclusion of the Closing Auction will be canceled immediately after the Closing Auction match;

(B) All remaining shares from Auction Eligible Orders that are not canceled immediately by the System after the Closing Auction match will be released to the Continuous Book for trading in the Post-Market Session, subject to the orders' instructions; and

(4) Closing Auction Contingency Procedures.

(A) When a disruption occurs that prevents the execution of the Closing Auction as set forth above, LTSE shall apply either the Primary Closing Auction Contingency Procedures pursuant to this paragraph (A), or the Secondary Closing Auction Contingency Procedures pursuant to paragraph (B) below. LTSE will employ the Primary Closing Auction Contingency Procedures if at all possible, and it will employ the Secondary Closing Auction Contingency Procedures only if it determines that both the standard procedures and the Primary Closing Auction Contingency Procedures are unavailable. The

determination to employ Primary or Secondary Closing Auction Contingency Procedures will be based upon all available information including the type of disruption, the system or sub-system disrupted, the availability of testing and diagnostic data, and observed Member and market impact. The determination to implement Primary or Secondary Closing Auction Contingency Procedures shall be made by the President of LTSE or a senior level employee designated by the President. If such a disruption occurs, LTSE shall publicly announce at the earliest possible time the initiation of Primary or Secondary Closing Auction Contingency procedures via system status alerts and email notification directories. If LTSE determines to initiate the Primary Closing Auction Contingency Procedures, the following Provisions shall apply:

(i) LTSE will publicly announce that no Closing Auction will occur. The price of the Final Consolidated Last Sale Eligible Trade will be used for the LTSE Official Closing Price. The LTSE Official Closing Price will be published to the Consolidated Tape. LTSE will execute orders on the Closing Auction Book at the LTSE Official Closing Price to the extent executable buy and sell interest exists on the Closing Auction Book. All remaining orders on the Order Book will be canceled at the conclusion of the contingency process. LTSE will report the resulting execution to the Consolidated Tape and deliver execution reports to Users. If a security's LTSE Official Closing Price cannot be determined by this subsection, LTSE will not publish an LTSE Official Closing Price for the security and will cancel all orders on the Order Book. The Post Market Session shall begin either as scheduled, or upon resolution of the disruption that triggered LTSE to operate the Primary Contingency Procedures.

(B) Secondary Closing Auction Contingency Procedures. When a determination to implement Secondary Closing Auction Contingency Procedures has been made by the President of LTSE or a senior level employee designated by the President pursuant to paragraph (A) above, LTSE shall publicly announce this determination at the earliest possible time via system status alerts and email notification directories. The following procedures shall apply:

(i) If LTSE determines to follow Secondary Closing Auction Contingency Procedures for one or more securities at or before 3:00 p.m., LTSE shall cancel all open orders on the Order Book in the impacted securities to give Members the opportunity to route their orders to alternative execution venues. LTSE will designate an alternate exchange, and the LTSE Official Closing Price for those securities will be determined in accordance with the following procedures:

a. The LTSE Official Closing Price will be the official closing price established for the security under the rules of the designated back-up exchange;

b. If there is no official closing price in a security on the designated back-up exchange, the LTSE Official Closing Price will be the volume weighted average price ("VWAP") of the last sale eligible trades reported to the Consolidated Tape during the last five (5) minutes of Regular Market Hours on that trading day, including any closing transactions on an exchange and any trade breaks or corrections up to the time the VWAP is processed;

c. If there are no last sale eligible trades reported to the Consolidated Tape during the last five (5) minutes of Regular Market Hours, the LTSE Official Closing Price of such security will be the Final Consolidated Last Sale Eligible Trade for the security on that trading day;

d. If there were no last sale eligible trades reported to the Consolidated Tape on that trading day, the LTSE Official Closing Price will be the previous official closing price;

e. If a security's LTSE Official Closing Price cannot be determined under subsection (a), (b), (c), and (d) above, LTSE will not publish an LTSE Official Closing Price for the security; and

f. The Post Market Session shall begin either as scheduled, or upon resolution of the disruption that triggered LTSE to operate the Secondary Contingency Procedures.

(ii) If LTSE determines to follow Secondary Closing Auction Contingency Procedures for one or more securities after 3:00 p.m., LTSE shall cancel all open orders on the Order Book in the impacted securities to give Members the opportunity to route their orders to alternative execution venues, and the LTSE Official Closing Price for those securities will be:

a. The LTSE Official Closing Price will be the VWAP of the last sale eligible trades reported to the Consolidated Tape during the last five (5) minutes of Regular Market Hours on that trading day, including any closing transactions on an exchange and any trade breaks or corrections up to the time the VWAP is processed;

b. If there are no last sale eligible trades reported to the Consolidated Tape during the last five (5) minutes of Regular Market Hours, the LTSE Official Closing Price of such security will be the Final Consolidated Last Sale Eligible Trade for the security on that trading day;

c. If there were no last sale eligible trades reported to the Consolidated Tape on that trading day, the LTSE Official Closing Price will be the previous official closing price;

d. If a security's LTSE Official Closing Price cannot be determined under subsection (a), (b), and (c) above, LTSE will not publish an LTSE Official Closing Price for the security; and

e. The Post Market Session shall begin either as scheduled, or upon resolution of the disruption that triggered LTSE to operate the Secondary Contingency Procedures.

(e) IPO and Halt Auctions. For trading in an LTSE-listed security in an initial public offering (an "IPO"), or the initial pricing of any other security pursuant to LTSE Rule 11.280(h)(9), the Exchange will conduct an IPO Auction, as described below. Following a trading halt in an LTSE-listed security pursuant to LTSE Rule 11.280(g)(1), (4), or (5), the Exchange will conduct a Halt Auction, as described below.

(1) Order Entry and Cancellation Before an IPO or Halt Auction.

(A) Users may submit Auction Eligible Orders to the Exchange at the beginning of the Order Acceptance Period for participation in an IPO or Halt Auction. All Auction Eligible Orders associated with an IPO or Halt Auction will be queued until the applicable auction match. All orders associated with an IPO or Halt Auction must be received prior to the auction match in order to be eligible to execute in the auction. Auction Ineligible Orders that may rest on the Order Book will be queued and maintained during the Order Acceptance Period in accordance with LTSE Rule 11.220(a)(1); Auction Ineligible Orders with a TIF of IOC will be rejected prior to the auction match.

(B) Auction Eligible Orders associated with an IPO or Halt Auction may be canceled or modified at any time prior to the auction match.

(C) At the conclusion of Regular Market Hours, On-Open orders, On-Close orders, market orders, and limit orders with a TIF of DAY will be canceled automatically by the System.

(D) In the event the Exchange cannot complete an IPO or Halt Auction before the end of Post-Market Hours, all open orders in the subject security on the Order Book will be canceled.

(2) IPO and Halt Auction Process.

(A) Publication of LTSE Auction Information. At the start of the Display Only Period for a security and updated every one second thereafter, LTSE Auction Information associated with the IPO or Halt Auction will be disseminated via electronic means.

(B) Extending the Order Acceptance Period. The Order Acceptance Period will be extended:

(i) Automatically for five (5) minutes in an IPO Auction, or one (1) minute for a Halt Auction, when there are unmatched shares from market orders on the Auction Book associated with the auction at the time of the auction match;

(ii) Automatically for five (5) minutes in an IPO Auction, or one (1) minute for a Halt Auction, when the Indicative Clearing Price differs by the greater of five percent (5%) or fifty cents ($0.50) from any of the previous fifteen (15) Indicative Clearing Price disseminations at the time of the auction match;

(iii) Automatically in an IPO Auction during the Pre-Launch Period when the clearing price is above (below) the upper (lower) price band selected by the underwriter pursuant to Rule 11.280(h)(8), until the clearing price is within such price bands; or

(iv) Manually for an IPO Auction upon request for an extension from the underwriter.

(C) Determination of LTSE IPO Opening Price and LTSE Re-opening Trade. The IPO Auction price will be the LTSE Official IPO Opening Price. The execution resulting from the Halt Auction will be the LTSE Re-opening Trade. If there is insufficient trading interest in the System to execute a Halt Auction for that security, no Halt Auction will occur, and the security will be released for trading pursuant to section (3) below. Pursuant to LTSE Rule 11.350(c)(2)(D)

or (E), as applicable, if LTSE has not determined the LTSE Official Opening Price for an LTSE-listed security, and the Halt Auction is scheduled to occur during the Regular Market Session, the LTSE Official Opening Price will be the price of the Halt Auction. If there is insufficient trading interest to complete the Halt Auction, the transition to the Regular Market Session shall be conducted pursuant to LTSE Rule 11.350(e)(3) below, no auction will occur, and the LTSE Official Opening Price will be the price of the Initial Last Sale Eligible Trade.

(i) The auction shall occur at the price that maximizes the number of shares of Auction Eligible Orders to be executed;

(ii) If more than one price exists under subparagraph (i) resulting in an auction price range, the auction shall occur at the price at or within such range that is not lower (higher) than the most aggressive unexecuted buy (sell) order; and

(iii) If more than one price exists under subparagraph (ii), the auction shall occur at the price closest or equal to the Volume Based Tie Breaker.

(iv) If the IPO Auction price established by subparagraphs (i) through (iii) meets the conditions for extending the Order Acceptance Period described in LTSE Rule 11.350(e)(2)(B)(i)-(iii), the Order Acceptance Period shall be extended accordingly; or

(v) If the Halt Auction price established by subparagraphs (i) through (iii) meets the conditions for extending the Order Acceptance Period described in LTSE Rule 11.350(e)(2)(B)(i)-(ii), the Order Acceptance Period shall be extended accordingly.

(D) Execution Priority. IPO and Halt Auction execution priority occurs in accordance with LTSE Auction Priority as described in section (b) above. Market and MOO orders have priority over all other Auction Eligible Orders in an IPO or Halt Auction. To the extent there is executable contra side interest, such market and MOO orders will be executed at the LTSE Official IPO Price or the price of the LTSE Re-Opening Trade according to time priority. After the execution of all market and MOO orders, the remaining Auction Eligible Orders with a resting price more aggressive than the LTSE Official IPO Price or the price of the LTSE Re-Opening Trade will be executed in price – display – time priority at the LTSE Official IPO Price, or the price of the LTSE Re-Opening Trade. All remaining Auction Eligible Orders with a resting price equal to the LTSE Official IPO Price or the price of the LTSE Re-Opening

Trade shall execute in display – time priority at the LTSE Official IPO Price, or the price of the LTSE Re-Opening Trade. All AGID modifiers as defined in Rule 11.190(e), and Minimum Quantity instructions as defined in Rule 11.190(b)(11), will not be supported in the IPO or Halt Auction, but will be enforced on all unexecuted shares released to the Continuous Book following the IPO or Halt Auction match.

(3) Transition to Continuous Trading.

(A) LOO, MOO, and market orders, as well as Auction Eligible Orders with a TIF of IOC that are not fully executed at the conclusion of the IPO Auction will be canceled immediately after the IPO Auction match.

(B) Auction Eligible Orders with a time-in-force of IOC and market orders (as well as On-Open orders when the Halt Auction is determining the LTSE Official Opening Price) that are not fully executed at the conclusion of the Halt Auction will be canceled immediately after the Halt Auction match.

(C) All remaining shares from Auction Eligible Orders that are not canceled immediately by the System after an IPO or Halt Auction match and Auction Ineligible Orders will be released to the Continuous Book for trading in the applicable market session, subject to the orders' instructions; and

(4) Contingency Procedures. When a disruption occurs that prevents the execution of an IPO or Halt Auction as set forth above, LTSE shall apply the following Contingency Procedures:

(A) For an IPO Auction, LTSE will publicly announce that the Order Acceptance Period for the IPO Auction will reset for the subject security. At which point, LTSE will cancel all orders on the Order Book and disseminate a new scheduled time for the Order Acceptance Period and auction match.

(B) For a Halt Auction, LTSE will publicly announce that no Halt Auction will occur. All orders on the Order Book will be canceled, and LTSE will open the security for trading without an auction.

**** * * * * Supplementary Material * * * ****

.01

The Exchange will conduct an IPO Auction for securities that are the subject of an initial public offering. Pursuant to section 12(f)(1)(G)(i)-(ii) of the Securities and Exchange Act, a security is the subject of an initial public offering if the offering of the subject security is registered under the Securities Act of 1933, the issuer of the security, immediately prior to filing the registration

statement with respect to the offering, was not subject to the reporting requirements of the Securities and Exchange Act, and the initial public offering of such security commences at the opening of trading on the day on which such security commences trading on the national securities exchange with which such security is registered. In addition, the Exchange will also conduct an IPO Auction for the initial pricing of any other security pursuant to Rule 11.280(h)(9). Pursuant to Rule 11.280(h)(9), the process for halting and initial pricing of a security that is the subject of an IPO shall also be available for the initial pricing of any other security that has not been listed on a national securities exchange or traded in the over-the-counter market pursuant to FINRA Form 211 immediately prior to the initial pricing, provided that a broker-dealer serving in the role of financial advisor to the issuer of the securities being listed is willing to perform the functions under LTSE Rule 11.280(h)(8) that are performed by an underwriter with respect to an initial public offering.

.02

Initial trading for an LTSE-listed security that is not the subject of an IPO or otherwise being priced pursuant to Rule 11.280(h)(9) will be eligible to begin trading in the Pre-Market Session and have an Opening Auction on LTSE at the start of Regular Market Hours. For example, if an issuer with a class of common stock listed on LTSE offers and lists a preferred class of securities on LTSE, the offering of such securities would not constitute an initial public offering pursuant to section 12(f)(1)(G)(i) of the Securities and Exchange Act. Therefore, if the security does not qualify for the process of halting and initial pricing of a security pursuant to Rule 11.280(h)(9) (e.g., because there is no broker-dealer serving in the role of financial advisor to the issuer of the securities being listed that is willing to perform the functions under LTSE Rule 11.280(h)(8) that are performed by an underwriter with respect to an initial public offering), such security will be eligible for trading in the Pre-Market Session and have an Opening Auction on LTSE at the start of Regular Market Hours.

(f) Volatility Auction. The Volatility Auction is used to re-open an LTSE-listed security after such security is subject to an LULD trading pause pursuant to LTSE Rule 11.280(e).

(1) Order Entry and Cancellation Before a Volatility Auction.

(A) Auction Eligible Orders may be submitted to the Exchange at the beginning of the five (5) minute Order Acceptance Period for participation in a Volatility Auction. However, when an LTSE-listed security is paused pursuant to LTSE Rule 11.280(e) at or after the Closing Auction Lock-in Time, or if the Order Acceptance Period of a Volatility Auction for a security paused before the Closing Auction Lock-in Time pursuant to LTSE Rule 11.280(e) would be in effect at the Closing Auction Lock-in Time, the Order Acceptance Period shall continue to the end of the Regular Market Session.

(B) All Auction Eligible Orders will be queued until the auction match. All orders associated with a Volatility Auction must be received prior to the auction

match in order to be eligible for execution in the auction. Auction Ineligible Orders that may rest on the Order Book will be queued and maintained during the Order Acceptance Period in accordance with LTSE Rule 11.220(a)(1); Auction Ineligible Orders with a TIF of IOC will be rejected prior to the auction match.

(C) Auction Eligible Orders associated with a Volatility Auction may be canceled or modified at any time prior to the auction match.

(2) Volatility Auction Process.

(A) Publication of LTSE Auction Information. At the start of the Display Only Period and updated every one second thereafter, LTSE Auction Information associated with the Volatility Auction will be disseminated via electronic means.

(B) Volatility Auction Collar. The Volatility Auction match must occur at a price at or within the Volatility Auction Collar.

(C) Conditions for Extending the Order Acceptance Period. The Order Acceptance Period will be extended:

(i) Automatically for five (5) minutes when the Indicative Clearing Price differs by the greater of five percent (5%) or fifty cents ($0.50) from any of the previous fifteen (15) Indicative Clearing Price disseminations at the time of the auction match;

(ii) Automatically for five (5) minutes when the Indicative Clearing Price, at the time of the auction match, is an Impermissible Price. Upon extension, the Volatility Auction Collar will be expanded in the direction of the Impermissible Price pursuant to section (D)(ii) below; the Volatility Auction will continue to be extended in five (5) minute increments and will continue to be expanded in the direction of the Impermissible Price until sufficient trading interest exists at an Indicative Clearing Price at or within the Volatility Auction Collar; or

(iii) Automatically to the end of Regular Market Hours where an LTSE-listed security is paused pursuant to LTSE Rule 11.280(e) at or after the Closing Auction Lock-in Time, or the Order Acceptance Period of a Volatility Auction for a security paused before the Closing Auction Lock-in Time pursuant to LTSE Rule 11.280(e) would be in effect at the Closing Auction Lock-in Time, in which case the LTSE Official Closing

Price will be determined by the Volatility Auction pursuant to section (3) below.

(D) Incremental Extensions of the Order Acceptance Period following a Trading Pause. Pursuant to section (a)(29)(C) above, the Order Acceptance Period for a Volatility Auction shall commence immediately after the Trading Pause. The Order Acceptance Period may be extended for five (5) minutes pursuant to section 11.350(f)(2)(C)(i) or (C)(ii) above (the "Initial Extension Period"). After the Initial Extension Period, the Order Acceptance Period may be extended for additional five (5) minute periods pursuant to section 11.350(f)(2)(C)(i) or (C)(ii) above (each an "Additional Extension Period") until a Volatility Auction occurs. The Exchange shall attempt to conduct a Volatility Auction every one (1) second during the course of each Additional Extension Period. Should the Order Acceptance Period for a Volatility Auction be extended to a time past the Closing Auction Lock-in Time (i.e., 10 minutes prior to the end of the Regular Market Session), the Volatility Auction shall be conducted pursuant to section (f)(3) of this Rule.

(i) At the beginning of the Order Acceptance Period, the Volatility Auction Collar Reference Price and the Volatility Auction Collar shall be determined in accordance with section (a)(32) and (a)(31) of the Rule, respectively.

(ii) At the beginning of the Initial Extension Period pursuant to section (C)(ii), the upper (lower) Volatility Auction Collar shall be increased (decreased) by five (5) percent of the original Volatility Auction Collar Reference Price in the direction of the Impermissible Price, rounded to the nearest passive MPV. For securities with a Volatility Auction Collar Reference Price of $3.00 or less, the Volatility Auction Collar shall be increased (decreased) in $0.15 increments in the direction of the Impermissible Price. At the beginning of each Additional Extension Period pursuant to section (C)(ii), the Volatility Auction Collar shall be widened in accordance with this paragraph by the same method as the Initial Extension Period.

(E) Determination of LTSE Re-Opening Trade. The execution resulting from the Volatility Auction will be the LTSE Re-opening Trade. If there is insufficient trading interest in the System to execute the Volatility Auction for that security, no Volatility Auction will occur, and the security will be released for trading pursuant to section (G) below. Pursuant to LTSE Rule 11.350(c)(2)(F), if LTSE has not determined the LTSE Official Opening Price for an LTSE-listed

security, and the security is subject to an LULD trading pause, the LTSE Official Opening Price will be the price of the Volatility Auction.

(i) The Volatility Auction shall occur at the price that maximizes the number of shares of Auction Eligible Orders to be executed;

(ii) If more than one price exists under subparagraph (i) resulting in an auction price range, the Volatility Auction shall occur at the price at or within such range that is not lower (higher) than the most aggressive unexecuted buy (sell) order; and

(iii) If more than one price exists under subparagraph (ii), the Volatility Auction shall occur at the price closest or equal to the Volume Based Tie Breaker.

(iv) If the Volatility Auction price established by subparagraphs (i) through (iii) is outside the Volatility Auction Collar, the Order Acceptance Period shall be extended pursuant to 11.350(f)(2)(C)(ii) and the Volatility Auction Collars shall be updated pursuant to LTSE Rule 11.350(f)(2)(D)(ii), described above; or

(v) If the Volatility Auction price established by subparagraphs (i) through (iii) meets the conditions for extending the Order Acceptance Period described in LTSE Rule 11.350(f)(2)(C)(i), the Order Acceptance Period shall be extended accordingly.

(F) Execution Priority. Volatility Auction execution priority occurs in accordance with LTSE Auction Priority as described in section (b) above. Market orders have priority over all other Auction Eligible Orders in the Volatility Auction. To the extent there is executable contra side interest, such market orders will be executed at the price of the LTSE Re-Opening Trade according to time priority. After the execution of all market orders, the remaining Auction Eligible Orders with a resting price more aggressive than the price of the LTSE Re-Opening Trade will be executed in price – display – time priority at the price of the LTSE Re-Opening Trade. All remaining Auction Eligible Orders with a resting price equal to the price of the LTSE Re-Opening Trade shall execute in display – time priority at the price of the LTSE Re-Opening Trade. All AGID modifiers as defined in Rule 11.190(e), and Minimum Quantity instructions as defined in Rule 11.190(b)(11), will not be supported in the Volatility Auction, but will be enforced on all unexecuted shares released to the Continuous Book following the Volatility Auction match.

(G) Transition to Regular Market Session.

(i) Auction Eligible Orders with a TIF of IOC and market orders that are not fully executed in a Volatility Auction will be canceled immediately after the Volatility Auction match;

(ii) All remaining shares from Auction Eligible Orders that are not canceled immediately by the System after a Volatility Auction match and Auction Ineligible Orders will be released to the Continuous Book for trading in the Regular Market Session, subject to the orders' instructions; and

(H) Contingency Procedures. When a disruption occurs that prevents the execution of a Volatility Auction as set forth above, LTSE shall apply the following Volatility Auction Contingency Procedures:

(i) LTSE will publicly announce that no Volatility Auction will occur, and the Exchange will immediately notify the single plan processor responsible for consolidation of information for the security. All orders on the Order Book will be canceled, and LTSE will open the security for trading without an auction after the single plan processor responsible for consolidation of information for the security has disseminated Price Bands.

(3) Closing with a Volatility Auction. Where an LTSE-listed security is paused pursuant to LTSE Rule 11.280(e) at or after the Closing Auction Lock-in Time, or the Order Acceptance Period of a Volatility Auction for a security paused before the Closing Auction Lock-in Time pursuant to LTSE Rule 11.280(e) would otherwise be extended by the Exchange to a time after the Closing Auction Lock-in Time, no Closing Auction for the security will occur. Instead, the Exchange will conduct a Volatility Auction at the end of Regular Market Hours to determine the LTSE Official Closing Price for the security.

(A) Order Entry and Cancellation Before Closing with a Volatility Auction.

(i) Auction Eligible Orders may be submitted to the Exchange at the beginning of the Order Acceptance Period for participation in a Volatility Auction. All Auction Eligible Orders will be queued until the auction match. All orders associated with a Volatility Auction must be received prior to the auction match in order to be eligible for execution in the Volatility Auction. Auction Ineligible Orders will be rejected prior to the auction match.

(ii) MOC and LOC orders queued for the Closing Auction will be incorporated into the Auction Book for the Volatility Auction.

(iii) When an LTSE-listed security is paused pursuant to LTSE Rule 11.280(e) at or after the Closing Auction Lock-in Time, or the Order Acceptance Period of a Volatility Auction for a security paused before the Closing Auction Lock-in Time pursuant to LTSE Rule 11.280(e) would otherwise be extended by the Exchange to a time after the Closing Auction Lock-in Time, non-displayed interest with a TIF of DAY orders will be immediately canceled, in order to allow Users to re-enter such interest as Auction Eligible Orders.

(iv) Auction Eligible Orders associated with a Volatility Auction may be canceled or modified at any time prior to the auction match.

(v) In the event the Exchange cannot complete a Volatility Auction before the end of Post-Market Hours, all open orders in the subject security on the Order Book will be canceled.

(B) Process for Closing with a Volatility Auction.

(i) Publication of LTSE Auction Information. At the start of the Display Only Period and updated every one second thereafter, LTSE Auction Information associated with the Volatility Auction will be disseminated via electronic means.

(ii) Determination of LTSE Official Closing Price. The LTSE Official Closing Price will be the price of the Volatility Auction. If there is insufficient trading interest in the System to execute the Volatility Auction for that security, the Final Last Sale Eligible Trade shall be used as the LTSE Official Closing Price in that security, and the security will be released for trading pursuant to section (C) below. Pursuant to Rule 11.350(c)(2)(F), if LTSE has not determined the LTSE Official Opening Price for an LTSE-listed security, and the security is subject to an LULD trading pause, the LTSE Official Opening Price will be the price of the Volatility Auction.

a. The Volatility Auction shall occur at the price that maximizes the number of shares of Auction Eligible Orders to be executed;

b. If more than one price exists under subparagraph (a) resulting in an auction price range, the Volatility Auction shall occur at the price at or

within such range that is not lower (higher) than the most aggressive unexecuted buy (sell) order; and

c. If more than one price exists under subparagraph (b), the Volatility Auction shall occur at the price closest or equal to the Volume Based Tie Breaker.

d. If the Volatility Auction price established by subparagraphs (a) through (c) is outside the Volatility Auction Collar, the Order Acceptance Period shall be extended pursuant to 11.350(f)(2)(C)(ii) and the Volatility Auction Collars shall be updated pursuant to LTSE Rule 11.350(f)(2)(D)(ii), described above; or

e. If the Volatility Auction price established by subparagraphs (a) through (c) meets the conditions for extending the Order Acceptance Period described in LTSE Rule 11.350(f)(2)(C)(i), the Order Acceptance Period shall be extended pursuant to 11.350(f)(2)(D).

(iii) Execution Priority. Volatility Auction execution priority occurs in accordance with LTSE Auction Priority as described in section (b) above. Market and MOC orders have priority over all other Auction Eligible Orders in the Volatility Auction. To the extent there is executable contra side interest, such market and MOC orders will be executed at the LTSE Official Closing Price according to time priority. After the execution of all market and MOC orders, the remaining Auction Eligible Orders with a resting price more aggressive than the LTSE Official Closing Price will be executed in price – display – time priority at the LTSE Official Closing Price. All remaining Auction Eligible Orders with a resting price equal to the LTSE Official Closing Price shall execute in display – time priority at the LTSE Official Closing Price. All AGID modifiers as defined in LTSE Rule 11.190(e), and Minimum Quantity instructions as defined in LTSE Rule 11.190(b)(11), will not be supported in the Volatility Auction, but will be enforced on all unexecuted shares released to the Continuous Book following the Volatility Auction match.

(C) Transition to Post-Market Session.

(i) LOC, MOC, and market orders, as well as all orders with a TIF of DAY or IOC that are not fully executed at the conclusion of the Volatility Auction will be canceled immediately after the Volatility Auction match; and

(ii) All remaining shares from Auction Eligible Orders that are not canceled immediately by the System after the Volatility Auction match will be released to the Continuous Book for trading in the Post-Market Session, subject to the orders' instructions.

(D) Contingency Procedures for Closing with a Volatility Auction.

(i) When a disruption occurs that prevents the execution of the Volatility Auction as set forth above, LTSE will utilize the Closing Auction Contingency Procedures as defined in LTSE Rule 11.350(d)(4).

(g) Short Sale Order Handling.

(1) For Opening, Closing, Halt, and Volatility Auctions for covered securities, when the Short Sale Price Test of Rule 201 of Regulation SHO is in effect, the Exchange will not execute or display short sale orders not marked short exempt at a price at or below the current NBB.

(A) When the Short Sale Price Test of Rule 201 of Regulation SHO is in effect during the auction match for covered securities, and the inclusion of one or more sell short orders not marked short exempt would push the auction match price to a price at or below the current NBB price at the time of the auction match (i.e., the time of execution of orders in the auction), then such sell short order not marked short exempt and all other sell short orders not marked short exempt with lesser priority shall not receive an execution in the auction match.

(h) Whenever, in the judgment of the Exchange, the interests of a fair and orderly market so require, the Exchange may adjust the timing of or suspend the auctions set forth in this LTSE Rule with prior notice to Users.

(i) Reserved

(j) For purposes of this Rule, all references to a.m. and p.m. times shall mean Eastern Time.

Rule 11.360. Reserved.

Rule 11.370. Reserved

Rule 11.380. Risk Management

(a) Risk Controls

(1) Risk Controls may be optionally elected by a Member or the clearing firm of a Member

(2) LTSE Risk controls can be configured to accumulate gross notional exposure for a Member or clearing firm's broker correspondent across MPIDs, by MPID, by session, or in combination, per clearing firm relationship or Member, as applicable. Risk controls accumulates the gross notional value of trades for a Member or clearing firm's broker correspondent as specified in subparagraph (2)(A), and will automatically reject new orders and cancel all open orders when the notional exposure has exceeded a predetermined limit. Risk Controls may be increased or decreased on an intra-day basis by a Member or the clearing firm of a Member, as applicable.

(A) Gross notional exposure is calculated as the absolute sum of the notional value of all buy and sell trades: equal to the value of executed buys plus the absolute value of executed long sells plus the absolute value of executed short sells. There is no netting of buys and sales in the same symbol or across symbols. Gross notional exposure resets for each new trading day.

Rule 11.390. Reserved

Rule Series 11.400. Market Data Feeds

Rule 11.410. Use of Market Data Feeds and Calculations of Necessary Price Reference Points

(a) Market Data Sources.

Away Trading Center	Primary Source Quotes	Source Trades & Admin
Cboe BZX Exchange (BATS)	CQS/UQDF	CTS/UTDF
Cboe BYX Exchange (BATY)	CQS/UQDF	CTS/UTDF
Chicago Stock Exchange (XCHI)	CQS/UQDF	CTS/UTDF
Cboe EDGA Exchange (EDGA)	CQS/UQDF	CTS/UTDF
Cboe EDGX Exchange (EDGX)	CQS/UQDF	CTS/UTDF
Investors Exchange (IEX)	CQS/UQDF	CTS/UTDF
NASDAQ BX (XBOS)	CQS/UQDF	CTS/UTDF
NASDAQ PSX (XPHL)	CQS/UQDF	CTS/UTDF
NASDAQ Stock Market (XNGS)	CQS/UQDF	CTS/UTDF
NYSE National (XCIS)	CQS/UQDF	CTS/UTDF
New York Stock Exchange (XNYS)	CQS/UQDF	CTS/UTDF
NYSE ARCA (ARCX)	CQS/UQDF	CTS/UTDF
NYSE American (XASE)	CQS/UQDF	CTS/UTDF

(1) Top of Book. LTSE determines the Top of Book quotation for each away trading center to be equal to the price and size of the most current displayed best priced bid and displayed best priced offer of an away trading center in an Regulation NMS Covered Security ("covered security") known to the System during system hours through the market data sources described in paragraph (3) below.

(2) Reserved.

(3) SIP Market Data Feeds. LTSE consumes SIP consolidated quotation and trade data feeds for each of the National Tape Plans for covered securities. The Exchange will maintain connectivity and access to the relevant SIP for the receipt of SIP feeds. SIP feeds are a primary source of administrative messages such as halts, unhalts, limit up-limit down reference prices, Regulation SHO short sale circuit breakers, and last sale information. SIP feeds are also the primary source of administrative messages for certain reporting, regulatory and compliance systems within LTSE.

(4) LTSE Best Priced Quotation. LTSE is aware of its own Top of Book, aggregated best priced, resting, displayed orders for which it is publishing a protected quotation, intrinsically within the LTSE System. The LTSE System is the primary source of the LTSE Top of Book for the purposes of calculating quote related reference prices for the trading system. SIP feeds and the LTSE proprietary market data feeds may be the, or one of the, primary sources of LTSE Top of Book information for certain reporting, regulatory, and compliance systems of the Exchange.

(b) Quote Related Reference Prices are derived from composite of Top of Book determined for each away trading center as per paragraph (a) above in the following manner:

(1) Protected Quotations. Protected Bids and Offers are determined from all Top of Book information for away trading centers quotations meeting the requirements defined in rules of Regulation NMS. LTSE consumes the Protected Quotations from the away trading centers listed in this LTSE Rule.

(2) National Best Bid and Offer. The NBBO is equal to the highest bid and lowest offer among all valid Top of Book for each protected quotation in each covered security, including LTSE’s own quotation. Quotations of venues against which LTSE has declared self-help as described in LTSE Rule 11.230(d), are included in the determination of the NBBO.

(3) Protected Best Bid and Offer. The Protected NBBO is equal to the highest bid and lowest offer among all valid Top of Book for each protected quotation in each covered security, including LTSE's own quotation. Quotations of venues against which LTSE has declared self-help as described in LTSE Rule 11.230(d), are excluded in the determination of the PBBO.

(4) Reserved.

(c) Matching Engine Market Data Usage. The LTSE Matching Engine uses the NBBO to determine price for the Regulation SHO Short Sale Price Test, and the Protected NBBO to determine the protected inside for the purpose of preventing locked and crossed markets, NMS price sliding, and trade through protection.

(d) Reserved.

Rule 11.420. Order Audit Trail System Requirements

(a) Definitions. For purposes of this LTSE Rule 11.420, terms shall have the same meaning as those defined in the LTSE’s Certificate of Incorporation, Bylaws and Rules, unless otherwise specified.

(1) “Bunched Order” shall mean two (2) or more orders that are aggregated prior to execution.

(2) "Customer" shall mean a person other than a broker or dealer.

(3) "Electronic Communication Network" shall mean any electronic system that widely disseminates to third parties orders entered therein by an exchange market maker or over-the-counter market maker, and permits such orders to be executed in whole or in part, and as further defined in Rule 600 of SEC Regulation NMS.

(4) "Electronic Order" shall mean an order captured by a Member in an electronic order-routing or execution system.

(5) "Index Arbitrage Trade" shall have the same meaning as the term "Index Arbitrage" in New York Stock Exchange Rule 7410.

(6) "Manual Order" shall mean an order that is captured by a Member other than in an electronic order-routing or execution system.

(7) "NMS stock" shall have the same meaning as contained in Rule 600 of SEC Regulation NMS.

(8) "Order" shall mean any oral, written, or electronic instruction to effect a transaction in an equity security traded by LTSE that is received by a Member from another person for handling or execution, or that is originated by a department of a Member for execution by the same or another Member, other than any such instruction to effect (1) a proprietary transaction originated by a trading desk in the ordinary course of a Member's market making activities in an LTSE traded equity security, or (2) effect a Bona Fide Hedge Transaction involving an LTSE traded equity security originated by a trading desk in the ordinary course of the Member's options market making activities.

(9) "Order Audit Trail System" shall mean the automated system owned and operated by FINRA that is designed to capture order information in equity securities traded by LTSE and reported by Members for integration with trade and quotation information to provide FINRA with an accurate time sequenced record of orders and transactions.

(10) "Program Trade" shall have the same meaning as the term "Program Trading" in New York Stock Exchange Rule 7410.

(11) "Proprietary Trading Firm" shall mean an LTSE Member that trades its own capital and that does not have “customers,” as that term is defined in LTSE Rule 11.420(a)(2), and that is not a FINRA Member. The funds used by a Proprietary Trading firm must be exclusively firm funds and all trading must be in the firm's accounts. Traders must be owners of, employees of, or contractors to the firm.

(12) "Reporting Agent" shall mean a third party that enters into any agreement with a Member pursuant to which the Reporting Agent agrees to fulfill such Member's obligations under LTSE Rule 11.420(e).

(13) "Reporting Member" shall mean a Member that receives or originates an order and has an obligation to record and report information under LTSE Rules 11.420(d) and 11.420(e).

(A) A Member shall not be considered a Reporting Member in connection with an order, if the following conditions are met:

(i) the Member engages in a non-discretionary order routing process, pursuant to which it immediately routes, by electronic or other means, all of its orders to:

a. a single receiving Reporting Member; or

b. two receiving Reporting Members, provided:

1. orders are routed by the Member to each receiving Reporting Member on a pre-determined schedule approved by FINRA; and

2. orders are routed to two receiving Reporting Members pursuant to the schedule for a time period not to exceed one year; and

(ii) the Member does not direct and does not maintain control over subsequent routing or execution by the receiving Reporting Member(s);

(iii) the receiving Reporting Member(s) record(s) and report(s) all information required under LTSE Rules 11.420(d) and 11.420(e) with respect to the order; and

(iv) the Member has a written agreement with the receiving Reporting Member(s) specifying the respective functions and responsibilities of each party to effect full compliance with the requirements of LTSE Rules 11.420(d) and 11.420(e).

(b) Applicability.

(1) Unless otherwise indicated, the requirements of this LTSE Rule 11.420 are in addition to the requirements contained elsewhere in the LTSE Rules.

(2) Unless otherwise indicated, the requirements of this LTSE Rule 11.420 shall apply to all LTSE Members and to their associated persons.

(3) Unless otherwise indicated, the requirements of this LTSE Rule 11.420 shall apply to all executed or unexecuted orders for equity securities traded by LTSE.

(c) Synchronization of Member Business Clocks.

(1) LTSE Members shall comply with FINRA Rule 4590 as if such rule were part of the LTSE rules.

(2) For purposes of this LTSE Rule 11.420, references to "the FINRA By-Laws or other FINRA rules" shall be construed as references to "the LTSE Rules."

(d) Recording of Order Information

(1) LTSE Members and persons associated with a Member shall comply with FINRA Rule 7440 as if such rule were part of LTSE's Rules. LTSE and FINRA are parties to the Regulatory Contract pursuant to which FINRA has agreed to perform certain functions on behalf of LTSE. Therefore, LTSE Members are

complying with this LTSE Rule 11.420(d) by complying with FINRA Rule 7440 as written, including, for example, filing requirements and notifications. In addition, functions performed by FINRA, FINRA departments, and FINRA staff under LTSE Rule 11.420(d) are being performed by FINRA on behalf of LTSE.

(2) For purposes of this LTSE Rule:

(A) references to FINRA Rules 7420 through 7460 shall be construed as references to LTSE Rules 11.420(b) through (e);

(B) references to FINRA Rules 5320, 7440, and 7450 shall be construed as references to LTSE Rules 10.160, 11.420(d), and 11.420(e), respectively.

(3) LTSE Members shall assign and enter a unique order identifier, in the form prescribed by LTSE, to all orders that are electronically transmitted to the Exchange. An order identifier shall not be required for orders that are manually transmitted.

(e) Order Data Transmission Requirements.

(1) Except as provided in paragraph (b), LTSE Members and persons associated with a Member shall comply with FINRA Rule 7450 as if such rule were part of LTSE's Rules. LTSE and FINRA are parties to the Regulatory Contract pursuant to which FINRA has agreed to perform certain functions on behalf of LTSE. Therefore, LTSE Members are complying with this LTSE Rule 11.420(e) by complying with FINRA Rule 7450 as written, including, for example, filing requirements and notifications. In addition, functions performed by FINRA, FINRA departments, and FINRA staff under LTSE Rule 11.420(e) are being performed by FINRA on behalf of LTSE.

(2) Proprietary Trading Firms shall be required to comply with FINRA Rule 7450 as if such rule were part of LTSE's Rules, only when they receive a request from LTSE Regulation to submit order information with respect to specific time periods identified in such request. Nothing in this LTSE Rule shall be construed to limit the obligations of Proprietary Trading Firms under any other FINRA Rule of the 7400A Series, including but not limited to, LTSE Rule 11.420(d).

(3) For purposes of this LTSE Rule, references to FINRA Rule 7440 shall be construed as references to LTSE Rule 11.420(d).

(f) Violation of Order Audit Trail System Rules.

(1) Failure of a Member or person associated with a Member to comply with any of the requirements of LTSE Rule 11.420(a) through LTSE Rule 11.420(e) may be

considered conduct that is inconsistent with high standards of commercial honor and just and equitable principles of trade, in violation of LTSE Rule 3.110.

(g) FINRA 7470 Exemption to the Order Recording and Data Transmission Requirements.

(1) Pursuant to the LTSE Rule Series 9.600, LTSE, for good cause shown after taking into consideration all relevant factors, may exempt subject to specified terms and conditions, a Member from the recording and order data transmission requirements of LTSE Rules 11.420(d) and 11.420(e), respectively, for manual orders, if such exemption is consistent with the protection of investors and the public interest, and the Member meets the following criteria:

(A) the Member and current control affiliates and associated persons of the Member have not been subject within the last five years to any final disciplinary action, and within the last ten years to any disciplinary action involving fraud;

(B) the Member has annual revenues of less than $2,000,000.00 (two million dollars);

(C) the Member does not conduct any market making activities in LTSE-traded equity securities:

(D) the Member does not execute principal transactions with its customers (with limited exception for principal transactions executed pursuant to error corrections); and

(E) the Member does not conduct clearing or carrying activities for other firms.

(2) An exemption provided pursuant to this LTSE Rule shall not exceed a period of two years. At or prior to the expiration of a grant of exemptive relief under this LTSE Rule 11.420, a Member meeting the criteria set forth in paragraph (a) above may request, pursuant to the LTSE Rule Series 9.600, a subsequent exemption, which will be considered at the time of the request consistent with the protection of investors and the public interest.

Rule Series 11.500. Reserved

Rule Series 11.600. Consolidated Audit Trail Compliance Rule

Rule 11.610. Consolidated Audit Trail - Definitions

(a) “Account Effective Date” means:

(1) With regard to those circumstances in which an Industry Member has established a trading relationship with an institution but has not established an account with that institution:

(A) when the trading relationship was established prior to November 15, 2018 for Industry Members other than Small Industry Members, or prior to November 15, 2019 for Small Industry Members, either:

(i) the date the relationship identifier was established within the Industry Member;

(ii) the date when trading began (i.e. the date the first order was received) using the relevant relationship identifier; or

(iii) if both dates are available, the earlier date will be used to the extent that the dates differ; or

(B) When the trading relationship was established on or after November 15, 2018 for Industry Members other than Small Industry Members, or on or after November 15, 2019 for Small Industry Members, the date the Industry Member established the relationship identifier, which would be no later than the date the first order was received;

(2) Where an Industry Member changes back office providers or clearing firms prior to November 15, 2018 for Industry Members other than Small Industry Members, or prior to November 15, 2019 for Small Industry Members, the date an account was established at the relevant Industry Member, either directly or via transfer;

(3) Where an Industry Member acquires another Industry Member prior to November 15, 2018 for Industry Members other than Small Industry Members, or prior to November 15, 2019 for Small Industry Members, the date an account was established at the relevant Industry Member, either directly or via transfer;

(4) Where there are multiple dates associated with an account established prior to November 15, 2018 for Industry Members other than Small Industry Members, or prior to November 15, 2019 for Small Industry Members, the earliest available date;

(5) With regard to Industry Member proprietary accounts established prior to November 15, 2018 for Members other than Small Industry Members, or prior to November 15, 2019 for Small Industry Members:

(A) The date established for the account in the Industry Member or in a system of the Industry Member; or

(B) The date when proprietary trading began in the account (i.e., the date on which the first orders were submitted from the account).

With regard to paragraphs (2)–(5), the Account Effective Date will be no later than the date trading occurs at the Industry Member or in the Industry Member's system.

(b) "Active Accounts" means an account that has had activity in Eligible Securities within the last six months.

(c) "Allocation Report" means a report made to the Central Repository by an Industry Member that identifies the Firm Designated ID for any account(s), including subaccount(s), to which executed shares are allocated and provides the security that has been allocated, the identifier of the firm reporting the allocation, the price per share of shares allocated, the side of shares allocated, the number of shares allocated to each account, and the time of the allocation; provided, for the avoidance of doubt, any such Allocation Report shall not be required to be linked to particular orders or executions.

(d) "Business Clock" means a clock used to record the date and time of any Reportable Event required to be reported under this Rule Series.

(e) "CAT" means the consolidated audit trail contemplated by SEC Rule 613.

(f) "CAT NMS Plan" means the National Market System Plan Governing the Consolidated Audit Trail, as amended from time to time.

(g) "CAT-Order-ID" means a unique order identifier or series of unique order identifiers that allows the Central Repository to efficiently and accurately link all Reportable Events for an order, and all orders that result from the aggregation or disaggregation of such order.

(h) "CAT Reporting Agent" means a Data Submitter that is a third party that enters into an agreement with an Industry Member pursuant to which the CAT Reporting Agent agrees to fulfill such Industry Member's reporting obligations under this Rule Series.

(i) "Central Repository" means the repository responsible for the receipt, consolidation, and retention of all information reported to the CAT pursuant to SEC Rule 613 and the CAT NMS Plan.

(j) "Compliance Threshold" has the meaning set forth in Rule 11.693(d).

(k) "Customer" means:

(1) the account holder(s) of the account at an Industry Member originating the order; and

(2) any person from whom the Industry Member is authorized to accept trading instructions for such account, if different from the account holder(s).

(l) "Customer Account Information" shall include, but not be limited to, account number, account type, customer type, date account opened, and large trader identifier (if applicable); except, however, that:

(1) In those circumstances in which an Industry Member has established a trading relationship with an institution but has not established an account with that institution, the Industry Member will:

(A) provide the Account Effective Date in lieu of the "date account opened";

(B) provide the relationship identifier in lieu of the "account number"; and

(C) identify the "account type" as a "relationship";

(2) in those circumstances in which the relevant account was established prior to November 15, 2018 for Industry Members other than Small Industry Members, or prior to November 15, 2019 for Small Industry Members, and no "date account opened" is available for the account, the Industry Member will provide the Account Effective Date in the following circumstances:

(A) where an Industry Member changes back office providers or clearing firms and the date account opened is changed to the date the account was opened on the new back office/clearing firm system;

(B) where an Industry Member acquires another Industry Member and the date account opened is changed to the date the account was opened on the post-merger back office/clearing firm system;

(C) where there are multiple dates associated with an account in an Industry Member's system, and the parameters of each date are determined by the individual Industry Member; and

(D) where the relevant account is an Industry Member proprietary account.

(m) "Customer Identifying Information" means information of sufficient detail to identify a Customer, including, but not limited to:

(1) with respect to individuals: name, address, date of birth, individual tax payer identification number ("ITIN")/social security number ("SSN"), individual's role in the account (e.g., primary holder, joint holder, guardian, trustee, person with the power of attorney); and

(2) with respect to legal entities: name, address, Employer Identification N umber ("EIN")/Legal Entity Identifier ("LEI") or other comparable common entity identifier, if applicable; provided, however, that an Industry Member that has an LEI for a Customer must submit the Customer's LEI in addition to other information of sufficient detail to identify a Customer.

(n) "Data Submitter" means any person that reports data to the Central Repository, including national securities exchanges, national securities associations, broker-dealers, the SIPs for the CQS, CTA, UTP and Plan for Reporting of Consolidated Options Last Sale Reports and Quotation Information ("OPRA") Plans, and certain other vendors or third parties that may submit data to the Central Repository on behalf of Industry Members.

(o) "Eligible Security" includes:

(1) all NMS Securities; and

(2) all OTC Equity Securities.

(p) "Error Rate" means the percentage of Reportable Events collected by the Central Repository in which the data reported does not fully and accurately reflect the order event that occurred in the market.

(q) "Firm Designated ID" means a unique identifier for each trading account designated by Industry Members for purposes of providing data to the Central Repository, where e ach such identifier is unique among all identifiers from any given Industry Member for each business date.

(r) "Industry Member" means a member of a national securities exchange or a member of a national securities association.

(s) "Industry Member Data" has the meaning set forth in Rule 11.630(a)(2).

(t) "Initial Plan Processor" means the first Plan Processor selected by the Operating Committee in accordance with SEC Rule 613, Section 6.1 of the CAT NMS Plan and the National Market System Plan Governing the Process for Selecting a Plan Processor and Developing a Plan for the Consolidated Audit Trail.

(u) “Listed Option” or “Option” have the meaning set forth in Rule 600(b)(35) of Regulation NMS.

(v) “Manual Order Event” means a non-electronic communication of order-related information for which Industry Members must record and report the time of the event.

(w) “Material Terms of the Order” includes: the NMS Security or OTC Equity Security symbol, security type, price (if applicable), size (displayed and non-displayed), side (buy/sell), order type, if a sell order, whether the order is long, short, short exempt, open/close indicator (except on transactions in equities), time in force (if applicable), if the order is for a Listed Option, option type (put/call), option symbol or root symbol, underlying symbol, strike price, expiration date, and open/close (except on market maker quotations), and any special handling instructions.

(x) “NMS Security” means any security or class of securities for which transaction reports are collected, processed, and made available pursuant to an effective transaction reporting plan or an effective national market system plan for reporting transactions in Listed Options.

(y) “NMS Stock” means any NMS Security other than an option.

(z) “Operating Committee” means the governing body of the CAT NMS, LLC designated as such and described in Article IV of the CAT NMS Plan.

(aa) “Options Market Maker” means a broker-dealer registered with an exchange for the purpose of making markets in options contracts traded on the exchange.

(bb) “Order” or “order”, with respect to Eligible Securities, shall include:

(1) Any order received by an Industry Member from any person;

(2) Any order originated by an Industry Member; or

(3) Any bid or offer.

(cc) “OTC Equity Security” means any equity security, other than an NMS Security, subject to prompt last sale reporting rules of a registered national securities association and reported to one of such association’s equity trade reporting facilities.

(dd) “Participant” means each Person identified as such in Exhibit A of the CAT NMS Plan, as amended, in such Person’s capacity as a Participant in CAT NMS, LLC.

(ee) “Person” means any individual, partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association and any heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so permits.

(ff) “Plan Processor” means the Initial Plan Processor or any other Person selected by the Operating Committee pursuant to SEC Rule 613 and Sections 4.3(b)(i) and 6.1 of the CAT NMS Plan, and with regard to the Initial Plan Processor, the National Market System Plan Governing the Process for Selecting a Plan Processor and Developing a Plan for the Consolidated Audit Trail, to perform the CAT processing functions required by SEC Rule 613 and set forth in the CAT NMS Plan.

(gg) “Received Industry Member Data” has the meaning set forth in Rule 11.630(a)(2).

(hh) “Recorded Industry Member Data” has the meaning set forth in Rule 11.630(a)(1).

(ii) “Reportable Event” includes, but is not limited to, the original receipt or origination, modification, cancellation, routing, execution (in whole or in part) and allocation of an order, and receipt of a routed order.

(jj) “SRO” means any self-regulatory organization within the meaning of Section 3(a)(26) of the Exchange Act.

(kk) “SRO-Assigned Market Participant Identifier” means an identifier assigned to an Industry Member by an SRO or an identifier used by a Participant.

(ll) “Small Industry Member” means an Industry Member that qualifies as a small broker-dealer as defined in Rule 0-10(c) under the Securities Exchange Act of 1934, as amended.

(mm) “Trading Day” shall have the meaning as is determined by the Operating Committee. For the avoidance of doubt, the Operating Committee may establish different Trading Days for NMS Stocks (as defined in SEC Rule 600(b)(47)), Listed Options, OTC Equity Securities, and any other securities that are included as Eligible Securities from time to time.

Rule 11.620. Consolidated Audit Trail – Clock Synchronization

(a) Clock Synchronization

(1) Each Industry Member shall synchronize its Business Clocks, other than such Business Clocks used solely for Manual Order Events or used solely for the time of allocation on Allocation Reports, at a minimum to within a fifty (50) millisecond

tolerance of the time maintained by the atomic clock of the National Institute of Standards and Technology ("NIST"), and maintain such synchronization.

(2) Each Industry Member shall synchronize:

(A) its Business Clocks used solely for Manual Order Events; and

(B) its Business Clocks used solely for the time of allocation on Allocation Reports at a minimum to within a one second tolerance of the time maintained by the NIST atomic clock, and maintain such synchronization.

(3) The tolerance for paragraphs (a)(1) and (2) of this Rule includes all of the following:

(A) The difference between the NIST atomic clock and the Industry Member's Business Clock;

(B) The transmission delay from the source; and

(C) The amount of drift of the Industry Member's Business Clock.

(4) Business Clocks must be synchronized every business day before market open to ensure that timestamps for Reportable Events are accurate. To maintain clock synchronization. Business Clocks must be checked against the NIST atomic clock and re-synchronized, as necessary, throughout the day.

(b) Documentation. Industry Members must document and maintain their synchronization procedures for Business Clocks. Industry Members must keep a log of the times when they synchronize their Business Clocks and the results of the synchronization process. This log should include notice of any time a Business Clock drifts more than the applicable tolerance specified in paragraph (a) of this Rule. Such log must include results for a period of not less than five years ending on the then current date, or for the entire period for which the Industry Member has been required to comply with this Rule if less than five years.

(c) Certification. Each Industry Member shall certify to the Exchange that its Business Clocks satisfy the synchronization requirements set forth in paragraph (a) of this Rule periodically in accordance with the certification schedule established by the Operating Committee pursuant to the CAT NMS Plan.

(d) Violation Reporting. Each Industry Member with Business Clocks must report to the Plan Processor and the Exchange violations of paragraph (a) of this Rule pursuant to the thresholds set by the Operating Committee pursuant to the CAT NMS Plan.

Rule 11.630. Consolidated Audit Trail - Industry Member Data Reporting

(a) Recording and Reporting Industry Member Data

(1) Subject to paragraph (3) below, each Industry Member shall record and electronically report to the Central Repository the following details for each order and each Reportable Event, as applicable ("Recorded Industry Member Data") in the manner prescribed by the Operating Committee pursuant to the CAT NMS Plan:

(A) For original receipt or origination of an order:

(i) Firm Designated ID(s) for each Customer;

(ii) CAT-Order-ID;

(iii) SRO-Assigned Market Participant Identifier of the Industry Member receiving or originating the order;

(iv) date of order receipt or origination;

(v) time of order receipt or origination (using timestamps pursuant to Rule 11.660); and

(vi) Material Terms of the Order;

(B) For the routing of an order:

(i) CAT-Order-ID;

(ii) date on which the order is routed;

(iii) time at which the order is routed (using timestamps pursuant to Rule 11.660);

(iv) SRO-Assigned Market Participant Identifier of the Industry Member routing the order;

(v) SRO-Assigned Market Participant Identifier of the Industry Member or Participant to which the order is being routed;

(vi) if routed internally at the Industry Member, the identity and nature of the department or desk to which the order is routed; and

(vii) Material Terms of the Order;

(C) For the receipt of an order that has been routed, the following information:

(i) CAT-Order-ID;

(ii) date on which the order is received;

(iii) time at which the order is received (using timestamps pursuant to Rule 11.660);

(iv) SRO-Assigned Market Participant Identifier of the Industry Member receiving the order;

(v) SRO-Assigned Market Participant Identifier of the Industry Member or Participant routing the order; and

(vi) Material Terms of the Order;

(D) If the order is modified or cancelled:

(i) CAT-Order-ID;

(ii) date the modification or cancellation is received or originated;

(iii) time at which the modification or cancellation is received or originated (using timestamps pursuant to Rule 11.660);

(iv) price and remaining size of the order, if modified;

(v) other changes in the Material Terms of the Order, if modified; and

(vi) whether the modification or cancellation instruction was given by the Customer or was initiated by the Industry Member;

(E) If the order is executed, in whole or in part:

(i) CAT-Order-ID;

(ii) date of execution;

(iii) time of execution (using timestamps pursuant to Rule 11.660);

(iv) execution capacity (principal, agency or riskless principal);

(v) execution price and size;

(vi) SRO-Assigned Market Participant Identifier of the Industry Member executing the order;

(vii) whether the execution was reported pursuant to an effective transaction reporting plan or the Plan for Reporting of Consolidated Options Last Sale Reports and Quotation Information; and

(F) Other information or additional events as may be prescribed pursuant to the CAT NMS Plan.

(2) Subject to paragraph (3) below, each Industry Member shall record and report to the Central Repository the following, as applicable ("Received Industry Member Data" and collectively with the information referred to in Rule 11.630(a)(1), "Industry Member Data") in the manner prescribed by the Operating Committee pursuant to the CAT NMS Plan:

(A) If the order is executed, in whole or in part:

(i) an Allocation Report;

(ii) SRO-Assigned Market Participant Identifier of the clearing broker or prime broker, if applicable; and

(iii) CAT-Order-ID of any contra-side order(s);

(B) If the trade is cancelled:

(i) a cancelled trade indicator; and

(ii) for original receipt or origination of an order, the Firm Designated ID for the relevant Customer, and in accordance with Rule 11.640, Customer Account Information and Customer Identifying Information for the relevant Customer.

(3) Each Industry Member that is an Options Market Maker is not required to report to the Central Repository the Industry Member Data regarding the routing, modification or cancellation of its quotes in Listed Options. Each Industry Member that is an Options Market Maker shall report to the Exchange the time at which its quote in a Listed Option is sent to the Exchange (and, if applicable, any subsequent quote modification time and/or cancellation time when such modification or cancellation is originated by the Options Market Maker).

(b) Timing of Recording and Reporting

(1) Each Industry Member shall record Recorded Industry Member Data contemporaneously with the applicable Reportable Event.

(2) Each Industry Member shall report:

(A) Recorded Industry Member Data to the Central Repository by 8:00 a.m. Eastern Time on the Trading Day following the day the Industry Member records such Recorded Industry Member Data; and

(B) Received Industry Member Data to the Central Repository by 8:00 a.m. Eastern Time on the Trading Day following the day the Industry Member receives such Received Industry Member Data.

(C) Industry Members may, but are not required to, voluntarily report Industry Member Data prior to the applicable 8:00 a.m. Eastern Time deadline.

(c) Applicable Securities

(1) Each Industry Member shall record and report to the Central Repository the Industry Member Data as set forth in paragraph (a) of this Rule for each NMS Security registered or listed for trading on such exchange or admitted to unlisted trading privileges on such exchange.

(2) Each Industry Member shall record and report to the Central Repository the Industry Member Data as set forth in this paragraph (a) of this Rule for each Eligible Security for which transaction reports are required to be submitted to FINRA.

(d) Security Symbology

(1) For each exchange-listed Eligible Security, each Industry Member shall report Industry Member Data to the Central Repository using the symbology format of the exchange listing the security.

(2) For each Eligible Security that is not exchange-listed, each Industry Member shall report Industry Member Data to the Central Repository using such symbology format as approved by the Operating Committee pursuant to the CAT NMS Plan.

(e) Error Correction. For each Industry Member for which errors in Industry Member Data submitted to the Central Repository have been identified by the Plan Processor or otherwise, such Industry Member shall submit corrected Industry Member Data to the Central Repository by 8:00 a.m. Eastern Time on T+3.

Rule 11.640. Consolidated Audit Trail - Customer Information Reporting

(a) Initial Set of Customer Information. Each Industry Member shall submit to the Central Repository the Firm Designated ID, Customer Account Information and Customer Identifying Information for each of its Customers with an Active Account prior to such Industry Member's commencement of reporting to the Central Repository and in accordance with the deadlines set forth in Rule 11.680.

(b) Updates to Customer Information. Each Industry Member shall submit to the Central Repository any updates, additions or other changes to the Firm Designated ID, Customer Account Information and Customer Identifying Information for each of its Customers with an Active Account on a daily basis.

(c) Periodic Updates to Complete Set of Customer Information. On a periodic basis as designated by the Plan Processor and approved by the Operating Committee, each Industry Member shall submit to the Central Repository a complete set of Firm Designated IDs, Customer Account Information and Customer Identifying Information for each of its Customers with an Active Account.

(d) Error Correction. For each Industry Member for which errors in Firm Designated ID, Customer Account Information and Customer Identifying Information for each of its Customers with an Active Account submitted to the Central Repository have been identified by the Plan Processor or otherwise, such Industry Member shall submit corrected data to the Central Repository by 5:00 p.m. on T+3.

Rule 11.650. Consolidated Audit Trail - Industry Member Information Reporting

Each Industry Member shall submit to the Central Repository information sufficient to identify such Industry Member, including CRD number and LEI, if such LEI has been obtained, prior to such Industry Member's commencement of reporting to the Central Repository and in accordance with the deadlines set forth in Rule 11.680, and keep such information up to date as necessary.

Rule 11.660. Consolidated Audit Trail - Time Stamp

(a) Millisecond Time Stamps

(1) Subject to paragraphs (a)(2) and (b), each Industry Member shall record and report Industry Member Data to the Central Repository with time stamps in milliseconds.

(2) Subject to paragraph (b), to the extent that any Industry Member's order handling or execution systems utilize time stamps in increments finer than milliseconds.

such Industry Member shall record and report Industry Member Data to the Central Repository with time stamps in such finer increment.

(b) One Second Time Stamps/Electronic Order Capture

(1) Each Industry Member may record and report Manual Order Events to the Central Repository in increments up to and including one second, provided that each Industry Member shall record and report the time when a Manual Order Event has been captured electronically in an order handling and execution system of such Industry Member ("Electronic Capture Time") in milliseconds; and

(2) Each Industry Member may record and report the time of Allocation Reports in increments up to and including one second.

Rule 11.665. Consolidated Audit Trail Clock Synchronization Rule Violation

An Industry Member that engages in a pattern or practice of reporting Reportable Events outside of the required clock synchronization time period as set forth in this Rule Series without reasonable justification or exceptional circumstances may be considered in violation of this Rule.

Rule 11.670. Consolidated Audit Trail - Connectivity and Data Transmission

(a) Data Transmission. Each Industry Member shall transmit data as required under the CAT NMS Plan to the Central Repository utilizing such format(s) as may be provided by the Plan Processor and approved by the Operating Committee.

(b) Connectivity. Each Industry Member shall connect to the Central Repository using a secure method(s), including but not limited to private line(s) and virtual private network connection(s).

(c) CAT Reporting Agents

(1) Any Industry Member may enter into an agreement with a CAT Reporting Agent pursuant to which the CAT Reporting Agent agrees to fulfill the reporting obligations of such Industry Member under this Rule Series 11.600.

(2) Any such agreement shall be evidenced in writing, which shall specify the respective functions and responsibilities of each party to the agreement that are required to effect full compliance with the requirements of this Rule Series.

(3) All written documents evidencing an agreement described in subparagraph (1) shall be maintained by each party to the agreement.

(4) Each Industry Member remains primarily responsible for compliance with the requirements of this Rule Series 11.600, notwithstanding the existence of an agreement described in this paragraph.

Rule 11.680. Consolidated Audit Trail - Development and Testing

(a) Development

(1) Connectivity and Acceptance Testing

(A) Industry Members (other than Small Industry Members) shall begin connectivity and acceptance testing with the Central Repository no later than August 15, 2018.

(B) Small Industry Members shall begin connectivity and acceptance testing with the Central Repository no later than August 15, 2019.

(2) Reporting Customer and Industry Member Information

(A) Industry Members (other than Small Industry Members) shall begin reporting Customer and Industry Member information, as required by Rules 11. 640(a) and 11.650, respectively, to the Central Repository for processing no later than October 15, 2018.

(B) Small Industry Members shall begin reporting Customer and Industry Member information, as required by Rules 11.640(a) and 11.650, respectively, to the Central Repository for processing no later than October 15, 2019.

(3) Submission of Order Data

(A) Industry Members (other than Small Industry Members)

(i) Industry Members (other than Small Industry Members) are permitted, but not required, to submit order data for testing purposes beginning no later than May 15, 2018.

(ii) Industry Members (other than Small Industry Members) shall participate in the coordinated and structured testing of order submission, which will begin no later than August 15, 2018.

(B) Small Industry Members

(i) Small Industry Members are permitted, but not required, to submit order data for testing purposes beginning no later than May 15, 2019.

(ii) Small Industry Members shall participate in the coordinated and structured testing of order submission, which will begin no later than August 15, 2019.

(4) Submission of Options Market Maker Quote. Industry Members are permitted, but not required to, submit Quote Sent Time on Options Market Maker quotes, beginning no later than October 15, 2018.

(b) Testing. Each Industry Member shall participate in testing related to the Central Repository, including any industry-wide disaster recovery testing, pursuant to the schedule established pursuant to the CAT NMS Plan.

Rule 11.690. Consolidated Audit Trail - Record keeping

Each Industry Member shall maintain and preserve records of the information required to be recorded under this Rule Series for the period of time and accessibility specified in SEC Rule 17a-4(b). The records required to be maintained and preserved under this Rule may be immediately produced or reproduced on “micrographic media” as defined in SEC Rule 17a- 4(f)(l)(i) or by means of “electronic storage media” as defined in SEA Rule 17a-4(f)(l)(ii) that meet the conditions set forth in SEC Rule 17a-4(f) and be maintained and preserved for the required time in that form.

Rule 11.693. Consolidated Audit Trail - Timely, Accurate and Complete Data

(a) General. Industry Members are required to record and report data to the Central Repository as required by this Rule Series in a manner that ensures the timeliness, accuracy, integrity and completeness of such data.

(b) LEIs. Without limiting the requirement set forth in paragraph (a), Industry Members are required to accurately provide the LEIs in their records as required by this Rule Series and may not knowingly submit inaccurate LEIs to the Central Repository; provided, however, that this requirement does not impose any additional due diligence obligations on Industry Members with regard to LEIs for CAT purposes.

(c) Compliance with Error Rate. If an Industry Member reports data to the Central Repository with errors such that the error percentage exceeds the maximum Error Rate established by the Operating Committee pursuant to the CAT NMS Plan, then such Industry Member would not be in compliance with the Rule Series 11.600.

(d) Compliance Thresholds. Each Industry Member shall be required to meet a separate compliance threshold, which will be an Industry Member-specific rate that may be used as the basis for further review or investigation into the Industry Member’s

performance with regard to the CAT (the “Compliance Thresholds”). Compliance Thresholds will compare an Industry Member’s error rate to the aggregate Error Rate over a period of time to be defined by the Operating Committee. An Industry Member’s performance with respect to its Compliance Threshold will not signify, as a matter of law, that such Industry Member has violated this Rule Series.

Rule 11.695. Consolidated Audit Trail - Compliance Dates

(a) General. Paragraphs (b) and (c) of this Rule set forth the additional details with respect to the compliance dates of Rules 11.610 - 11.695. Unless otherwise noted, Rules 11.610 - 11.695 are fully effective and Industry Members must comply with their terms.

(b) Clock Synchronization

(1) Each Industry Member shall comply with Rule 11.620 with regard to Business Clocks that capture time in milliseconds commencing on or before March 15, 2017.

(2) Each Industry Member shall comply with Rule 11.620 with regard to Business Clocks that do not capture time in milliseconds commencing on or before February 19, 2018.

(c) CAT Data Reporting

(1) Each Industry Member (other than a Small Industry Member) shall record and report the Industry Member Data to the Central Repository by November 15, 2018.

(2) Each Industry Member that is a Small Industry Member shall record and report the Industry Member Data to the Central Repository by November 15, 2019.

CHAPTER 12. CODE OF ARBITRATION PROCEDURE FOR CUSTOMER AND INDUSTRY DISPUTES

Rule 12.110. Arbitration

(a) General. The Rule 12000 Series and Rule 13000 Series of the FINRA Manual (Code of Arbitration Procedures for Customer Disputes and Code of Arbitration Procedures for Industry Disputes) (the "FINRA Code of Arbitration"), as the same may be in effect from time to time, shall govern Exchange arbitrations, except as may be specified in this LTSE Rule 12.110. Definitions in the FINRA Code of Arbitration shall have the same meaning as that prescribed therein, and procedures contained in the FINRA Code of Arbitration shall have the same application as toward Exchange arbitrations.

(b) Jurisdiction. Any dispute, claim, or controversy arising out of or in connection with the business of any Member of the Exchange, or arising out of the employment or termination of employment of associated person(s) with any Member, may be arbitrated under this LTSE Rule 12.110, except that:

(1) a dispute, claim, or controversy alleging employment discrimination (including a sexual harassment claim) in violation of a statue may only be arbitrated if the parties have agreed to arbitrate it after the dispute arose; and

(2) any type of dispute, claim, or controversy that is not permitted to be arbitrated under the FINRA Code of Arbitration (such as class action claims) shall not be eligible for arbitration under this LTSE Rule 12.110.

(c) Predispute Arbitration Agreements. The requirements of FINRA Rule 2268 shall apply to predispute arbitration agreements between Members and their customers.

(d) Referrals. If any matter comes to the attention of an arbitrator during and in connection with the arbitrator's participation in a proceeding, either from the record of the proceeding or from material or communications related to the proceeding, that the arbitrator has reason to believe may constitute a violation of the Exchange's Rules or the federal securities laws, the arbitrator may initiate a referral of the matter to the Exchange for disciplinary investigation; provided, however, that any such referral should only be initiated by an arbitrator after the matter before him has been settled or otherwise disposed of, or after an award finally disposing of the matter has been rendered pursuant to Rule 12904 or 13904 (as applicable) of the FINRA Code of Arbitration.

(e) Payment of Awards. Any Member, or person associated with a Member, who fails to honor an award of arbitrators appointed in accordance with this LTSE Rule 12.110 shall be subject to disciplinary proceedings in accordance with Chapter 9.

(f) Other Exchange Actions. The submission of any matter to arbitration under this LTSE Rule 12.110 shall in no way limit or preclude any right, action, or determination by the Exchange that it would otherwise be authorized to adopt, administer, or enforce.

CHAPTER 13. RESERVED

CHAPTER 14. LTSE LISTING RULES

Rule 14.001. The Qualification, Listing, and Delisting of Companies

Chapter 14 contains rules related to the qualification, listing and delisting of Companies on the Exchange

The LTSE Rule Series 14.100 discusses LTSE's general regulatory authority. The LTSE Rule Series 14.200 sets forth the procedures and prerequisites for gaining a listing on LTSE, as well as the disclosure obligations of listed Companies. The LTSE Rule Series 14.300 contains the specific quantitative listing requirements. The corporate governance requirements are contained in the LTSE Rule Series 14.400. The consequences of a failure to meet LTSE's listing standards are contained in the LTSE Rule Series 14.500. Company listing fees are described in the LTSE Rule Series 14.600.

The Exchange exercises other authorities important to listed Companies pursuant to its Rules. For example, the Exchange may close markets upon request of the SEC (see LTSE Rule 11.110(c)). It may also halt the trading of a Company's securities under certain circumstances and pursuant to established procedures (see LTSE Rule 11.280). These authorities are exercised primarily by LTSE Regulation and are contained in Chapter 11.

LTSE and the Financial Industry Regulatory Authority, Inc. ("FINRA") are parties to a regulatory contract pursuant to which FINRA has agreed to perform certain functions described in the LTSE Rules and on behalf of LTSE. Notwithstanding the fact that LTSE has entered into the regulatory contract with FINRA to perform some of LTSE's functions, LTSE shall retain ultimate legal responsibility for, and control of, such functions.

Rule 14.002. Definitions

(a) The following is a list of definitions used throughout the Exchange's Listing Rules. This LTSE Rule also lists various terms together with references to other rules where they are specifically defined. Unless otherwise specified by the Rules, these terms shall have the meanings set forth below. Defined terms are capitalized throughout the Listing Rules.

(1) "Act" means the Securities Exchange Act of 1934.

(2) "Bid Price" means the closing bid price.

(3) "Best efforts offering" means an offering of securities by members of a selling group under an agreement that imposes no financial commitment on the

members of such group to purchase any such securities except as they may elect to do so.

(4) "Cash flows" is defined in LTSE Rule 14.302(b).

(5) "Company" means the issuer of a security listed or applying to list on the Exchange. For purposes of Chapter 14, the term "Company" includes an issuer that is not incorporated, such as, for example, a limited partnership.

(6) "Country of Domicile" means the country under whose laws a Company is organized or incorporated.

(7) "Covered Security" means a security described in Section 18(b) of the Securities Act of 1933.

(8) "Direct Registration Program" means any program by a Company, directly or through its transfer agent, whereby a Shareholder may have securities registered in the Shareholder's name on the books of the Company or its transfer agent without the need for a physical certificate to evidence ownership.

(9) "EDGAR System" means the SEC's Electronic Data Gathering, Analysis, and Retrieval system.

(10) "ESOP" means employee stock option plan.

(11) "Executive Officer" is defined in LTSE Rule 14.405(a)(1).

(12) "Filed with the Exchange" means submitted to the Exchange directly or filed with the Commission through the EDGAR System.

(13) "Firm Commitment Offering" means an offering of securities by participants in a selling syndicate under an agreement that imposes a financial commitment on participants in such syndicate to purchase such securities.

(14) "Family Member" is defined in LTSE Rule 14.405(a)(2).

(15) "Foreign Private Issuer" shall have the same meaning as under Rule 3b-4 under the Act.

(16) "LTSE Listed security" means a security listed on the Exchange.

(17) "LTSE Company" means the issuer of a security listed on the Exchange.

(18) "Independent Director" is defined in LTSE Rule 14.405(a)(2).

(19) "Listed Securities" means securities listed on the Exchange or another national securities exchange.

(20) "Market Maker" means a dealer that, with respect to a security, holds itself out (by entering quotations into the Exchange) as being willing to buy and sell such security for its own account on a regular and continuous basis and that is registered as such.

(21) "Market Value" means the consolidated closing bid price multiplied by the measure to be valued (e.g., a Company's Market Value of Publicly Held Shares is equal to the consolidated closing bid price multiplied by a Company's Publicly Held Shares).

(22) "Member" means a broker or dealer admitted to membership in the Exchange.

(23) "Other Regulatory Authority" means: (i) in the case of a bank or savings authority identified in Section 12(i) of the Act, the agency vested with authority to enforce the provisions of Section 12 of the Act; or (ii) in the case of an insurance company that is subject to an exemption issued by the Commission that permits the listing of the security, notwithstanding its failure to be registered pursuant to section 12(b), the Commissioner of Insurance (or other officer or agency performing a similar function) of its domiciliary state.

(24) "Primary Equity Security" means a Company's first class of Common Stock, Ordinary Shares, Shares or Certificates of Beneficial Interest of Trust, Limited Partnership Interests or American Depositary Receipts ("ADRs") or Shares ("ADSs").

(25) "Publicly Held Shares" means shares not held directly or indirectly by an officer, director or any person who is the beneficial owner of more than 10 percent of the total shares outstanding. Determinations of beneficial ownership in calculating publicly held shares shall be made in accordance with Rule 13d-3 under the Act.

(26) "Public Holders" means holders of a security that includes both beneficial holders and holders of record, but does not include any holder who is, either directly or indirectly, an Executive Officer, director, or the beneficial holder of more than 10% of the total shares outstanding.

(27) "Reverse Merger" means any transaction whereby an operating company becomes an Exchange Act reporting company by combining, either directly or indirectly, with a shell company which is an Exchange Act reporting company, whether through a reverse merger, exchange offer, or otherwise. However, a Reverse Merger does not include a business combination described in LTSE

Rule 14.102(a). In determining whether a Company is a shell company, the Exchange will look to a number of factors, including but not limited to: whether the Company is considered a "shell company" as defined in Rule 12b-2 under the Act; what percentage of the Company's assets are active versus passive; whether the Company generates revenues, and if so, whether the revenues are passively or actively generated; whether the Company's expenses are reasonably related to the revenues being generated; how many employees support the Company's revenue-generating business operations; how long the Company has been without material business operations; and whether the Company has publicly announced a plan to begin operating activities or generate revenues, including through a near-term acquisition or transaction.

(28) "Round Lot" or "Normal Unit of Trading" means 100 shares of a security unless, with respect to a particular security, the Exchange determines that a normal unit of trading shall constitute other than 100 shares. If a normal unit of trading is other than 100 shares, a special identifier shall be appended to the Company's Exchange symbol.

(29) "Round Lot Holder" means a holder of a Normal Unit of Trading. The number of beneficial holders will be considered in addition to holders of record.

(30) "Shareholder" means a record or beneficial owner of a security listed or applying to list. For purposes of Chapter 14, the term "Shareholder" includes, for example, a limited partner, the owner of a depository receipt, or unit.

(31) "Substantial Shareholder" is defined in LTSE Rule 14.412(e)(3).

(32) "Substitution Listing Event" means: a reverse stock split, re-incorporation or a change in the Company's place of organization, the formation of a holding company that replaces a listed Company, reclassification or exchange of a Company's listed shares for another security, the listing of a new class of securities in substitution for a previously-listed class of securities or any technical change whereby the Shareholders of the original Company receive a share-for-share interest in the new Company without any change in their equity position or rights.

(33) "Total Holders" means holders of a security that includes both beneficial holders and holders of record.

Rule Series 14.100. LTSE's Regulatory Authority

Rule 14.101. LTSE's Regulatory Authority

The Exchange is entrusted with the authority to preserve and strengthen the quality of and public confidence in its market. The Exchange stands for integrity and ethical business practices in order to enhance investor confidence, thereby contributing to the financial health of the economy and supporting the capital formation process. Exchange Companies, from new public Companies to Companies of international stature, are publicly recognized as sharing these important objectives.

The Exchange, therefore, in addition to applying the enumerated criteria set forth in Chapter 14, has broad discretionary authority over the initial and continued listing of securities on the Exchange in order to maintain the quality, transparency and integrity of and public confidence in its market; to prevent fraudulent and manipulative acts and practices; to promote just and equitable principles of trade; to protect investors and the public interest; and to protect the safety and security of the Exchange and its employees. The Exchange may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on the Exchange inadvisable or unwarranted in the opinion of the Exchange, even though the securities meet all enumerated criteria for initial or continued listing on the Exchange. In the event that the Exchange Staff makes a determination to suspend or deny continued listing pursuant to its discretionary authority, the Company may seek review of that determination through the procedures set forth in the LTSE Rule Series 14.500.

**** * * * * Supplementary Material * * * ****

.01 Use of Discretionary Authority

To further Companies' understanding of this LTSE Rule, the Exchange has adopted this Supplementary Material .01 as a non-exclusive description of the circumstances in which the Rule is generally invoked.

The Exchange may use its authority under this LTSE Rule to deny initial or continued listing to a Company when an individual with a history of regulatory misconduct is associated with the Company. Such individuals are typically an officer, director, Substantial Shareholder (as defined in LTSE Rule 14.412(e)(3)), or consultant to the Company. In making this determination, the Exchange will consider a variety of factors, including:

(a) the nature and severity of the conduct, taken in conjunction with the length of time since the conduct occurred;

(b) whether the conduct involved fraud or dishonesty;

(c) whether the conduct was securities-related;

(d) whether the investing public was involved;

(e) how the individual has been employed since the violative conduct;

(f) whether there are continuing sanctions (either criminal or civil) against the individual;

(g) whether the individual made restitution;

(h) whether the Company has taken effective remedial action; and

(i) the totality of the individual's relationship to the Company, giving consideration to:

(j) the individual's current or proposed position;

(k) the individual's current or proposed scope of authority;

(l) the extent to which the individual has responsibility for financial accounting or reporting; and

(m) the individual's equity interest.

Based on this review, the Exchange may determine that the regulatory history rises to the level of a public interest concern, but may also consider whether remedial measures proposed by the Company, if taken, would allay that concern. Examples of such remedial measures could include any or all of the following, as appropriate:

(1) the individual's resignation from officer and director positions, and/or other employment with the Company;

(2) divestiture of stock holdings;

(3) terminations of contractual arrangements between the Company and the individual; or

(4) the establishment of a voting trust surrounding the individual's shares.

The Exchange staff is willing to discuss with Companies, on a case-by-case basis, what remedial measures may be appropriate to address public interest concerns, and for how long such remedial measures would be required. Alternatively, the Exchange may conclude that a public interest concern is so serious that no remedial measure would be sufficient to alleviate it. In the event that the Exchange staff denies continued listing based on such public interest considerations, the Company may seek review of that determination through the procedures set forth in the LTSE Rule 14.500 Series. On consideration of such appeal, a listing qualifications panel comprised of persons independent of the Exchange may accept, reject or modify the staff's recommendations by imposing conditions.

The Exchange may also use its discretionary authority, for example, when a Company files for protection under any provision of the federal bankruptcy laws or comparable foreign laws, when a Company's independent accountants issue a disclaimer opinion on financial statements required to be audited, or when financial statements do not contain a required certification.

In addition, pursuant to its discretionary authority, the Exchange will review the Company's past corporate governance activities. This review may include activities taking place while the Company is listed on the Exchange or an exchange that imposes corporate governance requirements, as well as activities taking place after a formerly listed company is no longer listed on the Exchange or such an exchange. Based on such review, and in accordance with the LTSE Rule 14.500 Series, the Exchange may take any appropriate action, including placing restrictions on or additional requirements for listing, or denying listing of a security, if the Exchange determines that there have been violations or evasions of such corporate governance standards. Such determinations will be made on a case-by-case basis as necessary to protect investors and the public interest.

Although the Exchange has broad discretion under this LTSE Rule to impose additional or more stringent criteria, this LTSE Rule does not provide a basis for the Exchange to grant exemptions or

exceptions from the enumerated criteria for initial or continued listing, which may be granted solely pursuant to LTSE Rules explicitly providing such authority.

Rule 14.102. Change of Control, Bankruptcy, Liquidation, and Reverse Mergers

(a) Business Combinations with non-LTSE Entities Resulting in a Change of Control.

A Company must apply for initial listing in connection with a transaction whereby the Company combines with, or into, an entity that is not an LTSE Company, resulting in a change of control of the Company and potentially allowing such entity to obtain an Exchange Listing. In determining whether a change of control has occurred, the Exchange shall consider all relevant factors including, but not limited to, changes in the management, board of directors, voting power, ownership, and financial structure of the Company. The Exchange shall also consider the nature of the businesses and the relative size of the LTSE Company and the entity that is not an LTSE Company. The Company must submit an application for the post-transaction entity with sufficient time to allow the Exchange to complete its review before the transaction is completed. If the Company's application for initial listing has not been approved prior to consummation of the transaction, the Exchange will issue a Staff Delisting Determination and begin delisting proceedings pursuant to LTSE Rule 14.500.

(b) Bankruptcy and Liquidation.

The Exchange may use its discretionary authority under Chapter 14 to suspend or terminate the listing of a Company that has filed for protection under any provision of the federal bankruptcy laws or comparable foreign laws, or has announced that liquidation has been authorized by its board of directors and that it is committed to proceed, even though the Company's securities otherwise meet all enumerated criteria for continued listing on the Exchange. In the event that the Exchange determines to continue the listing of such a Company during a bankruptcy reorganization, the Company shall nevertheless be required to satisfy all requirements for initial listing, including the payment of initial listing fees, upon emerging from bankruptcy proceedings.

(c) Reverse Mergers

(1) A Company that is formed by a Reverse Merger (a "Reverse Merger Company") shall be eligible to submit an application for initial listing only if the combined entity has, immediately preceding the filing of the initial listing application:

(A) traded for at least one year in the U.S. over-the-counter market, on another national securities exchange, or on a regulated foreign exchange, following the filing with the Commission or Other Regulatory Authority of all required information about the transaction, including audited financial statements for the combined entity; and

(B) maintained a closing bid price of $4 per share or higher for a sustained period of time, but in no event for less than 30 of the most recent 60 trading days.

(2) In addition to satisfying all of the Exchange's other initial listing requirements, a Reverse Merger Company will only be approved for listing if, at the time of approval, it has:

(A) timely filed all required periodic financial reports with the Commission or Other Regulatory Authority (Forms 10-Q, 10-K, or 20-F) for the prior year, including at least one annual report. The annual report must contain audited financial statements for a full fiscal year commencing after filing the information described in paragraph (1)(A) above; and

(B) maintained a closing bid price of $4 per share or higher for a sustained period of time, but in no event for less than 30 of the most recent 60 trading days prior to approval.

(3) A Reverse Merger Company will not be subject to the requirements of this LTSE Rule if, in connection with its listing, it completes a firm commitment underwritten public offering where the gross proceeds to the Reverse Merger Company will be at least $40 million. In addition, a Reverse Merger Company will no longer be subject to the requirements of this LTSE Rule once it has satisfied the one-year trading requirement contained in paragraph (1)(A) above and has filed at least four annual reports with the Commission or Other Regulatory Authority containing all required audited financial statements for a full fiscal year commencing after filing the information described in that paragraph. In either case described in this paragraph (3), the Reverse Merger Company must satisfy all applicable requirements for initial listing, including the minimum bid price requirement and the requirement contained in LTSE Rule 14.203(e) that the Company not be delinquent in its filing obligation with the Commission or Other Regulatory Authority.

Rule Series 14.200. General Procedures and Prerequisites for Initial and Continued Listing on the Exchange.

Rule 14.201. Confidential Pre-Application Review of Eligibility

(a) A Company seeking the initial listing of one or more classes of securities on the Exchange must participate in a free confidential pre-application eligibility review by the Exchange in order to determine whether it meets the Exchange's listing criteria. If, upon completion of this review, the Exchange determines that a company is eligible for listing, the Exchange will notify that company in writing (the "clearance letter") that it has been cleared to submit an original listing application. A clearance letter is valid for nine months from its date of issuance. If a company does not list within that nine month period and wishes to list thereafter, the Exchange will perform another confidential listing eligibility review as a condition to the issuance of a new clearance letter. Once a Company has cleared such review, it may file an original listing application pursuant to LTSE Rule 14.202.

(b) Preliminary discussions with the Exchange on important matters in connection with the confidential pre-application eligibility review may be undertaken by Company officials interested in listing with the assurance that careful security measures have been adopted by the Exchange to avoid revealing any confidential information which the Company may disclose.

The information needed for the purpose of conducting a confidential pre-eligibility review is set forth in LTSE Rules 14.202, 14.203, and Chapter 14 generally.

Rule 14.202. The Applications and Qualifications Process

(a) After receiving a clearance letter pursuant to LTSE Rule 14.201, a company choosing to list must file an original listing application. To apply for listing on the Exchange, a Company shall execute a Listing Agreement and a Listing Application on the forms designated by the Exchange providing the information required by Section 12(b) of the Act.

(b) A Company's compliance with the initial listing criteria will be determined on the basis of the Company's most recent information filed with the Commission or Other Regulatory Authority and information provided to the Exchange. The Company shall certify, at or before the time of listing, that all applicable listing criteria have been satisfied.

(c) A Company's qualifications will be determined on the basis of financial statements that are either: (i) prepared in accordance with U.S. generally accepted accounting principles; or (ii) reconciled to U.S. generally accepted accounting principles as required by the Commission's rules; or (iii) prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards

Board, for Companies that are permitted to file financial statements using those standards consistent with the Commission's rules.

(d) A Company that has applied for initial listing on the Exchange shall file with the Exchange all reports and other documents filed or required to be filed with the Commission or Other Regulatory Authority. This requirement is satisfied by publicly filing documents through the EDGAR System. All required reports must be filed with the Exchange on or before the date they are required to be filed with the Commission or Other Regulatory Authority. Annual reports filed with the Exchange shall contain audited financial statements.

(e) The Exchange may request any information or documentation, public or non-public, deemed necessary to make a determination regarding a security's initial listing, including, but not limited to, any material provided to or received from the Commission or Other Regulatory Authority. A Company's security may be denied listing if the Company fails to provide such information within a reasonable period of time or if any communication to the Exchange contains a material misrepresentation or omits material information necessary to make the communication to the Exchange not misleading.

(f) All forms and applications relating to listing of securities on the Exchange referenced in Chapter 14 are available from the Exchange's Regulation Department.

(g) The computation of Publicly Held Shares and Market Value of Publicly Held Shares shall be as of the date of application of the Company.

(h) An account of a Member that is beneficially owned by a customer (as defined in LTSE Rule 1.160(m)) will be considered a holder of a security upon appropriate verification by the Member.

(i) A Company may withdraw its application for initial listing at any time.

Rule 14.203. Prerequisites for Applying to List on the Exchange

All Companies applying to list on LTSE must meet the following prerequisites:

(a) Registration under 12(b) of the Act. A security shall be eligible for listing on LTSE provided that it is: (i) registered pursuant to Section 12(b) of the Act; or (ii) subject to an exemption issued by the Commission that permits the listing of the security notwithstanding its failure to be registered pursuant to Section 12(b).

(b) Auditor Registration. Each Company applying for initial listing must be audited by an independent public accountant that is registered as a public accounting firm with the Public Company Accounting Oversight Board, as provided for in Section 102 of the Sarbanes-Oxley Act of 2002 [15 U.S.C. 7212].

(c) Direct Registration Program. All securities initially listing on LTSE, except securities which are book-entry only, must be eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Act. A foreign issuer, as defined under Rule 3b-4 under the Act, including a Foreign Private Issuer, shall not be subject to this requirement if it submits to LTSE a written statement from an independent counsel in such Company's home country certifying that a law or regulation in the home country prohibits compliance.

(d) Fees. The Company is required to pay all applicable fees as described in LTSE Rule Series 14.600.

(e) Good Standing. No security shall be approved for listing that is delinquent in its filing obligation with the Commission or Other Regulatory Authority or suspended from trading by the Commission pursuant to Section 12(k) of the Act or by the appropriate regulatory authorities of the Company's country of domicile.

(f) Exchange Certification. Upon approval of a listing application, the Exchange shall certify to the Commission, pursuant to Section 12(d) of the Act and the rules thereunder, that it has approved the security for listing and registration. Listing can commence only upon effectiveness of the security's registration pursuant to Section 12(d).

(g) Security Depository.

(1) "Securities Depository" means a securities depository registered as a clearing agency under Section 17A of the Act.

(2) For initial listing, a security shall have a CUSIP number or foreign equivalent identifying the securities included in the file of eligible issues maintained by a Securities Depository in accordance with the rules and procedures of such securities depository. This subparagraph shall not apply to a security if the terms of the security do not and cannot be reasonably modified to meet the criteria for depository eligibility at all Securities Depositories.

(3) A Security Depository's inclusion of a CUSIP number or foreign equivalent identifying a security in its file of eligible issues does not render the security "depository eligible" until:

(A) in the case of any new issue distributed by an underwriting syndicate on or after the date a Securities Depository system for monitoring repurchases of distributed shares by the underwriting syndicate is available, the date of the commencement of trading in such security on the Exchange; or

(B) in the case of any new issue distributed by an underwriting syndicate prior to the date a Securities Depository system for monitoring repurchases of distributed shares by the underwriting syndicate is available where the managing underwriter elects not to deposit the securities on the date of the commencement of trading in such security on the Exchange, such later date designated by the managing underwriter in a notification submitted to the Securities Depository; but in no event more than three (3) months after the commencement of trading in such security on the Exchange.

(h) Limited Partnerships. No security issued in a limited partnership rollup transaction (as defined by Section 14(h) of the Act), shall be eligible for listing unless:

(1) the rollup transaction was conducted in accordance with procedures designed to protect the rights of limited partners as provided in Section 6(b)(9) of the Act, as it may from time to time be amended, and

(2) a broker-dealer that is a member of a national securities association subject to Section 15A(b)(12) of the Act participates in the rollup transaction.

The Company shall further provide an opinion of counsel stating that such broker-dealer's participation in the rollup transaction was conducted in compliance with the rules of a national securities association designed to protect the rights of limited partners, as specified in the Limited Partnership Rollup Reform Act of 1993.

In addition to any other applicable requirements, each limited partnership listed on the Exchange shall have a corporate general partner or co-general partner that satisfies the Independent Director and audit committee requirements set forth in the LTSE Rule 14.400 Series.

Note: The only currently existing national securities association subject to Section 15A(b)(12) of the Act is FINRA. Its rules designed to protect the rights of limited partners, pursuant to the Limited Partnership Rollup Reform Act of 1993, are specified in FINRA Rule 2310.

(i) Reverse Mergers. A security issued by a Company formed by a Reverse Merger shall be eligible for initial listing only if the conditions set forth in LTSE Rule 14.102(c) are satisfied.

Rule 14.204. American Depositary Receipts

(a) Eligibility. American Depositary Receipts can be listed on the Exchange provided they represent shares in a non-Canadian foreign Company.

(b) Computations. In the case of American Depositary Receipts, annual income from continuing operations and Stockholders' Equity shall relate to the foreign issuer and not to any depositary or any other person deemed to be an issuer for purposes of Form S-12 under the Securities Act of 1933. The underlying security will be considered when determining annual income from continuing operations, Publicly Held Shares, Market Value of Publicly Held Shares, Stockholders' Equity, Round Lot or Public Holders, operating history, Market Value of Listed Securities, and total assets and total revenue.

Rule 14.205. Additional Requirements for LTSE-Listed Securities Issued by the Exchange or its Affiliates

(a) For purposes of this LTSE Rule 14.205, the terms below are defined as follows:

(1) "LTSE Affiliate" means LTSE and any entity that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with LTSE, where "control" means that the one entity possesses, directly or indirectly, voting control of the other entity either through ownership of capital stock or other equity securities or through majority representation on the board of directors or other management body of such entity.

(2) "Affiliate Security" means any security issued by an LTSE Affiliate.

(b) Upon initial and throughout continued listing of the Affiliate Security on LTSE, LTSE shall

(1) file a report quarterly with the Exchange’s Regulatory Oversight Committee detailing LTSE's monitoring of:

(A) the LTSE Affiliate's compliance with the listing requirements contained in Chapter 14; and

(B) the trading of the Affiliate Security, which shall include summaries of all related surveillance alerts, complaints, regulatory referrals, trades canceled or adjusted pursuant to LTSE Rule 11.270, investigations, examinations, formal and informal disciplinary actions, exception reports and trading data of such security.

(2) engage an independent accounting firm once a year to review and prepare a report on the Affiliate Security to ensure that the LTSE Affiliate is in compliance with the listing requirements contained in Chapter 14 and promptly forward to the Exchange's Regulatory Oversight Committee a copy of the report prepared by the independent accounting firm.

(c) In the event that LTSE determines that the LTSE Affiliate is not in compliance with any of the listing requirements contained in Chapter 14, LTSE shall file a report with the Commission within five business days of providing notice to the LTSE Affiliate of its non-compliance. The report shall identify the date of non-compliance, type of non-compliance and any other material information conveyed to the LTSE Affiliate in the notice of non-compliance. Within five business days of receipt of a plan of compliance from the LTSE Affiliate, LTSE shall notify the Commission of such receipt, whether the plan of compliance was accepted by LTSE or what other action was taken with respect to the plan and the time period provided to regain compliance with Chapter 14, if any.

Rule 14.206. Listing Requirements for Units

(a) Initial and Continued Listing Requirements

(1) All units shall have at least one equity component. All components of such units shall satisfy the requirements for initial and continued listing as LTSE Listed securities, or, in the case of debt components, satisfy the requirements of paragraph (a)(2) below.

(2) All debt components of a unit, if any, shall meet the following requirements:

(A) the debt issue must have an aggregate market value or principal amount of at least $5 million;

(B) in the case of convertible debt, the equity into which the debt is convertible must itself be subject to real- time last sale reporting in the United States, and the convertible debt must not contain a provision which gives the company the right, at its discretion, to reduce the conversion price for periods of time or from time to time unless the company establishes a minimum period of ten business days within which such price reduction will be in effect.

(3) All components of the unit shall be issued by the same issuer. All units and issuers of such units shall comply with the initial and continued listing requirements of the Exchange.

(b) Minimum Listing Period and Notice of Withdrawal

In the case of units, the minimum listing period of the units shall be 30 days from the first day of listing, except the period may be shortened if the units are suspended or withdrawn for regulatory purposes. Companies and underwriters seeking to withdraw units from listing must provide the Exchange with notice of such intent at least 15 days prior to withdrawal.

(c) Disclosure Requirements for Units

Each Exchange issuer of units shall include in its prospectus or other offering document used in connection with any offering of securities that is required to be filed with the Commission under the federal securities laws and the rules and regulations promulgated thereunder a statement regarding any intention to delist the units immediately after the minimum inclusion period. The issuer of a unit shall further provide information regarding the terms and conditions of the components of the unit (including information with respect to any original issue discount or other significant tax attributes of any component) and the ratio of the components comprising the unit. A Company shall also disclose when a component of the unit is separately listed on the Exchange. These disclosures shall be made on the Company's website, or if it does not maintain a website, in its annual report provided to unit holders. A Company shall also immediately make a public announcement by filing a Form 8-K, where required by SEC rules, or by issuing a press release disclosing, any change in the terms of the unit, such as changes to the terms and conditions of any of the components (including changes with respect to any original issue discount or other significant tax attributes of any component), or to the ratio of the components within the unit. Such public announcement shall be made as soon as practicable in relation to the effective date of the change.

(d) Market Makers

(1) For initial inclusion, a unit shall have at least three registered and active Market Makers.

(2) For continued listing, a unit shall have at least two registered and active Market Makers, one of which may be a Market Maker entering a stabilizing bid.

Rule 14.207. Obligations for Companies Listed on the Exchange

(a) Obligation to Provide Information to the Exchange

(1) The Exchange may request any additional information or documentation, public or non-public, deemed necessary to make a determination regarding a Company's continued listing, including, but not limited to, any material provided to or received from the Commission or Other Regulatory Authority. A Company

may be denied continued listing if it fails to provide such information within a reasonable period of time or if any communication to the Exchange contains a material misrepresentation or omits material information necessary to make the communication to the Exchange not misleading. The Company shall provide full and prompt responses to requests by the Exchange or by FINRA acting on behalf of the Exchange for information related to unusual market activity or to events that may have a material impact on trading of its securities on the Exchange.

(2) As set forth in LTSE Rule 14.410, a Company must provide the Exchange with prompt notification after an Executive Officer of the Company becomes aware of any noncompliance by the Company with the requirements of the Rule 14.400 Series.

(b) Obligation to Make Public Disclosure

(1) Disclosure of Material Information

Except in unusual circumstances, an Exchange-listed Company shall make prompt disclosure to the public through any Regulation FD compliant method (or combination of methods) of disclosure of any material information that would reasonably be expected to affect the value of its securities or influence investors' decisions. The Company shall, prior to the release of the information, provide notice of such disclosure to the Exchange's Regulation Department at least ten minutes prior to public announcement if the information involves any of the events set forth in Supplementary Material .01 to this LTSE Rule and the public release of the material information is made during System Hours (as defined in LTSE Rule 1.160(qq)). If the public release of the material information is made outside of System Hours, Exchange Companies must notify the Exchange's Regulation Department of the material information at least 10 minutes prior to the start of System Hours (as defined in LTSE Rule 1.160(qq)). As described in Supplementary Material .01 to this LTSE Rule, prior notice to the Exchange's Regulation Department must be made through the electronic disclosure submission system available at the Exchange's Web site, except in emergency situations.

(2) Disclosure of Notification of Deficiency

As set forth in LTSE Rule 14.501(c), a listed Company that receives a notification of deficiency from the Exchange is required to make a public announcement by filing a Form 8-K, where required by SEC rules, or by issuing a press release disclosing receipt of the notification and the Rule(s) upon which the deficiency is based, and describing each specific basis and concern identified by the Exchange in reaching its determination that the Company does not meet the listing standard.

However, note that in the case of a deficiency related to the requirement to file a periodic report contained in LTSE Rule 14.207(c)(1) or (2), the Company is required to make the public announcement by issuing a press release. As described in LTSE Rule 14.207(b)(1) above and Supplementary Material .01 below, the Company must notify the Exchange's Regulation Department about the announcement through the electronic disclosure submission system available on the Exchange's Web site, except in emergency situations when notification may instead be provided by telephone or facsimile. If the public announcement is made during System Hours (as defined in LTSE Rule 1.160(qq)), the Company must notify the Exchange's Regulation Department at least ten minutes prior to the announcement. If the public announcement is made outside of System Hours (as defined in LTSE Rule 1.160(qq)), the Company must notify the Exchange's Regulation Department of the announcement at least ten minutes prior to the start of System Hours (as defined in LTSE Rule 1.160(qq)).

(3) Disclosure of Third Party Director and Nominee Compensation

Companies must disclose all agreements and arrangements in accordance with this rule by no later than the date on which the Company files or furnishes a proxy or information statement subject to Regulation 14A or 14C under the Act in connection with the Company’s next shareholders’ meeting at which directors are elected (or, if they do not file proxy or information statements, no later than when the Company files its next Form 10-K or Form 20-F).

(A) A Company shall disclose either on or through the Company's website or in the proxy or information statement for the next shareholders’ meeting at which directors are elected (or, if the Company does not file proxy or information statements, in its Form 10-K or 20-F), the material terms of all agreements and arrangements between any director or nominee for director, and any person or entity other than the Company (the “Third Party”), relating to compensation or other payment in connection with such person’s candidacy or service as a director of the Company. A Company need not disclose pursuant to this rule agreements and arrangements that: (i) relate only to reimbursement of expenses in connection with candidacy as a director; (ii) existed prior to the nominee’s candidacy (including as an employee of the other person or entity) and the nominee’s relationship with the Third Party has been publicly disclosed in a proxy or information statement or annual report (such as in the director or nominee’s biography); or (iii) have been disclosed under Item 5(b) of Schedule 14A of the Act or Item 5.02(d)(2) of Form 8-K in the current fiscal year. Disclosure pursuant to Commission rule shall not

relieve a Company of its annual obligation to make disclosure under subparagraph (B).

(B) A Company must make the disclosure required in subparagraph (A) at least annually until the earlier of the resignation of the director or one year following the termination of the agreement or arrangement.

(C) If a Company discovers an agreement or arrangement that should have been disclosed pursuant to subparagraph (A) but was not, the Company must promptly make the required disclosure by filing a Form 8-K or 6-K, where required by SEC rules, or by issuing a press release. Remedial disclosure under this subparagraph, regardless of its timing, does not satisfy the annual disclosure requirements under subparagraph (B).

(D) A Company shall not be considered deficient with respect to this paragraph for purposes of LTSE Rule 14.501 if the Company has undertaken reasonable efforts to identify all such agreements or arrangements, including asking each director or nominee in a manner designed to allow timely disclosure, and makes the disclosure required by subparagraph (C) promptly upon discovery of the agreement or arrangement. In all other cases, the Company must submit a plan sufficient to satisfy Exchange staff that the Company has adopted processes and procedures designed to identify and disclose relevant agreements or arrangements.

(E) A Foreign Private Issuer may follow its home country practice in lieu of the requirements of LTSE Rule 14.207(b)(3) by utilizing the process described in LTSE Rule 14.407(a)(3).

(c) Obligation to File Periodic Financial Reports

(1) A Company shall timely file all required periodic financial reports with the Commission through the EDGAR System or with the Other Regulatory Authority. A Company that does not file through the EDGAR System shall supply to the Exchange two (2) copies of all reports required to be filed with the Other Regulatory Authority or email an electronic version of the report to the Exchange at continuedlisting@LTSE.com. All required reports must be filed with the Exchange on or before the date they are required to be filed with the Commission or Other Regulatory Authority. Annual reports filed with the Exchange shall contain audited financial statements.

(2) Foreign Private Issuer Interim Reports

Each Foreign Private Issuer shall submit on a Form 6-K an interim balance sheet and income statement as of the end of its second quarter. This information, which must be presented in English, but does not have to be reconciled to U.S. GAAP, must be provided no later than six months following the end of the Company's second quarter. In the case of a Foreign Private Issuer that is a limited partnership, such information shall be distributed to limited partners if required by statute or regulation in the jurisdiction in which the limited partnership is formed or doing business or by the terms of the partnership's limited partnership agreement.

(3) Auditor Registration

Each listed Company shall be audited by an independent public accountant that is registered as a public accounting firm with the Public Company Accounting Oversight Board, as provided for in Section 102 of the Sarbanes-Oxley Act of 2002 [15 U.S.C. 7212].

(d) Distribution of Annual and Interim Reports

(1) Distribution of Annual Reports. Each Company (including a limited partnership) shall make available to Shareholders an annual report containing audited financial statements of the Company and its subsidiaries (which, for example, may be on Form 10-K, 20-F, 40-F or N-CSR) within a reasonable period of time following the filing of the annual report with the Commission. A Company may comply with this requirement either:

(A) by mailing the report to Shareholders;

(B) by satisfying the requirements for furnishing an annual report contained in Rule 14a-16 under the Act; or

(C) by posting the annual report to Shareholders on or through the Company's website (or, in the case of a Company that is an investment company that does not maintain its own website, on a website that the Company is allowed to use to satisfy the website posting requirement in Rule 16a-3(k) under the Act), along with a prominent undertaking in the English language to provide Shareholders, upon request, a hard copy of the Company's annual report free of charge. A Company that chooses to satisfy this requirement pursuant to this paragraph (C) must, simultaneous with this posting, issue a press release stating that its annual report has been filed with the Commission (or Other Regulatory Authority). This press release shall also state that the annual report is available on the Company's website and include the website address and that Shareholders may receive a hard copy free of charge upon request.

A Company must provide such hard copies within a reasonable period of time following the request.

(2) Distribution of Interim Reports. Exchange Companies that distribute interim reports to Shareholders should distribute such reports to both registered and beneficial Shareholders. Exchange Companies are also encouraged to consider additional technological methods to communicate such information to Shareholders in a timely and less costly manner as such technology becomes available.

(3) Access to Quarterly Reports.

(A) Each Company that is not a limited partnership (limited partnerships are governed by paragraph (B) below) and is subject to Rule 13a-13 under the Act shall make available copies of quarterly reports including statements of operating results to Shareholders either prior to or as soon as practicable following the Company's filing of its Form 10-Q with the Commission. If the form of such quarterly report differs from the Form 10-Q, the Company shall file one copy of the report with the Exchange in addition to filing its Form 10-Q pursuant to Rule 14.207(c)(1). The statement of operations contained in quarterly reports shall disclose, at a minimum, any substantial items of an unusual or non-recurrent nature and net income before and after estimated federal income taxes or net income and the amount of estimated federal taxes.

(B) Each Company that is a limited partnership and is subject to Rule 13a-13 under the Act shall make available copies of quarterly reports including statements of operating results to limited partners either prior to or as soon as practicable following the partnership's filing of its Form 10-Q with the Commission. Such reports shall be distributed to limited partners if required by statute or regulation in the state in which the limited partnership is formed or doing business or by the terms of the partnership's limited partnership agreement. If the form of such quarterly report differs from the Form 10-Q, the Company shall file one copy of the report with the Exchange in addition to filing its Form 10-Q pursuant to LTSE Rule 14.207(c)(1).

The statement of operations contained in quarterly reports shall disclose, at a minimum, any substantial items of an unusual or non-recurrent nature and net income before and after estimated federal income taxes or net income and the amount of estimated federal taxes.

(4) Access to Interim Reports

(A) Each Company that is not a limited partnership and is not subject to Rule 13a-13 under the Act and that is required to file with the Commission, or Other Regulatory Authority, interim reports relating primarily to operations and financial position, shall make available to Shareholders reports which reflect the information contained in those interim reports. Such reports shall be made available to Shareholders either before or as soon as practicable following filing with the appropriate regulatory authority. If the form of the interim report provided to Shareholders differs from that filed with the regulatory authority, the Company shall file one copy of the report to Shareholders with the Exchange in addition to the report to the regulatory authority that is filed with the Exchange pursuant to LTSE Rule 14.207(c)(1).

(B) Each Company that is a limited partnership that is not subject to Rule 13a-13 under the Act and is required to file with the Commission, or Other Regulatory Authority, interim reports relating primarily to operations and financial position, shall make available to limited partners reports which reflect the information contained in those interim reports. Such reports shall be distributed to limited partners if required by statue or regulation in the state in which the limited partnership is formed or doing business or by the terms of the partnership's limited partnership agreement. Such reports shall be distributed to limited partners either before or as soon as practicable following filing with the appropriate regulatory authority. If the form of the interim report provided to limited partners differs from that filed with the regulatory authority, the Company shall file one copy of the report to limited partners with the Exchange in addition to the report to the regulatory authority that is filed with the Exchange pursuant to LTSE Rule 14.207(c)(1).

(5) A Foreign Private Issuer may follow its home country practice in lieu of the requirements of LTSE Rule 14.207(d)(1), (2), (3), or (4) or by utilizing the process described in LTSE Rule 14.407(a)(3).

(6) The Company shall comply with any obligation of any person regarding filing or disclosure of information material to the Company or the security, whether such obligation arises under the securities laws of the United States or the Company's country of domicile, or other applicable federal or state statutes or rules.

(e) Exchange Notification Requirements. Various corporate events resulting in material changes will trigger the requirement for Companies to submit certain forms and applicable fees to the Exchange as specified below. All applicable forms can be found on the Exchange's Web site.

(1) Change in Number of Shares Outstanding. The Company shall file, on a form designated by the Exchange no later than 10 days after the occurrence, any aggregate increase or decrease of any class of securities listed on the Exchange that exceeds 5% of the amount of securities of the class outstanding.

(2) Listing of Additional Shares. A Company shall be required to notify the Exchange, except for a Company solely listing American Depositary Receipts, at least 15 calendar days prior to:

(A) establishing or materially amending a stock option plan, purchase plan or other equity compensation arrangement pursuant to which stock may be acquired by officers, directors, employees, or consultants without shareholder approval; however the Exchange recognizes that when a Company makes an equity grant to induce an individual to accept employment, as permitted by the exception contained in LTSE Rule 14.412(c)(4), it may not be practical to provide the advance notice otherwise required by this LTSE Rule. Therefore, when a Company relies on that exception to make such an inducement grant without shareholder approval, it is sufficient to notify the Exchange about the grant and the use of the exception no later than the earlier of: (x) five calendar days after entering into the agreement to issue the securities; or (y) the date of the public announcement of the award required by LTSE Rule 14.412(c)(4); or

(B) issuing securities that may potentially result in a change of control of the Company; or

(C) issuing any common stock or security convertible into common stock in connection with the acquisition of the stock or assets of another company, if any officer or director or Substantial Shareholder of the Company has a 5% or greater interest (or if such persons collectively have a 10% or greater interest) in the Company to be acquired or in the consideration to be paid; or

(D) issuing any common stock, or any security convertible into common stock in a transaction that may result in the potential issuance of common stock (or securities convertible into common stock) greater than 10% of either the total shares outstanding or the voting power outstanding on a pre- transaction basis.

The notifications required by this paragraph must be made on the Notification Form: Listing of Additional Shares and the Exchange encourages Companies to file this form as soon as practicable, even if all of the relevant terms are not yet known. The Exchange reviews these forms to determine compliance with applicable LTSE

Rules, including the shareholder approval requirements. Therefore, if a Company fails to file timely the form required by this paragraph, the Exchange may issue either a Public Reprimand Letter or a Delisting Determination (pursuant to LTSE Rule 14.500).

(3) Record Keeping Change

(A) The Company shall file on a form designated by the Exchange notification of any change to its name, the par value or title of its security, its symbol, or a similar change, no later than 10 days after the change.

(B) The Company shall also notify the Exchange promptly in writing, absent any fees, of any change in the general character or nature of its business and any change in the address of its principal executive offices.

(4) Substitution Listing. The Company shall notify the Exchange of a Substitution Listing Event (other than a re- incorporation or a change to a Company's place of organization) no later than 15 calendar days prior to the implementation of such event by filing the appropriate form as designated by the Exchange. For a re-incorporation or change to a Company's place of organization, a Company shall notify the Exchange as soon as practicable after such event has been implemented by filing the appropriate form as designated by the Exchange.

(5) Transfer Agent, Registrar, ADR Bank Changes. The issuer of any class of securities listed on the Exchange, except for American Depositary Receipts, shall notify the Exchange promptly in writing of any change in the Company's transfer agent or registrar.

(6) Dividend Action or Stock Distribution. In the case of any dividend action or action relating to a stock distribution of a listed stock the Company shall, no later than 10 calendar days prior to the record date of such action:

(A) Notify the Exchange by filing the appropriate form as designated by the Exchange; and

(B) Provide public notice using a Regulation FD compliant method.

(C) Notice to the Exchange should be given as soon as possible after declaration and, in any event, no later than simultaneously with the public notice.

(f) Obligation to Pay Fees. The Company is required to pay all applicable fees as described in the Rule 14.600 Series.

* * * * * *Supplementary Material* * * * *

.01 Disclosure of Material Information

(a) General Disclosure Requirements

Rule 14.207(b)(1) requires that, except in unusual circumstances, Exchange Companies disclose promptly to the public through any Regulation FD compliant method (or combination of methods) of disclosure any material information that would reasonably be expected to affect the value of their securities or influence investors' decisions. Exchange Companies must notify the Exchange at least ten minutes prior to the release to the public of material information that involves any of the events set forth below when the public release of the information is made during System Hours (as defined in LTSE Rule 1.160(qq)). If the public release of the material information is made outside of System Hours (as defined in LTSE Rule 1.160(qq)), Exchange Companies must notify the Exchange's Regulation Department of the material information at least ten minutes prior to the start of System Hours (as defined in LTSE Rule 1.160(qq)). Under unusual circumstances Companies may not be required to make public disclosure of material events; for example, where it is possible to maintain confidentiality of those events and immediate public disclosure would prejudice the ability of the Company to pursue its legitimate corporate objectives. However, the Exchange Companies remain obligated to disclose this information to the Exchange upon request pursuant to LTSE Rule 14.207(a).

Whenever unusual market activity takes place in an Exchange Company's securities, the Company normally should determine whether there is material information or news which should be disclosed. If rumors or unusual market activity indicate that information on impending developments has become known to the investing public, or if information from a source other than the Company becomes known to the investing public, a clear public announcement may be required as to the state of negotiations or development of Company plans. Such an announcement may be required, even though the Company may not have previously been advised of such information or the matter has not yet been presented to the Company's Board of Directors for consideration. In certain circumstances, it may also be appropriate to publicly deny false or inaccurate rumors, which are likely to have, or have had, an effect on the trading in its securities or would likely have an influence on investment decisions.

(b) Notification to the Exchange's Regulation Department

Companies must notify the Exchange's Regulation Department prior to the distribution of certain material news at least ten minutes prior to public announcement of the news when the public release of the information is made during System Hours (as defined in LTSE Rule 1.160(qq)). If the public release of the material information is made outside of System Hours (as defined in LTSE Rule 1.160(qq)), the Company must notify the Exchange's Regulation Department of the material information at least ten minutes prior to the start of System Hours (as defined in LTSE Rule 1.160(qq)). Except in emergency situations, this notification must be made through the Exchange's electronic disclosure submission system available on the Exchange's Web site. In emergency situations, Companies may instead provide notification by telephone or facsimile. Examples of an emergency situation include: lack of computer or internet access; technical problems on the Exchange and a material development such that no draft disclosure document exists, but immediate notification to the Exchange's Regulation Department is important based on the material event.

If a Company repeatedly fails to either notify the Exchange at least ten minutes prior to the distribution of material news during System Hours (as defined in LTSE Rule 1.160(qq)) or at least ten minutes prior to the start of System Hours (as defined in LTSE Rule 1.160(qq))for material news distributed outside of System Hours (as defined in LTSE Rule 1.160(qq)), or repeatedly fails to use the electronic disclosure submission system when the Exchange finds no emergency situation existed, the Exchange may issue a Public Reprimand Letter (as defined in LTSE Rule 14.500(b)(5)) or, in extreme cases, a Staff Delisting Determination (as defined in LTSE Rule 14.500(b)(7)). In determining whether to issue a Public Reprimand Letter, the Exchange will consider whether the Company has demonstrated a pattern of failures, whether the Company has been contacted concerning previous violations, and whether the Company has taken steps to assure that future violations will not occur.

(c) Trading Halts

A trading halt benefits current and potential Shareholders by halting all trading in any Exchange securities until there has been an opportunity for the information to be disseminated to the public. This decreases the possibility of some investors acting on information known only to them. A trading halt provides the public with an opportunity to evaluate the information and consider it in making investment decisions. It also alerts the marketplace to the fact that news has been released.

The Exchange's Regulation Department monitors real time trading in all Exchange securities during the trading day for price and volume activity. In the event of certain price and volume movements, the Exchange's Regulation Department may contact a Company and its Market Makers in order to ascertain the cause of the unusual market activity. The Exchange's Regulation Department treats the information provided by the Company and other sources in a highly confidential manner, and uses it to assess market activity and assist in maintaining fair and orderly markets. An Exchange listing includes an obligation to disclose to the Exchange's Regulation Department information that the Company is not otherwise disclosing to the investing public or the financial community. On, occasion, changes in market activity prior to the Company's release of material information may indicate that the information has become known to the investing public. Changes in market activity also may occur when there is a release of material information by a source other than the Company, such as when an Exchange Company is subject to an unsolicited take-over bid by another company. Depending on the nature of the event and the Company's views regarding the business advisability of disclosing the information, the Exchange's Regulation Department may work with the Company to accomplish a timely release of the information. Furthermore, depending on the materiality of the information and the anticipated effect of the information on the price of the Company's securities, the Exchange's Regulation Department may advise the Company that a temporary trading halt is appropriate to allow for full dissemination of the information and to maintain an orderly market. The institution of a temporary trading halt pending the release of information is not a reflection on the value of the securities halted. Such trading halts are instituted, among other reasons, to insure that material information is fairly and adequately disseminated to the investing public and the marketplace, and to provide investors with the opportunity to evaluate the information in making investment decisions. A trading halt normally lasts one half hour but may last longer if a determination is made that news has not been adequately disseminated or that the original or an additional basis under LTSE Rule 11.280 exists for continuing the trading halt.

The Exchange's Regulation Department is required to keep non-public information, confidential and to use such information only for regulatory purposes.

Companies are required to notify the Exchange's Regulation Department of the release of material information included in the following list of events at least ten minutes prior to the release of such information to the public when the public release of the information is made during System Hours (as defined in LTSE Rule 1.160(qq)):

(1) Financial-related disclosures, including quarterly or yearly earnings, earnings restatements, pre-announcements or "guidance."

(2) Corporate reorganizations and acquisitions, including mergers, tender offers, asset transactions and bankruptcies or receiverships.

(3) New products or discoveries, or developments regarding customers or suppliers (e.g., significant developments in clinical or customer trials, and receipt or cancellation of a material contract or order).

(4) Senior management changes of a material nature or a change in control.

(5) Resignation or termination of independent auditors, or withdrawal of a previously issued audit report.

(6) Events regarding the Company's securities — e.g., defaults on senior securities, calls of securities for redemption, repurchase plans, stock splits or changes in dividends, changes to the rights of security holders, or public or private sales of additional securities.

(7) Significant legal or regulatory developments. Regulation FD

(8) Any event requiring the filing of a Form 8-K.

If the public release of the material information is made outside of System Hours (as defined in LTSE Rule 1.160(qq)), Exchange Companies must notify the Exchange's Regulation Department of the material information at least 10 minutes prior to the start of System Hours (as defined in LTSE Rule 1.160(qq)). It should also be noted that every development that might be reported to the Exchange in these areas would not necessarily be deemed to warrant a trading halt. In addition to the list of events set forth above, the Exchange encourages Companies to avail themselves of the opportunity for advance notification to the Exchange's Regulation Department in situations where they believe, based upon their knowledge of the significance of the information, that a temporary trading halt may be necessary or appropriate.

.02 Use of Regulation FD Compliant Methods in the Disclosure of Material Information

Regardless of the method of disclosure that a Company chooses to use, Companies are required to notify the Exchange's Regulation Department of the release of material information that involves any of the events set forth above at least ten minutes prior to its release to the public when the public release of the information is made during System Hours (as defined in LTSE Rule 1.160 (qq)). If the public release of the material information is made outside of System Hours (as defined in LTSE Rule 1.160(qq)), Exchange Companies must notify LTSE Regulation of the material information at least 10 minutes prior to the start of System Hours (as defined in LTSE Rule 1.160(qq)). When a Company chooses to utilize a Regulation FD compliant method for disclosure other than a press release or Form 8-K, the Company will be required to provide prior notice to the Exchange's Regulation Department of: 1) the press release announcing the logistics of the future disclosure event; and 2) a descriptive summary of the material information

to be announced during the disclosure event if the press release does not contain such a summary.

Depending on the materiality of the information and the anticipated effect of the information on the price of the Company's securities, the Exchange's Regulation Department may advise the Company that a temporary trading halt is appropriate to allow for full dissemination of the information and to maintain an orderly market. The Exchange's Regulation Department will assess with Companies using methods of disclosure other than a press release or Form 8-K the timing within the disclosure event when the Company will cover the material information so that the halt can be commenced accordingly. Companies will be responsible for promptly alerting the Exchange's Regulation Department of any significant changes to the previously outlined disclosure timeline. Companies are reminded that the posting of information on the company's website may not by itself be considered a sufficient method of public disclosure under Regulation FD and SEC guidance and releases thereunder, and as a result, under LTSE Rules.

.03 Disclosure of Third Party Director and Nominee Compensation

LTSE Rule 14.207(b)(3) requires listed companies to publicly disclose the material terms of all agreements and arrangements between any director or nominee and any person or entity (other than the Company) relating to compensation or other payment in connection with that person's candidacy or service as a director. The terms "compensation" and "other payment" as used in this rule are not limited to cash payments and are intended to be construed broadly.

Subject to exceptions provided in the rule, the disclosure must be made on or through the Company's website or in the proxy or information statement for the next shareholders' meeting at which directors are elected in order to provide shareholders with information and sufficient time to help them make meaningful voting decisions. A Company posting the requisite disclosure on or through its website must make it publicly available no later than the date on which the Company files a proxy or information statement in connection with such shareholders' meeting (or, if they do not file proxy or information statements, no later than when the Company files its next Form 10-K or Form 20-F). Disclosure made available on the Company's website or through it by hyperlinking to another website, must be continuously accessible. If the website hosting the disclosure subsequently becomes inaccessible or that hyperlink inoperable, the company must promptly restore it or make other disclosure in accordance with this rule.

LTSE Rule 14.207(b)(3) does not separately require the initial disclosure of newly entered into agreements or arrangements, provided that disclosure is made pursuant to this rule for the next shareholders' meeting at which directors are elected. In addition, for publicly disclosed agreements and arrangements that existed prior to the nominee's candidacy and thus not required to be disclosed in accordance with LTSE Rule 14.207(b)(3)(A)(ii) but where the director or nominee's remuneration is thereafter materially increased specifically in connection with such person's candidacy or service as a director of the Company, only the difference between the new and previous level of compensation or other payment obligation needs be disclosed.

All references in this rule to proxy or information statements are to the definitive versions thereof.

Rule 14.208. Direct Registration Program

(a) Except as indicated in paragraph (c) below, all securities listed on the Exchange (except securities which are book- entry only) must be eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Act.

(b) If a Company establishes or maintains a Direct Registration Program for its Shareholders, the Company shall, directly or through its transfer agent, participate in an electronic link with a clearing agency registered under Section 17A of the Act to facilitate the electronic transfer of securities held pursuant to such program.

(c) Exemption

A foreign issuer, as defined under Rule 3b-4 under the Act, including a Foreign Private Issuer shall not be subject to this requirement if it submits to the Exchange a written statement from an independent counsel in such Company's home country certifying that a law or regulation in its home country prohibits compliance.

Rule 14.210. Dually-Listed Securities

(a) A Company is permitted to have a class of securities that has been approved for listing on another national securities exchange registered with the Commission pursuant to Section 6(a) of the Act ("Dually-Listed Securities").

(b) A Company that has Dually-Listed Securities must notify the Exchange promptly if it receives oral or written notification from the other national securities exchange on which the Company's Dually-Listed Securities are listed that such class of listed securities has fallen below the continued listing requirements of such other market. In addition, a Company that has Dually-Listed Securities must promptly notify the other national securities exchange on which the Company's Dually-Listed Securities are listed if it receives oral or written notification that such class of listed securities has fallen below the continued listing requirements of Chapter 14 of the LTSE Rules.

(c) For so long as a Company that seeks to list or has listed Dually-Listed Securities on the Exchange is listed on another national securities exchange that is its primary listing market and requires a minimum number of market makers, the minimum market maker requirements of LTSE Rules 14.310 and 14.320 that require a company listed on the Exchange to maintain a particular minimum number of registered and active Market Makers will not be applicable to such Dually-Listed Security.

* * * * * ***Supplementary Material*** * * * *

.01 Impact of Non-Designation of Dually-Listed Securities.

To foster competition among markets and further the development of the national market system, the Exchange shall permit Companies whose securities are or will be listed on another national securities exchange to apply to also list those securities on the Exchange. The Exchange shall make an independent determination of whether such Companies satisfy all applicable listing requirements and shall require Companies to enter into a dual-listing agreement with the Exchange.

The Exchange shall continue to honor the trade halt authority of the primary listing market under the CQ and CTA Plans or the UTP Plan, as applicable, pursuant to LTSE Rule 11.280(g) (Authority to Initiate Trading Halts). LTSE Rule 11.280 (g)(2) and (3) shall apply to such Dually-Listed Securities, whereas LTSE Rule 11.280(g)(1), (4), (5), (6), and (7) shall not. Listing fees pursuant to the LTSE Rule Series 14.600 (Listed Company Fees) shall continue to apply to Dually-Listed Securities. In addition, Dually-Listed Securities shall be LTSE securities for purposes of rules related to listing and delisting, and shall remain as CQS securities or UTP securities, as applicable, under all other Exchange rules.

Rule Series 14.300. Listings Requirements

Rule 14.301. General Listing Requirements

This section contains the initial and continued listing requirements and standards for listing a Company's Primary Equity Security on the Exchange. This section also contains the initial and continued listing requirements for Rights and Warrants, and Preferred and Secondary Classes of Common Stock on the Exchange.

In addition to meeting the quantitative requirements in this section, a Company must meet the requirements of LTSE Rule Series 14.200, including the disclosure obligations set forth in LTSE Rule 14.207, the Corporate Governance requirements set forth in the LTSE Rule Series 14.400, and pay any applicable fees in the LTSE Rule Series 14.600. A Company's failure to meet any of the continued listing requirements will be processed in accordance with the provisions set forth in LTSE Rule Series 14.500.

Rule 14.302. Definitions and Computations

(a) A Company is affiliated with another Company if that other Company, directly or indirectly though one or more intermediaries, controls, is controlled by, or is under common control of the Company. Control, for these purposes, means having the ability to exercise significant influence. Ability to exercise significant influence will be presumed to exist where the parent or affiliated Company directly or indirectly owns 20% or more of the other Company's voting securities, and also can be indicated by

representation on the board of directors, participation in policy making processes, material intercompany transactions, interchange of managerial personnel, or technological dependency.

(b) In computing Cash Flows, LTSE will rely on the net cash provided by operating activities, as reported in the Company's financial information as filed with the Commission in the Company's most recent periodic report and/or registration statement excluding changes in working capital or in operating assets and liabilities.

(c) In computing income from continuing operations before income taxes, LTSE will rely on a Company's financial information as filed with the Commission in the Company's most recent periodic report and/or registration statement.

(d) In computing the number of Publicly Held Shares, LTSE will not consider shares held by an officer, director or 10% or greater Shareholder of the Company.

(e) In the case of a Company listing in connection with its initial public offering, compliance with the market capitalization requirements of LTSE Rules 14.310(b)(2), (3), and (4) will be based on the Company's market capitalization at the time of listing.

(f) A period of less than three months shall not be considered a Fiscal Year, even if reported as a stub period in the Company's publicly reported financial statements.

(g) If a Company has less than three years of publicly reported financial data, it may qualify under LTSE Rule 14.310(b)(1) if it has (1) reported aggregate income from continuing operations before income taxes of at least $11 million, and (2) positive income from continuing operations before income taxes in each of the reported fiscal years.

(h) If a Company has less than three years of publicly reported financial data, it may qualify under LTSE Rule 14.310(b)(2) if it has (1) reported aggregate cash flows of at least $27.5 million, and (2) positive cash flows in each of the reported fiscal years.

(i) In computing total assets and stockholders' equity for purposes of LTSE Rule 14.310(b)(4), LTSE will rely on a Company's most recent publicly reported financial statements subject to the adjustments described below:

(1) Application of Use of Proceeds - If a company is in registration with the SEC and is in the process of an equity offering, adjustments should be made to reflect the net proceeds of that offering, and the specified intended application(s) of such proceeds to:

(A) Pay off existing debt or other financial instruments: The adjustment will include elimination of the actual historical interest expense on debt or other financial instruments classified as liabilities under generally accepted accounting principles being retired with offering proceeds of all relevant periods or by conversion into common stock at the time of an initial public offering occurring in conjunction with the company's listing. If the event giving rise to the adjustment occurred during a time-period such that pro forma amounts are not set forth in the SEC registration statement (typically, the pro forma effect of repayment of debt will be provided in the current registration statement only with respect to the last fiscal year plus any interim period in accordance with SEC rules), the company must prepare the relevant adjusted financial data to reflect the adjustment to its historical financial data, and its outside audit firm must provide a report of having applied agreed-upon procedures with respect to such adjustments. Such report must be prepared in accordance with the standards established by the American Institute of Certified Public Accountants.

(B) Fund an acquisition:

(i) The adjustments will include those applicable with respect to acquisition(s) to be funded with the proceeds. Adjustments will be made that are disclosed as such in accordance with Rule 3-05 "Financial Statements of Business Acquired or to be Acquired" and Article 11 of Regulation S-X. Adjustments will be made for all the relevant periods for those acquisitions for which historical financial information of the acquiree is required to be disclosed in the SEC registration statement; and

(ii) Adjustments applicable to any period for which pro forma numbers are not set forth in the registration statement shall be accompanied by the relevant adjusted financial data to combine the historical results of the acquiree (or relevant portion thereof) and acquiror, as disclosed in the company's SEC filing. Under SEC rules, the number of periods disclosed depends upon the significance level of the acquiree to the acquiror. The adjustments will include those necessary to reflect (a) the allocation of the purchase price, including adjusting assets and liabilities of the acquiree to fair value recognizing any intangibles (and associated amortization and depreciation), and (b) the effects of additional financing to complete the acquisition. The company must prepare the relevant adjusted financial data to reflect the adjustment to its historical financial data, and its outside audit firm must provide a report of having applied

agreed-upon procedures with respect to such adjustments. Such report must be prepared in accordance with the standards established by the American Institute of Certified Public Accountants.

(2) Acquisitions and Dispositions - In instances other than acquisitions (and related dispositions of part of the acquiree) funded with the use of proceeds, adjustments will be made for those acquisitions and dispositions that are disclosed as such in a company's financial statements in accordance with Rule 3-05 "Financial Statements of Business Acquired or to be Acquired" and Article 11 of Regulation S-X. If the disclosure does not specify pre-tax earnings from continuing operations, minority interest, and equity in the earnings or losses of investees, then such data must be prepared by the company's outside audit firm for the Exchange's consideration. In this regard, the audit firm would have to issue an independent accountant's report on applying agreed-upon procedures in accordance with the standards established by the American Institute of Certified Public Accountants.

Rule 14.310. Initial Listing Requirements for Primary Equity Securities

(a) For initial listing on the Exchange, a Company's Primary Equity Security must meet the following requirements:

(1) Minimum bid price of at least $4 per share;

(2) At least 1,250,000 Publicly Held Shares;

(3) Shareholders:

(A) At least 450 round lot shareholders; or

(B) At least 2,200 total shareholders; or

(C) At least 550 total shareholders and an average monthly trading volume over the prior 12 months of at least 1,100,000 shares per month.

(4) Market Value of Publicly Held Shares requirement:

(A) At least $110 million; or

(B) At least $100 million and stockholders' equity of at least $110,000,000; or

(C) At least $45 million in the case of: (i) a Company listing in connection with its initial public offering; and (ii) a Company that is affiliated with, or a spin-off from, another Company listed on the Exchange.

(b) For initial listing on the Exchange, a Company must meet the requirements of subparagraphs (1), (2), (3) or (4) below:

(1) (i) Aggregate income from continuing operations before income taxes of at least $11 million over the prior three fiscal years, (ii) positive income from continuing operations before income taxes in each of the prior three fiscal years, and (iii) at least $2.2 million income from continuing operations before income taxes in each of the two most recent fiscal years; or

(2) (i) Aggregate cash flows of at least $27.5 million over the prior three fiscal years, (ii) positive cash flows in each of the prior three fiscal years, and (iii) average market capitalization of at least $550 million over the prior 12 months and total revenue of at least $110 million in the previous fiscal year; or

(3) (i) Average market capitalization of at least $850 million over the prior 12 months, and (ii) total revenue of at least $90 million in the previous fiscal year; or

(4) (i) Market capitalization of at least $160 million, (ii) total assets of at least $80 million, and (iii) stockholders' equity of at least $55 million.

(c) For initial listing on the Exchange, a Company must have four registered and active Market Makers unless it meets one of the following requirements below in which case it must have three registered and active Market Makers:

(1) (i) Annual income from continuing operations before income taxes of at least $1 million in the most recently completed fiscal year or in two of the three most recently completed fiscal years; (ii) stockholders' equity of at least $15 million; and (iii) Market Value Of Publicly Held Shares of at least $8 million; or

(2) (i) Stockholders' equity of at least $30 million; (ii) two-year operating history; and (iii) Market Value Of Publicly Held Shares of at least $18 million.

(d) However, if a Company is a closed end management investment company registered under the Investment Company Act of 1940, it must meet the requirements of LTSE Rules 14.310(a)(1) - (3) and 14.310(c) but not the requirements of LTSE Rule 14.310(b). In lieu of meeting the requirements of 14.310(b) a closed end management investment company must have a Market Value of Publicly Held Shares of at least $70 million.

(1) A closed end management investment company that is listed concurrently with other closed end management investment companies that have a common investment adviser or whose investment advisers are "affiliated persons" as

defined in the Investment Company Act of 1940 (a "Fund Family") shall be eligible if:

(A) The total Market Value Of Publicly Held Shares in such Fund Family is at least $220 million;

(B) The average Market Value Of Publicly Held Shares for all funds in the Fund Family is at least $50 million; and

(C) Each fund in the Fund Family has a Market Value of Publicly Held Shares of at least $35 million.

(e) A business development company as defined in Section 2 of the Investment Company Act of 1940 must meet the applicable requirements of LTSE Rules 14.310(a) and 14.310(c) but not the requirements of LTSE Rule 14.310(b). In lieu of meeting the requirements of LTSE Rule 14.310(b) a business development company must have a Market Value of Listed Securities of at least $80 million.

Rule 14.311. Initial Listing Requirements for Rights and Warrants

For initial listing, the rights or warrants must meet all the requirements below:

(a) At least 450,000 rights or warrants issued;

(b) The underlying security must be listed on the Exchange or be a Covered Security

(c) There must be at least three registered and active Market Makers; and

(d) In the case of warrants, there must be at least 400 Round Lot Holders (except that this requirement will not apply to the listing of warrants in connection with the initial firm commitment underwritten public offering of such warrants).

Rule 14.315. Initial Listing Requirements for Preferred Stock and Secondary Classes of Common Stock

(a) When the Primary Equity Security of the Company is listed on the Exchange or is a Covered Security, the preferred stock or secondary class of common stock must meet all of the requirements set forth in (1) through (5) below.

(1) At least 200,000 Publicly Held Shares;

(2) Market Value of Publicly Held Shares of at least $4 million;

(3) Minimum bid price of at least $4 per share;

(4) At least 100 Round Lot Holders; and

(5) At least three registered and active Market Makers.

(b) When the Company's Primary Equity Security is not listed on the Exchange or a Covered Security, the preferred stock and/or secondary class of common stock may be listed on the Exchange so long as it satisfies the initial listing criteria for Primary Equity Securities set forth in LTSE Rule 14.310.

Rule 14.316. Listing Requirements for Securities Not Otherwise Specified (Other Securities)

(a) Initial Listing Requirements

(1) LTSE will consider listing any security not otherwise covered by the criteria in the Rule 14.300 Series, provided the instrument is otherwise suited to trade through the facilities of LTSE. Such securities will be evaluated for listing against the following criteria:

(A) The Company shall have assets in excess of $100 million and stockholders' equity of at least $10 million. In the case of a Company which is unable to satisfy the income criteria set forth in LTSE Rule 14.310(b)(1), LTSE generally will require the Company to have the following:

(i) assets in excess of $200 million and stockholders' equity of at least $10 million; or

(ii) assets in excess of $100 million and stockholders' equity of at least $20 million.

(B) For equity securities, there must be:

(i) a minimum of 400 holders of the security; and

(ii) a minimum public distribution of 1,000,000 trading units.

However, if the instrument is redeemable at the option of the holders thereof on at least a weekly basis, these requirements shall not apply.

(C) The aggregate market value/principal amount of the security shall be at least $4 million.

(2) Issuers of securities listed pursuant to this LTSE Rule 14.316 must be listed on LTSE, the NASDAQ Global Market, NASDAQ Global Select Market or the New

York Stock Exchange (NYSE) or be an affiliate of a Company listed on LTSE, the NASDAQ Global Market, NASDAQ Global Select Market or the NYSE; provided, however, that the provisions of LTSE Rule 14.300 will be applied to sovereign issuers of "other" securities on a case-by-case basis.

(3) Prior to the commencement of trading of securities listed pursuant to this paragraph, LTSE will evaluate the nature and complexity of the issue and, if appropriate, distribute a circular to the membership providing guidance regarding LTSE Member compliance responsibilities and requirements when handling transactions in such securities.

(b) Continued Listing Requirements

Except as otherwise provided in these rules, the aggregate market value or principal amount of publicly-held units must be at least $1 million.

Rule 14.320. Continued Listing Requirements and Standards for Primary Equity Securities

A Company that has its Primary Equity Security listed on the Exchange must continue to meet all of the requirements set forth in paragraph (a) below and at least one of the Standards in paragraph (b) below. Failure to meet any of the continued listing requirements will be processed in accordance with the provisions set forth in LTSE Rule 14.500.

(a) Continued Listing Requirements for Primary Equity Securities:

(1) Minimum bid price of $1 per share ; and

(2) At least 400 Total Holders.

(b) Continued Listing Standards for Primary Equity Securities:

(1) Equity Standard

(A) Stockholders' equity of at least $10 million;

(B) At least 750,000 Publicly Held Shares;

(C) Market Value of Publicly Held Shares of at least $5 million; and

(D) At least two registered and active Market Makers

(2) Market Value Standard

(A) Market Value of Listed Securities of at least $50 million;

(B) At least 1,100,000 Publicly Held Shares;

(C) Market Value of Publicly Held Shares of at least $15 million; and

(D) At least four registered and active Market Makers

(3) Total Assets/Total Revenue Standard

(A) Total assets and total revenue of at least $50 million each for the most recently completed fiscal year or two of the three most recently completed fiscal years;

(B) At least 1,100,000 Publicly Held Shares;

(C) Market Value of Publicly Held Shares of at least $15 million; and

(D) At least four registered and active Market Makers

Rule 14.330. Continued Listing Requirements for Rights and Warrants

For continued listing, the rights or warrants must meet all the requirements below:

(a) The underlying security must continue to be listed on the Exchange or be a Covered Security; and

(b) There must be at least two registered and active Market Makers, one of which may be a Market Maker entering a stabilizing bid.

Rule 14.340. Continued Listing Requirements for Preferred Stock and Secondary Classes of Common Stock

(a) When the Company's Primary Equity Security of the Company is listed on the Exchange or is a Covered Security, the preferred stock or secondary class of common stock must meet all of the requirements set forth in (1) through (5) below.

(1) At least 100,000 Publicly Held Shares;

(2) A Market Value of Publicly Held Shares of at least $1,000,000;

(3) Minimum bid price of at least $1 per share;

(4) At least 100 Public Holders; and

(5) At least two registered and active Market Makers

(b) When the Primary Equity Security of the Company is not listed on the Exchange or a Covered Security, the preferred stock and/or secondary class of common stock may continue to be listed on the Exchange so long as it satisfies the continued listing criteria for Primary Equity Securities set forth in LTSE Rule 14.320.

Rule Series 14.400. Corporate Governance Requirements

Rule 14.401. Background

(a) In addition to meeting applicable quantitative requirements in LTSE Rule Series 14.300, Companies applying to list and listed on the Exchange must meet the qualitative requirements outlined in this LTSE Rule Series 14.400. These requirements include rules relating to a Company's board of directors, including audit committees and Independent Director oversight of executive compensation and the director nomination process; code of conduct; shareholder meetings, including proxy solicitation and quorum; review of related party transactions; and shareholder approval, including voting rights. Exemptions to these rules are set forth in LTSE Rule 14.407 below.

(b) The Exchange maintains a website that provides guidance on the applicability of the corporate governance requirements by FAQs and published summaries of anonymous versions of previously issued staff interpretative letters. Companies are encouraged to contact LTSE Regulation to discuss any complex issues or transactions. Companies can also submit a request for a written interpretation pursuant to paragraph (c) below.

(c) Listed companies may request from LTSE a written interpretation of the Rules contained in Chapter 14. A response to such request will generally be provided within one-week following receipt by LTSE Regulation of all information necessary to respond to the request.

Rule 14.405. Board of Directors and Committees

(a) Definitions

(1) "Executive Officer" means those officers covered in Rule 16a-1(f) under the Act.

(2) "Independent Director" means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company's board of directors, would interfere with the exercise

of independent judgment in carrying out the responsibilities of a director. For purposes of this LTSE Rule, "Family Member" means a person's spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person's home. The following persons shall not be considered independent:

(A) a director who is, or at any time during the past three years was, employed by the Company;

(B) a director who accepted or who has a Family Member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i) compensation for board or board committee service;

(ii) compensation paid to a Family Member who is an employee (other than an Executive Officer) of the Company; or

(iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation.

Provided, however, that in addition to the requirements contained in this paragraph (B), audit committee members are also subject to additional, more stringent requirements under LTSE Rule 14.405(c)(2).

(C) a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the Company as an Executive Officer;

(D) a director who is, or has a Family Member who is, a partner in, or a controlling Shareholder or an Executive Officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:

(i) payments arising solely from investments in the Company's securities; or

(ii) payments under non-discretionary charitable contribution matching programs.

(E) a director of the Company who is, or has a Family Member who is, employed as an Executive Officer of another entity where at any time during the past three years any of the Executive Officers of the Company serve on the compensation committee of such other entity; or

(F) a director who is, or has a Family Member who is, a current partner of the Company's outside auditor, or was a partner or employee of the Company's outside auditor who worked on the Company's audit at any time during any of the past three years.

(G) in the case of an investment company, in lieu of paragraphs (A)-(F), a director who is an "interested person" of the Company as defined in Section 2(a)(19) of the Investment Company Act of 1940, other than in his or her capacity as a member of the board of directors or any board committee.

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.01 Definition of Independence

It is important for investors to have confidence that individuals serving as Independent Directors do not have a relationship with the listed Company that would impair their independence. The board has a responsibility to make an affirmative determination that no such relationships exist through the application of LTSE Rule 14.405(a). LTSE Rule 14.405(a) also provides a list of certain relationships that preclude a board finding of independence. These objective measures provide transparency to investors and Companies, facilitate uniform application of the rules, and ease administration. Because LTSE does not believe that ownership of Company stock by itself would preclude a board finding of independence, it is not included in the aforementioned objective factors. It should be noted that there are additional, more stringent requirements that apply to directors serving on audit committees, as specified in LTSE Rule 14.405(c).

The Rule's reference to the "Company" includes any parent or subsidiary of the Company. The term "parent or subsidiary" is intended to cover entities the Company controls and consolidates with the Company's financial statements as filed with the Commission (but not if the Company reflects such entity solely as an investment in its financial statements). The reference to Executive Officer means those officers covered in Rule 16a-1(f) under the Act. In the context of the definition of Family Member under LTSE Rule 14.405(a)(2), the reference to marriage is intended to capture relationships specified in the Rule (parents, children and siblings) that arise as a result of marriage, such as "in-law" relationships.

The three year look-back periods referenced in paragraphs (A), (C), (E) and (F) of the Rule commence on the date the relationship ceases. For example, a director employed by the Company is not independent until three years after such employment terminates.

For purposes of paragraph (A) of the Rule, employment by a director as an Executive Officer on an interim basis shall not disqualify that director from being considered independent following such employment, provided the interim employment did not last longer than one year. A director would not be considered independent while serving as an interim officer. Similarly, for purposes of paragraph (B) of the Rule, compensation received by a director for former service as an interim Executive

Officer need not be considered as compensation in determining independence after such service, provided such interim employment did not last longer than one year. Nonetheless, the Company's board of directors still must consider whether such former employment and any compensation received would interfere with the director's exercise of independent judgment in carrying out the responsibilities of a director. In addition, if the director participated in the preparation of the Company's financial statements while serving as an interim Executive Officer LTSE Rule 14.405(c)(2)(A)(iii) would preclude service on the audit committee for three years.

Paragraph (B) of the Rule is generally intended to capture situations where a compensation is made directly to (or for the benefit of) the director or a Family Member of the director. For example, consulting or personal service contracts with a director or Family Member of the director would be analyzed under paragraph (B) of the Rule. In addition, political contributions to the campaign of a director or a Family Member of the director would be considered indirect compensation under paragraph (B). Non-preferential payments made in the ordinary course of providing business services (such as payments of interest or proceeds related to banking services or loans by a Company that is a financial institution or payment of claims on a policy by a Company that is an insurance company), payments arising solely from investments in the Company's securities and loans permitted under Section 13(k) of the Act will not preclude a finding of director independence as long as the payments are non-compensatory in nature. Depending on the circumstances, a loan or payment could be compensatory if, for example, it is not on terms generally available to the public.

Paragraph (D) of the Rule is generally intended to capture payments to an entity with which the director or Family Member of the director is affiliated by serving as a partner, controlling Shareholder or Executive Officer of such entity. Under exceptional circumstances, such as where a director has direct, significant business holdings, it may be appropriate to apply the corporate measurements in paragraph (D), rather than the individual measurements of paragraph (B). Issuers should contact LTSE Regulation if they wish to apply the Rule in this manner. The reference to a partner in paragraph (D) is not intended to include limited partners. It should be noted that the independence requirements of paragraph (D) of the Rule are broader than Rule 10A-3(e)(8) under the Act.

Under paragraph (D), a director who is, or who has a Family Member who is, an Executive Officer of a charitable organization may not be considered independent if the Company makes payments to the charity in excess of the greater of 5% of the charity's revenues or $200,000. However, LTSE encourages Companies to consider other situations where a director or their Family Member and the Company each have a relationship with the same charity when assessing director independence.

For purposes of determining whether a lawyer is eligible to serve on an audit committee, Rule 10A-3 under the Act generally provides that any partner in a law firm that receives payments from the issuer is ineligible to serve on that issuer's audit committee. In determining whether a director may be considered independent for purposes other than the audit committee, payments to a law firm would generally be considered under LTSE Rule 14.405(a)(2), which looks to whether the payment exceeds the greater of 5% of the recipient's gross revenues or $200,000; however, if the firm is a sole proprietorship, LTSE Rule 14.405(a)(2)(B), which looks to whether the payment exceeds $120,000, applies.

Paragraph (G) of the Rule provides a different measurement for independence for investment companies in order to harmonize with the Investment Company Act of 1940. In particular, in lieu of paragraphs (A)-(F), a director who is an "interested person" of the Company as defined in Section

2(a)(19) of the Investment Company Act of 1940, other than in his or her capacity as a member of the board of directors or any board committee, shall not be considered independent.

(b) Independent Directors

(1) Majority Independent Board

A majority of the board of directors must be comprised of Independent Directors as defined in LTSE Rule 14.405(a)(2). The Company, other than a Foreign Private Issuer, must comply with the disclosure requirements set forth in Item 407(a) of Regulation S-K. A Foreign Private Issuer must disclose in its next annual report (e.g., Form 20-F or 40-F) those directors that the board of directors has determined to be independent under LTSE Rule 14.405(a)(2).

(A) Cure Period for Majority Independent Board

If a Company fails to comply with this requirement due to one vacancy, or one director ceases to be independent due to circumstances beyond their reasonable control, the Company shall regain compliance with the requirement by the earlier of its next annual shareholders meeting or one year from the occurrence of the event that caused the failure to comply with this requirement; provided, however, that if the annual shareholders meeting occurs no later than 180 days following the event that caused the failure to comply with this requirement, the Company shall instead have 180 days from such event to regain compliance. A Company relying on this provision shall provide notice to LTSE immediately upon learning of the event or circumstance that caused the noncompliance.

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.02 Majority Independent Board

Independent Directors (as defined in LTSE Rule 14.405(a)(2)) play an important role in assuring investor confidence. Through the exercise of independent judgment, they act on behalf of investors to maximize shareholder value in the Companies they oversee and guard against conflicts of interest. Requiring that the board be comprised of a majority of Independent Directors empowers such directors to carry out more effectively these responsibilities.

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(2) Executive Sessions

Independent Directors must have regularly scheduled meetings at which only Independent Directors are present ("executive sessions").

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.03 Executive Sessions of Independent Directors

Regularly scheduled executive sessions encourage and enhance communication among Independent Directors. It is contemplated that executive sessions will occur at least twice a year, and perhaps more frequently, in conjunction with regularly scheduled board meetings.

(c) Audit Committee Requirements

(1) Audit Committee Charter

Each Company must certify that it has adopted a formal written audit committee charter and that the audit committee will review and reassess the adequacy of the formal written charter on an annual basis. The charter must specify:

(A) the scope of the audit committee's responsibilities, and how it carries out those responsibilities, including structure, processes and membership requirements;

(B) the audit committee's responsibility for ensuring its receipt from the outside auditors of a formal written statement delineating all relationships between the auditor and the Company, actively engaging in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and for taking, or recommending that the full board take, appropriate action to oversee the independence of the outside auditor;

(C) the committee's purpose of overseeing the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company; and

(D) the specific audit committee responsibilities and authority set forth in LTSE Rule 14.405(c)(3).

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.04 Audit Committee Charter

Each Company is required to adopt a formal written charter that specifies the scope of its responsibilities and the means by which it carries out those responsibilities; the outside auditor's accountability to the audit committee; and the audit committee's responsibility to ensure the independence of the outside auditor. Consistent with this, the charter must specify all audit committee responsibilities set forth in Rule 10A-3(b)(2), (3), (4), and (5) under the Act. Rule 10A -3(b)(3)(ii) under the Act requires that each audit committee must establish procedures for the confidential, anonymous submission by employees of the listed Company of concerns regarding questionable accounting or auditing matters. The rights and responsibilities as articulated in the audit committee charter empower the audit committee and enhance its effectiveness in carrying out its responsibilities.

LTSE Rule 14.405(c)(3) imposes additional requirements for investment company audit committees that must also be set forth in audit committee charters for these Companies.

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(2) Audit Committee Composition

(A) Each Company must have, and certify that it has and will continue to have, an audit committee of at least three members, each of whom must: (i) be an Independent Director as defined under LTSE Rule 14.405(a)(2); (ii) meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Act (subject to the exemptions provided in Rule 10A-3(c) under the Act); (iii) not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years; and (iv) be able to read and understand fundamental financial statements, including a Company's balance sheet, income statement, and cash flow statement. Additionally, each Company must certify that it has, and will continue to have, at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

(B) Non-Independent Director for Exceptional and Limited Circumstances

Notwithstanding paragraph (2)(A)(i), one director who: (i) is not an Independent Director as defined in LTSE Rule 14.405(a)(2); (ii) meets the criteria set forth in Section 10A(m)(3) under the Act and the rules thereunder; and (iii) is not currently an Executive Officer or employee or a Family Member of an Executive Officer, may be appointed to the audit committee, if the board, under exceptional and limited circumstances, determines that membership on the committee by the individual is required by the best interests of the

Company and its Shareholders. A Company, other than a Foreign Private Issuer, that relies on this exception must comply with the disclosure requirements set forth in Item 407(d)(2) of Regulation S-K. A Foreign Private Issuer that relies on this exception must disclose in its next annual report (e.g., Form 20-F or 40-F) the nature of the relationship that makes the individual not independent and the reasons for the board's determination. A member appointed under this exception may not serve longer than two years and may not chair the audit committee.

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.05 Audit Committee Composition

Audit committees are required to have a minimum of three members and be comprised only of Independent Directors. In addition to satisfying the Independent Director requirements under LTSE Rule 14.405(a)(2), audit committee members must meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Act (subject to the exemptions provided in Rule 10A-3(c) under the Act): they must not accept any consulting, advisory, or other compensatory fee from the Company other than for board service, and they must not be an affiliated person of the Company. As described in Rule 10A-3(d)(1) and (2), a Company must disclose reliance on certain exceptions from Rule 10A-3 and disclose an assessment of whether, and if so, how, such reliance would materially adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of Rule 10A-3. It is recommended also that a Company disclose in its annual proxy (or, if the Company does not file a proxy, in its Form 10-K or 20-F) if any director is deemed eligible to serve on the audit committee but falls outside the safe harbor provisions of Rule 10A-3(e)(1)(ii) under the Act. A director who qualifies as an audit committee financial expert under Item 407(d)(5)(ii) and (iii) of Regulation S-K is presumed to qualify as a financially sophisticated audit committee member under LTSE Rule 14.405(c)(2)(A).

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(3) Audit Committee Responsibilities and Authority

The audit committee must have the specific audit committee responsibilities and authority necessary to comply with Rule 10A-3(b)(2), (3), (4), and (5) under the Act (subject to the exemptions provided in Rule 10A-3(c) under the Act), concerning responsibilities relating to: (i) registered public accounting firms, (ii) complaints relating to accounting, internal accounting controls or auditing matters, (iii) authority to engage advisers, and (iv) funding as determined by the audit committee. Audit committees for investment companies must also establish procedures for the confidential, anonymous submission of concerns regarding questionable accounting or auditing matters by employees of the investment adviser, administrator, principal underwriter, or any other provider of accounting related

services for the investment company, as well as employees of the investment company.

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.06 The Audit Committee Responsibilities and Authority

Audit committees must have the specific audit committee responsibilities and authority necessary to comply with Rule 10A-3(b)(2), (3), (4), and (5) under the Act (subject to the exemptions provided in Rule 10A-3(c) under the Act), concerning responsibilities relating to registered public accounting firms; complaints relating to accounting; internal accounting controls or auditing matters; authority to engage advisers; and funding. Audit committees for investment companies must also establish procedures for the confidential, anonymous submission of concerns regarding questionable accounting or auditing matters by employees of the investment adviser, administrator, principal underwriter, or any other provider of accounting related services for the investment company, as well as employees of the investment company.

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(4) Cure Periods for Audit Committee

(A) If a Company fails to comply with the audit committee composition requirement under Rule 10A-3(b)(1) under the Act and LTSE Rule 14.405(c)(2)(A) because an audit committee member ceases to be independent for reasons outside the member's reasonable control, the audit committee member may remain on the audit committee until the earlier of its next annual shareholders meeting or one year from the occurrence of the event that caused the failure to comply with this requirement. A Company relying on this provision must provide notice to LTSE immediately upon learning of the event or circumstance that caused the noncompliance.

(B) If a Company fails to comply with the audit committee composition requirement under LTSE Rule 14.405(c)(2)(A) due to one vacancy on the audit committee, and the cure period in paragraph (A) is not otherwise being relied upon for another member, the Company will have until the earlier of the next annual shareholders meeting or one year from the occurrence of the event that caused the failure to comply with this requirement; provided, however, that if the annual shareholders meeting occurs no later than 180 days following the event that caused the vacancy, the Company shall instead have 180 days from such event to regain compliance. A Company relying on this provision must provide notice to LTSE immediately upon learning of the event or circumstance that caused the noncompliance.

(5) Exception

At any time when a Company has a class of common equity securities (or similar securities) that is listed on another national securities exchange or national securities association subject to the requirements of Rule 10A- 3 under the Act, the listing of classes of securities of a direct or indirect consolidated subsidiary or an at least 50% beneficially owned subsidiary of the Company (except classes of equity securities, other than non- convertible, non-participating preferred securities, of such subsidiary) shall not be subject to the requirements of LTSE Rule 14.405(c).

(d) Compensation Committee Requirements

(1) Compensation Committee Charter

Each Company must certify that it has adopted a formal written compensation committee charter and that the compensation committee will review and reassess the adequacy of the formal written charter on an annual basis. The charter must specify:

(A) the scope of the compensation committee's responsibilities, and how it carries out those responsibilities, including structure, processes and membership requirements;

(B) the compensation committee's responsibility for determining, or recommending to the board for determination, the compensation of the chief executive officer and all other Executive Officers of the Company;

(C) that the chief executive officer may not be present during voting or deliberations on his or her compensation; and

(D) the specific compensation committee responsibilities and authority set forth in LTSE Rule 14.405(d)(3).

(2) Compensation Committee Composition

(A) Each Company must have, and certify that it has and will continue to have, a compensation committee of at least two members. Each committee member must be an Independent Director as defined under LTSE Rule 14.405(a)(2). In addition, in affirmatively determining the independence of any director who will serve on the compensation committee of a board of directors, the board of directors must consider all factors specifically relevant to determining whether a director has a relationship to the Company which is material to that

director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to:

(i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Company to such director; and

(ii) whether such director is affiliated with the Company, a subsidiary of the Company or an affiliate of a subsidiary of the Company.

(B) Non-Independent Committee Member under Exceptional and Limited Circumstances

Notwithstanding LTSE Rule 14.405(d)(2)(A) above, if the compensation committee is comprised of at least three members, one director who does not meet the requirements of LTSE Rule 14.405(d)(2)(A) and is not currently an Executive Officer or employee or a Family Member of an Executive Officer, may be appointed to the compensation committee if the board, under exceptional and limited circumstances, determines that such individual's membership on the committee is required by the best interests of the Company and its Shareholders. A Company that relies on this exception must disclose either on or through the Company's website or in the proxy statement for the next annual meeting subsequent to such determination (or, if the Company does not file a proxy, in its Form 10-K or 20-F), the nature of the relationship and the reasons for the determination. In addition, the Company must provide any disclosure required by Instruction 1 to Item 407(a) of Regulation S-K regarding its reliance on this exception. A member appointed under this exception may not serve longer than two years.

(3) Compensation Committee Responsibilities and Authority

As required by Rule 10C-1(b)(2), (3) and (4)(i)-(vi) under the Act, the compensation committee must have the following specific responsibilities and authority.

(A) The compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser.

(B) The compensation committee shall be directly responsible for the appointment, compensation and oversight of the work of any compensation consultant, legal counsel and other adviser retained by the compensation committee.

(C) The Company must provide for appropriate funding, as determined by the compensation committee, for payment of reasonable compensation to a compensation consultant, legal counsel or any other adviser retained by the compensation committee.

(D) The compensation committee may select, or receive advice from, a compensation consultant, legal counsel or other adviser to the compensation committee, other than in-house legal counsel, only after taking into consideration the following factors:

(i) the provision of other services to the Company by the person that employs the compensation consultant, legal counsel or other adviser;

(ii) the amount of fees received from the Company by the person that employs the compensation consultant, legal counsel or other adviser, as a percentage of the total revenue of the person that employs the compensation consultant, legal counsel or other adviser;

(iii) the policies and procedures of the person that employs the compensation consultant, legal counsel or other adviser that are designed to prevent conflicts of interest;

(iv) any business or personal relationship of the compensation consultant, legal counsel or other adviser with a member of the compensation committee;

(v) any stock of the Company owned by the compensation consultant, legal counsel or other adviser; and

(vi) any business or personal relationship of the compensation consultant, legal counsel, other adviser or the person employing the adviser with an Executive Officer of the Company.

Nothing in this LTSE Rule shall be construed: (i) to require the compensation committee to implement or act consistently with the advice or recommendations of the compensation consultant, legal counsel or other adviser to the compensation committee; or (ii) to affect the ability or obligation of a compensation committee to exercise its own judgment in fulfillment of the duties of the compensation committee.

The compensation committee is required to conduct the independence assessment outlined in this LTSE Rule with respect to any compensation consultant, legal counsel or other adviser that provides advice to the compensation committee, other

than in-house legal counsel. However, nothing in this LTSE Rule requires a compensation consultant, legal counsel or other compensation adviser to be independent, only that the compensation committee consider the enumerated independence factors before selecting, or receiving advice from, a compensation adviser. Compensation committees may select, or receive advice from, any compensation adviser they prefer, including ones that are not independent, after considering the six independence factors outlined above.

For purposes of this LTSE Rule, the compensation committee is not required to conduct an independence assessment for a compensation adviser that acts in a role limited to the following activities for which no disclosure is required under Item 407(e)(3)(iii) of Regulation S-K: (a) consulting on any broad-based plan that does not discriminate in scope, terms, or operation, in favor of Executive Officers or directors of the Company, and that is available generally to all salaried employees; and/or (b) providing information that either is not customized for a particular issuer or that is customized based on parameters that are not developed by the adviser, and about which the adviser does not provide advice.

(4) Cure Period for Compensation Committee

If a Company fails to comply with the compensation committee composition requirement under LTSE Rule 14.405(d)(2)(A) due to one vacancy, or one compensation committee member ceases to be independent due to circumstances beyond the member's reasonable control, the Company shall regain compliance with the requirement by the earlier of its next annual shareholders meeting or one year from the occurrence of the event that caused the failure to comply with this requirement; provided, however, that if the annual shareholders meeting occurs no later than 180 days following the event that caused the failure to comply with this requirement, the Company shall instead have 180 days from such event to regain compliance. A Company relying on this provision shall provide notice to LTSE immediately upon learning of the event or circumstance that caused the noncompliance.

(5) Smaller Reporting Companies

A Smaller Reporting Company, as defined in Rule 12b-2 under the Act, is not subject to the requirements of LTSE Rule 14.405(d), except that a Smaller Reporting Company must have, and certify that it has and will continue to have, a compensation committee of at least two members, each of whom must be an Independent Director as defined under LTSE Rule 14.405(a)(2). A Smaller Reporting Company may rely on the exception in LTSE Rule 14.405(d)(2)(B) and

the cure period in LTSE Rule 14.405(d)(4). In addition, a Smaller Reporting Company must certify that it has adopted a formal written compensation committee charter or board resolution that specifies the content set forth in LTSE Rule 14.405(d)(1)(A) through (C). A Smaller Reporting Company does not need to include in its formal written compensation committee charter or board resolution the specific compensation committee responsibilities and authority set forth in LTSE Rule 14.405(d)(3).

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.07 Independent Director Oversight of Executive Compensation

Independent oversight of executive officer compensation helps assure that appropriate incentives are in place, consistent with the board's responsibility to act in the best interests of the corporation. Compensation committees are required to have a minimum of two members and be comprised only of Independent Directors as defined under LTSE Rule 14.405(a)(2).

In addition, LTSE Rule 14.405(d)(2)(A) includes an additional independence test for compensation committee members. When considering the sources of a director's compensation for this purpose, the board should consider whether the director receives compensation from any person or entity that would impair the director's ability to make independent judgments about the Company's executive compensation. Similarly, when considering any affiliate relationship a director has with the Company, a subsidiary of the Company, or an affiliate of a subsidiary of the Company, in determining independence for purposes of compensation committee service, the board should consider whether the affiliate relationship places the director under the direct or indirect control of the Company or its senior management, or creates a direct relationship between the director and members of senior management, in each case of a nature that would impair the director's ability to make independent judgments about the Company's executive compensation. In that regard, while a board may conclude differently with respect to individual facts and circumstances, LTSE does not believe that ownership of Company stock by itself, or possession of a controlling interest through ownership of Company stock by itself, precludes a board finding that it is appropriate for a director to serve on the compensation committee. In fact, it may be appropriate for certain affiliates, such as representatives of significant stockholders, to serve on compensation committees since their interests are likely aligned with those of other stockholders in seeking an appropriate executive compensation program.

For purposes of the additional independence test for compensation committee members described in LTSE Rule 14.405(d)(2)(A), any reference to the "Company" includes any parent or subsidiary of the Company. The term "parent or subsidiary" is intended to cover entities the Company controls and consolidates with the Company's financial statements as filed with the Commission (but not if the Company reflects such entity solely as an investment in its financial statements).

A Smaller Reporting Company must have a compensation committee with a minimum of two members. Each compensation committee member must be an Independent Director as defined under LTSE Rule 14.405(a)(2). In addition, each Smaller Reporting Company must have a formal written compensation committee charter or board resolution that specifies the committee's responsibilities and authority set forth in LTSE Rule 14.405(d)(1)(A)-(C). However,

in recognition of the fact that Smaller Reporting Companies may have fewer resources than larger Companies, Smaller Reporting Companies are not required to adhere to the additional compensation committee eligibility requirements in LTSE Rule 14.405(d)(2)(A), or to incorporate into their formal written compensation committee charter or board resolution the specific compensation committee responsibilities and authority set forth in LTSE Rule 14.405(d)(3).

(e) Independent Director Oversight of Director Nominations

(1) Director nominees must either be selected, or recommended for the Board's selection, either by:

(A) Independent Directors constituting a majority of the Board's Independent Directors in a vote in which only Independent Directors participate, or

(B) a nominations committee comprised solely of Independent Directors.

(2) Each Company must certify that it has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws.

(3) Non-Independent Committee Member under Exceptional and Limited Circumstances

Notwithstanding LTSE Rule 14.405(e)(1)(B) above, if the nominations committee is comprised of at least three members, one director, who is not an Independent Director as defined in LTSE Rule 14.405(a)(2) and is not currently an Executive Officer or employee or a Family Member of an Executive Officer, may be appointed to the nominations committee if the board, under exceptional and limited circumstances, determines that such individual's membership on the committee is required by the best interests of the Company and its Shareholders. A Company that relies on this exception must disclose either on or through the Company's website or in the proxy statement for next annual meeting subsequent to such determination (or, if the Company does not file a proxy, in its Form 10-K or 20-F), the nature of the relationship and the reasons for the determination. In addition, the Company must provide any disclosure required by Instruction 1 to Item 407(a) of Regulation S-K regarding its reliance on this exception. A member appointed under this exception may not serve longer than two years.

(4) Independent Director oversight of director nominations shall not apply in cases where the right to nominate a director legally belongs to a third party. However,

this does not relieve a Company's obligation to comply with the committee composition requirements under LTSE Rules 14.405(c), (d), and (e).

(5) This LTSE Rule 14.405(e) is not applicable to a Company if the Company is subject to a binding obligation that requires a director nomination structure inconsistent with this LTSE Rule and such obligation pre-dates the approval date of this LTSE Rule.

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.08 Independent Director Oversight of Director Nominations

Independent Director oversight of nominations enhances investor confidence in the selection of well-qualified director nominees, as well as independent nominees as required by the rules. This LTSE Rule is also intended to provide flexibility for a Company to choose an appropriate board structure and reduce resource burdens, while ensuring that Independent Directors approve all nominations.

This LTSE Rule does not apply in cases where the right to nominate a director legally belongs to a third party. For example, investors may negotiate the right to nominate directors in connection with an investment in the Company, holders of preferred stock may be permitted to nominate or appoint directors upon certain defaults, or the Company may be a party to a shareholder's agreement that allocates the right to nominate some directors. Because the right to nominate directors in these cases does not reside with the Company, Independent Director approval would not be required. This LTSE Rule is not applicable if the Company is subject to a binding obligation that requires a director nomination structure inconsistent with the rule and such obligation pre-dates the approval date of this LTSE Rule.

Rule 14.406. Code of Conduct

Each Company shall adopt a code of conduct applicable to all directors, officers and employees, which shall be publicly available. A code of conduct satisfying this LTSE Rule must comply with the definition of a "code of ethics" set out in Section 406(c) of the Sarbanes-Oxley Act of 2002 (“the Sarbanes-Oxley Act") and any regulations promulgated thereunder by the Commission. See 17 C.F.R. 228.406 and 17 C.F.R. 229.406. In addition, the code must provide for an enforcement mechanism. Any waivers of the code for directors or Executive Officers must be approved by the Board. Companies, other than Foreign Private Issuers, shall disclose such waivers within four business days by filing a current report on Form 8-K with the Commission or, in cases where a Form 8-K is not required, by distributing a press release. Foreign Private Issuers shall disclose such waivers either by distributing a press release or including disclosure in a Form 6-K or in the next Form 20-F or 40-F. Alternatively, a Company,

including a Foreign Private Issuer, may disclose waivers on the Company's website in a manner that satisfies the requirements of Item 5.05(c) of Form 8-K.

***** *Supplementary Material* ****

.01 Code of Conduct

Ethical behavior is required and expected of every corporate director, officer and employee whether or not a formal code of conduct exists. The requirement of a publicly available code of conduct applicable to all directors, officers and employees of a Company is intended to demonstrate to investors that the board and management of LTSE Companies have carefully considered the requirement of ethical dealing and have put in place a system to ensure that they become aware of and take prompt action against any questionable behavior. For Company personnel, a code of conduct with enforcement provisions provides assurance that reporting of questionable behavior is protected and encouraged, and fosters an atmosphere of self-awareness and prudent conduct.

LTSE Rule 14.406 requires Companies to adopt a code of conduct complying with the definition of a "code of ethics" under Section 406(c) of the Sarbanes-Oxley Act of 2002 ("the Sarbanes-Oxley Act") and any regulations promulgated thereunder by the Commission. See 17 C.F.R. 228.406 and 17 C.F.R. 229.406. Thus, the code must include such standards as are reasonably necessary to promote the ethical handling of conflicts of interest, full and fair disclosure, and compliance with laws, rules and regulations, as specified by the Sarbanes-Oxley Act. However, the code of conduct required by Rule 14.406 must apply to all directors, officers, and employees. Companies can satisfy this obligation by adopting one or more codes of conduct, such that all directors, officers and employees are subject to a code that satisfies the definition of a "code of ethics."

As the Sarbanes-Oxley Act recognizes, investors are harmed when the real or perceived private interest of a director, officer or employee is in conflict with the interests of the Company, as when the individual receives improper personal benefits as a result of his or her position with the Company, or when the individual has other duties, responsibilities or obligations that run counter to his or her duty to the Company. Also, the disclosures a Company makes to the Commission are the essential source of information about the Company for regulators and investors — there can be no question about the duty to make them fairly, accurately and timely. Finally, illegal action must be dealt with swiftly and the violators reported to the appropriate authorities. Each code of conduct must require that any waiver of the code for Executive Officers or directors may be made only by the board and must be disclosed to Shareholders, along with the reasons for the waiver. All Companies, other than Foreign Private Issuers, must disclose such waivers within four business days by filing a current report on Form 8-K with the Commission, providing website disclosure that satisfies the requirements of Item 5.05(c) of Form 8-K, or, in cases where a Form 8-K is not required, by distributing a press release. Foreign Private Issuers must disclose such waivers either by providing website disclosure that satisfies the requirements of Item 5.05(c) of Form 8-K, by including disclosure in a Form 6-K or in the next Form 20-F or 40-F or by distributing a press release. This disclosure requirement provides investors the comfort that waivers are not granted except where they are truly necessary and warranted, and that they are limited and qualified so as to protect the Company and its Shareholders to the greatest extent possible.

Each code of conduct must also contain an enforcement mechanism that ensures prompt and consistent enforcement of the code, protection for persons reporting questionable behavior, clear and objective standards for compliance, and a fair process by which to determine violations.

Rule 14.407. Exemptions from Certain Corporate Governance Requirements

This LTSE Rule provides the exemptions from the corporate governance rules afforded to certain types of Companies, and sets forth the phase-in schedules for initial public offerings, Companies emerging from bankruptcy, Companies transferring from other markets and Companies ceasing to be Smaller Reporting Companies. This LTSE Rule also describes the applicability of the corporate governance rules to Controlled Companies and sets forth the phase-in schedule afforded to Companies ceasing to be Controlled Companies.

(a) Exemptions to the Corporate Governance Requirements

(1) Asset-backed Issuers and Other Passive Issuers

The following are exempt from the requirements related to Majority Independent Board (LTSE Rule 14.405(b)), Audit Committee (LTSE Rule 14.405(c)), Compensation Committee (LTSE Rule 14.405(d)), Director Nominations (LTSE Rule 14.405(e)), the Controlled Company Exemption (LTSE Rule 14.407(c)(2)) and Code of Conduct (LTSE Rule 14.406):

(A) asset-backed issuers; and

(B) issuers, such as unit investment trusts, including Portfolio Depository Receipts, which are organized as trusts or other unincorporated associations that do not have a board of directors or persons acting in a similar capacity and whose activities are limited to passively owning or holding (as well as administering and distributing amounts in respect of) securities, rights, collateral or other assets on behalf of or for the benefit of the holders of the listed securities.

**** * * * * Supplementary Material * * * ****

.01 Asset-backed Issuers Supplemental

Because of their unique attributes, LTSE Rules 14.405 (b), (c), (d), (e), and 14.406 do not apply to asset-backed issuers and issuers, such as unit investment trusts, that are organized as trusts or other unincorporated associations that do not have a board of directors or persons acting in a similar capacity and whose activities are limited to passively owning or holding (as well as

administering and distributing amounts in respect of) securities, rights, collateral or other assets on behalf of or for the benefit of the holders of the listed securities.

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(2) Cooperatives

Cooperative entities, such as agricultural cooperatives, that are structured to comply with relevant state law and federal tax law and that do not have a publicly traded class of common stock are exempt from LTSE Rules 14.405 (b), (d), (e), and 14.407(c)(2). However, such entities must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the Act and Rule 10A-3 thereunder.

***** ***Supplementary Material*** ****

.02 Cooperatives Supplemental

Certain member-owned cooperatives that list their preferred stock are required to have their common stock owned by their members. Because of their unique structure and the fact that they do not have a publicly traded class of common stock, such entities are exempt from LTSE Rule 14.405(b), (d), and (e).

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(3) Foreign Private Issuers

(A) A Foreign Private Issuer may follow its home country practice in lieu of the requirements of the LTSE Rule 14.400 Series, the requirement to disclose third-party director and nominee compensation set forth in LTSE Rule 14.207(b)(3), and the requirement to distribute annual and interim reports set forth in LTSE Rule 14.207(d), provided, however, that such a Company shall: comply with the Notification of Noncompliance requirement (LTSE Rule 14.410), the Voting Rights requirement (LTSE Rule 14.413), have an audit committee that satisfies LTSE Rule 14.405(c)(3), and ensure that such audit committee's members meet the independence requirement in LTSE Rule 14.405(c)(2)(A)(ii). Except as provided in this paragraph, a Foreign Private Issuer must comply with the requirements of Chapter 14.

(B) Disclosure Requirements

(i) A Foreign Private Issuer that follows a home country practice in lieu of one or more of the LTSE Listing Rules shall disclose in its annual reports

filed with the Commission each requirement that it does not follow and describe the home country practice followed by the Company in lieu of such requirements. Alternatively, a Foreign Private Issuer that is not required to file its annual report with the Commission on Form 20-F may make this disclosure only on its website. A Foreign Private Issuer that follows a home country practice in lieu of the requirement in LTSE Rule 14.405(d)(2) to have an independent compensation committee must disclose in its annual reports filed with the Commission the reasons why it does not have such an independent committee.

(ii) A Foreign Private Issuer making its initial public offering or first U.S. listing on LTSE shall disclose in its registration statement or on its website each requirement that it does not follow and describe the home country practice followed by the Company in lieu of such requirements.

*** * * * * *Supplementary Material* * * * ***

.03 Foreign Private Issuer Supplemental

A Foreign Private Issuer (as defined in LTSE Rule 14.002) listed on LTSE may follow the practice in such Company's home country (as defined in General Instruction F of Form 20-F) in lieu of the provisions of the LTSE Rule Series 14.400 and LTSE Rule 14.207(d), subject to several important exceptions. First, such an issuer shall comply with LTSE Rule 14.410 (Notification of Noncompliance). Second, such a Company shall have an audit committee that satisfies LTSE Rule 14.405(c)(3). Third, members of such audit committee shall meet the criteria for independence referenced in LTSE Rule 14.405(c)(2)(A)(ii) (the criteria set forth in Rule 10A-3(b)(1) under the Act, subject to the exemptions provided in Rule 10A-3(c) under the Act). Finally, a Foreign Private Issuer that elects to follow home country practice in lieu of a requirement of LTSE Rules 14.400 or 14.207(d) shall submit to LTSE a written statement from an independent counsel in such Company's home country certifying that the Company's practices are not prohibited by the home country's laws. In the case of new listings, this certification is required at the time of listing. For existing Companies, the certification is required at the time the Company seeks to adopt its first noncompliant practice. In the interest of transparency, the rule requires a Foreign Private Issuer to make appropriate disclosures in the Company's annual filings with the Commission (typically Form 20-F or 40-F), and at the time of the Company's original listing in the United States, if that listing is on LTSE, in its registration statement (typically Form F-1, 20-F, or 40-F); alternatively, a Company that is not required to file an annual report on Form 20-F may provide these disclosures in English on its website in addition to, or instead of, providing these disclosures on its registration statement or annual report. The Company shall disclose each requirement that it does not follow and include a brief statement of the home country practice the Company follows in lieu of these corporate governance requirement(s). If the disclosure is only available on the website, the annual report and registration statement should so state and provide the web address at which the information may be obtained. Companies that must file annual reports on Form 20-F are encouraged to provide these disclosures on their websites, in addition to the required Form 20- F disclosures, to provide maximum transparency about their practices.

(4) Limited Partnerships

A limited partnership is not subject to the requirements of the LTSE Rule Series 14.400, except as provided in this LTSE Rule 14.407(a)(4). A limited partnership may request a written interpretation pursuant to LTSE Rule 14.401(c).

(A) No provision of this LTSE Rule shall be construed to require any foreign Company that is a partnership to do any act that is contrary to a law, rule or regulation of any public authority exercising jurisdiction over such Company or that is contrary to generally accepted business practices in the Company's country of domicile. LTSE shall have the ability to provide exemptions from applicability of these provisions as may be necessary or appropriate to carry out this intent.

(B) Corporate General Partner

Each Company that is a limited partnership shall maintain a corporate general partner or co-general partner, which shall have the authority to manage the day-to-day affairs of the partnership.

(C) Independent Directors/Audit Committee

The corporate general partner or co-general partner shall maintain a sufficient number of Independent Directors on its board to satisfy the audit committee requirements set forth in LTSE Rule 14.405(c).

(D) Partner Meetings

A Company that is a limited partnership shall not be required to hold an annual meeting of limited partners unless required by statute or regulation in the state in which the limited partnership is formed or doing business or by the terms of the partnership's limited partnership agreement.

(E) Quorum

In the event that a meeting of limited partners is required pursuant to paragraph (D), the quorum for such meeting shall be not less than 33-1/3 percent of the limited partnership interests outstanding.

(F) Solicitation of Proxies

In the event that a meeting of limited partners is required pursuant to paragraph (D), the Company shall provide all limited partners with proxy or information statements and if a vote is required, shall solicit proxies thereon.

(G) Review of Related Party Transactions

Each Company that is a limited partnership shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilize the Audit Committee or a comparable body of the Board of Directors for the review of potential material conflict of interest situations where appropriate.

(H) Shareholder Approval

Each Company that is a limited partnership must obtain shareholder approval when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, as would be required under LTSE Rule 14.412(c) and Supplementary Material .01 to LTSE Rule 14.412(c)

(I) Auditor Registration

Each Company that is a limited partnership must be audited by an independent public accountant that is registered as a public accounting firm with the Public Company Accounting Oversight Board, as provided for in Section 102 of the Sarbanes-Oxley Act of 2002 [15 U.S.C. 7212].

(J) Notification of Noncompliance.

Each Company that is a limited partnership must provide LTSE with prompt notification after an Executive Officer of the Company, or a person performing an equivalent role, becomes aware of any noncompliance by the Company with the requirements of this LTSE Rule Series 14.400.

(5) Management Investment Companies

Management investment companies (including business development companies) are subject to all the requirements of the Rule 14.400 Series, except that management investment companies registered under the Investment Company Act of 1940 are exempt from the Independent Directors requirement, the Compensation Committee requirement, the Independent Director Oversight of

Director Nominations requirement, and the Code of Conduct requirement, set forth in LTSE Rules 14.405(b), (d), and (e) and 14.406, respectively.

** * * * * Supplementary Material * * * **

.04 Management Investment Companies Supplemental

Management investment companies registered under the Investment Company Act of 1940 are already subject to a pervasive system of federal regulation in certain areas of corporate governance covered by the LTSE Rule Series 14.400. In light of this, the Exchange exempts from LTSE Rules 14.405(b), (d), and (e) and 14.406 management investment companies registered under the Investment Company Act of 1940. Business development companies, which are a type of closed- end management investment company defined in Section 2(a)(48) of the Investment Company Act of 1940 that are not registered under that Act, are required to comply with all of the provisions of the Rule 14.400 Series. Management investment companies that are Index Fund Shares and Managed Fund Shares are exempt from the Audit Committee requirements set forth in LTSE Rule 14.405(c), except for the applicable requirements of SEC Rule 10A-3.

(b) Phase-In Schedules

(1) Initial Public Offerings

A Company listing in connection with its initial public offering shall be permitted to phase in its compliance with the independent committee requirements set forth in LTSE Rules 14.405(d)(2) and (e)(1)(B) on the same schedule as it is permitted to phase in its compliance with the independent audit committee requirement pursuant to Rule 10A-3(b)(1)(iv)(A) under the Act. Accordingly, a Company listing in connection with its initial public offering shall be permitted to phase in its compliance with the committee composition requirements set forth in LTSE Rule 14.405(d)(2) and (e)(1)(B) as follows: (1) one member must satisfy the requirement at the time of listing; (2) a majority of members must satisfy the requirement within 90 days of listing; and (3) all members must satisfy the requirement within one year of listing. Furthermore, a Company listing in connection with its initial public offering shall have twelve months from the date of listing to comply with the majority independent board requirement in LTSE Rule 14.405(b). It should be noted, however, that pursuant to Rule 10A-3(b)(1)(iii) under the Act investment companies are not afforded the exemptions under Rule 10A-3(b)(1)(iv) under the Act. Companies may choose not to adopt a nomination committee and may instead rely upon a majority of the Independent Directors to discharge responsibilities under LTSE Rule 14.405(b). For purposes of the LTSE Rule Series 14.400 other than

LTSE Rules 14.405(c)(2)(A)(ii) and 14.410, a Company shall be considered to be listing in conjunction with an initial public offering if, immediately prior to listing, it does not have a class of common stock registered under the Act. For purposes of LTSE Rule 14.405(c)(2)(A)(ii) and LTSE Rule 14.410, a Company shall be considered to be listing in conjunction with an initial public offering only if it meets the conditions in Rule 10A-3(b)(1)(iv)(A) under the Act, namely, that the Company was not, immediately prior to the effective date of a registration statement, required to file reports with the Commission pursuant to Section 13(a) or 15(d) of the Act.

(2) Companies Emerging from Bankruptcy

Companies that are emerging from bankruptcy shall be permitted to phase-in independent nomination and compensation committees and majority independent boards on the same schedule as Companies listing in conjunction with their initial public offering.

(3) Transfers from other Markets

Companies transferring from other markets with a substantially similar requirement shall be afforded the balance of any grace period afforded by the other market. Companies transferring from other listed markets that do not have a substantially similar requirement shall be afforded one year from the date of listing on LTSE. This transition period is not intended to supplant any applicable requirements of Rule 10A-3 under the Act.

(4) Phase-In Schedule for a Company Ceasing to be a Smaller Reporting Company

Pursuant to Rule 12b-2 under the Act, a Company tests its status as a Smaller Reporting Company on an annual basis as of the last business day of its most recently completed second fiscal quarter (for purposes of this LTSE Rule, the "Determination Date"). A Company with a public float of $75 million or more as of the Determination Date will cease to be a Smaller Reporting Company as of the beginning of the fiscal year following the Determination Date (the "Start Date").

By six months from the Start Date, a Company must comply with Rule 14.405(d)(3) and certify to LTSE that: (i) it has complied with the requirement in LTSE Rule 14.405(d)(1) to adopt a formal written compensation committee charter including the content specified in LTSE Rule 14.405(d)(1)(A) through (D); and (ii) it has complied, or within the applicable phase-in schedule will comply, with the additional requirements in LTSE Rule 14.405(d)(2)(A) regarding compensation committee composition.

A Company shall be permitted to phase in its compliance with the additional compensation committee eligibility requirements of LTSE Rule 14.405(d)(2)(A) relating to compensatory fees and affiliation as follows: (i) one member must satisfy the requirements by six months from the Start Date; (ii) a majority of members must satisfy the requirements by nine months from the Start Date; and (iii) all members must satisfy the requirements by one year from the Start Date.

Since a Smaller Reporting Company is required to have a compensation committee comprised of at least two Independent Directors, a Company that has ceased to be a Smaller Reporting Company may not use the phase- in schedule for the requirements of LTSE Rule 14.405(d)(2)(A) relating to minimum committee size or that the committee consist only of Independent Directors as defined under LTSE Rule 14.405(a)(2).

During this phase-in schedule, a Company that has ceased to be a Smaller Reporting Company must continue to comply with Rule 14.405(d)(5).

(c) How the Rules Apply to a Controlled Company

(1) Definition

A Controlled Company is a Company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company.

(2) Exemptions Afforded to a Controlled Company

A Controlled Company is exempt from the requirements of LTSE Rules 14.405(b), (d), and (e), except for the requirements of subsection (b)(2) which pertain to executive sessions of Independent Directors. A Controlled Company, other than a Foreign Private Issuer, relying upon this exemption must comply with the disclosure requirements set forth in Instruction 1 to Item 407(a) of Regulation S-K. A Foreign Private Issuer must disclose in its next annual report (e.g., Form 20-F or 40-F) that it is a Controlled Company and the basis for that determination.

(3) Phase-In Schedule for a Company Ceasing to be a Controlled Company

A Company that has ceased to be a Controlled Company within the meaning of LTSE Rule 14.407(c)(1) shall be permitted to phase-in its independent nomination and compensation committees and majority independent board on the same schedule as Companies listing in conjunction with their initial public offering. It should be noted, however, that a Company that has ceased to be a Controlled Company within the meaning of LTSE Rule 14.407(c)(1) must comply with the

audit committee requirements of LTSE Rule 14.405(c) as of the date it ceased to be a Controlled Company. Furthermore, the executive sessions requirement of LTSE Rule 14.405(b)(2) applies to Controlled Companies as of the date of listing and continues to apply after it ceases to be controlled.

*** * * * * Supplementary Material * * * ***

.05 Controlled Company Exemption

This exemption recognizes that majority Shareholders, including parent companies, have the right to select directors and control certain key decisions, such as executive officer compensation, by virtue of their ownership rights. In order for a group to exist for purposes of this LTSE Rule, the Shareholders must have publicly filed a notice that they are acting as a group (e.g., a Schedule 13D). A Controlled Company not relying upon this exemption need not provide any special disclosures about its controlled status. It should be emphasized that this controlled company exemption does not extend to the audit committee requirements under LTSE Rule 14.405(c) or the requirement for executive sessions of Independent Directors under LTSE Rule 14.405(b)(2).

Rule 14.408. Meetings of Shareholders

(a) Each Company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of Shareholders no later than one year after the end of the Company's fiscal year-end, unless such Company is a limited partnership that meets the requirements of LTSE Rule 14.407(a)(4)(D).

*** * * * * Supplementary Material * * * ***

.01 Meetings of Shareholders or Partners

LTSE Rule 14.408 requires that each Company listing common stock or voting preferred stock, and their equivalents, hold an annual meeting of Shareholders within one year of the end of each fiscal year. At each such meeting, Shareholders must be afforded the opportunity to discuss Company affairs with management and, if required by the Company's governing documents, to elect directors. A new listing that was not previously subject to a requirement to hold an annual meeting is required to hold its first meeting within one-year after its first fiscal year-end following listing. Of course, LTSE's meeting requirement does not supplant any applicable state or federal securities laws concerning annual meetings.

This requirement is not applicable as a result of a Company listing securities listed pursuant to LTSE Rule 14.316 (such as Trust Preferred Securities and Contingent Value Rights), unless the listed security is a common stock or voting preferred stock equivalent (e.g., a callable common stock). Notwithstanding, if the Company also lists common stock or voting preferred

stock, or their equivalent, the Company must still hold an annual meeting for the holders of that common stock or voting preferred stock, or their equivalent.

(b) Proxy Solicitation

Each Company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of Shareholders and shall provide copies of such proxy solicitation to the Exchange. Limited partnerships that are required to hold an annual meeting of partners are subject to the requirements of LTSE Rule 14.407(a)(4)(F).

(c) Quorum

Each Company that is not a limited partnership shall provide for a quorum as specified in its by- laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3 % of the outstanding shares of the Company's common voting stock. Limited partnerships that are required to hold an annual meeting of partners are subject to the requirements of LTSE Rule 14.407(a)(4)(E).

Rule 14.410. Notification of Noncompliance

A Company must provide the Exchange with prompt notification after an Executive Officer of the Company becomes aware of any noncompliance by the Company with the requirements of this LTSE Rule Series 14.400.

Rule 14.411. Review of Related Party Transactions

(a) Each Company that is not a limited partnership shall conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the Company's audit committee or another independent body of the board of directors. For purposes of this LTSE Rule, the term "related party transaction" shall refer to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the Act. However, in the case of non-U.S. issuers, the term "related party transactions" shall refer to transactions required to be disclosed pursuant to Form 20-F, Item 7.B.

(b) Limited partnerships shall comply with the requirements of LTSE Rule 14.407(a)(4)(G).

Rule 14.412. Shareholder Approval

This LTSE Rule sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (1) the acquisition of the stock or assets of another company; (2) a change of control; (3) equity-based compensation of officers, directors, employees, or consultants; and (4) private placements. General provisions relating to shareholder approval are set forth in LTSE Rule 14.412(e), and the financial viability exception to the shareholder approval requirement is set forth in LTSE Rule 14.412(f). Exchange-listed Companies and their representatives are encouraged to use the interpretative letter process described in LTSE Rule 14.401(c).

(a) Acquisition of Stock or Assets of Another Company

Shareholder approval is required prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if:

(1) where, due to the present or potential issuance of common stock, including shares issued pursuant to an earn- out provision or similar type of provision, or securities convertible into or exercisable for common stock, other than a public offering for cash:

(A) the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock; or

(B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities; or

(2) any director, officer or Substantial Shareholder (as defined by LTSE Rule 14.412(e)(3)) of the Company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the Company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more.

(b) Change of Control

Shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company.

(c) Equity Compensation

Shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, except for:

(1) warrants or rights issued generally to all security holders of the Company or stock purchase plans available on equal terms to all security holders of the Company (such as a typical dividend reinvestment plan);

(2) tax qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of Section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided such plans are approved by the Company's independent compensation committee or a majority of the Company's Independent Directors; or plans that merely provide a convenient way to purchase shares on the open market or from the Company at Market Value;

(3) plans or arrangements relating to an acquisition or merger as permitted under Supplementary Material .01 to LTSE Rule 14.412; or

(4) issuances to a person not previously an employee or director of the Company, or following a bona fide period of non-employment, as an inducement material to the individual's entering into employment with the Company, provided such issuances are approved by either the Company's independent compensation committee or a majority of the Company's Independent Directors. Promptly following an issuance of any employment inducement grant in reliance on this exception, a Company must disclose in a press release the material terms of the grant, including the recipient(s) of the grant and the number of shares involved.

**** * * * * Supplementary Material * * * ****

.01 Shareholder Approval for Stock Option Plans or Other Equity Compensation Arrangements

Employee ownership of Company stock can be an effective tool to align employee interests with those of other Shareholders. Stock option plans or other equity compensation arrangements can also assist in the recruitment and retention of employees, which is especially critical to young, growing Companies, or Companies with insufficient cash resources to attract and retain highly qualified employees. However, these plans can potentially dilute shareholder interests. LTSE Rule 14.412(c) ensures that Shareholders have a voice in these situations, given this potential for dilution.

LTSE Rule 14.412(c) requires shareholder approval when a plan or other equity compensation arrangement is established or materially amended. For these purposes, a material amendment would include, but not be limited to, the following:

(1) any material increase in the number of shares to be issued under the plan (other than to reflect a reorganization, stock split, merger, spinoff or similar transaction);

(2) any material increase in benefits to participants, including any material change to: (i) permit a repricing (or decrease in exercise price) of outstanding options, (ii) reduce the price at which shares or options to purchase shares may be offered, or (iii) extend the duration of a plan;

(3) any material expansion of the class of participants eligible to participate in the plan; and

(4) any expansion in the types of options or awards provided under the plan.

While general authority to amend a plan would not obviate the need for shareholder approval, if a plan permits a specific action without further shareholder approval, then no such approval would generally be required. However, if a plan contains a formula for automatic increases in the shares available (sometimes called an "evergreen formula"), or for automatic grants pursuant to a dollar- based formula (such as annual grants based on a certain dollar value, or matching contributions based upon the amount of compensation the participant elects to defer), such plans cannot have a term in excess of ten years unless shareholder approval is obtained every ten years. However, plans that do not contain a formula and do not impose a limit on the number of shares available for grant would require shareholder approval of each grant under the plan. A requirement that grants be made out of treasury shares or repurchased shares will not alleviate these additional shareholder approval requirements.

As a general matter, when preparing plans and presenting them for shareholder approval, Companies should strive to make plan terms easy to understand. In that regard, it is recommended that plans meant to permit repricing use explicit terminology to make this clear.

LTSE Rule 14.412(c) provides an exception to the requirement for shareholder approval for warrants or rights offered generally to all Shareholders. In addition, an exception is provided for tax qualified, non-discriminatory employee benefit plans as well as parallel nonqualified plans as these plans are regulated under the Internal Revenue Code and Treasury Department regulations. An equity compensation plan that provides non-U.S. employees with substantially the same benefits as a comparable tax qualified, non- discriminatory employee benefit plan or parallel nonqualified plan that the Company provides to its U.S. employees, but for features necessary to comply with applicable foreign tax law, is also exempt from shareholder approval under this section.

Further, the rule provides an exception for inducement grants to new employees because in these cases a Company has an arm's length relationship with the new employees. Inducement grants for these purposes include grants of options or stock to new employees in connection with a merger or acquisition. The rule requires that such issuances be approved by the Company's independent compensation committee or a majority of the Company's Independent Directors. The rule further requires that promptly following an issuance of any employment inducement grant in reliance on this exception, a Company must disclose in a press release the material terms of the grant, including the recipient(s) of the grant and the number of shares involved.

In addition, plans or arrangements involving a merger or acquisition do not require shareholder approval in two situations. First, shareholder approval will not be required to convert, replace or adjust outstanding options or other equity compensation awards to reflect the transaction. Second, shares available under certain plans acquired in acquisitions and mergers may be used for certain post-transaction grants without further shareholder approval. This exception applies to situations where the party which is not a listed company following the transaction has shares available for grant under pre-existing plans that meet the requirements of this LTSE Rule 14.412(c). These shares may be used for post-transaction grants of options and other equity

awards by the listed Company (after appropriate adjustment of the number of shares to reflect the transaction), either under the pre-existing plan or arrangement or another plan or arrangement, without further shareholder approval, provided: (1) the time during which those shares are available for grants is not extended beyond the period when they would have been available under the pre-existing plan, absent the transaction, and (2) such options and other awards are not granted to individuals who were employed by the granting company or its subsidiaries at the time the merger or acquisition was consummated. LTSE would view a plan or arrangement adopted in contemplation of the merger or acquisition transaction as not pre-existing for purposes of this exception. This exception is appropriate because it will not result in any increase in the aggregate potential dilution of the combined enterprise. In this regard, any additional shares available for issuance under a plan or arrangement acquired in connection with a merger or acquisition would be counted by LTSE in determining whether the transaction involved the issuance of 20% or more of the Company's outstanding common stock, thus triggering the shareholder approval requirements under LTSE Rule 14.412(a).

Inducement grants, tax qualified non-discriminatory benefit plans, and parallel nonqualified plans are subject to approval by either the Company's independent compensation committee or a majority of the Company's Independent Directors. It should also be noted that a Company would not be permitted to use repurchased shares to fund option plans or grants without prior shareholder approval.

For purposes of LTSE Rule 14.412(c) and Supplementary Material .01, the term "parallel nonqualified plan" means a plan that is a "pension plan" within the meaning of the Employee Retirement Income Security Act ("ERISA"), 29 U.S.C. §1002 (1999), that is designed to work in parallel with a plan intended to be qualified under Internal Revenue Code Section 401(a), to provide benefits that exceed the limits set forth in Internal Revenue Code Section 402(g) (the section that limits an employee's annual pre-tax contributions to a 401(k) plan), Internal Revenue Code Section 401(a)(17) (the section that limits the amount of an employee's compensation that can be taken into account for plan purposes) and/or Internal Revenue Code Section 415 (the section that limits the contributions and benefits under qualified plans) and/or any successor or similar limitations that may thereafter be enacted. However, a plan will not be considered a parallel nonqualified plan unless: (i) it covers all or substantially all employees of an employer who are participants in the related qualified plan whose annual compensation is in excess of the limit of Code Section 401(a)(17) (or any successor or similar limitation that may hereafter be enacted); (ii) its terms are substantially the same as the qualified plan that it parallels except for the elimination of the limitations described in the preceding sentence; and, (iii) no participant receives employer equity contributions under the plan in excess of 25% of the participant's cash compensation.

(d) Private Placements

Shareholder approval is required prior to the issuance of securities in connection with a transaction other than a public offering involving:

(1) the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock) at a price less than

the greater of book or market value which together with sales by officers, directors or Substantial Shareholders of the Company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or

(2) the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

*** * * * * *Supplementary Material* * * * ***

.02 Interpretative Material Regarding the Use of Share Caps to Comply with Rule 14.412

LTSE Rule 14.412 limits the number of shares or voting power that can be issued or granted without shareholder approval prior to the issuance of certain securities. (An exception to this LTSE Rule is available to Companies when the delay in securing stockholder approval would seriously jeopardize the financial viability of the enterprise as set forth in LTSE Rule 14.412(f). However, a share cap is not permissible in conjunction with the financial viability exception provided in LTSE Rule 14.412(f), because the application to the Exchange and the notice to Shareholders required in the rule must occur prior to the issuance of any common stock or securities convertible into or exercisable for common stock.) Generally, this limitation applies to issuances of 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance. (While the Exchange notes that this issue is generally implicated with respect to these situations, it may also arise with respect to the 5% threshold set forth in LTSE Rule 14.412(a)(2)). Companies sometimes comply with the 20% limitation by placing a "cap" on the number of shares that can be issued in the transaction, such that there cannot, under any circumstances, be an issuance of 20% or more of the common stock or voting power previously outstanding without prior shareholder approval. If a Company determines to defer a shareholder vote in this manner, shares that are issuable under the cap (in the first part of the transaction) must not be entitled to vote to approve the remainder of the transaction. In addition, a cap must apply for the life of the transaction, unless shareholder approval is obtained. For example, caps that no longer apply if a Company is not listed on the Exchange are not permissible under the Rule. Of course, if shareholder approval is not obtained, then the investor will not be able to acquire 20% or more of the common stock or voting power outstanding before the transaction and would continue to hold the balance of the original security in its unconverted form.

Companies have also attempted to cap the issuance of shares at below 20% but have also provided an alternative outcome based upon whether shareholder approval is obtained, including, but not limited to a "penalty" or a "sweetener." Instead, if the terms of a transaction can change based upon the outcome of the shareholder vote, no common shares may be issued prior to the approval of the Shareholders. Companies that engage in transactions with defective caps may be subject to delisting. For example, a Company issues a convertible preferred stock or debt instrument that provides for conversions of up to 20% of the total shares outstanding with any further conversions subject to shareholder approval. However, the terms of the instrument provide that if Shareholders reject the transaction, the coupon or conversion ratio will increase or the Company will be penalized by a specified monetary payment, including a rescission of the transaction. Likewise, a transaction may provide for improved terms if shareholder approval is obtained. The

Exchange believes that in such situations the cap is defective because the presence of the alternative outcome has a coercive effect on the shareholder vote, and thus may deprive Shareholders of their ability to freely exercise their vote. Accordingly, the Exchange will not accept a cap that defers the need for shareholder approval in such situations.

Companies having questions regarding this policy are encouraged to contact LTSE Regulation, which will provide a written interpretation of the application of LTSE Rules to a specific transaction, upon prior written request of the Company.

.2 Definition of a Public Offering

LTSE Rule 14.412(d) provides that shareholder approval is required for the issuance of common stock (or securities convertible into or exercisable for common stock) equal to 20 percent or more of the common stock or 20 percent or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. Under this LTSE Rule, however, shareholder approval is not required for a "public offering."

Companies are encouraged to consult with LTSE Regulation in order to determine if a particular offering is a "public offering" for purposes of the shareholder approval rules. Generally, a firm commitment underwritten securities offering registered with the Securities and Exchange Commission will be considered a public offering for these purposes. Likewise, any other securities offering which is registered with the Securities and Exchange Commission and which is publicly disclosed and distributed in the same general manner and extent as a firm commitment underwritten securities offering will be considered a public offering for purposes of the shareholder approval rules. However, the Exchange staff will not treat an offering as a "public offering" for purposes of the shareholder approval rules merely because they are registered with the Commission prior to the closing of the transaction.

When determining whether an offering is a "public offering" for purposes of these rules, LTSE Regulation will consider all relevant factors, including but not limited to:

(a) the type of offering (including whether the offering is conducted by an underwriter on a firm commitment basis, or an underwriter or placement agent on a best-efforts basis, or whether the offering is self-directed by the Company);

(b) the manner in which the offering is marketed (including the number of investors offered securities, how those investors were chosen, and the breadth of the marketing effort);

(c) the extent of the offering's distribution (including the number and identity of the investors who participate in the offering and whether any prior relationship existed between the Company and those investors);

(d) the offering price (including the extent of any discount to the market price of the securities offered); and

(e) the extent to which the Company controls the offering and its distribution.

(e) Definitions and Computations Relating to the Shareholder Approval Requirements

(1) For purposes of making any computation in this paragraph, when determining the number of shares issuable in a transaction, all shares that could be issued are included, regardless of whether they are currently treasury shares. When determining the number of shares outstanding, only shares issued and outstanding are considered. Treasury shares, shares held by a subsidiary, and unissued shares reserved for issuance upon conversion of securities or upon exercise of options or warrants are not considered outstanding.

(2) Voting power outstanding as used in this LTSE Rule refers to the aggregate number of votes which may be cast by holders of those securities outstanding which entitle the holders thereof to vote generally on all matters submitted to the Company's security holders for a vote.

(3) An interest consisting of less than either 5% of the number of shares of common stock or 5% of the voting power outstanding of a Company or party shall not be considered a substantial interest or cause the holder of such an interest to be regarded as a "Substantial Shareholder."

(4) Where shareholder approval is required, the minimum vote that will constitute shareholder approval shall be a majority of the total votes cast on the proposal. These votes may be cast in person, by proxy at a meeting of Shareholders or by written consent in lieu of a special meeting to the extent permitted by applicable state and federal law and rules (including interpretations thereof), including, without limitation, Regulations 14A and 14C under the Act. Nothing contained in this LTSE Rule 14.412(e)(4) shall affect a Company's obligation to hold an annual meeting of Shareholders as required by LTSE Rule 14.408.

(5) Shareholder approval shall not be required for any share issuance if such issuance is part of a court-approved reorganization under the federal bankruptcy laws or comparable foreign laws.

(f) Financial Viability Exception

An exception applicable to a specified issuance of securities may be made upon prior written application to LTSE Regulation when:

(1) the delay in securing stockholder approval would seriously jeopardize the financial viability of the enterprise; and

(2) reliance by the Company on this exception is expressly approved by the audit committee or a comparable body of the board of directors comprised solely of independent, disinterested directors. LTSE Regulation shall respond to each application for such an exception in writing.

A Company that receives such an exception must mail to all Shareholders not later than ten days before issuance of the securities a letter alerting them to its omission to seek the shareholder approval that would otherwise be required. Such notification shall disclose the terms of the transaction (including the number of shares of common stock that could be issued and the consideration received), the fact that the Company is relying on a financial viability exception to the stockholder approval rules, and that the audit committee or a comparable body of the board of directors comprised solely of independent, disinterested directors has expressly approved reliance on the exception. The Company shall also make a public announcement by filing a Form 8-K, where required by SEC rules, or by issuing a press release disclosing the same information as promptly as possible, but no later than ten days before the issuance of the securities.

***** *Supplementary Material* ****

.03 Interpretive Material Regarding Future Priced Securities and Other Securities with Variable Conversion Terms

Summary

Provisions of this Supplementary Material .03 would apply to any security with variable conversion terms. For example, Future Priced Securities are private financing instruments which were created as an alternative means of quickly raising capital for Companies. The security is generally structured in the form of a convertible security and is often issued via a private placement. Companies will typically receive all capital proceeds at the closing. The conversion price of the Future Priced Security is generally linked to a percentage discount to the market price of the underlying common stock at the time of conversion and accordingly the conversion rate for Future Priced Securities floats with the market price of the common stock. As such, the lower the price of the Company's common stock at the time of conversion, the more shares into which the Future Priced Security is convertible. The delay in setting the conversion price is appealing to Companies who believe that their stock will achieve greater value after the financing is received. However, the issuance of Future Priced Securities may be followed by a decline in the common stock price, creating additional dilution to the existing holders of the common stock. Such a price decline allows holders to convert the Future Priced Security into large amounts of the Company's common stock. As these shares are issued upon conversion of the Future Priced Security, the common stock price may tend to decline further.

For example, a Company may issue $10 million of convertible preferred stock (the Future Priced Security), which is convertible by the holder or holders into $10 million of common stock based on a conversion price of 80% of the closing price of the common stock on the date of conversion. If the closing price is $5 on the date of conversion, the Future Priced Security holders would receive 2,500,000 shares of common stock. If, on the other hand, the closing price is $1 on the date of conversion, the Future Priced Security holders would receive 12,500,000 shares of common stock.

Unless the Company carefully considers the terms of the securities in connection with several LTSE Rules, the issuance of Future Priced Securities could result in a failure to comply with the Exchange listing standards and the concomitant delisting of the Company's securities from the Exchange. The Exchange understands that Companies do not always appreciate this potential

consequence. The LTSE Rules that bear upon the continued listing qualification of a Company and that must be considered when issuing Future Priced Securities include:

(a) the shareholder approval rules [see LTSE Rule 14.412]

(b) the voting rights rules [see LTSE Rule 14.413)]

(c) the bid price requirement [see LTSE Rule 14.320(a)(1)]

(d) the listing of additional shares rules [see LTSE Rule 14.207(e)(2)]

(e) the change in control rules [see LTSE Rules 14.102 and 14.412(b)]

(f) the Exchange's discretionary authority rules [see LTSE Rule Series 14.100]

It is important for Companies to clearly understand that failure to comply with any of these rules could result in the delisting of the Company's securities.

This notice is intended to be of assistance to Companies considering financings involving Future Priced Securities. By adhering to the above requirements, Companies can avoid unintended listing qualifications problems. Companies having any questions about this notice should contact LTSE Regulation. The Exchange will provide a Company with a written interpretation of the application of the LTSE Rules to a specific transaction, upon request of the Company.

How the Rules Apply Shareholder Approval

LTSE Rule 14.412(d) provides, in part: Each Company shall require shareholder approval prior to the issuance of securities in connection with a transaction other than a public offering involving the sale, issuance or potential issuance by the issuer of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or Substantial Shareholders of the Company equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance.

(The Exchange may make exceptions to this requirement when the delay in securing stockholder approval would seriously jeopardize the financial viability of the enterprise and reliance by the Company on this exception is expressly approved by the Audit Committee or a comparable body of the Board of Directors.)

When the Exchange staff is unable to determine the number of shares to be issued in a transaction, it looks to the maximum potential issuance of shares to determine whether there will be an issuance of 20 percent or more of the common stock outstanding. In the case of Future Priced Securities, the actual conversion price is dependent on the market price at the time of conversion and so the number of shares that will be issued is uncertain until the conversion occurs. Accordingly, staff will look to the maximum potential issuance of common shares at the time the Future Priced Security is issued. Typically, with a Future Priced Security, the maximum potential issuance will exceed 20 percent of the common stock outstanding because the Future Priced Security could, potentially, be converted into common stock based on a share price of one cent per share, or less. Further, for purposes of this calculation, the lowest possible conversion price is below the book or market value of the stock at the time of issuance of the Future Priced Security.

Therefore, shareholder approval must be obtained prior to the issuance of the Future Priced Security. Companies should also be cautioned that obtaining shareholder ratification of the transaction after the issuance of a Future Priced Security does not satisfy the shareholder approval requirements.

Some Future Priced Securities may contain features to obviate the need for shareholder approval by: (1) placing a cap on the number of shares that can be issued upon conversion, such that the holders of the Future Priced Security cannot, without prior shareholder approval, convert the security into 20% or more of the common stock or voting power outstanding before the issuance of the Future Priced Security (See Supplementary Material .02 to LTSE Rule 14.412, Interpretative Material Regarding the Use of Share Caps to Comply with LTSE Rule 14.412), or (2) placing a floor on the conversion price, such that the conversion price will always be at least as high as the greater of book or market value of the common stock prior to the issuance of the Future Priced Securities. Even when a Future Priced Security contains these features, however, shareholder approval is still required under LTSE Rule 14.412(b) if the issuance will result in a change of control. Additionally, discounted issuances of common stock to officers, directors, employees or consultants require shareholder approval pursuant to LTSE Rule 14.412(c).

Voting Rights

LTSE Rule 14.413 provides:

Voting rights of existing Shareholders of publicly traded common stock registered under Section 12 of the Act cannot be disparately reduced or restricted through any corporate action or issuance.

Supplementary Material .01 to LTSE Rule 14.413 also provides rules relating to voting rights of the Exchange Companies.

Under the voting rights rules, a Company cannot create a new class of security that votes at a higher rate than an existing class of securities or take any other action that has the effect of restricting or reducing the voting rights of an existing class of securities. The voting rights rules are typically implicated when the holders of the Future Priced Security are entitled to vote on an as-converted basis or when the holders of the Future Priced Security are entitled to representation on the Board of Directors. The percentage of the overall vote attributable to the Future Priced Security holders and the Future Priced Security holders' representation on the board of directors must not exceed their relative contribution to the Company based on the Company's overall book or market value at the time of the issuance of the Future Priced Security. Staff will consider whether a voting rights violation exists by comparing the Future Priced Security holders' voting rights to their relative contribution to the Company based on the Company's overall book or market value at the time of the issuance of the Future Priced Security. If the voting power or the board percentage exceeds that percentage interest, a violation exists because a new class of securities has been created that votes at a higher rate than an already existing class. Future Priced Securities that vote on an as-converted basis also raise voting rights concerns because of the possibility that, due to a decline in the price of the underlying common stock, the Future Priced Security holder will have voting rights disproportionate to its investment in the Company.

It is important to note that compliance with the shareholder approval rules prior to the issuance of a Future Priced Security does not affect whether the transaction is in violation of the voting rights rule. Furthermore, Shareholders can not otherwise agree to permit a voting rights violation by the Company. Because a violation of the voting rights requirement can result in delisting of the Company's securities from the Exchange, careful attention must be given to this issue to prevent a violation of the rule.

The Bid Price Requirement

The bid price requirement establishes a minimum bid price for issues listed on the Exchange. The LTSE Rules provide that, for an issue to be eligible for continued listing on the Exchange,

the minimum bid price per share shall be $1. An issue is subject to delisting from the Exchange, as described in LTSE Rule Series 14.500 if its bid price falls below $1.

The bid price rules must be thoroughly considered because the characteristics of Future Priced Securities often exert downward pressure on the price of the Company's common stock. Specifically, dilution from the discounted conversion of the Future Priced Security may result in a significant decline in the price of the common stock. Furthermore, there appear to be instances where short selling has contributed to a substantial price decline, which, in turn, could lead to a failure to comply with the bid price requirement. (If used to manipulate the price of the stock, short selling by the holders of the Future Priced Security is prohibited by the antifraud provisions of the securities laws and by the LTSE Rules and may be prohibited by the terms of the placement.)

Listing of Additional Shares

LTSE Rule 14.207(e)(2)provides:

The Company shall be required to notify the Exchange on the appropriate form no later than 15 calendar days prior to: establishing or materially amending a stock option plan, purchase plan or other equity compensation arrangement pursuant to which stock may be acquired by officers, directors, employees, or consultants without shareholder approval; issuing securities that may potentially result in a change of control of the Company; issuing any common stock or security convertible into common stock in connection with the acquisition of the stock or assets of another company, if any officer or director or Substantial Shareholder of the Company has a 5% or greater interest (or if such persons collectively have a 10% or greater interest) in the Company to be acquired or in the consideration to be paid; or entering into a transaction that may result in the potential issuance of common stock (or securities convertible into common stock) greater than 10% of either the total shares outstanding or the voting power outstanding on a pre-transaction basis.

Companies should be cognizant that under this LTSE Rule notification is required at least 15 days prior to issuing any security (including a Future Priced Security) convertible into shares of a class of securities already listed on the Exchange. Failure to provide such notice can result in a Company's removal from the Exchange.

Public Interest Concerns

LTSE Rule 14.101 provides:

The Exchange is entrusted with the authority to preserve and strengthen the quality of and public confidence in its market. The Exchange stands for integrity and ethical business practices in order to enhance investor confidence, thereby contributing to the financial health of the economy and supporting the capital formation process. The Exchange Companies, from new public Companies to Companies of international stature, are publicly recognized as sharing these important objectives.

The Exchange, therefore, in addition to applying the enumerated criteria set forth in the Listing Rules, has broad discretionary authority over the initial and continued listing of securities in the Exchange in order to maintain the quality, transparency and integrity of and public confidence in its market; to prevent fraudulent and manipulative acts and practices; to promote just and equitable principles of trade; and to protect investors and the public interest; and to protect the safety and security of the Exchange and its employees. The Exchange may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or

circumstance that exists or occurs that makes initial or continued listing of the securities on the Exchange inadvisable or unwarranted in the opinion of the Exchange, even though the securities meet all enumerated criteria for initial or continued listing on the Exchange.

The returns on Future Priced Securities may become excessive compared with those of public investors in the Company's common securities. In egregious situations, the use of a Future Priced Security may raise public interest concerns under LTSE Rule 14.101. In addition to the demonstrable business purpose of the transaction, other factors that the Exchange staff will consider in determining whether a transaction raises public interest concerns include: (1) the amount raised in the transaction relative to the Company's existing capital structure; (2) the dilutive effect of the transaction on the existing holders of common stock; (3) the risk undertaken by the Future Priced Security investor; (4) the relationship between the Future Priced Security investor and the Company; (5) whether the transaction was preceded by other similar transactions; and (6) whether the transaction is consistent with the just and equitable principles of trade.

Some Future Priced Securities may contain features that address the public interest concerns. These features tend to provide incentives to the investor to hold the security for a longer time period and limit the number of shares into which the Future Priced Security may be converted.

Such features may limit the dilutive effect of the transaction and increase the risk undertaken by the Future Priced Security investor in relationship to the reward available.

Business Combinations with non-LTSE Entities Resulting in a Change of Control *LTSE Rule 14.102(a) provides:*

A Company must apply for initial listing in connection with a transaction whereby the Company combines with, or into, an entity that is not an LTSE Company, resulting in a change of control of the Company and potentially allowing such entity to obtain an Exchange Listing. In determining whether a change of control has occurred, the Exchange shall consider all relevant factors including, but not limited to, changes in the management, board of directors, voting power, ownership, and financial structure of the Company. The Exchange shall also consider the nature of the businesses and the relative size of the LTSE Company and entity that is not an LTSE Company. The Company must submit an application for the post-transaction entity with sufficient time to allow the Exchange to complete its review before the transaction is completed. If the Company's application for initial listing has not been approved prior to consummation of the transaction, the Exchange will issue a Staff Determination Letter as set forth in LTSE Rule 14.501 and begin delisting proceedings pursuant to LTSE Rule 14.500.

This provision, which applies regardless of whether the Company obtains shareholder approval for the transaction, requires Companies to qualify under the initial listing standards in connection with a combination that results in a change of control. It is important for Companies to realize that in certain instances, the conversion of a Future Priced Security may implicate this provision. For example, if there is no limit on the number of common shares issuable upon conversion, or if the limit is set high enough, the exercise of conversion rights under a Future Priced Security could result in the holders of the Future Priced Securities obtaining control of the listed Company. In such event, a Company may be required to re-apply for initial listing and satisfy all initial listing requirements.

Rule 14.413. Voting Rights

Voting rights of existing Shareholders of publicly traded common stock registered under Section 12 of the Act cannot be disparately reduced or restricted through any corporate action or issuance. Examples of such corporate action or issuance include, but are not limited to, the adoption of time-phased voting plans, the adoption of capped voting rights plans, the issuance of super-voting stock, or the issuance of stock with voting rights less than the per share voting rights of the existing common stock through an exchange offer.

***** *Supplementary Material* *****

.01 Voting Rights Policy

The following Voting Rights Policy is based upon, but more flexible than, former Rule 19c-4 under the Act. Accordingly, the Exchange will permit corporate actions or issuances by the Exchange Companies that would have been permitted under former Rule 19c-4, as well as other actions or issuances that are not inconsistent with this policy. In evaluating such other actions or issuances, the Exchange will consider, among other things, the economics of such actions or issuances and the voting rights being granted. The Exchange's interpretations under the policy will be flexible, recognizing that both the capital markets and the circumstances and needs of the Exchange Companies change over time. The text of the Exchange Voting Rights Policy is as follows:

Companies with Dual Class Structures.

The restriction against the issuance of super voting stock is primarily intended to apply to the issuance of a new class of stock, and Companies with existing dual class capital structures would generally be permitted to issue additional shares of the existing super voting stock without conflict with this policy.

Consultation with the Exchange.

Violation of the Exchange Voting Rights Policy could result in the loss of a Company's Exchange or public trading market. The policy can apply to a variety of corporate actions and securities issuances, not just super voting or so-called "time phase" voting common stock. While the policy will continue to permit actions previously permitted under former Rule 19c-4, it is extremely important that the LTSE Companies communicate their intentions to their Exchange representatives as early as possible before taking any action or committing to take any action that may be inconsistent with the policy. The Exchange urges Companies listed on the Exchange not to assume, without first discussing the matter with the Exchange staff, that a particular issuance of common or preferred stock or the taking of some other corporate action will necessarily be consistent with the policy. It is suggested that copies of preliminary proxy or other material concerning matters subject to the policy be furnished to the Exchange for review prior to formal filing.

Review of Past Voting Rights Activities.

In reviewing an application for initial qualification for listing of a security in the Exchange, the Exchange will review the Company's past corporate actions to determine whether another self-regulatory organization (SRO) has found any of the Company's actions to have been a violation or evasion of the SRO's voting rights policy. Based on such review, the Exchange may take any appropriate action, including the denial of the application or the placing of restrictions on such

listing. The Exchange will also review whether a Company seeking initial listing of a security in the Exchange has requested a ruling or interpretation from another SRO regarding the application of that SRO's voting rights policy with respect to a proposed transaction. If so, the Exchange will consider that fact in determining its response to any ruling or interpretation that the Company may request on the same or similar transaction.

Non-U.S. Companies.

The Exchange will accept any action or issuance relating to the voting rights structure of a non-U.S. Company that is in compliance with the Exchange's requirements for domestic Companies or that is not prohibited by the Company's home country law.

Rule 14.414. Internal Audit Function

(a) Each Company must establish and maintain an internal audit function to provide management and the audit committee with ongoing assessments of the Company's risk management process and system of internal control. The Company may choose to outsource this function to a third party service provider other than its independent auditor. The audit committee must meet periodically with the internal auditors (or other personnel responsible for this function) and assist the Board in its oversight of the performance of this function. The audit committee should also discuss with the outside auditor the responsibilities, budget and staffing of the internal audit function.

(b) Transition Periods

(1) A Company listing in conjunction with its initial public offering or a spin-off transaction must comply with the requirements of LTSE Rule 14.414(a) within one year of the listing date.

(2) A Company previously registered pursuant to Section 12(b) of the Exchange Act must satisfy the requirements of LTSE Rule 14.414(a) within one year of the listing date to the extent the national securities exchange on which it was listed did not have the same requirement. If the other exchange had a substantially similar requirement and the company was afforded a transition period that had not expired, the company will have the same transition period as would have been available to it on the other exchange.

Rule 14.500. Failure to Meet Listing Standards

(a) Securities of a Company that does not meet the listing standards set forth in Chapter 14 are subject to delisting from the Exchange. This Section sets forth procedures for the independent review, suspension, and delisting of Companies that fail to satisfy

one or more standards for continued listing and thus are "deficient" with respect to the listing standards.

LTSE Regulation is responsible for identifying deficiencies that may lead to delisting; notifying the Company of the deficiency; and issuing Staff Delisting Determinations and Public Reprimand Letters. Rule 14.501 contains provisions regarding LTSE Regulation's process for notifying Companies of different types of deficiencies and their corresponding consequences.

The Listings Review Committee, upon timely request by a Company, will review a Staff Delisting Determination or Public Reprimand Letter at an oral or written hearing, and issue a Decision that may, among other things, grant an "exception" to the Exchange's listing standards or affirm a delisting. Rule 14.502 contains provisions relating to the hearings process.

Procedures related to SEC notification of the Exchange's final Delisting Determinations are discussed in LTSE Rule 14.503. Rules applicable to the Listings Review Committee and Advisors are provided in LTSE Rule 14.504 and general information relating to the adjudicatory process is provided in LTSE Rule 14.505.

A Company's failure to maintain compliance with the applicable provisions of Chapter 14 will result in the termination of the listing unless an exception is granted to the Company, as described below. The termination of the Company's listing will become effective in accordance with the procedures set forth herein, including LTSE Rule 14.503.

(b) Definitions

(1) "Advisor" means an individual employed by the Exchange who is advising the Listings Review Committee with respect to a proceeding under this section.

(2) "Decision" means a written decision of an Adjudicatory Body.

(3) "LTSE Regulation" is the department of the Exchange responsible for evaluating Company compliance with quantitative and qualitative listing standards and determining eligibility for initial and continued listing of a Company's securities.

(4) The "Listings Review Committee" is the committee designated by the Exchange's Board of Directors to review Company appeals of Staff Delisting Determinations and Public Reprimand Letters. The Listings Review Committee shall be composed of at least five members. Any action by the Listings Review Committee shall require a quorum, which shall be at least three members.

(5) "Public Reprimand Letter" means a letter issued by Staff or a Decision of the Listings Review Committee in cases where the Company has violated an Exchange corporate governance or notification listing standard (other than one required by Rule 10A-3 of the Act) and Staff or the Listings Review Committee determines that delisting is an inappropriate sanction. In determining whether to issue a Public Reprimand Letter, Staff or the Listings Review Committee will consider whether the violation was inadvertent, whether the violation materially adversely affected shareholders' interests, whether the violation has been cured, whether the Company reasonably relied on an independent advisor and whether the Company has demonstrated a pattern of violations.

(6) "Staff" refers to employees of LTSE Regulation.

(7) "Staff Delisting Determination" or "Delisting Determination" is a written determination by LTSE Regulation to delist a listed Company's securities for failure to meet a continued listing standard.

Rule 14.501. Notification of Deficiency by LTSE Regulation

(a) When LTSE Regulation determines that a Company does not meet a listing standard set forth in Chapter 14, it will immediately notify the Company of the deficiency. As explained in more detail below, deficiency notifications are of four types:

(1) Staff Delisting Determinations, which are notifications of deficiencies that, unless appealed, subject the Company to immediate suspension and delisting;

(2) notifications of deficiencies for which a Company may submit a plan of compliance for staff review;

(3) notifications of deficiencies for which a Company is entitled to an automatic cure or compliance period; and

(4) Public Reprimand Letters, except such notification type is not available for unresolved deficiencies from the standards of Rules 14.207(c) {Obligation to File Periodic Financial Reports}, 14.407(a)(4)(D) {Partner Meetings of Limited Partnerships} and 14.408(a) {Meetings of Shareholders}.

Notifications of deficiencies that allow for submission of a compliance plan or an automatic cure or compliance period may result, after review of the compliance plan or expiration of the cure or compliance period, in issuance of a Staff Delisting Determination or a Public Reprimand Letter.

(b) Information Contained in Deficiency Notification and Delisting Determination

Deficiency notifications and Delisting Determinations will:

(1) inform the Company of the factual bases for Staff's determination of deficiency or delisting, and the quantitative or qualitative standard the Company has failed to satisfy;

(2) provide the Company with instructions regarding its obligations to disclose the deficiency under Exchange Listing Rules; and

(3) inform the Company:

(A) in the case of a Staff Delisting Determination, that the Company's securities will be suspended as of a date certain; the Company has a right to request review of the Delisting Determination by the Listings Review Committee; and that a request for review within seven days (as set forth in LTSE Rule 14.502(a)(1)) will stay the suspension;

(B) in the case of a deficiency for which the Company may submit a plan of compliance for review by Staff, the deadline by which a plan must be submitted;

(C) in the case of a deficiency for which the Company is entitled to an automatic cure or compliance period, the expiration date of the cure or compliance period; and

(D) in the case of a Public Reprimand Letter, an explanation of why Staff concluded the letter is appropriate and the Company's right to request review of the Letter by Listings Review Committee.

(c) Company Disclosure Obligations

A Company that receives a notification of deficiency, Staff Delisting Determination, or Public Reprimand Letter is required to make a public announcement disclosing receipt of the notification and the Rule(s) upon which the deficiency is based. A Company that receives a notification of deficiency or Staff Delisting Determination related to the requirement to file a periodic report contained in LTSE Rule 14.207(c)(1) or (2) is required to make the public announcement by issuing a press release disclosing receipt of the notification and the Rule(s) upon which the deficiency is based, in addition to filing any Form 8-K required by SEC rules. In all other cases, the Company may make the public announcement either by filing a Form 8-K, where required by SEC rules, or by issuing a press release. As described in LTSE Rule 14.207(b)(1) and Supplementary Material .01 to LTSE Rule 14.207 (Disclosure of Material Information), the Company must notify LTSE Regulation about the announcement through the electronic disclosure submission system

available on the Exchange's Web site, except in emergency situations when notification may instead be provided by telephone or facsimile. If the public announcement is made during System Hours (as defined in LTSE Rule 1.160(qq)), the Company must notify LTSE Regulation at least ten minutes prior to the announcement. If the public announcement is made outside of System Hours (as defined in LTSE Rule 1.160(qq)), the Company must notify LTSE Regulation of the announcement at least 10 minutes prior to the start of System Hours (as defined in LTSE Rule 1.160(qq)). The Company should make the public announcement as promptly as possible but not more than four business days following receipt of the notification.

**** * * * * Supplementary Material * * * ****

.01 Disclosure of Written Notice of Staff Determination

LTSE Rule 14.501(c) requires that a Company make a public announcement by filing a Form 8-K, where required by SEC rules, or by issuing a press release disclosing the receipt of (i) a notice that the Company does not meet a listing standard set forth in Chapter 14, (ii) a Staff Delisting Determination to limit or prohibit continued listing of the Company's securities under LTSE Rule 14.501 as a result of the Company's failure to comply with the continued listing requirements, or (iii) a Public Reprimand Letter; provided, however, that if the notification relates to a failure to meet the requirements of LTSE Rules 14.207(c)(1) or (2), the Company must make the public announcement by issuing a press release. Such public announcement shall be made as promptly as possible, but not more than four business days following the receipt of the notification, Staff Delisting Determination, or Public Reprimand Letter, as applicable. In addition to containing all disclosure required by Form 8-K, if applicable, the public announcement must describe each specific basis and concern identified by LTSE Regulation in its determination that the Company does not meet the listing standard and identify the Rules upon which the deficiency is based. For example, if the LTSE Regulation determines to delist a Company based on its discretionary authority under LTSE Rule 14.101, the Company must include in its public announcement the specific concerns cited in the Staff Delisting Determination. In addition, a Company may provide its own analysis of the issues raised in the Staff Delisting Determination.

If the public announcement is not made by the Company within the time allotted or does not include all of the required information, trading of its securities shall be halted (if not already halted), even if the Company appeals the Staff Delisting Determination or Public Reprimand Letter as set forth in LTSE Rule 14.502, and LTSE Regulation may make a public announcement with the required information. If the company's failure to make this public announcement is the only basis for a trading halt, LTSE would ordinarily resume trading if LTSE Regulation makes the public announcement. If the Company fails to make the public announcement by the time that the Hearings Panel issues its Decision, that Decision will also determine whether to delist the Company's securities for failure to make the public announcement.

LTSE Rule 14.501(c) does not relieve a Company of its disclosure obligation under the federal securities laws, nor should it be construed as providing a safe harbor under the federal securities laws. It is suggested that the Company consult with corporate/securities counsel in assessing its disclosure obligations under the federal securities laws.

(d) Types of Deficiencies and Notifications

The type of deficiency at issue determines whether the Company will be immediately suspended and delisted, or whether it may submit a compliance plan for review or is entitled to an automatic cure or compliance period before a Staff Delisting Determination is issued. In the case of a deficiency not specified below, Staff will issue the Company a Staff Delisting Determination or a Public Reprimand Letter.

(1) Deficiencies that Immediately Result in a Staff Delisting Determination.

Staff's notice will inform the Company that its securities are immediately subject to suspension and delisting when:

(A) a Company fails to timely solicit proxies; or

(B) Staff has determined, under its discretionary authority in LTSE Rule 14.101, that the Company's continued listing raises a public interest concern.

(2) Deficiencies for which a Company may Submit a Plan of Compliance for Staff Review.

(A) Submission of Plan of Compliance. Unless the Company is currently under review by the Listings Review Committee for a Staff Delisting Determination, LTSE Regulation may accept and review a plan to regain compliance when a Company is deficient with respect to one of the standards listed in subsections (i) through (v) below. In accordance with Rule 14.501(d)(2)(C), plans provided pursuant to subsections (i) through (iv) below must be provided generally within 45 calendar days, and in accordance with Rule 14.501(d)(2)(F), plans provided pursuant to subsection (v) must be provided generally within 60 calendar days.

(i) all quantitative deficiencies from standards that do not provide a compliance period;

(ii) deficiencies from the standards of LTSE Rules 14.405 (Board of Directors and Committees) or 14.407(a)(4)(C) (Independent Directors/Audit Committee of Limited Partnerships) where the cure period of the Rule is not applicable;

(iii) deficiencies from the standards of LTSE Rules 14.408(a) {Meetings of Shareholders}, 14.408(c) {Quorum}, 14.411{Review of Related Party Transactions}, 14.412 {Shareholder Approval}, 14.207(c)(3) {Auditor Registration}, 14.208(a) {Direct Registration Program}, 14.406 {Code of

Conduct}, 14.407(a)(4)(D) {Partner Meetings of Limited Partners}, 14.407(a)(4)(E) {Quorum of Limited Partnerships}, 14.407(a)(4)(G) {Related Party Transactions of Limited Partnerships}, 14.413 {Voting Rights}, or 14.414 {Internal Audit Function}; or

(iv) failure to make the disclosure required by LTSE Rule 14.207(b)(3); or

(v) failure to file periodic reports as required by LTSE Rule 14.207(c)(1) or (2).

(B) Staff Alternatives Upon Review of Plan. Staff may request such additional information from the Company as is necessary to make a determination, as described below. In cases other than filing delinquencies and annual meeting deficiencies, which are governed by LTSE Rule 14.501(d)(2)(F) and 14.501(d)(2)(G) respectively, upon review of a plan of compliance, Staff may either:

(i) grant an extension of time to regain compliance not greater than 180 calendar days from the date of Staff's initial notification, unless the Company is currently under review by the Listings Review Committee for a Staff Delisting Determination. If Staff grants an extension, it will inform the Company in writing of the basis for granting the extension and the terms of the extension;

(ii) issue a Staff Delisting Determination letter that includes a description of the basis for denying the extension; or

(iii) issue a Public Reprimand Letter, as defined in LTSE Rule 14.500(b)(5).

(C) Timeline for Submission of Compliance Plans. Except for deficiencies from the standards of LTSE Rule 14.207(c)(1) or (2), Staff's notification of deficiencies that allow for compliance plan review will inform the Company that it has 45 calendar days to submit a plan to regain compliance with the Exchange's listing standard(s). Staff may extend this deadline for up to an additional 5 calendar days upon good cause shown and may request such additional information from the Company as is necessary to make a determination regarding whether to grant such an extension.

(D) Restrictions on Compliance Plans for Certain Deficiencies. Staff will not accept a plan to achieve compliance with deficiencies in total assets and total revenue, since compliance requires stated levels of assets and revenues during completed fiscal years and therefore can only be demonstrated through audited financial statements. Similarly, a Company may not submit a

plan relying on partial-year performance to demonstrate compliance with these standards. A Company may, however, submit a plan that demonstrates current or near-term compliance with the listing requirement relating to stockholders' equity or Market Value of Listed Securities.

(E) Failure to Meet the Terms of a Staff Extension. If the Company does not regain compliance within the time period provided by all applicable Staff extensions, Staff will immediately issue a Staff Delisting Determination indicating the date on which the Company's securities will be suspended unless it requests review by a Hearings Panel.

(F) Filing Delinquencies. In the case of deficiencies from the standards of LTSE Rule 14.207(c)(1) or (2):

(i) Staff's notice shall provide the Company with 60 calendar days to submit a plan to regain compliance with the listing standard; provided, however, that the Company shall not be provided with an opportunity to submit such a plan if review under LTSE Rule 14.500 of a prior Staff Delisting Determination with respect to the Company is already pending. Staff may extend this deadline for up to an additional 15 calendar days upon good cause shown and may request such additional information from the Company as is necessary to make a determination regarding whether to grant such an extension.

(ii) The maximum additional time provided by all exceptions granted by Staff for a deficiency described in paragraph (i) above is 180 calendar days from the due date of the first late periodic report (as extended by Rule 12b-25 under the Act, if applicable). In determining whether to grant an exception, and the length of any such exception, Staff will consider, and the Company should address in its plan of compliance, the Company's specific circumstances, including the likelihood that the filing can be made within the exception period, the Company's past compliance history, the reasons for the late filing, corporate events that may occur within the exception period, the Company's general financial status, and the Company's disclosures to the market. This review will be based on information provided by a variety of sources, which may include the Company, its audit committee, its outside auditors, the staff of the SEC and any other regulatory body.

(G) Annual Meeting. In the case of deficiencies from the standards of Rules 14.408(a) and 14.407(a)(4)(D):

(i) Staff’s notice shall provide the Company with 45 calendar days to submit a plan to regain compliance with the listing standard; provided, however, that the Company shall not be provided with an opportunity to submit such a plan if review under the Rule Series 14.500 of a prior Staff Delisting Determination with respect to the Company is already pending. Staff may extend this deadline for up to an additional 15 calendar days upon good cause shown and may request such additional information from the Company as is necessary to make a determination regarding whether to grant such an extension.

(ii) The maximum additional time provided by all exceptions granted by Staff is 180 calendar days from the deadline to hold the annual meeting (one year after the end of the Company’s fiscal year). In determining whether to grant an exception, and the length of any such exception, Staff will consider, and the Company should address in its plan of compliance, the Company’s specific circumstances, including the likelihood that the Company would be able to hold an annual meeting within the exception period, the Company’s past compliance history, the reasons for the failure to hold the annual meeting timely, corporate events that may occur within the exception period, the Company’s general financial status, and the Company’s disclosures to the market. This review will be based on information provided by a variety of sources, which may include the Company, its audit committee, its outside auditors, the staff of the SEC and any other regulatory body.

(3) Deficiencies for which the Rules Provide a Specified Cure or Compliance Period.

With respect to deficiencies related to the standards listed in (A) - (E) below, Staff's notification will inform the Company of the applicable cure or compliance period provided by these Rules and discussed below. If the Company does not regain compliance within the specified cure or compliance period, LTSE Regulation will immediately issue a Staff Delisting Determination letter.

(A) Bid Price Requirement. A failure to meet the continued listing requirement for minimum bid price shall be determined to exist only if the deficiency continues for a period of 30 consecutive business days. Upon such failure, the Company shall be notified promptly and shall have a period of 180 calendar days from such notification to achieve compliance. Compliance can be achieved during any compliance period by meeting the applicable standard for a minimum of 10 consecutive business days during the applicable compliance period, unless Staff exercises its discretion to extend this 10 day period as discussed in LTSE Rule 14.501(d)(3)(F).

(B) Market Makers. A failure to meet the continued listing requirement for a number of Market Makers shall be determined to exist only if the deficiency continues for a period of 10 consecutive business days. Upon such failure, the Company shall be notified promptly and shall have a period of 30 calendar days from such notification to achieve compliance. Compliance can be achieved by meeting the applicable standard for a minimum of 10 consecutive business days during the 30 day compliance period.

(C) Market Value of Listed Securities. A failure to meet the continued listing requirements for Market Value of Listed Securities shall be determined to exist only if the deficiency continues for a period of 30 consecutive business days. Upon such failure, the Company shall be notified promptly and shall have a period of 180 calendar days from such notification to achieve compliance. Compliance can be achieved by meeting the applicable standard for a minimum of 10 consecutive business days during the 180 day compliance period.

(D) Market Value of Publicly Held Shares. A failure to meet the continued listing requirement for Market Value of Publicly Held Shares shall be determined to exist only if the deficiency continues for a period of 30 consecutive business days. Upon such failure, the Company shall be notified promptly and shall have a period of 180 calendar days from such notification to achieve compliance. Compliance can be achieved by meeting the applicable standard for a minimum of 10 consecutive business days during the 180 day compliance period.

(E) Independent Director and Audit Committee Rules. If a Company fails to meet the majority board independence requirement in LTSE Rule 14.405(b)(1) due to one vacancy, or because one director ceases to be independent for reasons beyond his/her reasonable control, LTSE Regulation will promptly notify the Company and inform it has until the earlier of its next annual shareholders meeting or one year from the event that caused the deficiency to cure the deficiency. However, if the Company's next annual shareholders' meeting is held sooner than 180 days after the event that caused the deficiency, then the Company has 180 days from the event that caused the deficiency to cure it.

If a Company fails to meet the audit committee composition requirements in LTSE Rule 14.405(c)(2) because an audit committee member ceases to be independent for reasons outside his/her control, LTSE Regulation will promptly notify the Company and inform it that has until the earlier of its next annual shareholders meeting or one year from the occurrence of the event

that caused the failure, to cure the deficiency. If the Company fails to meet the audit committee composition requirement due to one vacancy on the audit committee, and the Company is not relying upon a cure period for another member, LTSE Regulation will promptly notify the Company and inform it that it has until the earlier of its next annual shareholders meeting or one year from the event that caused the failure to cure the deficiency. However, if the Company's next annual shareholders' meeting is held sooner than 180 days after the event that caused the deficiency, then the Company has 180 days from the event that caused the deficiency to cure it.

(F) Staff Discretion Relating to the Price-based Requirements. If a Company fails to meet the Market Value of Listed Securities, Market Value of Publicly Held Shares, or Bid Price requirements, each of which is related to the Company's security price and collectively called the "Price-based Requirements," compliance is generally achieved by meeting the requirement for a minimum of ten consecutive business days. However, Staff may, in its discretion, require a Company to satisfy the applicable Price-based Requirement for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining that the Company has demonstrated an ability to maintain long-term compliance. In determining whether to require a Company to meet the applicable Price-based-requirement beyond ten business days, Staff may consider all relevant facts and circumstances, including without limitation:

(i) the margin of compliance (the amount by which a Company exceeds the applicable Price-based requirement);

(ii) the trading volume (a lack of trading volume may indicate a lack of bona fide market interest in the security at the posted bid price);

(iii) the Market Maker quoting activity (the number of Market Makers quoting at or above $1.00 or the minimum price necessary to satisfy another Price-based Requirement; and the size of their quotes); and

(iv) the trend of the stock price (is it up or down).

(4) Public Reprimand Letter.

Staff's notification may be in the form of a Public Reprimand Letter in cases where the Company has violated an Exchange corporate governance or notification listing standard (other than one required by Rule 10A-3 of the Act) and Staff determines that delisting is an inappropriate sanction. In determining whether to issue a public

reprimand letter, LTSE Regulation will consider whether the violation was inadvertent, whether the violation materially adversely affected shareholders' interests, whether the violation has been cured, whether the Company reasonably relied on an independent advisor and whether the Company has demonstrated a pattern of violations.

(e) Additional Deficiencies

LTSE Regulation continues to evaluate the compliance of Companies while they are under review by the Listings Review Committee and may identify additional deficiencies. Upon identification of an additional deficiency, Staff will issue an additional notification of deficiency to the Company and send a copy to the Listings Review Committee.

(1) Staff's notification of the additional deficiency will conform to the requirements set forth in LTSE Rule 14.501(b) if:

(A) the matter under review by the Listings Review Committee is a Public Reprimand Letter; or

(B) the additional deficiency identified is one that has an automatic cure or compliance period. If the additional deficiency is one that would in the normal course result in immediate suspension and delisting, or one for which the Company may submit a compliance plan to Staff for review, Staff's notification will instruct the Company to address the issue to the Listings Review Committee at its hearing, unless the hearing for the original deficiency has already taken place. If the hearing has already taken place, Staff's notification will instruct the Company to provide in writing, within a specified time period, a submission that addresses the deficiency to the Listings Review Committee before which its matter is pending.

Rule 14.502. Review of Staff Determinations by the Listings Review Committee

When a Company receives a Staff Delisting Determination or a Public Reprimand Letter issued by LTSE Regulation it may request in writing that the Listings Review Committee review the matter in a written or an oral hearing. This section sets forth the procedures for requesting a hearing before the Listings Review Committee, describes the Listings Review Committee and the possible outcomes of a hearing, and sets forth Listings Review Committee procedures.

(a) Procedures for Requesting and Preparing for a Hearing

(1) Timely Request Stays Delisting

(A) A Company may, within seven calendar days of the date of the Staff Delisting Determination notification or Public Reprimand Letter request a written or oral hearing before the Listings Review Committee to review the Staff Delisting Determination or Public Reprimand Letter. Subject to the limitation in paragraph (B) below, a timely request for a hearing will stay the suspension and delisting action pending the issuance of a written Listings Review Committee Decision. Requests for hearings should be submitted in writing to the General Counsel.

(B) A request for a hearing shall ordinarily stay the delisting action pending the issuance of a Listings Review Committee Decision. However, if the Staff Delisting Determination relates to deficiencies from the standards of LTSE Rule 14.207(c)(1) or (2), which require a Company to timely file its periodic reports with the Commission, the delisting action will only be stayed for 15 calendar days from the deadline to request a hearing unless the Company specifically requests and the Listings Review Committee grants a further stay. A request for a further stay must include an explanation of why such a stay would be appropriate and should be included in the Company's request for a hearing. Based on that submission and any recommendation provided by Staff, the Listings Review Committee will determine whether to grant the Company a further stay. In determining whether to grant the stay, the Listings Review Committee will consider the Company's specific circumstances, including the likelihood that the filing can be made within any exception period that could subsequently be granted, the Company's past compliance history, the reasons for the late filing, corporate events that may occur within the exception period, the Company's general financial status, and the Company's disclosures to the market. The Listings Review Committee will notify the Company of its conclusion as soon as is practicable, but in no event more than 15 calendar days following the deadline to request the hearing. In the event the Listings Review Committee determines not to grant the Company a stay, the Company's securities will be immediately suspended and will remain suspended unless the Listings Review Committee Decision issued after the hearing determines to reinstate the securities.

(2) Failure to Request Results in Immediate Delisting

If a Company fails to request in writing a hearing within seven calendar days, it waives its right to request review of a Delisting Determination or Public Reprimand Letter. In that event, LTSE Regulation will take action to suspend trading of the securities and follow procedures to delist the securities.

(3) Fees

Within 15 calendar days of the date of the Staff Delisting Determination or Public Reprimand Letter the Company must submit a hearing fee to the Exchange, to cover the cost of the hearing, as follows:

(A) when the Company has requested a written hearing, $1,000; or

(B) when the Company has requested an oral hearing, whether in person or by telephone, $5,000.

(4) Scheduling of Hearings

The General Counsel will schedule hearings to take place, to the extent practicable, within 45 days of the request for a hearing, at a location determined by the General Counsel. The General Counsel will send written acknowledgment of the Company's hearing request and inform the Company of the date, time, and location of the hearing, and deadlines for written submissions to the Listings Review Committee. The Company will be provided at least ten calendar days' notice of the hearing unless the Company waives such notice.

(5) Submissions from Company

The Company may submit to the General Counsel a written plan of compliance and request that the Listings Review Committee grant an exception to the listing standards for a limited time period, as permitted by LTSE Rule 14.502(b)(1)(A) or may set forth specific grounds for the Company's contention that the issuance of a Staff Delisting Determination or Public Reprimand Letter was in error, and may also submit public documents or other written material in support of its position, including any information not available at the time of the Staff Determination. The Listings Review Committee will review the written record, as described in LTSE Rule 14.505(a), before the hearing.

(6) Presentation at Hearing

At an oral hearing, the Company may make such presentation as it deems appropriate, including the appearance by its officers, directors, accountants, counsel, investment bankers, or other persons, and the Listings Review Committee may question any representative appearing at the hearing. Hearings are generally scheduled to last one hour, but the Hearings Panel may extend the time. The General Counsel or his or her designee will arrange for and keep on file a transcript of oral hearings.

(b) Scope of the Listing Review Committee's Discretion

(1) The Listing Review Committee may, where it deems appropriate:

(A) grant an exception to the continued listing standards for a period not to exceed 180 days from the date of the Staff Delisting Determination with respect to the deficiency for which the exception is granted;

(B) suspend and delist the Company's securities;

(C) issue a Decision that serves as a Public Reprimand Letter in cases where the Company has violated an Exchange corporate governance or notification listing standard (other than one required by Rule 10A-3 of the Act) and the Listings Review Committee determines that delisting is an inappropriate sanction. In determining whether to issue a Public Reprimand Letter, the Listings Review Committee will consider whether the violation was inadvertent, whether the violation materially adversely affected shareholders' interests, whether the violation has been cured, whether the Company reasonably relied on an independent advisor and whether the Company has demonstrated a pattern of violations;

(D) find the Company in compliance with all applicable listing standards; or

(E) in the case of a Company that fails to file a periodic report (e.g., Form 10-K, 10-Q, 20-F, 40-F, or N-CSR), the Listings Review Committee may grant an exception for a period not to exceed 360 days from the due date of the first such late periodic report. The Company can regain compliance with the requirement by filing that periodic report and any other delinquent reports with due dates falling before the end of the exception period. In determining whether to grant an exception, and the length of any such exception, the Listings Review Committee will consider the Company's specific circumstances, including the likelihood that the filing can be made within the exception period, the Company's past compliance history, the reasons for the late filing, corporate events that may occur within the exception period, the Company's general financial status, and the Company's disclosures to the market. This review will be based on information provided by a variety of sources, which may include the Company, its audit committee, its outside auditors, the staff of the SEC and any other regulatory body.

(F) In the case of a Company or Limited Partnership that fails to hold an annual meeting, the Listings Review Committee may grant an exception for a period not to exceed 360 days from the deadline to hold the annual meeting (one year after the end of the Company's fiscal year).

(2) The Listings Review Committee may consider any failure to meet any quantitative or qualitative standard for continued listing, including failures previously not considered by Staff. The Company will be given written notice of such consideration and an opportunity to respond.

(3) Under the authority described in LTSE Rule 14.101, the Listings Review Committee may subject the Company to additional or more stringent criteria for the continued listing of particular securities based on any event, condition, or circumstance that exists or occurs that makes continued listing of the securities inadvisable or unwarranted in its opinion, even though the securities meet all enumerated criteria for continued listing on the Exchange.

(c) Listings Review Committee Procedures

(1) Decision

After the hearing, the General Counsel, on behalf of the Listings Review Committee, will issue a Decision that meets the requirements of LTSE Rule 14.505(c) and has been approved by at least a majority of the members of the Listings Review Committee in attendance. The Listings Review Committee Decision shall be promptly provided to the Company, and is effective immediately upon issuance, unless it specifies to the contrary. If the Listings Review Committee is deadlocked, the Chair's vote shall count twice, or if the Chair is not in attendance, the vote of the next most senior member of the Listings Review Committee shall count twice.

(2) Form 25 Notification of Delisting

If the Listings Review Committee issues a Decision to delist the Company's securities, LTSE Regulation will immediately take action to suspend trading of the securities, unless the Decision specifies to the contrary, and the Exchange will follow the procedures described in LTSE Rule 14.503 to submit an application on Form 25 to the SEC to strike the security from listing.

(3) Procedures Applicable for Recurring Deficiencies

(A) Listings Review Committee Monitor

The Listings Review Committee may, after a Company regains compliance with all applicable listing standards, monitor the Company's continued compliance for up to one year after the compliance date, if the Listings Review Committee concludes that there is a likelihood that the issuer will fail

to maintain compliance with one or more listing standards during that period. If the Listings Review Committee or LTSE Regulation determines that a Company under Listings Review Committee monitor fails any listing standard during the monitor period, the Staff will issue a Staff Delisting Determination and the General Counsel or his or her designee will promptly schedule a new hearing. The hearing may be oral or written, at the Company's election.

Notwithstanding LTSE Rule 14.501(d)(2), the Company will not be permitted to provide LTSE Regulation with a plan of compliance with respect to any deficiency that arises during the monitor period, and LTSE Regulation will not be permitted to grant additional time for the Company to regain compliance with respect to any deficiency. The Listings Review Committee will consider the Company's compliance history when rendering its Decision.

(B) No Listings Review Committee Monitor

If the Listings Review Committee has not opted to monitor a Company that has regained compliance with the listing standards requiring the Company to maintain certain levels of stockholders' equity or to timely file periodic reports, and within one year of the date the Company regained compliance with such listing standard, LTSE Regulation finds the Company again out of compliance with the requirement that was the subject of the exception, then, notwithstanding LTSE Rule 14.501(d)(2), LTSE Regulation will not allow the Company to provide it with a plan of compliance or grant additional time for the Company to regain compliance. Rather, LTSE Regulation will promptly issue a Staff Delisting Determination, and the Company may request review by the Listings Review Committee. The Listings Review Committee will consider the Company's compliance history when rendering its Decision.

(4) Request for Listings Review Committee Reconsideration

A Company may request, in writing, that the Listings Review Committee reconsider a Listings Review Committee Decision only upon the basis that a mistake of material fact existed at the time of the Listings Review Committee Decision. The Company's request for reconsideration shall be made within seven calendar days of the date of issuance of the Listings Review Committee Decision. A Company's request for reconsideration will not stay a delisting determination or suspension of trading of the Company's securities, unless the Listings Review Committee, before the scheduled date for suspension, issues a written determination staying the suspension and/or reversing the determination to delist.

If the Listings Review Committee grants a Company's reconsideration request, it will issue a modified Decision meeting the requirements of LTSE Rule 14.505(c) within 15 calendar days of the date of the original Listings Review Committee Decision.

Rule 14.503. Finality of Delisting Determination

When the Exchange has made a final determination to delist a Company's securities, it will follow procedures consistent with the Act to strike the security from listing. The Exchange's determination to delist a Company's securities is final when, after a Delisting Determination has been issued, all available reconsideration procedures and periods available under these Rules have expired.

The Exchange will issue a press release and post a notice on its website announcing its final determination to remove a security from listing, consistent with Rule 12d2-2 under the Act. Under Rule 12d2-2, the Exchange must disseminate this public notice not less than 10 days before the delisting becomes effective and maintain the website notice until the delisting is effective. Following the public notification, the Exchange will file an application on Form 25 with the Commission to delist the security, and will promptly provide a copy of that Form 25 to the Company. The delisting of the security becomes effective 10 days after the Form 25 is filed pursuant to Rule 12d2-2(d)(1) under the Act, unless the Commission postpones the delisting pursuant to Rule 12d2-2(d)(3).

Rule 14.504. Rules Applicable to the Listings Review Committee and Advisors

(a) Ex Parte Communications

(1) No Ex parte Communications

No member of the staff of LTSE Regulation or its counsel, and no Company representative will make or knowingly cause to be made an ex parte communication relevant to the merits of a proceeding under this Section to the Listings Review Committee, any member thereof or any Advisor. Similarly, neither the Listings Review Committee, any member thereof nor any Advisor will make or knowingly cause to be made an ex parte communication relevant to the merits of a proceeding to a Company representative, a member of the staff of LTSE Regulation or its counsel.

(2) If an ex parte communication as described in paragraph (1) is made, received or caused to be made, the person making such ex parte communication will place a copy of it, or its substance if it is an oral communication, in the record of the proceeding. Staff of LTSE Regulation or the Company, as applicable, will be

permitted to respond to the ex parte communication, and any response will be placed in the record of the proceeding.

(b) Recusal or Disqualification

No person will participate as a member of the Listings Review Committee, the staff of LTSE Regulation, or Advisor to either thereof, in a matter as to which he or she has a conflict of interest or bias, or circumstances otherwise exist where his or her fairness might reasonably be questioned. In any such case, the person will recuse himself or herself, or will be disqualified. The Chair of the Listings Review Committee shall have authority to order the disqualification of a member of the Listings Review Committee and a majority of the Listings Review Committee excluding the Chair, shall have authority to order the disqualification of the Chair. A Company that has requested a review by the Listings Review Committee shall provide such information as determined by LTSE necessary to enable LTSE and the members of the Listing Review Committee, the staff of LTSE Regulation, or an Advisor to either thereof to determine whether he or she has a conflict of interest or bias, or circumstances otherwise existing where his or her fairness might reasonably be questioned.

Rule 14.505. Adjudicatory Process: General Information

(a) Record on Review

At each proceeding under this Section, the written record may consist of the following items, as applicable: correspondence between the Exchange and the Company; the Company's public filings; information released to the public by the Company; written submissions, exhibits, or requests submitted by either the Company or LTSE Regulation and responses thereto; and any additional information considered by the Listings Review Committee as part of the review process. The written record will be supplemented by the transcript of any hearings held during the review process and all Decisions issued.

At each review under this Section, the Company will be informed of the contents of the written record. The Company will be provided a copy of any documents in the record that were not provided by the Company or are not publicly available, at least three calendar days before the deadline for Company submissions, unless the Company waives this production.

If additional issues arising under Chapter 14 are considered, as permitted by LTSE Rule 14.500, the notice of such consideration and any response to such notice shall be made a part of the record.

(b) Additional Information Requested or Considered

At each proceeding under this Section, the Listings Review Committee, as part of its review:

(1) may request additional information from the Company or LTSE Regulation; and

(2) may consider additional information available from other sources it deems relevant. The Company and LTSE Regulation will be afforded written notice and an opportunity to address the significance of any information requested or considered, and the notice, responses to the notice, and the information considered will be made part of the record.

(c) Contents of Decisions

Each Listings Review Committee written Decision will include:

(1) a statement describing the procedural history of the proceeding, including investigations or reviews undertaken by LTSE Regulation;

(2) the quantitative or qualitative standard that the Company is alleged to have failed to satisfy;

(3) a statement setting forth the findings of fact with respect to the Company;

(4) the conclusions of the Listings Review Committee as to whether the Company has failed to satisfy the quantitative or qualitative standards for initial or continued listing; and

(5) a statement of the Listings Review Committee in support of its disposition of the matter, and, if applicable, the rationale for any exception to the initial or continued listing requirements granted.

(d) Correction of Clerical Errors

The Listings Review Committee may correct clerical or other non-substantive errors in its Decisions either on their own motion or at the request of a Company. A copy of any such corrected Decision will be provided to the Company.

(e) Computation and Adjustment of Time

(1) Except as described in paragraph (B) below, in counting any time under this Section, the day of the act, event, or default from which the period of time begins to run, is not to be included. The last day of the period is included, unless it is a Saturday, Sunday, federal holiday, or Exchange holiday in which case the period

runs until the end of the next day that is not a Saturday, Sunday, federal holiday or Exchange holiday.

(2) When Staff determines whether a deficiency has occurred with respect to the Price, Market Value of Listed Securities, or Market Value of Publicly Held Shares requirements, the first trading day that the Price or Market Value is below required standards is included in computing the total number of consecutive trading days of default. Similarly, when Staff determines whether a Company has regained compliance with the Price, Market Value of Listed Securities, or Market Value of Publicly Held Shares requirements, the first trading day that the Price or Market Value is at or above required standards is included in computing the total number of consecutive trading days.

(3) If the Office of General Counsel determines that notice required to be provided under this Section was not properly given or that other extenuating circumstances exist, the Office of General Counsel may adjust the periods of time provided by the rules for the filing of written submissions, the scheduling of hearings, or the performance of other procedural actions by the Company or the Listings Review Committee, as applicable, to allow the Company or the Listings Review Committee the time contemplated by these rules.

(4) A Company may waive any notice period specified in this Section.

(f) Delivery of Documents

Delivery of any document under this Section may be made by electronic delivery, hand delivery, facsimile, regular mail, or overnight courier. Delivery will be considered timely if the electronic delivery, hand delivery, fax, or overnight courier is received on or before the relevant deadline. If a Company has not specified a facsimile number, e-mail address, or street address, delivery will be made to the last known facsimile number, e-mail address, and street address. If a Company is represented by counsel or a representative, delivery may be made to the counsel or representative.

(g) Document Retention Procedures

Any document submitted to the Exchange in connection with a proceeding under this Section will be retained in accordance with applicable record retention policies.

(h) Documentation of Decisions

LTSE Regulation or the Advisor to the Listings Review Committee, as applicable, shall document the date on which a Decision with respect to a Company is implemented.

(i) Re-Listing of a Company

A Company that has been the subject of a Decision by the Listings Review Committee to delist such Company shall be required, prior to re-listing, to comply with the requirements for initial listing. A Company that has been suspended but that has not been the subject of such a Decision shall be required, prior to re-listing, to comply with requirements for continued listing.

(j) Voluntary Delisting

(1) A Company may voluntarily terminate its listing upon compliance with all requirements of Rule 12d2-2(c) under the Act. In part, Rule 12d2-2(c) requires that the Company may delist by filing an application on Form 25 with the Commission, provided that the Company: (i) complies with all applicable laws in effect in the state in which it is incorporated and with the applicable LTSE Rules; (ii) provides notice to the Exchange no fewer than 10 days before the Company files the Form 25 with the Commission, including a statement of the material facts relating to the reasons for delisting; and (iii) contemporaneous with providing notice to the Exchange, publishes notice of its intent to delist, along with its reasons therefore, via a press release and on its web site, it if has one. Any notice provided on the Company's web site pursuant to Rule 12d2-2(c) must remain available until the delisting has become effective. The Company must also provide a copy of the Form 25 to the Exchange simultaneously with its filing with the Commission. The Exchange will provide notice on its web site of the Company's intent to delist as required by Rule 12d2-2(c)(3).

(2) A Company that seeks to voluntarily delist a class of securities pursuant to LTSE Rule 14.505(j)(1) that has received notice from the Exchange, pursuant to LTSE Rule 14.500 or otherwise, that it fails to comply with one or more requirements for continued listing, or that is aware that it is below such continued listing requirements notwithstanding that it has not received such notice from the Exchange, must disclose this fact (including the specific continued listing requirement that it is below) in: (i) its statement of all material facts relating to the reasons for withdrawal from listing provided to the Exchange along with written notice of its determination to withdraw from listing required by Rule 12d2-2(c)(2)(ii) under the Act; and (ii) its press release and web site notice required by Rule 12d2-2(c)(2)(iii) under the Act.

(k) Disclosure of Public Reprimand Letter

A Company that receives a Listings Review Committee Decision that serves as a Public Reprimand Letter must make a public announcement by filing a Form 8-K, where required

by SEC rules, or by issuing a press release disclosing the receipt of the Decision, including the Rule(s) upon which the Decision was based. As described in LTSE Rule 14.207(b)(1) and Supplementary Material .01 to LTSE Rule 14.207, the Company must notify the LTSE Regulation about the announcement through the electronic disclosure submission system available on the Exchange's Web site, except in emergency situations when notification may instead be provided by telephone or facsimile. If the public announcement is made during System Hours (as defined in LTSE Rule 1.160(qq)), the Company must notify LTSE Regulation at least ten minutes prior to the announcement. If the public announcement is made outside of System Hours (as defined in LTSE Rule 1.160(qq)), the Company must notify LTSE Regulation of the announcement at least ten minutes prior to the start of System Hours (as defined in LTSE Rule 1.160(qq)). The Company should make the public announcement as promptly as possible but not more than four business days following receipt of the Decision.

(l) Disclosure by LTSE

In order to maintain the quality of and public confidence in its market and to protect investors and the public interest, LTSE may, at any level of a proceeding under this LTSE Rule 14.500, make a public announcement, including by press release, describing a notification, Public Reprimand Letter, Staff Delisting Determination, Adjudicatory Body Decision, or other event involving a Company's listing or trading on LTSE.

Rule Series 14.600. Listed Company Fees

Rule 14.601. Reserved.

CHAPTER 15. DUES, FEES, ASSESSMENTS, AND OTHER CHARGES; EFFECTIVE DATE

Rule 15.110. Authority to Prescribe Dues, Fees, Assessments, and Other Charges

(a) Generally. The Exchange may prescribe such reasonable dues, fees, assessments, or other charges as it may, in its discretion, deem appropriate. Such dues, fees, assessments, and charges may include membership dues, transaction fees, communication and technology fees, regulatory charges, listing fees, and other fees and charges as the Exchange may determine. All such dues, fees, and charges shall be equitably allocated among Members, issuers, and other persons using the Exchange's facilities.

(b) Regulatory Transaction Fee. Under Section 31 of the Act, the Exchange must pay certain fees to the Commission. To help fund the Exchange's obligations to the Commission under Section 31, this Regulatory Transaction Fee is assessed to Members. To the extent there may be any excess monies collected under this LTSE Rule 15.110, the Exchange may retain those monies to help fund its general operating expenses. Each Member engaged in executing transactions on the Exchange shall pay, in such manner and at such times as the Exchange shall direct, a Regulatory Transaction Fee equal to (i) the rate determined by the Commission to be applicable to covered sales occurring on the Exchange in accordance with Section 31 of the Act multiplied by (ii) the Member's aggregate dollar amount of covered sales occurring on the Exchange during any computational period.

(c) Trading Fees. The Exchange will provide Members with notice of all relevant dues, fees, assessments, and charges of the Exchange. Such notice may be made available to Members on the Exchange's website or by any other method deemed reasonable by the Exchange.

(d) Connection Fees. To the extent the Exchange is charged a fee by a third party that results directly from a Member cross-connecting its trading hardware to the Exchange's System from another trading center's system that is located in the same data center as the Exchange, the Exchange will pass that fee on, in full, to the Member.

Rule 15.120. Collection of Exchange Fees and Other Claims and Billing Policy

(a) Each LTSE Member, and all applicants for registration as such, shall be required to provide a clearing account number for an account at the National Securities Clearing Corporation ("NSCC") for purposes of permitting the Exchange to debit any undisputed or final fees, fines, charges, and/or other monetary sanctions or other

monies due and owing to the Exchange or other charges pursuant to LTSE Rule 15.110, including the Exchange Fee Schedule thereto; Regulatory Transaction Fees pursuant to LTSE Rule 15.110(b); dues, assessments and other charges pursuant to LTSE Rule 2.200 to the extent the Exchange were to determine to charge such fees; and fines, sanctions, and other charges pursuant to Chapters 8 and 9 of the LTSE Rulebook, which are due and owing to LTSE. If an LTSE Member disputes an invoice, the Exchange will not include the disputed amount in the debit if the Member has provided written notification of the dispute to the LTSE Accounting Department at accounting@ltse.com by the later of the 25th of the month (or the following business day if the 25th is not a business day) or ten days after the date the electronic invoice was sent to the Member, and the amount in dispute is at least $10,000 or greater.

(b) All pricing disputes concerning fees, which are listed in paragraph (a), billed by the Exchange must be submitted to the Exchange in writing and must be accompanied by supporting documentation. All pricing disputes must be submitted no later than sixty (60) days after receipt of a billing invoice.

***** ***Supplementary Material*** ****

.01 Fees Collected by FINRA.

The Exchange will not debit fees due to FINRA pursuant to LTSE Rule 15.110(a), which are collected and retained by FINRA.

CHAPTER 16. RESERVED

Exhibit C

Long-Term Stock Exchange, Inc.
Date of filing: April 3, 2019
Date as of which the information is accurate: April 3, 2019

Exhibit C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

Restructuring of LTSE Ownership Structure

At the time that the Long-Term Stock Exchange, Inc. ("LTSE" or the "Exchange") initially filed its Form 1 on November 9, 2018 (the "Initial Form 1"), LTSE was wholly owned by LTSE Holdings, Inc. ("LTSEH"). In addition to owning LTSE, LTSEH engages, or plans to engage, in other business activities that do not involve the ownership or operation of a national securities exchange. For example, LTSEH provides software tools and expects to provide other services in the future to companies, unrelated to and whether or not such company is listed on LTSE. Since filing the Initial Form 1, LTSEH has determined that it would be more appropriate for these non-exchange activities to be performed by an entity outside of the chain of ownership of a national securities exchange. As a result, LTSE and its affiliates have developed a plan and begun implementing a series of steps to restructure the ownership of LTSE to separate its ownership from the non-exchange activities performed by LTSEH.

Specifically, since the filing of the Initial Form 1, LTSEH has created a new wholly owned subsidiary, LTSE Group, Inc. ("LTSEG"), which is now an intermediate holding company that wholly owns LTSE. On or before the date of SEC approval of LTSE as a national securities exchange, LTSEH expects to dividend to its stockholders, pro rata, 100% of the common stock of LTSEG. As a result, these stockholders would directly own (i) LTSEH, which contains the non-exchange business activities, and (ii) LTSEG, which will be the ultimate parent company of LTSE. Further, LTSEH will file an amendment to its certificate of incorporation to change its name to LTSE Services, Inc. ("LTSE Services"), reflecting that it is no longer the holding company for the LTSE, but a separate services business.

Attached as Addendum C-1 are ownership structure charts that illustrate the ownership of LTSE as of the Initial Form 1, as of the filing of this amendment to LTSE's Form 1 and on or before the date of SEC approval of LTSE as a national securities exchange.

LTSE notes that the limitations on concentrations of ownership and voting typically contained in the governing documents of the ultimate parent company of a national securities exchange (the "Ownership and Voting Limitations"), which were previously proposed to be included in the certificate of incorporation of LTSEH, will no longer be included in governing documents of LTSE Services (formerly known as LTSEH), because this entity would not be the ultimate parent company of a national securities exchange. Instead the Ownership and Voting Limitations are proposed to be contained in the certificate of incorporation of LTSE Group (see Exhibit C-2 below), as this entity

will be the ultimate parent of LTSE following this restructuring. Specifically, subparagraph (A) of Article IX(A)(2)(b)(i) provides that no investor in LTSEG may own, directly or indirectly, more than 40% of any class of securities of LTSEG, subparagraph (B) provides that no Exchange member may own, directly or indirectly, more than 20% of any class of securities of LTSEG and subparagraph (C) provides that no one is permitted to vote, directly or indirectly, more than 20% of the voting power of the then issued and outstanding capital stock of LTSEG.

LTSE Group, Inc. (LTSEG)

1. Name and address of organization.
   - LTSEG is located at 300 Montgomery Street, Suite 790, San Francisco, CA 94109
2. Form of organization (e.g., association, corporation, partnership, etc.).
   - LTSEG is a corporation
3. Name of state and statute citation under which organized. Date of incorporation in present form.
   - LTSEG is formed under the laws of Delaware, under Section 102 of the Delaware General Corporate Law. LTSEG was incorporated on February 1, 2019.
4. Brief description of nature and extent of affiliation.
   - LTSEG is the parent company of LTSE and owns 100% of its common stock.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
   - LTSEG is a holding company which owns 100% of the equity of the Exchange. LTSEG is the entity through which the ultimate owners of the Exchange will hold their ownership interest in the Exchange. LTSEG is the primary employer of all LTSE personnel. Although LTSEG will not itself carry out regulatory functions, its activities with respect to the operation of the Exchange must be consistent with, and not interfere with, the Exchange's self-regulatory obligations. The proposed LTSEG corporate governance documents include provisions that are designed to maintain the independence of the Exchange's self-regulatory function from LTSEG, enable the Exchange to operate in a manner that complies with federal securities laws, including the objectives of Sections 6(b) and 19(g) of the Act, and facilitate the ability of the SEC to fulfill its regulatory and oversight obligations under the Act. For example, under the proposed corporate governance documents, LTSEG submits to the SEC's jurisdiction with respect to activities relating to the Exchange, and agrees to provide to the SEC and the Exchange access to its books and records that are related to the operation or administration of the Exchange. In addition, to the extent they are related to the operation or administration of the Exchange, the books, records, premises, officers, directors, agents, and employees of LTSEG shall be deemed to be the books, records, premises, officers, directors, agents and employees of the Exchange for the purposes of, and subject to oversight pursuant to, the Act. LTSEG also agrees to keep confidential non-public information relating to the self-regulatory function of the Exchange and not to use such information for any non-regulatory purpose. In addition, the board of directors of LTSEG, as well as its officers, employees, and agents, are required to give due regard to the preservation of the independence of the Exchange's self-regulatory function. Further, the proposed LTSEG Amended and Restated Certificate of Incorporation and Bylaws require that any

changes to such documents be submitted to the Board of Directors of the Exchange, and if such amendment is required to be filed with the SEC pursuant to Section 19(b) of the Act, such change shall not be effective until filed with, or filed with and approved by, the SEC. The proposed LTSEG Amended and Restated Certificate of Incorporation includes restrictions on the ability to own and vote shares of LTSEG. These limitations are designed to prevent any shareholder from exercising undue control over the operation of the Exchange and to assure that the Exchange and the SEC are able to carry out their regulatory obligations under the Act.

6. A copy of the constitution.
   - This is inapplicable

7. A copy of the articles of incorporation or association including all amendments.
   - Attached as Addendum C-1 is the proposed Amended and Restated Certificate of Incorporation of LTSEG, which will be effective on or before the date of SEC approval of LTSE as a national securities exchange.

8. A copy of existing by-laws or corresponding rules or instruments.
   - Attached as Addendum C-2 are the proposed Bylaws of LTSEG, which will be effective on or before the date of SEC approval of LTSE as a national securities exchange.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

Name	**Corporate Title**	**Functional Title**
Eric Ries	Officer / Board Member	President and Secretary
John Bautista	Board Member	N/A
Brian Singerman	Board Member	N/A

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.
   - Association with the Exchange has not ceased during the previous year.

LTSE Holdings, Inc. (LTSE Services)

1. Name and address of organization.
   - LTSE Services is located at 300 Montgomery Street, Suite 790, San Francisco, CA 94109. On or before the date of SEC approval of LTSE as a national securities exchange, LTSE Services will file an amendment to its certificate of incorporation to change its name to LTSE Services, Inc.

2. Form of organization (e.g., association, corporation, partnership, etc.).
   - LTSE Services is a corporation.

3. Name of state and statute citation under which organized. Date of incorporation in present form.
   - LTSE Services is formed under the laws of Delaware, under Section 102 of the Delaware General Corporate Law. LTSE Services was incorporated on August 30, 2012.

4. Brief description of nature and extent of affiliation.
   - LTSE Services is currently the parent company of LTSEG, but will dividend out the common stock in LTSEG to its stockholders on or before the date of SEC approval of LTSE as a national securities exchange.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

- LTSE Services is a software business providing tools to companies and investors designed to help founders and their employees through all stages of a company's life cycle. Currently, LTSE Services focuses on creating user-friendly software products for its clients that drive financial and other solutions that can be specialized or scaled for broad commercial application. LTSE Services currently has approximately 20,000 users, mostly early stage companies. LTSE Services continues to develop new products that provide value to companies in different stages of their lifecycles. It is contemplated that the Exchange will become one of LTSE Services' customers and license exchange software from LTSE Services. The Exchange will operate any software licensed from LTSE Services, while leveraging LTSE Services' technological expertise to support the Exchange's software needs. The Exchange will have controls in place to maintain confidentiality of any regulatory information belonging to the Exchange, and any LTSE Services employees that may also perform activities on behalf of the Exchange, such as additional software development or technical support, will be subject to strict informational barriers and non-disclosure agreements intended to safeguard any Exchange-related information that comes into their possession.

6. A copy of the constitution.

- This is inapplicable.

7. A copy of the articles of incorporation or association including all amendments.

- Attached as Addendum C-3 is the Amended and Restated Certificate of Incorporation of LTSE Services, which will be effective on or before the date of SEC approval of LTSE as a national securities exchange.

8. A copy of existing by-laws or corresponding rules or instruments.

- Attached as Addendum C-4 are the Bylaws of LTSE Services, which will be effective on or before the date of SEC approval of LTSE as a national securities exchange.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

Name	**Corporate Title**	**Functional Title**
Eric Ries	Officer / Board Member	President, Chief Executive Officer and Treasurer
John Bautista	Officer / Board Member	Secretary
Michelle Greene	Officer	Chief Policy Officer
Holly Grant	Officer	VP Operations
Martin Alvarez	Officer	Chief Commercial Officer and Global Head of Listings
Brian Singerman	Board Member	N/A

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

- Association with the Exchange has not ceased during the previous year.

LTSE Listings, Inc. (LTSEL)

LTSE Services also owned 100% of the equity of LTSE Listings, Inc. (“LTSEL”). LTSEL was created in order to form an arrangement with the Investors’ Exchange LLC (“IEX”) in connection with the establishment by IEX of an optional listing category on IEX using listing standards initially developed by LTSEL and its affiliates. See SR-IEX-2018-06. This arrangement will no longer move forward. As a result, LTSEL has been dissolved.

Addenda

Addendum C-1

LTSE Ownership Structure

Charts

LTSE Ownership Structure as of the date of LTSE's Initial Form 1


Investors
(Separately, not through a collective vehicle)
LTSE Holdings, Inc.
100%
Long-Term Stock Exchange, Inc.

LTSE Ownership Structure as of the date of Amendment 1 to LTSE's Initial Form 1[(1)]



Investors
(Separately, not through a collective vehicle)
LTSE Holdings, Inc.
100%
LTSE Group, Inc.
100%
Long-Term Stock Exchange, Inc.

(1) As an interim step in the reorganization, LTSEH formed a new subsidiary, LTSE Group, Inc., and then contributed its ownship of LTSE to LTSE Group, Inc., such that LTSE is wholly owned by LTSE Group, Inc.

Proposed LTSE Ownership Structure on or before the date of SEC approval of LTSE's Form 1[(1)]


Existing Investors
(Separately, not through a collective vehicle)
Each < 40% equity
Each < 20% voting(2)
LTSE Group, Inc. (LTSE Group)
LTSE Services, Inc.(3)
(formerly known as LTSE Holdings, Inc.)
(Non-Exchange Activity)
100%
Long-Term Stock Exchange, Inc.

---

(1) As the final steps in the reorganization, LTSE Holdings, Inc. will (i) dividend its ownership of LTSE Group to its existing investors, and (ii) will changes its name to LTSE Services, Inc.

(2) The LTSE Group charter provides that there are two authorized classes of securities, common stock and preferred stock (although LTSE expects that only common stock will be issued at the time of the SEC's approval of LTSE's Form 1). Both classes of stock have one vote per share. No investor in LTSE Group will own, directly or indirectly, more than 40% of either class of securities. Only one investor, Eric Ries, will own more than 20% of LTSE Group's common stock; however, the LTSE Group charter will provide that so long as LTSE Group controls a national securities exchange, among other things, no one, including Mr. Ries, is permitted to vote more than 20% of the capital stock of LTSE Group. In addition, the LTSE Group charter will not contain any provisions granting any directors voting rights that exceed those of any other director (*i.e.*, there will be no super-voting directors). As a result of the foregoing, LTSE believes that the ownership and voting structure of LTSE Group will be consistent with the ownership and voting limitations typically contained in the governance documents of ultimate holding companies of national securities exchanges, and that will be included in the LTSE Group charter.

(3) Upon completion of the restructuring of LTSE's ownership, the ownership and voting structure for LTSE Services, Inc. (formerly named LTSE Holdings, Inc.) will continue to have the *existing* ownership and voting structure of LTSE Holdings, Inc. As such, the certificate of incorporation of LTSE Services, Inc. will not contain any ownership or voting limitations.

Addendum C-2

LTSE Group, Inc. Certificate

of Incorporation

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

OF

LTSE GROUP, INC.

The undersigned, Eric Ries, hereby certifies that:

1. The undersigned is the duly elected and acting President of LTSE Group, Inc., a Delaware corporation.

2. The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on February 1, 2019.

3. The Certificate of Incorporation of this corporation shall be amended and restated to read in full as follows:

ARTICLE I

"The name of this corporation is LTSE Group, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 1209 Orange Street, in the city of Wilmington, county of New Castle, Zip Code 19810. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

(A) **Classes of Stock.** The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Series A Preferred Stock." The total number of shares which the Corporation is authorized to issue by Amended and Restated Certificate of Incorporation (the "Restated Certificate") is 125,000,000 shares, each with a par value of $0.00001 per share. 100,000,000 shares shall be Common Stock and 25,000,000 shares shall be Preferred Stock.

(B) **Powers, Preferences, Special Rights and Restrictions of Preferred Stock.** The Preferred Stock authorized by this Restated Certificate shall be divided into series as provided herein. 25,000,000 shares of Preferred Stock shall be designated "Series A Preferred Stock". The powers, preferences, special rights and restrictions granted to and imposed on the Series A Preferred Stock are as set forth below in this Article IV(B).

1. **Definitions.**

(a) **"Original Issue Price"** shall mean the original price per share paid to the Corporation by cash, check, wire transfer, cancellation of indebtedness or any combination of the foregoing for each share of Series A Preferred Stock in accordance with a written agreement with the Corporation setting forth the purchase price per share of such share of Series A Preferred Stock (subject to adjustment from time to time for recapitalizations as set forth elsewhere herein).

2. **Liquidation.**

(a) **Preference.** In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to the Original Issue Price (as adjusted for stock splits, stock dividends, reclassification and the like) for each outstanding share of Series A Preferred Stock, then held by them, plus any declared but unpaid dividends on such shares. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of Series A Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive under this Section 2(a).

(b) **Remaining Assets.** Upon the completion of the distribution required by Article IV(B)2(a) above, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each.

(c) **Deemed Conversion.** Notwithstanding the above, for purposes of determining the amount each holder of shares of Series A Preferred Stock is entitled to receive with respect to a Liquidation Transaction, as defined below, each such holder of shares of Series A Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the Liquidation Transaction if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Series A Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Series A Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Series A Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

(d) **Certain Acquisitions.**

(i) **Deemed Liquidation.** For purposes of this Article IV(B)(2), a "Liquidation Transaction" shall be deemed to occur if the Corporation shall (I) sell,

convey, exclusively license or otherwise dispose of all or substantially all of its assets, property or business, (II) merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation), or (III) effect a liquidation, dissolution or winding up of the Corporation pursuant to the applicable provisions of Section 275 of the Delaware General Corporation Law; provided, however that none of the following shall be considered a Liquidation Transaction: (A) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (B) a bona fide equity financing in which the Corporation is the surviving corporation or (C) a transaction in which the stockholders of the Corporation immediately prior to the transaction have sufficient rights (by law or contract) to elect or designate 50% or more of the directors of the surviving or acquiring entity following the transaction (as appropriately adjusted for any disparate director voting rights). In the event of a Liquidation Transaction pursuant to the provisions of subsection (II) above, all references in this Article IV(B)1 to "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. Nothing in this subsection (i) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation. Notwithstanding the foregoing, the treatment of any transaction as a Liquidation Transaction may be waived by the vote or written consent of the holders of at least a majority of the Corporation's outstanding Series A Preferred Stock, voting together as a single class on an as-converted basis.

(ii) **Valuation of Consideration.** In the event of a Liquidation Transaction, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities or property shall be valued as determined in good faith by the Board of Directors. Notwithstanding the foregoing, the methods for valuing non-cash consideration to be distributed in connection with a Liquidation Transaction shall, with the appropriate approval by the stockholders under the Delaware General Corporation Law of the definitive agreements governing such Liquidation Transaction be superseded by the determination of such value set forth in the definitive agreements governing such Liquidation Transaction.

3. **Redemption.** Except as set forth in Article IX, the Series A Preferred Stock is not mandatorily redeemable.

4. **Conversion.** The holders of shares of Series A Preferred Stock shall be entitled to conversion rights as follows:

(a) **Right to Convert.** Subject to Article IV(B)4(c) below, each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to the Series A Preferred Stock) in the case of the Series A Preferred Stock, by the Conversion Price applicable to such shares (such quotient is referred to herein as the "Conversion Rate"), determined as hereafter provided, in effect on (i) the date the certificate is surrendered for conversion or (ii) in the case of

uncertificated securities, the date the notice of conversion is received by the Corporation. The initial Conversion Price per share shall be the Original Issue Price in the case of the Series A Preferred Stock. Such initial Conversion Prices shall be subject to adjustment as set forth in Article IV(B)4(d) below.

(b) **Automatic Conversion.** Each share of Series A Preferred Stock shall automatically be converted into such number of shares of Common Stock equal to the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided below in Article IV(B)4(c) below, the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act") or (ii) the date, or upon the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Series A Preferred Stock, voting together as a single class on an as-converted basis.

(c) **Mechanics of Conversion.** Before any holder of Series A Preferred Stock shall be entitled to convert such Series A Preferred Stock into shares of Common Stock pursuant to Article IV(B)(4)(a), the holder shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the shares of Common Stock are to be issued and, in the case of Series A Preferred Stock represented by a certificate, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such series of Series A Preferred Stock. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series A Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates or, upon request in the case of uncertificated securities, a notice of issuance, for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of certificates, or in the case of uncertificated securities, on the date such notice of conversion is received by the Corporation, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Series A Preferred Stock shall not be deemed to have converted such Series A Preferred Stock until immediately prior to the closing of such sale of securities.

(d) **Conversion Price Adjustments of Series A Preferred Stock for Splits and Combinations.** The Conversion Price of the Series A Preferred Stock shall be subject to adjustment from time to time as follows:

(i) **Stock Splits and Combinations.** In the event the Corporation should at any time after the filing date of this Certificate fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock, then, as of such record date (or the date of such split or subdivision if no record date is fixed), the Conversion

Price of each series of Series A Preferred Stock that is convertible into Common Stock shall be appropriately proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the number of shares of Common Stock outstanding at any time after the filing date of this Certificate is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination (or the date of such combination if no record date is fixed), the Conversion Price for each series of Series A Preferred Stock that is convertible into Common Stock shall be appropriately proportionally increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding.

(ii) **Dividends.** In the event the Corporation should at any time after the filing date of this Certificate fix a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock without payment of any consideration by such holder for the additional shares of Common Stock, then, as of such record date (or the date of such dividend distribution if no record date is fixed), the Conversion Price of each series of Series A Preferred Stock that is convertible into Common Stock shall be appropriately proportionally decreased by multiplying the Conversion Price then in effect by a fraction:

(A) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(B) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Series A Preferred Stock that is convertible into Common Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Series A Preferred Stock that is convertible into Common Stock shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of a series of Series A Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Series A Preferred Stock had been converted into Common Stock on the date of such event.

(e) **Other Distributions.** In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Article IV(B)4(d)(i) above, then, in each such case for the purpose of Article IV(B)4(d)(ii),

the holders of each series of Series A Preferred Stock that is convertible into Common Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Series A Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution (or the date of such distribution if no record date is fixed).

(f) **Recapitalizations.** If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in Article IV(B)2 above or this Article IV(B)(4) provision shall be made so that the holders of Series A Preferred Stock shall thereafter be entitled to receive upon conversion of such Series A Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Article IV(B)4 with respect to the rights of the holders of such Series A Preferred Stock after the recapitalization to the end that the provisions of this Article IV(B)4 (including adjustment of the Conversion Price then in effect and the number of shares issuable upon conversion of such Series A Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(g) **No Fractional Shares and Notice as to Adjustments.**

(i) No fractional shares shall be issued upon the conversion of any share or shares of Series A Preferred Stock, and the number of shares of Common Stock to be issued to a particular stockholder shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, the Corporation shall, in lieu of issuing any such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Series A Preferred Stock pursuant to this Article IV(B)4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Series A Preferred Stock a notice setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of such Series A Preferred Stock, furnish or cause to be furnished to such holder a notice setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Series A Preferred Stock at the time in effect and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of such series of Series A Preferred Stock.

(h) **Notices of Record Date.** In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Series A Preferred Stock, at least 10 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(i) **Reservation of Stock Issuable Upon Conversion.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of each series of Series A Preferred Stock that is convertible into Common Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such series of Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such series of Series A Preferred Stock, in addition to such other remedies as shall be available to the holder of such Series A Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate.

(j) **Notices.** Any notice required by the provisions of this Article IV(B)4 to be given to the holders of shares of Series A Preferred Stock shall be deemed given if deposited in the U.S. mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation or delivered by electronic transmission in accordance with Section 232 of the General Corporation Law of the State of Delaware to the holder of Series A Preferred Stock using the contact information previously provided by such holder to the Corporation..

5. **Dividend Rights.** Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors, pro rata among the holders of Series A Preferred Stock and Common Stock based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Preferred Stock into Common Stock), calculated on the record date for determination of holders entitled to such dividend.

6. **Voting Rights and Powers.** Except as expressly provided by this Certificate or as provided by law, the holders of Series A Preferred Stock shall be entitled to the same voting rights as the holders of the Common Stock and to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the holders of Series A Preferred Stock shall vote together as a single class on all matters.

Except as provided in Article IX(A)2 below, each holder of Series A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series A Preferred Stock held by each holder could be converted) shall be rounded down to the nearest whole number.

7. **Status of Converted Stock.** In the event any shares of Series A Preferred Stock shall be converted pursuant to Article IV(B)4 above hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation. The Corporation shall take all such actions as are necessary to cause this Certificate to be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock and the authorized shares of Series A Preferred Stock.

8. **Waiver of Rights.** Except as otherwise set forth in this Certificate, any of the rights, powers, preferences and other terms of a particular series of Series A Preferred Stock set forth herein may be waived (either prospectively or retrospectively) on behalf of all holders of such series of Series A Preferred Stock and with respect to all shares of such series of Series A Preferred Stock by the approval (by vote or written consent, as provided by law) of the holders of a majority of the shares of such series of Series A Preferred Stock then outstanding.

(C) **Common Stock.**

1. **Dividend Rights.** Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2. **Liquidation Rights.** Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Article IV(B)2 above.

3. **Redemption.** Except as set forth in Article IX, the Common Stock is not redeemable.

4. **Voting Rights and Powers.** Except as provided in Article IX(A)2 below, each holder of Common Stock shall be entitled to the right to one vote per share of Common Stock, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

ARTICLE V

Except as otherwise set forth herein, the Board of Directors of the Corporation is expressly authorized to make, alter or repeal Bylaws of the Corporation.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

(A) To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C) Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VIII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE IX

(A) **Exchange Provisions.**

1. **Amendment of Certificate of Incorporation.** For so long as the Corporation shall control, directly or indirectly, any national securities exchange registered under Section 6 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with the Securities and Exchange Commission (the "Commission") that is a direct or indirect subsidiary of the Corporation (hereinafter, any such national securities exchange shall be referred to generally as an "Exchange"), before any amendment to or repeal of any provision of this Restated Certificate shall be effective, those changes shall be submitted to the board of directors of such Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Exchange Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to this Restated Certificate shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

2. **Limitations on Transfer, Ownership and Voting.** For so long as the Corporation shall control, directly or indirectly, any Exchange, in addition to any limitations on the transfer of shares of the Corporation's capital stock set forth herein or in the Bylaws, the following shall apply to the fullest extent permitted by law:

(a) **Definitions.** As used in this Article IX:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Exchange Act; (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation; (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in any Exchange (hereinafter, any such Person, an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act) or a

director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term “beneficially own”, “own beneficially” or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Exchange Act.

(b) **Limitations.**

(i) For so long as the Corporation shall control, directly or indirectly, an Exchange except as provided in clause (ii) below:

(A) no Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) no Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) (1) no Person, either alone or together with its Related Persons, at any time shall be entitled to vote or cause the voting of shares of the capital stock of the Corporation, in person or by proxy or through any voting agreement or other arrangement, to the extent that such shares represent in the aggregate more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation (such threshold being hereinafter referred to as the “Voting Limitation”) and the Corporation shall disregard any such votes purported to be cast in excess of the Voting Limitation, and (2) if any Person, either alone or together with its Related Persons, is a party to any agreement, plan or other arrangement relating to shares of stock of the Corporation entitled to vote in any matter with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, but for this Section 2 of Article IX, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power (assuming that all shares of stock of the Corporation that are subject to such agreement, plan or other arrangement are not treated as having voting power) (the “Recalculated Voting Limitation”), then the Person, either alone or together with its Related Persons, shall not be entitled to vote or cause the voting of shares of stock of the Corporation, in person or by proxy or through any voting agreement or other arrangement, to the extent that such shares represent in the aggregate more than the Recalculated Voting Limitation, and the Corporation shall disregard any such votes purported to be cast in excess of the Recalculated Voting Limitation.

(D) This Section 2 of Article IX shall not apply to (x) any solicitation of any revocable proxy from any stockholder of the Corporation by or on behalf of the Corporation or by any officer or director of the Corporation acting on behalf of the Corporation or (y) any solicitation of any revocable proxy from any stockholder of the Corporation by any other stockholder that is conducted pursuant to, and in accordance with, Regulation 14A promulgated pursuant to the Exchange Act (other than a solicitation pursuant to Rule 14a-2(b)(2) promulgated under the Exchange Act, with respect to which Section 2 of Article IX shall apply).

(E) For purposes of this Section 2 of Article IX, no Person shall be deemed to have any agreement, arrangement or understanding to act together with respect to voting shares of stock of the Corporation solely because such Person or any of such Person's Related Persons has or shares the power to vote or direct the voting of such shares of stock as a result of (x) any solicitation of any revocable proxy from any stockholder of the Corporation by or on behalf of the Corporation or by any officer or director of the Corporation acting on behalf of the Corporation or (y) any solicitation of any revocable proxy from any stockholder of the Corporation by any other stockholder that is conducted pursuant to, and in accordance with, Regulation 14A promulgated pursuant to the Exchange Act (other than a solicitation pursuant to Rule 14a-2(b)(2) promulgated under the Exchange Act, with respect to which Section 2 of Article IX shall apply), except if such power (or the arrangements relating thereto) is then reportable under Item 6 of Schedule 13D under the Exchange Act (or any similar provisions of a comparable or successor report).

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock).

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of an Exchange to carry out its functions and responsibilities as an "exchange" under the Exchange Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and the Exchange, and that it will not impair the ability of the Commission to enforce the Exchange Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and the rules and regulations promulgated thereunder, and the governance of the applicable Exchange.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any of the actions or events described in Section 3(a)(39)(A)–(F) of the Exchange Act.

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to vote or cause the voting of shares of the capital stock of the Corporation in person or by proxy or through any voting agreement or other arrangement in excess of the Voting Limitation or the Recalculated Voting Limitation, as applicable, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board of Directors shall expressly consent), before the proposed ownership of such shares, or the proposal to vote or cause the voting of such shares in person or by proxy or through any voting agreement or other arrangement, of its intention to do so.

(c) **Required Notices.**

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article IX shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty

percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors shall have the right to require any Person reasonably believed to be subject to and in violation of this Article IX to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article IX as may reasonably be requested of such Person.

(d) **Effect of Purported Transfers and Voting in Violation of this Article IX.** If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article IX, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article IX and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote or cause the voting of shares, in person or by proxy, that would violate the provisions of this Article IX, then the Corporation shall disregard such vote to the extent that such provisions would be violated.

(e) **Right to Redeem Shares Purportedly Transferred in Violation of this Article IX.** If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article IX, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article IX for a price per share equal to the par value of those shares. The number of shares to be redeemed by the Corporation pursuant to the foregoing provision shall be calculated by the Corporation after taking into account that such redeemed shares shall become treasury shares and shall no longer be deemed to be outstanding. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. From and after the redemption date (unless the Corporation shall default in providing funds for the payment of the redemption price) the shares of redeemed stock which have been redeemed by the Corporation as aforesaid shall become treasury shares and

shall no longer be deemed to be outstanding, and all rights of the holder of such redeemed stock as a stockholder of the Corporation (except the right to receive from the Corporation the redemption price against delivery to the Corporation of evidence of ownership of such shares) shall cease. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock. In the event that any redemption has resulted in any additional stockholder owning such number of shares of the Corporation that is in violation of the provisions of this clause (e), the Corporation shall have the right to and shall promptly after confirming such violation, redeem such shares pursuant to the provisions of this clause (e)."

* * *

The foregoing Amended and Restated Certificate of Incorporation has been duly adopted by this corporation's Board of Directors and stockholders in accordance with the applicable provisions of Sections 228, 242 and 245 of the Delaware General Corporation Law.

Executed at Menlo Park, California on _________ __, 201_.

____

Eric Ries, President

Addendum C-3

LTSE Group, Inc. Bylaws

BYLAWS

OF

LTSE GROUP, INC.

BYLAWS

OF

LTSE GROUP, INC.

ARTICLE I

CORPORATE OFFICES

1.1 Offices

In addition to the corporation's registered office set forth in the certificate of incorporation, the Board of Directors may at any time establish other offices at any place or places where the corporation is qualified to do business.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1 Place Of Meetings

Meetings of stockholders shall be held at any place, within or outside the state of Delaware, designated by the Board of Directors. The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law. In the absence of any such designation or determination, stockholders' meetings shall be held at principal place of business of the corporation.

2.2 Annual Meeting

The annual meeting of stockholders shall be held on such date, time and place, either within or without the state of Delaware, as may be designated by resolution of the Board of Directors each year. At the meeting, directors shall be elected and any other proper business may be transacted.

2.3 Special Meeting

A special meeting of the stockholders may be called at any time by the Board of Directors, the chairperson of the board, the chief executive officer, the president or shall be called by the President upon the written request of one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If a special meeting is called by any person or persons other than the Board of Directors, the chairperson of the board, the chief executive officer or the president, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by email, fax, telegraphic or other facsimile or electronic transmission to the chairperson of the board, the chief executive officer, the president or the secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of Sections 2.4 and 2.5 of this Article II, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than 35 nor more than 60 days after the receipt of the request. If the notice is not given within 20 days after the receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4 **Notice Of Stockholders' Meetings**

Unless otherwise provided by law, all notices of meetings with stockholders shall be in writing and shall be sent or otherwise given in accordance with Section 2.5 of these bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, as of the record date for determining the stockholders entitled to notice of the meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.5 **Manner Of Giving Notice; Affidavit Of Notice**

Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic mail or other electronic transmission, in the manner provided in Section 232 of the Delaware General Corporation Law. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.6 **Quorum**

The holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairperson of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have power to adjourn the meeting to another place (if any), date or time.

2.7 **Adjourned Meeting; Notice**

When a meeting is adjourned to another place (if any), date or time, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place (if any), thereof and the means of remote communications (if any) by which stockholders and proxyholders may be deemed to be present and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the place (if any), date and time of the adjourned meeting and the means of remote communications (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.8 **Organization; Conduct of Business**

Such person as the Board of Directors may have designated or, in the absence of such a person, the chief executive officer, or in his or her absence, the president or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairperson of the meeting. In the absence of the secretary of the corporation, the secretary of the meeting shall be such person as the chairperson of the meeting appoints.

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business. The date and time of opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

2.9 **Voting**

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.12 of these bylaws, subject to the provisions of Sections 217 and 218 of the Delaware General Corporation Law (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively. At any time that, pursuant to the then-effective certificate of incorporation, any shares of stock have more or less than one (1) vote per share on any matter, every reference in these bylaws to a majority or other proportion of the shares shall refer to a majority or other proportion of the votes of the shares.

2.10 **<u>Waiver Of Notice</u>**

Whenever notice is required to be given under any provision of the Delaware General Corporation Law or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice, or any waiver of notice by electronic transmission, unless so required by the certificate of incorporation or these bylaws.

2.11 **<u>Stockholder Action By Written Consent Without A Meeting</u>**

Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (a) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (b) delivered to the corporation in accordance with Section 228(a) of the Delaware General Corporation Law.

No written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the first date a written consent is delivered to the corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner prescribed in this Section. A telegram, cablegram, electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written and signed for purposes of this Section to the extent permitted by law. Any such consent shall be delivered in accordance with Section 228 of the Delaware General Corporation Law.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law). If the action which is consented to is such as would have required the filing of a certificate under any section of the Delaware General Corporation Law if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu

of any statement required by such section concerning any vote of stockholders, that written consent has been given as provided in Section 228 of the Delaware General Corporation Law.

2.12 **<u>Record Date For Stockholder Notice; Voting; Giving Consents</u>**

(a) In order that the corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date: (1) in the case of determination of stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, shall, unless otherwise required by law, not be more than 60 nor less than 10 days before the date of such meeting and, unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for determining the stockholders entitled to vote at such meeting, the record date for determining the stockholders entitled to notice of such meeting shall also be the record date for determining the stockholders entitled to vote at such meeting; (2) in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, shall not be more than 10 days from the date upon which the resolution fixing the record date is adopted by the Board of Directors; and (3) in the case of any other action, shall not be more than 60 days prior to such other action.

(b) If the Board of Directors does not so fix a record date: (1) the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (2) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action of the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation in accordance with applicable law, or, if prior action by the Board of Directors is required by law, shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action; and (3) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(c) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for the stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 2.12 at the adjourned meeting.

2.13 **Proxies**

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by an instrument in writing or by an electronic transmission permitted by law filed with the secretary of the corporation, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212(e) of the Delaware General Corporation Law.

ARTICLE III

DIRECTORS

3.1 **Powers**

Subject to the provisions of the Delaware General Corporation Law and any limitations in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors. At any time that, pursuant to the then-effective certificate of incorporation, any director or directors have more or less than one (1) vote per director on any matter, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

3.2 **Number Of Directors**

The number of directors constituting the entire Board of Directors is 3. This number may be changed by a resolution of the Board of Directors or of the stockholders, subject to Section 3.4 of these bylaws. No reduction of the authorized number of directors shall have the effect of removing any director before such director's term of office expires.

3.3 **Election, Qualification And Term Of Office Of Directors**

Except as provided in Section 3.4 of these bylaws, and unless otherwise provided in the certificate of incorporation, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. No person that is subject to any statutory disqualification, as defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), may be a director of the corporation.

Unless otherwise specified in the certificate of incorporation, elections of directors need not be by written ballot.

3.4 **Resignation And Vacancies**

Any director may resign at any time upon written notice to the attention of the Secretary of the corporation. Any vacancy or newly created directorship may be filled by a majority of the directors then in office (including any directors that have tendered a resignation effective at a future date), though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the Delaware General Corporation Law.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the Delaware General Corporation Law as far as applicable.

3.5 **Place Of Meetings; Meetings By Telephone**

The Board of Directors of the corporation may hold meetings, both regular and special, either within or outside the state of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6 **Regular Meetings**

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

3.7 **<u>Special Meetings; Notice</u>**

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairperson of the board, the chief executive officer, the president, the secretary or any two directors.

Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail, facsimile, electronic transmission, or telegram, charges prepaid, addressed to each director at that director's address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least 4 days before the time of the holding of the meeting. If the notice is delivered personally or by facsimile, electronic transmission, telephone or telegram, it shall be delivered at least 24 hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting. The notice need not specify the place of the meeting, if the meeting is to be held at the principal executive office of the corporation. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.8 **<u>Quorum</u>**

At all meetings of the Board of Directors, a majority of the total number of duly elected directors then in office (but in no case less than 1/3 of the total number of authorized directors) shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.9 **<u>Waiver Of Notice</u>**

Whenever notice is required to be given under any provision of the Delaware General Corporation Law or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws.

3.10 **Board Action By Written Consent Without A Meeting**

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

3.11 **Fees And Compensation Of Directors**

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

3.12 **Approval Of Loans To Officers**

The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

3.13 **Removal Of Directors**

Unless otherwise restricted by statute, by the certificate of incorporation or by these bylaws, any director or the entire Board of Directors may be removed, with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent; provided, however, that if the stockholders of the corporation are entitled to cumulative voting, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

3.14 **Chairperson Of The Board Of Directors**

The corporation may also have, at the discretion of the Board of Directors, a chairperson of the Board of Directors who shall not be considered an officer of the corporation.

3.15 **Provisions Regarding the Election of Directors of Subsidiaries**

Subject to this Section 3.15: (i) the Board of Directors may constitute any officer of the corporation as the corporation's proxy, with power of substitution, to vote the equity of any subsidiary of the corporation and to exercise, on behalf of the corporation, any and all rights and powers incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents; (ii) in the absence of specific action by the Board of Directors, the chief executive officer shall have authority to represent the corporation and to vote, on behalf of the corporation, the equity of other entities, both domestic and foreign, held by the corporation; and (iii) the chief executive officer shall also have the authority to exercise any and all rights incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents.

At any meeting of the stockholders of any national securities exchange registered with the U.S. Securities and Exchange Commission (the "Commission") under Section 6 of 1934 Act under the direct or indirect control of the corporation (an "Exchange") held for the purpose of electing directors and members of the Member Nominating Committee of such Exchange (as set forth in the Bylaws of such Exchange, the "Exchange Member Nominating Committee"), or in the event written consents are solicited or otherwise sought from the stockholders of any Exchange with respect thereto, the corporation shall cause all outstanding shares of such Exchange owned by the corporation and entitled to vote at such election to be voted in favor of only those Exchange member representative directors and nominees for the Exchange Member Nominating Committee nominated in accordance with the Bylaws of such Exchange and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors and members of the Exchange Member Nominating Committee.

ARTICLE IV

COMMITTEES

4.1 **Committees Of Directors**

The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate 1 or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another

member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporate Law of Delaware to be submitted to stockholders for approval or (ii) adopting, amending or repealing any Bylaw of the corporation.

4.2 **<u>Committee Minutes</u>**

Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

4.3 **<u>Meetings And Action Of Committees</u>**

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Section 3.5 (place of meetings and meetings by telephone), Section 3.6 (regular meetings), Section 3.7 (special meetings and notice), Section 3.8 (quorum), Section 3.9 (waiver of notice), and Section 3.10 (action without a meeting) of these bylaws, with such changes in the context of such provisions as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board of Directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

ARTICLE V

OFFICERS

5.1 **<u>Officers</u>**

The officers of the corporation shall be a president and a secretary. The corporation may also have, at the discretion of the Board of Directors, a chief executive officer, a chief financial officer, a treasurer, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws. Any number of offices may be held by the same person. No person that is subject to any statutory disqualification (as defined in Section 3(a)(39) of the 1934 Act) may be an officer of the corporation.

5.2 **Appointment Of Officers**

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.3 or 5.5 of these bylaws, shall be appointed by the Board of Directors, subject to the rights (if any) of an officer under any contract of employment.

5.3 **Subordinate Officers**

The Board of Directors may appoint, or empower the chief executive officer or the president to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board of Directors may from time to time determine.

5.4 **Removal And Resignation Of Officers**

Subject to the rights (if any) of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board of Directors at any regular or special meeting of the board or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom the power of removal is conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the corporation (including written notice by email, fax, telegraphic or other facsimile or electronic transmission). Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights (if any) of the corporation under any contract to which the officer is a party.

5.5 **Vacancies In Offices**

Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

5.6 **Chief Executive Officer**

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairperson of the board (if any), the chief executive officer of the corporation (if such an officer is appointed) shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers of the corporation and shall have the general powers and duties of management usually vested in the office of chief executive officer of a corporation and shall have such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as chief executive officer shall also be the acting president of the corporation whenever no other person is then serving in such capacity.

5.7 **President**

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairperson of the board (if any) or the chief executive officer, the president shall have general supervision, direction, and control of the business and other officers of the corporation. He or she shall have the general powers and duties of management usually vested in the office of president of a corporation and such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as president shall also be the acting chief executive officer, secretary or treasurer of the corporation, as applicable, whenever no other person is then serving in such capacity.

5.8 **Vice Presidents**

In the absence or disability of the chief executive officer and president, the vice presidents (if any) in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these bylaws, the president or the chairperson of the board.

5.9 **Secretary**

The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates (if any) evidencing such shares, and the number and date of cancellation of every certificate (if any) surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required to be given by law or by these bylaws. He or she shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these bylaws.

5.10 **Chief Financial Officer**

The chief financial officer (if such an officer is appointed) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of

accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The chief financial officer shall render to the chief executive officer, the president, or the Board of Directors, upon request, an account of all his or her transactions as chief financial officer and of the financial condition of the corporation. He or she shall have the general powers and duties usually vested in the office of chief financial officer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the chief financial officer shall also be the acting treasurer of the corporation whenever no other person is then serving in such capacity. Subject to such supervisory powers (if any) as may be given by the Board of Directors to another officer of the corporation, the chief financial officer shall supervise and direct the responsibilities of the treasurer whenever someone other than the chief financial officer is serving as treasurer of the corporation.

5.11 **Treasurer**

The treasurer (if such an officer is appointed) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records with respect to all bank accounts, deposit accounts, cash management accounts and other investment accounts of the corporation. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The treasurer shall deposit, or cause to be deposited, all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors and shall render to the chief financial officer, the chief executive officer, the president or the Board of Directors, upon request, an account of all his or her transactions as treasurer. He or she shall have the general powers and duties usually vested in the office of treasurer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the treasurer shall also be the acting chief financial officer of the corporation whenever no other person is then serving in such capacity.

5.12 **Authority And Duties Of Officers**

In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the Board of Directors or the stockholders.

ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND OTHER AGENTS

6.1 Indemnification Of Directors And Officers

The corporation shall, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.1, a "director" or "officer" of the corporation includes any person (a) who is or was a director or officer of the corporation, (b) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.2 Indemnification Of Others

The corporation shall have the power, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (a) who is or was an employee or agent of the corporation, (b) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.3 Payment Of Expenses In Advance

Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to Section 6.1 or for which indemnification is permitted pursuant to Section 6.2 following authorization thereof by the Board of Directors shall be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in this Article VI.

6.4 Indemnity Not Exclusive

The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the certificate of incorporation.

6.5 **<u>Insurance</u>**

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the Delaware General Corporation Law.

6.6 **<u>Conflicts</u>**

No indemnification or advance shall be made under this Article VI, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a) That it would be inconsistent with a provision of the certificate of incorporation, these bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

ARTICLE VII

RECORDS AND REPORTS

7.1 **<u>Maintenance And Inspection Of Records</u>**

The corporation shall, either at its principal executive offices or at such place or places as designated by the Board of Directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books, and other records.

A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least 10 days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

If and so long as there are fewer than one hundred (100) holders of record of the corporation's shares, any state law requirement of sending of an annual report to the stockholders of the corporation is hereby expressly waived, to the extent permitted.

7.2 **Inspection By Directors**

Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

ARTICLE VIII

GENERAL MATTERS

8.1 **Checks**

From time to time, the Board of Directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

8.2 **Execution Of Corporate Contracts And Instruments**

The Board of Directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.3 **Stock Certificates and Notices; Uncertificated Stock; Partly Paid Shares**

The shares of the corporation may be certificated or uncertificated, as provided under Delaware law, and shall be entered in the books of the corporation and recorded as they are issued. Any duly appointed officer of the corporation is authorized to sign share certificates. Any or all of the signatures on any certificate may be a facsimile or electronic signature. In case any officer, transfer agent or registrar who has signed or whose facsimile or electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Within a reasonable time after the issuance or transfer of uncertificated stock and upon the request of a stockholder, the corporation shall send to the record owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of Delaware, the name of the stockholder, the number and class (and the

designation of the series, if any) of the shares, and any restrictions on the transfer or registration of such shares of stock imposed by the corporation's certificate of incorporation, these bylaws, any agreement among stockholders or any agreement between stockholders and the corporation.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate (if any) issued to represent any such partly paid shares, or upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

8.4 **Special Designation On Certificates and Notices of Issuance**

If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock; provided, however, that, except as otherwise provided in Section 202 of the Delaware General Corporation Law, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock, or the purchase agreement for such stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

8.5 **Lost Certificates**

Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or notice of uncertificated stock in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

8.6 **Construction; Definitions**

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Delaware General Corporation Law shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular

number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

8.7 **Dividends**

The directors of the corporation, subject to any restrictions contained in (a) the Delaware General Corporation Law or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

8.8 **Fiscal Year**

The fiscal year of the corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

8.9 **Transfer Of Stock**

Upon receipt by the corporation or the transfer agent of the corporation of proper transfer instructions from the record holder of uncertificated shares or upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate or, in the case of uncertificated securities and upon request, a notice of issuance of shares, to the person entitled thereto, cancel the old certificate (if any) and record the transaction in its books.

8.10 **Stock Transfer Agreements**

The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the Delaware General Corporation Law.

8.11 **Stockholders of Record**

The corporation shall be entitled to recognize the exclusive right of a person recorded on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person recorded on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

8.12 **Facsimile or Electronic Signature**

In addition to the provisions for use of facsimile or electronic signatures elsewhere specifically authorized in these bylaws, facsimile or electronic signatures of any stockholder, director or officer of the corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE IX

AMENDMENTS

The Bylaws of the corporation may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal Bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal Bylaws. For so long as the corporation shall, directly or indirectly, control any Exchange, before any amendment to or repeal of any provision of these Bylaws shall be effective, those changes shall be submitted to the board of directors of each Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the 1934 Act and the rules promulgated under the 1934 Act by the Commission or otherwise, then the proposed changes to these Bylaws shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE X
SRO FUNCTIONS OF EXCHANGES

10.1 **Non-Interference.**

For so long as the corporation shall, directly or indirectly, control an Exchange, the directors, officers, employees and agents of the corporation shall give due regard to the preservation of the independence of the self-regulatory function of the Exchange and to its obligations to investors and the general public and shall not take actions which would interfere with the effectuation of decisions by the Board of Directors of the Exchange relating to its regulatory functions (including disciplinary matters) or which would interfere with the Exchange's ability to carry out its responsibilities under the 1934 Act. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the corporation or any director, officer, employee or agent of the corporation under this Section 10.01.

10.2 **Confidentiality.**

All books and records of the Exchange reflecting confidential information pertaining to the self-regulatory function of the Exchange (including but not limited to disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the corporation, and the information contained in those books and records shall not be made available to any persons (other than as provided in the next sentence) other than to

those officers, directors, employees and agents of the corporation that have a reasonable need to know the contents thereof, and shall be retained in confidence by the corporation and the members of the Board of Directors, officers, employees and agents of the corporation, and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing in these Bylaws shall be interpreted so as to limit or impede the rights of the Commission or the Exchange to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the corporation to disclose such confidential information to the Commission or the Exchange.

10.3 **Books and Records, etc.**

All books and records of the corporation shall be maintained at a location within the United States. To the extent they are related to the operation or administration of the Exchange, the books, records, premises, officers, directors, agents, and employees of the corporation shall be deemed to be the books, records, premises, officers, directors, agents and employees of the Exchange for the purposes of, and subject to oversight pursuant to, the 1934 Act. For so long as the corporation shall control, directly or indirectly, the Exchange, the corporation's books and records shall be subject at all times to inspection and copying by the Commission and the Exchange, *provided* that such books and records are related to the operation or administration of the Exchange.

10.4 **Compliance with Securities Laws; Cooperation with the U.S. Securities and Exchange Commission.**

The corporation shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the Commission and the Exchange pursuant to and to the extent of their respective regulatory authority. The officers, directors, employees and agents of the corporation, by virtue of their acceptance of such position, shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with the Commission and the Exchange in respect of the Commission's oversight responsibilities regarding the Exchange and the self-regulatory functions and responsibilities of the Exchange, and the corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents to so cooperate. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the corporation or any director, officer, employee or agent of the corporation under this Section 10.4.

10.5 **Consent to Jurisdiction.**

The corporation and its officers, directors, employees and agents by virtue of their acceptance of such positions, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the Commission, and the Exchange, for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of the Exchange, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by

way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the Commission or the Exchange, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The corporation and its officers, directors, employees and agents, by virtue of their acceptance of such positions, also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of the Exchange.

10.6 **Consent to Application.**

The corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents, prior to accepting a position as an officer, director, employee or agent, as applicable, of the corporation to consent in writing to the applicability to them of this Article X, as applicable, with respect to their activities related to the Exchange.

Addendum C-4

LTSE Services, Inc.

Certificate of Incorporation

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

LTSE SERVICES, INC.

The undersigned, Eric Ries, hereby certifies that:

1. The undersigned is the duly elected and acting President of LTSE Services, Inc., a Delaware corporation.

2. The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on August 30, 2012 under the name of Long-Term Stock Exchange, Inc.

3. The Certificate of Incorporation of this corporation shall be amended and restated to read in full as follows:

ARTICLE I

"The name of this corporation is LTSE Services, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 1209 Orange Street, in the city of Wilmington, county of New Castle, Zip Code 19810. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

(A) **Classes of Stock.** The Corporation is authorized to issue four classes of stock to be designated, respectively, "Class A Common Stock," "Class B Common Stock," "Founders Preferred Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 104,589,532 shares, each with a par value of $0.0001 per share. 14,937,500 shares shall be Class A Common Stock, 55,697,529 shares shall be Class B Common Stock, 3,600,000 shares shall be Founders Preferred Stock and 30,354,503 shares shall be Preferred Stock. The Class A Common Stock and Class B Common Stock shall collectively be referred to herein as the "Common Stock."

(B) **Powers, Preferences, Special Rights and Restrictions of Preferred Stock.** The Preferred Stock authorized by this Amended and Restated Certificate of Incorporation (the "Restated Certificate") shall be divided into series as provided herein. 1,292,445 shares of

Preferred Stock shall be designated "Series A-1 Preferred Stock," 1,317,564 shares of Preferred Stock shall be designated "Series A-2 Preferred Stock," 3,003,032 shares of Preferred Stock shall be designated "Series A-3 Preferred Stock," 575,902 shares of Preferred Stock shall be designated "Series A-4 Preferred Stock," 273,666 shares of Preferred Stock shall be designated "Series A-5 Preferred Stock," 3,638,729 shares of Preferred Stock shall be designated "Series A-6 Preferred Stock" and 20,253,165 shares of Preferred Stock shall be designated "Series A-7 Preferred Stock." The Series A-1 Preferred Stock, the Series A-2 Preferred Stock, the Series A-3 Preferred Stock, the Series A-4 Preferred Stock, the Series A-5 Preferred Stock, the Series A-6 Preferred Stock and the Series A-7 Preferred Stock shall be referred to collectively herein as the "Series A Preferred Stock." The powers, preferences, special rights and restrictions granted to and imposed on the Series A Preferred Stock are as set forth below in this Article IV(B).

1. **Dividend Provisions.** The holders of shares of Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Founders Preferred Stock and Common Stock of the Corporation, at the rate of 8% of the applicable Original Issue Price (as defined below) per share per annum on each outstanding share of Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, Series A-6 Preferred Stock and Series A-7 Preferred Stock then held by them; payable when, as and if declared by the Board of Directors of the Corporation (the "Board of Directors"), calculated on the record date for determination of holders entitled to such dividend. Such dividends shall not be cumulative. After payment of such dividends, any additional dividends shall be distributed among the holders of Preferred Stock, Founders Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Preferred Stock and Founders Preferred Stock into Common Stock), calculated on the record date for determination of holders entitled to such dividend. The "Original Issue Price" shall mean $0.1973 per share with respect to the Series A-1 Preferred Stock, $0.296 per share with respect to the Series A-2 Preferred Stock, $0.3946 per share with respect to the Series A-3 Preferred Stock, $0.4341 per share with respect to the Series A-4 Preferred Stock, $0.4933 per share with respect to the Series A-5 Preferred Stock, $0.5919 per share with respect to the Series A-6 Preferred Stock and $0.9875 per share with respect to the Series A-7 Preferred Stock, in each case as adjusted for stock splits, stock dividends, reclassifications and the like.

2. **Liquidation.**

(a) **Preference.** In the event of any Liquidation Transaction, the holders of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Founders Preferred Stock and Common Stock, by reason of their ownership thereof, an amount per share equal to applicable Original Issue Price per share (as adjusted for stock splits, stock dividends, reclassification and the like) for each outstanding share of Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, Series A-6 Preferred Stock and Series A-7 Preferred Stock then held by them, plus any declared but unpaid dividends on such shares. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of Preferred Stock shall be insufficient to permit the payment to such holders of the full

aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive under this Section 2(a).

(b) **Remaining Assets.** Upon the completion of the distribution required by Article IV(B)2(a) above, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of the Founders Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Founders Preferred Stock into Common Stock).

(c) **Deemed Conversion.** Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Transaction, as defined below, each such holder of shares of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Class B Common Stock immediately prior to the Liquidation Transaction if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Class B Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Class B Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Class B Common Stock.

(d) **Certain Acquisitions.**

(i) **Deemed Liquidation.** For purposes of this Article IV(B)2, a "Liquidation Transaction" shall be deemed to occur if the Corporation shall (I) sell, convey, exclusively license or otherwise dispose of all or substantially all of its assets, property or business, (II) merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation), or (III) effect a liquidation, dissolution or winding up of the Corporation pursuant to the applicable provisions of Section 275 of the Delaware General Corporation Law; provided, however that none of the following shall be considered a Liquidation Transaction: (A) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (B) a bona fide equity financing in which the Corporation is the surviving corporation or (C) a transaction in which the stockholders of the Corporation immediately prior to the transaction have sufficient rights (by law or contract) to elect or designate 50% or more of the directors of the surviving or acquiring entity following the transaction (as appropriately adjusted for any disparate director voting rights). In the event of a Liquidation Transaction pursuant to the provisions of subsection (II) above, all references in this Article IV(B)2 to "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. If any portion of the consideration payable to the holders of the Corporation's capital stock is placed into escrow and/or is payable to the holders of the Corporation's capital stock subject to contingencies, the applicable merger agreement shall provide that (1) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with this Article IV(B)2 as if the Initial Consideration were the only consideration

payable in connection with such Liquidation Transaction and (2) any additional consideration which becomes payable to the holders of the Corporation's capital stock upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with this Article IV(B)2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. Nothing in this subsection (i) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation. Notwithstanding the foregoing, the treatment of any transaction as a Liquidation Transaction may be waived by the vote or written consent of the holders of a majority of the Corporation's outstanding Preferred Stock, voting together as a single class on an as-converted basis.

(ii) **Valuation of Consideration.** In the event of a Liquidation Transaction, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as determined in good faith by the Board of Directors. Notwithstanding the foregoing, the methods for valuing non-cash consideration to be distributed in connection with a Liquidation Transaction shall, with the appropriate approval by the stockholders under the Delaware General Corporation Law of the definitive agreements governing such Liquidation Transaction and Article IV(B)6 below, be superseded by the determination of such value set forth in the definitive agreements governing such Liquidation Transaction.

3. **Redemption.** The Preferred Stock is not mandatorily redeemable.

4. **Conversion.** The holders of shares of Preferred Stock shall be entitled to conversion rights as follows:

(a) **Right to Convert.** Subject to Article IV(B)4(c) below, each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing the applicable Original Issue Price (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) for such series of Preferred Stock, by the Conversion Price applicable to such shares (such quotient is referred to herein as the "Conversion Rate"), determined as hereafter provided, in effect on (i) the date the certificate is surrendered for conversion or (ii) in the case of uncertificated securities, the date the notice of conversion is received by the Corporation. The initial "Conversion Price" per share shall be $0.1973 in the case of the Series A-1 Preferred Stock, $0.296 in the case of the Series A-2 Preferred Stock, $0.3946 in the case of the Series A-3 Preferred Stock, $0.4341 in the case of the Series A-4 Preferred Stock, $0.4933 in the case of the Series A-5 Preferred Stock, $0.5919 in the case of the Series A-6 Preferred Stock and $0.9875 in the case of the Series A-7 Preferred Stock. Such initial Conversion Prices shall be subject to adjustment as set forth in Article IV(B)4(d) below.

(b) **Automatic Conversion.** Each share of Preferred Stock shall automatically be converted into such number of shares of Class B Common Stock equal to the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Article IV(B)4(c) below, the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933,

as amended (the "Securities Act"), the public offering price of which is not less than $4.9375 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate cash proceeds to the Corporation of not less than $25,000,000, net of underwriting discounts and commissions (a "Qualified IPO") or (ii) the date, or upon the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis.

(c) **Mechanics of Conversion.** Before any holder of Preferred Stock shall be entitled to convert such Preferred Stock into shares of Class B Common Stock, the holder shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the shares of Class B Common Stock are to be issued and, in the case of Preferred Stock represented by a certificate, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such series of Preferred Stock. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates or, upon request in the case of uncertificated securities, a notice of issuance, for the number of shares of Class B Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of certificates, or in the case of uncertificated securities, on the date such notice of conversion is received by the Corporation, and the person or persons entitled to receive the shares of Class B Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class B Common Stock as of such date. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Class B Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d) **Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations.** The Conversion Prices of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i) **Issuance of Additional Stock Below Purchase Price.** If the Corporation should issue, at any time after the date upon which any shares of Series A Preferred Stock were first issued (the "Purchase Date"), any Additional Stock (as defined below) without consideration or for a consideration per share less than the applicable Conversion Price for the Series A Preferred Stock in effect immediately prior to the issuance of such Additional Stock (as adjusted for stock splits, stock dividends, reclassification and the like), the Conversion Price for such series in effect immediately prior to each such issuance shall automatically be adjusted as set forth in this Article IV(B)4(d)(i), unless otherwise provided in this Article IV(B)4(d)(i).

(A) **Adjustment Formula.** Whenever the Conversion Price is adjusted pursuant to this Article IV(B)4(d)(i), the new Conversion Price for such series shall be determined by multiplying the Conversion Price for such series then in effect by a fraction, (x) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (the "Outstanding Common") plus the number of shares of

Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at such Conversion Price; and (y) the denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Stock. For purposes of the foregoing calculation, the term "Outstanding Common" shall include shares of Common Stock deemed issued pursuant to Article IV(B)4(d)(i)(E) below.

(B) **<u>Definition of "Additional Stock"</u>.** For purposes of this Article IV(B)4(d)(i), "<u>Additional Stock</u>" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to Article IV(B)4(d)(i)(E) below) by the Corporation after the Purchase Date, other than:

(1) securities issued pursuant to stock splits, stock dividends or similar transactions, as described in Article IV(B)4(d)(ii) below;

(2) securities issuable upon conversion, exchange or exercise of convertible, exchangeable or exercisable securities outstanding as of the Purchase Date including, without limitation, warrants, notes or options;

(3) Common Stock (or options therefor) issued or issuable to employees, consultants, officers, directors of the Corporation or other persons performing services for the Corporation pursuant to stock option plans or restricted stock plans or agreements approved by the Board of Directors;

(4) Common Stock issued or issuable in a public offering in connection with which all outstanding shares of Preferred Stock are converted to Common Stock;

(5) securities issued or issuable in connection with the acquisition by the Corporation of another company or business;

(6) securities issued or issuable to financial institutions, equipment lessors, brokers or similar persons in connection with commercial credit arrangements, equipment financings, commercial property lease transactions or similar transactions;

(7) securities issued or issuable to an entity as a component of any business relationship with such entity primarily for the purpose of (a) joint venture, technology licensing or development activities, (b) distribution, supply or manufacture of the Corporation's products or services or (c) any other arrangements involving corporate partners that are primarily for purposes other than raising capital, the terms of which business relationship with such entity are approved by the Board of Directors, including the Series A Director;

(8) Class B Common Stock issued upon conversion of the Class A Common Stock;

(9) Class A Common Stock issued upon conversion of the Founders Preferred Stock;

(10) Class B Common Stock issued or issuable upon conversion of the Preferred Stock and Founders Preferred Stock; and

(11) securities issued or issuable in any other transaction for which exemption from these price-based antidilution provisions is approved before or after issuance of the securities by the affirmative vote of at least a majority of the then-outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis; provided, however, that any adjustment to the Conversion Price of the Series A-7 Preferred Stock shall only be waived with the approval of the holders of a majority of the then-outstanding shares of Series A-7 Preferred Stock.

(C) **No Fractional Adjustments.** No adjustment of the Conversion Price for the Preferred Stock shall be made in an amount less than one cent per share (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), provided that any adjustments which are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three years from the date of the event giving rise to the adjustment being carried forward.

(D) **Determination of Consideration.** In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof. In the case of the issuance of the Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E) **Deemed Issuances of Common Stock.** In the case of the issuance of securities or rights convertible into, exercisable or exchangeable into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (the "Common Stock Equivalents"), the following provisions shall apply for all purposes of this Article IV(B)4(d)(i):

(1) The aggregate maximum number of shares of Common Stock deliverable upon conversion, exchange or exercise (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) of any Common Stock Equivalents and subsequent conversion, exchange or exercise thereof shall be deemed to have been issued at the time such securities were issued or such Common Stock Equivalents were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related Common Stock Equivalents (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments and without double counting for cancellation of indebtedness) upon the

conversion, exchange or exercise of any Common Stock Equivalents (the consideration in each case to be determined in the manner provided in Article IV(B)4(d)(i)(D) above).

(2) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon conversion, exchange or exercise of any Common Stock Equivalents, other than a change resulting from the antidilution provisions thereof, the Conversion Price of any series of Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the conversion, exchange or exercise of such Common Stock Equivalents.

(3) Upon the termination or expiration of the convertibility, exchangeability or exercisability of any Common Stock Equivalents, the Conversion Price of any series of Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and Common Stock Equivalents that remain convertible, exchangeable or exercisable) actually issued upon the conversion, exchange or exercise of such Common Stock Equivalents.

(4) The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to Article IV(B)4(d)(i)(D) above shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Article IV(B)4(d)(i)(E)(2) above or Article IV(B)4(d)(i)(E)(3) above.

(F) **No Increased Conversion Price.** Notwithstanding any other provisions of this Article IV(B)4(d)(i), except to the limited extent provided for in Article IV(B)4(d)(i)(E)(2) above and Article IV(B)4(d)(i)(E)(3) above, no adjustment of the Conversion Price pursuant to this Article IV(B)4(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(ii) **Stock Splits and Combinations.** In the event the Corporation should at any time after the filing date of this Restated Certificate fix a record date for the effectuation of a split or subdivision of the outstanding shares of Class B Common Stock, then, as of such record date (or the date of such split or subdivision if no record date is fixed), the Conversion Price of each series of Preferred Stock that is convertible into Class B Common Stock shall be appropriately proportionately decreased so that the number of shares of Class B Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Class B Common Stock outstanding. If the number of shares of Class B Common Stock outstanding at any time after the filing date of this Restated Certificate is decreased by a combination of the outstanding shares of Class B Common Stock, then, following the record date of such combination (or the date of such combination if no record date is fixed), the Conversion Price for each series of Preferred Stock that is convertible into Class B Common Stock shall be appropriately proportionally increased so that the number of shares of Class B Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Class B Common Stock outstanding.

(iii) **<u>Dividends</u>.** In the event the Corporation should at any time after the filing date of this Restated Certificate fix a record date for the determination of holders of Class B Common Stock entitled to receive a dividend or other distribution payable in additional shares of Class B Common Stock or Common Stock Equivalents (such Common Stock Equivalents, if any, "<u>Additional Common Stock Equivalents</u>") without payment of any consideration by such holder for the additional shares of Class B Common Stock or the Additional Common Stock Equivalents (including the additional shares of Class B Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution if no record date is fixed), the Conversion Price of each series of Preferred Stock that is convertible into Class B Common Stock shall be appropriately proportionally decreased by multiplying the Conversion Price then in effect by a fraction:

(A) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(B) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Class B Common Stock issuable in payment of such dividend or distribution and those issuable with respect to such Additional Common Stock Equivalents.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock that is convertible into Class B Common Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock that is convertible into Class B Common Stock shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of a series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Class B Common Stock or Common Stock Equivalents in a number equal to the number of shares of Class B Common Stock or Common Stock Equivalents as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Class B Common Stock on the date of such event.

(e) **<u>Other Distributions</u>.** In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Article IV(B)4(d)(i) above or in Article IV(B)4(d)(ii) above, then, in each such case for the purpose of this Article IV(B)4(e), the holders of each series of Preferred Stock that is convertible into Class B Common Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Class B Common Stock of the Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Class B Common Stock of the Corporation entitled to receive such distribution (or the date of such distribution if no record date is fixed).

(f) **Recapitalizations.** If at any time or from time to time there shall be a recapitalization of the Class B Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in Article IV(B)2 above or this Article IV(B)4) provision shall be made so that the holders of each series of Preferred Stock that is convertible into Class B Common Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Class B Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Article IV(B)4 with respect to the rights of the holders of such Preferred Stock after the recapitalization to the end that the provisions of this Article IV(B)4 (including adjustment of the Conversion Price then in effect and the number of shares issuable upon conversion of such Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(g) **No Fractional Shares and Notices as to Adjustments.**

(i) No fractional shares shall be issued upon the conversion of any share or shares of Preferred Stock, and the number of shares of Class B Common Stock to be issued to a particular stockholder shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Class B Common Stock and the number of shares of Class B Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, the Corporation shall, in lieu of issuing any such fractional share, upon demand by the stockholder otherwise entitled to such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Article IV(B)4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Preferred Stock a notice setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of such Preferred Stock, furnish or cause to be furnished to such holder a notice setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect and (C) the number of shares of Class B Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of such series of Preferred Stock.

(h) **Notices of Record Date.** In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Preferred Stock, at least 10 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(i) **Reservation of Stock Issuable Upon Conversion.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class B Common Stock, solely for the purpose of effecting the conversion of the shares of each series of Preferred Stock that is convertible into Class B Common Stock, such number of its shares of Class B Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such series of Preferred Stock; and if at any time the number of authorized but unissued shares of Class B Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such series of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class B Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

(j) **Notices.** Any notice required by the provisions of this Article IV(B)4 to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the U.S. mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation or delivered to such holder by electronic transmission using the contact information previously provided by such holder to the Corporation.

5. **Voting Rights and Powers.** Except as expressly provided by this Restated Certificate or as provided by law, the holders of Preferred Stock shall be entitled to the same voting rights as the holders of the Class B Common Stock and to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the holders of Preferred Stock shall vote together as a single class on all matters. Each holder of Series A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Class B Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded down to the nearest whole number.

6. **Election of Directors.** The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "Series A Director"), which Series A Director shall have one (1) vote on any matter presented to the Board of Directors, and the holders of record of the shares of Class A Common Stock, Class B Common Stock and Founders Preferred Stock, exclusively and voting together as a single class, shall be entitled to elect two directors of the Corporation, one of whom shall have three (3) votes on any matter presented to the Board of Directors (the "Super-Voting Common Director") and one of whom shall have one (1) vote on any matter presented to the Board of Directors (the "Common Director"). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Preferred Stock or the holders of shares of Class A Common Stock, Class B Common Stock and Founders Preferred Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, then any directorship not so filled shall remain vacant until such time as the

holders of the Series A Preferred Stock or the holders of the Class A Common Stock, Class B Common Stock and Founders Preferred Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series A Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation, and any additional director so elected shall have one (1) vote on any matter presented to the Board of Directors. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 6, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 6.

7. **Protective Provisions.** So long as at least 2,000,000 shares (as adjusted for stock splits, stock dividends, reclassification and the like) of Preferred Stock are outstanding, the Corporation shall not (by amendment, merger, consolidation or otherwise) do any of the following without first obtaining the approval (by vote or written consent, as provided by law, and either prospectively or retrospectively) of the holders of a majority of the then outstanding shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), voting together as a single class on an as-converted to Class B Common Stock basis:

(a) effect a Liquidation Transaction;

(b) declare or pay a dividend or other distribution with respect to any shares of the Corporation's capital stock other than the Series A Preferred Stock prior to paying a dividend or other distribution on the Series A Preferred Stock;

(c) redeem, purchase or otherwise acquire (or pay into or set aside funds for a sinking fund for such purpose) any share or shares of Preferred Stock, Founders Preferred Stock or Common Stock other than the Series A Preferred Stock prior to redeeming, purchasing, or otherwise acquiring any share or shares of Series A Preferred Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, consultants, officers or directors of the Corporation, or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment (at the lower of original cost or fair market value), or through the exercise of any right of first refusal;

(d) create, authorize or issue any debt security if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $1,000,000;

(e) create or take any action that results in holding the capital stock of any subsidiary that is not wholly owned (directly or indirectly) by the Corporation;

(f) dispose of any subsidiary stock or all or substantially all of any subsidiary assets;

(g) change the number of authorized directors;

(h) increase or decrease the authorized number of shares of Common Stock, Founders Preferred Stock or Preferred Stock (or any series thereof);

(i) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that materially adversely affects the holders of the Series A Preferred Stock; or

(j) create, or authorize the creation of any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to conversion rights, the payment of dividends, voting rights, and the distribution of assets upon the liquidation, dissolution or winding up of the Corporation.

8. **Status of Converted Stock.** In the event any shares of Preferred Stock shall be converted pursuant to Article IV(B)4 above hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation. The Corporation shall take all such actions as are necessary to cause this Restated Certificate to be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock and the authorized shares of Preferred Stock.

9. **Waiver of Rights.** Except as otherwise set forth in this Restated Certificate, any of the rights, powers, preferences and other terms of a particular series of Preferred Stock set forth herein may be waived (either prospectively or retrospectively) on behalf of all holders of such series of Preferred Stock and with respect to all shares of such series of Preferred Stock by the approval (by vote or written consent, as provided by law) of the holders of a majority of the shares of such series of Preferred Stock then outstanding.

(C) **Powers, Rights, Preferences, Privileges and Restrictions of Founders Preferred Stock.** The powers, rights, preferences, privileges and restrictions granted to and imposed on the Founders Preferred Stock are as set forth below in this Article IV(C).

1. **Dividend Provisions.** The holders of shares of Founders Preferred Stock shall be entitled to receive, out of any assets legally available therefor, such dividends (other than payable solely in Common Stock or Common Stock Equivalents, as defined below), when, as and if declared by the Board of Directors, on a pro rata basis with the holders of Common Stock based on the number of shares of Common Stock held by each (assuming conversion of all such Founders Preferred Stock into Common Stock), calculated on the record date for determination of holders entitled to such dividend.

2. **Liquidation Rights.** Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Article IV(B)2 above.

3. **Redemption.** The Founders Preferred Stock is not mandatorily redeemable.

4. **Conversion.** The holders of shares of Founders Preferred Stock shall be entitled to conversion rights as follows:

(a) **Right to Convert to Common Stock.** Subject to Article IV(C)4(d) below, each share of Founders Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing $0.0001 (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) by the Conversion Price applicable to such shares (the conversion rate for Founders Preferred Stock into Common Stock is referred to herein as the "Founders Preferred Conversion Rate"), determined as hereafter provided, in effect on (i) the date the certificate is surrendered for conversion or (ii) in the case of uncertificated securities, the date the notice of conversion is received by the Corporation. Any transfer of shares of Founders Preferred Stock that is neither (A) made in connection with an Equity Financing (as such term is defined in Article IV(C)4(h) below), nor (B) authorized by a majority of the Board of Directors (including the Series A Director), shall be deemed an election of an option to convert such shares into Class B Common Stock and each such transferred share of Founders Preferred Stock shall automatically convert into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing $0.0001 (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) by the Conversion Price applicable to such share, determined as hereafter provided, effective immediately prior to such transfer. The initial Conversion Price per share of Founders Preferred Stock shall be $0.0001. Such initial Conversion Price shall be subject to adjustment as set forth in Article IV(C)4(e) below.

(b) **Automatic Conversion.** Each share of Founders Preferred Stock shall automatically be converted into shares of Class A Common Stock at the Founders Preferred Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Article IV(C)4(d) below, a Qualified IPO or (ii) the date specified by vote or written consent of the holders of a majority of the then outstanding shares of Founders Preferred Stock, voting together as a class.

(c) **Automatic Conversion Upon Transfer**. Each share of Founders Preferred Stock shall automatically, without any further action by the holder or the Corporation, convert into one (1) fully paid and nonassessable share of Class B Common Stock upon the Transfer (as defined below) of such share; provided, however, that a Transfer of Founders Preferred Stock by a Founders Preferred Stockholder (as defined below) or such Founders Preferred Stockholder's Founders Preferred Permitted Entities (as defined below) to another Founders Preferred Stockholder or such Founders Preferred Stockholder's Founders Preferred Permitted Entities shall not trigger such automatic conversion; provided further, however, that a

Transfer by a Founders Preferred Stockholder to any of the following Founders Preferred Permitted Entities, or from any of the following Founders Preferred Permitted Entities to such Founders Preferred Stockholder or any other Founders Preferred Permitted Entity by or for such Founders Preferred Stockholder shall not trigger such automatic conversion:

(i) a trust for the benefit of such Founders Preferred Stockholder and for the benefit of no other person, provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Founders Preferred Stockholder (a "Clause (i) Founders Preferred Permitted Trust"), and, provided, further, that in the event and at such time as such Founders Preferred Stockholder is no longer the exclusive beneficiary of such trust, each share of Founders Preferred Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(ii) a trust for the benefit of persons other than the Founders Preferred Stockholder so long as the Founders Preferred Stockholder has sole dispositive power and exclusive Voting Control (as defined below) with respect to the shares of Founders Preferred Stock held by such trust, provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Founders Preferred Stockholder ("Clause (ii) Founders Preferred Permitted Trust"); provided that in the event and at such time as the Founders Preferred Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such trust, each share of Founders Preferred Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(iii) a trust under the terms of which such Founders Preferred Stockholder has retained a "qualified interest" within the meaning of §2702(b)(1) of the Code or a reversionary interest so long as the Founders Preferred Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such trust (a "Clause (iii) Founders Preferred Permitted Trust"); provided that in the event and at such time as the Founders Preferred Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such trust, each share of Founders Preferred Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(iv) an Individual Retirement Account, as defined in Section 408(a) of the Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such Founders Preferred Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Code; provided that in each case such Founders Preferred Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held in such account, plan or trust (each, a "Founders Preferred Permitted IRA"), and provided, further, that in the event and at such time as the Founders Preferred Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such account, plan or trust, each share of Founders Preferred Stock then held by or in such Individual Retirement Account, pension, profit sharing, stock bonus or other type of plan or trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(v) a corporation that is not a competitor of this Corporation (as determined in good faith by the Corporation's Board of Directors) in which such Founders Preferred Stockholder directly, or indirectly through one or more Founders Preferred Permitted Entities, owns shares with sufficient Voting Control in the corporation, or otherwise has legally enforceable rights, such that the Founders Preferred Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such corporation (a "Founders Preferred Permitted Corporation"); provided that in the event and at such time as the Founders Preferred Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such corporation, each share of Founders Preferred Stock then held by such corporation shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(vi) a partnership that is not a competitor of this Corporation (as determined in good faith by the Corporation's Board of Directors) in which such Founders Preferred Stockholder directly, or indirectly through one or more Founders Preferred Permitted Entities, owns partnership interests with sufficient Voting Control in the partnership, or otherwise has legally enforceable rights, such that the Founders Preferred Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such partnership (a "Founders Preferred Permitted Partnership"); and provided further that in the event and at such time as the Founders Preferred Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such partnership, each share of Founders Preferred Stock then held by such partnership shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock; or

(vii) a limited liability company that is not a competitor of this Corporation (as determined in good faith by the Corporation's Board of Directors) in which such Founders Preferred Stockholder directly, or indirectly through one or more Founders Preferred Permitted Entities, owns membership interests with sufficient Voting Control in the limited liability company, or otherwise has legally enforceable rights, such that the Founders Preferred Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such limited liability company (a "Founders Preferred Permitted LLC") and provided further that in the event and at such time as the Founders Preferred Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such limited liability company, each share of Founders Preferred Stock then held by such limited liability company shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock.

Notwithstanding the foregoing, if the shares of Founders Preferred Stock held by a Clause (ii) Founders Preferred Permitted Trust or a Clause (iii) Founders Preferred Permitted Trust would constitute stock of a "controlled corporation" (as defined in Section 2036(b)(2) of the Code), then such shares will not automatically convert to Class B Common Stock if the Founders Preferred Stockholder does not directly or indirectly retain Voting Control over such shares until such time as the shares of Founders Preferred Stock would no longer constitute stock of a "controlled corporation" pursuant to the Code (such time is referred to in this Section as the "Founders Preferred Voting Shift"). If a Founders Preferred Stockholder does not, within thirty (30) business days following the Founders Preferred Voting Shift, directly or indirectly assume sole exclusive

Voting Control with respect to such shares of Founders Preferred Stock, each such share of Founders Preferred Stock shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock.

(d) **Mechanics of Conversion.** Before any holder of Founders Preferred Stock shall be entitled to convert such Founders Preferred Stock into shares of Common Stock, such holder (i) shall, if such shares are certificated, surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such Founders Preferred Stock, and (ii) shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for (or notice or notices confirming) shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Founders Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Founders Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Founders Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Founders Preferred Stock shall not be deemed to have converted such Founders Preferred Stock until immediately prior to the closing of such sale of securities.

(e) **Conversion Price Adjustments of Founders Preferred Stock for Splits and Combinations.** The Conversion Price of the Founders Preferred Stock shall be subject to adjustment from time to time as follows:

(i) **Stock Splits and Combinations.** In the event the Corporation should, at any time after the filing date of this Restated Certificate, fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock, then, as of such record date (or the date of such split or subdivision if no record date is fixed), the Conversion Price of the Founders Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such Founders Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the number of shares of Common Stock outstanding at any time after the filing date of this Restated Certificate is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination (or the date of such combination if no record date is fixed), the Conversion Price of the Founders Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such Founders Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding.

(ii) **Deemed Issuances of Common Stock.** The following provisions shall apply for purposes of this Article IV(C)4(e).

(A) The aggregate maximum number of shares of Common Stock deliverable upon conversion, exchange or exercise (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) of any Common Stock Equivalents and subsequent conversion, exchange or exercise thereof shall be deemed to have been issued at the time such securities were issued or such Common Stock Equivalents were issued.

(B) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon conversion, exchange or exercise of any Common Stock Equivalents, other than a change resulting from the antidilution provisions thereof, the Conversion Price of the Founders Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the conversion, exchange or exercise of such Common Stock Equivalents.

(C) Upon the termination or expiration of the convertibility, exchangeability or exercisability of any Common Stock Equivalents, the Conversion Price of the Founders Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and Common Stock Equivalents that remain convertible, exchangeable or exercisable) actually issued upon the conversion, exchange or exercise of such Common Stock Equivalents.

(iii) **Dividends.** In the event the Corporation should, at any time after the filing date of this Restated Certificate, fix a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, exercisable or exchangeable into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock or Common Stock Equivalents (such Common Stock Equivalents, if any, "Additional Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Additional Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution if no record date is fixed), the Conversion Price of the Founders Preferred Stock shall be appropriately proportionately decreased so by multiplying the Conversion Price then in effect by a fraction:

(A) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(B) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution and those issuable with respect to such Additional Common Stock Equivalents.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of the Founders Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of the Founders Preferred Stock shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of the Founders Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock or Common Stock Equivalents in a number equal to the number of shares of Common Stock or Common Stock Equivalents as they would have received if all outstanding shares of the Founders Preferred Stock had been converted into Common Stock on the date of such event.

(f) **No Fractional Shares and Notices as to Adjustments.**

(i) No fractional shares shall be issued upon the conversion of any share or shares of Founders Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Founders Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, the Corporation shall, in lieu of issuing any such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Founders Preferred Stock pursuant to this Article IV(C)4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Founders Preferred Stock a notice setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of such Founders Preferred Stock, furnish or cause to be furnished to such holder a notice setting forth (A) such adjustment and readjustment, (B) the Conversion Price for the Founders Preferred Stock at the time in effect and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of Founders Preferred Stock.

(g) **Reservation of Stock Issuable Upon Conversion.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Founders Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Founders Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Founders Preferred Stock, in addition to such other remedies as shall be available to the holder of such Founders Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

(h) **Right to Convert to Preferred Stock.** If a share of Founders Preferred Stock is purchased by an investor in connection with an Equity Financing (as defined below), then immediately following the closing of such purchase, each such share of Founders Preferred Stock transferred to the investor shall automatically convert, at the Conversion Ratio (as defined below), into shares of a subsequent series of preferred stock of the Corporation sold by the Corporation in such Equity Financing ("Subsequent Preferred Stock"). "Conversion Ratio" shall mean, for each Equity Financing, one divided by the number of shares into which a share of Subsequent Preferred Stock issued in such Equity Financing is convertible into Common Stock of the Corporation, and "Equity Financing" shall mean an equity financing of the Corporation in which the Corporation signs a purchase agreement and sells and issues Subsequent Preferred Stock of the Corporation. By way of example only, in the event that one share of Subsequent Preferred Stock issued in the Equity Financing is convertible into two shares of Common Stock, the Conversion Ratio shall be one-half (1/2).

(i) **Notices.** Any notice required by the provisions of this Article IV(C)4 to be given to the holders of shares of Founders Preferred Stock shall be deemed given if deposited in the U.S. mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

5. **Voting Rights and Powers.** Except as expressly provided by this Restated Certificate or as provided by law, the holders of Founders Preferred Stock shall be entitled to the same voting rights as the holders of the Common Stock into which such Founders Preferred Stock could then be directly converted (without first being converted to Subsequent Preferred Stock) and to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the holders of Founders Preferred Stock shall vote together as a single class on all matters. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Founders Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

6. **Status of Converted Stock.** In the event any shares of Founders Preferred Stock shall be converted pursuant to Article IV(C)4 hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation. This Restated Certificate shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock and the authorized shares of Founders Preferred Stock.

7. **Waiver of Rights.** Except as otherwise set forth in this Restated Certificate, any of the rights, powers, preferences and other terms of the Founders Preferred Stock set forth herein may be waived (either prospectively or retrospectively) on behalf of all holders of the Founders Preferred Stock and with respect to all shares of the Founders Preferred Stock by the approval (by vote or written consent, as provided by law) of the holders of a majority of the shares of the Founders Preferred Stock then outstanding.

(D) **Class A Common Stock.**

1. **Dividend Rights.** The holders of shares of Class A Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, such dividends as may

be declared from time to time by the Board of Directors with respect to the Class B Common Stock out of any assets of the Corporation legally available therefor, and no dividend shall be declared or paid on shares of the Class B Common Stock unless the same dividend with the same record date and payment date shall be declared or paid on the shares of Class A Common Stock; provided, however, that dividends payable in shares of Class B Common Stock or rights to acquire Class B Common Stock may be declared and paid to the holders of the Class B Common Stock without the same dividend being declared and paid to the holders of the Class A Common Stock, if and only if a dividend payable in shares of Class A Common Stock or rights to acquire Class A Common Stock (as the case may be) at the same rate and with the same record date and payment date as the dividend declared and paid to the holders of the Class B Common Stock shall be declared and paid to the holders of Class A Stock.

2. **Liquidation Rights.** Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Article IV(B)2 above.

3. **Redemption.** The Class A Common Stock is not mandatorily redeemable.

4. **Voting Rights and Powers.** The holders of Class A Common Stock shall have the right to ten (10) votes for each share of Class A Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and to vote upon such matters and in such manner as may be provided by law. Except as expressly provided by this Restated Certificate or as provided by law, the holders of Preferred Stock, the holders of Founders Preferred Stock, the holders of Class A Common Stock and the holders of Class B Common Stock shall vote together as a single class on all matters submitted to vote or for the consent of the stockholders of the Corporation. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of holders of a majority of the voting power of the shares of the Corporation's stock then outstanding, voting together as a single class on an as-converted basis, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

5. **Subdivisions or Combinations.** If the Corporation in any manner subdivides or combines the outstanding shares of Class B Common Stock or Founders Preferred Stock, then the outstanding shares of Class A Common Stock will be subdivided or combined in the same proportion and manner.

6. **Equal Status.** Except as expressly set forth in this Article IV(D), Class A Common Stock shall have the same rights and powers of, rank equally to, share ratably with, and be identical in all respects and as to all matters to Class B Common Stock.

7. **Conversion.**

(a) **Right to Convert.** Each share of Class A Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class B Common Stock at the option of the holder thereof at any time upon written notice to the Corporation. To exercise such conversion rights, a holder of Class A Common Stock (i) shall, if such shares are certificated, surrender the certificate or certificates representing such shares, duly endorsed, at the principal

corporate office of the Corporation or of any transfer agent for the Class A Common Stock, and (ii) shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the number of shares to be converted and the name or names in which the certificate or certificates for (or notice or notices confirming) shares of Class B Common Stock are to be issued (or distributed). The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class A Common Stock, or to the nominee or nominees or such holder, a certificate or certificates for (or a notice or notices confirming) the number of shares of Class B Common Stock to which such holder shall be entitled as aforesaid and if less than all of the holders shares of Class A Common Stock have been converted, a certificate for (or notice confirming) the remainder of such holder's shares of Class A Common Stock. Such conversion shall be deemed to have been made immediately prior the close of business on the date of the last to occur of the surrender of the shares of Class A Common Stock to be converted and the delivery of such notice. The person or persons entitled to receive the shares of Class B Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class B Common Stock as of such date and time.

(b) **Automatic Conversion Upon Transfer.** Each share of Class A Common Stock shall automatically, without any further action by the holder or the Corporation, convert into one (1) fully paid and nonassessable share of Class B Common Stock upon the Transfer (as defined below) of such share; provided, however, that a Transfer by a Class A Stockholder to any of the following Class A Permitted Entities, or from any of the following Class A Permitted Entities back to such Class A Stockholder and/or any other Class A Permitted Entity by or for such Class A Stockholder shall not trigger such automatic conversion:

(i) a trust for the benefit of such Class A Stockholder and for the benefit of no other person, provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Class A Stockholder (a "Clause (i) Class A Permitted Trust"), and, provided, further, that in the event and at such time as such Class A Stockholder is no longer the exclusive beneficiary of such trust, each share of Class A Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(ii) a trust for the benefit of persons other than the Class A Stockholder so long as the Class A Stockholder has sole dispositive power and exclusive Voting Control (as defined below) with respect to the shares of Class A Common Stock held by such trust, provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Class A Stockholder ("Clause (ii) Class A Permitted Trust"); provided that in the event and at such time as the Class A Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such trust, each share of Class A Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(iii) a trust under the terms of which such Class A Stockholder has retained a "qualified interest" within the meaning of §2702(b)(1) of the Code or a reversionary interest so long as the Class A Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such trust (a "Clause (iii)

Class A Permitted Trust"); provided that in the event and at such time as the Class A Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such trust, each share of Class A Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(iv) an Individual Retirement Account, as defined in Section 408(a) of the Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such Class A Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Code; provided that in each case such Class A Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held in such account, plan or trust (each, a "Class A Permitted IRA"), and provided, further, that in the event and at such time as the Class A Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such account, plan or trust, each share of Class A Common Stock then held by or in such Individual Retirement Account, pension, profit sharing, stock bonus or other type of plan or trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(v) a corporation that is not a competitor of this corporation (as determined in good faith by the Corporation's Board of Directors) in which such Class A Stockholder directly, or indirectly through one or more Class A Permitted Entities, owns shares with sufficient Voting Control in the corporation, or otherwise has legally enforceable rights, such that the Class A Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such corporation (a "Class A Permitted Corporation"); provided that in the event and at such time as the Class A Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such corporation, each share of Class A Common Stock then held by such corporation shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(vi) a partnership that is not a competitor of this corporation (as determined in good faith by the Corporation's Board of Directors) in which such Class A Stockholder directly, or indirectly through one or more Class A Permitted Entities, owns partnership interests with sufficient Voting Control in the partnership, or otherwise has legally enforceable rights, such that the Class A Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such partnership (a "Class A Permitted Partnership"); and provided further that in the event and at such time as the Class A Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such partnership, each share of Class A Common Stock then held by such partnership shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock; or

(vii) a limited liability company that is not a competitor of this corporation (as determined in good faith by the Corporation's Board of Directors) in which such Class A Stockholder directly, or indirectly through one or more Class A Permitted Entities, owns membership interests with sufficient Voting Control in the limited liability company, or otherwise

has legally enforceable rights, such that the Class A Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such limited liability company (a "Class A Permitted LLC") and provided further that in the event and at such time as the Class A Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such limited liability company, each share of Class A Common Stock then held by such limited liability company shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock.

Notwithstanding the foregoing, if the shares of Class A Common Stock held by a Clause (ii) Class A Permitted Trust or a Clause (iii) Class A Permitted Trust would constitute stock of a "controlled corporation" (as defined in Section 2036(b)(2) of the Code), then such shares will not automatically convert to Class B Common Stock if the Class A Stockholder does not directly or indirectly retain Voting Control over such shares until such time as the shares of Class A Common Stock would no longer constitute stock of a "controlled corporation" pursuant to the Code (such time is referred to in this Section as the "Class A Voting Shift"). If a Class A Stockholder does not, within thirty (30) business days following the Class A Voting Shift, directly or indirectly assume sole exclusive Voting Control with respect to such shares of Class A Common Stock, each such share of Class A Common Stock shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock.

(c) **Administration.** The Corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or the other provisions of this Restated Certificate, relating to the conversion of the Class A Common Stock into Class B Common Stock as provided in this Article IV(D)7 and the dual class common stock structure provided for in this Restated Certificate, including, without limitation, the issuance of stock certificates (or, as to uncertificated shares, notices) in connection with any such conversion, as it may deem necessary or advisable. If the Corporation has reason to believe that a Transfer giving rise to a conversion of shares of Class A Common Stock into Class B Common Stock has occurred but has not theretofore been made on the books of the Corporation, the Corporation may request that the holder of such shares furnish affidavits or other evidence to the Corporation as it reasonably deems necessary to determine whether a conversion of shares of Class A Common Stock to Class B Common Stock has occurred, and if such holder does not within ten (10) days after the date of such request furnish sufficient evidence to the Corporation (in the manner provided in the request) to enable the Corporation to determine that no such conversion has occurred, any such shares of Class A Common Stock, to the extent not previously converted, shall be immediately and automatically convert into shares of Class B Common Stock and the same shall thereupon be registered on the books and records of the Corporation. In connection with any action of stockholders taken at a meeting or by written consent, the stock ledger of the Corporation shall be the exclusive evidence the stockholders entitled to vote in person or by proxy at any meeting of stockholders or in connection with any written consent and the classes and series of shares held by each such stockholder and the number of shares of each class held by such stockholder. Each share of Class A Common Stock that is converted pursuant to this Section 7 shall be retired by the Corporation and shall not be reissued.

8. **Reservation of Stock.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class B Common Stock, solely for the purpose of effecting the conversion of the shares of Class A Common Stock, such number of shares

of Class B Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class A Common Stock into shares of Class B Common Stock.

9. **Protective Provision.** The Corporation shall not, by amendment, merger, consolidation or otherwise, without first obtaining the vote (either at a stockholders meeting or written consent, as provided by law) of the holders of at least a majority of the then-outstanding shares of Class A Common Stock, voting as a separate class, amend, alter, repeal or waive Article IV(D).

(E) **Class B Common Stock.**

1. **Dividend Rights.** The holders of shares of Class B Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2. **Liquidation Rights.** Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Article IV(B)2 above.

3. **Redemption.** The Class B Common Stock is not mandatorily redeemable.

4. **Voting Rights and Powers.** Each holder of Class B Common Stock shall be entitled to one (1) vote per share of Class B Common Stock, and to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and to vote upon such matters and in such manner as may be provided by law. Except as expressly provided by this Restated Certificate or as provided by law, the holders of Preferred Stock, the holders of Founders Preferred Stock, the holders of Class A Common Stock and the holders of Class B Common Stock shall vote together as a single class on all matters. The number of authorized shares of Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

(F) **Definitions.** For purposes of this Article IV, the following definitions shall apply:

1. "Class A Permitted Entity" shall mean, with respect to any Class A Stockholder, any Clause (i) Class A Permitted Trust, Clause (ii) Class A Permitted Trust, Clause (iii) Class A Permitted Trust, a Class A Permitted IRA, a Class A Permitted Corporation, a Class A Permitted Partnership or a Class A Permitted LLC described in Article IV(D)7(b).

2. "Class A Stockholder" shall mean any stockholder that is issued Class A Common Stock by the Corporation or any Class A Permitted Entity.

3. "Founders Preferred Permitted Entity" shall mean, with respect to any Founders Preferred Stockholder, any Clause (i) Founders Preferred Permitted Trust, Clause (ii) Founders Preferred Permitted Trust, Clause (iii) Founders Preferred Permitted Trust, a Founders

Preferred Permitted IRA, a Founders Preferred Permitted Corporation, a Founders Preferred Permitted Partnership, or a Founders Preferred Permitted LLC described in Article IV(C)4(c).

4. "Founders Preferred Stockholder" shall mean any stockholder that is issued Founders Preferred Stock by the Corporation or any Founders Preferred Permitted Entity.

5. "Transfer" shall mean, with respect to a share of Founders Preferred Stock or Class A Common Stock, any sale, assignment, transfer, conveyance, hypothecation, grant of a security interest, gift or other transfer or disposition of such share or any legal, economic, or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, unless the Corporation's Board of Directors, in its sole and absolute discretion and prior to the occurrence of such sale, assignment, conveyance, hypothecation, grant, gift, disposition or transfer, in a valid board action referring to this subsection of this Restated Certificate, decides that a waiver of the conversion provisions should take place for a particular transaction and that, as a result, such sale, assignment, transfer, conveyance, hypothecation, grant of a security interest, gift or other transfer or disposition of such share or any legal, economic, or beneficial interest in such share shall not constitute a "Transfer"; provided, however, that the following shall not be considered a "Transfer": (a) the grant of a proxy to one or more officers or directors of the Corporation at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of stockholders; (b) the pledge of shares of Founders Preferred Stock or Class A Common Stock, as applicable, by a Founders Preferred Stockholder or a Class A Stockholder, as applicable, that creates a mere security interest in such shares pursuant to a *bona fide* loan or indebtedness transaction so long as the Founders Preferred Stockholder or Class A Stockholder, as applicable, continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares of Founders Preferred Stock or Class A Common Stock or other similar action by the pledgee shall constitute a "Transfer"; (c) the fact that, as of the filing date of this Restated Certificate or at any time thereafter, the spouse of any holder of Founders Preferred Stock or Class A Common Stock, as applicable, possesses or obtains an interest in such holder's shares of Founders Preferred Stock or Class A Common Stock, as applicable, arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a "Transfer" of such shares of Founders Preferred Stock or Class A Common Stock, as applicable; or (d) the sale or transfer of shares of Founders Preferred Stock in connection with an Equity Financing pursuant to Article IV(C)4(h).

6. "Voting Control" shall mean, with respect to a share of Founders Preferred Stock or Class A Common Stock, the power to vote or direct the voting of such share by proxy, voting agreement or otherwise.

ARTICLE V

Except as otherwise set forth herein, the Board of Directors of the Corporation is expressly authorized to make, alter or repeal Bylaws of the Corporation.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California Corporations Code.

ARTICLE VIII

(A) To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C) Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim against the Corporation as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE X

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series A Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation."

* * *

The foregoing Amended and Restated Certificate of Incorporation has been duly adopted by this corporation’s Board of Directors and stockholders in accordance with the applicable provisions of Sections 228, 242 and 245 of the Delaware General Corporation Law.

Executed at Menlo Park, California on _______ __, 2019.

____

Eric Ries, President

Addendum C-5

LTSE Services, Inc.

Bylaws

AMENDED AND RESTATED

BYLAWS

OF

LTSE SERVICES, INC.

AMENDED AND RESTATED

BYLAWS

OF

LTSE SERVICES, INC.

ARTICLE I

CORPORATE OFFICES

1.1 **Offices**

In addition to the corporation's registered office set forth in the certificate of incorporation, the Board of Directors may at any time establish other offices at any place or places where the corporation is qualified to do business.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1 **Place Of Meetings**

Meetings of stockholders shall be held at any place, within or outside the state of Delaware, designated by the Board of Directors. The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law. In the absence of any such designation or determination, stockholders' meetings shall be held at the registered office of the corporation.

2.2 **Annual Meeting**

The annual meeting of stockholders shall be held on such date, time and place, either within or without the state of Delaware, as may be designated by resolution of the Board of Directors each year. At the meeting, directors shall be elected and any other proper business may be transacted.

2.3 **Special Meeting**

A special meeting of the stockholders may be called at any time by the Board of Directors, the chairperson of the board, the chief executive officer, the president or by one or

more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If a special meeting is called by any person or persons other than the Board of Directors, the chairperson of the board, the chief executive officer or the president, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by email, fax, telegraphic or other facsimile or electronic transmission to the chairperson of the board, the chief executive officer, the president or the secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of Sections 2.4 and 2.5 of this Article II, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than 35 nor more than 60 days after the receipt of the request. If the notice is not given within 20 days after the receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4 **Notice Of Stockholders' Meetings**

All notices of meetings with stockholders shall be in writing and shall be sent or otherwise given in accordance with Section 2.5 of these bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.5 **Manner Of Giving Notice; Affidavit Of Notice**

Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic mail or other electronic transmission, in the manner provided in Section 232 of the Delaware General Corporation Law. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.6 **Quorum**

The holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairperson of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have power to adjourn the meeting to another place (if any), date or time.

2.7 **<u>Adjourned Meeting; Notice</u>**

When a meeting is adjourned to another place (if any), date or time, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place (if any), thereof and the means of remote communications (if any) by which stockholders and proxyholders may be deemed to be present and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the place (if any), date and time of the adjourned meeting and the means of remote communications (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.8 **<u>Organization; Conduct of Business</u>**

Such person as the Board of Directors may have designated or, in the absence of such a person, the chief executive officer, or in his or her absence, the president or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairperson of the meeting. In the absence of the secretary of the corporation, the secretary of the meeting shall be such person as the chairperson of the meeting appoints.

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business. The date and time of opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

2.9 **<u>Voting</u>**

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.12 of these bylaws, subject to the provisions of Sections 217 and 218 of the Delaware General Corporation Law (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

2.10 **<u>Waiver Of Notice</u>**

Whenever notice is required to be given under any provision of the Delaware General Corporation Law or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed

equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice, or any waiver of notice by electronic transmission, unless so required by the certificate of incorporation or these bylaws.

2.11 **Stockholder Action By Written Consent Without A Meeting**

Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (a) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (b) delivered to the corporation in accordance with Section 228(a) of the Delaware General Corporation Law.

Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the date the earliest dated consent is delivered to the corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner prescribed in this Section. A telegram, cablegram, electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for purposes of this Section to the extent permitted by law. Any such consent shall be delivered in accordance with Section 228(d)(1) of the Delaware General Corporation Law.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law). If the action which is consented to is such as would have required the filing of a certificate under any section of the Delaware General Corporation Law if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written notice and written consent have been given as provided in Section 228 of the Delaware General Corporation Law.

2.12 **Record Date For Stockholder Notice; Voting; Giving Consents**

In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action.

If the Board of Directors does not so fix a record date:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) The record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent (including consent by electronic mail or other electronic transmission as permitted by law) is delivered to the corporation.

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, if such adjournment is for 30 days or less; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

2.13 **Proxies**

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by an instrument in writing or by an electronic transmission permitted by law filed with the secretary of the corporation, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder’s name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the stockholder or the stockholder’s attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212(e) of the Delaware General Corporation Law.

ARTICLE III

DIRECTORS

3.1 **Powers**

Subject to the provisions of the Delaware General Corporation Law and any limitations in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

3.2 **Number Of Directors**

The number of directors constituting the entire Board of Directors is 3. This number may be changed by a resolution of the Board of Directors or of the stockholders, subject to Section 3.4 of these bylaws. No reduction of the authorized number of directors shall have the effect of removing any director before such director's term of office expires.

3.3 **Election, Qualification And Term Of Office Of Directors**

Except as provided in Section 3.4 of these bylaws, and unless otherwise provided in the certificate of incorporation, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Unless otherwise specified in the certificate of incorporation, elections of directors need not be by written ballot.

3.4 **Resignation And Vacancies**

Any director may resign at any time upon written notice to the attention of the Secretary of the corporation. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the Delaware General Corporation Law, any vacancy or newly created directorship may be filled by a majority of the directors then in office (including any directors that have tendered a resignation effective at a future date), though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy or newly created directorship occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy or newly created directorship by (i) voting for their own designee to fill such vacancy or newly created directorship at a meeting of the corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of

stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the Delaware General Corporation Law.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the Delaware General Corporation Law as far as applicable.

3.5 **<u>Place Of Meetings; Meetings By Telephone</u>**

The Board of Directors of the corporation may hold meetings, both regular and special, either within or outside the state of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6 **<u>Regular Meetings</u>**

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

3.7 **<u>Special Meetings; Notice</u>**

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairperson of the board, the chief executive officer, the president, the secretary or any two directors.

Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail, facsimile, electronic transmission, or telegram, charges prepaid, addressed to each director at that director's address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least 4 days before the time of the holding of the meeting. If the notice is delivered personally or by facsimile, electronic transmission, telephone or telegram, it shall be delivered at least 24 hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting. The notice need not specify the place of the meeting, if the meeting is to be held at the principal executive office of

the corporation. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.8 **Quorum; Voting**

At all meetings of the Board of Directors, a majority of the total number of duly elected directors then in office (but in no case less than 1/3 of the total number of authorized directors) shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

Each director may have more or less than one vote, if so approved by either an action of the Board or an action by the Stockholders. If one or more directors shall have more or less than one vote per director on any matter, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

3.9 **Waiver Of Notice**

Whenever notice is required to be given under any provision of the Delaware General Corporation Law or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws.

3.10 **Board Action By Written Consent Without A Meeting**

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

3.11 **Fees And Compensation Of Directors**

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

3.12 **Approval Of Loans To Officers**

The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

3.13 **Removal Of Directors**

Unless otherwise restricted by statute, by the certificate of incorporation or by these bylaws, any director or the entire Board of Directors may be removed, with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent; provided, however, that if the stockholders of the corporation are entitled to cumulative voting, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

3.14 **Chairperson Of The Board Of Directors**

The corporation may also have, at the discretion of the Board of Directors, a chairperson of the Board of Directors who shall not be considered an officer of the corporation.

ARTICLE IV

COMMITTEES

4.1 **Committees Of Directors**

The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate 1 or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporate Law of Delaware to be submitted to stockholders for approval or (ii) adopting, amending or repealing any Bylaw of the corporation.

4.2 **Committee Minutes**

Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

4.3 **Meetings And Action Of Committees**

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Section 3.5 (place of meetings and meetings by telephone), Section 3.6 (regular meetings), Section 3.7 (special meetings and notice), Section 3.8 (quorum), Section 3.9 (waiver of notice), and Section 3.10 (action without a meeting) of these bylaws, with such changes in the context of such provisions as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board of Directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

ARTICLE V

OFFICERS

5.1 **Officers**

The officers of the corporation shall be a president and a secretary. The corporation may also have, at the discretion of the Board of Directors, a chief executive officer, a chief financial officer, a treasurer, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws. Any number of offices may be held by the same person.

5.2 **Appointment Of Officers**

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.3 or 5.5 of these bylaws, shall be appointed by the Board of Directors, subject to the rights (if any) of an officer under any contract of employment.

5.3 **Subordinate Officers**

The Board of Directors may appoint, or empower the chief executive officer or the president to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board of Directors may from time to time determine.

5.4 **Removal And Resignation Of Officers**

Subject to the rights (if any) of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board of Directors at any regular or special meeting of the board or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom the power of removal is conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights (if any) of the corporation under any contract to which the officer is a party.

5.5 **Vacancies In Offices**

Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

5.6 **Chief Executive Officer**

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairperson of the board (if any), the chief executive officer of the corporation (if such an officer is appointed) shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers of the corporation and

shall have the general powers and duties of management usually vested in the office of chief executive officer of a corporation and shall have such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as chief executive officer shall also be the acting president of the corporation whenever no other person is then serving in such capacity.

5.7 **President**

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairperson of the board (if any) or the chief executive officer, the president shall have general supervision, direction, and control of the business and other officers of the corporation. He or she shall have the general powers and duties of management usually vested in the office of president of a corporation and such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as president shall also be the acting chief executive officer, secretary or treasurer of the corporation, as applicable, whenever no other person is then serving in such capacity.

5.8 **Vice Presidents**

In the absence or disability of the chief executive officer and president, the vice presidents (if any) in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these bylaws, the president or the chairperson of the board.

5.9 **Secretary**

The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates (if any) evidencing such shares, and the number and date of cancellation of every certificate (if any) surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required to be given by law or by these bylaws. He or

she shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these bylaws.

5.10 **Chief Financial Officer**

The chief financial officer (if such an officer is appointed) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The chief financial officer shall render to the chief executive officer, the president, or the Board of Directors, upon request, an account of all his or her transactions as chief financial officer and of the financial condition of the corporation. He or she shall have the general powers and duties usually vested in the office of chief financial officer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the chief financial officer shall also be the acting treasurer of the corporation whenever no other person is then serving in such capacity. Subject to such supervisory powers (if any) as may be given by the Board of Directors to another officer of the corporation, the chief financial officer shall supervise and direct the responsibilities of the treasurer whenever someone other than the chief financial officer is serving as treasurer of the corporation.

5.11 **Treasurer**

The treasurer (if such an officer is appointed) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records with respect to all bank accounts, deposit accounts, cash management accounts and other investment accounts of the corporation. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The treasurer shall deposit, or cause to be deposited, all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors and shall render to the chief financial officer, the chief executive officer, the president or the Board of Directors, upon request, an account of all his or her transactions as treasurer. He or she shall have the general powers and duties usually vested in the office of treasurer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the treasurer shall also be the acting chief financial officer of the corporation whenever no other person is then serving in such capacity.

5.12 **Representation Of Shares Of Other Corporations**

The chairperson of the board, the chief executive officer, the president, any vice president, the chief financial officer, the secretary or assistant secretary of this corporation, or any other person authorized by the Board of Directors or the chief executive officer or the president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.

5.13 **Authority And Duties Of Officers**

In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the Board of Directors or the stockholders.

ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND OTHER AGENTS

6.1 **Indemnification Of Directors And Officers**

The corporation shall, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.1, a "director" or "officer" of the corporation includes any person (a) who is or was a director or officer of the corporation, (b) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.2 **Indemnification Of Others**

The corporation shall have the power, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (a) who is or was an employee or agent of the corporation, (b) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was an

employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.3 **Payment Of Expenses In Advance**

Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to Section 6.1 or for which indemnification is permitted pursuant to Section 6.2 following authorization thereof by the Board of Directors shall be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in this Article VI.

6.4 **Indemnity Not Exclusive**

The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the certificate of incorporation.

6.5 **Insurance**

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the Delaware General Corporation Law.

6.6 **Conflicts**

No indemnification or advance shall be made under this Article VI, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a) That it would be inconsistent with a provision of the certificate of incorporation, these bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

ARTICLE VII

RECORDS AND REPORTS

7.1 **Maintenance And Inspection Of Records**

The corporation shall, either at its principal executive offices or at such place or places as designated by the Board of Directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books, and other records.

Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in Delaware or at its principal place of business.

A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least 10 days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

7.2 **Inspection By Directors**

Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

ARTICLE VIII

GENERAL MATTERS

8.1 **Checks**

From time to time, the Board of Directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

8.2 **Execution Of Corporate Contracts And Instruments**

The Board of Directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.3 **Stock Certificates and Notices; Uncertificated Stock; Partly Paid Shares**

The shares of the corporation may be certificated or uncertificated, as provided under Delaware law, and shall be entered in the books of the corporation and recorded as they are issued. Any or all of the signatures on any certificate may be a facsimile or electronic signature. In case any officer, transfer agent or registrar who has signed or whose facsimile or electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Within a reasonable time after the issuance or transfer of uncertificated stock and upon the request of a stockholder, the corporation shall send to the record owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of Delaware, the name of the stockholder, the number and class (and the designation of the series, if any) of the shares, and any restrictions on the transfer or registration of such shares of stock imposed by the corporation’s certificate of incorporation, these bylaws, any agreement among stockholders or any agreement between stockholders and the corporation.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate (if any) issued to represent any such partly paid shares, or upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

8.4 **Special Designation On Certificates and Notices of Issuance**

If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock; provided, however, that, except as otherwise provided in Section 202 of the Delaware General Corporation Law, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock, or the purchase agreement for such stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

8.5 **Lost Certificates**

Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or notice of uncertificated stock in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or the owner’s legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

8.6 **Construction; Definitions**

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Delaware General Corporation Law shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term “person” includes both a corporation and a natural person.

8.7 **Dividends**

The directors of the corporation, subject to any restrictions contained in (a) the Delaware General Corporation Law or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation’s capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

8.8 **Fiscal Year**

The fiscal year of the corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

8.9 **Transfer Of Stock**

Upon receipt by the corporation or the transfer agent of the corporation of proper transfer instructions from the record holder of uncertificated shares or upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate or, in the case of uncertificated securities and upon request, a notice of issuance of shares, to the person entitled thereto, cancel the old certificate (if any) and record the transaction in its books.

8.10 **Stock Transfer Agreements**

The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the Delaware General Corporation Law.

8.11 **Stockholders of Record**

The corporation shall be entitled to recognize the exclusive right of a person recorded on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person recorded on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

8.12 **Facsimile or Electronic Signature**

In addition to the provisions for use of facsimile or electronic signatures elsewhere specifically authorized in these bylaws, facsimile or electronic signatures of any stockholder, director or officer of the corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE IX

AMENDMENTS

The Bylaws of the corporation may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal Bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal Bylaws.

Exhibit D

Long-Term Stock Exchange, Inc.
Date of filing: April 3, 2019
Date as of which the information is accurate: April 3, 2019

Exhibit D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

LTSE Group, Inc., an affiliate of the applicant, was not formed until February 2019. Accordingly, interim financial statements will be provided following its first month of operations.

Addendum D-1

LTSE Holdings, Inc. Audited

Financial Statements

LTSE Holdings, Inc.

Financial Statements

December 31, 2018 and 2017

armanino

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
LTSE Holdings, Inc.
San Francisco, California

We have audited the accompanying financial statements of LTSE Holdings, Inc. (a Delaware corporation), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2018 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LTSE Holdings, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Armanino LLP

Armanino LLP
San Francisco, California

March 21, 2019

LTSE Holdings, Inc.
Balance Sheets
December 31, 2018 and 2017

	2018	2017
ASSETS		
Current assets		
Cash	$ 6,654,089	$ 11,882,270
Related party notes receivable	152,023	120,000
Related party interest receivable	16,500	9,469
Prepaid expenses	-	12,787
Total current assets	6,822,612	12,024,526
Other assets		
Intercompany receivables	449,980	624,980
Investments in subsidiaries	20	20
Other assets	74,523	41,923
Total other assets	524,523	666,923
Total assets	$ 7,347,135	$ 12,691,449

The accompanying notes are an integral part of these financial statements.

LTSE Holdings, Inc.
Balance Sheets
December 31, 2018 and 2017

	2018	2017
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 360,422	$ 237,532
Accrued expenses	103,557	282,706
Total current liabilities	463,979	520,238
Stockholders' equity		
Common stock; $0.001 par value; 70,635,029 shares authorized:		
Class A common stock; $0.0001 par value; 14,937,500 shares designated, and 11,337,500 shares issued and outstanding at December 31, 2018 and 2017	1,134	1,134
Class B common stock; $0.0001 par value; 55,697,529 shares designated, and 893,571 shares issued and outstanding at December 31, 2018 and 2017	90	90
Preferred stock; $0.001 par value; 28,583,611 shares authorized:		
Founders convertible preferred stock; $0.0001 par value; 3,600,000 shares designated, issued, and outstanding at December 31, 2018 and 2017	360	360
Series A-1 convertible preferred stock; $0.0001 par value; 1,292,445 shares designated, issued, and outstanding at December 31, 2018 and 2017	129	129
Series A-2 convertible preferred stock; $0.0001 par value; 1,317,564 shares designated, issued, and outstanding at December 31, 2018 and 2017	132	132
Series A-3 convertible preferred stock; $0.0001 par value; 3,003,032 shares designated, issued, and outstanding at December 31, 2018 and 2017	300	300
Series A-4 convertible preferred stock; $0.0001 par value; 575,902 shares designated, issued, and outstanding at December 31, 2018 and 2017	58	58
Series A-5 convertible preferred stock; $0.0001 par value; 273,666 shares designated, issued, and outstanding at December 31, 2018 and 2017	27	27
Series A-6 convertible preferred stock; $0.0001 par value; 3,638,729 shares designated, issued, and outstanding at December 31, 2018 and 2017	364	364
Series A-7 convertible preferred stock; $0.0001 par value; 55,697,529 shares designated at December 31, 2018 and 2017; 14,882,273 and 15,008,856 shares issued and outstanding at December 31, 2018 and 2017, respectively	1,489	1,501
Additional paid-in capital	19,520,356	19,429,257
Accumulated deficit	(12,641,283)	(7,262,141)
Total stockholders' equity	6,883,156	12,171,211
Total liabilities and stockholders' equity	$ 7,347,135	$ 12,691,449

The accompanying notes are an integral part of these financial statements.

LTSE Holdings, Inc.
Statement of Operations
For the Year Ended December 31, 2018

Revenue	$ 10,900
Operating expenses	
General and administrative	2,304,753
Legal and regulatory	1,358,583
Sales and marketing	323,001
Research and development	1,548,961
Total operating expenses	5,535,298
Loss from operations	(5,524,398)
Other income (expense)	
Interest income	151,672
Other expenses	(5,500)
Total other income (expense), net	146,172
Loss before provision for income taxes	(5,378,226)
Income taxes	916
Net loss	$ (5,379,142)

The accompanying notes are an integral part of these financial statements.

LTSE Holdings, Inc.
Statements of Stockholders' Equity
For the Years Ended December 31, 2018 and 2017

	Class A Common Stock		Class B Common Stock		Founders Convertible Preferred Stock		Series A Convertible Preferred Stock		Additional	Retained Earnings (Accumulated	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit)	Total
Balance, January 1, 2017	11,337,500	$ 1,134	196,571	$ 20	3,600,000	$ 360	24,441,837	$ 2,444	$ 18,698,369	$ (2,261,351)	$ 16,440,976
Sale of Series A-7 Convertible Preferred Stock less issuance costs of $17,647	-	-	-	-	-	-	541,744	54	517,301	-	517,355
Class B Common Stock issued on exercise of options	-	-	697,000	70	-	-	-	-	146,300	-	146,370
Repurchase liability for early-exercised options	-	-	-	-	-	-	-	-	(147,153)	-	(147,153)
Issuance of Series A-7 Convertible Preferred Stock for contract considerations	-	-	-	-	-	-	126,583	13	124,988	-	125,001
Stock-based compensation expense	-	-	-	-	-	-	-	-	89,452	-	89,452
Net loss	-	-	-	-	-	-	-	-	-	(5,000,790)	(5,000,790)
Balance, December 31, 2017	11,337,500	$ 1,134	893,571	$ 90	3,600,000	$ 360	25,110,164	$ 2,511	$ 19,429,257	$ (7,262,141)	$ 12,171,211

The accompanying notes are an integral part of these financial statements.

LTSE Holdings, Inc.
Statements of Stockholders' Equity
For the Years Ended December 31, 2018 and 2017

	Class A Common Stock		Class B Common Stock		Founders Convertible Preferred Stock		Series A Convertible Preferred Stock			Retained Earnings	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-In Capital	(Accumulated Deficit)	Total
Balance, December 31, 2017	11,337,500	$ 1,134	893,571	$ 90	3,600,000	$ 360	25,110,164	$ 2,511	$ 19,429,257	$ (7,262,141)	$ 12,171,211
Additional issuance costs for Series A-7 Convertible Preferred Stock recorded	-	-	-	-	-	-	-	-	(5,973)	-	(5,973)
Issuance of Series A-7 Convertible Preferred Stock for contract consideration	-	-	-	-	-	-	126,583	13	124,988	-	125,001
Cancellation of shares of Series A-7 Convertible Preferred Stock in conjunction with settlement agreement	-	-	-	-	-	-	(253,166)	(25)	(249,976)	-	(250,001)
Issuance of warrants for Class B Common Stock	-	-	-	-	-	-	-	-	5,500	-	5,500
Vesting of early-exercised options	-	-	-	-	-	-	-	-	44,542	-	44,542
Simple agreements for equity issued	-	-	-	-	-	-	-	-	100,000	-	100,000
Stock-based compensation expense	-	-	-	-	-	-	-	-	72,018	-	72,018
Net loss	-	-	-	-	-	-	-	-	-	(5,379,142)	(5,379,142)
Balance, December 31, 2018	11,337,500	$ 1,134	893,571	$ 90	3,600,000	$ 360	24,983,581	$ 2,499	$ 19,520,356	$ (12,641,283)	$ 6,883,156

The accompanying notes are an integral part of these financial statements.

LTSE Holdings, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities	
Net loss	$ (5,379,142)
Adjustments to reconcile net loss to net cash used in operating activities	
Stock-based compensation	72,018
Warrant expense	5,500
Changes in operating assets and liabilities	
Notes receivable	(32,023)
Interest receivable	(7,031)
Prepaid expenses	12,787
Intercompany receivables	50,000
Other assets	(32,600)
Accounts payable	167,432
Accrued expenses	(179,149)
Net cash used in operating activities	(5,322,208)
Cash flows from financing activities	
Additional issuance costs for Series A-7 Convertible Preferred Stock	(5,973)
Simple agreements for equity issued	100,000
Net cash provided by financing activities	94,027
Net decrease in cash and cash equivalents	(5,228,181)
Cash and cash equivalents, beginning of year	11,882,270
Cash and cash equivalents, end of year	$ 6,654,089

Supplemental disclosure of cash flow information

Cash paid during the year for taxes	$ 800

The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS

LTSE Holdings, Inc. (the "Company") was incorporated in Delaware in 2012. The Company represents a coalition of other companies and like-minded investors who are committed to restoring trust and prioritizing value creation in the capital markets. The Company's innovative governance model aims to establish new rules of engagement to enable the building of lasting businesses, and the Company's software tools facilitate alignment and partnership to and through the initial public offering. The Company has submitted an application with the SEC to become a national securities exchange and currently serves over twenty thousand companies with its software. As of December 31, 2018 and 2017, the Company had two wholly-owned subsidiaries: LTSE Listings, Inc. ("LTSE Listings") and Long-Term Stock Exchange, Inc. ("LTSE").

The Company's financial statements are not consolidated with either LTSE Listings or LTSE.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going concern

The Company has incurred operating losses and negative cash flows from operations since its inception. As of December 31, 2018 and 2017, the Company had an accumulated deficit of approximately $12,382,000 and $7,003,000, respectively. Such conditions raise substantial doubt about the Company's ability to continue as a going concern.

To date, the Company has primarily financed its operations through private placement of equity securities. As of December 31, 2018, the Company has submitted an application with the SEC to become a national securities exchange, and beginning in 2019, the Company's management projects the Company will begin its operation as a national securities exchange. Once operational, the Company also projects the resulting revenue plus cash on-hand as of December 31, 2018 to be sufficient to fund operations through at least twelve months subsequent to the issuance of these financial statements. Thereafter, the Company's projections indicate the Company's operations are expected to be cash-flow positive.

Failure to execute on management's plans described above, manage discretionary expenditures or, if necessary, raise additional financing, will adversely impact the Company's ability to achieve its intended business objectives and continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Use of estimates

The preparation of the Company's financial statements in conformity accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents. As of December 31, 2018 and 2017, cash and cash equivalents consist of cash deposited with banks.

Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents with one financial institution and such amounts exceed federally insured limits. At December 31, 2018 and 2017, the Company had a cash balance of $6,654,089 and $11,882,270, respectively, with the financial institution. The Company has not experienced any losses on its cash and cash equivalents.

The Company is subject to risks common to companies in the software development industry including, but not limited to, new technological innovations, dependence on key personnel, protection of proprietary technology, and product liability. There can be no assurance that the Company's products or services will be accepted in the marketplace. Nor can there be any assurance that any future products or services can be developed or deployed at an acceptable cost and with appropriate performance characteristics, or that such products or services will be successfully marketed, if at all. These factors could have a materially adverse effect on the Company's future financial results, financial position and cash flows.

Notes receivable

Periodically, the Company will issue notes receivable to selected employees to either meet personal financial need or to assist with the exercise of equity options in the Company. All notes receivable issued bear a reasonable fixed rate of interest which compounds annually, as determined by the Company's Board of Directors, and all principal plus accrued but unpaid interest is due either three or four years after issuance and there is no early payment penalty. In accordance with U.S. GAAP, when a note receivable is issued for the exercise of the Company's equity, the Company records neither the note receivable nor the associated equity. However, upon repayment of any notes receivable issued for the exercise of the Company's equity, the issuance of the equity will be recorded by the Company.

Revenue recognition

As of December 31, 2018 all of the Company's commercial products are freeware and the only revenue recognized is from the Company's agreement with a third-party. Under the agreement, the Company invoices the third-party for each 409A valuation performed by the third-party which was originated from one of the Company's freeware products. Because the Company has no other performance obligations, revenue is recognized upon invoicing.

As of December 31, 2018 all invoices from the Company to the third-party have been paid.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Research and development

Research and development costs are charged to operations as incurred. Research and development costs include, but are not limited to, payroll and personnel expenses, and consulting costs.

Stock-based compensation

The Company estimates the fair value of each employee stock option on the date of grant using the Black-Scholes-Merton option pricing model which is recorded as stock-based compensation over the requisite service period. The model requires management to make a number of assumptions including expected volatility, expected life, risk-free interest rate, and expected dividends.

Given the Company's limited history, the Company used comparable companies' calculated historical volatility to estimate the Company's expected volatility.

The expected life of the options is based on the average period the stock options are expected to remain outstanding based on the options' vesting terms and contractual terms.

The risk-free interest rate assumption is based on published interest rates for United States Treasury zero-coupon issues with a remaining term approximately equal to the expected life assumed at the date of grant appropriate for the terms of the Company's stock options granted.

The dividend yield assumption is based on the Company's history and expectation of no dividend payouts.

The Company accounts for forfeitures of granted stock options when they actually occur.

Income taxes

The Company accounts for income taxes using the asset and liability method, whereby, deferred tax asset and liability account balances are determined based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when management estimates that it is more likely than not that deferred tax assets will not be realized. Realization of deferred tax assets is dependent upon future pretax earnings, the reversal of temporary differences between book and tax income, and the expected tax rates in future periods.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

The Company is required to evaluate the tax positions taken in the course of preparing its tax returns to determine whether tax positions are more-likely-than-not to be sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount that is initially recognized.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the "Act") was signed into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, the transition of federal international taxation from a world-wide tax system to a territorial system, and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017. The Company has calculated the impact of the Act in its year end income tax provision in accordance with its understanding of the Act and guidance available as of the date of this filing.

In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act ("SAB 118") which allows the Company to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, the Company both considers the accounting of the transition tax and deferred tax re-measurements to be incomplete due to the forthcoming guidance and the Company's ongoing analysis of final year-end data and tax positions and believes the Financial Accounting Standards Board will also support this use of SAB 118 relative to the Act. The Company expects to complete their analysis within the measurement period in accordance with SAB 118.

3. NOTES RECEIVABLE

In May 2016, the Company issued total notes receivable of $384,640 to three employees to purchase 4,808,000 shares of Class B Common Stock. All the notes bear an annual interest rate of 1.43%, compounding annually, and are due in May 2020. As of December 31, 2018 and 2017, no principal has been repaid and total accrued interest on the notes was $14,585 and $8,956, respectively.

3. NOTES RECEIVABLE (continued)

In August 2016, the Company issued a note receivable to an employee for $60,000. The note receivable is due in August 2019 and bears an annual interest rate of 0.61%, compounding annually. In 2018, the Company forgave $38,325 of principal and recorded the forgiveness as a bonus to the employee and paid all taxes associated with the bonus. In turn, the Company recorded a receivable of $10,348 for the employee's portion of the taxes on the bonus which was outstanding as of December 31, 2018 and was paid by the employee in February 2019. As of December 31, 2018 and 2017, no remaining principal has been repaid and total accrued interest on the notes was $865 and $496, respectively.

In December 2017, the Company issued a note receivable to an employee for $60,000. The note receivable is due in December 2020 and bears an annual interest rate of 0.61%, compounding annually. As of December 31, 2018 and 2017, no principal has been repaid and total accrued interest on the note was $383 and $17, respectively.

In July 2018, the Company issued a note receivable to an employee for $60,000. The note receivable is due in July 2021 and bears an annual interest rate of 2.34%, compounding annually. As of December 31, 2018, no principal has been repaid and total accrued interest on the note was $667.

4. INTERCOMPANY RECEIVABLES AND INVESTMENTS

Intercompany receivables consisted of the following:

	2018	2017
LTSE Listings, Inc.	$ 449,990	$ 624,990
Long-Term Stock Exchange, Inc.	(10)	(10)
	$ 449,980	$ 624,980

As of December 31, 2018 and 2017, the Company had recorded its investment in LTSE Listings and LTSE of $10 and $10, respectively.

5. ACCRUED EXPENSES

Accrued expenses consisted of the following:

	2018	2017
Bank account overdraft	$ -	$ 135,553
Accrued credit card	946	-
Repurchase liability	102,611	147,153
	$ 103,557	$ 282,706

6. COMMITMENTS AND CONTINGENCIES

As of December 31, 2018, the Company has three operating leases which expire at various times during 2019. Lease payments due under noncancelable lease agreements in 2019 total $251,447.

7. STOCKHOLDERS' EQUITY

Common stock

The Company has reserved shares of Class B Common Stock for issuance for the following purposes at December 31, 2018:

Class A Common Stock*	11,337,500
Founders Convertible Preferred Stock*	3,600,000
Series A-1 Convertible Preferred Stock ("Series A-1")	1,292,445
Series A-2 Convertible Preferred Stock ("Series A-2")	1,317,564
Series A-3 Convertible Preferred Stock ("Series A-3")	3,003,032
Series A-4 Convertible Preferred Stock ("Series A-4')	575,902
Series A-5 Convertible Preferred Stock ("Series A-5")	273,666
Series A-6 Convertible Preferred Stock ("Series A-6")	3,638,729
Series A-7 Convertible Preferred Stock ("Series A-7")	14,882,273
Warrants	1,009,646
	40,930,757

* See conversion rights below for more detail

Convertible preferred stock

A summary of the preferred stock shares designated, issued, and outstanding as of December 31, 2018 is as follows:

	Shares Designated	Shares Issued and Outstanding	Original Issuance Price	Liquidation Preference Value
Founders Convertible Preferred Stock	3,600,000	3,600,000	$ 0.0001	$ -
Series A-1	1,292,445	1,292,445	$ 0.1973	254,999
Series A-2	1,317,564	1,317,564	$ 0.2960	389,999
Series A-3	3,003,032	3,003,032	$ 0.3946	1,184,996
Series A-4	575,902	575,902	$ 0.4341	249,999
Series A-5	273,666	273,666	$ 0.4933	134,999
Series A-6	3,638,729	3,638,729	$ 0.5919	2,153,764
Series A-7	20,253,165	14,882,273	$ 0.9875	14,696,245
	33,954,503	28,583,611		$ 19,065,001

7. STOCKHOLDERS' EQUITY (continued)

Convertible preferred stock (continued)

Class A and B Common Stock, Series A-1 thru A-7 (collectively "Series A"), and Founders Convertible Preferred Stock rights, preferences, and privileges are as follows:

- *Liquidation preference* - In the event of liquidation, the holders of outstanding shares of Series A shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Founders Convertible Preferred Stock and common stock, an amount per share equal to their respective original issuance price per share, plus any declared and unpaid dividends thereon. Any remaining assets of the Company shall be distributed to the holders of outstanding shares of Founders Convertible Preferred Stock (on an as-converted basis) and common stock on a pro rata basis. If, however, the assets to be distributed are insufficient to permit the required payment to the holders of outstanding shares of Series A, then the entire assets of the Company shall be distributed amongst the holders of Series A in proportion to the preferential amount each such holder is otherwise entitled to receive. Liquidation is deemed to occur if the Company shall (i) sell, convey, exclusively license or otherwise dispose of all or substantially all of its assets, property, or business, (ii) merge with or into or consolidate with any other entity, or (iii) effect a liquidation, dissolution or winding up of the Company pursuant to the applicable laws of the state of incorporation.

- *Conversion rights* - Each share of outstanding Series A shall be convertible at the option of the holder thereof into shares of Class B Common Stock as is determined by dividing the applicable original issuance price (as adjusted for any stock splits, stock dividends, or the like) for each respective series of Series A. Each outstanding share of Series A shall be automatically converted into shares of Class B Common Stock as described above in the event of (i) the Company's sale in a firm commitment underwritten public offering where the price per share is not less than $4.9375 per share (as adjusted for stock splits, stock dividends, or the like) and aggregate proceeds are not less than $25,000,000, net of underwriting discounts and commissions, or (ii) the holders of a majority of the outstanding shares of Series A vote on an as-converted basis to do so.

  Each share of outstanding Founders Convertible Preferred Stock shall be convertible at the option of the holder thereof into shares of Class A Common Stock as is determined by dividing $0.0001 (as adjusted for any stock splits, stock dividends, or the like) by the original issuance price. Any transfer of shares of Founders Convertible Preferred Stock that is neither (i) made in connection with an equity financing, nor (ii) approved by a majority of the Company's Board of Directors shall be deemed to convert into shares of Class B Common Stock as is determined by dividing $0.0001 (as adjusted for any stock splits, stock dividends, or the like) by the original issuance price. Each outstanding share of Founders Convertible Preferred Stock shall be automatically converted into shares of Class A Common Stock as described above in the event of (i) the Company's sale in a firm commitment underwritten public offering as described above, or (ii) the holders of a majority of the outstanding shares of Founders Convertible Preferred Stock vote to do so.

7. STOCKHOLDERS' EQUITY (continued)

Convertible preferred stock (continued)

Each share of outstanding Class A Common Stock shall be convertible at the option of the holder thereof into Class B Common Stock. Each share of Class A Common Stock shall be automatically converted into Class B Common Stock upon the transfer of such shares, except in certain circumstances detailed in the Company's Articles of Incorporation.

- *Dividends* - The holders of outstanding shares of Series A shall be entitled to receive dividends, when, as and if declared by the Company's Board of Directors, in preference and priority to any declaration or payment of any dividend on either Founders Convertible Preferred Stock or common stock at a rate of 8% of the respective original issuance price per share per annum. After the payment of such dividends, any additional dividends shall be distributed amongst the holders of Series A, Founders Convertible Preferred Stock, and common stock pro rata based on the number of shares of common stock then held on an as-converted basis.

  Furthermore, any dividends declared on outstanding shares of Class A Common Stock shall also be paid on outstanding shares of Class B Common Stock while any dividends declared on outstanding shares of Class B Common Stock are not required to be paid on outstanding Shares of Class A Common Stock.

  Dividends are not cumulative.

- *Redemption* - Neither Series A nor Founders Convertible Preferred Stock is redeemable.

- *Voting rights* - Each share of outstanding Series A shall be entitled to the number of votes equal to the number of shares of Class B Common Stock into which shares of Series A may be converted.

  Each share of outstanding Founders Convertible Preferred Stock shall be entitled to the same number of votes as the holders of common stock into which such shares could then be directly converted.

  Each share of Class A and B Common Stock shall be entitled to ten and one vote, respectively, and in all cases, fractional votes are not permitted and any fractional shares shall be rounded down to the nearest whole number.

7. STOCKHOLDERS' EQUITY (continued)

Convertible preferred stock (continued)

- *Protective provisions* - If the Company issues, or is deemed to issue, common stock for a price less than the applicable original issuance price for the respective Series A in effect immediately prior to the issuance of such common stock (adjusted for any stock splits, stock dividends, or the like), the conversion price for such series in effect immediately prior to each issuance shall automatically be adjusted, except for: (a) common stock issued for the conversion of Founders Convertible Preferred Stock, Series A, (b) securities issued primarily for the purpose of a (i) joint venture, technology licensing, or development activates, (ii) distribution, supply or manufacture of the Company's products or services, or (iii) any other arrangements involving corporate partners that are primarily for purposes other than raising capital, or (c) securities for whom the anti-dilution provisions have been waived by a vote of a majority of both the holders of Series A on a as-converted basis and, specifically, the holders of Series A-7.

Warrants

In December 2016, the Company issued warrants to a third-party for the purchase of 917,175 shares of Class B Common Stock at $0.01 per share. The warrants expire in December 2026 and have been classified by the Company as equity. When the warrant was issued, the Company valued the warrant at $192,607 and recorded the warrant to additional paid-in capital and other expense.

In December 2016, the Company issued warrants to a third-party for the purchase of 67,471 shares of Series A-1 at $0.9875 per share. The warrants expire in December 2026 and have been classified by the Company as equity. When the warrant was issued, the Company valued the warrant at $66,628 and recorded the warrant to additional paid-in capital and other expense.

In August 2018, the Company issued warrants to a third-party for the purchase of 25,000 shares of Class B Common Stock at $0.22 per share. The warrants expire in December 2028 and have been classified by the Company as equity. During 2018 the Company calculated the value of the warrant at $5,500 and recorded the warrant to additional paid-in capital and other expense.

Simple agreement for equity issuance

During the issuance of Series A-1 thru A-6, the Company raised approximately $4,400,000 of total proceeds via simple agreements for equity ("SAFE"). Although the SAFEs were issued in advance of each respective round of financing, none accrued interest. However, each SAFE agreement included provisions which allowed the respective holder to convert into additional shares of the respective round of Series A based on the Company's total capitalization as defined in the respective agreement. Because no additional issuances were made to the holders of Series A SAFEs, no beneficial conversion feature was recorded by the Company.

7. STOCKHOLDERS' EQUITY (continued)

Simple agreement for equity issuance (continued)

During the year ended December 31, 2018 the Company issued SAFEs totaling $100,000 to two investors which will convert into the Company's next round of convertible preferred stock financing, and based capitalization requirements set forth in the respective agreements, each holder will have the right to convert into additional shares of the Company's next round of convertible preferred stock financing if certain capitalization thresholds set forth in the respective agreements are met.

8. STOCK-BASED COMPENSATION

In 2016, the Company established the 2016 Stock Plan, which provides for the grant of incentive stock options, non-statutory stock options, and restrictive stock. The Company's Board of Directors has the authority to approve the employees and non-employees to whom options are granted and determine the terms of each option, including (i) the number of shares of common stock subject to the option; (ii) when the option becomes exercisable; (iii) the option exercise price (which shall not be less than 100% of the fair market value of the common stock as of the date of the grant for incentive and non-statutory stock options or less than 110% of the fair value for stockholders owning greater than 10% of all classes of stock). Options are exercisable over periods not to exceed ten years (five years for incentive stock options granted to holders of 10% or more of all classes of stock) from the date of grant. Generally, options vest over a four year period.

Option activity

Activity of shares outstanding under the stock option plan are as follows for the year ended December 31, 2017:

	Shares available for grant	Outstanding stock awards	Weighted average exercise price	Weighted average remaining contractual life (years)
Balance, January 1, 2017	3,562,320	1,920,206	$ 0.10	9.65
Granted	(2,675,403)	2,675,403	$ 0.21	-
Exercised	-	(697,000)	$ 0.21	-
Forfeited	586,180	(586,180)	$ 0.22	-
Balance, December 31, 2017	1,473,097	3,312,429	$ 0.15	8.99

8. STOCK-BASED COMPENSATION (continued)

<u>Option activity (continued)</u>

Activity of shares outstanding under the stock option plan are as follows for the year ended December 31, 2018:

	Shares available for grant	Outstanding stock awards	Weighted average exercise price	Weighted average remaining contractual life (years)
Balance, January 1, 2018	1,473,097	3,312,429	$ 0.15	8.99
Authorized	2,584,551	-	$ -	-
Granted	(4,014,959)	4,014,959	$ 0.22	-
Forfeited	389,585	(389,585)	$ 0.22	-
Balance, December 31, 2018	432,274	6,937,803	$ 0.19	8.97
Exercisable, December 31, 2018		1,897,949	$ 0.14	8.03
Exercisable and expected to vest, December 31, 2018		6,454,623	$ 0.18	8.94

The intrinsic value of options exercised for the year ended December 31, 2017 amounted to $6,970. There were no options exercised during the year ended December 31, 2018. Total stock-based compensation expense for the year ended December 31, 2018 was $72,018, and as of December 31, 2018, unamortized stock-based compensation totaled $359,098 with a weighted-average remaining life of 4.86 years.

The total fair value of stock options vested during the year ended December 31, 2018 was $40,223 and the weighted average fair value of stock options granted during 2018 was $0.06 per share.

Share-based compensation expense is as follows for the year ended December 31, 2018:

General and administrative	$ 32,106
Legal and regulatory	12,338
Sales and marketing	6,767
Research and development	20,807
	$ 72,018

8. STOCK-BASED COMPENSATION (continued)

Option activity (continued)

During the year ended December 31, 2017, certain option holders early exercised and were issued 612,000 shares of the Company's Class B Common Stock. The Company recorded the issuance of the Class B Common Stock to equity and corresponding entries to both a contra-equity account and repurchase liabilities, and as the early-exercised options vest, the Company will reduce the repurchase liability and the contra-equity accounts, respectively. As of December 31, 2018 and 2017, the repurchase liability balance was $102,611 and $147,153, respectively.

The assumptions used under the Black-Scholes-Merton option pricing model and the weighted average calculated value of the options are as follows for the year ended December 31, 2018:

Dividend yield	0%
Expected volatility	20%
Expected term (in years)	6.23
Risk-free interest rate	2.8%

9. INCOME TAX

The provision for income tax for the year ended December 31, 2018 consisted of the following:

Current	
State	$ 916

Significant components of the Company's deferred income tax assets are as follows:

	2018	2017
Accruals and reserves	$ 38,510	$ 27,365
Intangibles	1,654,789	1,772,887
Net operating losses and credit carryovers	1,824,252	204,426
Total current	3,517,551	2,004,678
Valuation allowance	(3,517,551)	(2,004,678)
Total net deferred tax asset	$ -	$ -

9. INCOME TAX (continued)

At December 31, 2018 and 2017, the Company had net operating loss carry-forwards for federal and state income tax purposes of approximately $6,168,000 and $6,188,000, and $522,000 and $524,000, respectively, available to reduce future income subject to income taxes. The federal and state net operating loss carry-forwards will begin to expire in 2036. At December 31, 2018 and 2017, the Company also has research credit carry-forwards for federal and California tax purposes of approximately $14,000 and $95,000, and $14,000 and $55,000, respectively, available to reduce future income subject to income taxes. The federal research credit carry-forwards will begin to expire in 2036 and the California research credits carry forward indefinitely.

The Company believes that, based on a number of factors, it is more likely than not, that all or some portion of the deferred tax assets will not be realized; and, accordingly, for the years ended December 31, 2018, the Company has provided a valuation allowance against the its net deferred tax assets. The net change in the valuation allowance for the years ended December 31, 2018 and 2017 was an increase of approximately $1,513,000 and $1,183,000, respectively.

The Internal Revenue Code of 1986, as amended, imposes restrictions on the utilization of net operating losses in the event of an "ownership change" of a corporation. Accordingly, a company's ability to use net operating losses may be limited as prescribed under Internal Revenue Code Section 382 ("IRC Section 382"). Events which may cause limitations in the amount of the net operating losses that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Utilization of the federal and state net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by the IRC Section 382 and similar state provisions.

The Company files federal and state income tax returns with varying statutes of limitations. Due to the Company's net carryover of unused operating losses, all years from 2016 forward remain subject to future examination by tax authorities.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 21, 2019, which is the date the financial statements were available to be issued. No events have occurred subsequent to December 31, 2018.

Exhibit H

Long-Term Stock Exchange, Inc.
Date of filing: April 3, 2019
Date as of which the information is accurate: April 3, 2019

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

LTSE Rule 14.201 requires a company seeking the initial listing of one or more classes of securities on LTSE to participate in a free confidential pre-application eligibility review to determine whether the company meets LTSE's listing criteria. If upon completion of this review, LTSE determines that a company is eligible for listing, LTSE will notify that company in writing that it has been cleared to submit an original listing application. For the avoidance of doubt, LTSE notes that if, upon completion of this review, LTSE determines that a company is ineligible for listing, the company may request a review of LTSE's determination pursuant to the process set forth in LTSE Rule 9.555.

Addenda

Exhibit J

Long-Term Stock Exchange, Inc.
Date of filing: April 3, 2019
Date as of which the information is accurate: April 3, 2019

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Long-Term Stock Exchange Board of Directors (the "Exchange Board")

The Exchange Board will be composed of at least six directors. One director will be the Chief Executive Officer of the Exchange. The number of Non-Industry Directors, at least one of which must be an Independent Director, will equal or exceed the sum of the number of Industry Directors and Member Representative Directors. At least 20% of the directors on the Exchange Board will be Member Representative Directors, provided that if twenty percent of the Directors then serving on the Board is not a whole number, such minimum number of Member Representative Directors shall be rounded up to the next whole number.

If the Commission approves the Exchange's Form 1 Application, LTSE Group, Inc., as the sole stockholder of the Exchange, will appoint interim Directors of the Board (the "Interim Board") at a special meeting of the stockholder. The Interim Board members shall serve only until the first annual meeting of stockholder, which will be held prior to the company's commencement of operations as an Exchange. Thereafter, the Exchange represents that it would complete the full nomination, petition, and voting process set forth in the Exchange's Bylaws, which would provide persons that are approved as Members of the Exchange after the date that the Commission grants the Exchange's registration as a national securities exchange with the opportunity to participate in the selection of Member Representative Directors as promptly as possible after the effective date of the Bylaws.

Name	Corporate Title	Date of Commencement	Type of Business
Eric Ries	Interim Board Member	July 26, 2017	Interim Director
Zoran Perkov	Interim Board Member	Upon approval	Interim Director
Michelle Greene	Interim Board Member	Upon approval	Interim Director
Neil Pai	Interim Board Member	Upon approval	Interim Director
Margit Wenmachers	Interim Board Member	Upon approval	Interim Director

Morgan Housel	Interim Board Member	Upon approval	Interim Director
James Joaquin	Interim Board Member	Upon approval	Interim Director

The Exchange anticipates that it will establish the Exchange Board committees listed below, each of which shall be comprised of at least three members, except for the Member Nominating Committee, which shall be comprised of at least two members. Charters for each of these committees are attached hereto.

Appeals Committee Members

Name	Corporate Title	Date of Commencement	Type of Business
TBD			[Independent Director]
TBD			[Independent Director]
TBD			[Member Representative Director]

Audit Committee Members

Name	Corporate Title	Date of Commencement	Type of Business
TBD			[Independent Director]
TBD			[Independent Director]
TBD			[Independent Director]

Member Nominating Committee Members

Name	Corporate Title	Date of Commencement	Type of Business
TBD			[Member Representative Director]
TBD			[Member Representative Director]

Nominating Committee Members

Name	Corporate Title	Date of Commencement	Type of Business
TBD			[Independent Director]
TBD			[Independent Director]
TBD			[Independent Director]

Regulatory Oversight Committee Members

Name	Corporate Title	Date of Commencement	Type of Business
TBD			[Independent Director]
TBD			[Independent Director]

TBD			[Independent Director]

Long-Term Stock Exchange Officers

The current officers of the Exchange are listed below.

Name	Corporate Title	Date of Commencement
Eric Ries	Chief Executive Officer	July 26, 2017

If the Commission approves the Exchange's Form 1 Application, the following officers will be appointed on an interim basis.[1]

Name	Corporate Title	Date of Commencement
Zoran Perkov	Chief Executive Officer[2] & Treasurer	Upon approval
Howard Steinberg	Chief Regulatory Officer & Secretary	Upon approval
Michelle Greene	President	Upon approval

Addenda

[1] One or more of these officers may be appointed as officers prior to the Commission's approval of the Exchange's Form 1 Application.
[2] Mr. Ries will step down as Chief Executive Officer once Mr. Perkov is appointed as Chief Executive Officer; however, Mr. Ries will remain on the board of directors of the Exchange as an interim director.

Addendum J-1

Audit Committee

Charter

LONG-TERM STOCK EXCHANGE, INC.

Audit Committee

of the Board of Directors

Charter

I. PURPOSE

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of Long-Term Stock Exchange, Inc. (the "Exchange") shall assist the Board in fulfilling its responsibilities to oversee the (i) financial soundness and compliance resources of the Exchange; (ii) effectiveness of financial and compliance control processes related to operation of the Exchange; (iii) practices for reporting as a self-regulatory organization, exercising sound business risk management and ensuring ethical behavior; (iv) Exchange's financial reporting process; (v) Exchange's internal controls for information integrity; (vi) Exchange's internal audit function; and (vii) Exchange's enterprise risk and technology operations, including security and business continuity measures.

II. ORGANIZATION AND MEMBERSHIP

The Committee shall consist of at least three members, all of whom shall be Independent Directors, as defined in the Exchange's Bylaws.

Each member of the Committee shall be financially literate, as such qualification is interpreted by the Board in its business judgment, and at least one member of the Committee must be an "audit committee financial expert" in accordance with U.S. Securities and Exchange Commission ("SEC") rules. In setting the qualifications for members of the Committee, and in electing members to the Committee, the Board may take into consideration academic background, training in financial analysis or business management, business experience involving or requiring financial management analysis and such other factors as the Board may deem appropriate.

Members of the Committee shall be elected by the Board annually upon the recommendation of the Nominating Committee and, unless otherwise directed by the Board, shall serve one-year terms. Members may be removed by the Board at any time with or without cause. Membership on the Committee shall automatically end at such time as a member ceases to be a member of the Board. Upon the removal or resignation of a member, the Board may elect a successor to serve the remainder of the unexpired term. Vacancies in the membership of the Committee shall be promptly filled by an election of at least a majority of the Board, either at a regular meeting of the Board or at a special meeting of the Board called for that purpose, or by Unanimous Written Consent of the Board, in any case upon the nomination of the Nominating Committee.

One Independent Director of the Committee should be elected chairperson by the Board. If the Board fails to elect the Committee's chairperson, the Committee will elect one Independent Director of the Committee as chairperson. The Exchange shall have the power to create subcommittees with such powers as the Committee shall from time to time confer.

III. STRUCTURE AND MEETINGS

At all meetings of the Committee, a majority of the Committee members entitled to vote on a matter shall constitute a quorum for the transaction of business. Except as otherwise provided in the Exchange's Bylaws or required by the Board or applicable law, the approval of a majority of the Committee members present at any Committee meeting at which there is a quorum shall be required for any act of the Committee. Committee members may participate in a meeting in person or by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Any action required or permitted to be taken at a Committee meeting may be taken without a meeting if all Committee members consent thereto in writing, which shall include email or other electronic communication, and the written consent is filed with the minutes of proceedings of the Committee.

The Committee shall meet as often as is necessary or appropriate in its judgment, but at least four times a year, and shall report on the Committee's meeting activities, deliberations, findings and/or recommendations, as applicable, at each regular meeting of the Board. The Committee designee or, alternatively, the Secretary of the Exchange (the "Secretary"), shall ensure that the agenda for each meeting, together with any other relevant materials, is circulated to each Committee member as soon as is reasonably practicable in advance of the meeting. The Secretary or his or her designee shall maintain written minutes of the meetings. Meetings of the Committee shall be called by the Secretary at the request of the Committee chairperson or any other Committee member. The chairperson of the Committee will establish the agenda for each committee meeting.

IV. RESPONSIBILITIES AND DUTIES

In carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Exchange's financial statements or any professional certification as to an independent auditor's work.

The responsibilities and duties set forth below are intended to be a guide and are provided with the understanding that the Committee may supplement them as appropriate. The Committee shall:

1. Review financial soundness, compliance resources and the effectiveness of financial and compliance control processes related to the operation of the Exchange.

2. Review overall practices for reporting as a self-regulatory organization, exercising sound business risk management and ensuring ethical behavior.

3. Review the Exchange's financial reporting process, as well as the financial information related to the Exchange and its operations, which is provided to the Exchange's sole stockholder, LTSE Group, Inc. ("Shareholder"), and regulatory authorities with jurisdiction over the Exchange, through:

    (a) review of management reports;

(b) meetings with the Chief Executive Officer ("CEO"), Chief Financial Officer and Chief Regulatory Officer of the Exchange;

(c) meetings with representatives of the external auditor(s) retained by the Shareholder; and

(d) meetings with the Exchange's Internal Audit department or outsourced party responsible for the Exchange's internal audit function (either party to be hereinafter referred to as the "Internal Audit department").

4. Review the Exchange's systems of internal controls, technology and information integrity established by management and the Board, through meetings with management of the Exchange, the Exchange's Internal Audit department and the external auditor(s) for the Shareholder, including via executive sessions, and discuss with such parties any identified material weaknesses or significant deficiencies in internal controls, recommendations for remediation thereof and the status of such remediation.

5. Review and discuss significant, substantive communications between the Exchange and the staff of the SEC's Division of Trading and Markets, Division of Enforcement and/or Office of Compliance Inspections and Examinations.

6. Select, evaluate and, where appropriate, replace any independent auditors retained by the Exchange to perform internal or other audit functions directly for the Exchange, it being understood that, for so long as the Exchange is a wholly-owned subsidiary of the Shareholder, the financial statements of the Exchange will be audited as part of the independent audit of the consolidated financial statements of the Shareholder by independent auditors selected by the Board of Directors of the Shareholder, with such selection to be reviewed and approved annually by the Committee, in consultation with the chairperson of the Finance and Audit Committee of the Board of Directors of the Shareholder.

7. Review all activities of the Exchange's internal audit function, including (i) selecting and determining the compensation of the head of the Internal Audit department; (ii) reviewing and approving the budget of the Internal Audit department, in consultation with management; (iii) reviewing and approving the annual audit plan, in consultation with management; and (iv) conducting an evaluation of the performance of the Internal Audit department on no less than an annual basis.

8. Review enterprise risk management at the Exchange through meetings with the Exchange's management and the Internal Audit department, as well as other members of management as the Committee deems appropriate, to discuss enterprise risk management issues and the effectiveness of the Exchange's management of such risk.

9. Oversee technology operations, including security and business continuity measures,

through regular meetings with members of management, as the Committee deems appropriate.

10. Report to the Board at each regular meeting of the Board.

11. Annually review and self-evaluate the performance of the Committee.

12. Annually, and at such other times the Committee deems appropriate, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

13. Perform any other activities consistent with this Charter as the Committee deems necessary or appropriate, or as the Board shall further delegate to the Committee.

V. RESOURCES AND AUTHORITY OF THE COMMITTEE

The Committee shall have the resources and authority appropriate to discharge its responsibilities and duties, including the authority to obtain advice and seek assistance from internal or external legal counsel and auditors, which may be, but need not be, the regular corporate counsel or auditor to the Exchange, as well as accounting and other advisors. The Exchange shall provide appropriate funding for the same. The Committee may invite other Board members, management, auditors or others to attend meetings and to provide pertinent information, as necessary and appropriate.

The CEO and VP of Engineering shall each report to the Committee as requested by the Committee. The Committee may also meet periodically with other management or with independent auditors, as necessary and appropriate. The head of the Exchange's Internal Audit department and/or any independent auditors shall have a direct line of report into the Committee and have free and open access to information deemed reasonably necessary to perform their assessments.

VI. APPROVAL AND ADOPTION

This Charter was approved and adopted effective as of ________________________, 201__.

Addendum J-2

Regulatory Oversight

Committee Charter

LONG-TERM STOCK EXCHANGE, INC.
Regulatory Oversight Committee
of the Board of Directors
Charter

I. PURPOSE

The Regulatory Oversight Committee (the "Committee") of the Board of Directors (the "Board") of Long-Term Stock Exchange, Inc. (the "Exchange") shall assist the Board in fulfilling its responsibilities to (i) monitor the adequacy and effectiveness of the Exchange's regulatory program; (ii) review the adequacy and effectiveness of the supervisory and compliance programs in place for the Exchange or a facility of the Exchange; (iii) assess the Exchange's regulatory performance; (iv) assist the Board and committees of the Board in reviewing the Exchange's regulatory plan; and (v) review the overall effectiveness of the Exchange's regulatory functions.

II. ORGANIZATION AND MEMBERSHIP

The Committee shall consist of at least three members, or such greater number as determined by the Board, all of whom shall be Independent Directors, as defined in the Exchange's Bylaws.

Members of the Committee shall be elected by the Board annually upon the recommendation of the Nominating Committee and, unless otherwise directed by the Board, shall serve one-year terms. Members may be removed by the Board at any time with or without cause. Membership on the Committee shall automatically end at such time as a member ceases to be a member of the Board. Upon the removal or resignation of a member, the Board may elect a successor to serve the remainder of the unexpired term. Vacancies in the membership of the Committee shall be promptly filled by an election of at least a majority of the Board, either at a regular meeting of the Board or at a special meeting of the Board called for that purpose, or by Unanimous Written Consent of the Board, in any case upon the nomination of the Nominating Committee.

One member of the Committee should be elected chairperson by the Board. If the Board fails to elect the Committee's chairperson, the Committee will elect one member of the Committee as chairperson. The Exchange shall have the power to create subcommittees with such powers as the Committee shall from time to time confer.

III. STRUCTURE AND MEETINGS

At all meetings of the Committee, a majority of the Committee members entitled to vote on a matter shall constitute a quorum for the transaction of business. Except as otherwise provided in the Exchange's Bylaws or required by the Board or applicable law, the approval of a majority of the Committee members present at any Committee meeting at which there is a quorum shall be required for any act of the Committee.

Committee members may participate in a meeting in person or by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Any action required or permitted to be taken at a Committee meeting may be taken without a meeting if all Committee members consent thereto in writing, which shall include email or other electronic communication, and the written consent is filed with the minutes of proceedings of the Committee.

The Committee shall meet as often as is necessary or appropriate in its judgment, but at least four times a year, and shall report on the Committee's meeting activities, deliberations, findings and/or recommendations, as applicable, at each regular meeting of the Board. The Committee designee or, alternatively, the Secretary of the Exchange (the "Secretary"), shall ensure that the agenda for each meeting, together with any other relevant materials, is circulated to each Committee member as soon as is reasonably practicable in advance of the meeting. The Secretary or his or her designee shall maintain written minutes of the meetings. Meetings of the Committee shall be called by the Secretary at the request of the Committee chairperson or any other Committee member. The chairperson of the Committee will establish the agenda for each committee meeting.

IV. RESPONSIBILITIES AND DUTIES

The responsibilities and duties set forth below are intended to be a guide and are provided with the understanding that the Committee may supplement them as appropriate. The Committee shall:

1. Monitor the adequacy of the Exchange's regulatory program.

2. Review the adequacy and effectiveness of the Exchange's or a facility of the Exchange's supervisory and compliance programs.

3. Assess the Exchange's regulatory performance, and assist the Board and the Board's other committees in reviewing the Exchange's regulatory plan and overall effectiveness of the Exchange's regulatory functions, including, without limitation, through the review of:

    (a) periodic reports of any outside organizations performing surveillance, examination, investigatory, disciplinary processes/enforcement and dispute resolution services on the Exchange's behalf pursuant to any Regulatory Services Agreement; and

    (b) any reports received by the Exchange from regulatory agencies or third parties that pertain to the Exchange's performance of its regulatory or self-regulatory responsibilities.

4. Review significant regulatory changes made by other exchanges.

5. Meet with the Chief Regulatory Officer ("CRO") during each meeting of the Committee and, as appropriate, with other employees of the Exchange to discuss the performance of the Exchange's regulatory and self-regulatory functions, whether conducted internally or outsourced, including, among others, market surveillance, member examinations and enforcement.

6. Assess and confer with management with respect to:

   (a) staffing and other resources for the Exchange's compliance and regulatory programs;

   (b) disciplinary and membership qualification rules and procedures;

   (c) disciplinary sanctioning guidelines; and

   (d) other matters bearing on the effectiveness of the Exchange's surveillance program and enforcement matters.

7. Annually, in consultation with the Chief Executive Officer of the Exchange, on its own behalf and on behalf of the Board:

   (a) establish individual, performance-based goals, including relative weightings for the CRO;

   (b) conduct year-end performance evaluations of the CRO; and

   (c) determine the compensation of the CRO, inclusive of base salary, target bonus, cash bonus award (if any), base salary adjustment (if any), target bonus adjustment (if any) and awarding of incentive based, non-cash compensation (if any), including, but not limited to, awards of stock options.

8. Annually, and at such other times the Committee deems appropriate, review the amount of revenues derived by the Exchange from regulatory fees and fines and verify that such revenues were used solely to fund the legal, regulatory and compliance functions of the Exchange.

9. Report to the Board at each regular meeting of the Board.

10. Annually review and self-evaluate the performance of the Committee.

11. Annually, and at such other times the Committee deems appropriate, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

12. Perform any other activities consistent with this Charter as the Committee deems necessary or appropriate, or as the Board shall further delegate to the Committee.

V. RESOURCES AND AUTHORITY OF THE COMMITTEE

The Committee shall have the resources and authority appropriate to discharge its responsibilities and duties, including the authority to obtain advice and seek assistance from internal or external legal counsel, which may be, but need not be, the regular corporate counsel to the Exchange, and other advisors. The Exchange shall provide appropriate funding for the same. The Committee may invite other Board members, management, auditors or others to attend meetings and to provide pertinent information, as necessary and appropriate.

VI. APPROVAL AND ADOPTION

This Charter was approved and adopted effective as of ____________, 201___.

Addendum J-3

Nominating Committee Charter

LONG-TERM STOCK EXCHANGE, INC.
Nominating Committee
of the Board of Directors
Charter

I. PURPOSE

The Nominating Committee (the "Committee") of the Board of Directors (the "Board") of Long-Term Stock Exchange, Inc. (the "Exchange") shall assist the Board in (i) developing and recommending governance policies to the Board; (ii) nominating candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board (other than Member Representative Director positions, as defined in the Bylaws of the Exchange); (iii) recommending Director candidates and committee chairpersons to serve on Board committees; and (iv) overseeing the annual self-evaluations of the Board, its Independent Directors and each Board committee.

II. ORGANIZATION AND MEMBERSHIP

The Committee shall consist of at least three members, or such greater number as determined by the Board, all of whom shall be Independent Directors, as defined in the Exchange's Operating Agreement.

Pursuant to the Exchange's Bylaws, each member of the Committee shall be elected annually by the Board. The Committee, after completion of the Committee's duties for nominating Directors for election to the Board for a given year, shall recommend candidates to the Board to serve on the succeeding year's Committee, as applicable. Vacancies in the membership of the Committee shall be promptly filled by an election of at least a majority of the Board, either at a regular meeting of the Board or at a special meeting of the Board called for that purpose, or by Unanimous Written Consent of the Board, in any case upon the nomination of the Nominating Committee.

One Independent Director of the Committee should be elected chairperson by the Board. If the Board fails to elect the Committee's chairperson, the Committee will elect one Independent Director of the Committee as chairperson. The Exchange shall have the power to create subcommittees with such powers as the Committee shall from time to time confer.

III. STRUCTURE AND MEETINGS

At all meetings of the Committee, a majority of the Committee members entitled to vote on a matter shall constitute a quorum for the transaction of business. Except as otherwise provided in the Exchange's Bylaws or required by the Board or applicable law, the approval of a majority of the Committee members present at any Committee meeting at which there is a quorum shall be required for any act of the Committee. Committee members may participate in a meeting in person or by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Any action required or permitted to be taken at a Committee meeting may be taken without a meeting if all Committee members consent thereto in writing, which shall include email or other electronic communication, and the written consent is filed with the minutes of proceedings of the Committee.

The Committee shall meet as often as is necessary or appropriate in its judgment, but at least once a year, and shall report on the Committee's activities, deliberations, findings and/or recommendations, as applicable, at each regular meeting of the Board. The Committee designee or, alternatively, the Secretary of the Exchange (the "Secretary"), shall ensure that the agenda for each meeting, together with any other relevant materials, is circulated to each Committee member as soon as is reasonably practicable in advance of the meeting. The Secretary or his or her designee shall maintain written minutes of the meetings. Meetings of the Committee shall be called by the Secretary at the request of the Committee chairperson or any other Committee member. The chairperson of the Committee will establish the agenda for each committee meeting.

IV. RESPONSIBILITIES AND DUTIES

The responsibilities and duties set forth below are intended to be a guide and are provided with the understanding that the Committee may supplement them as appropriate. The Committee shall:

1. Review the implementation and effectiveness of the Exchange's Bylaws, committee Charters, Board Charters and other governing documents, as well as conflicts of interest policies, and recommend modifications to the Board as necessary and appropriate.

2. Review current best practices in corporate governance and make recommendations to the Board as appropriate.

3. Oversee orientation of new Directors.

4. Oversee annual self-evaluation of the Board and its Independent Directors.

5. Oversee annual self-evaluation process for each committee of the Board, which includes making a determination as to whether each committee of the Board requires an annual self-evaluation.

6. Nominate candidates for election to the Board at the annual stockholder meeting, as well as to all other vacant or new Director positions on the Board (other than Member Representative Director positions).

7. Recommend Director candidates and committee chairpersons to serve on the committees of the Board, including the Committee itself.

8. Develop and adopt guidelines for qualifications of new Directors, including desired qualifications, experience, background and skill sets.

9. Evaluate the performance, skills and relevant experience of Directors being considered for re-nomination.

10. Report to the Board at each regular meeting of the Board.

11. Annually review and self-evaluate the performance of the Committee.

12. Annually, and at such other times the Committee deems appropriate, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

13. Perform any other activities consistent with this Charter as the Committee deems necessary or appropriate, or as the Board shall further delegate to the Committee.

V. RESOURCES AND AUTHORITY OF THE COMMITTEE

The Committee shall have the resources and authority appropriate to discharge its responsibilities and duties, including the authority to obtain advice and seek assistance from internal or external legal counsel, which may be, but need not be, the regular corporate counsel to the Exchange, as well as internal and external accounting or other advisors. The Committee shall have the sole authority to retain and terminate any external consulting firms or any search firm to be used to identify Independent Director candidates, including sole authority to approve the fees and other retention terms of any such consulting firm or search firm. The Exchange shall provide appropriate funding for the same. The Committee may invite other Board members, management, auditors or others to attend meetings and to provide pertinent information, as necessary and appropriate.

VI. APPROVAL AND ADOPTION

This Charter was approved and adopted effective as of __________, 201_.

Addendum J-4

Member Nominating

Committee Charter

LONG-TERM STOCK EXCHANGE, INC.
Member Nominating Committee
of the Board of Directors
Charter

I. PURPOSE

The Member Nominating Committee (the "Committee") of the Board of Directors (the "Board") of Long-Term Stock Exchange, Inc. (the "Exchange") shall assist the Board in identifying, approving and submitting candidates for election to the position of Member Representative Director, as defined in the Exchange's Bylaws.

II. ORGANIZATION AND MEMBERSHIP

The Committee shall consist of at least two members, or such greater number as determined by the Board, all of whom shall be Member Representative Directors, as defined in the Exchange's Bylaws.

Pursuant to the Exchange's Bylaws, each member of the Committee shall be elected annually by the Board and shall qualify as a Member Representative Director. The Committee, after completion of the Committee's duties for nominating Directors for election to the Board for a given year, shall recommend candidates to serve on the succeeding year's Committee, as applicable. Vacancies in the membership of the Committee shall be promptly filled by an election of at least a majority of the Board, either at a regular meeting of the Board or at a special meeting of the Board called for that purpose, or by Unanimous Written Consent of the Board.

One member of the Committee should be elected chairperson by the Board. If the Board fails to elect the Committee's chairperson, the Committee will elect one member of the Committee as chairperson.

III. STRUCTURE AND MEETINGS

At all meetings of the Committee, a majority of the Committee members entitled to vote on a matter shall constitute a quorum for the transaction of business. Except as otherwise provided in the Exchange's Bylaws or required by the Board or applicable law, the approval of a majority of the Committee members present at any Committee meeting at which there is a quorum shall be required for any act of the Committee. Committee members may participate in a meeting in person or by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Any action required or permitted to be taken at a Committee meeting may be taken without a meeting if all Committee members consent thereto in writing, which shall include email or other electronic communication, and the written consent is filed with the minutes of proceedings of the Committee.

The Committee shall meet as often as is necessary or appropriate in its judgment, and shall report its findings and/or recommendations, as applicable, at each regular meeting of the Board. The Committee designee or, alternatively, the Secretary of the Exchange (the "Secretary"), shall ensure that the agenda for each meeting, together with any other relevant materials, is circulated to each Committee member as soon as is reasonably practicable in advance of the meeting. The Secretary or his or her designee shall maintain written minutes of the meetings. Meetings of the Committee shall be

called by the Secretary at the request of the Committee chairperson or any other Committee member. The chairperson of the Committee will establish the agenda for each committee meeting.

IV. RESPONSIBILITIES AND DUTIES

The responsibilities and duties set forth below are intended to be a guide and are provided with the understanding that the Committee may supplement them as appropriate. The Committee shall:

1. Consult with the Nominating Committee and solicit comments from Exchange Members regarding candidates for Member Representative Director positions.

2. Approve and submit to the Nominating Committee candidates for Member Representative Director positions.

3. Nominate individuals to fill vacancies in the Member Representative Director positions.

4. Report to the Board at each regular meeting of the Board.

5. Annually review and self-evaluate the performance of the Committee.

6. Annually, and at such other times the Committee deems appropriate, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

7. Perform any other activities consistent with this Charter as the Committee deems necessary or appropriate, or as the Board shall further delegate to the Committee.

V. RESOURCES AND AUTHORITY OF THE COMMITTEE

The Committee shall have the resources and authority appropriate to discharge its responsibilities and duties, including the authority to obtain advice and seek assistance from internal or external legal counsel, which may be, but need not be, the regular corporate counsel to the Exchange, and internal or external accounting or other advisors. The Exchange shall provide appropriate funding for the same. The Committee may invite other Board members, management, auditors or others to attend meetings and to provide pertinent information, as necessary and appropriate.

VI. APPROVAL AND ADOPTION

This Charter was approved and adopted effective as of ____________, 201_.

Addendum J-5

Appeals Committee

Charter

LONG-TERM STOCK EXCHANGE, INC.
Appeals Committee
of the Board of Directors
Charter

I. PURPOSE

The Appeals Committee (the "Committee") of the Board of Directors (the "Board") of Long-Term Stock Exchange, Inc. (the "Exchange") shall preside over all appeals related to disciplinary and adverse action determinations in accordance with rules adopted by the Exchange ("Exchange Rules").

II. ORGANIZATION AND MEMBERSHIP

The Committee shall consist of two Independent Directors and one Member Representative Director, each as defined in the Exchange's Bylaws.

Members of the Committee shall be elected by the Board annually upon the recommendation of the Nominating Committee and, unless otherwise directed by the Board, shall serve one-year terms. Members may be removed by the Board at any time with or without cause. Membership on the Committee shall automatically end at such time as a member ceases to be a member of the Board. Upon the removal or resignation of a Committee member, the Board may elect a successor to serve the remainder of the unexpired term. Vacancies in the membership of the Committee shall be promptly filled by an election of at least a majority of the Board, either at a regular meeting of the Board or at a special meeting of the Board called for that purpose, or by Unanimous Written Consent of the Board, in any case upon the nomination of the Nominating Committee.

One member of the Committee should be elected chairperson by the Board. If the Board fails to elect the Committee's chairperson, the Committee will elect one member of the Committee as chairperson. The Exchange shall have the power to create subcommittees with such powers as the Committee shall from time to time confer.

III. STRUCTURE AND MEETINGS

At all meetings of the Committee, a majority of the Committee members entitled to vote on a matter shall constitute a quorum for the transaction of business. Except as otherwise provided in the Exchange's Bylaws or required by the Board or applicable law, the approval of a majority of the Committee members present at any Committee meeting at which there is a quorum shall be required for any act of the Committee. Committee members may participate in a meeting in person or by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Any action required or permitted to be taken at a Committee meeting may be taken without a meeting if all Committee members consent thereto in writing, which shall include email or other electronic communication, and the written consent is filed with the minutes of proceedings of the Committee.

The Committee shall meet as often as is necessary or appropriate in its judgment, set prompt hearing dates in response to applications for hearings, and shall report its findings and/or recommendations, as applicable, at each regular meeting of the Board. The Committee designee or, alternatively, the Secretary of the Exchange (the "Secretary"), shall ensure that the agenda for each

meeting, together with any other relevant materials, is circulated to each Committee member as soon as is reasonably practicable in advance of the meeting. The Secretary or his or her designee shall maintain written minutes of the meetings. Meetings of the Committee shall be called by the Secretary at the request of the Committee chairperson or any other Committee member. The chairperson of the Committee will establish the agenda for each committee meeting.

IV. RESPONSIBILITIES AND DUTIES

The responsibilities and duties set forth below are intended to be a guide and are provided with the understanding that the Committee may supplement them as appropriate. The Committee shall:

1. Preside over all appeals related to disciplinary and adverse action determinations in accordance with Exchange Rules.

2. Review the record of an appealed hearing and written exceptions filed by the parties.

3. Make determinations on the appropriateness of opening the appeal record for introduction of evidence or the hearing of argument.

4. Make determinations respecting all questions concerning the admissibility of evidence in a hearing.

5. Question any parties and witnesses to the hearing proceeding, as determined appropriate.

6. Decide whether or not to overturn appealed disciplinary and adverse action determinations.

7. Report to the Board at each regular meeting of the Board.

8. Annually review and self-evaluate the performance of the Committee.

9. Annually, and at such other times the Committee deems appropriate, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

10. Perform any other activities consistent with this Charter as the Committee deems necessary or appropriate, or as the Board shall further delegate to the Committee.

V. RESOURCES AND AUTHORITY OF THE COMMITTEE

The Committee shall have the resources and authority appropriate to discharge its responsibilities and duties, including the authority to obtain advice and seek assistance from internal or external legal counsel, which may be, but need not be, the regular corporate counsel to the Exchange, and other advisors. The Exchange shall provide appropriate funding for the same. The Committee may invite other Board members, management, auditors or others to attend meetings and to provide pertinent information, as necessary and appropriate.

VI. APPROVAL AND ADOPTION

This Charter was approved and adopted effective as of ____________, 201_.